Exhibit 15.3

do more feel better live longer

Annual Report

2019

We are a science-led

global healthcare company

Our purpose

To improve the quality of human life by helping people do more, feel better, live longer.

Our goal

To become one of the world’s most innovative, best-performing and trusted healthcare companies.

Our strategy

To bring differentiated, high-quality and needed healthcare products to as many people as possible, with our three global businesses, scientific and technical know-how and talented people.

Our long-term priorities

Our priorities are underpinned by our ambition to build a more performance focused culture, aligned to our values and expectations.

Innovation

We invest in scientific and technical excellence to develop and launch a pipeline of new products that meet the needs of patients, payers and consumers.

Performance

We deliver growth-based performance by investing effectively in our business, developing our people and executing competitively.

Trust

We are a responsible company and commit to use our science and technology to address health needs, make our products affordable and available and to be a modern employer.

Our values and expectations

Our values – patient focus, transparency, respect and integrity.

Our expectations – courage, accountability, development and teamwork.

Cautionary statement

See the inside back cover of this document for the cautionary statement regarding forward-looking statements.

Non-IFRS measures

We use a number of adjusted, non-IFRS, measures to report the performance of our business. Total reported results represent the Group’s overall performance under IFRS. Adjusted results, pro-forma growth rates and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results and other non-IFRS measures are defined on pages 50 to 52 and reconciliations to the nearest IFRS measures are on pages 62 and 65.

We believe that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

Strategic report
Governance and remuneration
Financial statements
Investor information

Our business model

We have three global businesses that discover, develop and

manufacture innovative medicines, vaccines and consumer healthcare products. Every day, we help improve the health of millions of people around the world.

Our operations span the value chain from identifying, researching, developing and testing ground-breaking discoveries, to regulatory approval, manufacturing and commercialisation.

We have over 99,000 employees across 95 countries with outstanding scientific and technical know-how and deep expertise in regulation, intellectual property and commercialisation. We also work with world-leading experts and form strategic partnerships to complement our existing capabilities.

Innovation is critical to how we improve health and create financial value. As a research-based healthcare company we rely on intellectual property protection to help ensure a reasonable return on our investments so we can continue to research and develop new and innovative medicines. In 2019 we invested £4.6 billion in R&D. In Pharmaceuticals and Vaccines we focus on science related to the immune system, human genetics and advanced technology. In Consumer Healthcare we leverage our scientific expertise and deep consumer insights to create healthcare products that meet consumer demands.

Our ability to launch new products successfully and grow sales from our existing portfolio is key to our commercial success. For patients and consumers we deliver transformational medicines, vaccines and consumer healthcare products. In 2019 that included 2.3 billion packs of medicines, 701 million vaccine doses and 4.2 billion consumer healthcare products.

As part of our capital allocation framework we invest in our three businesses and provide returns to shareholders in the form of dividends and share value growth. In 2019 we paid a dividend of 80p per share and delivered £5.1 billion of free cash flow.

We make a positive contribution to the communities in which we operate by creating employment, working with suppliers and paying tax. We offer a broad range of employee benefits, including preventative healthcare services, so that we are able to attract and retain the best people. By delivering on our purpose, the greatest contribution we make is to improve the health of people around the world with our medicines, vaccines and consumer healthcare products.

Pharmaceuticals		Vaccines		Consumer Healthcare

Our Pharmaceuticals business has a broad portfolio of innovative and established medicines in respiratory, HIV, immuno-inflammation and oncology. We are strengthening our R&D pipeline through a focus on immunology, human genetics and advanced technologies to help us identify transformational new medicines for patients.

We are the world’s largest vaccines company by revenue, delivering vaccines that protect people at all stages of life. Our R&D focuses on developing vaccines against infectious diseases that combine high medical need and strong market potential.

Our world-leading Consumer Healthcare business combines science and consumer insights to create innovative everyday healthcare brands that consumers trust and experts recommend. In 2019, we finalised an agreement with Pfizer to combine our two consumer healthcare businesses.

Read more on page 17		Read more on page 23		Read more on page 27
Turnover	£m	Turnover	£m	Turnover	£m

Respiratory	3,081

HIV	4,854	Meningitis	1,018	Wellness	4,526

Immuno-inflammation	613	Shingles	1,810	Oral health	2,673

Oncology	230	Influenza	541	Nutrition	1,176

Established Pharmaceuticals	8,776	Established Vaccines	3,788	Skin health	620

Total	17,554	Total	7,157	Total	8,995

GSK Annual Report 2019    01

Our business model continued

Preparing for the future

Investing in R&D and new products

In order to be successful, we are increasing investment in R&D and new products to deliver future growth. Since announcing our new approach to R&D in 2018, we have made significant progress to strengthen our pipeline, particularly in oncology. We now have 39 medicines and 15 vaccines in the pipeline, and in 2019 we had three major approvals, eight regulatory submissions, six positive read-outs from pivotal studies and we progressed four new assets into pivotal studies.

During 2019 we also completed transactions with Tesaro and with Merck KGaA, further strengthening our position in oncology, and initiated alliances to build out our platform technologies, in genomics with the University of California, and in cell therapy with Lyell Immunopharma.

The positive clinical data we are generating and the progress we have made to strengthen the pipeline underpins our decision to further increase investment in R&D over the next two years.

Creating two new companies

In early 2020, consistent with our strategic priorities and previous announcements, we started a two-year programme to prepare GSK for separation into two new leading companies: New GSK, a biopharma company, with an R&D approach focused on science related to the immune system, use of genetics and new technologies; and a new Consumer Healthcare company with category-leading power brands and innovation based on science and consumer insights.

Our intention remains to separate around three years from the close of the transaction that resulted in the formation of our new Consumer Healthcare Joint Venture, which was in July 2019.

The new programme will use the unique catalyst of separation to reset the capabilities and cost base for both companies, and help support delivery of the significant value creation opportunities we see in both New GSK and new Consumer Healthcare.

For New GSK, we see a clear opportunity to drive a common approach to R&D as science related to the immune system converges across both pharmaceuticals and vaccines. This will enable us to be even more effective in how we allocate our budget, share technical and scientific expertise and deliver our pipeline, regardless of modality.

Under the programme, we will also seek to improve our capabilities and create efficiencies in our global support functions; continue to simplify and focus our manufacturing network, ensuring our supply chain is ready to launch our new speciality medicines, and rationalise our portfolio through divestments.

For the new Consumer Healthcare company, this programme will support the building of key technology infrastructure and the expertise necessary to operate as a standalone company.

We believe that increased investment in our pipeline and new products, together with effective implementation of our new two-year programme, will set each new company up with strong foundations for future performance. The financial benefits, costs and reporting associated with the programme are set out on pages 63 and 64.

Capital allocation

02    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Chairman’s statement

I am delighted to introduce my first GSK Annual Report as Chairman.

I am passionate about life sciences having worked in the industry for many years. It is a sector that I know can make a meaningful difference to patients and people around the world.

While GSK has a proud history of innovation, it was the exciting future ahead that made joining GSK irresistible. Not only do we have the opportunity to create the world’s leading Consumer Health business but also to create a biopharma business, founded on today’s leading scientific platforms. The Board and an outstanding management team led by Emma are determined to achieve this.

GSK delivered good operating performance in 2019 with growth in sales and earnings and good cash generation. Emma and her team are sucessfully focused on strengthening the pipeline and delivering strong commercial execution. This is evident in the contribution to growth from new products in these results.

Innovation

2019 saw good progress on the Group’s priority to strengthen its pharmaceuticals pipeline, particularly in oncology, with eight filings and four assets moved into pivotal trials. The Board was particularly pleased to see positive data came from assets acquired through the Tesaro transaction.

The distinctive new approach to R&D, to focus on the immune system, the use of genetics and advanced analytical technologies, is also advancing with the formation of partnerships including with the University of California, 23andMe and Lyell and the attraction of new talent into the organisation. Over the longer term, this new approach promises to deliver a more productive R&D organisation delivering a higher number of differentiated medicines. This is an area the Board Science Committee is working closely with management on.

In my first few months, I have had many conversations with shareholders. I am pleased to report strong support for the strategic direction of the company and for the intention to separate into two new companies. To successfully deliver this the Group has initiated a new programme to help prepare for separation. Consequently, we have established a new Board committee, to work closely with management and provide support and oversight over the next two years.

Capital allocation

The Board supports management’s clear framework for capital allocation which prioritises investment in the pharmaceuticals pipeline and building vaccine supply capacity. Disciplined support of business development opportunities is also part of the framework. Of course, the Board are also mindful of returns to shareholders and we returned 80p per share in 2019 as expected. Total shareholder return in 2019 was ▪%.

Environment, social and governance (ESG)

With 2019 the first year of required compliance with the revised UK Corporate Governance Code, and with the increased emphasis on the value of ESG factors to overall performance, I have been pleased to find GSK’s purpose, strategy and priorities well placed to deliver long-term value for society and shareholders. That we will need to do more and give greater prominence to what we are doing, is clear, but we start from a good place.

GSK has a strong foundation in global health innovation and this continues to play an important role. Promising data on our candidate TB vaccine and recognition for GSK’s leadership in antimicrobial resistance, a major global health threat is good demonstration of this. Access and affordability of medicines is a critical issue for the industry and society, and the company continues to be focused on making its products affordable and available through responsible pricing and strategic access programmes and partnerships.

Tackling climate change will require action from everyone and GSK is committed to playing its part. The company is delivering well on reducing its carbon footprint in line with the Paris Agreement, and is assessing the opportunities and risks that the transition to a low carbon economy presents.

Board changes

We have made progress on searching for Judy Lewent’s successor as Chair of the Audit & Risk Committee. I am delighted that Judy has agreed to stay for a further year to facilitate a transition before stepping down from the Board at the 2021 AGM. Whilst I am mindful that the 2018 UK Corporate Governance Code indicates that Non-Executive Directors should not serve for more than nine years, I firmly believe that a smooth transition is in the best interests of the company and shareholders.

As is set out in more detail in the section on Board governance, we have re-evaluated our priorities and the Board committee architecture to be able to support and oversee the creation of two outstanding new organisations.

During the year Sir Philip Hampton stood down from the Board as anticipated in last year’s Annual Report, and Iain Mackay became our Chief Financial Officer, replacing Simon Dingemans. I’d like to take this opportunity to thank Philip and Simon for their service to GSK.

Finally, my thanks go to all of GSK’s employees, partners, shareholders and customers for their support and warm welcome.

Sir Jonathan Symonds

Chairman

GSK Annual Report 2019    03

CEO’s statement

I am pleased with the progress we made in 2019 on our three long-term priorities of Innovation, Performance and Trust. We have strengthened our pipeline, improved operational execution and further reshaped the Group.

Growth in 2019 sales and earnings

Group sales grew 10% at actual exchange rates and 8% at constant exchange rates to £33.8 billion. This is a good performance, particularly when considering that 2019 was the first year of a generic version of Advair in the US.

New products drove the increase in sales, reflecting their innovation and our focus on commercial execution. Shingrix, our shingles vaccine, had a remarkable year with sales of £1.8 billion and is now the most successful biopharma launch of the last 10 years. The product also received the prestigious Prix Galien award for innovation. In Respiratory, we saw strong growth from Trelegy and Nucala, and in HIV, new two-drug regimens, Dovato and Juluca, contributed sales of £422 million.

The Total Group operating margin increased 2.8 percentage points but the Adjusted operating margin decreased 2.1 percentage points (CER) reflecting our decision to invest in these new products and our priority pipeline programmes. Total earnings per share were 93.9p, up 27% at actual exchange rates, 23% CER and Adjusted earnings per share grew 4% at actual exchange rates, 1% CER to 123.9p.

We achieved strong cash generation, with free cash flow of £5.1 billion. As expected, we announced a dividend of 80p in 2019 and we expect to do so again in 2020.

Landmark year for R&D

When I became CEO, I made strengthening our R&D pipeline our first priority. In 2019 we made significant progress. Under the leadership of Dr Hal Barron, our Chief Scientific Officer, we delivered three major approvals, eight regulatory filings for new medicines, six positive readouts from assets in pivotal studies and progressed four new assets into pivotal studies, three of which are biologics.

This progress reflects successful prioritisation and development of the pipeline in core areas such as HIV and Respiratory, and in fast emerging areas such as Oncology. Here, we were particularly pleased to see pivotal data for Zejula, for ovarian cancer, and belantamab mafodotin for multiple myeloma. We believe both these assets have the potential to transform how patients are treated for these underserved cancer types.

In all, we have 39 medicines and 15 vaccines currently in clinical development, and in 2020 we expect at least six potential product approvals. We also expect a substantial amount of proof-of-concept data including combination studies for various immuno-oncology agents and for innovative vaccines; for respiratory syncytial virus (RSV) and for chronic obstructive pulmonary disease (COPD).

We continue to build our capabilities in new platform technologies, notably with a pioneering new partnership with the University of California, to establish a state-of-the-art laboratory for CRISPR gene-editing technologies; and with the biotech company, Lyell, for development of new cell therapies. I am also pleased that our partnership with 23andMe is progressing well. We have now identified eight new targets to work on together in immunology, oncology, neurology and cardiovascular disease.

Preparing for the future

Delivering innovation is our first priority, and our recent data readouts, together with the progress we have made to strengthen the pipeline, underpin our decision to further increase investment in R&D and our new products for long-term growth.

At the same time, we continue to focus on operational execution, including delivering a successful integration in Consumer Healthcare following completion of the transaction with Pfizer on 31 July 2019.

We are also now preparing for separation of the Group. As previously stated, our intention is to separate around three years from closing the transaction. We have therefore initiated a two-year programme to prepare two new companies: New GSK, a Biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and advanced technologies; and a new Consumer Healthcare company with a world-leading portfolio of brands and scale.

Our new programme aims to use the unique catalyst we have of separation to set competitive capabilities and a cost base for both companies, and help to deliver the significant value creation for patients, consumers and shareholders.

04    GSK Annual Report 2019

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Investor information

CEO’s statement continued

Building Trust

GSK has consistently, and will continue to take action to make a broader contribution to society in addition to delivery of financial returns. In 2019 we made good progress across all of our Trust commitments, and we are well placed to respond to increasing investor interest in environmental, social and governance (ESG) performance. We were pleased to be ranked the top pharma company in the Dow Jones Sustainability Index for our sector.

Most notable have been several recent initiatives related to global health and health security. Following the publication of excellent data for our candidate TB vaccine, in early 2020 we secured a ground-breaking agreement with the new Gates Medical Research Institute, to develop the vaccine for use in low-income countries. This new alliance reflects our aim to take a sustainable approach to global health, focusing our efforts and expertise on science and research, while partnering with others to ensure development and delivery. We also filed regulatory submissions for a new formulation of our latest HIV medicine, which will expand access for use by children in resource poor settings.

We were also pleased to see our science and research recognised through GSK’s leadership of the Access to Medicine Foundation’s 2020 antimicrobial resistance benchmark.

In February 2020, to support the global response to the outbreak caused by coronavirus (SARS-CoV-2), we formed collaborations with CEPI (Coalition for Epidemic Preparedness Innovations) and other institutions and companies to make our vaccine adjuvant technology available for the development of an effective vaccine against the virus.

In another area of our Trust agenda, we are working hard to reduce our environmental impact. Underpinned by five public targets, our goal is to reduce our impact by one quarter by 2030. In this report we also set out our approach to climate change risk, including our first voluntary disclosure using recommendations of the Taskforce for Climate-related Financial Disclosure (TCFD).

Our people and culture

We continue to work to develop a more performance-focused culture, with a strong emphasis on ethics and values. Building trust internally remains a key priority. Our regular employee survey helps us review our levels of employee engagement and we were pleased to achieve excellent engagement scores at all levels of the organisation over the course of last year.

We are also pursuing a broad agenda to promote inclusion and diversity. In 2019, female representation across the organisation increased, particularly at senior management level, and GSK was recognised in the Stonewall LGBT+ rights group, as a top global employer.

The significant progress we made in 2019 is due to the effort, talent and dedication of GSK people and all those we work with. I want to thank them for their enormous contribution and we count on them again in 2020.

Emma Walmsley

Chief Executive Officer

GSK Annual Report 2019    05

Financial performance

Total results

2019	2018	Growth
% of	% of
£m	turnover	£m	turnover	£%	CER%
Turnover	33,754	100	30,821	100	10	8

Cost of sales	(11,863)	(35.1)	(10,241)	(33.2)	16	16
Gross profit	21,891	64.9	20,580	66.8	6	4

Selling, general and administration	(11,402)	(33.8)	(9,915)	(32.2)	15	13

Research and development	(4,568)	(13.5)	(3,893)	(12.6)	17	15

Royalty income	351	1.1	299	1.0	17	17

Other operating income/(expense)	689	1.9	(1,588)	(5.2)
Operating profit	6,961	20.6	5,483	17.8	27	23

Net finance costs	(814)	(717)

Profit on disposal of interest in associates	–	3

Share of after-tax profits of associates and joint ventures	74	31
Profit before taxation	6,221	4,800	30	25

Taxation	(953)	(754)

Tax rate	15.3%	15.7%
Profit after taxation	5,268	4,046	30	26

Profit attributable to non-controlling interests	623	423

Profit attributable to shareholders	4,645	3,623

Earnings per share	93.9	p	73.7	p	27	23

How we performed

Cost of sales

Total cost of sales as a percentage of turnover was 35.1%, 1.9 percentage points higher at AER and 2.4 percentage points higher in CER terms. This primarily reflected an increase in the costs of Major restructuring programmes, the unwind of the fair value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer and continued adverse pricing pressure in Pharmaceuticals, partly offset by a more favourable product mix in Vaccines.

Selling, general and administration

Total SG&A costs as a percentage of turnover were 33.8%, 1.6 percentage points higher at AER and 1.6 percentage points higher at CER. This included increased significant legal charges arising from the settlement of existing matters and provisions for ongoing litigation, increased investment resulting from the acquisition of Tesaro and greater promotional product support, particularly for new launches.

Research and development

Total R&D expenditure was £4,568 million (13.5% of turnover), up 17% AER, 15% CER. This reflected a significant increase in study and clinical trial material investment in Oncology and increased spending on the progression of key non-Oncology assets, partly offset by savings from the early phase portfolio reprioritisation in late 2018.

Other operating income/(expense)

Net other operating income primarily reflected the profit on disposal of rabies and tick-borne encephalitis vaccines and a number of other asset disposals together with an increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands.

Operating profit

Total operating profit was £6,961 million in 2019 compared with £5,483 million in 2018. Reduced remeasurement charges on the contingent consideration liabilities, no Consumer Healthcare put option charge, increased profits on disposals and an increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands were partly offset by increased charges for Major restructuring and significant legal matters.

Tax

The charge of £953 million represented an effective tax rate on Total results of 15.3% (2018 – 15.7%) and reflected the different tax effects of the various Adjusting items.

Non-controlling interests

The allocation of Total earnings to non-controlling interests amounted to £623 million (2018 – £423 million). The increase was primarily due to an increased allocation of ViiV Healthcare profits.

Earnings per share

Total earnings per share was 93.9p, compared with 73.7p in 2018. The increase in earnings per share primarily reflected reduced remeasurement charges on the contingent consideration liabilities and put options, an increase in the value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, a reduced effective tax rate and an increased share of after-tax profits of associates as a result of a non-recurring income tax benefit in Innoviva.

06    GSK Annual Report 2019

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Investor information

Financial performance continued

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK uses a number of Adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. See page 50 for a fuller definition.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s Annual Reports, including the financial statements and notes, in their entirety.

GSK is undertaking a number of Board-approved Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

The Group has also initiated a two-year Separation Preparation programme to prepare GSK for separation into two new leading companies in biopharma and consumer healthcare.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice.

GSK’s reported results include five months of results of the former Pfizer consumer healthcare business from 1 August 2019. Pro-forma growth rates at CER have been calculated for 2019 including the equivalent five months of results of the former Pfizer consumer healthcare business in the comparative period, as more fully described on page 52.

Divestments,
Intangible	Intangible	significant
Total	asset	asset	Major	Transaction-	legal and	Adjusted
Adjusting items	results	amortisation	impairment	restructuring	related	other items	results
£m	£m	£m	£m	£m	£m	£m
Turnover	33,754	33,754
Cost of sales	(11,863)	713	30	658	383	–	(10,079)
Gross profit	21,891	713	30	658	383	–	23,675

Selling, general and administration	(11,402)	4	332	104	247	(10,715)

Research and development	(4,568)	64	49	114	2	(4,339)

Royalty income	351	351

Other operating income/(expense)	689	1	(142)	(548)	–
Operating profit	6,961	777	83	1,105	345	(299)	8,972

Net finance costs	(814)	5	(1)	(810)
Share of after-tax profits of associates and joint ventures	74	74
Profit before taxation	6,221	777	83	1,110	345	(300)	8,236

Taxation	(953)	(156)	(17)	(208)	(124)	140	(1,318)

Tax rate	15.3%	16.0%
Profit after taxation	5,268	621	66	902	221	(160)	6,918

Profit attributable to non-controlling interests	623	164	787

Profit attributable to shareholders	4,645	621	66	902	57	(160)	6,131

Earnings per share	93.9	p	12.6	p	1.3	p	18.2	p	1.2	p	(3.3)	p	123.9	p

Intangible asset amortisation and impairment

Amortisation and impairment of intangible assets and goodwill excludes computer software.

Major restructuring

Major restructuring costs, which include impairments of tangible assets and computer software (under specific Board-approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions.

Transaction-related

Transaction-related accounting or other adjustments related to significant acquisitions.

Divestments, significant legal and other items

Proceeds and costs of disposals of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items.

GSK Annual Report 2019    07

Financial performance continued

Adjusted results

2019	2018	Growth
% of	% of
£m	turnover	£m	turnover	£%	CER%
Turnover	33,754	100	30,821	100	10	8
Cost of sales	(10,079)	(29.9)	(9,178)	(29.8)	10	10
Gross profit	23,675	70.1	21,643	70.2	9	7

Selling, general and administration	(10,715)	(31.7)	(9,462)	(30.7)	13	12

Research and development	(4,339)	(12.9)	(3,735)	(12.1)	16	14

Royalty income	351	1.1	299	1.0	17	17
Operating profit	8,972	26.6	8,745	28.4	3	–

Net finance costs	(810)	(698)

Share of after-tax profits of associates and joint ventures	74	31
Profit before taxation	8,236	8,078	2	(1)

Taxation	(1,318)	(1,535)
Tax rate	16.0%	19.0%
Profit after taxation	6,918	6,543	6	3

Profit attributable to non-controlling interests	787	674

Profit attributable to shareholders	6,131	5,869
Earnings per share	123.9	p	119.4	p	4	1

How we performed

Cost of sales

Adjusted cost of sales as a percentage of turnover was 29.9%, 0.1 percentage points higher at AER and 0.5 percentage points higher at CER. On a pro-forma basis, Adjusted cost of sales as a percentage of turnover was 29.9%, 0.3 percentage points higher at CER. This primarily reflected continued adverse pricing pressure in Pharmaceuticals, partly offset by a more favourable product mix in Vaccines, largely due to the growth of Shingrix in the US.

Selling, general and administration

Adjusted SG&A costs as a percentage of turnover were 31.7%, 1.0 percentage point higher at AER and 1.0 percentage point higher on a CER basis. On a pro-forma basis, Adjusted SG&A costs as a percentage of turnover were 31.7%, 0.8 percentage points higher at CER, compared with 2018. This primarily reflected increased investment resulting from the acquisition of Tesaro and in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV, partly offset by the continuing benefit of restructuring in Pharmaceuticals and the tight control of ongoing costs.

Research and development

Adjusted R&D expenditure was £4,339 million (12.9% of turnover), 16% higher at AER, 14% higher at CER than in 2018. On a pro-forma basis, Adjusted R&D expenditure grew 13%. This reflected a significant increase in study and clinical trial material investment in Oncology and increased spending on the progression of key non-Oncology assets, partly offset by savings from the early phase portfolio reprioritisation in late 2018.

Operating profit

Adjusted operating profit was £8,972 million, 3% higher at AER but flat at CER on a turnover increase of 8% CER. The Adjusted operating margin of 26.6% was 1.8 percentage points lower at AER, and 2.1 percentage points lower on a CER basis than in 2018. On a pro-forma basis, Adjusted operating profit was 3% lower at CER on a turnover increase of 4% CER. The Adjusted pro-forma operating margin of 26.6% was 1.9 percentage points lower on a CER basis than in 2018. The reduction in pro-forma Adjusted operating profit primarily reflected continuing price pressure and investments in R&D and promotional product support, partly offset by the benefit from sales growth, particularly in Vaccines, a more favourable mix in Vaccines and Consumer Healthcare and the continued benefit of restructuring.

Tax

Tax on Adjusted profit amounted to £1,318 million and represented an effective Adjusted tax rate of 16.0% (2018 – 19.0%), reflecting the impact of the settlement of a number of open issues with tax authorities.

Non-controlling interests

The allocation of Adjusted earnings to non-controlling interests amounted to £787 million (2018 – £674 million). The increase primarily reflected an increased allocation of Consumer Healthcare profits.

Earnings per share

Adjusted EPS of 123.9p compared with 119.4p in 2018, up 4% AER, 1% CER, with Adjusted operating profit flat at CER. The improvement primarily resulted from a reduced effective tax rate and an increased share of after-tax profits of associates, partly offset by increased net finance costs and a higher non-controlling interest allocation of Consumer Healthcare profits.

08    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Our long-term priorities

Our long-term priorities are designed to create lasting value for patients,

consumers and shareholders. 2019 was an important year of execution and we made good progress in delivering on our objectives.

Innovation	Performance	Trust
We invest in scientific and technical excellence to develop and launch a pipeline of new products that meet the needs of patients, payers and consumers.	We deliver growth by investing effectively in our business, developing our people and executing competitively.	We are a responsible company. We commit to use our science and technology to address health needs, make our products affordable and available and be a modern employer.
2019 objectives	2019 objectives	2019 objectives

–  Deliver continued strong sales of Trelegy Ellipta, Nucala, HIV two-drug regimen and Shingrix

–  Continue to strengthen pipeline through execution of new R&D approach, accelerating priority assets and optimising recent strategic business development transactions

–  Continue to drive sales growth and operational performance

–  Successful integration of Tesaro

–  Deliver restructuring benefits

–  Develop plan for integration of Pfizer’s consumer healthcare business

–  Accelerate capability building in priority areas including digital, data and analytics

–  Focus on supply service levels, execute portfolio and network simplification

–  Deliver progress on Trust commitments

–  Progress global health research in TB and HIV

–  Deliver modern employer programmes to empower employees to be themselves, feel good and keep growing at GSK

2019 progress	2019 progress	2019 progress

–  Delivered strong sales of all key launches, notably Shingrix with sales of £1.8 billion

–  Strengthened pipeline with eight filings, six positive pivotal trial results, and four priority assets accelerating to phase II/III

–  Accelerated oncology pipeline with regulatory submissions for Zejula in first-line maintenance ovarian cancer, belantamab mafodotin in relapsed/refractory multiple myeloma, and dostarlimab in endometrial cancer

–  Developed advanced technology capability with significant hires and partnerships with world-leading scientists

–  Group sales £33.8 billion, up 10% AER, 8% CER, pro-forma +4%

–  Free cash flow £5.1 billion

–  Total earnings per share 93.9p (up 27% AER, 23% CER), Adjusted earnings per share 123.9p (up 4% AER, 1% CER)

–  Successful integration of Tesaro and built capability in priority areas, notably specialty therapies, including oncology

–  Continued delivery on restructuring benefits to support investment in innovation and new launches

–  Completed Consumer Healthcare JV with Pfizer and on track to deliver synergies

–  Invested in new talent to build capability

–  Filed FDA and EU regulatory submissions for paediatric dolutegravir

–  Released positive final phase II results for our candidate TB vaccine and built a collaboration with the Bill & Melinda Gates Medical Research Institute for the continued development of the asset for developing countries – which was finalised and announced in January 2020

–  Continued to embed modern employer programmes with progress in engagement, diversity and inclusion, employee health and wellbeing, and development

–  Ranked top in Dow Jones Sustainability Index for the pharmaceuticals industry

2020 priority objectives	2020 priority objectives	2020 priority objectives
– Deliver Innovation sales with excellent commercial, R&D and supply chain execution – Further accelerate and strengthen pipeline with six potential approvals expected

–  Prioritise spending to deliver growth and return on investment

–  Successful Consumer Healthcare JV integration, including driving growth and delivering synergies

–  Deliver further capability building in specialty Pharmaceuticals

–  Deliver two-year programme to prepare GSK for separation into two new companies

– Continue to deliver on-time in-full supply of our products – Build reputation with a focus on Innovation – Deliver progress on Trust commitments
Culture

We are committed to developing the right culture to drive and maximise performance. We are empowering and enabling everyone at GSK to live our values and expectations, and changing the way we work to accelerate delivery of our long-term priorities.

Principal risks

Our principal risks are: patient safety; product quality; financial controls and reporting; anti-bribery and corruption; commercial practices; privacy; research practices; third party oversight; environment, health and safety, and sustainability; information security; and supply continuity. Our risk management framework is designed to support our long-term priorities. See pages 43 to 46 and 275 to 287.

GSK Annual Report 2019    09

Our culture

We are building a more performance-focused culture, aligned to our values and expectations, that will help us achieve our purpose and power our long-term priorities

GSK has a well-established purpose – to help people do more, feel better, live longer – together with strong values of patient focus, respect, transparency and integrity. We are extremely proud of how our purpose and values lead us as a company. However, our operating environment is changing rapidly and our stakeholders have increasing expectations of us.

We recognise that our culture must have a greater focus on performance and growth, while remaining firmly purpose-led and values-based. This necessary shift in culture is key to delivering our goal of becoming one of the world’s most innovative, best performing and trusted healthcare companies.

Our expectations – courage, accountability, development and teamwork – sit alongside our values to help us develop the behaviours we need in our desired culture:

Courage: having high ambitions, setting an accelerated pace, smart risk taking where appropriate, making the right decisions assertively even when it is difficult, and speaking up when we see opportunities to improve or have a concern.

Accountability: taking ownership, having single point of accountability decision making, prioritising work that supports our strategy and delivering what we promise.

Development: prioritising people’s development and encouraging them to ask for and give open and honest feedback, so we continually grow as individuals, teams and as an organisation.

Teamwork: ensuring our people work better together on aligned objectives and understand how they contribute to our long-term priorities, encouraging diversity of thought and inspiring each other; holding each other to account.

Enabling culture change

Culture change is a long-term commitment and requires focus at every level of the company:

–	We have made company-wide changes to our incentive schemes, governance and ways of working, including implementing key performance indicators and standardised performance reviews.

–	We continue to strengthen how our values and expectations are embedded into our recruitment processes, leadership development, employee training and performance evaluation.

–	Across the whole company there are two broad themes we are focusing on: clearer accountability and better decision-making to drive pace and performance, and an open, honest and straight-talking culture where our people trust their leaders and feel confident to share their views. Each of the businesses have set clear objectives to drive the culture shift needed in their area.

–	Our leaders and managers should be role models of our desired culture. This starts with having the right people, and we have made significant changes to our top 125 leaders, with 29% new appointments (internal movement and external hires) in the last year. We have invested significantly in building High Performing Teams (HPT), including our Corporate Executive Team, taking part in ongoing HPT development programmes.

Tracking progress

We track our cultural change with a range of indicators and the Board receives regular updates. In addition to specific lead indicators by business area, we measure employee feedback across the company through our global employee survey. This focuses on (a) our progress on embedding a culture that prioritises Innovation, (b) our discipline, competitive edge, speed and agility to deliver growth orientated Performance, (c) employee Trust, including pride in our purpose and progress on our Modern Employer priorities and (d) how well the values and expectations are embedded into our ways of working.

We also measure progress on key drivers of culture: (1) strength of talent and succession plans for key roles and (2) effectiveness of our global people manager population through our global One80 survey (see page 36). We use our employee engagement scores as an additional indicator of our progress in embedding a culture in which our employees are inspired by our purpose and are working together in the best way so that we meet our long-term priorities, bring competitive returns to shareholders, and help more patients and consumers.

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Key performance indicators

We track progress against our long-term priorities with ten operating key performance indicators. These measure our performance at a Group level and across our three businesses.

Our operating key performance indicators (KPIs) are reviewed regularly by our Corporate Executive Team and the Board. Our employees are updated on our progress against them every quarter. Our performance system aligns employees’ bonuses with a relevant subset of our ten indicators and the remuneration policy used to reward the performance of our executives also includes measures linked to our KPIs (see pages 117, 123 and 125).

We track all of our operating KPIs internally, and below we provide performance data for those that we report externally. Due to commercial sensitivities we do not publish data for all operating KPIs (indicated as n/r). We use a number of adjusted, non-International Financial Reporting Standards (IFRS) measures to report our business performance, as described on pages 50 to 52. These include Adjusted results, free cash flow and CER growth rates. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in line with IFRS.

Innovation	2019	2018	2017
Innovation sales
Pharmaceuticals and Vaccines – sales of products launched in the last five years	£3.8bn	£1.7bna	£0.4bna

Consumer Healthcare – sales from products which are new to a market in the last three years as a % of total sales	12%	11%	13%

Pipeline value and progress – the value of products in our pipeline and R&D milestones achieved	n/r	n/r	n/r

Performance	2019	2018	2017

Group turnover – up 10% AER, 8% CER	£33.8bn	£30.8bn	£30.2bn

Profit
Total operating profit – up 27% AER, 23% CER	£7.0bn	£5.5bn	£4.1bn
Adjusted operating profit – up 3% AER, flat CER	£9.0bn	£8.7bn	£8.6bn
Total operating margin	20.6%	17.8%	13.5%
Adjusted operating margin	26.6%	28.4%	28.4%

Free cash flow – down 11%	£5.1bn	£5.7bn	£3.5bnb

Market share – our market share in relation to our competitors	n/r	n/r	n/r

Top talent and succession plans for key roles – our most talented employees in key roles with succession plans in place	n/r	n/r	n/r

Trust	2019	2018	2017

Employee feedback – employee engagement scores from our global employee survey	78%	78%	79%

Supply service level – percentage of orders delivered on-time and in-full	n/r	n/r	n/r

Corporate reputation – reputation index among stakeholders and informed public measured globally and in top 13 markets	n/r	n/r	n/r

Linked to Executive LTI awards and bonus, see pages 117, 123 and 125.

a	Comparative information reflects sales of those products that meet the definition for 2019.

b	Revised to include proceeds from the sale of intangible assets.

n/r	Not reported externally.

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Industry trends

The healthcare industry operates in a rapidly changing environment with strong growth potential. Our strategy is designed to respond to this context by maximising opportunities and mitigating risks.

We are operating in a dynamic environment, shaped by fast-changing and interdependent global trends. We continue to be responsive to this changing environment through monitoring industry trends and engaging with key stakeholder groups (see pages 15 to 16).

The global healthcare industry

Global growth is projected to rise from an estimated 2.9% in 2019 to 3.3% in 2020, a downward revision of 0.1% from the previous World Economic Outlook. Rising geopolitical tensions have increased uncertainty about the future of the global trading system and international cooperation, taking a toll on business confidence and investment decisions.1

The global healthcare market continues to grow, with worldwide pharmaceutical sales totalling £801 billion from September 2018-2019, up 6.4%. North America remains the largest pharmaceutical market with a 48% share of global sales, with Europe representing 21%. China is the second largest individual country for pharmaceutical sales, representing 8.5% of global sales.2 Global vaccine sales rose to approximately £23.8 billion in 2019, up around 15% from 2018.3 The global consumer healthcare market is estimated to be approximately £140 billion.3

The healthcare sector remains intensely competitive, with companies increasingly pursuing mergers, acquisitions and partnerships to strengthen pipelines and portfolios. 2019 saw significant M&A activity in oncology and speciality care, together with several company mergers, most notably with Bristol-Myers Squibb acquiring Celgene and AbbVie acquiring Allergan.

Intellectual property (IP) protection is important to continue to incentivise innovation. This helps research-based healthcare companies ensure a reasonable return on their investments and allows them to continue to conduct research and develop new and innovative medicines. Once IP protection expires, or if challenges to a patent are upheld, generic competitors can rapidly capture a large share of the market. Vaccines and other biologics do not face such exposure to generic competition through these ‘patent cliffs’. They require high capital investment due to the highly technical manufacturing processes, and complex regulatory and quality requirements.

Global trends: opportunities and challenges

Changing demographics

Demographic change is increasing demand for both preventive and therapeutic healthcare products.

The world’s population continues to grow. From an estimated 7.7 billion people worldwide in 2019, the global population is predicted to grow to 8.5 billion by 2030.4 Virtually all countries are experiencing population ageing, with the proportion of the world’s population over 60 projected to nearly double between 2015 and 2050.5 More people are living in cities and affluence is growing, with the size of the global middle class projected to be approximately 4.9 billion people by 2030, up from 1.8 billion in 2009.6

Our response

These factors are all contributing to rising demand for healthcare, including in areas where we are focused such as oncology and respiratory, as well as pressuring healthcare systems to restrain spending growth. As part of our Innovation priority we are investing in developing and launching a pipeline of new products that meet the changing needs of patients, payers and consumers (see pages 17 to 21 and 23 to 25). We ensure our products serve a broad demographic through our global health and pricing strategies (see pages 30 to 34).

1	IMF World Economic Outlook Update

2	IQVIA data

3	Internal data

4	https://population.un.org/wpp/Publications/Files/WPP2019_
Highlights.pdf

5	https://www.who.int/news-room/fact-sheets/detail/ageing-and-health

6	http://oecdobserver.org/news/fullstory.php/aid/3681/An_emerging_
middle_class.html

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Industry trends continued

Advances in science and technology

Rapid advances in innovative science and technology are transforming the sector. Cell therapy technologies, where cells become living medicines, are changing the definition and profile of medicine. New advances in functional genomics, such as CRISPR, are changing what is possible in drug discovery and will enable researchers to pinpoint novel targets with a higher probability of success. The scale of data from genetic libraries and genomics requires artificial intelligence (AI) to interpret, and machine learning helps to predict possible new pathways to a medicine. The growth in data is also improving the healthcare ecosystem and helping to build a virtuous cycle of data, technology and R&D. Regulators and purchasers can use these technologies to track product effectiveness, while consumers relying on digital tools to manage their health and understand their genetic profiles are helping research efforts by building a better understanding of genetics and disease.

Our response

The application of advanced technologies is central to our R&D approach, as part of our Innovation priority. We are developing core capabilities in AI, machine learning, functional genomics and cell therapy to accelerate the pace at which we identify and develop novel targets and medicines, including creating the Laboratory for Genomics Research, a state-of-the-art lab to apply CRISPR gene editing technologies to drug discovery. We have made significant investments to help us realise the potential of these cutting-edge technologies and, ultimately, strengthen our pipeline. We are also attracting the best scientific minds to work for us and with us, by entering into ambitious and creative collaborations, such as our partnership with Lyell Immunopharma, to enhance our cell and gene therapy programme and with 23andMe, with which we have eight ongoing joint programmes. (see page 21).

Pricing and access

The pricing of healthcare products and the increasing pressure to fund high-cost, innovative therapies continues to attract significant attention from governments and the public, with calls for better transparency on how prices are set and a greater emphasis on value and health outcome-based pricing. Government and payer budgets remain subject to increasing review as demand for healthcare grows and the healthcare policy environment remains fluid, with payers introducing increasingly restrictive cost-control mechanisms.

In the US, the government has proposed several drug pricing initiatives, including a new ‘international pricing index’, in order to reduce healthcare costs for patients and the government. While there are still significant potential obstacles to the implementation of national drug pricing proposals, multiple states have also passed legislation or regulation that increases oversight, transparency and/or control of pharmaceutical prices. Organisations that assess the value of pharmaceutical products relative to price and health outcomes, such as the Institute for Clinical and Economic Review, are also rising in prominence in the US.

In Europe, while the majority of markets have established price control processes in place, national healthcare authorities are continually looking to sharpen these tools in response to changing market dynamics. Disparity in both access and supply availability across EU markets has been a topic of recurrent debate in recent years. Member states have repeatedly raised serious concerns over the problem of medicines shortages. They call for transparency of prices, R&D costs and public subsidies, pushing to roll back existing flexibilities with EU legislation and/or create additional hurdles for market access.

In Europe and many Emerging Markets, international reference pricing (IRP) continues to gain traction, with over 70 markets now using this as a primary lever for pricing control. Increasingly, countries are also cooperating on health technology assessments (HTAs) – the new EU HTA regulation proposal would centralise the clinical assessments of new medicines and medical devices.

Beyond Europe many countries are implementing various forms of HTA. In China several policies have been proposed to boost the quality, efficiency and value of healthcare delivery and HTA implementation is among the key initiatives proposed. Products with high clinical value, particularly those seeking a premium price, will likely be prioritised for HTA review, especially in oncology and other critical disease areas. While accelerating access to innovation, China is also implementing cost containment measures to balance its healthcare budget. Saudi Arabia is establishing a new, independent and evidence-based HTA entity to help it maximise health gains through efficient use of resources. Finally, in Japan the pharmaceutical industry remains concerned about the proposed use of HTA for pricing control rather than value assessment.

Our response

We aim to improve the health of millions of people each year by making our products available at responsible prices that are sustainable for our business. Getting this right is fundamental to both our Performance and Trust priorities. When setting the price of our medicines in developed markets, we apply a value-based approach to balance reward for innovation with access and affordability (see page 33). We aim to bring truly differentiated, innovative products that bring highly effective health outcomes for patients and payers, so that even those products with a high cost will bring value to patients and healthcare systems. By investing in genetics, genomics, big data and AI we are accelerating the pace at which we develop transformational medicines, prioritising those molecules with a higher probability of success – we know that genetically validated drug candidates are twice as likely to become registered medicines, improving the productivity of our R&D investment.

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Industry trends continued

Regulatory environment

Healthcare is a highly regulated industry, reflecting public expectations that products comply to stringent levels of quality, safety and efficacy.

Governments continue to introduce and develop regulatory approaches to support the accelerated development and introduction of new medicines and to encourage pharmaceutical innovation. Regulatory authorities are exploring how to progress or adapt regulatory science to address new and potentially disruptive technologies, such as digital healthcare, cell and gene therapies, big data and real-world evidence. Work on cross-border harmonisation of pharmaceutical regulation is increasing through supranational bodies, such as the International Council for Harmonisation, the geographic scope of which continues to expand, including to emerging markets. This work is supporting the introduction and development of initiatives in which regulators from different jurisdictions share or co-operate in the assessment of regulatory submissions, for example the US Food and Drug Administration (FDA) is providing a framework for concurrent submission and review of oncology products with international partners.

Our response

GSK closely monitors and, where relevant and appropriate, engages in how we can improve regulation, particularly in the UK, Europe and the US. For example, as scientific innovation moves beyond the scope of current regulation and standards, we are working with the sector to engage with governments to explore new policies, processes and incentives that would support the discovery and delivery of medicines developed through emerging technologies and techniques (see page 16).

Societal expectations

Expectations of business are changing. As well as delivering financial returns, companies are expected to create value for a range of stakeholders through taking action on social and environmental issues. Some are calling for the purpose of business to be redefined, with groups like Business Roundtable, a leading business group in the US, saying a corporation exists to benefit all stakeholders, moving away from the long-standing endorsement of shareholder primacy.

In order to attract and retain the best talent companies need to rise to the expectations of a workforce that is motivated by delivering on a greater purpose. Employees who work for a company with a strong sense of purpose, and who feel connected to it, are three times more likely to thrive in what they do.1

At the same time, investors are increasingly asking companies to articulate how they are managing a range of environmental, social and governance (ESG) risks and opportunities. Major institutional investors are publicly stating that they believe that ESG factors impact a company’s long-term success and so are important to their investment decisions.

Companies are expected to contribute to the UN Sustainable Development Goals (SDGs), especially as we move into the final decade for their delivery by 2030. There is growing public demand for companies to play a role in managing climate change and mitigating climate risk, as well as address other environmental issues such as plastics, air pollution and water management. Companies are also under increasing pressure to address social issues such as human rights, inclusion and diversity and fair pay, both in direct operations and throughout the supply chain.

The pharmaceutical sector in particular has a trust deficit and remains under sustained scrutiny around sales and marketing practices and ethics and compliance. It is also facing additional reputational challenges related to issues like the opioid crisis in the US, as well as the growing momentum of the anti-vaccine movement in some regions.

Our response

Our Trust priority is designed to respond to multi-stakeholder expectations and prioritise the areas where we are positioned to have significant and sustainable impact. We set 13 public commitments to support our Trust priority in 2018 and are making good progress against them (see pages 30 to 42). We recognise that expectations are moving quickly and that we need to respond accordingly (see pages 15 to 16).

1	Mercer 2018 Global Talent Trends Study. Input: 800 executives, 1,800 HR leaders, 5000+ employees, 21 industries, 44 countries

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Stakeholder engagement

Engaging and building trust with the broad range of stakeholders that interact with, or are impacted by, our business is key to delivering our strategy and ensuring our success over the long term.

Section 172 statement

We have various mechanisms that enable management and the Board to understand and consider stakeholder views as part of their oversight and decision making. This is explained in our section 172 statement, which is set out in full on page 111, and is incorporated by reference into this Strategic report. On this page we summarise our key stakeholder groups, how we engage with them, the issues that matter most to them and what we are doing in response.

Patients and consumers

Insights from patients and consumers enable us to develop products that better meet their needs.

How we engage

–  Advisory boards, disease-specific patient panels and Patient Advocacy Leaders Summits to provide patient insights

–  Engagement and support for patient groups (disclosed on gsk.com), and initiatives that empower patients to get involved in medicine development

–  Market research and consumer sensory labs help to uncover consumer insights

What matters

–  The pricing of healthcare products, particularly out-of-pocket expenses

–  Differentiated product innovation based on patient and consumer needs

–  Access to a reliable supply of high-quality, safe products

What we are doing

–  We take a values-based approach to pricing to balance reward for innovation with access and affordability

–  Strengthening our pipeline to bring innovative products to patients and ensure we maintain high standards for product quality and safety

Investors

We maintain regular and constructive dialogue with investors to communicate our strategy and performance in order to promote investor confidence and ensure our continued access to capital.

How we engage

–  Ongoing communications including the AGM, quarterly results calls and detailed company information online

–  One-to-one meetings between Board members, senior executives and institutional investors including introduction roadshows for our new Chairman and CFO

–  Biannual investors and analysts perception study and, for the first time in 2019, we conducted a specific ESG study

What matters

–  Financial performance and commercial success

–  Understanding how our R&D strategy is successfully developing our pipeline

–  Management of key environment, social and governance (ESG) issues to mitigate risk and create opportunity

What we are doing

–  Continuing to report in line with best practice disclosure on progress towards our financial targets and strategic goals

–  Specific business and R&D updates and events e.g. ViiV meet the management, Vaccines Investor Day, Oncology roundtables

–  We are increasing engagement on ESG matters

Healthcare professionals and medical experts

We work with healthcare professionals (HCPs) and medical experts to understand patient needs and to ensure our products are being administered in the right way.

How we engage

–  Scientific dialogue to increase understanding of disease management and patient experience

–  Providing high-quality, balanced information about our medicines and vaccines

–  Collaboration on clinical trials and research

What matters

–  Access to product and scientific information

–  Responsible sales and marketing practices

–  Safety, efficacy and differentiated innovation

What we are doing

–  Increasing the use of digital channels to deliver a more personalised and effective sharing of information to HCPs

–  Updating our salesforce incentive policy to attract and retain the best talent while upholding ethical standards

–  Using HCP insights on disease management and patient experience to inform the development of our medicines

R&D partners and academia

We partner with scientific institutions, national health systems, business partners and academia to help ensure we develop differentiated healthcare products.

How we engage

–  Collaboration with outstanding scientists from organisations across the globe

–  Establishing joint ventures to strengthen innovation and efficiency

–  Working with academic institutions to accelerate discovery and development of new medicines

What matters

–  Finding the right partner to accelerate a potential medicine or vaccine to approval to reach patients

–  Pushing the science as far as it can go to advance human health

–  Dissemination and advancement of scientific knowledge

What we are doing

–  Working with world leading experts at biotechs, universities and other scientific institutions to improve drug discovery and increase the productivity of our R&D pipeline

–  Collaborating with partners such as Open Targets, FinnGen, and the UK Biobank that are focused on identifying disease-relevant genes to validate high-potential targets

GSK Annual Report 2019    15

Stakeholder engagement continued

Governments and regulators

We work with governments and regulators to advocate for policies that encourage innovation, promote efficient management of healthcare spending and give patients the support they need.

How we engage

–  Meeting with regulatory bodies throughout the development process to ensure high quality and safe new products

–  Engaging with government health agencies to demonstrate the value of our products

–  Working with governments to build a strong operating environment for life sciences

What matters

–  Environments which value innovation and drive investment in life sciences

–  Scientific funding and collaboration

–  Medicines pricing and reimbursement

–  Public health threats

What we are doing

–  Working with policymakers to support an operating environment that remains competitive for R&D investment, enables mobility of scientific talent and accelerates the uptake of innovative medicines, including the UK Life Sciences Industrial Strategy

–  Actively engaging on government proposals for healthcare reform, including in the US where we successfully ensured patient access to full treatment regimes for HIV and cancer was maintained

–  Partnering with authorities in China to ensure support for global innovation, including swift regulatory approval of Shingrix and Benlysta

NGOs and multilateral organisations

We work with partners to improve access to healthcare services and our products, and to advocate for the policy environment in which we can be successful.

How we engage

–  Working with non-governmental organisations (NGOs) and partners to research and develop products to address global health challenges

–  Collaborating with NGOs and generic manufacturers to sustainably supply our products to developing countries

–  Partnerships to strengthen health systems in developing countries and drive progress on global health priorities

What matters

–  Access to medicines and vaccines

–  Achieving the UN SDGs and WHO targets for specific disease areas

–  Universal Health Coverage (UHC) and the future of health systems

–  Sustainable financing for global health

What we are doing

–  Focusing on our unique value-add as a global health partner to develop products where we have scientific expertise

–  Partnering with organisations that have complementary capabilities and reach to create sustainable models that share risk, including working with partners to pilot implementation of the malaria vaccine

–  Leveraging our community investment programmes to support our scientific expertise and deliver more impact for patients

Suppliers

We work with thousands of suppliers, large and small, who provide goods and services that support us in delivering a reliable supply of high-quality, safe products for our patients and consumers.

How we engage

–  Regular direct engagement between business owner and supplier to ensure they support GSK’s strategies and targets

–  Engage with suppliers through our Third Party Oversight programme and by conducting in-depth audits

–  Participate in cross-industry forums such as the Pharmaceutical Supply Chain Initiative and the Consumer Goods Forum to improve supply chain sustainability

What matters

–  Prompt payment for smaller suppliers

–  Understanding GSK standards and policies to ensure compliance

–  Opportunities to innovate and grow the relationship

What we are doing

–  Updating our payment practices to ensure that smaller UK suppliers benefit from preferential payment terms

–  Conducting business with suppliers who share our values and high quality and ethical standards to ensure security of supply

–  Engaging with suppliers to develop improvement plans and track progress when we identify areas for improvement

–  Expanding our third-party Environment Health and Safety team to the countries where our priority suppliers are located to provide more proactive support

Employees

We involve and listen to employees to help us maintain strong employee engagement and retain talented people.

How we engage

–  Regular interactive ‘Let’s Talk’ events with the Corporate Executive Team and other senior leaders

–  Facilitating dialogue and collaboration through our internal communications platform

–  Global diversity councils and Employee Resource Groups covering different strands of diversity

–  Global all-employee survey and One80 Survey for employees to provide feedback on line managers

What matters

–  Opportunities for career and personal development

–  Flexible working to support balancing wider responsibilities

–  Working in an inclusive and diverse environment

–  Working for a purposeful company and a great line manager

What we are doing

–  Providing all employees with access to a new development portal with resources that are most relevant to their roles, development needs and interests

–  Our largest markets have formal flexible working and carer policies and all our markets are reviewing their competitiveness

–  Monitoring employee engagement through the employee survey and acting on feedback to improve engagement

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Pharmaceuticals

Our Pharmaceuticals business has a broad portfolio of innovative and established medicines in respiratory, HIV, immuno-inflammation and oncology. We are strengthening our R&D pipeline through a focus on immunology, human genetics and advanced technologies to help us deliver transformational medicines for patients.

Progress against our long-term priorities

Innovation

–  Strengthened our R&D pipeline with eight filings and four assets advancing to pivotal phase II/III studies

–  Accelerated our oncology portfolio with positive pivotal data readouts and regulatory submissions for Zejula in first-line maintenance ovarian cancer, belantamab mafodotin in relapsed/refractory multiple myeloma, and dostarlimab in endometrial cancer

–  Received approvals and expanded indications for key medicines across our portfolio

–  Invested significantly in advanced technologies, including establishing the Laboratory for Genomics Research and collaborating with Lyell Immunopharma

Performance

–  Total 2019 turnover £17.6 billion, up 2% AER, flat at CER

–  Strengthened capabilities in specialty care medicine

–  Changed sales incentive programme to recruit and retain representatives with the best expertise and experience

–  Supply chain productivity up by more than 20% since 2016

Trust

–  Filed US and EU regulatory submissions to simplify, optimise and extend use of dolutegravir in children living with HIV

–  Progressed gepotidacin, the first in a new chemical class of antibiotics to treat drug resistant bacteria, to phase III clinical research

–  Donated 890 million albendazole tablets to support efforts to end lymphatic filariasis and control intestinal worms in school-age children

–  101 Pharmaceutical regulatory inspections, all with satisfactory results

Read more below	Read more on page 22	Read more on pages 30 to 42

Innovation

Our new R&D approach focuses on science related to the immune system, the use of human genetics and the application of advanced technologies, such as functional genomics, machine learning, artificial intelligence and cell therapy. This approach, powered by the multiplier effect of Science x Technology x Culture, is helping to strengthen our pipeline and accelerate the pace at which we discover, develop and deliver medicines to improve patients’ lives.

As we prepare to create New GSK, we will drive a common approach to R&D across Pharmaceuticals and Vaccines. This will enable us to more effectively allocate capital and share technical and scientific expertise, to deliver our pipeline, regardless of modality, for the new Biopharma company.

We are evolving our R&D culture to embrace single-point accountable decision making and smart risk taking (rewarding good decisions even when the outcome may not be as expected) to help us deliver scientific and technological excellence.

Our R&D pipeline contains 39 potential new medicines, including 15 clinical oncology assets. We have doubled the number of assets in our clinical oncology portfolio since early 2018.

In 2019, we advanced four assets into pivotal phase II/III studies and achieved positive regulatory decisions and data readouts across our portfolio.

We received approvals for three medicines: Dovato, an HIV treatment; Dectova, a treatment for influenza A or B; and new self-administration options for our respiratory biologic, Nucala. We also received expanded indications for medicines including Zejula, our oral poly ADP-ribose polymerase (PARP) inhibitor for ovarian cancer and Benlysta, the world’s first biologic treatment for systemic lupus erythematosus (SLE or ‘lupus’). We submitted eight filings for regulatory approval.

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Pharmaceuticals continued

HIV

Around 37.9 million people are living with HIV worldwide. We have a long-standing commitment to combatting, preventing and ultimately curing HIV, helping to make it a smaller part of people’s lives.

Our HIV business is managed through ViiV Healthcare, which is majority owned by GSK, with Pfizer and Shionogi as shareholders. ViiV Healthcare is the sole global specialist HIV pharmaceutical company. We are at the forefront of innovation, with the world’s only HIV-dedicated discovery and early development facility. Our portfolio of 15 approved antiretroviral medicines offers a range of therapeutic options for people living with HIV. They include our established therapies Tivicay and Triumeq, which contain dolutegravir, considered the most potent available antiretroviral.

2019 was a pivotal year for ViiV Healthcare, with growing momentum for our portfolio of two-drug regimen (2DR) therapies, which are powered by dolutegravir. We launched Dovato, our new once-daily, single-pill 2DR, the first approved for treatment-naïve patients, in the US and EU. This followed positive results from the GEMINI 1 and 2 and TANGO studies which showed Dovato was as effective as dolutegravir-based three-drug regimens. By containing fewer antiretrovirals than traditional HIV treatments, Dovato and our first 2DR, Juluca, aim to reduce the number of HIV drugs people living with the virus take over a lifetime. Following its 2018 launch in the US, Japan and nine European markets, Juluca achieved reimbursement in 10 additional markets in 2019. During the year, the SWORD 1 and 2 studies demonstrated Juluca’s long-term safety, efficacy and tolerability.

We submitted cabotegravir and rilpivirine, the first once-monthly, complete long-acting HIV regimen for regulatory review in the US and EU. This followed the global ATLAS and FLAIR pivotal phase III studies which demonstrated that the therapy was as effective as a daily oral three-drug regimen in maintaining viral suppression. In December 2019, we received a complete response letter from the FDA regarding the US submission and will work closely with the regulatory authority to determine appropriate next steps. Regulatory review in the EU is ongoing.

In July 2019, we launched the year-long CUSTOMIZE study to identify and evaluate ways of implementing a once-monthly HIV regimen into clinical practice. The programme involves ViiV Healthcare employees working with clinical staff, healthcare providers and people living with HIV across the US.

In December 2019, we filed for US regulatory approval for fostemsavir, our first-in-class attachment inhibitor for heavily treatment-experienced adults with HIV-1 infection, including those who are failing on current antiretroviral regimens and have exhausted all treatment options. The submission followed positive results from the 96-week phase III BRIGHTE study.

In line with our commitment to delivering optimal HIV treatment formulations for children, we made two regulatory submissions in December 2019 that aim to simplify, optimise and extend the use of dolutegravir in paediatric HIV patients. For more information (see page 32).

Oncology

Cancer remains a major global cause of death. Our work in oncology aspires to maximise patient survival through transformational medicines. We have an increasingly large and broad portfolio of assets in development, both alone and in novel combination studies. Our pipeline is focused on four areas: immuno-oncology, which uses the human immune system to treat cancer; cell therapy, where human T-cells are engineered to target the disease; cancer epigenetics, where the gene-regulatory system of the epigenome is modulated to curb cancer; and synthetic lethality, where two mechanisms work together synergistically to destroy cancerous cells.

We are making good progress. Since early 2018 we have doubled the number of assets in our clinical oncology pipeline. In 2019 we achieved three positive pivotal data readouts and are on track for three oncology launches in 2020. We have achieved this by accelerating our own clinical programmes, fast-tracking the assets acquired with the oncology-focused biopharmaceutical company Tesaro, and successful business development collaborations, including our strategic alliance with Merck KGaA.

To further strengthen our oncology pipeline and enhance our cell and gene therapy programme, we announced a five-year collaboration with Lyell Immunopharma. Lyell is exploring ways of improving the function and ‘fitness’ of T-cells to enhance response rates in solid tumour cancers and prevent relapses due to T-cell ‘exhaustion’. Combining our cell and gene therapy programmes with Lyell’s technologies has the potential to enhance the activity and specificity of cell therapies in solid tumour cancers.

Our current oncology assets

Zejula, our oral PARP inhibitor, is approved in the US and Europe for women with recurrent ovarian cancer. We believe that Zejula could transform treatment options for patients in additional ovarian cancer stages, and for both men and women with other cancers.

Following a priority review, in October 2019, the FDA approved an expanded indication for Zejula as a late-line treatment for women whose advanced ovarian cancer is associated with homologous recombination deficiency. The approval was supported by the positive results of the phase II QUADRA study. This approval allows us to address the unmet clinical need and demonstrates that Zejula is active as a late line therapy for women beyond those with BRCA mutations. In December 2019, we also filed for US approval of Zejula in first-line maintenance therapy of women with platinum responsive ovarian cancer. The submission, which has been accepted by the FDA, was based on positive results from the phase III PRIMA study which showed a significant reduction in disease progression for women, irrespective of their biomarker status.

Reflecting our broad development plan, a number of further clinical studies of Zejula, alone and in combination with other therapies, are in progress for additional ovarian cancer stages as well as for non-small cell lung cancer and breast cancer.

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Pharmaceuticals continued

Belantamab mafodotin, our first-in-class, humanised immunoconjugate against B-cell maturation antigen (anti-BCMA), is being studied for the treatment of multiple myeloma, the second most common blood cancer, for which there is currently no cure. Our extensive development programme for this asset will enable us to move quickly into earlier lines of treatment. In December 2019, we filed for regulatory approval following positive results from the pivotal DREAMM-2 study, which explored belantamab mafodotin in patients with relapsed/refractory multiple myeloma, and have subsequently been granted a priority review by the FDA.

In the second-line setting, our phase I/II DREAMM-6 study is assessing belantamab mafodotin in combination with standard of care. The results will inform pivotal second-line studies, which are due to start in the second half of 2020. We also started two other studies: DREAMM-5, a fourth-line, phase I/II study exploring use in combination with novel agents, and DREAMM-9, a phase III first-line study in combination with standard of care.

Dostarlimab is a PD-1 inhibitor targeting endometrial cancer, the sixth most common cancer in women. It is being evaluated for use as a monotherapy and in combination with other immuno-oncology agents. We filed for regulatory approval in a second-line endometrial cancer setting in late 2019, following positive results from the GARNET study, the largest ever trial of an anti-PD-1 monotherapy in patients with advanced or recurrent endometrial cancer. In September 2019, we enrolled the first patients in RUBY, a first-line study of dostarlimab in combination with chemotherapy.

In February 2019, we announced a global alliance with Merck KGaA to jointly develop bintrafusp alfa, an investigational bifunctional fusion protein immunotherapy currently in development for multiple difficult-to-treat cancers. The most advanced potential registration study is in second-line biliary tract cancer, a group of rare, aggressive gastrointestinal cancers associated with limited treatment options and poor outcomes.

Our anti-ICOS agonist antibody, GSK3359609, is designed to selectively enhance the function of T-cells. We are studying the antibody alone and in combination with other therapies, due to its considerable potential across a range of tumour types. Following the positive results of the INDUCE-1 study, we initiated a phase II/III study with registration potential in combination with pembrolizumab in first-line recurrent/metastatic head and neck squamous cell carcinoma.

Our lead T-cell immunotherapy, GSK3377794, targets the NY-ESO-1 antigen that is expressed across multiple cancer types. The therapy is on an accelerated development path, having received both European PRIME and US FDA breakthrough status, with ongoing phase II studies in synovial sarcoma, lung cancer and multiple myeloma. This asset, along with our other cell therapies, could be enhanced by leveraging the technologies available to us via our new collaboration with Lyell Immunopharma.

Respiratory

GSK has been a world leader in respiratory for five decades, pioneering the development of modern, innovative medicines for asthma and chronic obstructive pulmonary disease (COPD). We have launched six new treatments since 2012, establishing the broadest portfolio of once-daily, inhaled respiratory medicines in our industry.

In 2019, we continued the successful roll out of Trelegy Ellipta, our single inhaler triple therapy for COPD. It is now available in over 40 markets, with key launches in 2019 that included Japan and China. Following positive results from the phase III CAPTAIN study, which showed the effect of Trelegy in treating patients with asthma, we filed for this new indication in the US and Japan.

Nucala, our first-in-class biologic for patients with severe eosinophilic asthma (SEA), continued to strengthen its clinical profile with approval in the US and EU of two new self-administration options, and early data from the REALITI-A study showing Nucala significantly reduces exacerbations in a real-world setting. Approval in the US for use in children with SEA aged six to 11 provided a new option for this difficult to treat patient population.

Despite our advances in respiratory medicines, there are still areas of significant unmet need where we continue to innovate. We are exploring Nucala’s potential across a spectrum of eosinophil-driven diseases and in 2019 reported positive results from our hypereosinophilic syndrome programme which will support regulatory submissions in 2020. We initiated a new phase III study in COPD, and data from our nasal polyps programme is anticipated in 2020. We achieved proof of concept for two further investigational medicines in our biologics pipeline, a long-acting anti-interleukin-5 (IL-5) antagonist for SEA and an anti-IL33 receptor for severe asthma, which we hope will provide new options for patients and extend our respiratory leadership into the future.

Immuno-inflammation

We are committed to the research and development of medicines for immune-mediated diseases, such as lupus and rheumatoid arthritis (RA), that are a significant health burden for patients and society. Our research focuses on the biology of the immune system, reflecting our aim to develop immunological-based medicines that alter the course of inflammatory disease.

We are the only company with a biologic treatment, Benlysta, specifically developed and approved for adult and paediatric lupus. In 2019 the medicine was approved for adults in China where more than one million people have lupus. During the year intravenous Benlysta became the first biologic treatment to be approved in the US, EU and Japan for children who have limited treatment options for this challenging disease. We also announced positive results from the pivotal BLISS-LN study showing the effect of Benlysta in active lupus nephritis, an inflammation of the kidneys caused by SLE.

We announced the start of the phase III study of otilimab, our anti GM-CSF antibody, in patients with RA, following results from the phase II BAROQUE study. About 24.5 million people globally are affected by RA, a chronic, systemic inflammatory condition.

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Pharmaceuticals continued

Pharmaceuticals pipeline overview

We have 39 assets in development, of which 15 are focused on oncology. We expect a number of pivotal readouts in 2020.

Phase	Compound	Indication
Pivotal/registration*	Benlysta + Rituxan[1]	systemic lupus erythematosus[2]

	cabotegravir[2] LA + rilpivirine[1]	long-acting HIV

	Dovato	HIV

	daprodustat (HIF-PHI)	anaemia

	fostemsavir (attachment inhibitor)	HIV

	Nucala	COPD/hypereosinophilic syndrome/nasal polyps

	Trelegy[1]	asthma

	Dectova[1] IV	IV influenza

	Nucala pre-filled syringe	severe asthma

	belantamab mafodotin[1] (BCMA ADC)	multiple myeloma

	Zejula (PARP inhibitor)[1]	first-line maintenance ovarian cancer[2]

	dostarlimab (PD-1 antagonist )[1]	endometrial cancer

	bintrafusp alfa[1] (TGFß trap/anti-PDL1)	biliary tract cancer [2]

	otilimab[1] (3196165)	rheumatoid arthritis

	gepotidacin[1] (2140944)	uncomplicated urinary tract infection and gonorrhoea

	3359609[1] (ICOS receptor agonist)	head and neck squamous cell carcinoma[2,3]

Phase I expansion/phase II	3640254 (maturation inhibitor)	HIV

	3228836[1] (HBV ASO)	hepatitis B

	3772847[1] (IL33r antagonist)	severe asthma

	3377794[1] (NY-ESO-1 TCR)	cancer

	2330811 (OSM antagonist)	systemic sclerosis

	2881078 (SARM)	COPD muscle weakness

	525762 (molibresib, BET inhibitor)	cancer

	2330672 (linerixibat, IBAT inhibitor)	cholestatic pruritus in primary biliary cholangitis

	3326595[1] (PRMT5 inhibitor)	cancer

	GR121619[1] (oxytocin)	postpartum haemorrhage

	TSR-022 (TIM-3 antagonist)[1]	cancer

	3036656[1] (leucyl t-RNA inhibitor)	tuberculosis

	2831781[1] (LAG3)	ulcerative colitis

	TSR-033[1] (LAG3 antagonist)	cancer

Phase I	3858279[1] (CCL17 antagonist)	osteoarthritis pain

	3511294[1] (IL5 LA antagonist)	asthma

	1795091 (TLR4 agonist)	cancer

	3810109[1] (broadly neutralising antibody)	HIV

	3537142[1] (NYESO1 ImmTAC)	cancer

	3439171[1] (H-PGDS inhibitor)	Duchenne muscular dystrophy

	3368715[1] (PRMT1 inhibitor)	cancer

	2269557 (nemiralisib PI3Kd inhibitor)	activated phosphoinositide 3-kinase delta syndrome

	3745417 (STING agonist)	cancer

	3174998[1] (OX40 agonist)	cancer

	3186899[1] (CRK-12 inhibitor)	visceral leishmaniasis

	3732394 (combinectin entry inhibitor)	HIV

Approved Progressed/New

*	Includes programmes in pivotal phases of development or where pivotal data has reported and regulatory submissions are under consideration or under review.
1	In-licence or other alliance relationship with third party.
2	Additional indications also under investigation.
3	ICOS HNSCC is a phase II/III study with registrational potential.

Note:for oncology, where phase I studies are conducted in patients, the progression from phase I to phase II is defined when expansion cohorts are started.

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Pharmaceuticals continued

Infectious diseases

We started two phase III studies for gepotidacin, the first in a new chemical class of antibiotics to treat drug resistant bacteria, in urogenital gonorrhoea and uncomplicated urinary tract infection. This marks the first time these infections have been addressed by new oral antibiotics in 20 years. First results are expected by the end of 2021.

In 2019, Brazil became the first malaria-endemic country to approve Kozenis for the radical cure of P. vivax malaria. Single-dose Kozenis (known as Krintafel in the US) is the first new treatment for P. vivax malaria for more than 60 years. This milestone follows publication of the positive results from the DETECTIVE and GATHER phase III studies.

We are using new technology to develop novel medicines for hepatitis B, a viral infection of the liver that can lead to significant health conditions, including cirrhosis, liver failure and liver cancer. We exercised an option to license Ionis Pharmaceuticals’ antisense medicines for people with chronic hepatitis B following positive phase II results.

We received EU approval for Dectova for the intravenous treatment of influenza A or B which can cause epidemic seasonal infections. The innovation, intended for hospitalised patients, complements our oral version of this neuraminidase inhibitor, which we market as Relenza.

Additional programmes

In Japan, we filed for regulatory approval for daprodustat, an oral hypoxia-inducible factor prolyl hydroxylase inhibitor for patients with anaemia associated with chronic kidney disease. If approved, daprodustat will provide a new and convenient oral treatment option for these patients.

Leveraging advanced technologies

Advanced technologies are central to our R&D approach. We have made significant investments in artificial intelligence, machine learning, functional genomics and cell therapy to accelerate our identification of novel targets and medicines. To realise the potential of these cutting-edge technologies, in 2019 we made numerous internal appointments to lead and build our in-house capabilities, and also announced external partnerships with ambitious goals.

Our five-year collaboration with the University of California to establish the Laboratory for Genomics Research (LGR) is designed to create a state-of-the-art lab to apply CRISPR gene editing technologies to drug discovery. The new laboratory will explore how gene mutations cause disease and will aim to develop new CRISPR-based technologies to understand gene function. With genetically-validated targets twice as likely to become successful medicines, applications of CRISPR to drug discovery will be an important approach to improve R&D productivity.

The LGR programme builds on our 2018 collaboration with 23andMe, the world’s leading consumer and research genetics company, by enhancing our ability to identify the function of disease-relevant genes and validate high-potential disease targets. We aim to begin our first clinical programme with 23andMe in 2020 and have eight ongoing joint programmes across oncology, immunology, neurology and cardiovascular. LGR also extends the relevance of other genetics and genomics collaborations, such as the Open Targets collaboration which has led to the discovery of a new synthetic lethal target for treating cancers with genomic instability (WRN ReqQ Helicase) by GSK scientists in collaboration with the Sanger Institute in the UK. Additional important collaborations include FinnGen, the UK Biobank, and the Dutch Human Functional Genomics Project, with which ViiV Healthcare has announced a five-year collaboration.

Delivering next generation medicines

We are evolving our culture in R&D so that we are better equipped to discover and deliver the next generation of transformational medicines. We are incentivising scientists to have a mindset of single-point accountability and smart risk taking, where courageous decisions are made and owned by individuals, rather than being consensus-driven.

Significant steps have been taken across R&D to ensure we are prioritising our best assets, and ending or exiting under-performing programmes. Moving away from a therapy area based approach to research is helping our teams to focus on the molecules most likely to become medicines.

We are embracing fresh thinking with new talent in 24% of key R&D roles, around half joining from outside the company, and we have moved to a more integrated governance model, involving scientific peer review, commercial input and data-driven decisions.

GSK Annual Report 2019    21

Pharmaceuticals continued

Performance

Pharmaceuticals turnover in 2019 was £17,554 million, up 2% AER, but flat at CER. HIV sales were up 3% AER, 1% CER, to £4,854 million. Respiratory sales were up 18% AER, 15% CER, to £3,081 million. Sales of Established Pharmaceuticals were £8,776 million, down 7% AER, 8% CER. See Group financial review on page 49 for full details.

Accelerating growth and transitioning towards specialty care

In 2019, we continued to align our resources behind the markets, therapy areas and brands with the greatest opportunity for growth, to improve our performance. Excellent execution of launches in HIV and respiratory was a major focus. By concentrating on key markets and assets, and our ongoing investment in clinical evidence to deliver compelling and competitive medicine profiles, we achieved strong performances from our new and recent launches, including Trelegy Ellipta, Nucala, Juluca and Dovato.

In line with the growing shift in our portfolio to innovative specialty care products, including oncology, we reinforced our capabilities in these areas. In anticipation of our three oncology launches in 2020, and leveraging our acquisition of Tesaro, we made rapid and material progress in developing our oncology commercial expertise. We are recruiting outstanding people with a track record of success in oncology into key markets, including rebalancing our US salesforce. We also increased our broader investment in specialty care, for example with Benlysta, where additional resource and a new team drove strong performance.

As part of our two-year programme to prepare for separation, and to support our long-term priorities, we will further rationalise our portfolio through divestments. We plan to review several assets including our prescription dermatology business.

Engaging with healthcare professionals

To further support this transition towards a more specialty care focused portfolio, we revised our incentive programme for sales representatives in certain countries. This will allow us to attract and retain the best salespeople, enhancing the quality of our dialogue with healthcare professionals (HCPs) to help them better serve patients. The changes uphold our ethical and values-led approach to HCP engagement, in full compliance with laws and policies, while supporting delivery of strong performance. They were applied initially in the US, UK and Canada, with comprehensive training, controls and monitoring to ensure appropriate implementation.

We also evolved the way we engage with HCPs in certain countries to improve understanding of new data and clinical experience with our innovative products, and to deliver better outcomes for patients. This included the introduction of scientific workshops to enable interactive debate with and among HCPs, and an increased use of digital channels to support scientific engagement through virtual advisory boards and educational activities such as webinars. These initiatives have been well-received with positive feedback from HCPs. Early indications suggest the changes are enhancing understanding of the science behind key medicines, including Nucala and our 2DR HIV treatments.

Creating a specialty-ready, more competitive supply chain

Reliable supply is core to growth in key therapy areas. We are creating a more modern, agile supply chain, underpinned by new technology, that can launch specialty medicines at speed, while accelerating delivery across our portfolio.

In 2019, we opened a next-generation biopharmaceutical manufacturing facility at our Upper Merion, Pennsylvania site. This technologically-advanced $120 million manufacturing hub has the flexibility and speed necessary for making complex specialty medicines. A new analytical lab is also part of the facility, which brings together the R&D and manufacturing teams at Upper Merion. This will help us develop a more highly-skilled workforce, improved technological and scientific capabilities and the right infrastructure to research potential new genetic targets and manufacture them into new medicines. We also completed a $139 million expansion of our Rockville, Maryland site, which will increase manufacturing capacity for Benlysta by 50%.

In Singapore, we opened a new state-of-the-art pharmaceutical manufacturing facility at our Jurong site. The $96 million development included the creation of two continuous manufacturing facilities, and the expansion and modernisation of an existing production unit. The transformation is expected to significantly improve efficiency, expand capacity for manufacturing our assets, including daprodustat and dolutegravir, and reduce medicine production times.

In 2019, we completed exits of the Guarulhos, Brazil, Cork, Ireland and Suzhou, China sites from our network, and initiated the exit of the Verona, Italy site, which we expect to complete in 2020.

Improving supply performance

Our on-time in-full supply performance levels to customers again improved, putting GSK in the top quartile as benchmarked with our peers on this measure. Productivity levels have now risen by more than 20% over the past three years. All new products were introduced on time, including successful delivery of first-market launches for Dovato and the new Nucala self-administration options.

We continued to perform well against safety, quality and compliance measures. There were 101 Pharmaceutical regulatory inspections in 2019, all satisfactory.

Digital transformation

We are progressing towards our goal of becoming a digital and data-driven organisation. In 2019, we continued to improve the way we harness technology, developing new ways of working to drive performance and increase our ability to deliver medicines to patients. We are leveraging data to unlock smarter, faster interactions with our customers and understand the impact our commercial activities have on prescribing. This includes piloting artificial intelligence-driven recommendations to help optimise our HCP engagement. We are also applying advanced analytics to drive efficiencies across the business, from supply chain management and manufacturing to our commercial operations, identifying opportunities to free up resources.

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Governance and remuneration
Financial statements
Investor information

Vaccines

We are the world’s largest vaccines company by revenue, delivering vaccines that protect people at all stages of life. Our R&D focuses on developing vaccines against infectious diseases that combine high medical need and strong market potential.

Innovation	Performance	Trust

–  Progressed four new candidate vaccines into human trials, including one using a novel vaccine technology (SAM)

–  Received FDA fast track designation for all three RSV candidate vaccines

–  Increased pipeline focus on therapeutic and antimicrobial resistance vaccines

–  Agreed three partnerships to accelerate the development of new assets or technology

–  Total 2019 turnover £7.2 billion, up 21% AER, up 19% CER primarily driven by growth in Shingrix

–  Optimised our supply chain to increase Shingrix production capabilities

–  Received authorisation of Shingrix in China for the prevention of shingles in adults aged 50 and over

–  Released positive final phase II results of our TB candidate vaccine and announced its licensing to the Gates MRI for its continued development for low income countries with high TB burden in January 2020

–  Launched our RTS,S malaria vaccine, in selected regions of Malawi, Ghana and Kenya as part of a WHO-coordinated pilot programme

–  Made our adjuvant technology available to partners including CEPI in early 2020 to support rapid development of candidate vaccines against coronavirus (SARS-CoV-2)

Read more below	Read more on page 26	Read more on pages 30 to 42

Innovation

Our R&D approach is powered by the multiplier effect of Science x Technology x Culture. This focus is expected to enable us to develop and deliver groundbreaking vaccines, remain at the forefront of vaccines science, and leverage new disruptive technologies: all within an R&D culture built on smart risk taking and that attracts, develops and retains the best people, and partners with leading experts.

We have 15 innovative assets in clinical development, with key data readouts on several candidate vaccines expected in 2020. We classify our vaccine pipeline in three categories (life-cycle management, new commercial assets and global health assets) to ensure we allocate the appropriate resources to priority vaccine development programmes that deliver the best value to society and support the Group’s strategy.

The category ‘life-cycle management’ is focused on the development of new presentations and indications, and on the geographic expansion of our marketed vaccines. We classify as ‘new commercial assets’, those vaccine candidates with the potential to make the greatest contribution to our commercial success in the future, and ‘new global health assets’, as those vaccine candidates with the highest potential to impact on global health threats. In the development of our global health assets we are using our science, including proprietary technology platforms, and focusing our investment for maximum impact while ensuring the development is sustainable and backed by strong partnerships (see Trust on page 31).

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Vaccines continued

In 2019, we accelerated the development of our candidate vaccines against respiratory syncytial virus (RSV), and advanced our therapeutic candidate vaccine against chronic obstructive pulmonary disease (COPD). We progressed four new strategic candidate vaccines into human trials; one for RSV in older adults, the second against Clostridium difficile which could help to address antimicrobial resistance, the third, testing our SAM technology in a rabies model, and the fourth, our therapeutic candidate vaccine against chronic hepatitis B. To focus our work, we also terminated our hepatitis C virus and universal flu programmes as they had not met our expectations. Our work on an HIV candidate vaccine for developing countries was discontinued after clinical results showed lack of efficacy. We also transferred our candidate vaccines against Ebola and Marburg viruses to the Sabin Vaccine Institute (see page 31).

Our expertise in both vaccines and advanced technology has allowed us to focus our technologies on therapeutic and antimicrobial resistance candidate vaccines. This also puts us in a strong competitive position in the new era of therapeutic vaccines. Our pipeline will increasingly expand from prophylactic assets to include therapeutic assets which can provide benefits throughout the course of life. We are investing in several therapeutic assets (including moving our candidate vaccine against chronic hepatitis B into phase I/II clinical development) that have the additional benefit of accelerated delivery, as they typically involve shorter regulatory lead times and allow for accelerated clinical testing.

Our vaccines scientists are the foundation of our innovation success and we continue to evolve our culture to focus on creating an environment where people take accountability, smart risks and focus on accelerating development timelines. In 2019, we simplified our governance process and implemented single point decision making. In early 2020 we announced the proposal to create a development organisation for all GSK R&D as part of our two-year programme to create a New GSK with a common R&D approach. We have made progress in accelerating priority pipeline assets, including accelerating the delivery of our RSV portfolio. This has been achieved by challenging our approach to regulatory engagement and using techniques such as adaptive clinical trial design and quality by design to reduce manufacturing scale-up time.

Developing and delivering ground-breaking vaccines:

RSV and COPD

An important factor determining the development of vaccine candidates in our pipeline is the burden of the disease – both COPD and infections with RSV have a high prevalence and medical need and are therefore key assets in our pipeline.

RSV

We have a portfolio of three different candidate vaccines against RSV, the most common cause of lower respiratory tract infection. Currently no vaccine protects against this virus which, in the US alone, leads to 177,000 hospitalisations and 14,000 adult deaths every year.

Each of our three RSV candidate vaccines is tailored to meet the specific needs of its target group: maternal, paediatric and older adults. Given their promising early results and the strong medical need, all three RSV candidate vaccines have been FDA fast tracked in 2019. They are in phase I/II trials with key data readouts expected in 2020.

Our maternal RSV candidate is based on a recombinant pre-fusion antigen, our paediatric RSV candidate harnesses our adenovirus vector technology and our older adult RSV candidate, for people over 60, leverages the recombinant pre-fusion antigen combined with our AS01 adjuvant system, which is a key ingredient in Shingrix, enabling its efficacy and success in market.

COPD

One in 20 of all deaths globally is caused by COPD, but no vaccine currently exists to prevent the disease. Our COPD candidate is a therapeutic vaccine aimed at reducing the frequency of acute exacerbations and slowing disease progression in COPD sufferers. It contains four bacterial antigens and our AS01 adjuvant system. The programme complements our leadership in medicines for respiratory diseases. To date we have demonstrated that our adjuvanted COPD vaccine candidate is safe and highly immunogenic. In 2019, enrolment for our phase IIb study in adults was completed ahead of plan and the study results are due in 2020.

Life-cycle management: shingles and meningitis

We balance the focus on our strong pipeline with the active life-cycle management of our marketed vaccines. This enables us to deliver new presentations and reach more populations and geographies with our established vaccines, ensuring they continue to play a strong role in our business performance. Six of our pipeline programmes are evolutions of our existing products or franchises.

Shingles

Shingrix marks a step change in the prevention of shingles, a painful and potentially serious illness. The vaccine addresses the age-related decline in immunity, achieving more than 90% efficacy across all age groups. It is the first non-live shingles vaccine to combine a specific antigen with an adjuvant to sustain the immune response. In 2019 we published new clinical data supporting the use of Shingrix in adults at greater risk of shingles due to conditions such as cancer or organ transplant. We are currently exploring the possibility of extending the vaccine’s indication based on these results.

Shingrix received the prestigious Prix Galien award in every country where it was available in 2019: US (best pharmaceutical product), Germany (best primary care product), and Canada (best innovative product). The Prix Galien is considered the world’s leading award for innovation and excellence in medical products and devices.

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Vaccines continued

Meningitis

We are the market leader in vaccines against meningococcal meningitis, based on 2019 revenue with our complementary portfolio of Bexsero, targeting serogroup B, and Menveo, against serogroups A, C, W, and Y. Since its launch in 2015 Bexsero has become the industry-leading meningitis B vaccine. In the US, where it is licensed for 10 to 25 year olds, a phase III trial is currently evaluating lowering the age indication to two months. Simultaneously, an alternative, liquid presentation of Menveo is progressing through phase II trials to simplify vaccine preparation steps for healthcare providers. In January 2020, the New England Journal of Medicine published two independent meningitis B studies demonstrating the real world impact of Bexsero in reducing disease in infants – showing a 75% drop in cases in the UK over three years – and the need for direct, individual protection among adolescents. The US FDA approved the indication of a single booster dose administration of Menveo to individuals aged 15 to 55 years who are at continued risk of meningococcal disease if at least four years have elapsed since a previous dose.

We remain committed to developing a pentavalent meningitis ABCWY vaccine targeting the five most common meningococcal serogroups. Our research efforts are building on our successful vaccines Bexsero and Menveo, combining the antigens of these two vaccines with favourable safety and efficacy profiles. Following the completion of the phase II studies in 2019, we are in discussion with the regulatory authorities about a potential phase III start. Key data are expected to be published in 2020.

Leveraging advanced technologies

Our expertise and capabilities in developing and applying advanced technologies is an important differentiator. We have led the industry in adjuvant technology for decades and continue to innovate in this field.

Our adjuvant technology platforms, which lead to an enhanced immune response, play a key role in our innovation: our AS01 adjuvant technology is a key component in six of our pipeline assets, including our RSV and COPD candidate vaccines, as well as enabling the success of our licensed Shingrix vaccine. Our AS03 adjuvant technology has been made available to partners including CEPI for collaborations to strengthen the global response to the coronavirus epidemic (SARS-CoV-2).

Our SAM platform – which started clinical investigation in August 2019 – has the potential to significantly reduce the lead time of vaccines research, enable faster, simpler manufacturing, and improve vaccine potency. Other novel technologies we have been progressing in 2019 include bioconjugates and generalised modules for membrane antigens (GMMA), used to investigate two shigella candidates currently in phase II (see Trust section).

Partnerships

Partnerships are central to our innovation strategy and to our efforts to accelerate vaccine development. We collaborate with leading experts, institutions and companies to access external, cutting-edge technology and expertise. We aim to be the scientific partner of choice and currently have more than 110 external collaborations across multiple fields.

In 2019, we continued building valuable partnerships, including one to develop a new vaccine to prevent cervical cancer, with Innovax and Xiamen University in China. We established a collaboration with VBI, a biotech company, to facilitate development of a specialised therapeutic vaccine candidate for patients with recurrent glioblastoma. We also established a partnership with Viome, a company with deep expertise in understanding the gut microflora and its role in chronic diseases, to facilitate vaccine development to prevent or even treat such conditions.

Vaccines pipeline

Phase	Indication/vaccine
Registration	Shingrix immunocompromised*

Rotarix liquid (PCV free1)

Phase III	Bexsero infants (US)

MMR (US)

Phase II	Therapeutic COPD*

RSV paediatric

MenABCWY

Menveo liquid

Malaria (fractional dose)*

Shigella*

RSV maternal*

Phase I/II	RSV older adults*

Therapeutic chronic hepatitis B*

Clostridium difficile

SAM (rabies model)

 Commercial assets      Global Health assets      Life-cycle management

*	In-license or other alliance relationship with third party.
1	Porcine circo virus free formulation.

GSK Annual Report 2019    25

Vaccines continued

Performance

Vaccines turnover in 2019 was £7,157 million, up 21% AER and 19% CER, primarily driven by growth in sales of Shingrix. Meningitis vaccines also contributed significantly to growth. See Group financial review on page 57 for full details.

Our future growth strategy

Our ambition is to continue to grow our business ahead of the global vaccines market. To achieve this objective, we are prioritising our key assets, Shingrix and Bexsero and focusing on the US and China, the world’s two largest vaccines markets.

As our Shingrix manufacturing capacity increases, we have the opportunity to expand this vaccine’s geographic footprint over time. During the year we received regulatory approval for Shingrix in China where we plan to have a phased launch to ensure continuity of supply. There is also potential to expand the reach of Shingrix by increasing the coverage in eligible adults in the US and through extending its indication to younger, immune-compromised adults.

Our other key strategic asset, Bexsero, already has a 70% share of the global meningitis B vaccines market, based on 2019 revenue. To further grow Bexsero, our main geographic focus will be on the EU and US. In the EU, our infant indication has a strong market advantage, as the competitor product only offers adolescent protection. In the US, our short immunisation schedule, that allows for both doses to be taken within one month, is particularly relevant during local meningitis outbreaks.

To further expand in the US, besides Shingrix and Bexsero, we are developing assets specifically for the US market, including an MMR vaccine and a PCV-free formulation rotavirus vaccine, both currently in phase III testing. In China, we plan to leverage our established vaccine portfolio, including Cervarix and Engerix-B, as well as licensing more of our existing vaccines in the future.

Creating a simpler, more competitive supply chain

We have a world-class network of 12 manufacturing sites, across 9 countries. This gives us a strategic global supply capability, which allows us to produce and deliver around 2 million vaccine doses every day.

We have directed significant capital into expanding our supply chain capacity to meet the demand for Shingrix and are working on creating a new purpose-built facility which we expect to bring on line from 2024. Based on our strengthened manufacturing capacity, we achieved supply of high teens of millions of doses in 2019, over a year ahead of our original plans. In the meantime, we are ensuring continuity of supply across the markets that have already launched Shingrix and by phased launches in additional markets.

In 2019, to improve focus and efficiency, we divested two of our sites, in Ankleshwar, India and Tianyuan, China. We have also transferred to Bavarian Nordic two of our travel vaccines, against rabies and tick-born encephalitis.

Supply performance

Our supply performance has continued to improve as demonstrated by our Bexsero, Shingrix and flu supply. In 2019, we shipped 701 million doses and achieved strong on-time, in-full (OTIF) delivery.

As part of our two-year programme to create New GSK, we will optimise our Vaccines manufacturing network to support both commercial and pipeline assets. This will include investment in lyophilisation facilities, filling and packaging technologies and further simplification of supply chain processes.

All Vaccines’ sites inspected by the FDA in 2019 passed. In Belgium, our pertussis acellular manufacturing facility passed an FDA pre-approval inspection, while our new inactivated poliovirus vaccine unit is on track to file for EU approval.

Digital transformation

We are progressing towards our goal of becoming a digital and data-driven organisation. In 2019, we continued to improve the way we harness technology, developing new ways of working to drive performance and increase our ability to deliver vaccines to people around the world. We are leveraging data, artificial intelligence and digital models to optimise our research and development projects as well as our supply network to drive efficiencies across the business.

26    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Consumer Healthcare

Our world-leading Consumer Healthcare business combines science and consumer insights to create innovative everyday healthcare brands that consumers trust and experts recommend for oral health, pain relief, cold,

flu and allergy relief, digestive health, and vitamins, minerals and supplements.

Progress against our long-term priorities

Innovation	Performance	Trust

–  44 first market launches across all categories including Sensodyne Pronamel Intensive Enamel Repair and TUMS Chewy Bites with Cooling Sensation

–  133 new innovation roll-outs including Sensodyne Sensitivity & Gum and Polident Cushion and Comfort

–  Total 2019 turnover £9.0 billion, up 17% AER, up 17% CER, up 2% proforma

–  Completed joint venture with Pfizer that combined our consumer healthcare businesses; on track to deliver synergies of £500 million total annual cost savings by 2022

–  Supply chain service levels continued to improve, with excellent on-time, in-full delivery performance

–  Helped 3,500 children access free life-changing cleft lip and palate surgery and comprehensive cleft care through our partnership with Smile Train

Read more below	Read more on pages 28 to 29	Read more on pages 30 to 42

Innovation

In 2019, we closed a deal with Pfizer to combine our two consumer healthcare businesses, making us number one globally in over-the-counter (OTC) medicines and therapeutic oral health, and giving us leading positions in key geographies including the US and China1.

The proportion of our sales in 2019 from products introduced in the past three years was 12%.

Delivering best-in-class innovation

We combine deep consumer insights and scientific and technical expertise to deliver innovations across each of our categories. For example, in oral health we launched our most advanced formulation for enamel care, Pronamel Intensive Enamel Repair toothpaste, in the US, UK and Germany. With more than 80% of people globally at risk of enamel wear, and 30% of European adults aged 18-35 already showing moderate signs of enamel wear, this formula is proven to actively repair acid-weakened enamel to help people strengthen and protect their teeth.

Another launch in 2019 was Sensodyne Sensitivity & Gum, which was developed for approximately one third of the adult population that experience tooth sensitivity, with over half of them also experiencing gum problems. The new offering provides dual relief for sensitivity and bleeding gums, all in one daily toothpaste. It launched in over 30 markets including the UK and Turkey.

In denture care, our consumer insights show that denture wearers experience gum discomfort on a regular basis and this can have a significant impact on their lives. To address this, we developed Polident Cushion and Comfort which provides better cushioning and comfort for tired and tender gums as well as providing a strong denture adhesive. In 2019, it launched in 14 markets including Italy and Spain.

In pain relief, we gained approval from the FDA in February 2020 for Voltaren Arthritis Pain as an OTC product for the temporary relief of arthritis pain. Voltaren Arthritis Pain is the first prescription strength, nonsteroidal anti-inflammatory (NSAID) topical gel for arthritis pain available OTC in the US to the nearly 30 million Americans with osteoarthritis.

TUMS, an almost 90-year-old brand, continues to innovate by focusing on improving fast heartburn relief. One of the most common heartburn symptoms is a burning sensation in the mouth and throat. TUMS Chewy Bites have always been fast acting, but it was essential that we develop an antacid that consumers could also feel working. To address this, we created TUMS Chewy Bites with Cooling Sensation; it goes to work in seconds while providing a cooling sensation so consumers can cool down and fight heartburn fast.

[1].	Based on Nicholas Hall’s DB6 Global OTC Database 2018.

GSK Annual Report 2019    27

Consumer Healthcare continued

Building industry-leading capabilities

Our Consumer Sensory Labs around the world enable us to listen to, understand and meet the needs of consumers. Every year, we carry out research involving around 10,000 consumers either in one of our three Consumer Sensory Labs or in consumers’ homes to gain deeper understanding of consumer reactions to products during the development process to help improve our brands and develop new ones.

In 2019, we added a Consumer Sensory Lab facility in the US through our joint venture and during 2020, we plan to open a new Lab in China to further enhance our capabilities.

Through our research, we found that consumers in India and China are increasingly looking for products that combine science and natural or traditional approaches. Leveraging these insights we developed Sensodyne Herbal Multi-Care toothpaste for the relief of sensitive teeth which captures the flavours of eucalyptus and fennel.

The increasing use of digital technology is revolutionising the way consumers buy and use healthcare products. We are using the joint venture with Pfizer as an opportunity to further build our digital innovation capabilities and evolve our Digital Innovation Hub. The team will develop innovations that are focused on creating platforms and business models that will meet the future healthcare needs of consumers.

Performance

Consumer Healthcare sales in 2019 were £8,995 million, up 17% AER and 17% CER. On a pro-forma basis, sales grew 2%, driven by strong performance in the oral health category, partly offset by a decline in skin health. Mid year we completed the joint venture with Pfizer, creating a leading Consumer Healthcare business.

We are leveraging the joint venture integration as a catalyst to accelerate growth and drive innovation. We are sharpening our strategic resource allocation to ensure we focus our investments on the right markets and brands so that we can generate the strongest growth and highest returns. Our power brand portfolio has expanded with the addition of Advil and Centrum alongside our seven other power brands including Sensodyne, Voltaren and Theraflu. Our local star brands are geographically concentrated in one or more key markets, such as TUMS, Emergen-C and ChapStick in the US, or Caltrate and Fenbid in China. Together, power brands and local stars will drive performance of Consumer Healthcare and reinforce our global leadership in pain relief, respiratory, wellness and therapeutic oral health.

We are redefining our operating model to reflect the global and local nature of our brands, moving accountabilities and decision making closer to consumers and customers to accelerate our speed to market and leverage the scale and expertise of our global portfolio. We are also investing in key capabilities such as digital, data and analytics, and sustainability, to unlock growth and ensure that we meet the expectations of consumers and customers.

Creating a world-leading Consumer Healthcare company

Since completing the transaction with Pfizer to create a new Consumer Healthcare Joint Venture on 31 July 2019, we have made good progress towards integrating the two businesses. On Day 1 of the joint venture, we completed legal closes in 15 markets, including our two biggest markets, the US and China, all together accounting for more than 80% of Pfizer Consumer Healthcare revenues. Following the close, no business continuity issues or significant employee experience issues were reported, and we completed the appointment of approximately 500 critical leadership roles. By the end of 2019 we completed legal closes of the joint venture in 40% of the local markets and continue to work towards local closes in remaining markets during 2020.

At the same time as announcing the joint venture, we announced our intention to separate Consumer Healthcare via a demerger within around three years of closing the transaction. Through the ‘Future Ready’ programme, planning work has begun to prepare for our future separation and is focused on building the key technology infrastructure and support functions necessary to operate as a standalone company. This work will continue in parallel with integration of the joint venture and delivery of planned savings.

We are on track to deliver £0.5 billion synergies by 2022. Synergies are expected to be achieved from a number of areas, including network rationalisation, logistics and infrastructure, advertising and marketing, sales and distribution and functional support. Up to 25% of the cost savings generated are intended to be reinvested in the joint venture to support innovation and other growth opportunities. Overall, the Consumer Healthcare joint venture is targeting an adjusted operating margin percentage in the mid-to-high 20s by 2022.

Work is continuing to secure required regulatory approvals for the proposed sale of Horlicks and other consumer health food drinks brands to Unilever, as announced in December 2018 following a strategic review of our nutrition portfolio. We are also progressing with the proposed merger of our 72.5% stake in GlaxoSmithKline Consumer Healthcare Limited in India with Hindustan Unilever Limited, which would allow Hindustan Unilever Limited to sell and distribute our OTC and oral health brands in India through a distribution arrangement. The transaction is expected to be finalised around the end of Q1 2020, subject to approvals.

28    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Consumer Healthcare continued

Leading for growth

As we create our new business, we are evolving our culture to put consumers and customers at the heart of every decision we take, build leadership capabilities and drive performance. In the second half of 2019, we took steps to define the behaviours and mindsets required to embed effective decision making, clarity of accountability and courageous straight talk. Our top 100 leaders are building strong ownership and are acting as culture ambassadors across the business. We deployed a streamlined decision making tool designed to help identify the single point of accountability, and we plan to roll this out during 2020. We have also implemented High Performing Team development programmes to around 91 of our most senior leadership teams, with an emphasis on straight talk and decision making. We are actively listening and taking action on employee feedback and on the perception and evolution of our culture, integration planning and engagement through our quarterly Consumer Healthcare Pulse surveys and the annual GSK employee survey (see pages 35 to 36).

Digital transformation

By putting digital technology at the heart of our business, we aim to deliver more meaningful interactions with consumers, fuel brand growth and achieve efficiency savings. In 2019, we continued to accelerate our digital transformation and prioritise building our digital capabilities, including hiring expert new talent.

We launched a three-year Asia Pacific Digital Accelerator programme to drive sales through digital commerce and promote a digital-first culture within the region. The programme integrates external digital experts into GSK Consumer Healthcare’s team in different countries across Asia Pacific to enhance digital capabilities, build internal capacity and embed agile ways of working.

We have made progress transforming our marketing model and capabilities in strategically important areas, most notably through the creation of the cutting-edge marketing services team which leverages technology solutions, data and strategic partnerships to provide specialist marketing capabilities at scale to improve the quality and effectiveness of marketing campaigns.

By combining our anonymised first-party data with Google’s second-party data and leveraging additional technology platforms, we identify signals that help us target specific audiences, based on their behaviours, with dynamic and relevant content across media platforms.

We have rolled out a new technology platform in 92 markets which enables us to track media spend in real time, enabling us to optimise campaign performance, target audiences with greater precision and create valuable first party data. Together, the insights provided through these platforms are delivering an improved consumer experience with more personalised content and efficiency savings.

Winning with shoppers, customers and experts

Expert endorsement builds trust in our brands and drives shopper purchase decisions. Sensodyne retains its unequalled number one leadership position with dentists as a brand recommended most often for sensitivity in 70% of markets in which we compete. Of our OTC brands, 70% are sold in pharmacies. We continued to prioritise our relationships with dentists and pharmacists and to invest in information that supports our products. In 2019, our expert sales representatives called on 400,000 dentists in over 90 markets to share relevant science-based information.

We have Shopper Science Labs in the UK, US and Singapore that use state-of-the-art technology to track shopper behaviour in real time to provide us with rich insights on consumers’ shopping habits around the world. We have additional satellite lab facilities located in Canada, South Africa and Mexico and by the headquarters of our major US retail partners.

In 2019, we leveraged our Shopper Science Labs to strengthen our customer relationships, developing an ecommerce evaluation tool that enables us to overlay digital content and integrate digital prototyping tools with key retailer websites, including Amazon.com and Tesco.com, to simulate a realistic ecommerce shopping experience with shoppers.

Creating a simpler, competitive supply chain

We continue to drive strong improvement in service to our customers with continued excellent on-time, in-full service levels. This has allowed our supply chain to focus on opportunities for driving more value for the business, consumers and the environment by eliminating waste, packaging and costs.

The joint venture has provided a renewed focus on cost saving initiatives with a leaner structure in non-manufacturing site teams to drive synergy savings and increase speed of decision making. This includes the optimisation of our manufacturing network – consolidating and maximising capacity in our own sites and streamlining the number of contract manufacturers (CMOs) we use to ensure we have the right balance of trusted, cost-efficient manufacturing, with clear business continuity plans in place to manage supply stability. During 2019, we announced the closure of Agbara, Nigeria and Dehiwala, Sri Lanka.

In our supply chain, we have consolidated accountability for end-to-end operations in our Regions and built closer partnerships with the local commercial and R&D teams to drive local innovation and significantly improve supply chain agility. Making more products, more frequently, in smaller batches, allows for less inventory, and enables us to respond more quickly and effectively to changing consumer demand.

GSK Annual Report 2019    29

Trust

Trust is one of our three long-term priorities and is essential to how we achieve our purpose, drive long-term growth and add value for society and our shareholders.

Our commitments on Trust

Our purpose is to help people do more, feel better and live longer
Using our science and technology to address health needs	Making our products affordable and available	Being a modern employer

New medical innovations

Develop differentiated, high-quality and needed medicines, vaccines and consumer healthcare products to improve health

Global health

Improve global health impact through R&D for infectious diseases that affect children and young people in developing countries focusing on HIV, malaria and TB

Health security

Help the world to better prepare for future disease outbreaks with pandemic potential, and tackle antimicrobial resistance

Pricing

Improve the health of millions of people each year by making our products available at responsible prices that are sustainable for our business

Product reach

Use access strategies to reach 800 million underserved people in developing countries with our products by 2025

Healthcare access

Partner to improve disease prevention, awareness and access to healthcare services by 12 million people by 2025

Engaged people

Achieve and maintain a competitive employee engagement score by 2022

Inclusion and diversity

Accelerate our progress on inclusion and diversity, aiming for over 37% female representation in senior roles and recognition in global LGBT+ indices, by 2022

Health, wellbeing and development

Be a leading company in how we support employee health, wellbeing and personal development

Being a responsible business
Reliable supply Commit to quality, safety and reliable supply of our products for patients and consumers	Ethics and values Operate an ethical, values-driven culture, in which any issues are responded to swiftly and transparently	Data and engagement Use data responsibly and transparently. Improve patient and scientific engagement	Environment Reduce our environmental impact by one quarter by 2030

Society has high expectations of businesses, with people rightly expecting companies to behave responsibly and contribute to tackling societal challenges. Operating responsibly brings direct benefits to society but also creates value for our shareholders. It supports our ability to attract and retain talent, manage costs and build trust with patients and consumers, our customers, payers and stakeholders who influence our licence to operate. We have mechanisms to help us identify and respond to our different stakeholder groups (summarised on pages 15 to 16).

The 13 commitments detailed above support our Trust priority in driving progress in the key areas where we can make a significant impact, and ensuring that we are running our business in a responsible way.

These commitments seek to address the most material topics relevant to our stakeholders and to our business, and are designed to help us respond to challenges and opportunities within our industry and society more broadly (see pages 12 to 14). They contribute to many of the UN Sustainable Development Goals (SDGs). As a science-led, global healthcare company, our biggest contribution is towards Goal 3: ensure healthy lives and promote well being for all at all ages.

Our Corporate Responsibility (CR) Committee forms an important part of the Board’s oversight of our Trust priority. The Committee provides ongoing scrutiny on progress against our commitments and how the company is addressing the evolving views and expectations of our broad range of stakeholders.

The Corporate Executive Team and senior management oversee implementation of our Trust commitments and report regularly to the CR Committee (see pages 109 to 110).

30    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Trust continued

External benchmarking

–	DJSI: top of the pharmaceutical industry group for the 2019 Dow Jones Sustainability Index.

–	ATMI: top of the Access to Medicine Index, and leading the industry in the 2020 Antimicrobial Resistance Benchmark.

–	FTSE4Good: member of the FTSE4Good Index since 2004.

–	CDP: in 2019 received a score of ‘B’ in CDP Climate Change and CDP Water, and named CDP Supplier Engagement Leader.

Our approach to reporting

In this Trust section, we report progress against our 13 commitments. We also publish online detailed information on our contribution to the SDGs, along with an ESG performance summary with current and historical data, and our UN Global Compact Communication on Progress, Global Reporting Initiative index, Sustainability Accounting Standards Board index and assurance statements.

  GSK.com: Responsibility reports and data ▪ Our contribution to the SDGs

Science and technology

We are committed to using our science and technology to address health needs. Innovation is at the core of who we are and what we do, and we have a unique opportunity to impact global health – from the prevention and treatment of infectious diseases to urgent public health threats, such as the growing resistance to antibiotics.

New medical innovations

The biggest impact that we can have as a science-led, global healthcare company is to successfully discover and develop innovative products. We are using cutting-edge science and technology to develop differentiated, high-quality and needed medicines, vaccines and consumer healthcare products to improve health. Read more about innovation within our three businesses on pages 17, 23 and 27.

Global health

Our commitment is to improve our global health impact through R&D for infectious diseases that affect children and young people in developing countries focusing on HIV, malaria and TB. Our early discovery work also allows us to pursue promising scientific leads in other developing world diseases, such as Chagas disease, leishmaniasis and sleeping sickness.

We need to ensure a sustainable, collaborative model for translating scientific discoveries into benefit for the most vulnerable patients. To ensure the ongoing sustainability of our investment in global health science, and in the interests of products reaching patients more quickly, we seek development partnerships. Where appropriate, to maximise impact we transfer our technology to third party organisations with the right capability and focus. For example, in 2019 we transferred our Ebola and Marburg vaccine candidates to the Sabin Vaccines Institute. We believe these transfers will help ensure that the vaccine candidate technologies can be developed faster and more efficiently brought to those who need them.

Tuberculosis

TB is the leading cause of death through infectious disease worldwide and represents a significant public health threat. An effective vaccine against TB will have a marked impact on the disease’s control – including drug-resistant TB – through interruption of transmission. It will also help to achieve the World Health Organization (WHO) target of ending the TB epidemic by 2035.

In 2019, the final phase IIb results of our candidate vaccine, developed in partnership with IAVI, confirmed primary findings that the vaccine candidate showed reduced risk of developing pulmonary TB by half in HIV-negative adults with latent TB infection. In January 2020, we announced the licensing of this asset to the Bill & Melinda Gates Medical Research Institute for its continued development for low income countries with high TB burden, in line with our global health strategy.

We have a world-leading portfolio of first-in-class medicines for TB, spanning different mechanisms. In combination with other medicines, these may be contenders to transform the TB landscape as part of a new TB regimen that is effective in all patients, even those with resistance to the currently-available TB medicines.

In February 2020, we joined the Partnership to Accelerate New TB Treatments (PAN-TB). This collaboration, involving other companies and the Bill & Melinda Gates Foundation, aims to accelerate the development of a treatment course for any form of TB, even multi-drug resistant forms of the infection, and create a course that is shorter, less complicated, and easier to tolerate than existing options.

Malaria

Our work to fight malaria ranges from developing medicines and vaccines to working with partners to strengthen health systems.

Our RTS,S vaccine is the first vaccine to help protect children against the deadliest form of malaria, P. falciparum. In 2019, the WHO-coordinated pilot implementation programme led by local ministries of health, and in partnership with PATH and GSK, launched in selected regions of Malawi, Ghana and Kenya. Every year until 2023, at least 360,000 children are expected to receive the vaccine. We have committed to donating up to 10 million doses and are undertaking additional post-approval pharmacovigilance, effectiveness and impact studies. We are currently working with the WHO and PATH, Gavi and other potential funders to ensure a sustainable supply of the vaccine for a potential broad implementation beyond the pilot.

Tafenoquine (Krintafel/Kozenis), our single dose radical cure treatment for P. vivax malaria, developed in partnership with Medicines for Malaria Venture, received regulatory approval in malaria endemic countries Brazil, in 2019, and Thailand, in early 2020.

GSK Annual Report 2019    31

Trust continued

HIV

Through ViiV Healthcare, we are committed to developing and delivering HIV treatment formulations optimised specifically for infants and children under the age of 15. This is driven by the WHO-led Paediatric ARV Drug Optimisation priorities.

In 2019, we continued to progress our clinical development programmes for paediatric formulations of dolutegravir, in partnership with the International Maternal Paediatric Adolescent AIDS Clinical Trials Network and the Paediatric European Network for Treatment of AIDS.

In December 2019, we filed FDA and EU regulatory submissions, seeking approval of the first-ever 5mg dispersible-tablet formulation of dolutegravir, as well as a simplified dosing regimen to optimise use of the existing dolutegravir 50mg film-coated tablet in paediatric HIV patients. These submissions will be the gateway to regulatory submissions in low- and middle-income countries, as well as providing regulatory references for generic manufacturers to register their paediatric formulations under voluntary licensing agreements.

Through our public-private partnership with the Clinton Health Access Initiative, Unitaid and two generic manufacturers (Mylan and Macleods), we are expediting the development, registration and market entry of generic formulations of paediatric dolutegravir in resource-limited settings. The aim of this project is to reduce the gap between our dispersible tablet formulation being available and the generic dispersible tablet formulations being available to children in developing countries to months rather than years.

Other developing world diseases

We pursue the most promising scientific leads in other areas beyond TB, malaria and HIV, both within GSK and through our Tres Cantos Open Lab in Spain and GSK Vaccines Institute for Global Health (GVGH) in Italy.

The Tres Cantos Open Lab furthers R&D for diseases in the developing world by offering external researchers the potential to access GSK’s compound library, screening tools and scientific expertise. As well as supporting research into TB and malaria, projects include neglected tropical diseases such as Chagas disease, leishmaniasis and sleeping sickness.

The GVGH aims to discover effective and affordable vaccines for high-burden infectious diseases in developing countries. Around 40 scientists focus on translating laboratory concepts into high-quality vaccines. Current areas of work include shigella, invasive nontyphoidal salmonella, typhoid and paratyphoid fever, and Group A streptococcus.

In February 2020, the Indian health regulatory authorities approved a new vaccine to help protect children against typhoid fever. This had first been developed by the GVGH and then transferred in 2013 to Indian vaccine company, Biological E, once proof-of-concept had been demonstrated. This is the first licensing of a vaccine created in the GVGH’s labs and successfully further developed and brought to market through an effective partnership.

  GSK.com: Inside the GVGH

Health security

We are using our vaccines, medicines and scientific know-how to help the world better prepare for future disease outbreaks with pandemic potential, and to tackle antimicrobial resistance (AMR).

Pandemic preparedness

GSK is committed to playing our part to prepare for, and respond to, pandemics. We work with governments to support their pandemic readiness plans, and we support the Pandemic Influenza Preparedness Agreement adopted by WHO member states in 2011. In the event of a declared pandemic, we will provide the WHO with real-time access to our pandemic influenza vaccines and antivirals for the world’s poorest countries. These commitments are a combination of donations and tiered prices depending on the country’s gross national income (GNI). GSK supports the WHO’s pandemic preparedness activities, including the Global Influenza Surveillance and Response System – a worldwide network able to rapidly identify and respond to influenza outbreaks including those with pandemic potential.

In February 2020 GSK announced two new collaborations to make our established pandemic vaccine adjuvant platform technology available to enhance the global efforts to develop a vaccine against the 2019 novel coronavirus (SARS-CoV-2). The use of an adjuvant, which is added to some vaccines to enhance the immune response, is of particular importance in a pandemic situation since it can reduce the amount of antigen required per dose, allowing more vaccine doses to be produced and made available to more people. The first collaboration announced is with the Coalition for Epidemic Preparedness Innovations (CEPI) and the University of Queensland, and the second collaboration is with China-based Clover Biopharmaceuticals.

Addressing antimicrobial resistance

AMR is one of the biggest health challenges facing the world. We are playing a leading role in the industry’s response and GSK once again ranked first in the Access to Medicine Foundation’s 2020 AMR Benchmark for our 2019 performance.

Vaccines play a critical role in avoiding the need for antibiotics, by preventing bacterial, viral and other infections. Our vaccines against diseases such as diphtheria, meningitis, pneumonia and pertussis have protected tens of millions of individuals from bacterial infections, which are major drivers of direct antibiotic prescribing.

In addition, our vaccines for non-bacterial infections, like influenza, rotavirus and malaria, can also prevent unnecessary or avoidable prescribing of antibiotics due to secondary infections. We are committed to researching and developing new vaccines to prevent and mitigate AMR infections and reduce avoidable antibiotic use.

We are one of only a few pharmaceutical companies who actively research and develop new antibiotics to treat resistant infections. In our Pharmaceutical pipeline, gepotidacin is the first in a new chemical class of antibiotics with a mechanism distinct from any currently approved antibiotic. This progressed to phase III clinical research in October 2019 and is being studied to treat patients with uncomplicated urinary tract infection and urogenital gonorrhoea, many of whom contract strains resistant to existing treatments.

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Governance and remuneration
Financial statements
Investor information

Trust continued

However, R&D for many other types of bacterial infections is not economically sustainable under current market conditions. Governments recognise the need for financial support. We have partnered with the US Government’s Biomedical Advanced Research and Development Authority and the Defense Threat Reduction Agency. We also support public-private partnerships that aim to speed up the discovery and development of new medicines to treat or prevent resistant bacterial infections through collaboration and capability building.

Through our Survey of Antibiotic Resistance (SOAR) programme, we analyse antibiotic resistance at a local level. We share our findings with healthcare professionals (HCPs) and public health bodies to inform the development of local antibiotic prescribing guidelines. We are one of the few companies sharing our AMR surveillance data publicly, through the open data platform run by the Wellcome Trust and Open Data Institute. In addition, In 2019 we trained 32,841 HCPs across 65 countries on the appropriate use of antibiotics.

In 2019, we started to implement the new global limits for reducing antibiotic discharge from manufacturing into the environment across our own antibiotic factories and suppliers. We are on track to meet these new global limits by the end of 2021. For more on how we address pharmaceuticals in the environment see the Environment section on page 41.

  GSK.com: Preparing for future disease threats

Affordability and availability

We are making our products affordable and available to more people around the world through responsible pricing, and strategic access programmes and partnerships.

Pricing

We aim to improve the health of millions of people each year by making our products available at responsible prices that are sustainable for our business.

We recognise that pricing of pharmaceutical medicines and vaccines is an important issue in both developed and developing countries, and we understand patient and payer concerns about affordability. When setting the price of our medicines in developed markets, we apply a value-based approach to balance reward for innovation with access and affordability.

We aim to bring truly differentiated, innovative products that bring highly-effective health outcomes for patients and payers, so that even those products with a high cost will bring value to patients and healthcare systems. By investing in genetics, genomics, big data and AI we are accelerating the pace at which we develop transformational medicines, prioritising those molecules with a higher probability of success – we know that genetically-validated drug candidates are twice as likely to become registered medicines, improving the productivity of our R&D investment.

We price our medicines according to the value and outcomes they bring to patients, providers and payers, while being sensitive to market and societal expectations.

In the US, the pricing of all our product launches – including our most recent launches of Dovato, Nucala Autoinjector, Trelegy Ellipta, Shingrix and Juluca – incorporate specific market dynamics unique to the product, as well as the profile of the new medicine or vaccine in the context of existing treatment options. Over the last five years, the average net price for our products in the US has fallen by 4% per year while the average list price rose by 6.4% per year. In 2019, the average net price across our US portfolio decreased by around 5% while the average list price rose by 2.5%. At the product level, the largest single increase in list price taken was 5% and that resulted in a 4.2% increase in net price. We offer various types of patient assistance to help ensure appropriate access to our medicines.

In 2019, we provided prescribed medicines and vaccines to over 123,000 eligible uninsured patients through our Patient Assistance Programme.

In Europe, we engage with governments and payers to work towards sustainable health systems that support ongoing innovation. For example, the pricing of Trelegy Ellipta reflects economic value by demonstrating cost-effectiveness and innovation within an acceptable budget, and offering a potential cost-saving compared with alternatives.

In developing countries, we use innovative pricing structures as part of our access strategies to extend product reach (see pages 33 to 34). Our tiered pricing model for vaccines, for example, is based on four widely recognised World Bank GNI country classifications of high income, upper middle income, lower middle income and low income. Price ceilings and price floors exist for each tier, with ceilings and floors progressively decreasing through the tiers from high to low income countries.

In least developed and low-income countries, we do not file patents for our medicines, and do not enforce historic patents. This allows generic companies to manufacture and supply generic versions of GSK medicines in those countries.

  GSK.com: Pricing and access strategies

Product reach

We aim to use access strategies to reach 800 million underserved people in developing countries with our products by 2025. These strategies include tiered pricing, product donations and voluntary licensing agreements to extend access through generic manufacturers. Since we set the target in 2018, our products have reached over 192 million people through these access strategies.2

Our tiered pricing principles mean that we reserve our lowest vaccines prices for organisations such as Gavi, the Vaccine Alliance, which supports countries with a GNI per head of less than $1,630. For example, our Rotarix vaccine is available in 39 Gavi countries to protect against rotavirus.

l	Price after discounts, rebates or other allowances.
2	Total excludes reach through albendazole donations which will be assessed in 2025.

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In 2019, we provided our pneumococcal vaccine, Synflorix, to 10 Gavi-eligible countries at a discounted price, reaching over 20 million people.1 We are committed to delivering 720 million doses of Synflorix to Gavi via the current Advanced Market Commitments contract.

In 2019, we distributed around 120,000 doses of our vaccine Cervarix in Zimbabwe in support of its multi-age cohort vaccination programme protecting around 54,000 girls against human papillomavirus.1 We also delivered over 200 million doses of oral polio vaccine to UNICEF in support of the Global Polio Eradication Initiative, reaching over 40 million children.1

We continue to innovate to help improve access to vaccines in low-resource settings, and in 2020, we introduced the new multi-monodose blow-fill seal presentation of our vaccine against rotavirus. This was introduced for the first time, in Myanmar, with the support of Gavi. This new presentation helps reduce cold chain volume by 30%, resulting in lower cold chain and transportation costs.

In July 2019, ViiV Healthcare marked the fifth anniversary of its voluntary licensing agreements with the Medicines Patent Pool and Aurobindo Pharma. These agreements currently allow 18 generic manufacturers to produce and sell low cost single or fixed dose combination products containing dolutegravir for adults and children in countries with the highest burden of HIV. This totals 94 and 121 countries for the adult and paediatric agreements respectively, in addition to any country where there is no granted patent in force. By the end of 2019, at least 6.9 million people living with HIV, across 85 countries in the developing world, had access to a generic dolutegravir-containing product, made possible because of these licensing agreements.

In 2019, ViiV Healthcare continued to donate several antiretroviral medicines to Venezuela, a country facing a profound shortage of basic medicines. We were the first pharmaceutical company to donate antiretrovirals to the people living with HIV in this humanitarian crisis. Since February 2018 we have donated over 275,000 packs of antiretrovirals. GSK has also donated over 360,000 vaccines to Colombia to protect Venezuelan migrants in transit or residing in the national territory against rotavirus, pneumococcus, diphtheria, pertussis and tetanus.

Since 1999, we have donated over 9 billion albendazole tablets to the WHO – including 890 million in 2019 – to support efforts to end lymphatic filariasis (LF) and control intestinal worms (soil transmitted helminths) in school-age children. This has benefited patients in 92 countries around the world. GSK remains committed to continuing to donate albendazole tablets until LF is eliminated as a public health problem globally.

Through our partnerships with Americares, Direct Relief, IHP UK and MAP International, nearly 178,000 units of GSK medicines were distributed for humanitarian and emergency response in 51 countries.

  GSK.com: Pricing and access strategies

Healthcare access

We aim to partner to improve disease prevention, awareness and access to healthcare services for 12 million people by 2025. Since we set the target in 2018 we have reached nearly 8 million people through these partnerships.

Since 2010, ViiV Healthcare has invested over £60 million into more than 750 Positive Action grants to address HIV stigma and support HIV education and prevention. In 2019 alone, our Positive Action for Children programme directly reached almost 640,000 people. We are committed to supporting partnerships to end AIDS and further ViiV Healthcare’s mission of leaving no person living with HIV behind.

We are partnering with Comic Relief to complement our efforts to combat malaria through R&D (see page 31). We have 25 projects in Africa and South East Asia which aim to improve malaria awareness and prevention efforts, and get treatment to the people who need it. Together, through partnerships with local and international organisations, we reached more than 1.1 million people in 2019, including health workers, private providers, and vulnerable populations such as pregnant women and children under five.

In 2019, through our partnerships with Amref Health Africa, CARE International and Save the Children, we helped to train over 18,000 frontline health workers, and approximately two million people were directly reached with a health worker, healthcare service or health facility.2

Our partnership with Save the Children aims to help reduce child mortality. In 2019, the partnership reached approximately 114,000 children under five (almost 3 million children since 2013) with interventions including: widening immunisation coverage, accelerating access treatments and strengthening healthcare systems. In 2019, we also launched a new programme in Nigeria focused on preventing infectious disease in children.

In 2019, 3,500 children received free, life-changing surgery and comprehensive cleft care through our partnership with Smile Train. Together with the World Dental Federation and Smile Train, we have launched a new two-year project to improve oral health guidance and ongoing care for children with clefts. In India, we also funded the Smile Train Toll-Free Cleft help-line, which provides people with information about cleft treatment and support.

1

People reached/protected is calculated by dividing the total number of doses supplied to Gavi or UNICEF by the number of doses needed to complete a full schedule of vaccination allowing for WHO estimates of wastage.

2	Health worker data is estimated based on 2018 reach through the same partner programmes and level of funding. Final 2019 data is expected to be available in April 2020.

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Our Allied Against Dengue campaign in India and South East Asia was created to bring together key stakeholders and partners to prevent and treat outbreaks of dengue fever, a potentially fatal mosquito-borne disease. In 2019, we trained over 3,700 healthcare workers and reached over 147,000 people through a range of programmes to mobilise communities and promote behaviour change.

Our global contribution to community health programmes amounted to £263 million1 in 2019. This includes cash, product donations and the volunteering time of our employees to help improve healthcare access.

   GSK.com: Prevention, awareness and infrastructure

ViiVHealthcare.com: Positive Action programmes

Modern employer

As a modern employer, we believe that a strong employee experience is critical to attract, retain and motivate the best people to support our business now and in the future. We launched our modern employer ambition in 2018, focusing on inclusion and diversity, health and wellbeing and employee development. The aim is to ensure our people are empowered to be themselves, feel good and keep growing at GSK.

Engaged people

Employee engagement is an important barometer to gauge how our people feel about working at GSK. We aim to achieve and maintain a competitive employee engagement score by 2022.

We survey our employees to get feedback about how we are doing on our long-term priorities and culture change. In 2019, we had a good response rate for both surveys (81% in April and 78% in September) and we achieved our highest engagement score in ten years in April (80%), and maintained a strong score in September (78%).

We continue to drive engagement through Let’s Talk sessions with our executive teams and Workplace – our collaborative online platform. This enables two-way informal communication and collaboration, discussing topics that matter to both employees and GSK, sharing knowledge and perspectives to support greater understanding and faster, more effective decision-making across the organisation. In any given month, 71% of our employees are actively connecting to the platform to get their work done and 77% are reading content from the company and business unit groups.

Inclusion and diversity

We believe strongly in inclusion and diversity. Not only is it the right way to do business, but it also leads to business success, unleashing the enormous potential of the differing knowledge, experiences and styles of our people, enhancing our ability to respond to the differing needs of our patients and consumers.

Our employees should be able to bring their authentic selves to work. We were encouraged by the results of our employee survey in September 2019, which included the question ‘I can be my authentic self when working at GSK’ which received a favourable score of 76%, and 81% said that they feel respected at work.

At GSK, we have four diversity councils (covering gender, ethnicity, LGBT+ and disability), each chaired by an executive team member. The councils support our inclusion and diversity agenda, with input from our employee resource groups.

We are committed to improving ethnic representation at all levels in GSK, and work with our new ethnicity council to remove barriers, increase understanding and ensure equal opportunities.

Our goal is to be recognised in global LGBT+ indices and in 2019 LGBT+ rights group, Stonewall, recognised GSK in its Top Global Employers list. In the UK, Stonewall also named our employee resource group for LGBT+ employees and allies as the best in the UK. In the US, GSK was named Best Place to Work for LGBT equality for the fourth consecutive year in Human Rights Campaign’s Corporate Equality Index.

In addition, we are signatories to the UK Department for International Development’s Charter for Change, joining other organisations with a common aim to ensure rights, freedoms, dignity and inclusion for people with disabilities.

Gender diversity

Our goal is that by 2022 we will have over 37% female representation in senior roles.

The percentage of women in management has continued to rise at GSK. In 2019, women represented 47% of all management roles (45% in 2018), and 36% of senior management roles – VP and above – up from 33% in 2018. The latest Hampton-Alexander Review of FTSE 100 companies found that GSK had the third highest proportion of women on the Board (an increase from sixth in 2018) with 45.5% female representation. It also found that we had exceeded the target of 33% women on the Board and in the direct reports to the Corporate Executive Team.

GSK is one of 12 prominent healthcare and life science companies to join the Healthcare Businesswomen’s Association Gender Parity Collaborative in the US. This was launched in 2018 to foster measurable gender parity progress in the industry.

We are improving gender balance by encouraging and supporting more women to develop as leaders. In 2019, we provided 130 high-performing female managers with coaching and support through our Accelerating Difference programme. We also recruit and support women early in their careers, with women representing 38% of our apprentices and 58% of our graduates in 2019. As a result of our efforts to develop our female employees during the year, three women from GSK were included in the Women’s Engineering Society Top 50 Women in Engineering: current and former apprentices, and GSK India was named by Avtar as among the best companies for women to work for.

1	Figure includes contributions from the Tesaro portfolio.

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We have a long-standing commitment to fair and equal pay. We conduct country-based reviews and ensure all markets have clear guidance, tools and support to ensure pay equity. If unexplainable differences are detected, these are addressed through our compensation processes.

We published our third UK gender pay gap report for 2019. Our gender pay gap for all permanent UK-based GSK employees is 2.43% (mean), outperforming the national average of 16.2%. We remain committed to improving gender balanced representation and the application of fair and equitable pay practices to ensure equal opportunities and equal pay for equal work.

Women in management (%)

	2019	2018	2017	2016
SVP/VP	36	33	31	30
Director	44	43	43	42
Manager	49	48	47	46
All employees	47	45	44	43

Employees by gender (number)
		Male	Female	Total
Board		6	5	11
Management*		9,861	8,619	18,480
All employees		54,690	44,747	99,437

*

Management: senior managers as defined in the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013 which includes persons responsible for planning, directing or controlling the activities of the company, or a strategically significant part of the company, other than the Board, including directors, or undertakings included in the consolidated accounts.

Health, wellbeing and development

We aim to be a leading company in supporting employee health, wellbeing and development.

Health and wellbeing

Our global, comprehensive preventive healthcare package for our employees – and their eligible dependants – includes up to 40 preventative healthcare services at little or no extra cost to participants. We provide programmes to help our people take control of their health, manage their energy levels and adopt healthier behaviours.

In 2019, more than 15,000 employees took part in our energy and resilience programmes. We also expanded our personalised digital health platform from the original 5,000 employees in Belgium, to over 10,000 employees in Singapore, Mexico, Spain, France, Switzerland, Australia and New Zealand.

We understand how important it is that employees have flexibility to manage their lives, so everyone can thrive and do great things at work and home. Our largest markets have formal flexible working and carer policies and all our markets are reviewing their competitiveness in this area. Our aim is to differentiate ourselves. For example, in 2019 the US implemented care of family member paid leave, which is above industry standards in the US.

For the fourth year in a row, GSK increased participation levels in the Virgin Pulse Global Challenge with over 17,000 participants across 67 countries. We were once again named the Most Active Organisation, with our people collectively taking more than 20 billion steps.

We consider mental wellbeing to be just as important as physical wellbeing and raised awareness of this issue on World Mental Health Day, encouraging people to seek support through our 24-hour, confidential Employee Assistance Programme and other resources. We have also launched ‘Mental Health Matters’ training for line managers. This is helping them to increase their awareness, skills and knowledge, so they can better support their teams.

Preventing injuries and illnesses at work is also fundamental to our people’s health and wellbeing. Approximately 20,000 employees drive on company sales business and in 2019, unfortunately one of our commercial salesforce died in a motor vehicle accident in Kenya. To try to prevent these sorts of tragic accidents from happening, we run a driver safety programme to help employees protect themselves and their families, combining online learning with practical road safety activities. In 2019, roughly 19,000 drivers across 65 countries were trained on driver safety. Our reportable injury and illness rate continued to decline from 0.23 per 100,000 hours worked in 2018, to 0.22 in 2019. This remains comparable with other leading companies in our sector.

Employee development

We want our people to keep growing at every stage of their working lives.

We expect all of our employees to have a development plan agreed with their manager. To support our employees to take ownership of their development, all employees have access to a new development portal with resources that are most relevant to their roles, development needs and interests.

In addition, GSK continues to meet its commitment as a member of the 5% Club, a group of UK companies committed to hiring young people in development programmes into at least 5% of UK roles. We currently have 799 people on our graduate and MBA programmes globally and 398 in apprenticeships in UK, US, Canada, Ireland, Singapore and Belgium.

We have a strong focus on improving the effectiveness of our people managers. One80 is part of our performance system and is critical to holding managers accountable for how they manage the performance and development of their team. Employees provide feedback on their manager through 14 questions which measure leadership effectiveness in three key areas: knowing their people, delivering results and maximising potential. In 2019, 9,000 managers participated in One80 and more than 60,000 employees provided feedback to their manager.

We also introduced a new leadership development programme for first-line leaders. This training consists of five virtual modules, with a strong emphasis on conversations that matter, developing for performance, and leading high performing teams. The programme was piloted in 2019 with 845 leader participants. The programme will be rolled out across GSK in 2020 in support of continued leadership development.

  GSK.com: Employee engagement ▪ Learning and development

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Reliable supply

Ensuring a high-quality, safe and reliable supply of our products for patients and consumers is a priority for all three of our businesses, (see pages 22, 26 and 29). Product shortages can happen for a variety of reasons, including supply disruptions and unexpected demand.

Our robust quality management systems support continuous improvement, helping us to maintain high standards for product quality and safety and comply with relevant regulations, including those on Good Manufacturing Practice, Good Laboratory Practice, Good Pharmacovigilance Practice and Good Clinical Practice. Of the 196 external regulatory inspections at our Pharmaceutical, Vaccines and Consumer Healthcare manufacturing sites and local operating companies in 2019, most found no issues or resulted in only minor observations. We address every issue, however minor, and regulatory authorities have accepted our proposed plans for corrective actions.

In late summer 2019, GSK was contacted by regulatory authorities regarding the detection of NDMA, a potential human carcinogen, in Zantac (ranitidine) products. Based on information received and correspondence with regulatory authorities, GSK made the decision in mid-September to initiate a voluntary recall (pharmacy/retail level recall) of Zantac products in all markets as a precautionary action. Since then, a number of recalls have been initiated by API suppliers, as well as other pharmaceutical companies who hold market authority in various countries, including the US. GSK discontinued making and selling prescription Zantac tablets in 2017 and discontinued making and selling over-the-counter Zantac in 1998 in the US. Several regulatory authorities have reviewed the findings and/or are conducting their own tests including the FDA. We are continuing to work with them.

In 2019, we conducted 1,542 audits of our suppliers’ quality processes and 225 audits of clinical studies run by, or on behalf of GSK, to assess their quality and safety. Where we identify areas that require improvement, we engage with the relevant third parties to develop improvement plans and track their progress. If significant issues are identified and remain unresolved, we may choose to suspend or terminate work with a third party.

Detecting, assessing, understanding and preventing adverse effects or any other drug-related problem (pharmacovigilance) is important in evaluating the safety of pharmaceutical products. We work with the WHO and other partners to enhance systems for reporting these. Through external collaborations such as TransCelerate, the European Federation of Pharmaceutical Industries and Associations and the Innovative Medicines Initiative, we are working with others to promote harmonised approaches and procedures for the clinical development and safety evaluation of drugs, and to implement key regulations.

Counterfeit products present a risk to patient safety. We support efforts to prevent the manufacture and distribution of counterfeit GSK products by working closely with government bodies, international organisations (such as the World Customs Organization and the WHO), customs authorities and industry associations. We also conduct our own investigations and work with enforcement agencies to tackle counterfeit GSK products.

GSK is implementing serialisation to drive traceability across the supply chain. Through increased supply chain visibility and increased communications with government systems, we are helping both to raise the visibility of our products to prevent theft, counterfeiting and stock diversion, and also to allow our systems to authenticate product at the point of dispense.

  GSK.com: Patient safety and reliable supply

Ethics and values

We are committed to creating an ethical, values-driven culture, in which any issues are responded to swiftly and transparently. We expect everyone at GSK to live our values and expectations, speak up if they have any concerns, engage appropriately with stakeholders and respect human rights. We also extend these ethical expectations to the third parties with whom we work.

Living our values and expectations

Together, our values (patient focus, integrity, respect and transparency) and expectations (courage, accountability, development and teamwork) help us to create the culture we want. In our 2019 employee survey, 86% of employees agreed that their work environment encouraged ethical behaviour even in the face of pressures to meet business objectives.

Every GSK employee and complementary worker is required to complete the Living Our Values and Expectations mandatory training annually. In 2019, 98.5% of our employees and 92.4% of our complementary workers completed the training, covering content including our Code of Conduct, human safety information reporting and reporting misconduct.

Employees who fail to complete the course may face disciplinary action, as defined and permitted by local labour laws.

Throughout 2019, we assessed 17 different parts of the business against a values maturity matrix to understand how well our values and expectations are embedded. Additionally, individual areas of the business have been using the insights from those assessments to inform plans that further integrate our values into ways of working at GSK.

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Examples include increasing opportunities for engagement with leadership teams to improve trust, and strengthening our people managers’ capability to lead employees through times of change while delivering at pace.

Our mandatory anti-bribery and corruption (ABAC) training is more tailored, consisting of two modules – one for high-risk employees and one for everyone else. Both modules focus on principles to help employees deepen their understanding of where ABAC risks may lie, recognising conflicts of interest, and how to report and mitigate any risks or conflicts. As of December 2019, 97% of employees and 90% of contract workers completed ABAC training.

  GSK.com: Ethics and values

Reporting and investigating concerns

We encourage people to speak up if they have any concerns relating to unethical conduct or behaviour that is inconsistent with our values – or if they simply want to ask a question about how to apply our Code of Conduct.

Anyone inside or outside GSK can raise concerns or speak to an independent third party through our integrity lines, confidentially or anonymously, without fear of retaliation. We take every reported concern very seriously and review each one to understand whether a formal investigation is warranted. If our investigations show that an employee has breached our policies, we take appropriate disciplinary action.

In 2019, 2,423 employees were accused of misconduct (2,842 in 2018). We reviewed all of these cases, and initiated 1,891 formal investigations (1,805 in 2018) with most relating to behaviour in the workplace. As a result, 798 employees were disciplined for policy violations (940 in 2018), of whom 202 were dismissed or voluntarily left the organisation (115 in 2018) and 596 received a documented warning (656 in 2018). In other instances, action short of a documented warning was taken.

Employees disciplined in 2019: breakdown of types of policy violation (%)

Policy area	2019	2018
Behaviour in the workplace	35%	17%
Mandatory training completion	18%	29%
Good manufacturing and distribution practices	17%	10%
Marketing and promotional activities	8%	8%
Expenses	5%	3%
Other*	17%	33%

*	Representative of remaining policy violation types.

Increased focus on completing mandatory training and improved classification of concerns altered the distribution of policy violations when compared to 2018.

Political engagement

Everyone working for, or on behalf of, GSK must follow our Code of Conduct in their interactions with political stakeholders. Additionally, our selection process for public policy groups includes criteria to ensure those groups share our values.

We spent $4.4 million on federal lobbying activities in the US in 2019, which are registered on the US Federal Lobbying Register. The spend includes the cost of operating our office in Washington DC, and the cost of travel and consulting. The cost of representing our interests to EU institutions, published on the EU Transparency Register, was €1.64 million.1 We also publish a list of our memberships in trade associations that may lobby indirectly on our behalf.

GSK does not make corporate political contributions. Our US employees may support individual candidates or political groups financially through a Political Action Committee, which contributed $265,185 to state and federal candidates in 2019. A breakdown of this spend is available online.

GSK.com: Public policy and patient advocacy • Trade association membership list • Criteria for working with Public Policy Groups

Human rights

GSK is committed to upholding the Universal Declaration of Human Rights and the core standards set out by the International Labour Organization. We strive to ensure that respect for human rights is embedded and integrated across our global business and conduct regular assessments, informed by external experts, of the human rights impacts associated with our activities.

Building on the findings of our 2018 corporate-level human rights assessment, over the past year we have focused on strengthening our approach to managing labour rights risks in the supply chain. We carried out an initial review of labour rights risks associated with our sourcing activities and, with the support of fair labour NGO Verité, are now building on this work to identify parts of our supply chain that represent the greatest potential for modern slavery risks. We also updated our third-party labour rights standards to include the expectation that recruitment costs should be borne by the employer and that no worker should pay for a job (a practice that can lead to forced labour).

Progress in each of our other priority human rights areas (access to healthcare, research practices, patient safety, environment, health and safety, and privacy) is outlined in the relevant sections of this report.

  GSK.com: Human rights • Modern Slavery Act statement

1	These are the latest available figures, 2019 figures are expected to be available in April 2020 for submission to the EU’s Transparency Register.

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Working with third parties

Our Third-Party Oversight programme strengthens our supply chain risk management by driving improvements in our global network of third parties. This includes suppliers, distributors and other organisations with which there is a transfer of value. We want to ensure that the third parties we work with share our values and ethical and business standards. Our third-party risk assessment and mitigation programme has been embedded globally and continues to be further simplified and refined to make it easier to engage third parties appropriately.

During 2019, over 14,000 risk assessments were completed, and more than 800 third parties identified as high risk have undergone detailed independent assessments by EcoVadis.

During 2019, we continued to work with our third-party suppliers to reduce Environment, Health and Safety (EHS) risks and conducted over 40 audits on EHS and ethics. We also expanded our third-party EHS team to include dedicated EHS professionals within the team based in the countries where our priority suppliers are located.

Priority suppliers are those with whom we have significant spend, that support significant revenue and/or are medically or R&D critical to the business. This has enabled us to provide more proactive support through engagement visits designed to build capability in areas of improvement identified through EcoVadis assessments or audits.

Our Buying Goods & Services transformation programme is also delivering improved guidance, integration and compliance for internal GSK users and our third parties. The programme includes a new sourcing platform, launched in 2019, making it easier for our suppliers to engage with us.

  GSK.com: Ethics and values

Data and engagement

Data is becoming increasingly central to our business and the healthcare industry more broadly. Our digital, data and analytics strategy harnesses the power of data and technology to strengthen our business and make a real difference to patients around the world. We believe this will help our scientists develop innovative medicines more quickly, and with higher probability of success than ever before. It will enhance clinical studies and improve interaction with healthcare providers, customers and consumers.

Using data responsibly and transparently

With the privilege of using individuals’ personal information comes the responsibility of treating this data ethically. We are committed to using data responsibly and transparently, and engaging with patients and healthcare providers to help meet patient needs. This includes managing data carefully, sharing the results of our clinical studies, integrating patient insights into our product development, and providing healthcare professionals with relevant and accurate information when they need it.

Data privacy

We recognise that people are increasingly concerned about the protection and appropriate use of personal information, particularly when this is related to health. New regulations around the world have also increased requirements on how companies use personal information. Loss or inappropriate use of personal information could have a serious impact, both for individuals affected and for businesses, and we take our responsibility for data privacy seriously.

We have developed a comprehensive approach to privacy, including training that drives an understanding that everyone at GSK is personally responsible for the correct handling of personal information. We apply a set of privacy principles to ensure that our use of personal information is kept to the minimum necessary and is fair, transparent, accurate and secure.

In 2019, we combined our privacy training with the mandatory Code of Conduct training. Approximately 32,000 individuals completed our Privacy Foundation training, which includes new hires, contingent workers, and those returning from leave of absence. This explains our privacy principles to help them understand how to apply them in their daily work. It also raises awareness of why privacy matters for all those who handle personal data.

Personnel who handle personal information in R&D and HR globally have received tailored privacy training to understand their obligations under the Binding Corporate Rules, which enable the internal transfer of EU HR and R&D data across all GSK affiliates. Throughout 2019, people in key roles across the organisation continued to undergo certification from the International Association of Privacy Professionals (IAPP) to increase expertise and enable us to make informed decisions about handling personal data. The number of people with this certification at GSK has increased from 47 in 2018 to 66 in 2019.

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The protection of individuals’ data and privacy is a high priority in our exclusive collaboration with 23andMe. This collaboration combines 23andMe’s genetic expertise and advanced data science skills with GSK’s extensive scientific capabilities and scale, to enhance the discovery and development of entirely new medicines and potential cures. 23andMe customers can choose to participate in research and contribute their information to the unique and dynamic database for the purpose of advancing scientific research. Participation is voluntary and customers are required to consent affirmatively to their data being used for research. Should they choose to participate, their information is aggregated so no individual will be identifiable to GSK.

Clinical trial transparency

As part of our long-standing commitment to data transparency for our clinical studies, we have published 2,605 clinical study reports (108 in 2019) and 6,106 summaries of results (123 in 2019) – both positive and negative – from our studies on our clinical study register.1

We also share anonymised patient-level data from our studies with external researchers. We have listed 2,477 studies for data sharing via www.vivli.org and www.clinicalstudydatarequest.com. We launched this six years ago to facilitate innovative data-driven research, and it is now used by multiple other study sponsors and funders. External researchers are granted data access based on a review of the scientific merit of their research proposal by an independent panel. Access to GSK study data has been approved for 157 proposals since 2013.

  GSK.com and online: GSK Privacy Notice ▪ GSK Clinical Study Register

Patient and scientific engagement

To improve the delivery of ground-breaking new therapies, we are strengthening our focus on patients’ needs by seeking their insights across the business. We continue to support several initiatives that are empowering patients to get more involved in the development of medicines through training, tools and dialogue – such as the European Patients’ Academy on Therapeutic Innovation (EUPATI).

In 2019, we held Patient Advocacy Leaders Summits in Portugal, Japan and Switzerland. Representatives of patient organisations also provide insights through our European Health Advisory Board and our Respiratory Health Board. We now have new patient panels covering hepatitis, chronic kidney disease and rheumatoid arthritis, as well as an Oncology Patient Council.

To improve engagement with patients involved in our clinical studies, we have developed patient engagement plans for key assets and set up a dedicated patient panel as a key part of our internal governance process. This allows patients to input into the development of our research protocols, to improve patient experience during the study, and we keep them informed about the results after the study is completed.

We ensure the inclusion of diverse populations in our clinical studies so the data we generate represents as many people as possible. By including individuals of different demographics by age (elderly/frail and paediatric groups), sex, ethnicity and race, we can capture potential variability in the responses to our medicines and vaccines. This helps us to characterise a more robust benefit-risk profile, generate greater insight for the prescribing information and ensure the right patient gets the right medicine – this is particularly important as we move towards precision medicine.

In 2019, we made changes to our in-house trials to improve the diversity of participants, including ensuring teams develop plans on target populations (based on sex, age, race or ethnicity) that need to be targeted for recruitment at each stage of the lifecycle of the molecule. We also asked our third-party preferred vendors to provide a plan for how they will deliver improved recruitment and retention of diverse populations for our full-service outsourced trials.

Through our engagement with healthcare professionals (HCPs), we aim to provide information on our products in the way that best suits them. For a limited time after we have new medicines or significant new data, we allow payment to experts to speak about the scientific evidence, the diseases they treat and their own clinical experience. We disclose annually the individual level of payments to HCPs when legally permitted, or otherwise on an aggregate basis.

In 2019, we also updated our salesforce incentives policy as our portfolio has evolved, with a growing shift towards innovative specialty care medicines. This is an area requiring high levels of expertise to deliver information to specialised HCPs, and one where there is strong competition for talent. See page 22 for further details of this policy change.

  GSK.com: Operating responsibly

1	New methodology introduced for 2019.

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Environment

We are committed to reducing our environmental impact by one quarter by 2030, cutting greenhouse gas emissions, reducing water impact and redirecting waste to beneficial use. This commitment is underpinned by five environmental commitments for 2030 (set against a 2016 baseline) to:

–	reduce operational carbon emissions (Scope 1 and 2) by 20%;

–	reduce value chain carbon emissions (Scope 3) by 25% per £ billion revenue;

–	source 60% of electricity from renewable sources, with an interim target of 30% by 2020;

–	reduce total water use at each high-risk site by 30%;

–	ensure all waste is repurposed to beneficial uses.

Carbon

We are committed to playing our part to address climate change. Our overall value chain carbon footprint is made up of Scope 1 and 2 emissions from our own operations (8%) and Scope 3 emissions from our supplier base (48%), logistics (4%) and the use of our products (40%) – mostly metered dose inhalers.

We are accredited by the Science Based Targets initiative for a set of Scope 1, 2 and 3 targets, in line with a level of decarbonisation required to keep the global temperature increase to 2°C. We made good progress against these commitments in 2019.

In 2019, we lowered our Scope 1 and 2 emissions1 by 4% through continued deployment of energy efficiency programmes across our operating sites. Globally, around 5% of our electricity came from renewable sources. We plan to expand this and by 2020, through a combination of green certificates and on-site renewable generation, over 30% of our global electricity needs will be decarbonised across the UK, US and Europe.

In 2018 (our latest available data)2, absolute Scope 3 emissions decreased by 10% vs 2017 and by 4% per £1 billion revenue, mainly from reduced emissions associated with raw materials. This represents a reduction of 17% per £1 billion revenue since our 2016 baseline year. We recognise achievements by our suppliers to reduce their environmental impacts through our annual Supplier Environmental Sustainability Awards. In 2019, the winners were a supplier that encourages excellence in agricultural practices in India, and a UK energy provider that creates clean energy and is inspiring the next generation of scientists and engineers to be innovative in tackling climate change.

Carbon emissions3 plus intensity ratios (as per regulations)

‘000 tonnes CO2 e	2019	2018	2017

Scope 1 emissions	800	825	892

Scope 2 emissions	523	549	607

Scope 3 emissions	Available in 2020 report	16,335	18,152

Intensity ratios	2019	2018	2017

Scope 1 .and 2 emissions/ sales revenue (tonnes CO2e/£m)	39.2	44.6	49.6

Scope 1 and 2 emissions/ FTE (tonnes CO2e/FTE)[4]	13.3	14.4	15.2

Scope 3 emissions/£bn revenue (million tonnes CO2e/£bn revenue)	Available in 2020 report	0.53	0.6

Emissions from the use of our inhaler products fell by 6% in 2019 mainly from a reduction in the amount of Ventolin produced. Our new portfolio of inhaled medicines is delivered via the Ellipta dry powder inhaler (DPI), which has a lifecycle carbon footprint around 24 times lower than a propellant-based inhaler.5

We support efforts to promote low carbon inhalers where possible. In the UK, for example, the NHS has adopted a commitment to increase DPI prescribing in its Long-Term Plan, and in 2019 GSK ran a public information campaign on the different footprint of inhalers (www.lowcarboninhalers.co.uk), encouraging patients to discuss inhaler options with their healthcare professional. GSK is also supporting similar low carbon inhaler initiatives in Belgium and Sweden.

We benchmark our performance externally, and in 2019 we scored B in CDP Climate.

Climate resilience

In 2019, we carried out scenario analyses for five products and their supply chains against the Task Force on Climate-related Financial Disclosures (TCFD) framework guidelines. We used a business as usual scenario and a low carbon scenario to identify potential areas of risk and opportunity that climate change presents to our business (see page 46).

1	All reductions are against our existing portfolio, excluding the Pfizer sites that joined in August.

2	2019 figures are expected to be available in 2020.

3	Carbon emissions are calculated according to the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (revised edition).

4	2017 and 2018 figures for scope 2 emissions from electricity restated based on the updated IEA emission factors published in 2018.

5	For one year’s treatment, use of propellant-based inhalers results in a carbon footprint of 228kg CO2e compared with 9.6kg CO2e from using Ellipta dry powder inhalers.

GSK Annual Report 2019    41

Trust continued

Water

Our goal is to reduce our total water use at each high-risk site by 30% by 2030. While climate change must be tackled at a global level, water challenges are much more localised. All our vaccine, pharmaceutical and consumer healthcare manufacturing sites have completed risk assessments and are implementing actions to ensure compliance with our water stewardship standard by 2020. These assessments identified 10 high-risk sites that used 0.7 million cubic metres of water in 2019 (6% of our total water use). This risk rating is based on water scarcity, local water quality, health and social risks, and regulatory and reputational risks.

These sites are working on strategies to reduce their water impact, and are making good progress. For example, our site in Cape Town, South Africa (an area affected by drought) initiated water recovery and rainwater harvesting projects. Their water saving measures across the year saved 1,740m3 water – 9% of the site’s annual water use. One of our sites in Karachi, Pakistan has also successfully implemented projects to reduce water used in cooling towers and to shorten cleaning cycles where excess water was being used. These activities decreased the amount of water used for cleaning by 60%, and helped reduce the site’s water footprint by 4%.

Waste

By the end of 2020, we aim for 100% of our sites to send zero waste to landfill. This avoids harmful environmental impacts from landfill and keeps materials, such as solvents, in circulation for use in new products. In 2019, less than 3% of our waste was sent to landfill (excluding the newly-joined Pfizer consumer healthcare sites), with 73 sites achieving and maintaining zero waste to landfill. We have cut the amount of waste we produce by 14% since 2016, generating a total of 117,000 tonnes in 2019. This includes 23,000 tonnes of hazardous waste and 3,100 tonnes sent to landfill.

Our longer-term goal is that, by 2030, 100% of our waste will be directed to beneficial use, either to recycling, or incinerating waste with energy recovery. In 2019, 79% of our waste was recycled or incinerated with energy recovery.

Paper and palm oil

We are committed to moving towards deforestation-free sourcing for all key commodities purchased directly by GSK or indirectly on our behalf by 2030. This is a challenge due to the complex nature of our supply chains, but we have reached 94% for paper packaging and 70% for palm oil from sustainable sources by volume. We are working with the Roundtable for Sustainable Palm Oil to purchase book & claim credits, and with the Rainforest Alliance to audit and assure our supply chain. To date, we have focused on paper packaging, palm oil and palm oil derivatives, and have developed supplier selection criteria, as well as sourcing standards in conjunction with the Rainforest Alliance.

Plastic

The packaging of our products plays an important role in delivering safe, stable and trusted medicines, vaccines and consumer healthcare products. However, we recognise the impact that plastic packaging has on the environment.

We are working on a plan to reduce our plastic packaging, making it recyclable, and exploring how we increase use of recycled plastic content, recognising that medical regulations around the world place significant constraints on the use of recycled materials. Our Vaccines business is removing PVC from all packaging by the end of 2020 and we have developed a new pump for Flonase/Sensimist which reduces the amount of plastic used in the device by 12%.

While we have completed a review of our plastic use across the business – which found that 70% of our plastic footprint is associated with our Consumer Healthcare products – this took place before the integration of the Pfizer consumer healthcare business. We are now updating this to include the impact of the joint venture. We are also implementing initiatives to reduce, and remove where possible, single use plastics across all GSK offices worldwide and have already eliminated 2.1 million items of plastic from our food and refreshment outlets.

Pharmaceuticals in the environment

We are committed to ensuring that our compounds do not adversely affect people or the environment. We carry out environmental testing on all our pharmaceuticals, and use this data in risk assessments to evaluate potential for harm. We take steps to minimise the risk of any active pharmaceutical ingredients, including antibiotics, entering the environment as a result of our manufacturing processes.

GSK is part of the AMR Industry Alliance launched in 2017 and is a signatory to the Industry Roadmap for Progress on Combating AMR. For more on our efforts to combat AMR, see page 32. We have publicly committed to minimise antibiotic discharge in our supply chain and to ensure that manufacturing-related discharges are negligible by the end of 2021. In 2019, through the Pharmaceutical Supply Chain Initiative, we shared guidance and best practice on managing antibiotic discharges from manufacturing with our suppliers.

GSK.com: Environment

42    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Risk management

Our risk management framework is well embedded and continually reviewed. Board-level oversight is provided by our Audit and Risk Committee,

assisted by our Risk Oversight and Compliance Council.

The framework enables the Board to identify, evaluate and manage principal risks and is designed to support our long-term priorities. The framework provides for an effective hierarchy of Risk Management and Compliance Boards within each of our businesses which promotes the ‘tone from the top’, establishes the risk culture and oversees the effective cascade and escalation of information regarding our internal controls. Along with our values, expectations and Speak Up processes, it ensures that the risks associated with our business activities are actively and effectively identified and mitigated and provides reasonable assurance against material misstatement or loss. We conduct an annual confirmation exercise to ensure that our risk management approach is consistent across GSK, which reinforces leader accountability.

During 2019, the Audit and Risk Committee considered GSK’s risks and the strategies to address them. In doing so it drew on annual business unit risk and assurance update reports, strategy papers for our most significant risks, and an annual risk review.

Each principal risk is overseen by a CET-level risk owner to ensure proportionate controls are in place, with clear plans assigned to address any gaps.

GSK considers both current and emerging risks as part of its risk management framework. GSK defines emerging risks as those which are on the three-year horizon. We may not yet have adequate information about their impact or likelihood and therefore these may warrant further investigation before inclusion in our list of principal risks.

Emerging risk assessments are performed as part of the remit of our Risk Management and Compliance Boards at all levels of the organisation. Additionally, at the global level we perform an annual PESTLE analysis of the political, economic, social, technological, legal and environmental trends from the external environment to identify emerging risks.

Viability statement, see page 47

ARC Report, see page 96

Principal risks and uncertainties, see page 275

Internal Control Framework, see page 105

Each year, the CET conducts a formal risk review to consider emerging risks and whether sufficient information is available to support their inclusion in our principal risks list. This review is supported by extensive analysis of external trends and insights, senior level interviews and recommendations from GSK’s key risk intelligence groups and risk management boards.

In 2019 the CET agreed to escalate two new risks to standalone principal risks for 2020 – Environmental sustainability and Non-promotional engagement. Work is also underway to establish appropriate reporting for a Transformation risk in recognition of the significant transformation associated with our intention to separate GSK’s Consumer Healthcare business.

We list our principal risks on pages 44 and 45, with our assessment of the external macro environment and the risk exposure following mitigation. The risks are not in order of significance.

Risks associated with the proposed separation of GSK’s Consumer Healthcare business

A separation of our Consumer Healthcare business may be dependent on a number of factors that are outside GSK’s control, including any required shareholder and regulatory approvals, favourable conditions in public equity markets and public or private debt markets and changes in applicable law and regulation. Therefore, there can be no certainty that a separation will be completed as proposed (or at all).

In addition, if a separation is completed, there can be no assurance that either GSK or Consumer Healthcare will realise the expected benefits of separation or that the separation will not adversely affect GSK or Consumer Healthcare or the value or liquidity of their respective shares.

Risks associated with the coronavirus outbreak

The potential impact of the coronavirus outbreak on GSK’s trading performance and supply continuity remains uncertain.

Up to the date of this Report, the outbreak has not had a material impact on the trading results of the Group. However, we continue to monitor the situation closely, including the potential impacts on trading results, our supply continuity and our employees.

The situation could change at any time and there can be no assurance that the coronavirus outbreak will not have a material adverse impact on the future results of the Group.

GSK Annual Report 2019    43

Risk management continued

Risk	Assessment and mitigation activities

Patient safety	The macro risk level remains high. Developments in data interrogation present potential benefits for Patient safety but the volume of data to be analysed presents a significant challenge which intensifies when coupled with fragmented regulatory requirements. There are increasing expectations that technology will deliver safer innovative medicines with less risks.
GSK’s exposure remains unchanged. We have deployed a new operating model for safety activities involving a simpler central safety organisation and outsourcing of local pharmacovigilance activities. Both deployments have passed successful audits indicating we should expect a lower risk in steady state during H2 2020.

Product quality	The macro risk level remains unchanged despite continued concerns over drug shortages and security and the uncertainty and complexity associated with Brexit.
GSK’s exposure remains unchanged. The benefits of our ongoing investment and improvement initiatives in manufacturing facilities, operating systems and training are reflected in our quality performance metrics and inspection outcomes.

Financial controls and reporting	The macro risk level has increased. There is significant political uncertainty and increasing societal expectations of financial reporting and the role of auditors, as well as highly sophisticated fraudsters enabled by the speed of technological change.
GSK’s exposure has been maintained at current levels despite the increase in external risk exposure as a result of the benefits of our previous transformation programmes, the strengthening of controls by leveraging technology and centralising processes, enhancing monitoring and maintaining effective tax and treasury strategies.

Anti-bribery and corruption (ABAC)	The macro risk level remains unchanged as we continue to see legal frameworks similar to the UK and US develop in emerging economies; high standards are expected of individuals and corporations aided by improved technology and increased enforcement.
The GSK exposure remains unchanged. We have appropriate controls in place such as training, awareness raising, and strong monitoring around transactions and payments to third parties. We plan to continue with pre and post-transaction ABAC due diligence, increasing the capabilities in the business on monitoring, oversight and red flag resolution of third parties. We continue to understand and assess our money-laundering risk exposure and mitigate any existing risk.

Commercial practices	The macro risk level is increasing with increased pricing pressure, greater retailer and online competition from a broader set of competitors, an evolving digital landscape and increased scrutiny of marketing practices in the industry.
GSK’s exposure has marginally increased as we integrate Tesaro and our Consumer Healthcare Joint Venture with Pfizer. We continue to invest in proportionate controls, training and monitoring as we embed our new HCP engagement model and salesforce incentives programme (see page ▪).

44    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Risk management continued

Risk	Assessment and mitigation activities

Privacy	The macro risk level has increased due to the diversity of data privacy legislation and limited harmonisation occurring, despite Europe’s adoption of GDPR. Multi-nationals have challenges to standardise their data privacy approach with the high local variation and rise of enforcement by regulators.

GSK’s exposure remains constant following the successful deployment of our Privacy Operating Model in the EU and prioritised deployment in the rest of the world progressing well.

Research practices	The macro risk level has increased as regulators are adapting to new technological advancements as well as introducing changes regarding data privacy, animal welfare and human biological samples which have yet to be fully announced and the requirements for implementation understood.

GSK’s exposure remains unchanged. Increasing regulatory expectations are being offset by risk mitigation actions to embed and monitor additional controls and further enhance and monitor the quality culture, with a particular focus on data integrity and access and benefit sharing (Nagoya Protocol).

Third party oversight	The macro risk level has increased due to growing numbers of countries with varying regulation and manufacturing standards requiring local production, which increases the number of third parties we have to assess and continuously oversee.

The GSK exposure remains unchanged. Our third-party risk assessment and mitigation programme has been embedded and continues to be further simplified and refined to make it easier to engage third parties appropriately.

Environment, health and safety and sustainability	The macro risk level has increased due to greater emphasis on environmental controls from regulators, activists and stakeholders across our direct operations and supply chain. An emerging area of focus is post-consumption waste associated with medicines. There are ever-more stringent regulations and standards in developed as well as developing countries.

The GSK risk exposure remains unchanged as we continue to focus on more appropriate control over our supply chain, particularly of our active pharmaceutical ingredient (API) suppliers.

Information security	The macro risk level continues to increase as a result of an increasing digital footprint, reflecting a large multi-national organisation, combined with more sophisticated hacking threats.

The GSK risk exposure remains unchanged with the development of controls to increase cyber operations and threat intelligence capabilities; mitigation to protect critical information systems and applications, and enhancements to security of operational technology systems and networks offsetting some risk.

Supply continuity	The macro risk level remains unchanged with the ongoing evolution of stringent regulatory expectations including continued regulatory focus on contract manufacturers. Brexit continues to provide uncertainty.

The GSK risk exposure level remains unchanged. We have improved risk management of our supplier portfolio, reduced the complexity of our networks and improved our crisis and continuity management framework. However, reduced inventories, threats posed by cyberattacks and global emergencies such as the coronavirus outbreak, and the quality of incoming materials present ongoing supply risks.

GSK Annual Report 2019    45

Risk management continued

Climate-related financial disclosure

Here we provide GSK’s first voluntary disclosure against the recommendations of the Taskforce for Climate-related Financial Disclosure (TCFD), an initiative of the Financial Stability Board, which promotes the disclosure of climate change risk.

Governance

The Board has oversight and responsibility for the management of climate change risks with support from the CET. The Board’s Corporate Responsibility Committee (CRC) oversees GSK’s Environmental Sustainability enterprise risk and progress against our environmental targets (see CRC Report on page 109).

Regis Simard, President, Pharmaceuticals Supply Chain, has management responsibility for environment, health & safety and sustainability (including climate change risk). He is on the CET and reports directly to the CEO.

Strategy

Trust is one of our three long-term priorities and reducing our environmental impact is an important part of the Trust priority (see metrics and targets).

To gain a better understanding of how climate change might impact our business, in 2019, we completed scenario analyses for five key products from across our Vaccines, Pharmaceuticals and Consumer Healthcare businesses. The two scenarios were:

–	business-as-usual: we assumed little to no mitigation leading to 3-5°C of warming by 2100;

–	low-carbon: we assumed that the global temperature increase by 2100 is limited to well below 2°C by rapid changes in legislation and technology.

The study was conducted by an independent third party and used internationally recognised data sets such as those from the Intergovernmental Panel on Climate Change. The potential physical risks of a changing climate such as flooding, as well as the risks associated with a transition to a low-carbon economy such as international climate policy and carbon pricing were analysed. The analysis looked at the implications for GSK manufacturing facilities, suppliers and raw materials providers for each of the five products. The assessment did not consider any actions that GSK might take to mitigate or adapt to the findings.

The analysis showed that in both scenarios there is likely to be some financial risks which would need to be managed, but none that would materially impact our business model. The key impacts for both scenarios were:

–	Flood-related disruptions at our own manufacturing sites and in our supply chain;

–	Water stress leading to increased expenditure and disruption at both our own manufacturing sites and in our supply chain;

–	Higher temperatures affecting the quality and availability of some raw materials;

–	Increased costs of fossil fuels.

These findings represent an initial assessment and we plan to use them to understand the impacts further and to develop action plans to help mitigate these risks, embed sustainability into strategy and review opportunities.

Risk management

In 2019, Environmental Sustainability, which includes climate change risks, became a standalone Principal Risk to the business for 2020 (previously managed as a sub-risk of Environment, Health& Safety and Sustainability). (see page 43).

Risks related to climate change are managed at different levels of the organisation, depending on the nature of the risk.

Risks and opportunities associated with GSK’s energy, water and waste reduction programmes are managed by the Climate Change and Energy Reduction Team, with representatives from each of GSK’s three business units and relevant support functions meeting quarterly.

Operational risks and opportunities at asset or site level are identified, assessed and managed by GSK’s business units through their risk management teams.

Metrics and targets

Our goal is to reduce our environmental impact by one quarter by 2030. This goal is underpinned by five environmental targets for carbon (scopes 1,2 and 3) renewable electricity sources, water and waste (see pages 41 and 42)

We have been accredited by the Science Based Targets Initiative for a set of Scope 1, 2 and 3 targets in line with the decarbonisation required to keep global temperature increases to 2oC.

We are also committed to moving towards deforestation-free sourcing for all key commodities and are working with partners such as the Roundtable for Sustainable Palm Oil and the Rainforest Alliance.

More detail on the progress we are making towards achieving our targets can be found on page 42, and in our public response to the CDP questionnaire.

46    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Risk management continued

Viability statement

In accordance with provision 31 of the 2018 revision of the Code, GSK has assessed the prospects of the Company over a longer period than the 12 months required by the ‘Going Concern’ provision. The Directors confirm that they have a reasonable expectation that GSK will continue to operate and meet its liabilities, as they fall due, over the next three years. The Directors’ assessment has been made with reference to GSK’s current position and prospects, our strategy, the Board’s risk appetite and GSK’s principal risks and how these are managed, as detailed on pages 44 and 45 in the Strategic report.

The Board reviews our internal controls and risk management policies and approves our governance structure and code of conduct. It also appraises and approves major financing, investment and licensing decisions, and evaluates and monitors the performance and prospects of GSK as a whole. The focus is largely on improving our long-term financial performance through delivery of our company and three business strategies and aligned Innovation, Performance and Trust priorities.

The Board reviews GSK’s strategy and makes significant capital investment decisions over a long-term time horizon, based on a multi-year assessment of return on capital, the performance of the company and three business units, and the market opportunity in the pharmaceutical, vaccines and consumer sectors. This approach is aligned to GSK’s model of achieving balanced growth by investing in high quality, innovative products for patients, consumers and healthcare providers. However, since many internal and external parameters become increasingly unpredictable over longer time horizons, GSK focuses its detailed, bottom-up Plan on a three-year cycle. The Plan is reviewed at least annually by the Directors, who approve business forecasts showing expected financial impact. The Directors believe that a three-year assessment period for the Viability statement is most appropriate as it aligns with the company’s well established business planning processes that balance the long-term nature of investments in the pharmaceutical, vaccines and consumer sectors with an assessment of the period over which analysis of near-term business performance is realistically visible.

The Plan has been stress tested in a series of robust operational and principal risk downside scenarios as part of the Board’s review on risk. These include the potential effects of Brexit, which are not expected to be material, although there may be some short-term disruption. The downside scenarios consider GSK’s cash flows, sustainability of dividends, funding strategy, insurance provision and recovery as well as other key financial ratios over the period. These metrics have been subject to sensitivity analysis, which involves flexing a number of the main assumptions underlying the forecasts both individually and in combination, along with mitigating actions that could realistically be taken to avoid or reduce the impact or occurrence of the underlying risk.

The following hypothetical downside scenarios have been evaluated:

Scenario 1: Business performance risks. These include key performance risks, including lower sales from new products; greater adverse impact from generic competition and other competitive launches to other GSK products; as well as possible supply and manufacturing challenges.

Scenario 2: External and macroeconomic risks. This scenario reflects incremental risks to the business driven by outside factors, such as more intense competition, increased pricing pressure in both the US and Europe as well as the potential impact of material negative changes in the macro-economic and healthcare environment.

Scenario 3: Principal risks. This scenario includes a severe assessment of the potential loss impact from the principal risks related to patient safety, product quality, supply chain continuity as well as anti-bribery and corruption and any consequent regulatory actions or fines, all of which could fundamentally threaten our operations. This would include any potential severe impact of coronavirus if this were to materialise. These risks are managed through mitigating activities described on pages 275 to 287.

Scenario 4: Put option exercise. This scenario evaluates the additional funding requirements assuming the earliest potential exercise of the outstanding put option held by our partner in the HIV business.

The future separation of the Consumer Healthcare Joint Venture with Pfizer, if approved by the Board, may potentially occur within the period covered by the viability assessment. We have considered this scenario and have concluded that there is no material impact to viability for the Group or resultant separate companies over the three-year period of this assessment.

The three-year review also makes certain assumptions about the normal level of capital recycling likely to occur and considers whether additional financing facilities will be required and the respective level of funding flexibility and headroom.

The results of this stress testing show that certain combinations of these hypothetical scenarios could increase funding demands on GSK and require mitigating changes to the Group’s funding strategy. However, in light of the liquidity available to the Group and based on this analysis, the Directors have a reasonable expectation that, even under these most severe stress tests, the company will be able to continue in operation and meet its liabilities as they fall due over the three-year period of assessment.

GSK Annual Report 2019    47

Risk management continued

Our preparations for Brexit

In preparing for the UK’s exit from the EU (Brexit), our overriding priority has been to maintain continuity of supply of our medicines, vaccines and consumer healthcare products to people in the UK and EU. We took a risk-based approach to planning and mitigation and now have in place a new post-Brexit operating model. As part of the new model we have arranged for the retesting and certification of our medicines and consumer products in Europe where required and have completed relevant marketing authorisation transfers, updated packaging and secured additional warehousing for our products. We continue to support our employees in obtaining settled status or equivalent in both the UK and Europe. Normal change processes will be used to manage outstanding tax and customs activities, which depend on the new borders being in place between the UK and EU.

We anticipate subsequent and ongoing costs arising from Brexit could include further customs duties and will include the cost of duplicate testing and release of our products. We continue to estimate these potential costs at approximately £50 million per year. As more details emerge on how our business will need to adapt to the future UK-EU relationship, the assumptions underlying these forecasts could change, with consequent adjustments up or down. As part of the Brexit process, GSK has been engaging with Governments in both the UK and EU27, as well as Brussels institutions, to discuss our preparations, alongside our ambitions for the new UK/EU relationship. We will continue to review our plans and any potential financial impact as negotiations and regulations develop and we remain ready for all outcomes in December 2020. Over the longer term, we continue to believe that Brexit will not have a material impact on our business.

Non-financial information statement

The following aligns to the non-financial reporting requirements contained in sections 414CA and 414CB of the Companies Act 2006.

Description of the business model
How we create value	09
Social matters
Global health	31
Health security	32
Affordability and availability	33
Employees
Employee engagement	35
Diversity	35
Wellbeing and development	36
Gender pay gap	36
Living our values and expectations	37
Board diversity	36

Human rights
Human rights	38
Data and engagement	39
Third parties	39
Anti-corruption and bribery
Living our values and expectations	37
Reporting and investigating concerns	38
Anti-bribery and corruption	38
Environmental matters
Carbon, water and waste	41

Policy, due diligence and outcomes
Summary of our principal risks	44
Principal risks and uncertainties	275
Viability statement	47
Audit & Risk Committee report	96
Non-financial key performance indicators
Key performance indicators	11
Our policies
All of our public policies, codes and standards are available on gsk.com

48    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Group

financial

review

Group financial review

Reporting framework

Total and Adjusted results

The Group financial review discusses the operating and financial performance of the Group, its cash flows and financial position and our resources. The results for each year are compared primarily with the results of the preceding year.

Total results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined on page 52.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s Annual Reports, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice.

Adjusted results

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

–	amortisation of intangible assets (excluding computer software)

–	impairment of intangible assets (excluding computer software) and goodwill

–	Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board-approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million) including integration costs following material acquisitions

–	transaction-related accounting or other adjustments related to significant acquisitions

–	proceeds and costs of disposals of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items.

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items), they should not be regarded as a complete picture of the Group’s financial performance, which is presented in its Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK is undertaking a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

The Group has also initiated a two-year Separation Preparation programme to prepare GSK for separation into two new leading companies in biopharma and consumer healthcare.

From time to time, the Group divests non-core investments, products and businesses and records the profit or loss on disposal as an Adjusting item. The most notable divestment in the past five years was the disposal of the Oncology business as one element of the three-part transaction with Novartis in 2015.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and are materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items for 2018 and 2019 are set out on page 62 and for the five years to 2019 are set out on pages 266 to 268.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

50    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Group financial review continued

Reporting framework continued

Historical record of Adjusting items

The reconciliations between Total and Adjusted operating profit over the last five years can be summarised as follows:

	2019 £m	2018 £m	2017 £m	2016 £m	2015 £m

Total operating profit	6,961	5,483	4,087	2,598	10,322

Intangible asset amortisation	777	580	591	588	563

Intangible asset impairment	83	116	688	20	206

Major restructuring	1,105	809	1,056	970	1,891

Transaction-related items	345	1,977	1,599	3,919	2,238

Divestments, significant legal and other items	(299)	(220)	(119)	(424)	(9,561)

US tax reform	–	–	666	–	–

Adjusted operating profit	8,972	8,745	8,568	7,671	5,659

The analysis of the impact of transaction-related items on operating profit for each of the last five years is as follows:

	2019 £m	2018 £m	2017 £m	2016 £m	2015 £m

Novartis Consumer Healthcare Joint Venture put option	–	658	986	1,133	83

Contingent consideration on former Shionogi-ViiV Healthcare JV (including Shionogi preferential dividends)	31	1,188	556	2,162	1,874

ViiV Healthcare put options and Pfizer preferential dividends	(234)	(58)	(126)	577	–

Contingent consideration on former Novartis Vaccines business	76	58	101	69	108

Release of fair value uplift on acquired Pfizer inventory	366	–	–	–	–

Other adjustments	106	131	82	(22)	173

Transaction-related items	345	1,977	1,599	3,919	2,238

Full reconciliations between Total and Adjusted results for 2015–2019 are set out on pages 266 to 268. Further explanations on the Adjusting items for 2019 are reported on page 62.

Non-controlling interests in ViiV Healthcare

Trading profit allocations

Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change. In particular, the increasing proportion of sales of dolutegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 85% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2019. Remeasurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income.

Acquisition-related arrangements

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare.

ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/expense and within Adjusting items in the income statement in each period, and at 31 December 2019, the liability, which is discounted at 8.5%, stood at £5,103 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in 2019 were £865 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

GSK Annual Report 2019    51

Group financial review continued

Reporting framework continued

The cash payments are reflected in the cash flow statement partly in operating cash flows and partly within investing activities. The tax relief on these payments is reflected in the Group’s Adjusting items as part of the tax charge. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.

Movements in contingent consideration payable to Shionogi were as follows:

	2019 £m	2018 £m
Contingent consideration at beginning of the year	5,937	5,542

Remeasurement through income statement	31	1,188

Cash payments: operating cash flows	(767)	(703)

Cash payments: investing activities	(98)	(90)

Contingent consideration at end of the year	5,103	5,937

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 December 2019, £730 million (31 December 2018 – £815 million) is expected to be paid within one year.

Exit rights

Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Pfizer put option and, as a result, in accordance with IFRS, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Pfizer that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £1,070 million. Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group’s balance sheet.

The closing balances of the liabilities related to Pfizer’s shareholding are as follows:

	2019 £m	2018 £m
Pfizer put option	1,011	1,240

Pfizer preferential dividend	4	15

Under the original agreements, Shionogi could also have requested GSK to acquire its shareholding in ViiV Healthcare in six-month windows commencing in 2017, 2020 and 2022. GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Shionogi put option and, as a result, GSK did not recognise a liability for the put option on its balance sheet.

However, during Q1 2016, GSK notified Shionogi that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £926 million. In Q4 2016, Shionogi irrevocably agreed to waive its put option and as a result GSK de-recognised the liability for this put option on the Group’s balance sheet directly to equity. The value of the liability was £1,244 million when it was de-recognised.

GSK also has a call option over Shionogi’s shareholding in ViiV Healthcare, which under the original agreements was exercisable in six-month windows commencing in 2027, 2030 and 2032. GSK has now irrevocably agreed to waive the first two exercise windows, but the last six-month window in 2032 remains. As this call option is at fair value, it has no value for accounting purposes.

Free cash flow

Free cash flow is defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 65.

CER and AER growth

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Pro-forma growth

The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results include five months of results of the former Pfizer consumer healthcare business from 1 August 2019.

The Group has presented pro-forma growth rates at CER for turnover, Adjusted operating profit and operating profit by business taking account of this transaction. Pro-forma growth rates at CER for 2019 are calculated comparing reported results for 2019, calculated applying the exchange rates used in the comparative period, with the results for 2018, adjusted to include the equivalent five months of results of the former Pfizer consumer healthcare business, as consolidated (in US$) and included in Pfizer’s US GAAP results.

52    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Group financial review continued

Our approach to tax

We understand our responsibility to pay an appropriate amount of tax, and fully support efforts to ensure that companies are appropriately transparent about how their tax affairs are managed. Tax is an important element of the economic contribution we bring to the countries in which we operate. We do not engage in artificial tax arrangements – those without business or commercial substance. We do not seek to avoid tax by the use of ‘tax havens’ or transactions we would not fully disclose to a tax authority. We have a zero tolerance approach to tax evasion and the facilitation of tax evasion.

We have a substantial business and employment presence in many countries around the globe and we pay a significant amount of tax, including corporation and other business taxes, as well as tax associated with our employees. At the same time, we have a responsibility to our shareholders to be financially efficient and deliver a sustainable tax rate. As part of this approach we look to align our investment strategies to those countries where we already have substantial economic activity, and where government policies promote regimes which are attractive to business investment and R&D activity and are transparent in their intent and available to all relevant tax payers. Examples include the UK Patent Box and Research and Development Expenditure Credit.

Tax risk is managed through robust internal policies and processes to ensure that we have alignment across our business and compliance with tax legislation. Our Audit & Risk Committee and the Board are responsible for approving our tax policies and risk management approach. We seek to maintain open, positive relationships with governments and tax authorities worldwide and we welcome constructive debate on taxation policy.

In 2019, the Group corporate tax charge was £953 million (2018 – £754 million) on profits before tax of £6,221 million (2018 – £4,800 million) representing an effective tax rate of 15.3% (2018 – 15.7%). We made cash tax payments of £1,512 million in the year (2018 – £1,326 million). In addition to the taxes we pay on our profits, we pay duties, levies, transactional and employment taxes.

Our Adjusted tax rate for 2019 was 16.0% (2018 – 19.0%). The rate has benefitted from the settlement of open tax positions in key territories. Subject to any material changes in our product mix, or other material changes in tax regulations or laws in the countries in which we operate, the Group’s average effective Adjusted tax rate in the medium term is expected to be around 19%.

The Group’s Total tax rate of 15.3% (2018 – 15.7%) for 2019 was lower than the Adjusted tax rate as the Total tax charge includes the tax effect of fair value accounting movements on the Group’s put option liabilities to ViiV Healthcare and on hedges against shares in Hindustan Unilever Limited to be received on disposal of Horlicks and other Consumer Healthcare brands, and a re-assessment of estimates of uncertain tax positions following the settlement of a number of open issues with tax authorities.

In 2019, an ongoing public focus on the tax affairs of multinational companies has included a major project of the Organisation for Economic Co-operation and Development (OECD) on ‘Addressing the Tax Challenges of the Digitalisation of the Economy’. GSK welcomes the OECD’s efforts to identify a long-term, sustainable and consensus driven solution to the tax challenges resulting from digitalisation and has been active in providing relevant business input to assist in the successful delivery of the aims of the project. In order to create a long-lasting, stable and certain business environment for both taxpayers and Governments, a multilateral consensus-based approach, grounded in clearly defined and accepted principles, is critical and the incentive to innovate must not be diluted.

A continued focus on tax reform during 2019 has been driven by the OECD’s Base Erosion and Profit Shifting (BEPS) project and European Commission initiatives such as fiscal state aid investigations and the introduction of ‘Mandatory Disclosure’ rules. The outputs from the OECD BEPS projects clarified the important principle that tax should be paid on profits throughout the supply chain, where the profit-making activity takes place. GSK is subject to taxation throughout its supply chain.

GSK supports the BEPS proposals, in particular the implementation of the OECD’s recommendations on ‘Country by Country Reporting’, including the exchange of this data between tax authorities. This data, validated against existing information held on taxpayers, will support their ability to ensure that multinational groups pay an appropriate amount of tax.

The detailed tax implications of Brexit are dependent on the outcome of negotiations between the UK and EU, and are therefore currently unknown. We continue to work with the Government to ensure the UK retains a trading relationship with the EU that allows us to supply our products as swiftly as we do today to patients and consumers, with zero tariffs on goods, minimal customs procedures and no VAT cash flow cost on cross-border trade. The direct tax implications, in particular, are expected to be limited for GSK while the indirect tax implications may be more significant, including potential customs duty costs and additional transaction or administrative costs associated with managing import and export obligations on the movement of goods between the UK and the EU and between the UK/EU and the rest of the world. Our approach to Brexit is set out on page 48.

Our Tax Strategy is set out in detail within the Public Policy positions section of our website. Further details about our corporate tax charges for the year are set out on page 189.

GSK Annual Report 2019    53

Group financial review continued

Financial performance

Group turnover (£bn)

Total operating profit (£bn)

Adjusted operating profit (£bn)

GSK uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results and other non-IFRS measures are defined on pages 50 to 52.

The Total results of the Group are set out below.

		2019		2018		Growth
	£m	% of turnover	£m	% of turnover	£%	CER%
Turnover	33,754	100	30,821	100	10	8
Cost of sales	(11,863)	(35.1)	(10,241)	(33.2)	16	16

Selling, general and administration	(11,402)	(33.8)	(9,915)	(32.2)	15	13

Research and development	(4,568)	(13.5)	(3,893)	(12.6)	17	15

Royalty income	351	1.1	299	1.0	17	17

Other operating income/(expense)	689	1.9	(1,588)	(5.2)

Operating profit	6,961	20.6	5,483	17.8	27	23

Net finance costs	(814)		(717)

Profit on disposal of interest in associates	–		3

Share of after-tax profits of associates and joint ventures	74		31

Profit before taxation	6,221		4,800		30	25

Taxation	(953)		(754)

Profit after taxation for the year	5,268		4,046		30	26

Profit attributable to shareholders	4,645		3,623

Earnings per share (p)	93.9		73.7		27	23

Earnings per ADS (US$)	2.40		1.96

The Adjusted results for the Group are set out below.

Reconciliations between Total results and Adjusted results for 2019 and 2018 are set out on page 62.

		2019		2018		Growth
	£m	% of turnover	£m	% of turnover	£%	CER%
Turnover	33,754	100	30,821	100	10	8

Cost of sales	(10,079)	(29.9)	(9,178)	(29.8)	10	10

Selling, general and administration	(10,715)	(31.7)	(9,462)	(30.7)	13	12

Research and development	(4,339)	(12.9)	(3,735)	(12.1)	16	14

Royalty income	351	1.1	299	1.0	17	17

Adjusted operating profit	8,972	26.6	8,745	28.4	3	–

Adjusted profit attributable to shareholders	6,131		5,869		4	1

Adjusted earnings per share (p)	123.9		119.4		4	1

54    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Group financial review continued

Financial performance continued

Group turnover

Group turnover by business

	2019 £m	2018 £m	Growth £%	Growth CER%
Pharmaceuticals	17,554	17,269	2	–

Vaccines	7,157	5,894	21	19

Consumer Healthcare	8,995	7,658	17	17

Group turnover	33,706	30,821	9	8

Corporate and other unallocated turnover	48	–

	33,754	30,821	10	8

Pro-forma growth				4

Group turnover by geographic region

	2019 £m	2018 £m	Growth £%	Growth CER%
US	13,890	11,982	16	12

Europe	8,069	7,973	1	2

International	11,795	10,866	9	9

	33,754	30,821	10	8

Group turnover for the year increased 10% AER, 8% CER to £33,754 million, with growth delivered by Vaccines and Consumer Healthcare, and Pharmaceuticals flat at CER. Pro-forma turnover growth for the Group was 4% CER.

Pharmaceuticals turnover in the year was £17,554 million, up 2% AER, but flat at CER. HIV sales were up 3% AER, 1% CER, to £4,854 million and Respiratory sales were up 18% AER, 15% CER, to £3,081 million. Sales of Established Pharmaceuticals were £8,776 million, down 7% AER, 8% CER.

Vaccines turnover grew 21% AER, 19% CER to £7,157 million, primarily driven by growth in sales of Shingrix. Meningitis vaccines also contributed significantly to growth.

Pharmaceuticals and Vaccines Innovation sales (sales of products launched in the last five years) amounted to £3.8 billion in 2019, driven by sales of Shingrix, Trelegy Ellipta and Nucala.

Consumer Healthcare sales grew 17% AER, 17% CER to £8,995 million. On a pro-forma basis, sales grew 2%, driven by strong performance in the Oral health category, partly offset by a decline in Skin health.

Consumer Healthcare Innovation sales (sales of products new to market in the last three years) amounted to 12% of Consumer Healthcare sales, reflecting continued focus on Oral health innovations.

Pharmaceuticals

Turnover (£bn)

Pharmaceuticals turnover

	2019 £m	2018 (revised) £m	Growth £%	Growth CER%
Respiratory	3,081	2,612	18	15
HIV	4,854	4,722	3	1
Immuno-inflammation	613	472	30	25
Oncology	230	–	–	–
Established Pharmaceuticals	8,776	9,463	(7)	(8)

	17,554	17,269	2	–

Pharmaceuticals turnover in the year was £17,554 million, up 2% AER, but flat at CER. HIV sales were up 3% AER, 1% CER, to £4,854 million, with growth in Juluca and Dovato partly offset by declines in Triumeq and Tivicay. Respiratory sales were up 18% AER, 15% CER, to £3,081 million, on growth of Trelegy Ellipta and Nucala. Sales of Established Pharmaceuticals were £8,776 million, down 7% AER, 8% CER, including the impact of loss of exclusivity of Advair.

In the US, sales declined 1% AER, 4% CER. Continued growth of Nucala, Trelegy Ellipta and Benlysta was more than offset by the decline in Established Products including the loss of exclusivity of Advair. Excluding Advair and Relvar/Breo Ellipta, which were impacted by genericisation of the ICS/LABA market, growth was 13% AER, 9% CER. In Europe, sales grew 1% AER, 2% CER, with strong growth in Respiratory partly offset by a decline in Established Pharmaceuticals. International grew 5% AER, 4% CER, with growth in all therapy areas.

GSK Annual Report 2019    55

Group financial review continued

Financial performance continued

Respiratory

Total Respiratory sales were up 18% AER, 15% CER, with strong growth in all regions. Ellipta product sales grew 13% AER, 10% CER, with Europe up 26% AER, 27% CER and International up 29% AER, 27% CER on Trelegy and Relvar/Breo growth. Nucala was up 36% AER, 37% CER in Europe and 56% AER, 50% CER in International. In the US, Trelegy Ellipta and Nucala growth offset the decline in Relvar/Breo Ellipta on post generic ICS/LABA price pressure.

Sales of Nucala were £768 million in the year and grew 36% AER, 33% CER, with US sales of £453 million up 33% AER, 28% CER, including the impact of the new at-home use application.

Sales of Ellipta products were up 13% AER, 10% CER to £2,313 million driven by growth in Europe and International regions. In the US, sales grew 4% AER, but were flat at CER, reflecting continued competitive pricing pressures for ICS/ LABAs, post generic Advair. In Europe, sales grew 26% AER, 27% CER, and in International by 29% AER, 27% CER. Sales of Trelegy Ellipta contributed £518 million globally in the year, driven by an increase in US market share.

Relvar/Breo Ellipta sales were down 11% AER, 13% CER, driven by the US, where Relvar/Breo Ellipta declined 34% AER, 37% CER as a result of competitive pricing pressures and the impact of generic Advair on the US ICS/LABA market. In Europe and International, Relvar/Breo Ellipta continued to grow, up 11% AER, 12% CER in Europe, and 21% AER, 19% CER in International.

HIV

HIV sales grew 3% AER, 1% CER to £4,854 million in the year. The dolutegravir franchise grew 5% AER, 2% CER, delivering sales of £4,633 million. The remaining portfolio, £221 million and 5% of total HIV sales, declined 27% AER, 27% CER and reduced the overall HIV growth by two percentage points at AER and one percentage point at CER.

Sales of dolutegravir products were £4,633 million, with Triumeq and Tivicay delivering sales of £2,549 million and £1,662 million, respectively. The two-drug regimens, Juluca and Dovato, delivered sales of £422 million in the year with combined growth more than offsetting the decline in the three-drug regimen, Triumeq, which reflected the impact of competition as well as the transition of the business to the new portfolio.

In the US, following the launch of Dovato in April 2019, combined sales of the two-drug regimens were £350 million. Total dolutegravir sales grew 4% AER but were flat at CER, reflecting a year-on-year share decline as the business transitions to the new two-drug portfolio, offset by a net price benefit. In Europe, total dolutegravir sales were flat at AER and flat at CER, with strong growth in market share offsetting price erosion and higher clawback payments. Dovato and Juluca reported combined sales of £65 million. International grew strongly with total dolutegravir sales growth of 22% AER, 22% CER, driven by Tivicay and Triumeq.

Oncology

Sales of Zejula, were £229 million in the period from the date of acquisition, comprising £134 million in the US and £95 million in Europe.

Immuno-inflammation

Sales of Benlysta in the year were up 30% AER, 25% CER to £613 million, including sales of the sub-cutaneous formulation of £268 million. In the US, Benlysta grew 27% AER, 23% CER to £535 million.

Established Pharmaceuticals

Sales of Established Pharmaceuticals in the year were £8,776 million, down 7% AER, 8% CER.

Established Respiratory products declined 10% AER, 11% CER to £3,900 million, with the decline in Advair/Seretide partly offset by higher sales of Ventolin, Flovent and allergy products. In the US, a generic version of Advair was launched in February, resulting in a 54% AER, 56% CER decline in the year. In Europe, Seretide sales were down 16% AER, 16% CER to £502 million, reflecting continued competition from generic products and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide were flat at AER but down 1% CER. Globally, Ventolin grew by 27% AER, 25% CER, driven by the strong uptake of an authorised generic version in the US.

The remainder of the Established Pharmaceuticals portfolio declined 5% AER, 6% CER to £4,876 million, including Lamictal down 8% AER, 10% CER to £566 million on generic competition and lower sales of Viread in International. These declines were partly offset by Augmentin, up 6% AER, 6% CER to £602 million in the year, driven by strong growth in International.

56    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Group financial review continued

Financial performance continued

Vaccines

Turnover (£bn)

Vaccines turnover

	2019 £m	2018 £m	Growth £%	Growth CER%
Meningitis	1,018	881	16	15

Influenza	541	523	3	1

Shingles	1,810	784	>100	>100

Established Vaccines	3,788	3,706	2	1
	7,157	5,894	21	19

Vaccines turnover grew 21% AER, 19% CER to £7,157 million, primarily driven by growth in sales of Shingrix. Meningitis vaccines also contributed to growth mainly due to Bexsero demand and share gains in the US together with stronger demand in International. Established Vaccines grew 2% AER, 1% CER to £3,788 million, primarily reflecting strong growth in Boostrix, Hepatitis vaccines, Synflorix and Infanrix/Pediarix, partly offset by lower Cervarix sales in International and supply constraints in MMRV vaccines.

Meningitis

Meningitis sales grew 16% AER, 15% CER to £1,018 million. Bexsero sales grew 16% AER, 16% CER to £679 million, driven by demand and share gains in the US together with stronger demand in International and Europe, partly offset by the completion of the vaccination of catch-up cohorts in certain markets in Europe. Menveo grew 15% AER, 13% CER, primarily reflecting improved supply and higher demand in International.

Influenza

Fluarix/FluLaval sales were up 3% AER, 1% CER to £541 million, reflecting strong sales execution in the US, partly offset by increased price competition in the US and lower demand in Europe.

Shingles

Shingrix recorded sales of £1,810 million, primarily driven by continued strong uptake and the favourable benefit of prior-period rebate adjustments in the US. Germany and Canada also contributed to growth.

Established Vaccines

Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) grew 10% AER, 8% CER. Infanrix/Pediarix sales grew 8% AER, 6% CER to £733 million, reflecting favourable year-on-year US CDC stockpile movements and stronger demand in International, partly offset by competitive pressures in Europe. Boostrix sales were up 13% AER, 11% CER to £584 million mainly due to strong demand in International together with share gains and higher demand in the US.

Hepatitis vaccines grew 8% AER, 6% CER to £874 million, primarily due to favourable year-on-year CDC stockpile movements and the continued benefit from a competitor supply shortage in the US, partly offset by supply constraints and lower demand in Europe.

Synflorix sales grew 10% AER, 11% CER to £468 million, primarily due to stronger demand in International.

Rotarix sales were up 7% AER, 6% CER to £558 million, reflecting stronger demand in International and the US together with favourable phasing in International.

MMRV vaccines sales declined 24% AER, 23% CER to £232 million, largely driven by supply constraints in Europe and International.

Cervarix sales were down 64% AER, 64% CER to £50 million, reflecting lower demand and expected returns due to competitive pressure in China, together with lower demand elsewhere in International.

GSK Annual Report 2019    57

Group financial review continued

Financial performance continued

Consumer Healthcare

Turnover (£bn)

Consumer Healthcare turnover

	2019 £m	2018 £m	Growth £%	Growth CER%
Wellness	4,526	3,940	15	14

Oral health	2,673	2,496	7	7

Nutrition	1,176	643	83	81

Skin health	620	579	7	7
	8,995	7,658	17	17

	2019 £m	2018 £m	Growth £%	Growth CER%
US	2,583	1,828	41	36

Europe	2,456	2,340	5	6

International	3,956	3,490	13	14
	8,995	7,658	17	17
Pro-forma growth				2

Consumer Healthcare sales grew 17% AER, 17% CER in 2019 to £8,995 million. On a pro-forma basis, sales grew 2%, driven by strong performance in the Oral health category, partly offset by a decline in Skin health. At a regional level, growth was driven by the US and International following the acquisition of the Pfizer portfolio, while on a pro-forma basis growth was driven primarily by the International region with strong performance in India and China.

Divestments and the phasing out of low-margin contract manufacturing had a negative impact on pro-forma growth of approximately one percentage point.

Sales of the Consumer Healthcare business included five months of Pfizer brand sales arising after the creation of the joint venture. The Pfizer brands have been included in the existing categories and geographic regions used to report Consumer Healthcare sales. GSK expects to revise this category structure for reporting from Q1 2020 onwards.

Wellness

Wellness sales grew 15% AER, 14% CER to £4,526 million for the year. On a pro-forma basis, sales were flat, with growth in Pain relief offset by a decline in Respiratory and the phasing out of low-margin contract manufacturing. Pain relief benefited from continued strong performance of Panadol and Advil with the latter reflecting ongoing recovery from now resolved supply issues. Voltaren saw weaker performance and was also impacted by retail stock movements. Respiratory sales declined as growth in Flonase was more than offset by weaker performance in Theraflu, following a strong cold and flu comparator in 2018. Growth was also impacted by a decline in other Respiratory brands.

Oral health

Oral health sales grew 7% AER, 7% CER to £2,673 million. Sensodyne saw double-digit, broad-based growth, with strong performance in the US and India benefiting from new product innovations. Gum health grew in double digits with broad-based growth, while Denture care grew in mid-single digits. Oral health growth was also impacted by a decline in sales of non-strategic brands.

Nutrition

Nutrition sales grew 83% AER, 81% CER to £1,176 million, largely due to the inclusion of the Pfizer vitamins, minerals and supplements portfolio. On a pro-forma basis, sales were flat, reflecting the strong performance of Horlicks, offset by declines in other Nutrition products due to the alignment of in-market inventory levels of some Pfizer brands. Growth was also impacted by the divestment of Horlicks and Maxinutrition in the UK.

Skin health

Skin health sales grew 7% AER, 7% CER to £620 million, largely due to the addition of ChapStick from the Pfizer portfolio. On a pro-forma basis, sales declined in mid-single digits, largely due to divestments of small tail brands in the US and UK.

58    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Group financial review continued

Financial performance continued

Cost of sales

	2019	2018	Growth	Growth
	£m	£m	£%	CER%
Total cost of sales	(11,863)	(10,241)	16	16

Adjusted cost of sales	(10,079)	(9,178)	10	10

Total cost of sales as a percentage of turnover was 35.1%, 1.9 percentage points higher at AER and 2.4 percentage points higher in CER terms compared with 2018. This reflected an increase in the costs of Major restructuring programmes, primarily as a result of write-downs in a number of manufacturing sites, the unwind of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer and increased amortisation of intangible assets.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.9%, 0.1 percentage points higher at AER and 0.5 percentage points higher at CER compared with 2018. On a pro-forma basis, Adjusted cost of sales as a percentage of turnover was 29.9%, 0.3 percentage points higher at CER, than in 2018. This reflected continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, an unfavourable product mix in Pharmaceuticals and a number of non-restructuring related write-downs in manufacturing sites. This was partly offset by a more favourable product mix in Vaccines, primarily due to growth of Shingrix in the US, a favourable impact of inventory adjustments in Vaccines and a further contribution from integration and restructuring savings in Pharmaceuticals and Consumer Healthcare.

Selling, general and administration

	2019	2018	Growth	Growth
	£m	£m	£%	CER%
Total selling, general and administration	(11,402)	(9,915)	15	13

Adjusted selling, general and administration	(10,715)	(9,462)	13	12

Total SG&A costs as a percentage of turnover were 33.8%, 1.6 percentage points higher at AER and 1.6 percentage points higher at CER compared with 2018. This included increased significant legal charges arising from the settlement of existing matters and provisions for ongoing litigation, costs related to the acquisition of the Pfizer consumer healthcare business and a reversal of an indemnity receivable from Novartis following a tax settlement, with an equivalent release of a tax provision which was reflected in the tax charge, as well as increased restructuring costs.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 31.7%, 1.0 percentage point higher at AER than in 2018 and 1.0 percentage point higher on a CER basis. On a pro-forma basis, Adjusted SG&A costs as a percentage of turnover was 31.7%, 0.8 percentage points higher at CER, compared with 2018.

The growth in Adjusted SG&A costs of 13% AER, 12% CER and 7% CER on a pro-forma basis reflected increased investment resulting from the acquisition of Tesaro and in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV, as well as increased costs for a number of legal settlements.

This was partly offset by the continuing benefit of restructuring in Pharmaceuticals and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Research and development

	2019	2018	Growth	Growth
	£m	£m	£%	CER%
Total research and development	(4,568)	(3,893)	17	15

Adjusted research and development	(4,339)	(3,735)	16	14

Total R&D expenditure was £4,568 million, 13.5% of turnover, up 17% AER, 15% CER. Adjusted R&D expenditure was £4,339 million, 12.9% of turnover, 16% higher at AER, 14% higher at CER than in 2018. On a pro-forma basis, Adjusted R&D expenditure grew 13% CER compared with 2018.

Pharmaceuticals R&D expenditure was £3,348 million, up 19% AER, 16% CER, with a significant increase in study and clinical trial material investment in Oncology compared with 2018. This reflected the progression of assets from the Tesaro acquisition, primarily Zejula and dostarlimab, and a number of other programmes, including belantamab mafodotin, NY-ESO, ICOS and bintrafusp alfa, as well as increased spending on the progression of key non-Oncology assets, such as aGM-CSF for rheumatoid arthritis. This was partly offset by savings from the early phase portfolio reprioritisation in late 2018. R&D expenditure in Vaccines and Consumer Healthcare was £718 million and £273 million, respectively.

Royalty income

Royalty income was £351 million (2018 – £299 million), up 17% AER, 17% CER, primarily reflecting increased royalties on sales of Gardasil.

Other operating income/(expense)

Net other operating income of £689 million (2018 – £1,588 million expense) primarily reflected the profit on disposal of rabies and tick-borne encephalitis vaccines (£306 million) and a number of other asset disposals, together with an increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands. The cumulative increase in value since the signing of the proposed transaction was £240 million.

Other income also included accounting credits of £127 million (2018 – £1,846 million expense) arising from the remeasurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a remeasurement charge of £31 million (2018 – £1,188 million) for the contingent consideration liability due to Shionogi, primarily arising from the unwind of the discounting, partly offset by changes in exchange rate assumptions and sales forecasts. 2018 also included a remeasurement charge of £658 million in relation to the Consumer Healthcare put option.

GSK Annual Report 2019    59

Group financial review continued

Financial performance continued

Operating profit

Total operating profit was £6,961 million in 2019 compared with £5,483 million in 2018. Reduced remeasurement charges on the contingent consideration liabilities, no Consumer Healthcare put option charge, increased profits on disposals and an increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands were partly offset by increased charges for Major restructuring, primarily arising from write-downs in a number of manufacturing sites and costs to integrate the Consumer Healthcare Joint Venture, and increased significant legal charges.

Excluding these and other Adjusting items, Adjusted operating profit was £8,972 million, 3% higher than 2018 at AER but flat at CER on a turnover increase of 8% CER. The Adjusted operating margin of 26.6% was 1.8 percentage points lower at AER, and 2.1 percentage points lower on a CER basis than in 2018. On a pro-forma basis, Adjusted operating profit was 3% lower at CER on a turnover increase of 4% CER. The Adjusted pro-forma operating margin of 26.6% was 1.9 percentage points lower on a CER basis than in 2018.

The reduction in pro-forma Adjusted operating profit primarily reflected continuing price pressure, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, investment in R&D including a significant increase in Oncology investment, partly on the assets from the Tesaro acquisition, and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory. This was partly offset by the benefit from sales growth, particularly in Vaccines, a more favourable mix in Vaccines and Consumer Healthcare, favourable inventory adjustments in Vaccines and the continued benefit of restructuring with tight control of ongoing costs across all three businesses.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2019 amounted to £893 million (2018 – £1,137 million), including payments to Shionogi of £865 million (2018 – £793 million).

Operating profit by business

Pharmaceuticals operating profit was £4,595 million, down 20% AER, 22% CER with turnover flat at CER. The operating margin of 26.2% was 7.1 percentage points lower at AER than in 2018 and 7.2 percentage points lower on a CER basis. This primarily reflected the increase in cost of sales percentage due to the continued impact of lower prices, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, an unfavourable product mix, primarily as a result of the decline in Advair and growth in lower margin products, a significant increase in Oncology R&D and investment in new product support and targeted priority markets, together with a number of non-restructuring related write-downs in manufacturing sites and higher legal costs.

This was partly offset by the continued benefit of restructuring and tight control of ongoing costs and the benefits of re-prioritisation of the R&D portfolio.

Vaccines operating profit was £2,966 million, 53% AER, 46% CER higher than in 2018 on a turnover increase of 19% CER. The operating margin of 41.4% was 8.5 percentage points higher at AER than in 2018 and 7.3 percentage points higher on a CER basis. This was primarily driven by enhanced operating leverage from strong sales growth, particularly Shingrix in the US, improved product mix and higher royalty income. Increased SG&A investment to support business growth was partly offset by income from one-off settlements.

Consumer Healthcare operating profit was £1,874 million, up 24% AER, 22% CER higher on a turnover increase of 17% CER. On a pro-forma basis, operating profit was £1,874 million, 4% CER higher on a turnover increase of 2% CER. The operating margin of 20.8% was 1.0 percentage point higher at AER and 0.9 percentage points higher on a CER basis than in 2018. The pro-forma operating margin of 20.8% was 0.5 percentage points higher on a CER basis. This primarily reflected continued manufacturing restructuring savings, improved growth from higher margin power brands and the divestment of lower margin tail products, as well as tight control of other operating expenses, partly offset by increased investment in promotion.

Net finance costs

Finance income	2019 £m	2018 (revised) £m
Interest and other income	79	74

Fair value movements	19	7
	98	81

Finance expense
Interest expense	(840)	(715)

Unwinding of discounts on provisions	(8)	(15)

Remeasurements and fair value movements	(1)	3

Finance expense on lease liabilities	(39)	(2)

Other finance expense	(24)	(69)
	(912)	(798)

Total net finance costs were £814 million compared with £717 million in 2018. Adjusted net finance costs were £810 million compared with £698 million in 2018. The increase primarily reflected higher debt levels following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018 and the acquisition of Tesaro in January 2019, as well as an adverse comparison with a one-off accounting adjustment of £20 million to amortisation of interest charges in 2018. This was partly offset by the benefit from older bonds being refinanced at lower interest rates, a fair value gain on interest rate swaps and interest of £23 million in Q3 2018 on an historic tax settlement. Following the introduction of IFRS 16, ‘Leases’, finance costs included an unwind of the discount on the lease liability of £39 million in the year.

60    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Group financial review continued

Financial performance continued

Share of after-tax profits of associates and joint ventures

The share of after-tax profits of associates was £74 million (2018 – £31 million). This included a one-off adjustment of £51 million to reflect GSK’s share of increased after-tax profits of Innoviva primarily as a result of a non-recurring income tax benefit.

Profit before tax

Taking account of net finance costs and the share of profits of associates, profit before taxation was £6,221 million compared with £4,800 million in 2018.

Taxation

	2019 £m	2018 £m
UK current year charge	149	234

Rest of world current year charge	1,407	1,426

Charge in respect of prior periods	(420)	(492)
Total current taxation	1,136	1,168

Total deferred taxation	(183)	(414)
Taxation on total profits	953	754

The charge of £953 million represented an effective tax rate on Total results of 15.3% (2018 – 15.7%) and reflected the different tax effects of the various Adjusting items. Tax on Adjusted profit amounted to £1,318 million and represented an effective Adjusted tax rate of 16.0% (2018 – 19.0%), reflecting the impact of the settlement of a number of open issues with tax authorities.

Issues related to taxation are described in Note 14, to the financial statements ‘Taxation’. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests

The allocation of Total earnings to non-controlling interests amounted to £623 million (2018 – £423 million). The increase was primarily due to an increased allocation of ViiV Healthcare profits of £482 million (2018 – £251 million) and higher net profits in some of the Group’s other entities with non-controlling interests. This was partly offset by the lower allocation of Consumer Healthcare profits of £70 million (2018 – £117 million) following the buyout of Novartis’ interest in June 2018 and the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019, and which included the unwind of the fair value uplift on acquired inventory.

The allocation of Adjusted earnings to non-controlling interests amounted to £787 million (2018 – £674 million). The increase in allocation reflected an increased allocation of Consumer Healthcare profits of £204 million (2018 – £118 million), an increased allocation of ViiV Healthcare profits of £512 million (2018 – £501 million) and higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share

Total earnings per share was 93.9p, compared with 73.7p in 2018. The increase in earnings per share primarily reflected reduced remeasurement charges on the contingent consideration liabilities and put options, an increase in the value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, a reduced effective tax rate and the increased share of after-tax profit of the associate Innoviva.

Adjusted EPS of 123.9p compared with 119.4p in 2018, up 4% AER, 1% CER, with Adjusted operating profit flat at CER. The improvement primarily resulted from a reduced effective tax rate and an increased share of after-tax profits of associates as a result of a non-recurring income tax benefit in Innoviva, partly offset by increased net finance costs and a higher non-controlling interest allocation of Consumer Healthcare profits.

Dividends

The Board declared four interim dividends resulting in a total dividend for the year of 80 pence, in line with the dividend declared for 2018. See Note 16 to the financial statements, ‘Dividends’.

Dividend policy

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board intends to maintain the dividend for 2020 at the current level of 80p per share, subject to any material change in the external environment or performance expectations. Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25 - 1.50x, before returning the dividend to growth.

Outlook

Our outlook for 2020 reflects our expectations for growth in key new products, and the start of a two-year period in which we will continue to increase investment in these products and in our R&D pipeline, alongside implementation of our new programme which will prepare the Group for separation.

In 2020 we expect Adjusted EPS to decline in the range of -1% to -4% at CER. This guidance excludes any impact in 2020 from any further material divestments beyond those previously announced and any potential impact on our business from the coronavirus outbreak.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Cautionary statement regarding forward-looking statements’ and ‘Assumptions related to 2016-2020 outlook’ on the inside back cover.

GSK Annual Report 2019    61

Group financial review continued

Adjusting items

Adjusted results reconciliation 31 December 2019	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
Turnover	33,754						33,754

Cost of sales	(11,863)	713	30	658	383	–	(10,079)
Gross profit	21,891	713	30	658	383	–	23,675

Selling, general and administration	(11,402)		4	332	104	247	(10,715)

Research and development	(4,568)	64	49	114		2	(4,339)

Royalty income	351						351

Other operating (expense)/income	689			1	(142)	(548)	–
Operating profit	6,961	777	83	1,105	345	(299)	8,972

Net finance costs	(814)			5		(1)	(810)

Share of after-tax profits of associates and joint ventures	74						74
Profit before taxation	6,221	777	83	1,110	345	(300)	8,236

Taxation	(953)	(156)	(17)	(208)	(124)	140	(1,318)

Tax rate	15.3%						16.0%
Profit after taxation	5,268	621	66	902	221	(160)	6,918

Profit attributable to non-controlling interests	623				164		787

Profit attributable to shareholders	4,645	621	66	902	57	(160)	6,131

Earnings per share	93.9p	12.6p	1.3p	18.2p	1.2p	(3.3)p	123.9p

Weighted average number of shares (millions)	4,947						4,947

Adjusted results reconciliation 31 December 2018	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
Turnover	30,821						30,821

Cost of sales	(10,241)	536	69	443	15	–	(9,178)
Gross profit	20,580	536	69	443	15	–	21,643

Selling, general and administration	(9,915)		2	315	98	38	(9,462)

Research and development	(3,893)	44	45	49		20	(3,735)

Royalty income	299						299

Other operating (expense)/income	(1,588)			2	1,864	(278)	–
Operating profit	5,483	580	116	809	1,977	(220)	8,745

Net finance costs	(717)			4	(3)	18	(698)

Profit on disposal of associates	3					(3)	–

Share of after-tax profits of associates and joint ventures	31						31
Profit before taxation	4,800	580	116	813	1,974	(205)	8,078

Taxation	(754)	(109)	(19)	(170)	(239)	(244)	(1,535)

Tax rate	15.7%						19.0%
Profit after taxation	4,046	471	97	643	1,735	(449)	6,543

Profit attributable to non-controlling interests	423				251		674

Profit attributable to shareholders	3,623	471	97	643	1,484	(449)	5,869

Earnings per share	73.7p	9.6p	2.0p	13.1p	30.2p	(9.2)p	119.4p

Weighted average number of shares (millions)	4,914						4,914

62    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Group financial review continued

Adjusting items continued

Major restructuring and integration

Within the Pharmaceuticals sector, the highly-regulated manufacturing operations and supply chains and long life-cycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites, are likely to take several years to complete.

Major restructuring costs are those related to specific Board-approved Major restructuring programmes and are excluded from Adjusted results. Major restructuring programmes, including integration costs following material acquisitions, are those that are structural and are of a significant scale where the costs of individual or related projects exceed £25 million. Other ordinary course smaller-scale restructuring costs are retained within Total and Adjusted results.

Total Major restructuring charges incurred in 2019 were £1,105 million (2018 – £809 million), analysed as follows:

			2019			2018

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m
2018 major restructuring programme (incl. Tesaro)	227	572	799	279	90	369

Consumer Healthcare Joint Venture integration programme	248	4	252	–	–	–

Combined restructuring and integration programme	10	44	54	330	110	440
	485	620	1,105	609	200	809

Cash charges primarily arose from restructuring of the manufacturing organisation, R&D and some administrative functions as well as the integration of Tesaro under the 2018 major restructuring programme and integration costs under the Consumer Healthcare Joint Venture integration programme. Non-cash charges under the 2018 major restructuring programme primarily related to announced plans to restructure the manufacturing network.

Total cash payments made in 2019 were £645 million, £316 million for the existing Combined restructuring and integration programme (2018 – £528 million) and £164 million (2018 – £9 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and a further £165 million relating to the Consumer Healthcare Joint Venture integration programme.

The analysis of major restructuring charges by business was as follows:

	2019 £m	2018 £m
Pharmaceuticals	651	563

Vaccines	58	104

Consumer Healthcare	321	72
	1,030	739

Corporate and central functions	75	70
Total Major restructuring charges	1,105	809

The analysis of Major restructuring charges by Income statement line was as follows:

	2019 £m	2018 £m
Cost of sales	658	443

Selling, general and administration	332	315

Research and development	114	49

Other operating income/(expense)	1	2
Total Major restructuring charges	1,105	809

The Combined restructuring and integration programme delivered incremental annual cost savings in the year of £0.3 billion. The 2018 major restructuring programme delivered incremental cost savings in the year of £0.2 billion.

Total cash charges for the Combined restructuring and integration programme are now expected to be approximately £4.0 billion with non-cash charges of £1.4 billion. The total of £5.4 billion represents a reduction of £0.3 billion from the originally approved £5.7 billion. The programme has now delivered approximately £4.2 billion of annual savings, including an estimated currency benefit of £0.2 billion. The programme is expected to deliver by the end of 2020 total annual savings of £4.3 billion on a constant currency basis, including an estimated benefit of £0.2 billion from currency on the basis of 2019 average exchange rates. The programme is substantially complete and therefore GSK will cease external reporting of total costs and benefits of the Combined restructuring and integration programme from 2020 onwards.

The Group acquired Tesaro in January 2019, and is expected to incur around £50 million of integration and restructuring cash costs, leading to annual cost-saving benefits of around £50 million. This has been added to and reported as part of the existing 2018 major restructuring programme.

The 2018 major restructuring programme, now including Tesaro, is expected to cost £1.75 billion over the period to 2021, with cash costs of £0.85 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £450 million by 2021 (at 2019 rates). These savings are intended to be fully re-invested to help fund targeted increases in R&D and commercial support of new products.

The completion of the new Consumer Healthcare Joint Venture with Pfizer is expected to realise substantial cost synergies, generating total annual cost savings of £0.5 billion by 2022 for expected cash costs of £0.7 billion and non-cash charges of £0.3 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

The Group has initiated a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in Consumer Healthcare.

GSK Annual Report 2019    63

Group financial review continued

Adjusting items continued

The programme aims to:

–	drive a common approach to R&D with improved capital allocation

–	align and improve the capabilities and efficiency of global support functions to support New GSK

–	further optimise the supply chain and product portfolio, including the divestment of non-core assets. A strategic review of prescription dermatology is underway

–	prepare Consumer Healthcare to operate as a standalone company

The programme will target delivery of £0.7 billion of annual savings by 2022 and £0.8 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of anticipated divestments are largely expected to cover the cash costs of the programme. Additional one-time costs to prepare Consumer Healthcare for separation are estimated at £600-700 million, excluding transaction costs.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £345 million (2018 – £1,977 million). This included a net £127 million accounting credit for the remeasurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2019 £m	2018 £m
Consumer Healthcare Joint Venture put option	–	658

Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	31	1,188

ViiV Healthcare put options and Pfizer preferential dividends	(234)	(58)

Contingent consideration on former Novartis Vaccines business	76	58

Release of fair value uplift on acquired Pfizer inventory	366	–

Other adjustments	106	131
Total transaction-related charges	345	1,977

The £31 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of a £435 million unwind of the discount, partly offset by updated exchange rate assumptions and adjustments to sales forecasts. The £234 million credit relating to the ViiV Healthcare put options and Pfizer preferential dividends represented a reduction in the valuation of the put option as a result of adjustments to multiples and sales forecasts as well as updated exchange rate assumptions.

Other adjustments included transaction costs arising on completion of the Consumer Healthcare Joint Venture with Pfizer, as well as a reversal of an indemnity receivable from Novartis following a tax settlement, with an equivalent release of a tax provision. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 51.

Divestments, significant legal charges and other items

Divestments and other items included a profit on disposal of rabies and tick-borne encephalitis vaccines (£306 million), a gain in the year of £143 million arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, as well as equity investment impairments and certain other Adjusting items together with the profit on a number of asset disposals. A charge of £251 million (2018 – £33 million) for significant legal matters included the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £294 million (2018 – £39 million).

Pro-forma growth reconciliations

The tables below set out reconciliations between reported CER growth rates and pro-forma CER growth rates and between reported margin percentages and pro-forma margin percentages.

	Reported growth rate CER%	Adjustment to include August to December 2018 results of Pfizer consumer healthcare business	Pro-forma growth rate CER%
Group

Turnover	8	(4)	4

Adjusted cost of sales	10	(5)	5

Adjusted selling, general and administration	12	(5)	7

Adjusted research and development	14	(1)	13

Adjusted operating profit	–	(3)	(3)
Consumer Healthcare

Turnover	17	(15)	2

Wellness sales	14	(14)	–

Nutrition sales	81	(81)	–

Skin health sales	7	(12)	(5)

Operating profit	22	(18)	4

The 2018 pro-forma financial information used as the basis for the pro-forma growth rates has been calculated as follows:

	GSK reported results 2018 £bn	August to December 2018 results of Pfizer consumer healthcare business £bn	Pro-forma results 2018 £bn
Group

Turnover	30.8	1.2	32.0

Adjusted cost of sales	(9.2)	(0.4)	(9.6)

Adjusted selling, general and administration	(9.5)	(0.4)	(9.9)

Adjusted research and development	(3.7)	(0.1)	(3.8)

Adjusted operating profit	8.7	0.3	9.0
Consumer Healthcare

Turnover	7.7	1.1	8.8

Wellness sales	4.0	0.5	4.5

Nutrition sales	0.6	0.5	1.1

Skin health sales	0.6	0.1	0.7

Operating profit	1.5	0.3	1.8

64    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Group financial review continued

Cash generation and conversion

A summary of the consolidated cash flow statement is set out below.

	2019 £m	2018 £m
Net cash inflow from operating activities	8,020	8,421

Net cash outflow from investing activities	(5,354)	(1,553)

Net cash outflow from financing activities	(1,840)	(6,389)
Increase/(decrease) in cash and bank overdrafts	826	479

Cash and bank overdrafts at beginning of year	4,087	3,600

Increase in cash and bank overdrafts	826	479

Exchange adjustments	(82)	8
Cash and bank overdrafts at end of year	4,831	4,087

Cash and bank overdrafts at end of year comprise:

Cash and cash equivalents	4,707	3,874

Cash and cash equivalents reported in assets held for sale	507	485

Overdrafts	(383)	(272)
	4,831	4,087

Capital expenditure and financial investment

Cash payments for tangible and intangible fixed assets amounted to £2,163 million (2018 – £1,796 million) and disposals realised £603 million (2018 – £453 million). Cash payments to acquire equity investments amounted to £258 million (2018 – £309 million), primarily relating to Lyell Immunopharma, and sales of equity investments realised £69 million (2018 – £151 million).

Free cash flow

Free cash flow is the amount of cash generated by the Group after meeting our obligations for contingent consideration, interest, tax and dividends paid to non-controlling interests, and after capital expenditure on property, plant and equipment and intangible assets.

	2019 £m	2018 £m
Free cash inflow	5,073	5,692

The reduction in free cash flow primarily reflected the adverse timing of payments for returns and rebates, as well as the initial step-down impact from US Advair generic competition, increased capital expenditure including the acquisition of intangible assets, higher restructuring payments and higher significant legal costs. This was partly offset by improved operating profits including currency benefits, a reduction in inventory and a lower increase in trade receivables, lower contingent consideration payments compared with 2018, which included a milestone payment to Novartis, lower dividend payments to non-controlling interests and the reclassification of lease payments from operating to financing activities following the transition to IFRS 16.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the year were £865 million (2018 – £793 million), of which £767 million was recognised in cash flows from operating activities and £98 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Reconciliation of net cash inflow from operating activities to free cash flow

A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure to free cash flow, is shown below.

	2019 £m	2018 £m
Net cash inflow from operating activities	8,020	8,421

Purchase of property, plant and equipment	(1,265)	(1,344)

Purchase of intangible assets	(898)	(452)

Proceeds from sale of property, plant and equipment	95	168

Proceeds from disposal of intangible assets	404	256

Interest paid	(895)	(766)

Interest received	82	72

Dividends from associates and joint ventures	7	39

Contingent consideration paid (reported in investing activities)	(113)	(153)

Contribution from non-controlling interests	–	21

Distributions to non-controlling interests	(364)	(570)
Free cash flow	5,073	5,692

Future cash flow

Over the long term, we expect that future cash generated from operations will be sufficient to fund our operating and debt servicing costs, normal levels of capital expenditure, obligations under existing licensing agreements, expenditure arising from restructuring programmes and other routine outflows including tax, pension contributions and dividends, subject to the ‘Principal risks and uncertainties’ discussed on pages 275 to 287. We may from time to time have additional demands for finance, such as for acquisitions, including potentially acquiring increased ownership interests in the ViiV Healthcare business where minority shareholders hold put options. We have access to multiple sources of liquidity from short and long-term capital markets and financial institutions for such needs, in addition to the cash flow from operations.

Investment appraisal and capital allocation

We have a strong framework for capital allocation, including a board to govern the allocation of capital between our businesses. We utilise a consistent cash return on invested capital (CROIC) methodology to prioritise investment across the Group as a whole, so that we can more effectively compare the returns from each of the businesses as we allocate capital between them. We also consider the impact on EPS and our credit profile where relevant.

GSK Annual Report 2019    65

Group financial review continued

Financial position and resources

	2019 £m	2018 £m
Assets

Non-current assets

Property, plant and equipment	10,348	11,058

Right of use assets	966	–

Goodwill	10,562	5,789

Other intangible assets	30,955	17,202

Investments in associates and joint ventures	314	236

Other investments	1,837	1,322

Deferred tax assets	4,096	3,887

Derivative financial instruments	103	69

Other non-current assets	1,020	1,576
Total non-current assets	60,201	41,139

Current assets

Inventories	5,947	5,476

Current tax recoverable	262	229

Trade and other receivables	7,202	6,423

Derivative financial instruments	421	188

Liquid investments	79	84

Cash and cash equivalents	4,707	3,874

Assets held for sale	873	653

Total current assets	19,491	16,927
Total assets	79,692	58,066

Liabilities

Current liabilities

Short-term borrowings	(6,918)	(5,793)

Contingent consideration liabilities	(755)	(837)

Trade and other payables	(14,939)	(14,037)

Derivative financial instruments	(188)	(127)

Current tax payable	(629)	(965)

Short-term provisions	(621)	(732)
Total current liabilities	(24,050)	(22,491)

Non-current liabilities

Long-term borrowings	(23,590)	(20,271)

Corporation tax payable	(189)	(272)

Deferred tax liabilities	(3,810)	(1,156)

Pensions and other post-employment benefits	(3,457)	(3,125)

Other provisions	(670)	(691)

Derivative financial instruments	(1)	(1)

Contingent consideration liabilities	(4,724)	(5,449)

Other non-current liabilities	(844)	(938)
Total non-current liabilities	(37,285)	(31,903)

Total liabilities	(61,335)	(54,394)
Net assets	18,357	3,672

Total equity	18,357	3,672

Acquisition of Pfizer consumer healthcare business

As the acquisition of the Pfizer consumer healthcare business was a non-cash transaction, it resulted in an increase in net assets of £15.0 billion, including intangible assets of £12.4 billion and goodwill of £3.9 billion. This reflected the recognition of Pfizer’s non-controlling interest in the Consumer Healthcare Joint Venture of £6.9 billion and a gain in retained earnings of £8.1 billion representing the difference between fair value and book value of the 32% of GSK’s Consumer Healthcare business transferred to Pfizer.

Property, plant and equipment

Our business is science-based, technology-intensive and highly regulated by governmental authorities. We allocate significant financial resources to the renewal and maintenance of our property, plant and equipment to minimise risks of interruption to production and to ensure compliance with regulatory standards. A number of our processes use hazardous materials.

The total cost of our property, plant and equipment at 31 December 2019 was £21,599 million, with a net book value of £10,348 million. Of this, land and buildings represented £4,037 million, plant and equipment £4,425 million and assets in construction £1,886 million. In 2019, we invested £1,640 million in new property, plant and equipment. This was mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites to support new product development and launches as well as to improve the efficiency of existing supply chains. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2019, we had contractual commitments for future capital expenditure of £413 million. We believe that our property and plant facilities are adequate for our current needs.

We observe stringent procedures and use specialist skills to manage environmental risks from our activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Environment’ on page 41 and in Note 46 to the financial statements, ‘Legal proceedings’.

Right of use assets

Right of use assets amounted to £966 million at 31 December 2019 compared with £1,071 million on 1 January 2019, following the implementation of IFRS 16. The decrease in the year reflected the impact of depreciation and disposals of £214 million and £64 million respectively, partly offset by additions, including from business combinations, of £211 million.

Goodwill

Goodwill increased to £10,562 million at 31 December 2019, from £5,789 million, primarily reflecting additions of £3,854 million arising from the acquisition of the Pfizer consumer healthcare business and £1,169 million from the acquisition of Tesaro, Inc.

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Financial statements
Investor information

Group financial review continued

Financial position and resources continued

Other intangible assets

Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2019 was £30,955 million (2018 – £17,202 million). The increase primarily reflected additions of £12,357 million from the acquisition of the Pfizer consumer healthcare business and £3,092 million from the acquisition of Tesaro, Inc.

Investments in associates and joint ventures

We held investments in associates and joint ventures with a carrying value at 31 December 2019 of £314 million (2018 – £236 million). The market value at 31 December 2019 was £396 million (2018 – £487 million). The largest of these investments was in Innoviva Inc., which had a book value at 31 December 2019 of £261 million (2018 – £189 million) and a market value of £343 million. See Note 21 to the financial statements, ‘Investments in associates and joint ventures’.

Other investments

We held other investments with a carrying value at 31 December 2019 of £1,837 million (2018 – £1,322 million). The highest value investments held at 31 December 2019 were in 23andMe, which had a book value at 31 December 2019 of £227 million (2018 – £229 million), Progyny, Inc, which had a book value of £213 million (2018 – £21 million) and Theravance Biopharma, Inc., which had a book value at 31 December 2019 of £189 million (2018 – £194 million). The other investments included equity stakes in companies with which we have research collaborations, and which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.

Derivative financial instruments: assets

We had current derivative financial assets held at fair value of £421 million (2018 – £188 million) and non-current derivative financial assets held at fair value of £103 million (2018 – £69 million). £240 million of current derivative financial assets related to a derivative embedded in the agreement to divest Horlicks and other nutritional brands to Unilever plc. See Note 40 for further information. The majority of the remainder of these financial instruments related to foreign exchange contracts both designated and not designated as accounting hedges.

Inventories

Inventory of £5,947 million increased from £5,476 million in 2018 primarily reflecting the higher inventory in Consumer Healthcare following the Pfizer acquisition in the year, partly offset by the impact of exchange movements.

Trade and other receivables

Trade and other receivables of £7,202 million increased from £6,423 million in 2018, primarily reflecting the impact of higher sales, particularly in Vaccines, partly offset by better collections and exchange movements.

Deferred tax assets

Deferred tax assets amounted to £4,096 million (2018 – £3,887 million) at 31 December 2019.

Derivative financial instruments: liabilities

We held current and non-current derivative financial liabilities at fair value of £189 million (2018 – £128 million). This primarily related to foreign exchange contracts both designated and not designated as accounting hedges.

Trade and other payables

At 31 December 2019, trade and other payables were £14,939 million compared with £14,037 million at 31 December 2018. The increase primarily reflected higher payables in Consumer Healthcare following the Pfizer acquisition in the year, partly offset by exchange movements.

Provisions

We carried deferred tax provisions and other short-term and non-current provisions of £5,101 million at 31 December 2019 (2018 – £2,579 million). Other provisions at the year-end included £198 million (2018 – £219 million) related to legal and other disputes and £505 million (2018 – £641 million) related to Major restructuring programmes. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of the restructuring programme to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

Pensions and other post-employment benefits

We account for pension and other post-employment arrangements in accordance with IAS 19. The net deficits were £1,921 million (2018 – £995 million) on pension arrangements and £1,418 million (2018 – £1,379 million) on unfunded post-employment liabilities. See Note 30 to the financial statements, ‘Pensions and other post-employment benefits’.

Other non-current liabilities

Other non-current liabilities amounted to £844 million at 31 December 2019 (2018 – £938 million).

Contingent consideration liabilities

Contingent consideration amounted to £5,479 million at 31 December 2019 (2018 – £6,286 million), of which £5,103 million (2018 – £5,937 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £339 million (2018 – £296 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

The liability due to Shionogi included £222 million in respect of preferential dividends. The liability for preferential dividends due to Pfizer at 31 December 2019 was £4 million (2018 – £15 million). An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 51.

Of the contingent consideration payable (on a post-tax basis) at 31 December 2019, £755 million (2018 – £837 million) is expected to be paid within one year. The consideration payable is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax discount rates. The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8.5% and the Novartis Vaccines contingent consideration liability is discounted partly at 8% and partly at 9%.

GSK Annual Report 2019    67

Group financial review continued

Financial position and resources continued

Maturity profile of bond debt

Net debt

	2019 £m	2018 £m
Cash, cash equivalents and liquid investments	4,786	3,958

Cash, cash equivalents reported in assets held for sale	507	485

Borrowings – repayable within one year	(6,918)	(5,793)

Borrowings – repayable after one year	(23,590)	(20,271)
Net debt	(25,215)	(21,621)

At 31 December 2019, net debt was £25.2 billion, compared with £21.6 billion at 31 December 2018. This comprised gross debt of £30.5 billion and cash and liquid investments of £5.3 billion, including £0.5 billion reported within Assets held for sale. Net debt increased due to the £3.9 billion acquisition of Tesaro Inc as well as £0.2 billion of Tesaro net debt, together with the £1.3 billion impact from the implementation of IFRS 16, the dividend paid to shareholders of £4.0 billion and other net investing activities of £0.1 billion, partly offset by £0.7 billion net favourable exchange impacts from the translation of non-Sterling denominated debt and exchange on other financing items and £5.1 billion of free cash flow.

At 31 December 2019, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £6.9 billion, with loans of £3.2 billion repayable in the subsequent year.

At 31 December 2019, GSK’s cash and liquid investments were held as follows:

	2019 £m	2018 £m
Bank balances and deposits	2,565	1,853

Bank balances and deposits reported in assets held for sale	507	485

US Treasury and Treasury repo only money market funds	102	449

Liquidity funds	2,040	1,572

Cash and cash equivalents	5,214	4,359

Liquid investments – Government securities	79	84
	5,293	4,443

Cash and liquid investments of £3.6 billion (2018 – £2.9 billion) were held centrally at 31 December 2019.

The analysis of cash and gross debt after the effects of hedging is as follows.

	2019 £m	2018 £m
Cash and liquid investments	5,293	4,443

Gross debt – fixed[1]	(25,064)	(21,603)

– floating	(5,444)	(4,432)

– non-interest bearing	–	(29)
Net debt	(25,215)	(21,621)

[1]	Includes £2.1 billion equivalent of notes swapped from floating to fixed rates via interest rate swaps.

Movements in net debt

	2019 £m	2018 £m
Net debt at beginning of year	(21,621)	(13,178)

Implementation of IFRS 16	(1,303)	–
Net debt at beginning of year, as adjusted	(22,924)	(13,178)

Increase in cash and bank overdrafts	826	479

Decrease in liquid investments	(1)	–

Increase in long-term loans	(4,794)	(10,138)

Net repayment of short-term loans	1,065	1,986

Repayment of lease liabilities	214	28

Debt of subsidiary undertakings acquired	(524)	–

Exchange movements	1,015	(776)

Other movements	(92)	(22)
Net debt at end of year	(25,215)	(21,621)

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Governance and remuneration
Financial statements
Investor information

Group financial review continued

Financial position and resources continued

Interest rate benchmark reform

‘Interest rate benchmark reform – Amendments to IFRS 9, IAS 39 and IFRS 7’ was issued by the IASB in September 2019. These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments affected by the current interest rate benchmarks are amended as a result of the ongoing interest rate benchmark reforms.

At 31 December 2019, the Group was not directly exposed to interest rate benchmark reform as it held no interest rate derivatives that referenced LIBOR and matured after the end of 2021 and all floating rate bonds were due to mature before the end of 2021.

The Group has closely monitored the market and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators, including the Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission, regarding the transition away from LIBOR (including GBP LIBOR, USD LIBOR and EURIBOR) to the Sterling Overnight Index Average Rate (SONIA), the Secured Overnight Financing Rate (SOFR), and the Euro Short-Term Rate (€STR) respectively. The FCA has made it clear that, at the end of 2021, it will no longer seek to persuade, or compel, banks to submit to LIBOR.

The Group is undertaking an interest rate benchmark transition programme to identify potential exposures within the business and deliver a smooth transition to appropriate alternative benchmark rates.

Total equity

At 31 December 2019, total equity had increased from £3,672 million at 31 December 2018 to £18,357 million.

A summary of the movements in equity is set out below.

	2019 £m	2018 £m
Total equity at beginning of year	3,672	3,489

Implementation of IFRS 15		(4)

Implementation of IFRS 9		(11)

Implementation of IFRS 16	(93)

Total equity at beginning of year, as adjusted	3,579	3,474

Total comprehensive income for the year	3,701	4,300

Dividends to shareholders	(3,953)	(3,927)

Recognition of interest in Consumer Healthcare Joint Venture	14,969	–

Ordinary shares issued	51	74

Changes in non-controlling interests	(10)	–

De-recognition of liabilities with non-controlling interests	–	(62)

Share-based incentive plans	365	360

Tax on share-based incentive plans	19	2

Contributions from non-controlling interests	–	21

Distributions to non-controlling interests	(364)	(570)

Total equity at end of year	18,357	3,672

Share purchases

No shares were repurchased by the company during 2019. At 31 December 2019, GSK held 393.5 million shares as Treasury shares (2018 – 414.6 million shares), at a cost of £5,505 million (2018 – £5,800 million), which has been deducted from retained earnings.

No ordinary shares were purchased in the period 1 January 2020 to 24 February 2020 and the company does not expect to make any ordinary share repurchases in the remainder of 2020.

In 2019, 21.1 million Treasury shares were transferred to the Employee Share Ownership Plan (ESOP) Trusts. Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require us to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted.

At 31 December 2019, the ESOP Trusts held 36.4 million (2018 – 41.5 million) GSK shares against the future exercise of share options and share awards. The carrying value of £135 million (2018 – £161 million) has been deducted from other reserves. The market value of these shares was £647 million (2018 – £619 million).

GSK Annual Report 2019    69

Group financial review continued

Financial position and resources continued

Contractual obligations and commitments

Financial commitments are summarised in Note 35 to the financial statements, ‘Commitments’.

The following table sets out our contractual obligations and commitments at 31 December 2019 as they fall due for payment.

	Total £m	Under 1 yr £m	1-3 yrs £m	3-5 yrs £m	5 yrs+ £m
Loans	29,408	6,678	5,883	3,925	12,922

Interest on loans	8,952	780	1,409	1,159	5,604

Finance lease obligations	1,250	240	346	198	466

Future finance charges	223	41	66	42	74

Intangible assets	9,727	578	607	1,502	7,040

Property, plant & equipment	413	378	35	–	–

Investments	47	24	23	–	–

Purchase commitments	1,047	925	121	1	–

Pensions	163	75	88	–	–
Total	51,230	9,719	8,578	6,827	26,106

Commitments in respect of loans and future interest payable on loans are disclosed before taking into account the effect of derivatives.

We have entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include upfront fees, equity investments, loans and commitments to fund specified levels of research. In addition, we will often agree to make further payments if future ‘milestones’ are achieved.

As some of these agreements relate to compounds in the early stages of development, the potential obligation to make milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally, the closer the product is to marketing approval, the greater the probability of success. The amounts shown above within intangible assets represent the maximum that would be paid if all milestones were achieved, and include £4.9 billion which relates to externalised projects in the discovery portfolio. There was an increase in the commitments in 2019 as a result of a number of new R&D collaborations, including with Merck KgaA and Lyell Immunopharma.

In 2018, we reached an agreement with the trustees of the UK pension schemes to make additional contributions, to assist in eliminating the pension deficit identified as part of the 31 December 2017 actuarial funding valuation. The table above includes this commitment but excludes the normal ongoing annual funding requirement in the UK of approximately £130 million. For further information on pension obligations, see Note 30 to the financial statements, ‘Pensions and other post-employment benefits’.

Contingent liabilities

Other contingent liabilities are set out in Note 34 to the financial statements, ‘Contingent liabilities’.

The following table sets out contingent liabilities, comprising discounted bills, performance guarantees, letters of credit and other items arising in the normal course of business, and when they are expected to expire.

	Total £m	Under 1 yr £m	1-3 yrs £m	3-5 yrs £m	5 yrs+ £m

Guarantees	32	4	11	3	14

Other contingent liabilities	65	10	17	8	30
Total	97	14	28	11	44

In the normal course of business, we have provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute and this is included in Note 31 to the financial statements, ‘Other provisions’.

We provide for the outcome of tax, legal and other disputes when an outflow of resources is considered probable and a reliable estimate of the outflow may be made. At 31 December 2019, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote.

The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon negotiations with the relevant tax authorities and the outcome of litigation proceedings, where relevant. This is discussed further in ‘Principal risks and uncertainties’ on pages 275 to 287 and Note 46 to the financial statements, ‘Legal proceedings’.

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Governance and remuneration
Financial statements
Investor information

Group financial review continued

Treasury policies

We report in Sterling and pay dividends out of Sterling cash flows. The role of Treasury is to monitor and manage the Group’s external and internal funding requirements and financial risks in support of our strategic objectives. GSK operates on a global basis, primarily through subsidiary companies, and we manage our capital to ensure that our subsidiaries are able to operate as going concerns and to optimise returns to shareholders through an appropriate balance of debt and equity. Treasury activities are governed by policies approved annually by the Board of Directors, and most recently on 16 October 2019. A Treasury Management Group (TMG) meeting, chaired by our Chief Financial Officer, takes place on a regular basis to review Treasury activities. Its members receive management information relating to these activities.

Treasury operations

The objective of GSK’s Treasury activities is to minimise the post-tax net cost of financial operations and reduce its volatility in order to benefit earnings and cash flows. GSK uses a variety of financial instruments to finance its operations and derivative financial instruments to manage market risks from these operations. Derivatives principally comprise foreign exchange forward contracts and swaps which are used to swap borrowings and liquid assets into currencies required for Group purposes, as well as interest rate swaps which are used to manage exposure to financial risks from changes in interest rates.

Derivatives are used exclusively for hedging purposes in relation to underlying business activities and not as trading or speculative instruments.

Capital management

GSK’s financial strategy, implemented through the Group’s financial architecture, supports GSK’s strategic priorities and is regularly reviewed by the Board. We manage the capital structure of the Group through an appropriate mix of debt and equity. We continue to manage our financial policies to a credit profile that particularly targets short-term credit ratings of A-1 and P-1 while maintaining single A long-term ratings consistent with those targets.

GSK’s long-term credit rating with Standard and Poor’s is A+ (negative outlook) and with Moody’s Investor Services (‘Moody’s’) is A2 (negative outlook). Our short-term credit ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.

Liquidity risk management

GSK’s policy is to borrow centrally in order to meet anticipated funding requirements. Our cash flow forecasts and funding requirements are monitored by the TMG on a regular basis. Our strategy is to diversify liquidity sources using a range of facilities and to maintain broad access to financial markets.

Each day, we sweep cash from a number of global subsidiaries to central Treasury accounts for liquidity management purposes.

Interest rate risk management

GSK’s objective is to minimise the effective net interest cost and to balance the mix of debt at fixed and floating interest rates over time. The policy on interest rate risk management limits the net amount of floating rate debt to a specific cap, reviewed and agreed no less than annually by the Board.

Foreign exchange risk management

Our objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible. Foreign currency transaction exposures arising on external and internal trade flows are selectively hedged. GSK’s internal trading transactions are matched centrally and we manage inter-company payment terms to reduce foreign currency risk. Where possible, we manage the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.

In order to reduce foreign currency translation exposure, we seek to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US Dollars, Euros and Sterling. Borrowings can be swapped into other currencies as required.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets may be treated as a hedge against the relevant assets. Forward contracts in major currencies are also used to reduce exposure to the Group’s investment in overseas Group assets. The TMG reviews the ratio of borrowings to assets for major currencies regularly.

Counterparty risk management

We set global counterparty limits for each of our banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Treasury’s usage of these limits is monitored daily by a Treasury Compliance Officer (TCO) who operates independently of Treasury. Any breach of these limits would be reported to the CFO immediately.

The TCO also monitors the credit rating of these counterparties and, when changes in ratings occur, notifies Treasury so that changes can be made to investment levels or to authority limits as appropriate. In addition, relationship banks and their credit ratings are reviewed regularly and a report is presented annually to the TMG for approval.

GSK Annual Report 2019    71

Group financial review continued

Critical accounting policies

The consolidated financial statements are prepared in accordance with IFRS, as adopted for use in the European Union, and also with IFRS as issued by the International Accounting Standards Board (IASB), following the accounting policies approved by the Board and described in Note 2 to the financial statements, ‘Accounting principles and policies’.

We are required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates.

The critical accounting policies relate to the following areas:

–	Turnover

–	Taxation (Note 14)

–	Legal and other disputes (Notes 31 and 46)

–	Contingent consideration and put option liabilities (Notes 28 and 32)

–	Pensions and other post-employment benefits (Note 30).

Information on the judgements and estimates made in these areas is given in Note 3 to the financial statements, ‘Key accounting judgements and estimates’.

Turnover

In respect of the Turnover accounting policy, our largest business is US Pharmaceuticals, and the US market has the most complex arrangements for rebates, discounts and allowances. The following briefly describes the nature of the arrangements in existence in our US Pharmaceuticals business:

–	We have arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Accruals for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates

–	Customer rebates are offered to key managed care and Group Purchasing Organisations and other direct and indirect customers. These arrangements require the customer to achieve certain performance targets relating to the value of product purchased, formulary status or pre-determined market shares relative to competitors. The accrual for customer rebates is estimated based on the specific terms in each agreement, historical experience and product growth rates
–	The US Medicaid programme is a state-administered programme providing assistance to certain poor and vulnerable patients. In 1990, the Medicaid Drug Rebate Program was established to reduce State and Federal expenditure on prescription drugs. In 2010, the Patient Protection and Affordable Care Act became law. We participate by providing rebates to states. Accruals for Medicaid rebates are calculated based on the specific terms of the relevant regulations or the Patient Protection and Affordable Care Act

–	Cash discounts are offered to customers to encourage prompt payment. These are accrued for at the time of invoicing and adjusted subsequently to reflect actual experience

–	We record an accrual for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market-related information such as stock levels at wholesalers, anticipated price increases and competitor activity.

A reconciliation of gross turnover to net turnover for the US Pharmaceuticals business is as follows:

		2019		2018		2017
		Margin		Margin		Margin
	£m	%	£m	%	£m	%
Gross turnover	18,471	100	18,227	100	16,365	100

Market-driven segments	(5,976)	(32)	(5,147)	(28)	(4,040)	(25)

Government mandated and state programmes	(4,264)	(23)	(4,594)	(25)	(3,933)	(24)

Cash discounts	(356)	(2)	(361)	(2)	(330)	(2)

Customer returns	(141)	(1)	(98)	(1)	(97)	(1)

Prior year adjustments	247	1	98	1	86	1

Other prior year items	–	–	(59)	–	(23)	–

Other items	(579)	(3)	(613)	(4)	(460)	(3)
Total deductions	(11,069)	(60)	(10,774)	(59)	(8,797)	(54)
Net turnover	7,402	40	7,453	41	7,568	46

Market-driven segments consist primarily of Managed Care and Medicare plans with which we negotiate contract pricing that is honoured via rebates and chargebacks. Mandated segments consist primarily of Medicaid and Federal Government programmes which receive government-mandated pricing via rebates and chargebacks.

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Group financial review continued

Critical accounting policies continued

The increased deductions in the market-driven segments of the gross turnover to net turnover reconciliation primarily reflected higher rebates and chargebacks on respiratory products, and on Advair in particular. A generic version of Advair was launched in February 2019, and during the year Advair accounted for 7% of US Pharmaceuticals turnover and approximately 27% of the total deduction for rebates and returns. The respiratory portfolio as a whole, including Established Respiratory products, accounted for approximately 79% of the total deduction in the year.

The balance sheet accruals for rebates, discounts, allowances and returns for the US Pharmaceuticals and Vaccines businesses are managed on a combined basis. At 31 December 2019, the total accrual amounted to £4,200 million (2018 – £4,356 million).

A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption.

On this basis, US Pharmaceuticals and Vaccines inventory levels at wholesalers and in other distribution channels at 31 December 2019 were estimated to amount to approximately four weeks of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.

Legal and other disputes

In respect of the accounting policy for Legal and other disputes, the following briefly describes the process by which we determine the level of provision that is necessary.

In accordance with the requirements of IAS 37, ‘Provisions, contingent liabilities and contingent assets’, we provide for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group.

We may become involved in significant legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included in the Annual Report, but no provision would be made.

This position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements.

Like many pharmaceutical companies, we are faced with various complex product liability, anti-trust and patent litigation, as well as investigations of our operations conducted by various governmental regulatory agencies. Throughout the year, the General Counsel of the Group, as head of the Group’s legal function, and the Senior Vice President and Head of Global Litigation for the Group, who is responsible for all litigation and government investigations, routinely brief the Chief Executive Officer, the Chief Financial Officer and the Board of Directors on the significant litigation pending against the Group and governmental investigations of the Group.

These meetings, as appropriate, detail the status of significant litigation and government investigations and review matters such as the number of claims notified to us, information on potential claims not yet notified, assessment of the validity of claims, progress made in settling claims, recent settlement levels and potential reimbursement by insurers.

The meetings also include an assessment of whether or not there is sufficient information available for us to be able to make a reliable estimate of the potential outcomes of the disputes. Often, external counsel assisting us with various litigation matters and investigations will also assist in the briefing of the Board and senior management. Following these discussions, for those matters where it is possible to make a reliable estimate of the amount of a provision, if any, that may be required, the level of provision for legal and other disputes is reviewed and adjusted as appropriate. These matters are discussed further in Note 46 to the financial statements, ‘Legal proceedings’.

GSK Annual Report 2019    73

Group financial review continued

Strategic report

The Strategic report was approved by the Board of Directors on

3 March 2020

Iain Mackay

Chief Financial Officer

3 March 2020

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Corporate Governance

GSK Annual Report 2019    75

Chairman’s Governance statement

I am pleased to present our Corporate Governance report for 2019 and an overview of the changes to our governance arrangements for

2020 as we work towards separation of the Group.

Last year was an important one for GSK. The Board led by Sir Philip Hampton and Emma re-set the strategic direction of the company. I was honoured to have the opportunity to join the Board and lead it through the separation to create two new world-class businesses. I was particularly excited to work with Emma. She has brought real clarity to decision making, where a pharma veteran might have been less dispassionate. She has also attracted the best in the industry to form her top team. The Board is focused on supporting her and management in transforming the Group and executing our strategy.

At the beginning of this important journey for the company and for my tenure at GSK, it was helpful that my first Board meeting in September last year included a joint Board and CET Strategy offsite session. Together, we were able to consider the next steps for our plans and the way forward. This was a great start.

My understanding of GSK has been informed by a robust induction process, designed by Emma and our Company Secretary, introductory meetings with our investors and the Board review we decided to commission.

Induction

I was keen to learn more about GSK, and started by understanding R&D from Hal and visiting our R&D sites in the US and UK, including Tesaro, and meeting with 23andMe, with whom we have an important collaboration. I look forward to visiting more of the Group in due course.

Since joining, I have met on an individual basis with Board and CET members and other key executives. I have also attended meetings of each of our Board Committees to assess and understand our Board culture and dynamics, and the company’s corporate governance arrangements.

Introductory meetings with investors

I wanted to hear what our shareholders think of GSK. I have held over 20 meetings with a range of investors making up approximately 30% of our register. They comprised a mix of our top UK and US shareholders, plus other key investors. I also led our Annual Governance Meeting in December 2019. I have noted the following points:

– Clear support for Emma and Hal, and the top team	– Demonstrate pipeline progress ahead of separation

– Support for the separation of the Group	– Managing capital allocation, debt, dividend and business development

– Positive progress on Innovation to date	– Evidence of a positive shift in our performance culture and our R&D culture has been transformed

Board governance and architecture

Given the company is embarking on a period of transition and the last two years in particular have been a period of significant change from a Board and senior executive perspective, we decided to undertake an external review to gather the views of both the Board and CET members to ready us for the task ahead. This review, together with the insights from my introductory meetings with investors and feedback from the employees I have met since joining, has helped us to further refine our Board governance and architecture. This will help focus and facilitate the Board’s work in support of management, to be as effective and efficient as possible in delivering the transformation of the Pharmaceuticals and Vaccines business and the separation of the Consumer Healthcare business.

A description of the review process which was carried out by Jan Hall of No 4 (No 4) follows this statement.

After the review, the Board agreed its critical objectives for the next three years towards separation. The Board then considered how best to distribute the workload between it and its Committees to ensure optimal effectiveness. The Board will also increase the time it spends on science given the importance of the strengthening the pipeline.

It was agreed that once the Board has conducted its annual review into the Group’s enterprise risks, deeper enterprise risk oversight should be undertaken by the Board Committee which focuses on that aspect of the business most closely. Enhancements were also considered to the ways of working and governance architecture of the Board’s Committees. These included:

Audit & Risk Committee (ARC)

The ARC will continue to have a strong focus on financial reporting, as well as monitoring the dashboard of all GSK’s enterprise risks and the process by which they are identified and prioritised as part of its oversight of our internal control framework. It will conduct the detailed reviews of GSK’s Financial controls and reporting, Anti-bribery and corruption, Commercial practices, Privacy and Information security enterprise risks, as well as receiving business unit risk reports on Pharmaceuticals, Vaccines, Consumer Healthcare and our Global Support functions. In addition, it will be responsible for oversight of the financial components as we work towards separation.

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Nominations Committee

The remit of the Nominations Committee will be expanded to encompass Corporate Governance matters, therefore freeing more time at the Board. The Committee will be renamed the Nominations & Corporate Governance Committee. All Non-Executives will be invited to participate in meetings of the Committee when it considers succession and talent.

Transformation & Separation Committee

A Transformation & Separation Committee will be established to support and advise management’s work on transforming and separating the Group. I will chair this Committee whose members will include our Senior Independent Director (SID) and the Chairs of the ARC, Remuneration and Corporate Responsibility Committees. It will meet as required and it is expected that it will be more active as we near separation.

R&D at the Board & Science Committee

Given the critical importance of strengthening the pipeline, the Board will increase its time spent on R&D strategy, while the Science Committee will focus on science at a deeper level to further support the Board’s understanding and provide reassurance and guidance as required.

The Science Committee will then have three broad objectives: the scientific assumptions driving our strategy, technical assurance, and risk oversight. It will support the Board in its understanding of our agreed R&D strategy and of any external transactions by performing a deep review of the underlying scientific assumptions. In addition, it will have oversight of R&D’s enterprise and other significant risks.

The Board feels that with these enhancements to our governance it will improve further our effectiveness and support us through the separation process.

Succession planning

My first task as Nominations Committee Chair has been to focus on the search for Judy’s successor as Chair of the ARC. We have made good progress to date and look forward to announcing the conclusion of our search.

We considered the ideal transition for this important role. We are very pleased that Judy has confirmed that she will stay on the Board for a further year, despite having served over nine years, and she will now step down from the Board at the 2021 Annual General Meeting. This should facilitate a smooth transition. Judy will continue as its Chair until the 2020 Annual Report is completed, when her successor will then Chair the ARC.

The Board is mindful that the Financial Reporting Council’s (FRC) 2018 UK Corporate Governance Code (2018 Code) indicates that Non-Executive Directors should not serve for more than nine years. However, the Board considers this is the most appropriate way to proceed in the long-term best interests of shareholders and believes, following a rigorous review, that Judy continues to act with utmost independence, despite her length of tenure.

The Nominations Committee continues to oversee succession planning for the Board and the CET. In due course, it will consider the needs of the post separation boards.

Non Executive Directors fees

We have reviewed our Non-Executive Directors’ fee arrangements as part of our three year remuneration policy review. Our Non-Executive Director fees were last increased in 2013 and, following a review, we concluded that it was appropriate to make increases to the fees to bring them into line with our comparator group. We have also taken the opportunity to update our policy to be able to remunerate our Workforce Engagement Director, for the considerable work she undertakes as part of this new and expanding role. The investors we consulted on these changes were supportive of them. Full details can be found on page 140.

I can confirm that during 2019 the company complied with the requirements of the 2018 Code. A copy of the 2018 Code can be found on www.frc.org.uk.

I commend this report to all our stakeholders.

Sir Jonathan Symonds

Chairman

3 March 2020

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Our Board

Board governance and architecture

The Board carries out an evaluation of its performance and that of its Committees every year. The evaluation is normally facilitated externally every third year. The last external evaluation was facilitated two years ago by Ffion Hague of Independent Board Evaluation.

For the reasons given in the Chairman’s Governance statement on pages 76 to 77, the Board agreed it would be helpful to carry out an external evaluation that included a review of its governance and architecture.

No 4 was appointed by the Board to undertake the review. No 4 does not have any other connection with the company or individual Board Directors.

Preparation

No 4 met with the Chairman and CEO in advance to agree the objectives and the scope of the evaluation exercise and the timetable of activities. The Company Secretary provided No 4 with access to Board, Committee and other materials as part of No 4’s preparatory work.

Interviews

During November and December 2019, No 4 conducted confidential and detailed in person interviews with each Board and CET member, as well as meeting with the Company Secretary, to seek their views on the Board’s effectiveness. These meetings were based on an agreed Discussion Guideline, that included topics highlighted by the FRC in its 2018 Guidance on Board Effectiveness. It also reflected the relevant requirements of the FRC’s 2018 Code. The Discussion Guideline was sent to each participant in advance. No 4 also had telephone meetings with the external remuneration adviser and the auditor.

Review

The output from the evaluation was presented and discussed with the Board collectively. A summary report including suggested next steps was then compiled by No 4. This was discussed with the Chairman and CEO, and subsequently with the SID. The summary report was then presented to the Board in January 2020 with a proposal for implementation of the suggested recommendations.

2019 Board review feedback summary

The review concluded that the Board is operating effectively and the new Chairman is seen to have made an excellent start.

The business is now entering a period of significant positive change and opportunity. The Board feels very confident in the CET and that each of the individual Board Directors bring relevant experience and skills which are collectively appropriate.

GSK’s mission of producing products to ‘help people do more, feel better and live longer’ remains at the heart of its values and culture.

There is full commitment from the Board as a whole to support the overarching strategy of creating two great companies.

The Board is confident that the CET is focused on driving performance over the next three years.

Action points for 2020

–	Meetings and organisation – to improve the balance between presentation and discussion to create more time for debate

–	Board dynamics and individual contribution – to facilitate even greater individual contribution by creating more discussion time

–	Committees – to review the remit and attendees at the Board’s Committee meetings to ensure they are fit for purpose for 2020 and beyond

–	Risk – to agree which Board Committee will ensure deeper oversight and review of each of the Group’s enterprise risks

–	Strategy and performance – to conduct deep dives into the key strategic areas and ensure a focus on supporting management to execute the agreed strategy

–	Board knowledge – to deepen the Board’s knowledge and understanding of latest scientific developments

–	Stakeholders – within the business, the Board should continue to focus on the key areas of focus for the CET namely: strengthening the R&D pipeline, growth, transformation and delivery of GSK’s Trust business priority. Externally the Board should maintain strong relationships and communication with shareholders and its other key stakeholders to seek their input and keep them well informed on progress

–	Succession planning – to complete the appointment of the ARC Chair’s successor

–	Governance – to build further on GSK’s commitment to Environmental, Social and Governance (ESG) matters.

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Our Board continued

Board composition		International experience		Gender diversity
Composition				Board
Executive	27%	Global	91%	Male	54.5%
Non-Executive	73%	US	100%	Female	45.5%
Tenure Non-Executive		Europe	91%
		EMAP	82%	Executive
Up to 3 years	36%			Male	66.7%
3-6 years	46%			Female	33.3%
7-9 years	18%			Non-Executive
				Male Female	37.5%
					62.5%

Sir Jonathan Symonds, CBE Non-Executive Chairman Age: 61 Nationality: British Appointed: 1 September 2019

Skills and experience

Jon has extensive international financial, life sciences and governance experience.

Jon served as an Independent Non-Executive Director of HSBC Holdings plc from April 2014, and as Deputy Group Chairman from August 2018, until his retirement from the Board in February 2020. He was previously Chairman of HSBC Bank plc, HSBC’s European subsidiary, which offers services to clients in the UK and Continental Europe. Jon was Chief Financial Officer of Novartis AG from 2009 to 2013. Before joining Novartis, he was a Partner and Managing Director of Goldman Sachs; Chief Financial Officer of AstraZeneca plc; and a Partner at KPMG. His governance experience includes roles as Non-Executive Director and Chair of the Audit Committees of Diageo plc and QinetiQ Group plc.

External appointments

Jon is currently Chairman of Proteus Digital Health Inc and a Non-Executive Director of Rubius Therapeutics, Inc. He is also a Non-Executive Director of Genomics England Limited having previously served as its Chairman.

Jon is a Fellow of the Institute of Chartered Accountants in England and Wales.

Emma Walmsley Chief Executive Officer Age: 50 Nationality: British Appointed: 1 January 2017 Chief Executive Officer from 1 April 2017

Skills and experience

Prior to her appointment as GSK’s CEO, Emma was the CEO of GSK Consumer Healthcare, a Joint Venture between GSK and Novartis, from its creation in March 2015. Emma joined GSK in 2010 from L’Oreal, having worked for 17 years in a variety of roles in Paris, London, New York and Shanghai. Emma was previously a Non-Executive Director of Diageo plc.

Emma holds an MA in Classics and Modern Languages from Oxford University.

External appointments

Emma joined the Board of Microsoft, Inc as an independent director in December 2019. She is an Honorary Fellow of the Royal Society of Chemistry.

Iain Mackay Chief Financial Officer Age: 58 Nationality: British Appointed: 14 January 2019 Chief Financial Officer from 1 April 2019

Skills and experience

Prior to joining GSK, Iain was Group Finance Director at HSBC Holdings plc, a position he held for eight years. A chartered accountant, Iain has worked in Asia, the US and Europe and before HSBC was at General Electric, Schlumberger Dowell and Price Waterhouse.

External appointments

Iain is a Trustee of the British Heart Foundation and Chair of its Audit and Risk Committee. He is a member of the Court of the University of Aberdeen and The 100 Group.

Iain holds an MA in Business Studies and Accounting, and an Honorary Doctorate from Aberdeen University in Scotland.

Key   Committee Chair       Nominations      Audit & Risk      Remuneration      Science      Corporate Responsibility

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Our Board continued

Dr Hal Barron Chief Scientific Officer and President, R&D Age: 57 Nationality: American Appointed: 1 January 2018 Chief Scientific Officer and President, R&D from 1 April 2018

Skills and experience

Prior to joining GSK, Hal was President, R&D at Calico LLC (California Life Company), an Alphabet- funded company that uses advanced technologies to increase understanding of lifespan biology. Prior to this, Hal was Executive Vice President, Head of Global Product Development, and Chief Medical Officer of Roche, responsible for all the products in the combined portfolio of Roche and Genentech. At Genentech, he was Senior Vice President of Development and Chief Medical Officer. Hal was a Non-Executive Director and Chair of the Science & Technology Committee at Juno Therapeutics, Inc until March 2018, when it was acquired by Celgene Corporation.

External appointments

Hal is Associate Adjunct Professor, Epidemiology & Biostatistics, University of California, San Francisco. He is also a Non-Executive Board Director of GRAIL, Inc, an early cancer detection healthcare company and a member of the Advisory Board of Verily Life Sciences LLC, a subsidiary of Alphabet, Inc.

Manvinder Singh (Vindi) Banga Senior Independent Non-Executive Director Age: 65 Nationality: British Appointed: 1 September 2015 Senior Independent Non-Executive Director from 5 May 2016

Skills and experience

Prior to joining GSK, Vindi spent 33 years at Unilever plc, where his last role (amongst several senior positions) was President of the Global Foods, Home and Personal Care businesses, and a member of the Unilever Executive Board. Vindi sat on the Prime Minister of India’s Council of Trade & Industry from 2004 to 2014 and was on the Board of Governors of the Indian Institute of Management (IIM), Ahmedabad. Vindi is also the recipient of the Padma Bhushan, one of India’s highest civilian honours. Vindi has been a Non-Executive Director of the Confederation of British Industry (CBI) and Thomson Reuters Corp, Chairman of the Supervisory Board of Mauser Group, Chairman of Kalle GmbH and Senior Independent Director of Marks & Spencer Group plc.

External appointments

Vindi is a Partner at private equity investment firm Clayton Dubilier & Rice, a Director of High Ridge Brands Co and a member of the Holdingham International Advisory Board. Vindi sits on the Governing Board of the Indian School of Business, Hyderabad and the Global Leadership Council of Saïd Business School, Oxford and is a member of the Indo UK CEO Forum. Vindi is Chair of the Board of Trustees of Marie Curie.

Dr Vivienne Cox, CBE Independent Non-Executive Director & Workforce Engagement Director Age: 60 Nationality: British Appointed: 1 July 2016

Skills and experience

Vivienne has wide experience of business gained in the energy, natural resources and publishing sectors. She also has a deep understanding of regulatory and government relationships. She worked for BP plc for 28 years, in Britain and Continental Europe, in posts including Executive Vice President and Chief Executive of BP’s gas, power and renewable business and its alternative energy unit. Vivienne was previously a Non-Executive Director of BG Group plc and Rio Tinto plc and Lead Independent Director at the UK Government’s Department for International Development. Vivienne was appointed Commander of the Order of the British Empire in the 2016 New Year Honours for services to the UK Economy and Sustainability.

External appointments

Vivienne’s main roles are as Senior Independent Director of Pearson plc and Chairman of the Supervisory Board of Vallourec. She is also a Non-Executive Director of Stena AB. Vivienne holds advisory positions as an Advisory Board Member of the African Leadership Institute, Vice President of the Energy Institute and a member of the advisory board of Montrose Associates. Vivienne is Chair of the Rosalind Franklin Institute, Vice Chair of the Saïd Business School, Oxford and sits on its Global Leadership Council. She is also Patron of the Hospice of St Francis.

Lynn Elsenhans Independent Non-Executive Director Age: 63 Nationality: American Appointed: 1 July 2012

Skills and experience

Lynn has a wealth of experience of running a global business and significant knowledge of the global markets in which GSK operates. She served as Chair, President and Chief Executive Officer of Sunoco Inc from 2009 to 2012. Prior to joining Sunoco in 2008 as President and Chief Executive Officer, Lynn worked for Royal Dutch Shell, which she joined in 1980, and where she held a number of senior roles, including Executive Vice President, Global Manufacturing from 2005 to 2008. Lynn was previously a Non-Executive Director of Flowserve Corporation, the First Tee of Greater Houston, and a Trustee of the United Way of Greater Houston.

External appointments

Lynn is a Non-Executive Director of Baker Hughes Company, a Board Director of Saudi Aramco and a Director of the Texas Medical Center.

Key   Committee Chair       Nominations      Audit & Risk      Remuneration      Science      Corporate Responsibility

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Our Board continued

Dr Laurie Glimcher Independent Non-Executive Director and Scientific & Medical Expert Age: 68 Nationality: American Appointed: 1 September 2017

Skills and experience

In addition to a number of senior leadership positions held at both Harvard Medical School and Harvard School of Public Health, Laurie has also served as Stephen and Suzanne Weiss Dean and Professor of Medicine at Weill Cornell Medical College and as an Attending Physician at the New York Presbyterian Hospital/Weill Cornell Medical Center. Laurie stepped down from the Board of Bristol-Myers Squibb Co (BMS) in 2017 after serving for 20 years on its Board. Laurie was co-founder and Chair of the Scientific Advisory Board of Quentis Therapeutics Inc. Laurie brings scientific and public health expertise to the Board’s deliberations, and a wealth of global, publicly listed pharmaceutical business experience.

External appointments

Laurie is currently Professor of Medicine at Harvard Medical School and is CEO, President and an Attending Physician at the Dana-Farber Cancer Institute.

Laurie is a member of the US National Academy of Sciences and the National Academy of Medicine. She is a member of the Scientific Steering Committee of the Parker Institute for Cancer Immunotherapy and a Non-Executive Director of the Waters Corporation, where she also serves on its Corporate Governance Committee. In addition, Laurie is a Scientific Advisory Board member of Repare Therapeutics Inc, Abpro Therapeutics and Kaleido Biosciences Inc.

Dr Jesse Goodman Independent Non-Executive Director and Scientific & Medical Expert Age: 68 Nationality: American Appointed: 1 January 2016

Skills and experience

Jesse previously served in senior leadership positions at the US Food and Drug Administration (FDA), including most recently as the FDA’s Chief Scientist and previously as Deputy Commissioner for Science and Public Health and as Director of the Center for Biologics Evaluation and Research (CBER).

Jesse played a leadership role in developing the FDA’s Regulatory Science and Medical Countermeasures Initiatives and has worked collaboratively with industry, academia, government and global public health and regulatory partners to prepare for and respond to major public health threats, including emerging infectious diseases, disasters and terrorism. He led the FDA’s response to West Nile Virus and to the 2009 H1N1 influenza pandemic and served on the Senior Leadership Team for the 2010 White House Medical Countermeasure Review. Jesse was previously a member of both the Scientific Advisory Committee and the Regulatory and Legal Working Group of the Coalition for Epidemic Preparedness Innovations (CEPI). He brings scientific and public health expertise to the Board’s deliberations.

External appointments

Jesse, currently Professor of Medicine at Georgetown University, directs the Georgetown University Center on Medical Product Access, Safety and Stewardship (COMPASS) and is an active clinician who serves as Attending Physician in Infectious Diseases. He also serves as President and Member of the Board of the United States Pharmacopeia (USP) and as a member of the Board of Scientific Counselors for Infectious Diseases of the Centers for Disease Control and Prevention (CDC). Jesse is also a member of the Board of Intellia Therapeutics, Cambridge, MA and a member of the US National Academy of Medicine.

Judy Lewent Independent Non-Executive Director Age: 71 Nationality: American Appointed: 1 April 2011

Skills and experience

Judy has extensive knowledge of the global pharmaceutical industry and of corporate finance, having joined Merck & Co in 1980 and then served as its Chief Financial Officer from 1990 to 2007 when she retired. Judy served as a Non-Executive Director of Dell Inc, Quaker Oats Company and Motorola Inc, and held Non-Executive Directorships at Purdue Pharma Inc, Napp Pharmaceutical Holdings Limited and certain Mundipharma International Limited companies until 2014.

External appointments

Judy is a Non-Executive Director of Thermo Fisher Scientific Inc and Motorola Solutions Inc. She is also a Trustee of the Rockefeller Family Trust, a life member of the Massachusetts Institute of Technology Corporation, a member of the American Academy of Arts and Sciences, a member of the Business Advisory Board of twoXAR and a member of the Advisory Board of 4D Path Inc.

The Board determined that Judy has recent and relevant financial experience, and agreed that she has the appropriate qualifications and background to be an audit committee financial expert.

Urs Rohner Independent Non-Executive Director Age: 60 Nationality: Swiss Appointed: 1 January 2015

Skills and experience

Urs has a broad range of business and legal experience having served as Chairman on a number of Boards, most recently for Credit Suisse, a world-leading financial services company. Prior to joining Credit Suisse in 2004, Urs served as Chairman of the Executive Board and CEO of ProSieben and ProSiebenSat.1 Media AG. This followed a number of years in private practice at major law firms in Switzerland and the US, having been admitted to the bars of the canton of Zurich in Switzerland in 1986 and the state of New York in the US in 1990.

External appointments

Urs is Chairman of the Board of Credit Suisse Group AG and of its Governance and Nominations Committee and Conduct and Financial Crime Control Committee. He is also Chairman and member of the Board of Trustees of Credit Suisse Research Institute and Credit Suisse Foundation. Urs was appointed Vice-Chairman of the Governing Board of the Swiss Bankers Association in 2015.

Sir Philip Hampton joined the Board on 1 January 2015 and was Deputy Chairman from 1 April 2015 and Non-Executive Chairman from 7 May 2015. He retired from the Board with effect from 31 August 2019.

Simon Dingemans joined the Board on 4 January 2011 and became Chief Financial Officer from 1 April 2011. He retired from the Company on 8 May 2019.

Key Committee Chair       Nominations       Audit & Risk       Remuneration       Science       Corporate Responsibility

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Our Corporate Executive Team

Skills and experience

Dr Hal Barron Chief Scientific Officer and President, R&D	Hal joined GSK and the CET in 2018. See Board biographies on page 79 to 81.

Roger Connor President, Global Vaccines

Roger joined the CET in 2013. He was appointed President of GSK Global Vaccines in 2018. In addition to leadership of the Vaccines business, he is responsible for GSK’s global procurement organisation. Previously, he was President, Global Manufacturing & Supply and, before that, Vice President, Office of the CEO and Corporate Strategy. Roger joined GSK in 1998 from AstraZeneca. Roger holds a degree in Mechanical and Manufacturing Engineering from Queen’s University, Belfast and a Master’s in Manufacturing Leadership from Cambridge University. He is a Chartered Accountant.

Diana Conrad Senior Vice President, Human Resources (HR)

Diana was appointed Senior Vice President, Human Resources (HR) and member of the CET in April 2019. She was previously Senior Vice President, HR, Pharmaceuticals R&D from 2016 where she played a key strategic role as leader of the R&D people and culture agenda to support its transformation.

Diana joined GSK Canada’s HR team in 2000 where she held several roles of increasing responsibility before becoming Senior Vice President, HR for Consumer Healthcare in 2009.

Prior to joining GSK, she held HR roles in companies including GE Capital, Gennum Corporation and Zenon Environmental Laboratories. Diana has an Honours Bachelor of Arts from McMaster University in Canada.

James Ford Senior Vice President and General Counsel

James joined the CET in 2018, when he was appointed Senior Vice President and General Counsel. He joined GSK in 1995 and has served as General Counsel Consumer Healthcare, General Counsel Global Pharmaceuticals, Vice President of Corporate Legal and was Acting Head of Global Ethics and Compliance. Prior to GSK, James was a solicitor at Clifford Chance and DLA. He holds a law degree from University of East Anglia and a Diploma in Competition Law from Kings College. He is qualified as a solicitor in England and Wales and is an attorney at the New York State Bar. James is based in London but has practised law and lived in the US, Singapore and Hong Kong. James is co-chair of the US based Civil Justice Reform Group.

Nick Hirons Senior Vice President, Global Ethics and Compliance

Nick was appointed to the CET in 2014 as Senior Vice President, Global Ethics and Compliance, responsible for compliance, risk management, corporate security and investigations. Nick joined GSK in 1994 as an International Auditor. He was later Head of Audit & Assurance, where he combined five audit functions into an independent team with a common risk-based methodology. In 2013, Nick relocated to China to establish a governance model for our China business and created a consistent approach to compliance. Nick is a fellow of the Chartered Institute of Management Accountants.

Sally Jackson Senior Vice President, Global Communications and CEO Office

Sally joined the CET in March 2019 as Senior Vice President, Global Communications and CEO Office. She is responsible for communications and government affairs for our three global businesses and in the markets, as well as employee engagement across the Group. She is also the CEO’s Chief of Staff. Prior to this Sally was Senior Vice President Office of the CEO and CFO and she previously served as Head of Investor Relations. She joined GSK in 2001. Sally holds a degree in Natural Sciences from the University of Cambridge.

Iain Mackay Chief Financial Officer	Iain joined GSK and the CET in 2019. See Board biographies on page 79 to 81.

Brian McNamara CEO, GSK Consumer Healthcare

Brian joined the CET in 2016, when he was appointed CEO, GSK Consumer Healthcare. He joined GSK in 2015 as Head of Europe and Americas for GSK Consumer Healthcare, following the creation of the previous Joint Venture between GSK and Novartis. Previously, he was head of Novartis’ OTC division. Brian began his career at Procter and Gamble.

Brian is a Board Member and former Chairman of the Global Self-Care Federation (GSCF) and is a Board Member of the Consumer Goods Forum. He earned an undergraduate degree in Electrical Engineering from Union College in New York and an MBA in Finance from the University of Cincinnati.

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Our Corporate Executive Team continued

Skills and experience
Luke Miels President, Global Pharmaceuticals

Luke joined GSK and the CET in 2017 as President, Global Pharmaceuticals, responsible for our commercial portfolio of medicines and vaccines. Luke also co-chairs the Portfolio Investment Board with Hal.

He previously worked for AstraZeneca as Executive Vice President of their European business and, prior to that, was Executive Vice President of Global Product and Portfolio Strategy, Global Medical Affairs and Corporate Affairs. Before that, he was head of Asia for Roche based in Shanghai and then Singapore. Prior to that he held roles of increasing seniority at Roche and Sanofi-Aventis in the US, Europe and Asia.

Luke holds a Bachelor of Science degree in Biology from Flinders University in Adelaide and an MBA from the Macquarie University, Sydney.

David Redfern Chief Strategy Officer

David joined the CET as Chief Strategy Officer in 2008 and is responsible for corporate development and strategic planning. Previously, he was Senior Vice President, Northern Europe with responsibility for GSK’s pharmaceutical businesses in that region and, before that, he was Senior Vice President for Central and Eastern Europe. He joined GSK in 1994. David was appointed Chairman of the Board of ViiV Healthcare Limited in 2011 and a Non-Executive Director of the Aspen Pharmacare Holdings Limited Board in 2015.

He has a Bachelor of Science degree from Bristol University and is a Chartered Accountant.

Regis Simard President, Pharmaceuticals Supply Chain

Regis joined the CET in 2018, when he became President, Pharmaceuticals Supply Chain. He is responsible for the manufacturing and supply of GSK’s pharmaceutical products. He also leads Quality and Environment, Health, Safety and Sustainability at a corporate level. Regis joined GSK in 2005 as a Site Director in France, rising to become Senior Vice President of Global Pharmaceuticals Manufacturing before his current role. Previously, he held senior positions at Sony, Konica Minolta and Tyco Healthcare. He is a member of the Board for ViiV Healthcare.

He is a mechanical engineer and holds an MBA.

Karenann Terrell Chief Digital & Technology Officer

Karenann joined GSK and the CET in 2017 as Chief Digital & Technology Officer, responsible for our technology, digital, data and analytics strategy. Previously, she worked for Walmart as Chief Information Officer. Prior to this, she was at Baxter International, where she was Chief Information Officer, and before that Daimler Chrysler Corporation. Karenann began her career at General Motors. She is a member of the board of trustees for the New York Hall of Science and in 2017 she became a Non-Executive Director of Pluralsight LLC.

She earned graduate and post-graduate degrees in Electrical Engineering from Kettering and Purdue Universities respectively.

Phil Thomson President, Global Affairs

Phil joined the CET in 2011. He was appointed President, Global Affairs in 2017, with responsibility for the Group’s strategic approach to reputation, policy development, stakeholder engagement, and Global Health. Previously, Phil was Senior Vice President, Communications and Government Affairs.

Phil is Chairman of The Whitehall & Industry Group and a Board Member of the China–Britain Business Council.

He earned his degree in English, History and Russian Studies from Durham University.

Emma Walmsley Chief Executive Officer	Emma joined the CET in 2011. See Board biographies on page 79 to 81.
Deborah Waterhouse CEO, ViiV Healthcare

Deborah was appointed to the CET in January 2020. She became Chief Executive Officer of ViiV Healthcare in April 2017.

Deborah joined GSK in 1996 and was most recently the Senior Vice President of Primary Care within the company’s US business, prior to which she led the US Vaccines business. She has a strong track record of performance in both specialty and primary care. Deborah led the HIV business in the UK before heading the HIV Centre of Excellence for Pharma Europe and held international roles as General Manager of Australia and New Zealand and Senior Vice President for Central and Eastern Europe.

Claire Thomas was a member of the CET and SVP, Human Resources until April 2019. She retired from the company in September 2019.

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Responsible leadership

The Board’s role is to promote the long-term sustainable success of GSK, drive long-term growth for our shareholders whilst seeking to add value for our key stakeholders. Our Strategic report on pages 1 to 74 seeks to demonstrate how we are able to achieve this in practice, while our Corporate Governance report on pages 76 to 114 explains how governance contributes to the delivery of our strategy and Innovation, Performance and Trust (IPT) priorities.

Our purpose, values and culture

Our purpose is to improve the quality of human life by helping people do more, feel better and live longer. This is underpinned by our values of patient focus, integrity, respect and transparency. Our purpose and values have always been a source of great pride for the Board, management and our employees. They help attract and retain talented people who, as individuals, want to be part of a Group that contributes meaningfully to society. They also drive the quality of our relationships with each other, our patients, consumers and other key stakeholders and ultimately should enable swifter progress in getting new medicines, vaccines and consumer healthcare products to our patients and consumers around the world. Our culture set by the Board is intended to deliver high standards of business conduct and promote the long-term success of the company.

Our purpose and values are supported by our expectations of courage, accountability, development and teamwork and by evolving a culture to foster increased pace and a performance edge. The Board receives regular reports from the CEO, CFO, Head of Human Resources and our global businesses, that update it on progress on the alignment between our strategy and our performance and values-based culture. The way in which the Board assures itself on this is described below.

During the year, the Board focused its culture discussions on employees’ experience of GSK and ways of working. The Audit & Risk Committee considered the risk and compliance aspects of our culture change and Performance in line with GSK’s Trust priority. The Board considered progress on culture change against research into our corporate reputation and insights and reflections from our key external stakeholders.

Culture change in a complex, global organisation such as GSK takes time and sustained effort. The Board is fully committed to this work because a healthy culture is a vital tool in unlocking and protecting value. The Board acknowledges that the biggest driver of our culture is the leadership of the company. The culture shift underway continues to be role modelled by the CET and the Board, where their words, actions and behaviours set the tone for employees and the wider workforce. Board members seek to lead by example by undertaking our Living our Values and Expectations training alongside the rest of the workforce. This training explores in particular our values, expectations and culture and their application to the company’s operations and ways of working.

The Board receives the results of our regular employee surveys as a principal means of assessing how the shift in culture is embedding in the organisation. A culture dashboard has also been introduced with four quantifiable indicators of progress of the people culture transformation, namely:

–	Appoint and promote the right people
–	Leadership capability

–	Employee engagement and

–	Ways of working.

The Board also receives regular updates from the Head of Human Resources, which analyse progress against these dashboard indicators.

The Board further supports the approach to culture change employed by management in seeking to appoint and promote the right people, enhancing the company’s governance controls and processes to further support and incentivise the right behaviours, and training and developing employees.

The company’s Code of Conduct embodies our values and expectations to which our corporate standards and employee policies are aligned. These include our longstanding Speak Up arrangements where employees can raise matters confidentially or anonymously without fear of reprisals and as such are living our values and expectations and doing the right thing. The Board, through the Audit & Risk Committee, regularly reviews Speak Up reports provided by Global Ethics and Compliance (GEC). Our Speak Up channels and cases are managed by an independent third party and cases are then investigated by GEC.

Our Code of Conduct, which is available on GSK.com, is kept under review by the Board and is refreshed at least every other year, with an updated version due to be published in 2020.

Further details on how we enable our culture change as well as invest in and reward our workforce are described on pages 10 and 35 respectively.

Our stakeholders

Engagement with the company’s main stakeholder groups, including our patients, shareholders, consumers, customers and employees, at all levels of the organisation and across the enterprise is summarised on pages 15 and 16 of our Strategic report.

This section of the Corporate Governance report sets out how the company’s key stakeholders’ interests were considered by the Board in its discussions and decision-making during the year. This should be read in conjunction with our Section 172 statement on page 111 and the areas that the statement cross-references in this Annual Report to provide a holistic view of how the Board discharges this duty.

Our stakeholders, rightly, have high expectations of us and the dynamic environment in which we operate presents challenges and opportunities that the Board seeks to respond to, whilst remaining commercially successful, upholding our reputation, maintaining our licence to operate, and building trust. To ensure that we are able to identify and respond to these expectations effectively, the Board engages with many of our key stakeholders directly or seeks to understand their views by other means to ensure that stakeholder sentiment can be appropriately considered during deliberations and decision-making.

The influence and importance of different stakeholder groups in Board discussions can vary depending on the matter under consideration. Indeed, different stakeholders interests can be in conflict, requiring balanced judgments to be exercised by the Board to arrive at its final decision.

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Responsible leadership continued

Stakeholder engagement and feedback provides an important means of identifying emerging issues that are then brought to the attention of the Board. This enables us to further consider our activities to enable us to deliver on our purpose and ultimately our goal to become one of the world’s most innovative, best-performing and trusted healthcare companies.

Our principal Board Committees, and the CET, have delegated powers that enable a more in-depth assessment and understanding of the impacts of the company’s actions or plans on stakeholders through engagement briefings.

In particular, the Board’s knowledge is informed by the work of the Corporate Responsibility Committee, which is described in more detail on page 109.

To further improve their understanding of stakeholder matters, Board members are also encouraged on an individual level to meet with employees, shareholders and other key stakeholders as part of their induction and thereafter on an ongoing basis for business awareness. They are encouraged to report to the Board on their experiences where relevant and material.

The Board is also advised of stakeholder views in a number of different ways, including:

–	The CEO’s Board Report

–	Monthly stakeholder perception reports

–	Businesses updates

–	Business development analysis and justifications

–	Board and Committee evaluations

–	Remuneration policy reviews and the wider workforce pay perspective

–	Culture and Succession planning updates

–	Workforce Engagement Director’s updates

–	Annual Governance Meeting

–	Annual General Meeting

–	Employee survey reports

–	Briefings during Annual Strategy meetings

–	The Annual Budget and Business planning process and

–	Corporate governance and regulatory development updates

During the year, the Board received and considered independent research into stakeholder perceptions of GSK’s corporate reputation and views on its approach to ESG issues.

Shareholder engagement

The Board seeks to directly engage with private retail and institutional shareholders in several ways. This includes regular communications, the Annual General Meeting, our Annual Governance Meeting, as well as the work of our Investor Relations team and the Company Secretary.

During the year, after publication of our quarterly results, the CEO, Emma Walmsley, and CFO, Iain Mackay, give presentations to institutional investors, analysts and the media by webcast teleconference. These presentations are made available on GSK.com.

They both maintain a continual and active dialogue with institutional shareholders on our performance, plans and objectives through a programme of regular meetings. During the year, they held over 60 individual meetings with major shareholders and they have hosted a total of nearly 40 group meetings with major shareholders and potential major shareholders.

Our Senior Independent Director (SID), Vindi Banga, conducted a series of meetings with investors and advisers to seek their views on our Chairman succession process.

As a key part of his induction, our new Chairman, Jonathan Symonds, wanted to hear what our shareholders thought of GSK. Jon has held over 20 introductory meetings with a range of investors comprising a third of the company’s share register. He was keen to meet fund and portfolio managers, as well as seeing governance professionals, so that he could gain a fuller picture of our major shareholders’ views and perspectives on GSK. The feedback he received is summarised in his Governance statement on page 76 and informed the 2019 Board review.

Annual Governance Meeting

In addition, the Board also holds an annual governance event with institutional shareholders, key investment industry bodies and proxy advisory firms. This year’s event was held in December 2019 in London and was hosted by the Chairman, our SID, and our Committee Chairs.

Jon shared updates on why he joined the Board and key areas of focus for the Board including:

–	his Induction, Shareholder meetings and initial impressions of GSK;

–	the Audit & Risk Committee Chair succession process;

–	the Board review and potential changes to the Governance architecture.

He also provided an update on behalf of the Workforce Engagement Director who was unable to attend.

Urs Rohner, our Remuneration Committee Chair, also took the opportunity to discuss progress with the Remuneration Committee’s review of executive remuneration ahead of the Remuneration policy vote at our Annual General Meeting in May 2020. Judy Lewent, our Audit & Risk Committee Chair, Lynn Elsenhans, our Corporate Responsibility Committee Chair, and Dr Jesse Goodman, who chairs our Science Committee, also provided overviews of the work of their respective Committees during the year.

The Annual Governance Meeting was well received and a number of thoughtful and incisive questions were asked of the Board members present on GSK’s R&D capabilities, strategy and the plans for separation of the Group. Listening to the views of our shareholders and receiving their feedback provided additional direct insights that were then shared with the rest of the Board at its next meeting.

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Responsible leadership continued

Annual General Meeting

All shareholders are invited to attend our Annual General Meeting. which will be held in May 2020 at the Sofitel London Heathrow Hotel. See further details on page 291.

Our 2019 Annual General Meeting had a good level of attendance and engagement from shareholders, which provided helpful insights to the Board on issues concerning them. All our proposed resolutions were approved by shareholders.

The level of support ranged from 88% to 99%. The full voting outcomes are available on GSK.com. Our Annual General Meeting provides an opportunity for all shareholders to put questions to our Board and the Chairs of each of our Board Committees during the formal proceedings, while providing shareholders with the chance to meet informally with our Directors who make themselves available before the meeting.

Workforce engagement

We described on page 90 of last year’s Annual Report why the Board had chosen to designate Dr Vivienne Cox as our Workforce Engagement Director to gather the views of our people. The Board believed this would provide the most direct and effective form of engagement for GSK. Vivienne is pleased to share below views on her inaugural year in the role.

The Board also takes the opportunity to engage with employees directly via receptions held around Board meetings. Our Non-Executive Directors also attend internal meetings and visit Group sites and report back on their findings.

Workforce Engagement Director

It is a year since the Board appointed me to this role. I have learned a great deal from the rich dialogue that I have enjoyed in meeting with a variety of our enthusiastic and dedicated employees.

I started with a comprehensive briefing on the Group from the Head of Human Resources perspective. I then agreed to make visits to employees who work at each of our principal businesses. This has allowed me to gain an understanding of our workforce’s views and attitudes on a range of meaningful issues, such as our IPT priorities, the culture shift underway in the organisation, our ways of working, our employee surveys and One80 manager feedback accountability, our approaches to Global health and the Modern employer agenda and also importantly to the eventual separation of the Group to create two new companies.

I am grateful to be assisted by the Head of Human Resources and the Company Secretary in devising a programme which consisted of visits to three key GSK sites which have given me exposure across the Group in countries where the company has a significant presence:

–	R&D – Upper Providence in Pennsylvania, USA, one of GSK’s major pharmaceutical R&D hubs;

–	Vaccines – Wavre, Belgium; and

–	Consumer Healthcare – Warren site in New Jersey, where I met with cross sections of the new workforce (including former Pfizer employees) in the new Joint Venture business.

The local management who welcomed me at these sites, did a great job of introducing me to members of the workforce, explained the nature of the sites’ operations and enabled me to hold direct, open and honest conversations. Meetings were held without management present, both individually and in group settings, to gain insights into the workforce experiences, concerns and perspectives. This was done partly through the use of ‘Let’s Talk’ – a GSK initiative whose use is discussed on page 35 of the Annual Report – it encourages the workforce to talk and share different points of view in an informal setting.

We were careful to ensure that I could engage with a diverse cross-section of the workforce in terms of seniority, gender, ethnicity, tenure of employment and job types. I am pleased that each meeting generated wide-ranging exchanges of opinion and insights.

I have also been pleased to have briefings from HR on the data collected from GSK’s employee surveys to understand the feedback they generate against different businesses and employee groupings. This provides helpful insights and is used as an input to determine which locations I visit whether in person or virtually.

There is a standing item on the Board agenda for me to share feedback on the substance of my workforce engagements. The Board uses my reports and those from other Non Executive Directors’ visits to GSK sites to measure the progress on the company’s Modern employer agenda which focuses on Inclusion and diversity, Employee health and wellbeing and development. During my visits I have noted a clear and consistent support for the Group’s strategy and IPT priorities and the commitment to employees to ‘Be You, Feel Good and Keep Growing’.

As we work to separate the Group, I will be working to provide a voice for the workforce as an important input for the Board. I am looking forward to developing my role further utilising technology via virtual meetings and using other employee forums to explore their perspectives. I am planning to undertake one event each quarter, which where possible, will align with Board visits or be held virtually. I look forward to reporting progress to you next year.

Finally, I have also enlisted input and feedback from my fellow Non-Executive Directors who are also active in visiting GSK sites and meeting employees, so that we can continue to build a more holistic view of perspectives and sentiment of our workforce across the Group.

Dr Vivienne Cox

Non-Executive Director

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Responsible leadership continued

This table sets out a list of principal decisions taken by either the Board or its Committees during 2019 and the regard to stakeholder interests and impacts.

Decisions	How Board/Committee has had regard to stakeholder interests	Stakeholder groups and other section 172 duties considered	Principal decision made by the Board and Board Committees
Sales force incentive (SFI) programme

The Audit & Risk Committee considered and recommended to the Board changes to our SFI programme in certain countries to reflect the growing shift in GSK’s portfolio to certain innovative Specialty Care products, including oncology.

In particular, it examined the value of these changes as a means of:

–  attracting and retaining the best sales force talent;

–  enhancing the quality of our dialogue with healthcare professionals (HCP); and

–  helping the company to better serve patients.

The Committee also stipulated the implementation of robust governance arrangements to underpin these changes that uphold our ethical and values-led approach to HCP engagement.

Stakeholders: HCPs and medical experts, employees, investors, governments and regulators, patients and consumers

Other s172 duties:

Long-term results, our workforce, business relationships and reputation

The Committee recommend the implementation of these limited SFI programme changes to the Board for approval.

To safeguard key stakeholder interests, the new SFI programme is being implemented in controlled phases across markets. A review of the robustness of the programme’s governance arrangements will be presented to the Committee later in the year.

Further details are available on page 97.

Business development and collaborations

The Science Committee and the Board has reviewed several business development deals and collaborations during the year. These have included the collaborations with Lyell Immunopharma and The University of California, to help GSK obtain competitive advantage, by adding pipeline optionality and enabling us to gain access to key technologies.

These arrangements were considered in the context of their promise to help GSK deliver transformational medicines to patients and the capabilities and talent being made available to the company.

		Stakeholders: Patients and consumers, employees and investors Other s172 duties: Long-term results, the workforce and our business relationships	The Science Committee recommended these collaborations from a scientific perspective prior to the Board approving them.
ESG Insights

The Corporate Responsibility Committee received and considered a perception study with investors specifically interested in the ESG aspects of our activities, to better understand the rapid rise in interest by investors in this area and their chief concerns.

The Committee noted and discussed investors’ desire to see sustained delivery of our Trust commitments and increased reporting aligned to both the Sustainability Accounting Standards Board (SASB) and the Taskforce on Climate-related Financial Disclosures (TCFD).

Stakeholders: Investors, governments and regulators, non-governmental organisations and multilateral organisations

Other s172 duties:

Long-term results, our business relationships, the community and our environment and reputation

The Committee decided to include SASB disclosures in the company’s 2019 ESG Performance Summary available on GSK.com, and make its first voluntary TCFD disclosure in the Annual Report (see page 46).

The Committee raised with the Remuneration Committee Chair and the Remuneration Committee the increasing importance of demonstrating the link between ESG performance and our remuneration outcomes for Executive Directors and the CET. The Remuneration Committee noted the importance of stressing the link between ESG and the delivery of GSK’s bonus awards for the Executive Directors. It was agreed that, in devising the new remuneration arrangements for the two businesses post separation, it would look more holistically at how it could highlight further and incentivise the importance of ESG to the success of the business and to minimise its impact on the environment.

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Responsible leadership continued

Decisions	How Board/Committee has had regard to stakeholder interests	Stakeholder groups and other section 172 duties considered	Principal decision made by the Board and Board Committees
Board governance and architecture	The Board engaged No 4 to undertake an external evaluation that included a review of our governance and Board architecture.	Stakeholders: Employees, investors, patients and consumers Other s172 duties: Long-term results and reputation

The Board agreed changes to its governance and architecture to improve further Board effectiveness and support management to be as effective and efficient as possible in delivering the transformation of the Pharmaceuticals and Vaccines business and the separation of the Consumer Healthcare business.

Further details are available on pages 76 to 78.

Remuneration policy review

Prior to developing the new 2020 Remuneration policy (the new policy), on behalf of the Remuneration Committee, the Chair met with the Head of Human Resources and the HR leads for each area of the business to hear their views on remuneration arrangements at GSK and consider further executive and wider workforce pay alignment opportunities.

The Chair consulted with investors and proxy advisers on the new policy proposals and the Committee then following the engagement, carefully considered the feedback before finalising the design of the new policy.

Stakeholders: Employees, investors, governments and regulators, and proxy advisers Other s172 duties: Long-term results, our workforce and reputation

The Committee approved the new policy, which is subject to a binding shareholder vote at our 2020 Annual General Meeting and includes measures to align our Executive Directors’ pension arrangements with those of the wider workforce. This has been a specific area of focus for investors and proxy advisers.

Further details are available on pages 116 to 118.

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Responsible leadership continued

2019 Board programme

The Board is responsible for the long-term success of the company and has the authority, and is accountable to shareholders, for ensuring that the Group is appropriately managed and achieves the strategic objectives it sets. In the performance of these duties, it has regard to the interests of GSK’s key stakeholders and the potential impact of the decisions it makes on all stakeholders. The Board discharges those responsibilities through an annual programme of meetings and during the year it focused on a number of specific areas outlined in the table, in line with its long-term IPT priorities underpinned by a continuing shift in culture. In addition, during the year the CEO met with Non-Executive Directors to discuss various matters, including the progress on the company’s strategy, succession planning and continuing regulatory investigations.

Areas of focus		Long-term priorities link

Strategy	The Board’s oversight of the execution of our strategy included:

	–	Receiving and discussing reports from our three principal businesses: Pharmaceuticals, Vaccines and Consumer Healthcare

	–	Holding joint Board and CET strategy day to discuss IPT priorities against external landscape changes, business performance, competitors and governance arrangements

	–	Receiving the CEO, CFO and CSO quarterly reports

Performance	The Board’s focus on performance included:

	–	Evaluating the CEO’s 2018 performance and setting her 2019 objectives

	–	Setting, reviewing and agreeing the annual budget & plan and forward looking three year forecast

	–	2019 annual talent & succession plan

	–	Scrutinising the Group’s financial performance

	–	Reviewing the quarterly financial results, dividend proposal, earnings guidance, investor materials and results announcements

	–	Confirmation of the Viability statement and going concern

	–	Approval of the statutory accounts

Governance	The Board’s approach to discharging its corporate governance duties included:

	–	Receiving reports from Board Committees

	–	Receiving reports from the External Auditor

	–	Chairman succession & appointment of the new Chairman

	–	Approving the 2018 Annual Report and Form 20-F

	–	Reviewing Annual General Meeting preparation and approving the 2019 Notice of the Annual General Meeting

	–	Calling a General Meeting to approve the Joint Venture with Pfizer Inc., and overseeing the execution of the deal

	–	Receiving reports on corporate governance and regulatory developments and receiving the Secretary’s report

	–	Considering observations and agreeing actions from the evaluation of the Board’s performance

	–	Annual setting of the Board’s priorities

	–	Approval of the Modern slavery statement

	–	Approval of the Gender pay gap disclosure

	–	Receiving the Annual quality update

Cultural transformation	–	Receiving cultural transformation updates

Engagement	The Board’s regard for stakeholder impacts included:

	–	Reviewing the Board governance architecture

	–	Receiving updates from the Workforce Engagement Director

	–	Reviewing employee survey results updates

	–	Corporate reputation research review

	–	Investor perception research review

Link to long-term priorities	Innovation	Performance	Trust	Culture

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Division of responsibilities

Corporate governance framework

The corporate governance framework in operation during 2019, which was established by the Board, is set out below. It was designed to clearly define responsibilities and accountabilities. The framework is designed to safeguard and enhance long-term shareholder value and to provide a platform to realise the Group’s strategy through GSK’s long-term priorities of IPT, that is consistent with its culture, values and expectations. Our internal control and risk management arrangements, described on pages 105 to 106 and 43 to 48, are an integral part of our governance framework.

Following the 2019 Board review, GSK’s Board governance and architecture were reviewed and enhanced further. A summary of the changes to be introduced following the review, is provided in the Chairman’s statement on pages 76 and 77.

  Scheduled Board and Committee attendance during 2019

	Board	Nominations	Audit & Risk	Remuneration	Science	Corporate Responsibility

Total number of scheduled meetings	6	6	6	5	3	4

Members	Attended	Attended	Attended	Attended	Attended	Attended

Sir Jonathan Symonds	2 (2)	2 (2)

Emma Walmsley	6

Iain Mackay	6

Dr Hal Barron	6

Vindi Banga	6	6	6	5

Dr Vivienne Cox	6			5		4

Lynn Elsenhans	6	6	6			4

Dr Laurie Glimcher	6		6		3

Dr Jesse Goodman	6				3	4

Judy Lewent	6	6	6	5	3

Urs Rohner	6			5

Sir Philip Hampton
Retired on 31 August 2019	4 (4)

Simon Dingemans
Retired on 8 May 2019	3 (3)

Number of ad-hoc meetings	15	1	6	6	2	2

For Directors who served for part of the year, the numbers in brackets denote the number of meetings the Directors were eligible to attend.

See the Committee reports for other attendees at Committee meetings, such as the Chairman, CEO and other Executive Directors, and the work of the Committees during the year. These reports are included later in the Corporate Governance report.

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Division of responsibilities continued

Clear division of Board roles and responsibilities
Leadership	Independent oversight and rigorous challenge

Chairman

Jonathan Symonds

–  Leads and manages the business of the Board

–  Provides direction and focus

–  Ensures clear structure for effective operation of the Board and its Committees

–  Sets Board agenda and ensures sufficient time is allocated to promote effective debate to support sound decision making

–  Ensures the Board receives accurate, timely and clear information

–  Meets with each Non-Executive Director on an annual basis to discuss individual contributions and performance, together with training and development needs

–  Shares peer feedback that is provided as part of the Board evaluation process

–  Meets regularly with all the Non-Executive Directors independently of the Executive Directors

–  Maintains a dialogue with shareholders on the governance of the company.

  The Chairman’s role description is available on GSK.com

Chief Executive Officer

Emma Walmsley

–  Responsible for the management of the Group and its three businesses

–  Develops the Group’s strategic direction for consideration and approval by the Board

–  Implements the agreed strategy

–  Is supported by members of the CET

–  Maintains a continual and active dialogue with shareholders in respect of the company’s performance.

  The Chief Executive Officer’s role description is available on GSK.com

Non-Executive Directors

–  Provide a strong independent element to the Board

–  Constructively support and challenge management and scrutinise their performance in meeting agreed deliverables

–  Shape proposals on strategy and offer specialist advice to management

–  Each has a letter of appointment setting out the terms and conditions of their directorship

–  Devote such time as is necessary to the proper performance of their duties

–  Are expected to attend all meetings as required.

Independence statement

The Board considers all of its Non-Executive Directors who are identified on pages 79 to 81 to be independent after being assessed against the circumstances set out in Provision 10 of the 2018 Code. The review and explanation of the continuing independence and commitment of Judy Lewent, who will after 1 April 2020 have served on the Board for over nine years, is described on page 77.

Senior Independent Director

Vindi Banga

–  Acts as a sounding board for the Chairman and a trusted intermediary for other Directors

–  Together with the Non-Executive Directors, leads the annual review of the Chairman’s performance, taking into account views of the Executive Directors

–  Discusses the results of the Chairman’s effectiveness review with the Chairman

–  Leads the search and appointment process and makes the recommendation to the Board for a new Chairman

–  Acts as an additional point of contact for shareholders, maintains an understanding of the issues and concerns of major shareholders through briefings from the Company Secretary and Investor Relations.

  The Senior Independent Non-Executive Director’s role description is available on GSK.com

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Composition, succession and evaluation

Nominations Committee report

  Jonathan Symonds

  Nominations Committee Chair

  Role

  The Committee reviews and recommends to the Board:

–	the structure, size and composition of the Board and the appointment of Directors and Committee members
–	succession to the Board and the CET.

   Membership

Committee members	Committee member since

Sir Jonathan Symonds – Chair from 1 September 2019	1 September 2019

Vindi Banga	1 January 2016

Lynn Elsenhans	27 January 2015

Judy Lewent	8 May 2014

Urs Rohner	1 January 2017

Philip Hampton	27 January 2015 until
(Former Committee Chair)	31 August 2019

Details of the Committee members’ skills and experience are given in their biographies under ‘Our Board’ on pages 79 to 81. See page 90 for Committee member attendance levels.

The Company Secretary is Secretary to the Committee and attends all meetings. Other attendees at Committee meetings may include:

Attendees	Regular attendee	Attends as required

Chief Executive Officer	✓

Head of Human Resources	✓

Appropriate external advisers		✓

   Advisory services

During the year, Egon Zehnder and Korn Ferry provided recruitment consultancy services to the Committee, in addition to recruitment and HR services which they provide to the company. Egon Zehnder provides executive coaching services to certain Directors. The Committee supports the engagement of executive search firms, such as Egon Zehnder and Korn Ferry, who have signed up to the Voluntary Code of Conduct on gender diversity and best practice. Egon Zehnder and Korn Ferry, with a number of other executive search firms, received accreditation in 2019 under the Enhanced Code of Conduct, for meeting exacting performance criteria and best practice standards in gender-balanced selection for FTSE 350 boards.

I am pleased to present my first report as Nominations Committee Chair.

During the year, the focus of the Committee was on Chairman succession. Our SID, Vindi Banga led the process that resulted in my appointment and his report on this process is outlined on page 94. I will comment on the other work of the Committee this year.

Board changes

Since I joined the Board, the Committee has focused on the search for Judy Lewent’s successor as Chair of the Audit & Risk Committee. We have made good progress and look forward to reporting the conclusion of our search in due course.

The Committee appointed Egon Zehnder and Korn Ferry to assist with this appointment. Broad selection criteria were used focusing on potential candidates with the following characteristics:

–	someone ideally from the pharmaceuticals industry;

–	a strong preference for a former CFO and/or candidates with audit committee experience to broaden the diversity of the talent pool being sought; and

–	ideally, a qualified accountant.

The Committee also considered the ideal transition for this important role and was very pleased when Judy Lewent agreed to remain in post for a further year, despite her nine years of service, before stepping down from the Board at the 2021 Annual General Meeting. This will help facilitate a smooth transition, especially given the recent change of CFO and auditor and the work underway to transform and separate the Group. The Committee was mindful that the 2018 Code indicated that Non-Executive Directors should not serve for more than nine years. However, after engagement with shareholders, it recommended to the Board this was the most appropriate way to proceed in the long-term interest of shareholders. The Board confirmed that, despite her nine years’ service, Judy continues to demonstrate the characteristics of independence in carrying out her role on the Board.

Iain Mackay started his role of Chief Financial Officer from 1 April 2019 after being appointed to the Board in August 2018. He joined the Board on 14 January 2019 and was elected at the Annual General Meeting on 8 May 2019. Simon Dingemans retired from the company following the same Annual General Meeting, following eight years of service as Chief Financial Officer. The process the Committee followed for Iain Mackay’s recruitment was described in last year’s report.

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Composition, succession and evaluation continued

Nominations Committee report continued

CET succession

During the year, the Committee reviewed the following internal senior executive appointments to the CET on the recommendation of the CEO.

–	Diana Conrad was appointed SVP, Human Resources in April 2019, succeeding Claire Thomas who had performed the role for over 10 years.

–	Sally Jackson was appointed to the expanded role of Senior Vice President, Global Communications and CEO Office and joined the CET in March 2019.

–	Deborah Waterhouse, CEO of ViiV Healthcare, joined the CET in January 2020.

Board composition, tenure and diversity

The Board has sought to balance its composition and tenure, and that of its Committees and to refresh them progressively over time so that they can benefit from the experience of longer serving Directors, and the fresh external perspectives and insights from newer appointees.

Non-Executive Directors are drawn from a wide range of industries and backgrounds, including the pharmaceuticals industry and R&D, vaccines, consumer products and healthcare, medical research and academia, and insurance and financial services, and have a wealth of experience of complex organisations with global reach. Many of our Board members have experience of long-cycle industries, which is of great assistance in understanding the industry in which we operate.

We are committed to the diversity of our Boardroom just as GSK is committed to equal opportunities for all our employees and in the wider workforce at all levels of the organisation. The Board and management seek to encourage a diverse and inclusive culture throughout GSK.

A key requirement of an effective Board is that it comprises a range and balance of skills, experience, knowledge, ethnicity, gender, social-economic backgrounds and independence, with individuals who are prepared to challenge each other and work as an effective team. This needs to be backed by a diversity of personal attributes, including character, intellect, sound judgement, honesty and courage.

In support of promoting the long term success of the company, the Committee is responsible for developing measurable objectives to assist the implementation of the Board’s diversity policy, including gender and ethnic diversity, and monitoring progress towards the achievement of these objectives. Our diversity policy is in line with the measurable targets set out in the:

–	Hampton-Alexander Review to increase the number of women in senior leadership positions in all FTSE 350 companies; and

–	Parker Review Commission’s report ‘Beyond One by ‘21’ to increase the ethnic diversity of appointments to the boards of FTSE 100 companies.

Progress towards our female ‘Board representation’ and ‘Combined Executive Committee and Direct Reports’ targets of at least 33% by 2020 was published in the FTSE Women Leaders 2019 report, which is reproduced below:

2019 Report Female		Female Representation as at 30 June 2019
Representation Metrics		Board	(2018)	Combined	(2018)
2020 FTSE 100 target		33.0%		33.0%
GSK		45.5%	(45.5%)	38.1%	(32.5%)
FTSE 100	average	32.4%	(30.2%)	28.6%	(27.0%)
	highest	50.0%	(50.0%)	61.3%	(47.0%)

As at the date of this Report we have 45.5% women on our Board (2018 – 41.7%) and 33.3% women on our CET (2018 – 21%).

Closing this gap between the Board and CET gender representation and further increasing the pipeline of female direct reports to the CET to achieve our 2020 target, was a particular area of attention. We are pleased that good progress has been made, such that at this stage we have exceeded our 2020 target on ‘Combined Executive Committee and Direct Reports’. The representation of women in management positions at GSK is illustrated on page 36, as part of the gender diversity of GSK’s global workforce.

We are also pleased to report that we are in line with the Parker Report’s recommendation.

The Committee met with all Non-Executive Directors present to receive and consider the succession plans for management and the Executive Directors to ensure a diverse pipeline of potential successors was available. The Committee also regularly reviews succession planning for Non-Executive members of the Board.

Committee evaluation

The Committee’s annual evaluation exercise was externally facilitated by No 4, who interviewed Committee members on my behalf. It was concluded that the Committee continued to operate effectively.

It was agreed that the Committee’s role should be expanded to encompass Corporate Governance matters, therefore freeing more time at the Board. The Committee will therefore be renamed the Nominations & Corporate Governance Committee. In addition, all Non-Executive Directors will be invited to participate in meetings of the Committee when it considers succession and talent.

Sir Jonathan Symonds

Nominations Committee Chair

3 March 2020

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Composition, succession and evaluation continued

Chairman succession report

Chairman succession

At the beginning of 2019, we announced that Sir Philip Hampton had informed the Board of his intention to step down as Chairman but would continue in his role until a new Chairman was selected and joined the Board. This was a good time for a transition as the company was delivering improved operating performance and had developed a clear new strategy for the next few years.

The selection process was led by myself as the Board’s SID. The Nominations Committee was expanded to comprise all Non-Executive Directors and supported by the Head of Human Resources and the Company Secretary. In addition, I sought input from the CEO, Emma Walmsley during the process, as appropriate.

The Committee began by developing and agreeing a job specification for the role of Chairman which included the skillset, experience and key leadership characteristics required to lead the GSK Board through the next stage for the company. We engaged Egon Zehnder and Korn Ferry, both of whom specialise in the recruitment of high calibre Chairs and Board Directors. Using both firms ensured that the process would be a truly global search and embrace as broad a talent pool as possible. Their work was validated from time-to-time to ensure that there were no gaps in the search process and that the committee was receiving the best possible market advice for this key appointment.

The job specification emphasised that the new Chairman would lead the Board through the Company’s next phase of development which would involve:

–	continuing to drive GSK’s strategy of building a sustainably growing Pharmaceuticals and Vaccines business by strengthening R&D delivery and the pipeline; consolidating the Tesaro acquisition; and undertaking further business development;

–	successfully integrating the Pfizer Consumer Healthcare business into the GSK Consumer business; whilst completing the divestment of Horlicks in India. This would thereby prepare the company for the creation of two separate listed entities, with separate governance structures for Pharmaceuticals, Vaccines and Consumer Healthcare.

–	whilst continuing to improve the company’s operating performance;

–	it was envisaged that the Chair would remain with the GSK Pharmaceutical & Vaccine company to provide appropriate stability and continuity. This was subject to performance and to be ratified by the Board at the appropriate time.

The following key personal attributes were identified in the job specification:

–	proven, respected Chair or a senior executive with considerable non-executive director (such as a Senior Independent or Lead Independent Director) experience in businesses of scale and complexity;

–	experience of the UK capital markets with an appreciation of US and other international shareholders;

–	good understanding of UK corporate governance;

–	experience of businesses with significant portfolio change including mergers, acquisitions and divestments;

–	experience with global scale and international markets;

–	life sciences experience was preferable, but not mandatory;

–	experience of a regulated industry;

–	reputation, stature and authority to command respect both externally and internally.

Whilst deciding the job specification described above, I also engaged with several shareholders and advisers and secured their input and advise.

The pool of suitable candidates began with a long list; after due consideration this was reduced to a short-list. Briefing reports on the shortlisted candidates were reviewed, after which the candidates met with myself and other Board members.

This process resulted in the Nominations Committee believing that Jonathan Symonds was the most suitable candidate to be GSK’s next Chairman. On 23 July 2019, in accordance with the Nominations Committee’s terms of reference and good governance, I chaired a meeting that recommended Jon’s appointment as a Non-Executive Director and the next Chairman. I also chaired a Board meeting on the same day (with Sir Philip being recused) at which this recommendation was approved unanimously. On 24 July 2019, I was pleased to announce that Jon would join the Board as Non-Executive Chairman with effect from 1 September 2019. Sir Philip stepped down from the Board with effect from 31 August 2019.

Jon met the independence requirements set out in the 2018 Code on appointment. As required by the Board-approved external appointments policy, his significant existing commitments, with an indication of time involvement, were disclosed and taken into consideration prior to his appointment. The Board noted in particular that Jon would step down from his role as Deputy Chair and Director of HSBC on 18 February 2020.

The Board was pleased to welcome Jon, who has exceptional experience in life sciences, and in the financial management and governance of complex, regulated global companies. Throughout his career Jon has demonstrated a passion for science and is known for his integrity and professionalism.

Vindi Banga

Senior Independent Director

94    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Composition, succession and evaluation continued

External evaluation of the Board

Details of the 2019 independent external evaluation of the Board conducted by No 4 are set out on page 78.

Progress on 2018 Board evaluation

Progress against the conclusions of the 2018 Board evaluation review is set out below.

Areas of focus for 2018	Progress/Achievements

Succession planning for the Board

The SID was running the search process for the next Chairman supported by a global executive search firm. Attendance at the Nominations Committee for this process was expanded to include all Non-Executive Directors.

The Nominations Committee has also been progressing the search for a successor for Judy Lewent, the Chair of the Audit & Risk Committee.

The comprehensive process led by the SID resulting in the appointment of Jonathan Symonds is described by the SID on page 94.

The Nominations Committee has also focused on the search for Judy Lewent’s successor. Good progress has been made to date. Details are given on page 77.

Oversight of R&D and pipeline revival and key business development transactions, and the proposed Consumer Healthcare joint venture with Pfizer

The Board would continue to monitor the performance of R&D, the pipeline and the integration and operation of the key business development transactions including: Tesaro, 23andMe, Merck KGaA, Darmstadt, Germany. It would also be reviewing and overseeing arrangements for the proposed Consumer Healthcare joint venture with Pfizer.

The Board and its Committees have monitored and overseen the successful integration and operation of the recent transactions.

The Board was also pleased to oversee the early completion of the Consumer Healthcare joint venture with Pfizer. It will continue to monitor management’s progress in integrating and growing the business.

Building Board relationships and culture in line with the CEO’s culture work across the Group

Continuing the evolution of the Board’s culture and building relationships as the membership changed, was an important area of focus especially with the impending Chairman succession.	The good progress being made in evolving the Board’s culture is noted in the 2019 Board review undertaken by No 4. See page 78.

Further enhancing the Board’s decision-making and ways of working
Opportunities to further enhance the Board’s decision-making and ways of working would continue to be considered to ensure that the Board can operate as effectively as possible.

The implementation of agreed enhancements to the ways of working and governance architecture of the Board and its Committees are described by the Chairman in his Governance statement on pages 76 and 77.

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Audit, risk and internal control

Audit & Risk Committee report

  Judy Lewent

  Audit & Risk Committee Chair

  Role

  The Committee reviews and is responsible for:

– financial and internal reporting processes

– the integrity of the financial statements, including the Annual Report and quarterly results announcements

– the system of internal controls

– identification and management of risks and external and internal audit processes and

– initiating audit tenders, the selection and appointment of the external auditor, setting their remuneration and exercising oversight of their work.

  Membership

Committee members	Committee member since
Judy Lewent – Chair from 1 January 2013	1 April 2011
Vindi Banga	1 January 2016
Lynn Elsenhans	1 January 2014
Dr Laurie Glimcher	1 September 2017

Details of the Committee members’ financial, accounting or scientific experience and expertise are given in their biographies under ‘Our Board’ on pages 79 and 81. See page 90 for Committee member attendance levels.

The Company Secretary is Secretary to the Committee and attends all meetings. The entire Board is invited to attend the Committee meetings and other attendees include:

Attendee	Regular attendee	Attends as required
General Counsel	✓
Group Financial Controller	✓
Head of Audit & Assurance	✓
Head of Global Ethics and Compliance	✓
Chief Medical Officer	✓
Chief Product Quality Officer		✓
External auditor	✓

In accordance with the FRC’s 2018 Code, the Board has determined that Judy Lewent has recent and relevant financial experience. The Board has also agreed that she has the appropriate qualifications and background to be an audit committee financial expert as defined by the Sarbanes-Oxley Act of 2002, and has determined that she is independent within the meaning of the Securities Exchange Act of 1934, as amended.

The Committee has, as a whole, competence relevant to the sector in which the company operates.

In the following pages of this report we aim to share insights into the activities undertaken or overseen by the Committee during the year. The Committee has worked largely to a recurring and structured programme of activities. I devise this programme with the Company Secretary and agree its content with management and the external auditors at the start of each year. It is then adapted as appropriate as the year progresses.

Financial reporting

The integrity of the financial statements, including the Annual Report and quarterly results announcements, is a key focus for the Committee. This includes the Committee’s assessment of the effectiveness of the internal controls over financial reporting. The Committee reviewed, at least quarterly, the company’s significant accounting matters, including contingent consideration liabilities, revenue recognition and accruals for returns and rebates, restructuring, tax and accounting for significant transactions, as well as the impact of changes to accounting standards.

The Committee’s position has always been to aim for clear and transparent financial disclosure in GSK’s financial reporting and to support a proactive approach that is in step with or ahead of guidance and requirements from regulators. In line with prior years, the Committee continued to review compliance with the latest guidance.

The Committee and the auditor discuss the significant issues in relation to the financial statements that the Committee considers periodically through the year and areas of particular audit focus and the outcomes of these overlapping areas of attention are disclosed separately on pages 154 and 165 of the Annual Report.

Audit reform and our external auditors

Reviews of the external audit industry have acknowledged that a diversity of stakeholders make use of a company’s audited accounts and statements and that poor quality audits can have significant negative repercussions upon the economy and society as a whole (albeit that an auditor’s responsibility in law is only to shareholders as a whole). Associated reform of the external audit market is therefore an area of regulatory development that the Committee is monitoring closely.

Another key activity of the Committee is to monitor the performance of Deloitte. 2019 was the second year Deloitte served as GSK’s external auditor. There was an extensive change management process, including a formal handover and observation of the previous auditor before Deloitte took over. An ‘After Action Review’ of Deloitte’s first audit was completed, as part of which approximately 120 key members of management were interviewed to gather feedback with respect to Deloitte’s first audit.

96    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Audit, risk and internal control continued

Audit & Risk Committee report continued

Learnings and efficiencies identified in the After Action Review were incorporated into the 2019 Audit Plan. Objectives for the 2019 audit were set, agreed and continue to be monitored by the Committee. Further information on the effectiveness of this year’s audit process is given on page 102.

The Committee discussed with Deloitte examples of how the use of analytical tools and insights have supported and improved the efficiency and effectiveness of its audit work.

Business development transactions

Oversight of the Tesaro transaction and the Consumer Healthcare JV with Pfizer has been a key priority for the Committee, given the importance of the success of these transactions to accelerate the Group’s strategy and reshape our business. The Committee has received regular reports on the integration and management of Tesaro. This has included reviewing the R&D risks of the deal itself, and monitoring the known operational, compliance and reputational risks, and he associated mitigation plans. The integration across the commercial and medical functions progressed well and was completed with effect from 1 January 2020.

The Committee also exercised responsibility for monitoring and overseeing the Consumer joint venture’s risk management and post day one due diligence. Because the JV operates in an extremely competitive and changing environment, the Committee has focused on the management of three enterprise risks that are relevant to the delivery of the joint venture’s strategic priorities: commercial practices, supply chain continuity and portfolio ingredient risk.

HCP and SFI changes

The Committee has devoted significant time during the year to reviewing the design and governance arrangements that formed part of the HCP engagement policy and the SFI programme changes. The move to the promotion of Speciality medicines, underpinned by the HCP and SFI changes, has been well executed and received positively both externally and internally. However, this presents an increased risk for potential unethical behaviour which is to be comprehensively controlled and mitigated.

At the end of 2019, the Committee received a presentation on the results from an HCP engagement theme review, conducted by Global Ethics and Compliance (GEC) and Independent Business Monitoring (IBM) across 13 markets, covering one third of eligible markets. The review had identified several process learnings which are being embedded across all the markets that are covered by the HCP engagement programme.

The Committee considered in detail the rationale around the limited changes to the SFI programme and the robust governance arrangements underpinning them within the context of GSK’s IPT priorities, before recommending the implementation of these policy changes to the Board in May 2019. The new SFI policy is being implemented in controlled phases across markets. The Committee received a report in December 2019 on the outcome of IBM monitoring of both the SFI activities and controls performed by GEC. Managing change to the SFI programme has and will continue to be a significant activity for the Committee, given the potential associated risks. Therefore, GEC is committed to performing a full IBM review of the SFI changes as they gain traction across the markets during 2020 and will present their findings and learnings to the Committee at the end of this year.

Fundamental to the success of the new SFI programme is strong leadership to continue to drive a culture of Performance with Trust, enforced with measured governance controls and zero tolerance for abuse. The Committee regularly monitors and reviews these internal controls and also held a deep-dive session with the leaders of GSK’s principal businesses to discuss their individual engagement, accountabilities and views on balancing Performance and Trust priorities in their own businesses.

Internal framework for control and risk management developments

Our risk management framework is well embedded and continually reviewed by the Committee. It enables the Board, through the Committee, to identify, evaluate and manage principal risks and is designed to support our Innovation, Performance and Trust priorities and cultural transformation. The framework provides for an effective hierarchy of Risk Management and Compliance Boards (RMCBs) within each of GSK’s businesses which promotes the ‘tone from the top’, establishes the risk culture and oversees the effective cascade and escalation of information regarding our internal controls. Along with GSK’s values, expectations and Speak Up processes, it ensures that the risks associated with our business activities are actively and effectively agreed and mitigated and provides reasonable assurance against material misstatement or loss. GEC has conducted an annual confirmation exercise to ensure that our risk management approach is consistent across GSK and to reinforce leadership accountability.

During the year, the Committee considered GSK’s risks and the strategies to address them. In doing so, it has drawn on annual business unit risk and strategy papers and also assurance update reports provided by Audit & Assurance (A&A) for GSK’s most significant risks, with an annual internal control and risk management effectiveness review from GEC.

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Audit, risk and internal control continued

Audit & Risk Committee report continued

Each principal risk is overseen by a CET member level risk owner to ensure proportionate controls are in place, with clear plans assigned to address any gaps. The Committee considers both current and emerging risks as part of its oversight of GSK’s risk management framework.

Emerging risks are defined as those which are visible to the organisation on a three-year horizon. Emerging risk assessments are performed as part of the remit of the RMCBs at all levels of the organisation. Additionally, an annual analysis of the Political, Economic, Social, Technological, Legal and Environmental (PESTLE) trends from the external environment is performed by the A&A team to identify emerging risk in GSK’s known Enterprise risk areas. Each year, the CET and Risk Oversight and Compliance Council (ROCC) conduct a formal risk review to consider emerging risks and whether sufficient information is available to support its inclusion in GSK’s principal risks list.

This review is supported by extensive analysis of external trends and insights, senior level interviews and recommendations from GSK’s key risk intelligence groups and risk management boards. Based on the 2019 review, the Committee agreed with the CET recommendation to escalate Environmental Sustainability as a standalone principal risk in 2020 given its significance to GSK. This was previously managed as a sub-risk of Environment, Health & Safety and Sustainability. Other risks which will require further focus going forward include transformation, pricing pressures and non-promotional engagement.

Enterprise risk management enhancements: The Committee has overseen the embedding by GEC of the new enterprise risk management cycle:

–	Enterprise risk plans have been completed for each of our enterprise risks and have been communicated to the businesses and functions for implementation. This has provided greater clarity across the organisation on the nature of our risks and what controls we expect to be in place;

–	Businesses and functions have given assurance that they have adopted these enterprise risk plans and only adapted them with the approval of the enterprise risk owner, driving consistency and better oversight;

–	A requirement for CET confirmation has been introduced across the Group in the most important risk areas reinforcing leader accountability for risk management and measuring how well the controls set out in the enterprise risk plans have been implemented and any gaps have been addressed; and

–	New enterprise risk reports for the ROCC have been introduced with more focus on data and key risk indicators, leading to better informed discussions on risk exposure and actions needed.

Each business reported to the Committee on key Internal Control Framework (ICF) improvements and simplification activities to further improve how we manage risks. These are summarised below:

Pharmaceuticals: Along with the embedding of the HCP engagement model as noted above, General Manager confirmation, which forms a component of the CET confirmation process, continues to be an important review of risks and mitigation plans that allows detailed area and regional oversight. The 2019 confirmation allowed for targeted discussions at RMCBs with a better understanding of the deployment of operating model changes, mitigation actions and accountability for local control efforts.

Vaccines: During the year, the Vaccines business has worked to increase the ICF maturity and improve effectiveness of its RMCBs. A new R&D governance model has been built around principles of faster decision making and a smart risk-taking approach. Vaccines has continued to perform comprehensive asset risk assessments complementing the implementation of the new enterprise risk management framework.

Consumer Healthcare: To better understand risks in-country a Country Risk Radar has been launched which helps to proactively identify higher risk countries by looking at culture, commercial KPIs and qualitative aspects. It provides judgement to where specific action plans are necessary to mitigate risk. An improved management monitoring toolkit was also developed to support General Manager self-assessments and to enhance control maturity.

A Consumer Healthcare distribution activity risk management framework has been developed to allow markets to understand the distributor activity risk dependent on the type of services delivered by the service provider. The tool provides guidance on expected controls to manage the risk which will be implemented globally by the end of March 2020.

ViiV Healthcare: One particular area of focus for ViiV has been further improving the effectiveness of RMCBs, driving robust risk discussion, clear risk owner accountability and proportionate risk mitigation.

Monitoring and compliance activities

Monitoring is a key part of our ICF. During 2019, GEC continued to mature its IBM framework for ABAC and Commercial practices risks. IBM is conducted across the enterprise with a significant focus on prioritising the monitoring of our highest risk activities and risk markets for review. In 2019, GEC has led over 70 IBM market visits across GSK’s principal businesses. The maturity of GSK’s IBM programme helps provide greater confidence that issues are being identified and therefore addressed earlier.

98    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Audit, risk and internal control continued

Audit & Risk Committee report continued

GSK Values & Expectations

GSK’s Values and Expectations are a high priority for the Committee. The A&A team conducted 18 Values Assurance Reviews (VARs) during 2019 to assess how well GSK’s values and expectations are embedded in the organisation. Insights from the VARs have identified two continuing areas of focus: creating an environment where people are comfortable speaking up about issues and challenging the status quo; and raising awareness of GSK’s expectations and helping people understand what they mean in the context of their roles.

Living our values and expectations: This year, the mandatory training strategy was focused on simplifying the key messages and behaviours that GSK wanted to communicate by compressing the training into smaller pieces to facilitate learning and retention, and through driving conversations between employees and line managers.

Data Analytics: Building on existing capabilities, GEC has established a Data analytics workstream which focuses on developing market-level Key risk indicators that are designed to signal where there may be potential issues in a business activity, and improving the quality of GEC data so it can be used to provide actionable insights to assist the business further in mitigating risk.

Monitoring of technology and InfoProtect

The Committee continues to monitor the effectiveness of risk management and internal control over the use of new technologies that impact the Financial controls and reporting enterprise risk. Given the fast pace of technological development, including the ability for new technologies to perform tasks traditionally undertaken by humans, the Committee considered in particular the impact of robotics and artificial intelligence.

Our Finance function aims to improve performance and efficacy, reduce costs and manage risk better by optimising the use of technology. GSK continues to develop cloud applications, robotics, visualisation tools and advanced analytics. Governance frameworks are in place to ensure that new technology is assessed, developed, piloted, deployed and monitored in a controlled manner.

InfoProtect: In recognising the potential impacts of a continuously evolving environment and the complexity of GSK’s footprint on this key enterprise risk, the Committee will now receive quarterly updates on information security. The Committee is also overseeing the introduction by our Chief Information Security Officer of an industry standard framework for monitoring and reporting on information security at GSK.

Committee evaluation

The Committee’s annual evaluation was externally facilitated by No 4, who interviewed Committee members on my behalf. It was concluded that the Committee continued to operate effectively. In terms of enhancements to the Committee’s deliberations the following improvement points were agreed:

The Committee should continue to have a strong focus on financial reporting, as well as monitoring the dashboard of all GSK’s enterprise risks and the process by which they are identified and prioritised. Following the review of the Board’s governance and architecture, the Committee will conduct more detailed reviews of GSK’s Financial controls and reporting, Anti bribery and corruption practices, Commercial practices, Privacy and Information security enterprise risks. Detailed review of GSK’s other enterprise risks will be undertaken by the Board Committee focused on that aspect of the business most closely. In addition, the Committee will be responsible for oversight of the financial components as we work towards separation.

Audit & Risk Committee Chair succession

I am approaching the end of my tenure on the Board. However, to facilitate a smooth transition to my successor, I have agreed to stay on the Board for a further year until the 2021 Annual General Meeting, subject to my re-election at the Annual General Meeting in May 2020. I look forward to working with and handing over to my successor once they are announced.

Judy Lewent

Audit & Risk Committee Chair

3 March 2020

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Audit, risk and internal control continued

What the Committee did during 2019

Areas of Committee focus	Items discussed	Frequency

Financial reporting	– Reviewed integrity of draft financial statements, appropriateness of accounting policies and going concern assumptions
– Considered approval process for confirming and recommending to the Board that the 2018 Annual Report is fair, balanced and understandable

– Reviewed and recommended to the Board approval of the 2018 Annual Report and Form 20-F

– Reviewed and recommended the statutory accounts

– Reviewed major restructuring reports

– Reviewed and recommended approval of quarterly and preliminary results announcements, dividends and earnings guidance

– Reviewed significant issues in relation to the quarterly and preliminary results

– Reviewed and approved Directors’ expenses

– Reviewed and recommended inclusion of the Viability Statement in the 2018 Annual Report

– Reviewed the Appropriateness of Accounting Policies

– Reviewed accounting developments and their impacts as well as key accounting issues

– Reviewed the financial reporting framework and disclosure arrangements

External auditor	– Performed evidence-based assessment of external auditor and the effectiveness of 2018 external audit
– Considered qualifications, expertise and independence of the external auditor

– Reviewed and approved audit/non-audit expenditure incurred during 2018

– Approved the 2019 audit plan and fee proposal and set performance expectations for auditor for the year

– Considered non-audit services fees for 2019 and the 2020 audit budget

– Considered the auditor’s report on the 2018 annual results

– Considered initial results of 2019 external audit

– Considered the external auditor review report, progress report & key judgemental items

– Considered internal controls over financial reporting

Global internal control and compliance	– Reviewed assurance reports from Global Pharmaceuticals (including ViiV, R&D and SFI Programme update), Vaccines and Consumer Healthcare, as well as the Global Support functions
– Confirmed compliance with Sarbanes-Oxley Act

– Received litigation reports and updates

– Received reports on continuing investigations and on Anti-bribery and corruption issues

– Reviewed GSK’s internal control framework and controls over financial reporting

– Reviewed Audit & Assurance work during 2018 and approved the work plan for 2019

– Reviewed the Tesaro Integration Plan

– Reviewed General Data Protection Regulation update

– Reviewed Internal Audit reports

Risk	– Reviewed risk management framework compliance

– Reviewed the risk elements of group treasury, pensions, risk and insurance, and tax policies

– Considered emerging risks

– Received status reports on each of the company’s Enterprise Risks (these Risks are disclosed on pages xx and xx)

– Received fraud, site security and cyber security risk assessment updates

– Received ROCC meeting updates

Governance and other matters	– Review of the new provisions and confirmation of compliance with the 2018 Code
– Reviewed the Committee’s terms of reference and confirmed that they had been adhered to during 2019

– Reviewed reports from the Disclosure Committee

– Reviewed the Committee’s performance and effectiveness

– Received corporate governance updates

– Reviewed the Group’s Modern Slavery Act statement

– Reviewed the company’s gender pay gap disclosures

– Considered the SFI Programme

– Reviewed technology in audit and assurance

– Reviewed the balance between Performance and Trust

– Met privately and separately with the Heads of GEC, A&A and the General Counsel

– Met privately with the external auditor at the end of each meeting, as appropriate

Committee Activity Key         Annually      Quarterly      Periodically      Standing

100    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Audit, risk and internal control continued

Significant issues relating to the financial statements

In considering the quarterly financial results announcements and the financial results contained in the 2019 Annual Report, the Committee reviewed the significant issues and judgements made by management in determining those results. The Committee reviewed papers prepared by management setting out the key areas of risk, the actions undertaken to quantify the effects of the relevant issues and the judgements made by management on the appropriate accounting required to address those issues in the financial statements.

The significant issues considered in relation to the financial statements for the year ended 31 December 2019 are set out in the following table, together with a summary of the financial outcomes where appropriate. In addition, the Committee and the external auditor have discussed the significant issues addressed by the Committee during the year and the areas of particular audit focus, as described in the Independent Auditor’s Report on pages 154 to 165.

Significant issues considered by the Committee in relation to the financial statements	How the issue was addressed by the Committee
Going concern basis for the preparation of the financial statements

The Committee considered the outcome of management’s half-yearly reviews of current and forecast net debt positions and the various financing facilities and options available to the Group. Following a review of the risk and potential impact of unforeseen events, the Committee confirmed that the application of the going concern basis for the preparation of the financial statements continued to be appropriate.

Revenue recognition, including returns and rebates (RAR) accruals

The Committee reviewed management’s approach to the timing of recognition of revenue and accruals for customer returns and rebates. The US Pharmaceuticals and Vaccines accrual for returns and rebates was £4.2 billion at 31 December 2019 and the Committee reviewed the basis on which the accrual had been made and concurred with management’s judgements on the amounts involved. A fuller description of the process operated in the US Pharmaceuticals and Vaccines business in determining the level of accrual necessary is set out in ‘Critical accounting policies’ on page 72.

Provisions for legal matters, including investigations into the Group’s commercial practices

The Committee received detailed reports on actual and potential litigation from both internal and external legal counsel, together with a number of detailed updates on investigations into the Group’s commercial practices. Management outlined the levels of provision and corresponding disclosure considered necessary in respect of potential adverse litigation outcomes and also those areas where it was not yet possible to determine if a provision was necessary, or its amount. At 31 December 2019, the provision for legal matters was £0.2 billion, as set out in Note 31 to the financial statements, ‘Other provisions’.

Provisions for uncertain tax positions

The Committee considered current tax disputes and areas of potential risk and concurred with management’s judgement on the levels of tax contingencies required. At 31 December 2019, a tax payable liability of £0.8 billion, including provisions for uncertain tax positions, was recognised on the Group’s balance sheet.

Acquisitions of Tesaro and Pfizer Consumer Healthcare business

The Committee considered the judgements made by management on the acquisition date valuations of the assets and liabilities acquired, in particular the valuations of intangible assets. The intangible assets acquired with Tesaro were valued at £3.1 billion and with the Pfizer Consumer Healthcare business, £12.4 billion. The Committee concurred with management’s valuation judgements. Further details are provided in Note 40 to the financial statements, ‘Acquisitions and disposals’.

Impairments of intangible assets

The Committee reviewed management’s process for reviewing and testing goodwill and other intangible assets for potential impairment. The Committee accepted management’s judgements on the intangible assets that required writing down and the resulting impairment charge of £130 million in 2019. See Note 20 to the financial statements, ‘Other intangible assets’ for more details.

Valuation of contingent consideration in relation to ViiV Healthcare

The Committee considered management’s judgement that the unwind of the discount on the liability was largely offset by updated exchange rate assumptions and adjustments to sales forecasts. After cash payments of nearly £0.9 billion in the year, at 31 December 2019, the Groups’ Balance sheet included a contingent consideration liability of £5.1 billion in relation to ViiV Healthcare. See Note 32 to the financial statements, ‘Contingent consideration liabilities’ for more details.

ViiV Healthcare put option	The Committee reviewed and agreed the accounting for the Pfizer put option and concurred with management’s judgement on the valuation of the put option of £1.0 billion at 31 December 2019.

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Audit, risk and internal control continued

Auditor’s re-appointment

External auditor

Following an audit tender process conducted by the Committee which concluded in December 2016, Deloitte’s appointment as the auditor of the company and the Group was approved by shareholders at the Annual General Meeting in May 2018.

There were no contractual or similar obligations restricting the Group’s choice of external auditor.

The Committee considers that during 2019, the company has complied with the mandatory audit processes and audit committee responsibility provisions of the Competition and Markets Authority Statutory Audit Services Order 2014.

Effectiveness and quality of external audit process

The Committee is committed to ensuring on an ongoing basis that GSK receives a high quality and effective audit from its external auditor. In evaluating Deloitte’s performance during 2019, prior to making a recommendation on their re-appointment in early 2020, the Committee reviewed the effectiveness of its performance against the criteria which it agreed, in conjunction with management, at the beginning of 2019. The criteria are set out on page 103.

In undertaking this review, the Committee considered:

–	the overall quality of the audit;

–	the independence of Deloitte; and

–	whether they have exhibited an appropriate level of challenge and scepticism in their work.

Because Deloitte had recently been appointed GSK’s auditor, its length of tenure was not taken into account when assessing its independence and objectivity. However, the Committee did consider overall how effectively Deloitte had assumed its role as auditor.

Finally, the Committee considered feedback on the 2019 external audit through a survey that sought views from Committee members and the financial management team at corporate and business unit level.

It covered the:

–	effectiveness of challenge by the auditor;

–	Deloitte’s integrity;

–	transparency of its reporting to management and the Committee;
–	clarity of communication by the auditor and its ways of working;

–	alignment of the 2019 audit to the Group’s investment in SAP;

–	quality of the audit team’s leadership; and

–	skills and experience of the audit team.

The Committe Chair regularly meets independently with the audit partners. In addition, at the end of each face to face meeting the Committee meets with the auditor to exchange views on progress to date, as appropriate.

Having reviewed all this feedback, and noted any areas of improvement to be implemented in respect of the Audit team for the 2020 audit, the Committee: was satisfied with the:

–	effectiveness of the auditor and the external audit process; and

–	auditor’s independence, qualifications, objectivity, expertise and resources.

The Committee therefore agreed to recommend to the Board the re-appointment of Deloitte at the forthcoming Annual General Meeting.

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Governance and remuneration
Financial statements
Investor information

Audit, risk and internal control continued

Auditor’s re-appointment continued

The detailed criteria the Committee used for judging the effectiveness of Deloitte as the external auditor and its overriding responsibility to deliver a smooth-running, thorough and efficiently executed audit for 2019 are set out below:

Performance expectations for GSK’s external auditor 2019

Audit approach and strategy:	– Leverage a centrally controlled audit approach, ensuring that GSK group, joint venture and local statutory entities were audited once and once only;

–  Refine a consistent technology-led audit with enhanced risk assessment and analytical procedures, providing insights that combined data trend analysis, process cycle pathways, and the identification of audit risks, ensuring a well-informed and efficient audit; and

– Deliver a focused and consistent audit approach globally that reflected local risks and materiality.

High quality independent audit:	– Adhere to all independence policies (GSK’s, the FRC’s 2016 Revised Ethical Standard and applicable SEC standards);
– Maintain a relentless focus on audit quality and Deloitte’s internal quality control procedures;
– Provide timely clarity on assessments of accounting treatments and ensure consistency of advice at all levels;
– Maintain a forward-thinking approach by raising potential issues or concerns as soon as identified;
– Provide timely up-to-date knowledge of technical and governance issues, including evolving market practice on the Viability Statement requirements, ESMA/SEC guidelines and new IFRSs (i.e. IFRS 16);
– Serve as an industry resource; communicating best practice trends in reporting and integrated reporting; and
– Provide high quality and succession planning of key staff members of Deloitte and ensure their technical skillsets are continuously enhanced.

Effective partnership:	– Deliver a smooth running, thorough and efficiently executed audit by:
– Discussing approach and areas of focus in advance and early engagement on understanding the implications of the new operating model;
– Ensuring Sarbanes Oxley scope and additional procedures were discussed and understood by management and communicated on a timely basis within GSK and Deloitte;
– Timely reporting of issues at all levels within the Group;
– Early engagement on and provision of impact assessments of key judgements;
– Ensuring clarity of roles and responsibilities between local Deloitte and Finance Services;
– Responding to any issues raised by management on a timely basis;
– Meeting agreed deadlines;
– Providing sufficient time for management to consider draft auditor reports and respond to requests and queries; and
– Consistent and timely communication and engagement between local and central audit teams, and across all GSK stakeholder groups.
– Liaise with A&A to avoid duplication of work and GEC to ensure a common understanding of audit findings, adopting a collaborative approach to solving issues; and
– Ultimately provide a high-quality service to the Board, shareholders and relevant stakeholders be scrupulous in its scrutiny of the Group and act with utmost integrity.

Value for money:	– Work closely with management to agree on scope changes, overruns and efficiencies and set clear milestones for continuous monitoring; and

–  Provide transparency of audit time and cost incurred analysis against budget, identifying areas that will enable reduction in audit hours without compromising audit quality and commensurately reducing audit fees.

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Audit, risk and internal control continued

Non-audit services

There is a presumption that non-audit services will be provided by other accountancy firms.

However, where the external auditor’s skills and experience make them the only suitable supplier of the non-audit service they may be authorised to provide non-audit services (such as audit-related, tax and other services). In accordance with GSK’s policy, the Committee ensures that auditor objectivity and independence will be safeguarded by reviewing and pre-approving such services.

The following core policy guidelines on engaging the external auditor to provide non-audit services are observed:

–	Process: all non-audit services over £50,000 are put out to competitive tender with financial service providers other than the external auditor, in line with the Group’s procurement process, unless the skills and experience of the external auditor make them the only suitable supplier;

–	Safeguards: ensuring adequate safeguards are in place so that the objectivity and independence of the Group audit are not threatened or compromised; and

–	Fee cap: ensuring that the total fee payable for non-audit services does not exceed 50% of the annual audit fee, except in special circumstances where there would be a clear advantage in the company’s auditor undertaking such additional work.

–	The company’s policy complies with the FRC’s 2016 Revised Ethical Standard and the EU Audit Regulation and the Sarbanes-Oxley Act of 2002. The company’s policy contains the following three guidelines:

Fee cap: there is a cap of 50% of the annual audit fee which is more stringent than the FRC’s fee cap set at 70% of the average fees for the preceding three-year period.

Prohibitions: GSK’s policy includes a ‘black list’ of prohibited non-audit services.

Pre-approval: The category-wide pre-approval process reflects the restrictions in the FRC’s 2016 Guidance on Audit Committees, so that all non-audit services:

–	over £50,000 are pre-approved by the Committee Chair and CFO as delegated by the Committee;

–	between £25,000 and £50,000 are pre-approved by the Group Financial Controller; and

–	under £25,000 are approved by a designate of the Group Financial Controller.

Fees paid to the company’s auditor and its associates are set out below. Further details are given in Note 8 to the financial statements, ‘Operating profit’.

Fair, balanced and understandable assessment

One of the key compliance requirements of a group’s financial statements is for the Annual Report to be fair, balanced and understandable. The co-ordination and review of Group-wide contributions into the Annual Report follows a well-established and documented process, which is performed in parallel with the formal process undertaken by the external auditor.

The Committee received a summary of the approach taken by management in the preparation of GSK’s 2019 Annual Report to ensure that it met the requirements of the FRC’s 2018 Code. This enabled the Committee, and then the Board, to confirm that GSK’s 2019 Annual Report taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the company’s position and performance, business model and strategy.

Code of Conduct and reporting lines

We also have a number of well-established policies, (including a Code of Conduct), which are available on GSK.com, together with details of our confidential ‘Speak Up’ reporting lines for the reporting and investigation of unlawful conduct. An updated version of the Code of Conduct was last published in April 2018.

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Audit, risk and internal control continued

Internal control framework

The Board recognises its obligation to present a fair, balanced and diligent assessment of GSK’s current position and prospects. The Board is accountable for evaluating and approving the effectiveness of the internal controls, including financial, operational and compliance controls, and risk management processes operated by GSK.

The Internal Control Framework (the Framework) is a comprehensive enterprise-wide risk management model and the means by which GSK ensures the reliability of financial reporting and compliance with laws and regulations. The Framework supports the continuous process of the Board’s identification, evaluation and management of the Group’s principal risks, as required by the FRC’s 2018 Code, and is designed to manage the risk of not achieving business objectives.

A fit for purpose Framework, in conjunction with our corporate values, expectations and ‘Speak Up’ processes, ensures that the risks associated with our business activities are actively and effectively controlled in line with the agreed risk appetite. We believe the Framework provides reasonable, but not absolute, assurance against material misstatement or loss.

The Group’s ROCC, a team of senior leaders, is mandated by the Board to assist the Committee in overseeing risk management and internal control activities. It also provides the business with a framework for risk management and upward escalation of significant risks. Each business unit has a risk board structure which reports to the ROCC. The business unit RMCBs are responsible for promoting the local ‘tone from the top’ and risk culture, as well as ensuring effective oversight of internal controls and risk management processes.

Each principal risk has an assigned risk owner who is a member of senior management. The risk owner is accountable for the management of his/her respective principal risk, including the setting of risk mitigation plans, their implementation and for reporting on the risk management approach and progress to the ROCC and the Committee every year. The ROCC and the RMCBs are assisted by GEC, which is responsible for advancing risk management across the enterprise and for the development of working practices that are risk-based and ethically sound. GEC actively promotes ethical behaviours through enabling all members of the organisation to operate in accordance with our values, and to comply with applicable laws and regulations.

A&A, in line with an agreed assurance plan, provides independent assurance to senior management and the Board on the effectiveness of risk management across the Group. This assurance helps senior management and the Board to meet their oversight and advisory responsibilities in fulfilling the Group’s strategic objectives and building trust with patients and other stakeholders. A&A has a dual reporting line into the CFO and the Committee.

The Committee receives regular reports from business units, principal risk owners, GEC and A&A on areas of significant risk to the Group and on related internal controls. These reports provide an assessment on the internal control environment within each principal risk area, including enhancements to strengthen the control environment. Following the consideration of these reports, the Committee concludes on the effectiveness of the internal control environment and reports to the Board annually. In accordance with the FRC’s 2018 Code provisions, the Board, through the authority delegated to the Committee, has conducted a robust assessment of the Group’s principal risks. This includes the consideration of the nature and extent of risk it is willing to take in achieving the Group’s strategic objectives. The Board, through the Committee, has maintained oversight to ensure the effectiveness of the internal control environment and risk management processes in operation across the Group for the whole year, and up to the date of the approval of this Annual Report.

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Audit, risk and internal control continued

Internal control framework continued

The Board’s review focuses on the company and its subsidiaries and does not extend to material associated undertakings, joint ventures or other investments, although it considers the risk of the company’s participation in these activities. There are established procedures and controls in place to identify entities whose results must be consolidated with the Group’s results. We believe the process followed by the Board, through the Committee, in reviewing regularly the system of internal controls and risk management processes is in accordance with the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting issued by the FRC.

A review of the Group’s risk management approach is further discussed in the ‘Risk management’ section of the Strategic report on pages 43 to 46. Our management of each principal risk is explained in ‘Principal risks and uncertainties’ on pages 275 to 287. The Group’s viability is discussed in the Group financial review section of the Strategic report on page 47.

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Financial statements
Investor information

Science Committee report

  Dr Jesse Goodman

  Science Committee Chair

  Role

  The Committee:

–	undertakes periodic reviews of R&D strategy and progress
–	assesses the overall performance, including relevant financial metrics, effectiveness and competitiveness of R&D
–	helps identify critical emerging trends in science and medicine and their potential impact on the company;
–	undertakes periodic reviews of the company’s scientific capability and talent
–	reviews the scientific opportunity in specific large scale investments or business transactions, and
–	reviews the output of the Group’s science advisory boards.

  Membership

Committee members	Committee member since
Dr Jesse Goodman – Chair from 1 January 2017	1 January 2017
Dr Laurie Glimcher	1 September 2017
Judy Lewent	1 January 2017

Details of the Committee members’ skills and experience are given in their biographies under ‘Our Board’ on pages 79 to 81. See page 90 for Committee member attendance levels.

The Company Secretary is Secretary to the Committee and attends all meetings. Other attendees at Committee meetings may include:

Attendee	Regular attendee	Attends as required
Company Chairman	✓
Chief Executive Officer	✓
Chief Scientific Officer and President, R&D	✓
President, Global Vaccines		✓
Independent senior external scientific adviser(s)		✓
Chief Financial Officer		✓
Other company executives		✓

I am pleased to present my third report as Chair of the Science Committee (the Committee).

During 2019, the Committee has worked to support the Board and Dr Barron, our CSO, in considering our science, technology and culture as part of the new R&D strategy.

The Committee operated to a programme of activities to help discharge its responsibilities. Items considered included:

–	regular updates on our Pharmaceuticals’ and Vaccines’ assets;

–	regular updates on the R&D strategy;

–	scientific and technical review of Business deals to strengthen our pipeline;

–	oversight of R&D pipeline milestones (including project portfolio governance gates) and progress on R&D goals; and

–	progress on R&D’s culture and talent.

Pharmaceuticals R&D

The Committee was pleased to observe Pharma R&D’s significant progress in strengthening the pipeline through a focus on the science related to the immune system, the use of human genetics, and other advanced technologies, while creating a culture that fosters an innovative mindset. A new governance model was embedded that centralised key functional capabilities. Changes included a refocus on a smaller number of promising projects and the move away from the Discovery Performance Unit model to three large research units focusing on our priority areas of immunology and genetics. The pipeline continues to evolve with 14 assets progressing or being added, 8 terminations and 3 medicines being approved in 2019, resulting in 39 medicines currently being developed. R&D continues to attract talented individuals to work in and with R&D to help deliver our new approach of Science x Technology x Culture.

Vaccines R&D

The Committee oversaw significant changes to Vaccines’ R&D strategy to secure growth from our existing portfolio and to unlock new and emerging vaccines fields. One of these key changes has been the creation of an integrated Development organisation.

To further develop and maintain a greater insight and understanding of our Vaccines business, I was pleased to visit Wavre in Belgium and Rockville in Washington. During both visits I enjoyed meeting with employees and members of R&D who brought to life the impressive scientific activities being undertaken within Vaccines.

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Science Committee report continued

Collaborative approach

The Committee was pleased to review from a scientific perspective new key collaborations with strategic partners which will help enable GSK to strengthen its pipeline and gain real advantages for patients and the company. These collaborations will enable us to obtain competitive advantage, by adding pipeline optionality and enable us to gain access to key technologies. These have included:

Lyell Immunopharma: GSK entered a five-year collaboration to develop new technologies to improve cell therapies for cancer patients. The collaboration will apply Lyell’s technologies to further strengthen and complement our cell therapy pipeline.

The University of California: establishing a state-of-the-art laboratory for CRISPR technologies, the Laboratory for Genomics Research. This new laboratory will explore how gene mutations cause disease and develop new technologies using CRISPR to rapidly accelerate the discovery of new medicines. The collaboration will build on GSK’s existing collaborations with companies such as 23andMe, which are able to deliver genetic information at scale, improving the probability of R&D success.

Positive outlook/R&D priority assets & Forward strategy

In addition, the Committee was pleased to note a number of positive developments during the year, which underscore moves towards a promising future outlook for R&D. These have included:

–	In 2019 the R&D pipeline achieved 3 major approvals, made 8 submissions, had 6 positive read-outs from pivotal studies and progressed 4 new assets into pivotal studies.

–	The pivotal study read-outs included positive data on our key late-stage oncology therapies – Zejula for women with ovarian cancer, belantamab mafodotin for patients with multiple myeloma and dostarlimab for patients with endometrial cancer.

–	The National Medical Products Administration approved the Shingrix vaccine for use in China; and

–	A large-scale pilot implementation of RTS,S/AS01 Mosquirix, the malaria vaccine in Malawi, Ghana and Kenya.

Committee evaluation

The Committee’s annual evaluation was externally facilitated by No 4, who interviewed Committee members on my behalf. It was concluded that the Committee continued to develop well.

Given the critical importance of strengthening the pipeline, the Committee will focus on science at a deeper level to support further the Board’s understanding and provide reassurance and guidance. Going forward, the Committee will have three broad objectives:

–	that the key scientific assumptions in the company’s strategy remain valid;

–	technical assurance; and

–	risk oversight of our research practices and patient safety enterprise risks.

I look forward to reporting further progress next year.

Dr Jesse Goodman

Science Committee Chair

3 March 2020

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Governance and remuneration
Financial statements
Investor information

Corporate Responsibility Committee report

  Lynn Elsenhans

  Corporate Responsibility Committee Chair

  Role

  The Committee:

–	reviews issues that have the potential for serious impact upon GSK’s business and reputation
–	has oversight of the views and interests of internal and external stakeholders
–	considers GSK’s Trust priority and annual governance oversight of progress against GSK’s Trust commitments which reflect the most important issues for responsible and sustainable business growth.

  Membership

The membership of the Committee and appointment dates are set out below:

Committee members	Committee member since

Lynn Elsenhans –	1 October 2012
Chair from 8 May 2015

Dr Vivienne Cox	1 July 2016

Dr Jesse Goodman	1 May 2016

Details of the Committee members’ skills and experience are given in their biographies under ‘Our Board’ on pages 79 to 81. See page 90 for Committee member attendance levels.

The Company Secretary is Secretary to the Committee and attends all meetings. Other attendees at Committee meetings may include:

Attendee	Regular attendee	Attends as required
Company Chairman	✓

Chief Executive Officer	✓

Chief Scientific Officer and President, R&D		✓

General Counsel	✓

President, Global Affairs	✓

President, Pharma Supply Chain	✓

President, Global Pharmaceuticals		✓

President, Global Vaccines		✓

CEO, GSK Consumer Healthcare		✓

SVP, Human Resources		✓

SVP, Corporate Affairs		✓

VP, Trust and Global Health	✓

Other Executives		✓

As Chair of the Corporate Responsibility Committee (the Committee) I am pleased to present the Committee’s 2019 report.

The Committee forms an important part of the Board’s oversight of the company’s Trust priority, ensuring the CET is working to deliver long-term value for both shareholders and society.

The Committee has a rolling agenda and receives reports from CET members and senior managers to ensure that actions and progress on the company’s commitments are reviewed on a regular basis. This includes monitoring how the company works to engage effectively with a broad range of stakeholders and responds to the high external expectations of GSK as a global healthcare company.

Areas of focus in 2019

The Committee has again focused its time on areas that are material to our stakeholders and long-term business success. This year, the work of the Committee included scrutiny on progress against commitments to support the company’s Trust priority that are set in the context of external trends and stakeholder expectations. The Committee has reviewed and approved the company’s reporting on progress on commitments, which are set out in the Trust section on pages 30 to 42.

During the year management presented to the Committee on a number of topics across the breadth of the Trust priority:

Science and technology for global health: The Committee reviewed areas of most significant progress against the company’s new global health strategy, which is led by science and emphasises the importance of sustainable funding models. The Committee discussed sustaining the momentum of the good early progress made to ensure the best outcomes for patients and the company, while acknowledging the commercial and business benefits of investment in this area.

Affordability and availability: During the year we continued to focus on access and affordability, and the company’s commitment to making our products available at prices that are responsible and sustainable for the business. We reviewed the global pricing strategies of the Pharmaceuticals business with a particular focus on the US environment as the company’s largest single market, and where the operating context continues to evolve.

Modern employer: The Committee reviewed progress of the company’s commitments to be a Modern employer which centre on engaged people, inclusion and diversity, health, wellbeing and development. The Committee discussed good progress on gender and LGBT targets, use of the Employee Assistance Programme and the robust deployment of the One80 manager assessment tool, to identify issues and help further improve line management’s performance.

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Corporate Responsibility Committee report continued

Responsible business: The Committee reviewed the progress made on GSK’s commitments to the fundamentals of being a responsible business. This included oversight of our ethics and values, the responsible use of data and scientific engagement. We also reviewed progress on measures to reduce our environmental impact by one quarter by 2030, and emerging environmental risks including plastics usage. The Committee discussed the assessment of the company’s plastics footprint and plans to reduce use where possible.

Stakeholder engagement and insights

The Committee pays close attention to the evolving views and expectations of the company’s broad range of key stakeholders. A regular report on stakeholder insights is reviewed and discussed at each meeting to ensure the Committee considers the issues that may have a bearing on the company’s reputation and the delivery of its responsible business agenda. The Committee also received an update on GSK’s reputation research to understand relevant insights for its strategy. Employee insights were discussed in relation to the company’s Modern employer agenda and the results of the employee survey.

This year we have continued to enjoy positive engagement with investors on our approach to Performance and Trust. I meet directly with shareholders to understand any issues and concerns they may have and other Committee members also meet informally with shareholders before and after the Annual General Meeting. The Committee also reviewed a perception study with investors interested in the ESG aspects of our activities, to better understand the rising interest of investors in this area and what matters to them. The Committee discussed the perceptions of our strengths in this area, including the management of ESG risks and opportunities, that these are well integrated into our strategy; that the quality of our ESG disclosures is strong. The Committee noted investors desire to see sustained delivery of our Trust commitments and increased reporting aligned to the Sustainability Accounting Standards Board (SASB) and the Taskforce on Climate-related Financial Disclosures (TCFD). The Company has included SASB disclosures in the 2019 ESG Performance Summary available online, and our first voluntary TCFD disclosure is given on page 46.

I have highlighted to our Remuneration Committee Chair the emerging importance of establishing a link between ESG performance and our remuneration outcomes for Executive Directors and the CET.

Finally, the Committee was very pleased to see the company perform well in two key external benchmarks, securing first position in the Dow Jones Sustainability Index for the pharmaceutical industry in 2019, and continuing to hold first position in the Access to Medicine Index since 2008.

Committee evaluation

The Committee’s annual evaluation was externally facilitated by No 4, who interviewed Committee members on my behalf. It was concluded that the Committee continued to operate effectively.

Given the increasing importance of ESG factors, more will need to be done in this regard in the coming years and the Committee was pleased to have the Board’s support to progress further its work in this area, in particular in respect of environmental sustainability.

Committee aims for 2020

Over the next year we will continue to scrutinise and monitor GSK’s material Trust topics, including one of management’s key priorities to continue building and protecting the company’s reputation, with a strong focus on innovation. The Committee considers that the company is well positioned in 2020 to support the continuing delivery of our Trust priority.

Lynn Elsenhans

Corporate Responsibility Committee Chair

3 March 2020

Work of the Committee during 2019

Area of responsibility	Items addressed during 2019

External issues that have the potential for serious impact upon GSK’s business and reputation	–	Health and safety update
	–	Regular reputational and emerging issues update
	–	Oversight of corporate reputation research and KPI

	–	HCP engagement and SFI changes implementation

Oversight of stakeholder views and engagement	–	Stakeholder insights update
	–	ESG investor insights
	–	Employee survey

	–	Shareholder meetings

Annual governance oversight of progress against GSK’s responsible business commitments to support Trust	–	Approval of the Trust section of the Annual Report
	–	Oversight of progress against commitments
	–	Global health strategy
	–	Sustainable access and affordability

	–	Business conduct

	–	Responsible use of data

	–	Modern employer, engagement and culture

	–	Environmental targets

Key

HCP	Healthcare Professional

SFI	Sales Force Incentives

ESG	Enviromental, Social and Governance

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Section 172 statement

This statement aligns to the section 172 statement requirements contained in Section 414CZA of the Companies Act 2006 (the Act).

This statement focuses on how the Directors have had regard during the year to the matters set out in Section 172(1) (a) to (f) of the Act when performing their duties by incorporating information from other areas of the Annual Report to avoid unnecessary duplication. The Board considers that the statement focuses on those risks and opportunities that were of strategic importance to GSK consistent with the size and complexity of the Group.

In the performance of its duty to promote the success of the company, the Board has regard to a number of matters, including listening to and considering the views of shareholders and the company’s other key stakeholders to build trust and ensure it fully understands the potential impacts of the decisions it makes for our stakeholders, the environment and the communities in which we operate.

Engagement with the company’s main stakeholder groups, including our patients, shareholders, consumers, customers and employees, at all levels of the organisation and across the enterprise are summarised on pages 15 and 16 of our Strategic report.

The governance architecture and processes that the company operated to ensure that all relevant matters are considered by the Board in its principal decision-making, as a means of contributing to the delivery of GSK’s long-term priorities of Innovation, Performance and Trust, are summarised on pages 84 to 88 of our Corporate Governance report.

The table below identifies where in the Annual Report information on those issues, factors and the stakeholders the Board has considered relevant for disclosure in complying with Section 172 (1) (a) (f) of the Act are set out in more detail, given their strategic importance to GSK.

The Board has had regard to the following matters:	More information:
(a) Long-term results – the likely consequences of any decision in the long term

Strategic report:

Our business model (page 1)

Chairman’s statement (page 3)

CEO’s statement (page 4)

Capital allocation (page 2)

Our long-term priorities (page 9)

Key performance indicators (page 11)

Risk management (page 43)

Viability statement (page 47)

Corporate Governance report:

Responsible leadership (page 84)

Audit & Risk Committee report (page 96)

(b) Our workforce – the interests of the Group’s employees

Strategic report:

Our business model (page 1)

Our Culture (page 10)

Modern employer (page 35)

Stakeholder engagement (page 15)

Corporate Governance report:

Responsible leadership (page 84)

Workforce engagement (page 86)

Nominations Committee report (page 92)

Audit & Risk Committee report (page 96)

Remuneration report:

Remuneration Committee Chair’s statement (page 116)

GSK.com:

Gender pay gap report

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Section 172 statement continued

The Board has had regard to the following matters:	More information:

(c) Our business relationships – the importance of developing the Group’s business relationships with suppliers, customers and others

Strategic report:

Our business model (page 1)

Industry trends (page 12 )

Stakeholder engagement (page 15)

Performance: Pharma (page 22), Vaccines (page 26) and Consumer (page 28)

Reliable supply (page 37)

Working with third parties (page 39)

Risk management (page 43)

Corporate Governance report:

Responsible leadership (page 84)

Principal decisions (page 87)

Audit & Risk Committee report (page 96)

Corporate Responsibility Committee report (page 109)

(d) The community and our environment – the impact of the Group’s operations on the community and the environment

Strategic report:

Trust section including:

Environment (page 41)

EHSS risk (pages 45 and 285)

Climate-related financial disclosure (page 46)

Corporate Governance report:

Corporate Responsibility Committee report (page 109)

GSK.com:

Responsibility reports and data

(e) Our reputation – our desire to maintain our reputation for high standards of business conduct

Strategic report:

Our Culture (page 10)

Trust (page 30)

Ethics and values (page 37)

Human rights (page 38)

Reporting and investigating concerns (page 38)

Anti-bribery and corruption (page 44)

Non-financial statement (page 48)

Our approach to tax (page 53)

Corporate Governance report:

Corporate Responsibility Committee report (page 109)

GSK.com:

Modern Slavery statement

(f) Fairness between our shareholders – our aim to act fairly as between members of the company	Corporate Governance report: Shareholder engagement (page 85) Investor information (page 258)

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Investor information

Directors

Our Directors’ powers are determined by UK legislation and our Articles of Association, which contain rules about the appointment and replacement of Directors. They provide that Directors may be appointed by an ordinary resolution of the members or by a resolution of the Board, provided that, if appointed by the Board, the Director retires at the next Annual General Meeting following their appointment.

Our Articles also provide that all Directors are required to seek re-election annually at the Annual General Meeting in accordance with the 2018 Code.

A Director will cease to be a Director if he or she:

–	becomes bankrupt

–	ceases to be a Director by virtue of the Companies Act or the Articles

–	suffers mental or physical ill health and the Board resolves that he or she shall cease to be a Director

–	has missed Directors’ meetings for a continuous period of six months without permission and the Board resolves that he or she shall cease to be a Director

–	is prohibited from being a Director by law

–	resigns, or offers to resign and the Board accepts that offer

–	is required to resign by the Board.

Directors’ conflicts of interest

All Directors have a duty under the Companies Act 2006 to avoid a situation in which they have, or could have, a direct or indirect conflict of interest or possible conflict with the company. Our Articles provide a general power for the Board to authorise such conflicts.

The Board reviews any new potential or actual conflict, which is recorded by the Company Secretary. Directors are not counted in the quorum for the authorisation of their own actual or potential conflicts. The Nominations Committee reviews the Register of Conflicts on an annual basis which the Board subsequently approves.

On a continuing basis, the Directors are responsible for informing the Company Secretary of any such new actual or potential conflicts that may arise or if there are any changes in circumstances that may affect an authorisation previously given. Even when provided with authorisation, a Director is not absolved from his or her statutory duty to promote the success of the company. If an actual conflict arises post-authorisation, the Board may choose to exclude the Director from receipt of the relevant information and participation in the debate, or suspend the Director from the Board, or, as a last resort, require the Director to resign.

The Nominations Committee reviewed the register of potential conflict authorisations (the Register of Conflicts) in January 2020 and reported to the Board that the conflicts had been appropriately authorised and that the process for authorisation continued to operate effectively and recommended the approval of the Register of Conflicts to the Board which it subsequently approved. Except as described in Note 35 to the financial statements, ‘Related party transactions’, during or at the end of the financial year no Director or Person Closely Associated had any material interest in any contract of significance with a Group company.

Our Articles prohibit a Director from voting on any resolution concerning his or her appointment or the terms or termination of his or her appointment.

Independent advice

The company has an agreed procedure for Directors to take independent legal and/or financial advice at the company’s expense where they deem it necessary.

Indemnification of Directors

Qualifying third party indemnity provisions (as defined in the Companies Act 2006) are in force for the benefit of Directors and former Directors who held office during 2019 and up to the approval and signature of the Annual Report.

Change of control and essential contracts

We do not have contracts or other arrangements which individually are fundamental to the ability of the business to operate effectively. Neither is the company party to any material agreements that would take effect, be altered, or terminate upon a change of control following a takeover bid. We do not have agreements with any Director that would provide compensation for loss of office or employment resulting from a takeover, except that provisions of the company’s share plans may cause options and awards granted under such plans to vest on a takeover.

Details of the termination provisions in the Executive Directors’ service contracts are given in the full version of the company’s 2017 Remuneration policy which is available at www.gsk.com in the Investors section. These will be updated with the new 2020 Remuneration policy (set out on pages 140 to 150 of this Annual Report) provided it is approved by shareholders at the company’s Annual General Meeting.

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Directors continued

Content of the Directors’ Report

For the purposes of the UK Companies Act 2006, the Directors’ Report of GlaxoSmithKline plc for the year ended 31 December 2019 comprises:

Directors’ Report

Section	Pages
Corporate Governance report	75 to 114
Employee engagement	86
Directors’ statements of responsibilities	152 to 153
Investor information	257 to 311

The Strategic report sets out those matters required to be disclosed in the Directors’ Report which are considered to be of strategic importance:

Strategic report

Section	Pages
Risk management objectives and policies	43 to 48 and 275 to 287
Likely future developments of the company	01 to 74
Research and development activities	17 to 29
Business relationships	39
Diversity	35
Provision of information to and consultations with employees	35
Carbon emissions	41
Section 172 statement	15 and 111 to 112

The following information is also incorporated into the Directors’ Report:

Location in Annual Report
Interest capitalised	Financial statements, Notes 17 and 20
Publication of unaudited financial information	Group financial review, page 49
Details of any long-term incentive schemes	Remuneration report
Waiver of emoluments by a Director	Not applicable
Waiver of future emoluments by a Director	Not applicable
Non pre-emptive issues of equity for cash	Not applicable
Non pre-emptive issues of equity for cash by any unlisted major subsidiary undertaking	Not applicable
Parent company participation in a placing by a listed subsidiary	Not applicable
Provision of services by a controlling shareholder	Not applicable
Shareholder waiver of dividends	Financial statements, Notes 16 and 44
Shareholder waiver of future dividends	Financial statements, Notes 16 and 44
Agreements with controlling shareholders	Not applicable

The Directors’ Report

–	has been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that Report shall be subject to the limitations and restrictions provided by such law.

–	was approved by the Board of Directors on 3 March 2020 and signed on its behalf by:

Sir Jonathan Symonds

Chairman

3 March 2020

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Governance and remuneration
Financial statements
Investor information

Remuneration

In this section

Chairman’s annual statement	116

Annual report on remuneration	119

2020 Remuneration policy summary	140

2020 Remuneration policy report	141

GSK Annual Report 2019    115

Remuneration report

Chairman’s annual statement

On behalf of the Remuneration Committee (the Committee), I am pleased to present our Remuneration report for 2019. This includes my annual statement, our Annual report on remuneration, and our updated 2020 Remuneration policy report setting out proposed changes to our remuneration policy.

2019 performance

As set out elsewhere in this Report, in 2019 GSK made significant progress across all three of our IPT priorities.

On Innovation, we strengthened our pipeline, focusing and increasing our investment in R&D, with exciting new developments in Oncology and a significant number of positive results across the portfolio.

On Performance, we delivered growth in sales and earnings, as well as achieving strong cash generation and improvements in operational execution as we prepare for separation of the Group.

On Trust, we continued to make good progress with innovations in Global Health in TB, Malaria and HIV and we ranked top of the Pharmaceuticals sector of the Dow Jones Sustainability Index.

2019 remuneration outcomes

All awards in relation to 2019 were made in accordance with our approved Remuneration policy. The key decisions made by the Committee were as follows:

–	Annual bonus outcomes were determined by reference to performance against the agreed financial measure, and the Committee’s assessment of the Executive Directors’ individual levels of performance. This has resulted in a bonus payment being made above target. The Committee believes the bonus outcomes appropriately reflect the overall underlying performance in 2019.

–	Vesting of LTI awards was based on the pre-agreed equally weighted measures of: R&D new product performance, adjusted free cash flow; and relative TSR over the three years. This resulted in an overall vesting level of 66.66%. See page 124.

When the Committee determined the bonus and LTI outcomes, which included a full assessment of performance across all of the relevant measures, it did not exercise any discretion as part of its determination.

Review of Remuneration policy

During 2019, the Committee reviewed the Remuneration policy with the objective of maintaining alignment with our IPT priorities, the shift in our culture, investor sentiment and emerging market practice.

At the outset of its review, the Committee was careful to ensure that the existing policy reflected the factors set out in Provision 40 of the FRC’s 2018 Code and that it applied these consistently as it developed the proposed new policy. Examples of how these factors have been addressed in the new policy include:

–	continuing to simplify pay arrangements by removing the 20 years’ service condition for termination by mutual agreement from our loss of office policy; and

–	maintaining a proportionate approach by reducing the CEO’s maximum LTI award level from 650% to 600% of base salary.

The proposed new policy has been considered and developed in the context of the Committee’s oversight of wider workforce pay. I met with HR business leads to exchange views on how our executive remuneration arrangements align to the Group’s wider pay policy arrangements (this engagement is described on page 88). I was pleased with the insights generated by this engagement, which we will continue to develop in the coming years to ensure alignment of our pay policy practices.

In addition, based on external benchmark data and internal projections, the Committee was able to satisfy itself that the company’s remuneration arrangements remain appropriate. Given the Committee’s view that the design of the existing policy is working effectively no major structural changes are proposed, especially to avoid distraction in preparing for the separation of the Group. However, certain amendments are included to ensure the policy and its implementation remain fit for purpose.

After concluding on the necessary changes, I engaged with our major shareholders on behalf of the Committee on these. The feedback received from shareholders was greatly valued and carefully considered before the Committee decided how to proceed in finalising the proposed new policy. The key changes are outlined below:

Pensions

–	Alignment of new Executive Directors’ pension contributions with the wider workforce: The Committee has considered the levels of pension for Directors in the context of the requirements of the FRC’s 2018 Code, feedback from investors, guidance from the Investment Association, emerging market practice and the company’s existing pension arrangements for the wider workforce. The new policy for future Executive Directors appointed in the UK or US is to provide a pension aligned with the opportunity available to the broader employee population in their location. See page 142.

–	Alignment of current UK Executive Directors’ pension contributions with the wider workforce: The Committee will reduce pension provisions for current UK based Executive Directors to align with the wider UK workforce levels from January 2023.

The Committee has determined to maintain the current pension contribution for Dr Hal Barron, our CSO, who is based in the US. This recognises the contractual commitment on his appointment, his exceptional talent and the critical importance of making continued progress in R&D to the Group’s prospects over the coming years. It also recognises the strong competitive dynamics in the market in which he operates.

Extension of post employment cessation share ownership requirement:

GSK’s current share ownership requirement (SOR) mandates that Executive Directors must retain their shareholding for one-year post employment cessation. This will be extended to require 50% of the SOR to be held for the second year post cessation of employment. GSK operates significant SORs. The CEO would therefore be required to hold 650% of salary for the first year following cessation and 325% of salary for the second year.

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Financial statements
Investor information

Reduction of maximum LTI award level:

The Committee is very aware of the sensitivity amongst stakeholders to levels of executive pay. In light of this, and given that the Committee has no intention of using the headroom currently available, we will reduce the maximum award level permitted under the new policy for the CEO’s LTI awards from 650% to 600% of base salary. It is proposed that the LTI continues to be granted below this maximum opportunity, although it is proposed to increase the LTI award level for Emma Walmsley in the implementation of the new policy for 2020, as set out below.

Other changes:

–	Broadening of Malus and Clawback provisions: Consistent with common practice in the FTSE 100, we are proposing to extend the scope of triggering events under the existing Executive financial recoupment policy. See page 140.

–	Update of termination policy: We are not proposing any significant changes to our loss of office payment policy. However, to manage succession proactively, it is proposed that the 20-year service condition be removed from the termination by mutual agreement policy, to bring the new policy in line with the market standard.

Full details of the proposed changes to the policy are set on pages 140 to 146.

Remuneration policy implementation for 2020

New PSP performance measure:

We have previously indicated to shareholders our intention to introduce a measure to recognise the importance of accelerating and strengthening our pipeline, reflecting our Innovation priority. This has particular importance in anticipation of our separation. We are therefore introducing a strategic ‘Pipeline progress’ measure. It is targeted to reward the progress in strengthening our R&D pipeline with high quality assets and in achieving approvals in major markets for key assets or indications. The focus of the metric will be on the achievement of material milestones.

The new performance measure weightings for the 2020 LTI awards are:

–	Relative TSR – 30%

–	Adjusted free cash flow – 30%

–	Innovation sales – 20%

–	Pipeline progress – 20%

Therefore, in future, 60% of our LTI measures would reward the Executive Directors for delivering immediate value outcomes to shareholders based on the company’s performance, with the remaining 40% incentivising Innovation and commercialisation of new assets.

Introduction of a European benchmark peer group:

The Committee is replacing the existing UK-cross industry peer group with a new European peer group. This reflects feedback from some of our shareholders that the UK peer group was becoming too narrow. This change results in a group which is more reflective of the nature of GSK’s business. The methodology to select the new group is based on selecting companies within a range of GSK’s market capitalisation in both the FTSE 50 and STOXX 600 and then excluding companies that operate in financial services, extraction or utilities industries.

CEO Remuneration

The Committee initially set Emma Walmsley’s pay as CEO below the previous incumbent, and the market, to reflect that she was new in role and this was also her first CEO position.

Since 2017 under Emma Walmsley’s leadership, strong progress has been made across GSK’s strategic priorities of IPT, supported by a shift in the company’s culture. The new R&D strategy is delivering significant progress and our technology and pipeline have been strengthened by targeted business development. As a result, the company is delivering strong financial and operating performance with 2019 sales growth across all three businesses, growth in Total and Adjusted earnings per share, and growth in free cash flow since 2017, despite the genericisation of Advair in the US.

Implementation of the second step of the planned salary increase for Emma Walmsley: To reflect her performance in role the Committee agreed, following engagement with shareholders, to progress her pay levels by implementing a two-step salary increase in 2019 and 2020. As disclosed in last year’s Annual Report, the second salary increase would only be awarded subject to her continued development and sustained performance.

The Committee has considered Emma Walmsley’s performance and, in light of her continued progress in developing and executing the business strategy and the delivery of financial performance, a second salary increase of 8% has been awarded from 1 January 2020 resulting in a base salary of £1,199,176.

Setting LTI award level at 575% of salary: We are also increasing Emma Walmsley’s annual LTI award level to 575% of salary (from 550%) to recognise her development, strong performance, and the competitive landscape in which GSK operates. The increase to her LTI award remains below the new reduced maximum under the proposed new policy.

The Committee has considered the high regard in which she is held by virtue of her performance and has considered her competitive positioning against peers. Making this adjustment to LTI awards enables Emma Walmsley’s total compensation to be positioned at broadly market median levels, but only on delivery of strong long-term performance.

Board changes

As announced in August 2018, Iain Mackay joined the Board and CET on 14 January 2019 and succeeded Simon Dingemans as Chief Financial Officer from 1 April 2019. Simon retired from the company following the AGM on 8 May 2019. Details of their joining and leaving arrangements were described in last year’s report.

AGM

Finally, I would like to thank shareholders for their input and engagement during this Remuneration policy review and I welcome all shareholders’ feedback on this report. We look forward to receiving your support for the proposed new Remuneration policy and Annual report on remuneration at our Annual General Meeting on 6 May 2020.

Urs Rohner

Remuneration Committee Chairman

3 March 2020

GSK Annual Report 2019    117

At a glance

2019 Total Remuneration
The following shows a breakdown of total remuneration paid to Executive Directors in office at 31 December 2019, in respect of 2019 and 2018.
Pay for performance

Proposed Executive remuneration policy and implementation for 2020 – Key changes(1)
Policy

Alignment of pensions with the wider workforce

–  New UK and US Executive Directors’ pension contribution levels to be aligned with wider workforce

–  Current UK Executive Directors’ pension contribution levels to be aligned with wider workforce from January 2023

Extension to post employment cessation SOR	– 50% of share ownership requirements for Executive Directors to be held for second year post cessation of employment

LTI opportunity maximum reduced	– CEO award maximum reduced from 650% to 600% of base salary

Implementation

Greater alignment of LTI measures with IPT business priorities	– Greater alignment with Innovation business priority – Introduction of Pipeline progress performance measure – Innovation measures comprise 40% and Performance measures 60%

CEO remuneration

–  Implementation of second step of planned salary increase of 8% (effective 1 January 2020)

–  Increase in the CEO’s LTI award level from 550% to 575% of base salary following her continued development and sustained performance.

(1)	See page 148 for the proposed Non-Executive Directors’ Remuneration policy.

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Annual report on remuneration

2019 Total remuneration (audited)

2019 Total remuneration (audited)

	Emma Walmsley		Iain Mackay (from 14 January 2019)		Dr Hal Barron		Simon Dingemans (to 8 May 2019)
	2019	2018	2019	2018	2019	2018	2019	2018
	£000	£000	£000	£000	$000	$000	£000	£000

Fixed pay

Salary	1,110	1,028	825	–	1,743	1,700	275	773

Benefits	192	234	139	–	659	807	92	141

Pension	230	207	171	–	1,259	1,043	55	155

Total fixed pay	1,532	1,469	1,135	–	3,661	3,550	422	1,069

Pay for performance

Annual bonus(1)	1,754	1,912	1,185	–	2,675	3,009	–	1,368

Vesting of LTI awards:

DABP matching awards(2)	412	301	–	–	–	–	–	398

PSP(3)	4,671	2,205	–	–	–	–	–	2,367

Total pay for performance(4)	6,837	4,418	1,185	–	2,675	3,009	–	4,133

Total remuneration	8,369	5,887	2,320	–	6,336	6,559	422	5,202

Notes:

(1)

Details of the mandatory bonus deferrals in 2019 and 2020 under the Deferred Annual Bonus Plan (DABP) are set out on page 137. Matching awards ceased from 2018 and are no longer granted under the DABP.

(2)

DABP matching awards vested in February 2020 and have been valued based on the share price at vesting (£16.616). Of the vested amount, £18,017 relates to share price appreciation over the performance period. The Committee did not exercise any discretion in relation to the vesting of the awards or share price changes.

(3)

Ms Walmsley’s 2017 PSP will vest in July 2020 and has been valued based on the average share price during the three-month period to 31 December 2019 (£17.28). Of the vested amount, £434,472 relates to share price appreciation over the performance period. The Committee did not exercise any discretion in relation to the vesting of the awards or share price changes.

(4)

The Committee may in specific circumstances, and in line with stated principles, apply clawback/malus, as it determines appropriate. Following due consideration by the Committee, there has been no recovery of sums paid (clawback) or reduction of outstanding awards or vesting levels (malus) applied during 2019 in respect of any of the Executive Directors.

See page 124 for further details on the vesting of the DABP matching awards and PSP awards, and page 130 for details of Payments to Past Directors.

GSK Annual Report 2019    119

Annual report on remuneration continued

2019 Total remuneration (audited) continued

The following sections provide details of each element of 2019 ‘Total remuneration’, including how the Committee implemented the approved Remuneration policy during the year.

Comparator groups for pay and Relative TSR

The Committee used two pay comparator groups when considering executive pay for 2019. The Global pharmaceutical comparator group is also used to measure Relative TSR performance. The primary groups used for each Executive Director was as follows:

	Primary comparator group			Global pharmaceutical comparator group
Emma Walmsley Iain Mackay	AstraZeneca BHP Group BP British American Tobacco Diageo	Reckitt Benckiser Rio Tinto Royal Dutch Shell Unilever Vodafone	Dr Hal Barron	France Sanofi Switzerland Novartis Roche Holdings UK AstraZeneca	US AbbVie(1) Amgen(1) Bristol-Myers Squibb Eli Lilly Johnson & Johnson Merck & Co Pfizer

(1)	AbbVie and Amgen are included for remuneration benchmarking, but are not included in the TSR comparator group.

When reviewing the CEO’s remuneration, the Committee has also referenced pay for a group of leading European companies whose selection was based on their size and complexity.

See page 131 for changes to the comparator group for the CEO and CFO for 2020.

Fixed pay (audited)

Salary

The table below sets out the base salaries of the Executive Directors over the last two years compared to increases for the UK and US workforce.

Following a shareholder consultation in January 2019, the Committee decided to adjust the CEO’s pay in two tranches, each of 8% to reflect her development and performance in role. Details of salary levels for 2020 are provided on page 131.

	% change		Base salary
		2019	2018

Emma Walmsley	8%	£1,110,348	£1,028,100

Iain Mackay	n/a	£850,000	–

Dr Hal Barron	2.5%	$1,742,500	$1,700,000

Simon Dingemans	0%	£772,800	£772,800

UK & US employees	2.5%	–	–

Benefits

The UK remuneration reporting regulations require the company to add into each Executive Director’s Total “Benefits” calculation all items which are deemed by tax authorities to be a taxable benefit for them. These details are set out in full on page 129.

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Annual report on remuneration continued

Fixed pay (audited) continued

Pensions

Executive Director	Member since	Pension arrangements in 2019

Emma Walmsley	2010	20% of base salary and matching contributions on the first £33,333 of salary(1); 20% of base salary

Iain Mackay	2019	in lieu of pension on salary in excess of £33,333(2).

Dr Hal Barron	2018	Dr Barron is a member of the 401(k) plan open to all US employees and the Executive Supplemental Savings Plan (ESSP), a savings scheme open to US executives to accrue benefits above the 401(k) plan limits.

		Having completed one year’s service, from 1 January 2019, Dr Barron receives a combined contribution rate under the 401(k) and ESSP plans of 6% (2% core contributions plus a match of up to 4%) of total base salary and bonus, less the bonus deferred under the DABP.

Dr Barron is also a member of the US Cash Balance and the Supplemental Cash Balance pension plans, under which GSK makes annual contributions of 38% of base salary, in line with other US senior executives and members of GSK’s CET.

Simon Dingemans	–	20% of base salary in lieu of pension(3)

(1)

As a member of the defined contribution plan, Emma Walmsley and Iain Mackay are eligible to receive a matching award of up to 5% on the first £33,333 of their salaries in accordance with the terms of the plan.

(2)	Emma Walmsley and Iain Mackay receive cash payments in lieu of pension of 20% of base salary in excess of £33,333 in line with GSK’s defined contribution pension plan rates.

(3)	Simon Dingemans received a cash payment in lieu of pension of 20% of base salary in line with GSK’s defined contribution pension plan rates.

The following table shows the breakdown of the pension values set out on page 119. The pension remuneration figures have been calculated in accordance with the methodology set out in The Large and Medium-sized Companies and Group (Accounts and Reports) (Amendment) Regulations 2008 (Remuneration regulations).

	Emma Walmsley		Iain Mackay		Dr Hal Barron		Simon Dingemans
Pension remuneration values	2019 £000	2018 £000	2019 £000	2018 £000	2019 £000	2018 £000	Jan-May 2019 £000	2018 £000

UK defined contribution	18(1)	8	8	–	–	–	–	–

US defined benefit	–	–	–	–	1,069	1,043	–	–

Employer cash contributions	212	199	163	–	190	–	55	155

Total pension remuneration value	230	207	171	–	1,259	1,043	55	155

(1)	The UK defined contribution figure for Emma Walmsley includes £10,000 bonus sacrifice contribution.

Further details regarding the 2019 pension values for Dr Hal Barron are set out in the table below. The pensions figures disclosed for Dr Barron, who is a member of the US style defined benefit plans are in accordance with paragraph 10.e.ii of Schedule 8 of the Remuneration regulations.

The table shows the accrued benefit (ie the annual pension accrued to date). In accordance with the regulations, the pension remuneration in 2019 is calculated as the increase in the accrued benefit, adjusted for inflation and multiplied by 20 to reflect the fact that the benefit will be received for a number of years.

		Accrued pension	Pension remuneration value for 2019 $000
Dr Hal Barron pension values	31 December 2019 $000	31 December 2018 $000
US – Funded	1	–	23
US – Unfunded	106	52	1,046
Total	107	52	1,069

Please see details of changes to pensions policy on page 142 of the future policy table and its implementation on page 131.

GSK Annual Report 2019    121

Annual report on remuneration continued

Pay for performance (audited)

Annual bonus

2019 performance against targets

For 2019, the financial measures and weightings were as follows:

	Weighting		2018 Adjusted Group PBIT performance
Performance measure	Executive Directors	2019 target	Outcome	Positioning against target
Adjusted Group PBIT	70%	£8,032m	£8,177m	102%
Individual objectives	30%

Threshold and maximum performance targets were set at 95% and 105% of target respectively.

The Adjusted Group PBIT target and outcome for the purposes of the Annual bonus calculation differ from Adjusted Group PBIT disclosed elsewhere in this Annual Report, primarily because both the target and outcome numbers are calculated applying GSK budget exchange rates and not actual exchange rates.

The following table shows actual bonuses earned compared to bonus opportunity for 2019:

		2019 bonus opportunity				2019 bonus outcome
Bonus	Target (% of salary)	Maximum (% of salary)	2019 Base salary	Financial performance (% of salary)	Individual objectives (% of salary)	Total 2019 bonus (% of salary)	Total 2019 bonus 000
Emma Walmsley			£1,110,348	98	60	158	£1,754
Iain Mackay	100	200	£850,000	98	46.5	144.5	£1,185
Dr Hal Barron			$1,742,500	98	55.5	153.5	$2,675

The table below provides more detail on delivery against Adjusted Group PBIT:

Financial performance

–	Group turnover was £33.8 billion, a 10% increase at AER and 8% CER.

–	Adjusted operating profit was £8,972 million, 3% higher on AER and flat at CER on a turnover increase of 8% CER.

–	The Adjusted operating margin of 26.6% was down 1.8% at AER, down 2.1% at CER and down 1.9% CER on a pro-forma basis.

–	Total earnings per share increased to 93.9p, up 27% AER and 23% CER, and Adjusted EPS grew 4% at AER and 1% CER to 123.9p.

–	Strong cash generation achieved, with free cash flow of £5.1 billion. Our dividend continued at 80p.

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Annual report on remuneration continued

Pay for performance (audited) continued

The following table summarises performance against the scorecard of individual objectives agreed by the Committee for each Executive Director in addition to their contribution to the financial performance for 2019:

Individual objectives

Emma Walmsley
–	Continued focus and progress against long-term IPT priorities.

–	Robust commercial execution resulted in strong performance in new product sales: Pharmaceuticals and Vaccines £3.8 billion and Consumer Healthcare £0.8 billion. Commercial and medical speciality capability build on track to support upcoming launches. Total respiratory sales £3.1 billion, Shingrix sales £1.8 billion, and continuing to drive transition to 2-drug regimens in HIV.

–	Strengthened pipeline through execution of R&D strategy (Science x Technology x Culture), doubling the number of oncology assets in clinical development. Significant progress in Advanced Technology approach; establishing Laboratory for Genomic Research, collaboration with Lyell Immunopharma, and outstanding external hires in Functional Genomics and AI/ML.

–	Tesaro acquisition completed and integrated. Positive data read-outs for Zejula.

–	Consumer Healthcare JV with Pfizer completed ahead of plan, integration on track and preparation for creation of two new companies started.
–	Supply chain transformation plans delivering brand and network simplification, and building capacity to support speciality pipeline. Supply chain reliability targets achieved.

–	Progress on building global reputation across IPT priorities, including No. 1 ranking in Dow Jones Sustainability Index.

–	Met significant milestones in our Global Health strategy, including in our malaria, TB and paediatric HIV programmes. Continued AMR leadership.

–	Focused leadership development, including two internal CET promotions (HR and Communications), 29% new in role for our top 125 enterprise key roles, and 36% women at Senior Vice President and Vice President level.

–	Recorded our highest ever employee engagement in April 2019 through continued focus on creating a performance culture underpinned by our values and expectations.

Iain Mackay
–	Strong financial leadership of the Group in first year in role.

–	Delivered financial and operating performance above plan for the Group on turnover, operating profit, free cash flow, capital expenditure and cash restructuring.
–	Key leadership role in preparation for separation into two companies.

–	Strengthened Finance and Investor Relations team structure, with high engagement through period of leadership and company change.

Dr Hal Barron

–	R&D strategy delivering strong pipeline progress: 8 assets advanced into Phase 1, 4 into Phase 2, 6 into Phase 3, 13 terminations – with at least 6 registration decisions expected in 2020 – supported by continued drive on focus, greater accountability and decision making.

–	Significant business development to support advanced technology approach, as well as strong capability build including external hires to lead Functional Genomics and AI/ML. New talent in 37% of key R&D roles and building oncology capability.
–	Tesaro integrated and delivered efficiency and pipeline goals, and positive data read-outs for Zejula.

–	Re-building GSK’s reputation for Innovation and as a collaboration partner, and significant increase in internal engagement on Innovation.

Malus and clawback policy

For details of our policy on malus and clawback, please refer to the company’s Remuneration policy report (page 144), which is also available on GSK.com.

The Committee reviews and discloses whether it (or the Recoupment Committee) has exercised malus or clawback.

Disclosure is only made when the matter has been the subject of public reports of misconduct, where it has been fully resolved, where it is legally permissible to disclose and where it can be made without unduly prejudicing the company and therefore shareholders.

In line with these disclosure guidelines, neither the Committee (nor the Recoupment Committee) exercised malus or clawback during 2019.

Other policies

For details of our existing policies on recruitment remuneration, loss of office and termination payments, please refer to the 2017 Remuneration policy report on pages 137 to 146 of the 2016 Annual Report, available on GSK.com. A change to our loss of office policy in the 2020 Remuneration policy report is proposed. Please refer to page 145.

GSK Annual Report 2019    123

Annual report on remuneration continued

Pay for performance (audited) continued

Value earned from long-term incentives (LTIs)

The following tables set out the performance achieved by management against the targets set for the company’s LTI plans and also include an update on performance of outstanding awards.

In line with the Committee’s agreed principles, for each measure applicable to the LTI awards, actual performance against the targets is reviewed and adjustments made as appropriate to ensure that the vesting outcome reflects genuine underlying business performance and that results are being delivered in line with our Trust business priority, which reflects the company’s position on ESG (see page 30). Further details on any adjustments made will be provided at the time of vesting.

2017 awards with a performance period ended 31 December 2019

The Committee reviewed the performance of the PSP awards and the DABP matching awards granted to Executive Directors against the targets set. Details of its decision to revise the Adjusted free cash flow (AFCF) target are set out on page 104 of the 2018 Annual Report. The 2017 PSP awards and the DABP matching awards were assessed against the same performance measures.

There are no further changes to the AFCF target. In addition, there are no changes to the targets set for the R&D new product performance measure or the Relative TSR performance measure for the 2017 PSP awards.

For 2019, the 2017 PSP has been valued based on the average share price during the three-month period to 31 December 2019 of £17.28. Of the vested amount for the CEO, £434,472 relates to share price appreciation over the performance period. The Committee did not exercise any discretion in relation to the vesting of the awards or share price changes. The 2017 DABP matching awards have been valued based on the share price at vesting (£16.616). Of the vested amount for the CEO, £18,017 relates to share price appreciation over the performance period. The Committee did not exercise any discretion in relation to the vesting of the awards or share price changes.

The performance achieved in the three years to 31 December 2019 and the vesting levels are set out in the table below.

					Outcome and vesting level
Performance measures and relative weighting	Performance targets				Outcome	% of maximum	% of award
R&D new product performance (to be renamed Innovation sales) (1/3rd)	R&D new product sales performance measures aggregate three-year sales for new products launched in the three-year performance period and the preceding two years, i.e. 2015-19.				£7.25bn	100	33.33

			Target	% vesting

	Maximum		£5.10bn	100%

			£4.64bn	75%

			£4.40bn	50%

	Threshold		£4.17bn	25%

Adjusted free cash flow performance (1/3rd)	In line with the company’s agreed principles, the AFCF figures included adjustments for a number of material distorting items, including legal settlements, exchange rate movements and special pension contributions.				£13.00bn	100	33.33
		Original target	Revised target(1)	% vesting

	Maximum	£13.59bn	£12.95bn	100%

		£13.00bn	£12.39bn	75%

		£11.82bn	£11.26bn	50%

	Threshold	£11.47bn	£10.93bn	25%

	(1) Further details of the revised target are set out on page 104 of the 2018 Annual Report.

Relative TSR performance (1/3rd)		TSR ranking within comparator group(2)		% vesting	Ranked 8th	0	0

	Maximum	1st, 2nd, 3rd		100%

		4th		72%

		5th		44%

	Threshold(3)	Median		30%

		6th to 10th		0%

	(2) TSR comparator group: AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GSK, Johnson & Johnson, Merck & Co, Novartis, Pfizer, Roche Holdings and Sanofi.

	(3) The vesting schedule is based on delivering 30% vesting for median performance. In a comparator group of ten companies, median falls between two companies.
Total vesting in respect of 2017 awards							66.66%

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Annual report on remuneration continued

Pay for performance (audited) continued

Update on performance of ongoing LTI awards

The Committee also reviewed the performance of the PSP awards granted to Executive Directors in 2018 and 2019.

The following charts provide an estimate of the vesting levels taking into account performance to 31 December 2019. Actual vesting levels will only be determined based on performance over the full three-year performance periods. The indications below should therefore not be regarded as predictions of the final vesting levels.

The AFCF targets and associated vesting scales for the 2018 and 2019 PSP awards have been adjusted. The net overall impact is a reduction of £0.23bn to £10.56bn for the 2018 award and £1.03bn to £11.07bn for the 2019 award. These adjustments are to take account of the following items:

–

the cash flow impact of the Pfizer transaction in 2019 and 2020, the impact of the Vaccines Rabipur and Encepur divestments on Operating Profit in 2020 and 2021 and the impact of the Separation Preparation programme, including the 2020 Restructuring Programme costs and savings in Operating Profit and separation costs.

There are no changes to the targets set for the R&D new product performance measure (to be renamed Innovation sales) or the relative TSR performance measure for the 2018 and 2019 awards.

Performance updates

2018 award Estimated vesting level Estimated lapsing level	2019 award

For threshold performance:

–	25% of each award will vest in respect of the R&D new product performance (to be renamed Innovation sales) and AFCF measures.

–

30% for the Relative TSR element of the 2018 award and 25% of the 2019 award will vest for median performance respectively. The TSR comparator group remains unchanged from that shown on page 120 in respect of the 2017 awards.

Individual 2018 LTI award levels appear on page 105 of the 2018 Annual Report. They are set out for the 2019 LTI awards on page 126 of this year’s Report.

Historical vesting for LTI plans

				Vesting %
Year of grant	Relative TSR	Adjusted free cash flow	R&D new product	Business diversification	Lapsed	Total vested %
2009	9	40			51	49
2010	9	16			75	25
2011	0	13	16	11	60	40
2012	0	0	7	7	86	14
2013	0	0	21	17	62	38
2014	0	0	33		67	33
2015	15	21	33		31	69
2016	0	26	33		41	59
2017	0	33	33		33	67

For the DABP, the 2010 awards were only subject to TSR performance and from 2011 awards were subject to the same performance measures as PSP awards.

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2019 LTI awards

The 2019 DABP awards in respect of the deferral of 2018 bonus and the 2019 PSP awards are shown in the table below.

			2019 DABP awards			2019 PSP awards
	2018 % of total bonus deferred	Number of shares	Face value of award(1)	Award level as % of base salary	Number of shares	Face value of award(2)(3)
Emma Walmsley	50%	61,813 shares	£0.956m	550%	404,592 shares	£6.1m
Iain Mackay(4)	–	–	–	400%	225,255 shares	£3.4m
Dr Hal Barron	50%	37,120 ADS	$1.504m	500%	217,161 ADS	$8.7m
Simon Dingemans(5)	50%	44,215 shares	£0.684m	–	–	–

(1)

The face values of the DABP awards has been calculated based on a share price of £15.47 and an ADS price of $40.53, being the closing prices on 12 February 2019 (the day before grant). These are nil-cost options for the UK Executive Directors and restricted shares for the US Executive Director. No performance conditions are attached to the DABP awards, as they reflect the mandatory deferrals in respect of the 2018 annual bonus earned.

(2)

The face values of the PSP awards has been calculated based on a share price of £15.09, and an ADS price of $40.12, being the closing prices on 7 March 2019 (the day before grant). These are conditional shares, based on three equally weighted measures; (i) R&D new product performance (to be renamed Innovation sales); (ii) Adjusted free cash flow; and (iii) Relative TSR. Each performance measure vests at 25% at threshold.

(3)	The performance period for the 2019 PSP awards is from 1 January 2019 to 31 December 2021.

(4)	Iain Mackay was appointed to the Board on 14 January 2019.

(5)	Simon Dingemans’ 2019 DABP award will vest as normal three years after the date it was granted.

All-employee share plans

UK Executive Directors may participate in HMRC approved all-employee share plans with the wider UK workforce, i.e. Share Save and Share Reward plans.

Participants of the Share Save plan may save up to £250 a month for three years and at the end of the period have the option to buy GSK shares at a 20% discount to the share price at the start of the savings contract. Participants of the Share Reward plan contribute up to £125 a month to purchase GSK shares which the company then matches.

For further details see page 137.

Dilution limits

All awards are made under plans which incorporate dilution limits consistent with the guidelines published by the Investment Association. These limits are 10% in any rolling ten-year period for all plans and 5% in any rolling ten-year period for executive share plans (granted to senior executives). Estimated dilution from existing awards made over the last ten years up to 31 December 2019 is as follows:

All GSK employee share plans

Executive share plans

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CEO pay comparison

2019 CEO total remuneration positioning

Remuneration includes salary and the expected value of incentives based on the Committee’s agreed benchmarking methodology.

CEO pay ratios

	Methodology	(Lower Quartile) P25	(Median) P50	(Upper Quartile) P75
2019	Option A	166:1	123:1	76:1

2018		122:1	90:1	56:1

The pay ratios above are calculated using actual earnings for the CEO and UK employees. The CEO total single figure remuneration of £8,370,043 for 2019 and £5,887,672 for 2018 are given on page 119 of this Report.

Total remuneration for all UK full-time equivalent employees of the company on 31 December 2019 has been calculated in line with the single figure methodology and reflects their actual earnings received in 2019 (excluding business expenses), which were used to produce the percentile calculation under Option A of the Remuneration regulations. Business expenses have been excluded as they are reimbursed to employees and not sufficiently substantial in value to significantly impact the ratios.

GSK continues to choose Option A because it is the most robust and statistically accurate way for the company to calculate the three ratios from the options available in the Remuneration regulations. The increase in the pay ratio for 2019 is due to the outcome of the 2017 PSP award, the first award for Emma Walmsley as CEO.

Set out in the table below is the base salary, and total pay and benefits for each of the percentiles.

	£2019	2018	2019	2018	2019	2018

	P25		P50		P75

Salary	33,090	33,090	47,029	44,944	66,561	64,185
Total pay and benefits	50,467	48,370	68,200	65,149	110,638	105,045

The Committee believes that the median pay ratio is consistent with the company’s pay, reward and progression policies. The base salaries of all employees, including the Executive Directors, are set with reference to a range of factors including market practice, experience and performance in role.

Supplemental/Additional Ratios

GSK’s CEO pay ratio is likely to vary, potentially significantly, over time since it will be driven largely by CEO variable pay outcomes. In line with our reward principles, the CEO has a larger portion of her pay based on performance than the individuals at P25, P50 and P75. This means that depending on GSK’s performance the ratio could increase or decrease significantly. The Committee believes that our senior executives should have a significant proportion of their pay directly linked to performance.

In light of this we have also provided supplemental ratios, where LTI compensation has been excluded. We believe this provides an additional view as LTIs formed a substantial percentage of the CEO’s total remuneration, which is highly variable and dependent on business performance. The CEO 2019 total remuneration excluding Long Term Incentive compensation is £3,286,000.

Financial Year	Methodology	P25	P50	P75
2019	Option A*	65:1	48:1	32:1

2018		70:1	52:1	34:1

*	Total remuneration less vesting of Long-Term Incentive awards

Historic CEO remuneration

	Emma Walmsley							Sir Andrew Witty

	2019	2018	£000 2017	2017	2016	2015	2014	2013	2012	£000 2011
Total remuneration	8,369	5,887	4,883(1)	715(2)	6,830	6,661	3,902	7,207	4,386	6,807
Annual bonus award(2) (% of maximum)	79%	93%	77%	0%(2)	97%	100%	42%	88%	44%	100%
Vesting of LTI awards (% of maximum)	67%	59%	69%	0%(3)	33%	38%	14%	31%	24%	70%

(1)	Ms Walmsley’s total remuneration includes her pay for the period 1 January to 31 March 2017, before she became CEO.

(2)	Sir Andrew received a pro-rata payment for 2017 in lieu of a variable bonus opportunity, in accordance with the 2014 Remuneration policy.

(3)	PSP and DABP awards for Sir Andrew granted in 2015 did not vest until April 2018, in accordance with the terms of the Executive financial recoupment policy.

Percentage change in remuneration of CEO

		Emma Walmsley	UK Employees
	2019 £000	% change	% change
Salary	1,110	8%	2.5%
Benefits	192	(18)%	0%
Annual bonus	1,754	(8)%	9%

For the wider UK employee population, the salary increase includes the annual salary review as well as any additional changes in the year, e.g. on promotion. UK employee benefits are unchanged on the previous year as there have been no changes to our benefit policies or levels. It does not reflect any changes to the level of benefits an individual may have received as a result of a change in role, e.g. on promotion. The UK employee population was considered to be the most relevant comparison as it most closely reflects the economic environment encountered by the CEO.

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Performance graph

The following graph sets out the performance of the company relative to the FTSE 100 index and to the pharmaceutical performance comparator group for the ten-year period to 31 December 2019. These indices were selected for comparison purposes as they reflect both the primary index of which GSK is a constituent and the industry in which it operates.

*	This index comprises AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck & Co, Novartis, Pfizer, Roche Holdings and Sanofi.

Additional remuneration disclosures

Relative importance of spend on pay

The table shows total employee pay and the Group’s dividends paid to shareholders.

	Change %	2019 £m	2018 £m

Total employee pay	4.40	9,855	9,440

Dividends paid in the year	0.7	3,953	3,927

The figures in the table above, which reflect payments made during each year and the impact of movements in exchange rates, are as set out on pages 185 and 192. However, dividends declared in respect of 2019 were £3,961 million (2018 – £3,940 million) an increase of 0.5%.

Total employee pay is based on 97,214 employees, the average number of people employed during 2019 (2018 – 96,851).

There were no share repurchases made by the company during the year.

Service contracts

The table below sets out the dates of the Executive Directors’ service contracts, which are available for review at the company’s registered office during office hours and on GSK.com. Each Executive Director’s service contract contains a 12-month notice period, as set out in the existing and proposed new policy.

	Date of contract	Effective date	Expiry date

Emma Walmsley	29.03.17	01.04.17	30.06.34

Iain Mackay	18.09.18	14.01.19	n/a

Dr Hal Barron	16.12.17	01.01.18	31.12.24

Shareholder votes on remuneration matters

The table below shows the most recent shareholder votes in respect of the Remuneration report and the Remuneration policy.

	Total votes cast (billion)	Total votes for (%)	Total votes against (%)	Votes withheld (million)

Remuneration report

2019 AGM	3.2	88.8	11.2	8.6

Remuneration policy

2017 AGM	3.4	95.2	4.8	66

External appointments for Executive Directors

The Board encourages Executive Directors to hold one listed company external non-executive directorship (or equivalent) in line with the FRC’s 2016 UK Corporate Governance Code, as they become established in their roles, to broaden their experience and development, from which they may retain any fees.

Any such appointments are considered by the Board, in line with the company’s policy on external appointments, to ascertain the nature and scope of the appointments and ensure they would not cause an actual or potential conflict of interest, and that the individual Executive Director continues to meet their existing commitments to GSK.

CEO

During the year, the Board approved Emma Walmsley’s nomination to the board of Microsoft Corporation as an independent non-executive director. She joined its board on 4 December 2019 after shareholder approval. She is expected to receive $325,000 in fees per annum, of which $125,000 will be delivered in cash and $200,000 as stock options under Microsoft Corporation’s Deferred Compensation Plan for their non-employee directors. She received no fees in 2019.

CFO

Iain Mackay is a Trustee of the British Heart Foundation and a member of the Court of the University of Aberdeen and The 100 Group. He does not receive fees for these external appointments.

CSO

The Board recognises the importance of ensuring that Hal Barron remains connected to the life sciences community and has therefore approved his appointment to the board of GRAIL Inc (a private company) in 2018 as a non-executive director. During 2019, he earned $50,086 in fees.

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2019 Total Benefits (audited)

The tables below provide an analysis of Total benefits received by the Executive Directors in 2018 and 2019.

These comprise:

–	Employee benefits, in line with the policy for other employees, which may vary by location and role; and

–

Business related services provided to employees to assist or enable them to carry out their role, which a tax authority has deemed to be a taxable “benefit” to the individual. Because these are business expenses, the company meets the tax which arises on them and therefore the items are shown grossed up for tax. These can be split into three areas:

–

Business travel: includes travel costs for the Executive Director and as appropriate for their spouse/partner associated with accompanying the Executive Director on GSK business which are deemed to be taxable benefits for the Director.

–	Accommodation whilst on business travel.

–	Other benefits.

	£000	£000	2019 £000	£000	£000	2018 £000
Emma Walmsley	Net	Gross up for tax (UK & US)	Total	Net	Gross up for tax (UK & US)	Total
Benefits available to employees	52	8	60	55	19	74
Business related services(1)
Business travel	47	38	85	79	65	144
Other benefits	26	21	47	9	7	16
Total benefits	125	67	192	143	91	234

	£000	£000	2019 £000	£000	£000	2018 £000
Iain Mackay	Net	Gross up for tax (UK & US)	Total	Net	Gross up for tax (UK & US)	Total
Benefits available to employees	83	16	99	–	–	–
Business related services(1)
Business travel	19	16	35	–	–	–
Other benefits	3	2	5	–	–	–
Total benefits	105	34	139	–	–	–

	$000	$000	2019 $000	$000	$000	2018 $000
Dr Hal Barron(2)	Net	Gross up for tax (UK & US)	Total	Net	Gross up for tax (UK & US)	Total(2)
Benefits available to employees	46	16	62	35	7	42
Business related services(1)
Business travel	272(2)	142	414	220	244	464
Accommodation whilst on business travel(3)	85	95	180	140	155	295
Other benefits	2	1	3	3	3	6
Total benefits	405	254	659	398	409	807

	£000	£000	2019 £000	£000	£000	2018 £000
Simon Dingemans	Net	Gross up for tax (UK & US)	Total	Net	Gross up for tax (UK & US)	Total
Benefits available to employees	41	27	68	42	13	55
Business related services(1)
Business travel	5	5	10	41	33	74
Other benefits	8	6	14	7	5	12
Total benefits	54	38	92	90	51	141

Notes:

(1)	Business related services which tax regulations deem to be a taxable benefit in the UK and/or the US.

(2)

During 2019, GSK reviewed the methodology for allocating the cost of certain business travel. Using the previous methodology, Dr Barron’s Business travel would have totalled approximately $129,000 net for 2019. Conversely, the current methodology would have resulted in an additional cost of approximately $322,000 in 2018 bringing his Business travel in 2018 to approximately $552,000 net.

(3)	Dr Barron’s place of main business moved during 2019 from the UK to the US, resulting in a reduction in this cost for 2019.

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Payments to past Directors (audited)

Vesting and release of LTI awards to past Directors.

As set out in our 2016 Annual Report, Sir Andrew Witty and Dr Moncef Slaoui left the Board on 31 March 2017 by mutual agreement.

In accordance with the Remuneration policy, approved by shareholders in 2014, their 2016 PSP awards and 2016 DABP awards vest over the original timescales and subject to the original performance conditions.

Dr Moncef Slaoui
	Number of ADS awarded	% vested in 2019	ADS price $	Equating to $000
2016 PSP	110,433	59	41.17	4,547
2016 DABP	14,508	59	41.17	597

Other benefits: the grossed up cost of the post employment financial planning was $29,480.

Simon Dingemans – left on 8 May 2019
PSP	2017 and 2018 awards lapsed in May 2019
DABP Matching awards
DABP awards	2017 award will vest in May 2020 under the terms of the Executive financial recoupment policy.
2018 and 2019 awards will vest in February 2021 and February 2022 respectively, in accordance with the standard vesting rules.

Simon Dingemans left the Board in May 2019. As he was a voluntary leaver, he did not receive any severance payment when he left the company. He did not receive any annual bonus in respect of 2019 and his outstanding LTIs were treated in line with the approved Remuneration policy as set out in the table above.

Payments for loss of office (audited)

No loss of office payments were made in 2019 or 2018.

Sir Andrew Witty
	Number of shares awarded	% vested in 2019	Share price £	Equating to £000
2016 PSP	343,530	59	15.89	5,459
2016 DABP	27,928	59	15.89	444

Other benefits: the grossed up cost of the post employment home security was £8,149.

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Implementation of Remuneration policy for 2020

Comparator groups for pay and Relative TSR

Following feedback and engagement with shareholders, the Committee decided to replace the UK cross-industry comparator group with a broader European cross-industry group for the CEO and CFO. The European cross-industry group comprises:

CEO & CFO – Europe cross-industry comparator group

Roche Holding AG	Linde	Deutsche Telekom
Novartis	Sanofi	Kering
LVMH	AstraZeneca	Heineken
Anheuser-Busch Inbev	Diageo	BASF
Unilever	Siemens	Vinci
SAP	Christian Dior	Adidas
L’Oreal	Inditex	Bayer
Novo Nordisk A/S	BAT	Safran
Airbus	Volkswagen	Reckitt Benckiser

CSO & Relative TSR performance for Executive Directors – Global pharmaceuticals comparator group

The Global pharmaceuticals comparator group will continue to be used for the CSO’s remuneration and to measure Relative TSR performance for the Executive Directors.

See page 120 for the composition of this group.

Fixed Pay

Salary

The Committee considered the average increases being awarded to employees below the level of CET in the UK and US. After due consideration, it was agreed that it was appropriate to award increases in line with the wider workforce to the CSO and CFO to ensure the competitiveness of their remuneration could be maintained.

After review of the CEO’s continued development and sustained performance, and following further engagement with shareholders, it was agreed that the second 8% base salary increase (as outlined in the 2018 Annual Report on pages 96 and 97) should be implemented.

Base salary	2020	% change
Wider workforce(1)	–	2.5
Emma Walmsley	£1,199,176	8
Iain Mackay	£871,250	2.5
Dr Hal Barron	$1,786,060	2.5

(1)	Based on the average increase budget for employees below the level of CET in the UK and US.

Benefits

See page 141 for details of the proposed new policy on benefits. No changes are being made to Executive Directors’ benefits.

Pension

The Committee has carefully considered and engaged with investors on the pension provisions for the new Executive Directors in light of the external focus on this area of remuneration. The proposed new policy has been changed following this engagement.

The Committee has also committed to reduce existing UK Executive Directors’ pensions to align with the wider workforce by January 2023. The pension contributions of the CSO will be retained given the contractual commitment on his appointment, his exceptional talent and the critical importance of making continued progress in R&D for the Group prospects over the coming years. Any new US-based Executive Director’s pension will be aligned to the wider US workforce on appointment.

2020 Pension contribution
Emma Walmsley Iain Mackay

20% of base salary and matching contributions of 5%
on the first £33,333 of salary in accordance with the
terms of the plan open to all employees, and 20% of
base salary in lieu of pension on salary in excess
of £33,333

Dr Hal Barron

38% of base salary.
In addition, in line with the wider US workforce, from
1 January 2019, a combined contribution rate under the
401(k) and ESSP plans of 6% (2% core contribution
plus a match of up to 4%) of total base salary and
bonus, less the bonus deferred under the DABP.

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Pay for performance

Annual bonus

There are no changes to the operation of the Annual bonus plan.

For full details of the policy in relation to the Annual bonus plan, please refer to the details in the new policy on page 142.

	Bonus opportunity % of salary		Weighting of performance measures %
	Target	Maximum	Adjusted Group PBIT	Scorecard of individual objectives
Emma Walmsley
Iain Mackay	100	200	70	30
Dr Hal Barron

In setting and assessing performance levels of the Executive Directors, the Committee considers performance against the company’s Trust business priority (see page 30) which reflects the Group’s approach to ESG factors.

Inevitably, targets linked directly to the financial and strategic plan are commercially sensitive. The Committee does not consider it appropriate to disclose Annual bonus targets during the year, as it may result in competitive harm. However, details of the performance targets, as usual, will be disclosed on a retrospective basis in the 2020 Annual Report.

Deferred Annual Bonus Plan (DABP) 2020 awards

The table below provides details of the mandatory deferral into the DABP of 50% of 2019 Annual bonus payments and the associated awards granted. The shares awarded have no performance conditions, but must be held for three years, regardless of continued employment.

	Total bonus deferred	DABP awards
	into shares %	Shares	ADS
Emma Walmsley		52,169
Iain Mackay	50	35,223
Dr Hal Barron			30,547

Performance Share Plan (PSP) 2020 awards

Following careful consideration and engagement with investors, the Committee intends to increase Emma Walmsley’s annual PSP award level from 550% to 575% of salary to recognise her development in role and strong performance, together with the highly competitive landscape in which GSK operates. This award remains below the newly reduced maximum grant under the proposed new policy. The Committee has considered in particular the high regard in which she is held by virtue of her performance and her competitive positioning against her peers. This adjustment will bring her total compensation to be broadly market median level, provided the company delivers strong long-term performance. However, when compared to the Global pharmaceuticals comparator group she remains below lower median. (See page 127).

The table below provides details of awards granted under the PSP:

			2020 PSP award(2)
	% of salary	Change in award level(1)	Shares	ADSs
Emma Walmsley	550	4.5%	392,260
Iain Mackay	400	–	207,267
Dr Hal Barron	500	–		203,981

(1)	The increase in award level to Ms Walmsley from 550% will be delivered through a top up award, subject to shareholder approval of the Remuneration report at the AGM on 6 May 2020.
(2)	The awards were granted at a price of £16.81 per share and $43.78 per ADS.

LTI performance measures

Continuous consideration has been given to the introduction of a measure to recognise the importance of accelerating and strengthening our pipeline to further support our Innovation business priority. This has even greater importance as we work towards separation of the Group. The Committee, after engagement with investors, decided to introduce a strategic Pipeline progress measure.

Pipeline progress measure

Specifically, this will be targeted to reward progress in strengthening our R&D pipeline with high quality assets and in achieving approvals in major markets for key assets or indications. The focus of this metric will be on achievement of material milestones.

The Committee will set targets based on relevant milestones and the commercial value delivered to the business at the end of the performance period.

The Pipeline progress measure is based on two equally weighted elements for key assets or indications:

Pipeline progress measure	Pipeline progress measure %	LTI award %
Pivotal trial starts
Focuses mainly on phase III registrational trial starts, but may also include phase II starts (for example, in oncology).	50	10
Major regulatory approval milestones	50	10

Points will be allocated to the assets in each sub-measure based on their forecast commercial value (peak year sales) at the end of the performance period.

Pipeline progress measure	LTI award %	Threshold 25%	50%	75%	Maximum 100%
Pivotal trial starts	10	13 points	14 points	15 points	18 points
Major regulatory approval milestones	10	18 points	19 points	20 points	22 points

To more easily differentiate the existing R&D new product sales measure, it has been renamed “Innovation sales”. That measure is otherwise unchanged.

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Implementation of Remuneration policy for 2020 continued

The weightings of the four LTI measures for 2020 onwards will be:

LTI measure business priority			Weighting
	Measure	Previous	New
Innovation	Innovation sales (previously R&D new product performance)	33%	20%
	Pipeline progress	–	20%
Performance	Relative TSR	33%	30%
	Adjusted free cash flow	33%	30%

Trust – business priority

When setting targets and reviewing management’s performance against all LTI measures, the Committee considers and reflects on the company’s Trust business priority. Our Trust priority reflects the company’s approach to ESG factors (see page 30).

Disclosure of measures

The Committee is mindful of investors’ concerns over the non-disclosure of targets at the time of grant. It has committed to disclose all targets in full following the end of each performance period.

It will continue to provide shareholders with interim performance updates for measures over the course of the performance period.

It exercises rigour in its assessment of performance against measures. It will enlist support from the Science Committee in assessing performance against the new Pipeline progress measure.

Innovation

The targets for Innovation sales and Pipeline progress measures are of their nature commercially sensitive at the time of grant.

Performance

Relative TSR will continue to be measured against GSK’s Global pharmaceutical comparator group (see page 120).

Adjusted free cash flow (AFCF)

The targets for the AFCF measure for the 2020 grant are:

	Target	% vesting
Maximum	£11.84bn	100%
	£11.33bn	75%
	£10.30bn	50%
Threshold	£9.99bn	25%

Shareholdings versus Share Ownership Requirement (SOR)

To align the interests of Executive Directors with those of shareholders, they are required to build and maintain significant holdings of shares in GSK over time. Executive Directors are required to continue to satisfy these share ownership requirements by holding 100% of SOR for the first 12 months after leaving GSK. Going forward Executive Directors will also be required to hold at least 50% of their SOR for months 13-24 after leaving GSK.

Share ownership vs SOR (multiples of base salary)

See page 137 for the Executive Directors’ shareholdings on 24 February 2020.

Mr Dingemans, who left GSK in 2019, continues to hold three times his previous base salary.

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Remuneration governance

Role of the Committee

The role of the Committee is to set the company’s remuneration policy having regard to GSK’s workforce remuneration so that GSK is able to recruit, retain and motivate its executives.

The Remuneration policy is regularly reviewed to ensure that it is consistent with the company’s scale and scope of operations, supports the business strategy and growth plans, is aligned to the wider workforce and helps drive the creation of shareholder value.

Terms of reference

The Committee’s terms of reference are available on the company’s website. The terms of reference are reviewed at least annually and were last revised in December 2019 to reflect best practice developments.

Governance

The Board considers all of the members of the Committee to be independent Non-Executive Directors in accordance with the 2018 Code.

Membership

The members of the Committee, together with their appointment dates, are set out below:

Committee members	Committee member since

Urs Rohner Chair	1 January 2015 (Chair since 7 May 2015)

Vindi Banga	1 January 2016

Dr Vivienne Cox	1 January 2017

Judy Lewent	1 January 2013

Committee meetings usually include a closed session, during which only members of the Committee are present. Other individuals may also be invited to attend Committee meetings during the year. Executives and other Committee attendees are not involved in any decisions, and are not present at any discussions, regarding their own remuneration.

Details of the Committee members’ skills and experience are given in their biographies under ‘Our Board’ on pages 79 to 81. See page 90 for Committee member attendance levels.

The Company Secretary is Secretary to the Committee and attends all meetings. Other attendees at the Committee include:

Committee attendees

Attendee	Regular attendee	Attends as required
CEO		✓
CFO		✓
Head of Human Resources		✓
Head of Reward	✓
Committee Adviser (PwC)		✓

Judy Lewent and Vindi Banga, as members of the Audit & Risk and Remuneration Committees, provide input on the Audit & Risk Committee’s review of the Group’s performance and oversight of any risk factors relevant to remuneration decisions.

The Committee Chair meets with employees or their HR representatives to understand employees’ views on remuneration. In addition, Dr Cox, GSK’s Workforce Engagement Director, provides the Committee with insights into the views of the wider workforce on remuneration at GSK.

Adviser to the Committee

PricewaterhouseCoopers LLP (PwC) has been the independent adviser to the Committee since it was appointed in 2018 after a full commercial tender exercise was concluded by the company. PwC is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK. The code of conduct can be found at www.remunerationconsultantsgroup.com.

During the year, PwC did not have any other connection with the Committee members or other Board Directors. However, it did provide other consulting and assurance services to the company. In line with the protocols agreed and set by the Committee Chair under which PwC provided their advice, the Committee is satisfied that such advice has been objective and independent.

PwC has provided independent commentary on matters under consideration by the Committee and updates on market practice and legislative requirements. PwC’s fees for advice during the year, which were charged on both a fixed and a time and materials basis, were £177,000.

Willis Towers Watson provided additional market data to the Committee.

Committee evaluation

The Committee’s annual evaluation was externally facilitated by No 4 who interviewed Committee members on the Committee Chair’s behalf. It was concluded that the Committee continued to operate effectively.

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Governance and remuneration
Financial statements
Investor information

Annual report on remuneration continued

What the Committee did during 2019

Areas of Committee focus	Items discussed

Remuneration policy The Committee sets the broad structure for the Remuneration policy and determines the remuneration of the Executive Directors, the Chairman and other corporate officers.	– 2020 Executive remuneration policy review and recommendations – Remuneration impact of major Group restructuring – Engagement with shareholders

Salary review

The Committee periodically reviews and considers the remuneration environment of Executive Directors and CET, approving annual adjustments as necessary having regard to the remuneration of the wider workforce.

–  Review of remuneration environment (including wider employee trends)

–  Executive Director and CET benchmarking, competitiveness and GSK comparator groups

–  Executive Director, CET and Company Secretary salary review and recommendations for 2019

Annual bonus The Committee is responsible for setting specific performance measures for the Annual bonus and for assessments of performance.	– CEO, Executive Directors and CET 2018 bonus recommendations and 2019 CEO bonus objectives

LTI plans

The Committee is responsible for approving LTI plan rule changes, grants, assessments of performance, and the vesting of LTI awards for the Executive Directors, CET and below (including interim awards).

– LTI performance outcomes and vesting of LTI awards for CET and below – Confirmation of LTI grants for CET and below – Development of a new Innovation pipeline measure

Governance and other areas of focus The Committee adheres to a robust remuneration governance framework, ensuring alignment between internal actions and external reporting/compliance requirements.

–  Review of Terms of Reference

–  Committee evaluation annual review

–  2018 Remuneration report

–  Confirmation of 2019 Group Budget for remuneration purposes

–  Remuneration considerations and committee programme for 2019

–  AGM and Remuneration report feedback, the external remuneration environment and performance target disclosure for incentive plans

–  Approval of the new Chairman’s fees

–  2019 Remuneration report disclosures, including CEO pay ratio

–  Annual governance meeting; key committee messages and presentation of the 2020 Remuneration policy and consideration of feedback received

–  Employer consultation with employees or employee representatives on setting pay

–  Gender pay gap reporting

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Annual report on remuneration continued

Non-Executive Directors’ fees

Chairman and other Non-Executive Directors

The company aims to provide the Chairman and other Non-Executive Directors with fees that are competitive with those paid by other companies of equivalent size and complexity, subject to the limits contained in its Articles of Association.

Chairman’s fees

The Chairman is paid a fee of £700,000 per annum, of which he has elected to take 25% in GSK shares. The Chairman’s fees were reviewed on the appointment of the new Chair. It was concluded they remained appropriate.

2019 Non-Executive Directors’ fees

The Non-Executive Directors’ fees that applied during 2019 are set out in the table below:

Per annum
Standard annual fee	£85,000
Supplemental fees Chair of the Audit & Risk Committee	£80,000
Senior Independent Director Scientific/Medical Experts Chairs of the Remuneration, Corporate Responsibility and Science Committees	£30,000
Non-Executive Director undertaking intercontinental travel to meetings	£7,500 per meeting

Implementation of Non-Executive Directors’ policy in 2020

Non-Executive Directors’ standard fees were last increased in January 2013. Following a review and engagement with shareholders it was agreed to:

– increase the annual fees payable to the Non-Executive Directors with effect from 1 January 2020 to:

–	£95,000 for the standard annual fee

–	£50,000 for the Senior Independent Director

–	£40,000 for other Committee Chairs, including the Remuneration, Corporate Responsibility and Science Committees

–

subject to shareholder approval, introduce a supplemental fee with effect from 1 January 2020, payable to the Workforce Engagement Director (£40,000 for 2020). Authorise the payment to a Non-Executive Director of up to the amount paid to a Committee Chair (£40,000 for 2020) for undertaking additional duties in exceptional or unforeseen circumstances requiring a significant additional time commitment.

No changes are proposed to the fees payable to the Chair of the Audit & Risk Committee or Scientific/Medical Experts. We do not expect to make any other increases to the fees payable to Non-Executive Directors during the new policy period. The increases described above reflect the time commitments of these roles.

Non-Executive Directors will continue to be required to invest at least 25% of their total net fees in GSK shares or ADS.

2019 Total fees (audited)

The audited table below sets out the value of fees and benefits received by the Non-Executive Directors in the form of cash and shares or ADS. Further details of the Non-Executive Directors’ share allocation plan are set out on page 137. Non-Executive Directors’ fees that are paid in a currency other than Sterling are converted using an average exchange rate that is reviewed from time to time. Benefits comprise the grossed up cash value of travel and subsistence costs incurred in the normal course of business, in relation to attendance at Board and Committee meetings. For overseas-based Directors, this includes travel to meetings in the UK.

Non-Executive Directors’ emoluments (000) (audited)				2019				2018
		Fixed fees				Fixed fees
	Cash	Shares/ADS	Benefits	Total pay	Cash	Shares/ADS	Benefits	Total pay

Vindi Banga	£92	£31	£4	£127	£65	£50	£3	£118

Dr Vivienne Cox	£69	£23	£8	£100	£64	£21	£11	£96

Lynn Elsenhans	$24	$196	$75	$295	$56	$175	$90	$321

Dr Laurie Glimcher	–	$220	$76	$296	–	$231	$73	$304

Dr Jesse Goodman	$199	$66	$66	$331	$208	$69	$115	$392

Judy Lewent	$222	$74	$82	$378	$230	$77	$130	$437

Urs Rohner	£92	£31	£13	£136	£86	£29	£23	£138

Sir Jonathan Symonds	£174	£58	£2	£234	–	–	–	–

Former directors:

Professor Sir Roy Anderson (1)	–	–	–	–	£39	£7	£18	£64

Philip Hampton	£352	£117	£12	£481	£525	£175	£19	£719

Sir Deryck Maughan (2)	–	–	–	–	–	–	£5	£5

Dr Daniel Podolsky (2)	–	–	£2	£2	–	–	£7	£7

Hans Wijers (3)	–	–	–	–	–	–	£8	£8

(1)	Professor Sir Roy Anderson retired from the Board on 3 May 2018.
(2)	Dr Daniel Podolsky and Sir Deryck Maughan retired from the Board on 5 May 2016.
(3)	Hans Wijers retired from the Board on 7 May 2015.

136    GSK Annual Report 2019

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Financial statements
Investor information

Annual report on remuneration continued

Directors’ interests in shares (audited)

The interests of the Directors of the company in office during 2019 and their persons closely associated (PCA) are shown in the tables below.

				Total share plan interests as at 31 December 2019 or date of leaving
	Total directors’ interests as at			Shares/ADS		Options
		31 December	1 January	Unvested
		2019	2019	and not	Unvested and	Unvested and	Unvested and
	24 February	or date of	or date of	subject to	subject to	not subject to	subject to	Vested but	Exercised in
	2020	leaving	appointment	performance(1)	performance(2)	performance(1)	performance(2)	not exercised	the year
Executive Directors

Shares

Emma Walmsley(1,3,4,5,6)	492,034	441,082	281,726	–	1,300,605	166,189	36,831	–	188,870
Iain Mackay(4)	35,223	–	–	–	233,791	–	–	–	–
Simon Dingemans(1,2,3,4,6,8)	–	740,484	540,663	319,005	470,703	122,628	32,712	–	68,708
ADS

Dr Hal Barron(1,4)	71,096	40,143	1,644	38,499	480,051	–	–	–	–
				Share allocation plan for Non-Executive Directors
	Total directors’ interests as at			Number of shares or ADS
		31 December	1 January	Dividends			Dividends
		2019	2019	reinvested			reinvested
	24 February	or date of	or date of	after year	31 December		during the	Allocated	31 December
	2020	leaving	appointment	end	2019	Paid out	year	& elected	2018
Non-Executive Directors

Shares(7)

Vindi Banga	61,205	59,748	56,753	1,058	24,548	–	1,091	1,904	21,553
Dr Vivienne Cox	5,428	4,939	3,352	195	4,939	–	150	1,437	3,352
Urs Rohner	10,989	10,171	7,885	419	10,171	–	382	1,904	7,885
Sir Jonathan Symonds	32,974	18,805	17,971	9	834	–	–	834	–
Philip Hampton(8)	–	61,643	51,157	–	–	(54,725)	2,125	8,361	44,239

ADS(7)

Lynn Elsenhans	39,151	36,629	30,587	1,467	35,629	–	1,497	4,545	29,587
Dr Laurie Glimcher	13,075	11,492	5,961	410	11,492	–	202	5,329	5,961
Dr Jesse Goodman	6,955	6,352	4,538	249	6,352	–	206	1,608	4,538
Judy Lewent	27,865	26,780	24,271	691	16,614	–	717	1,792	14,105

1)	Unvested options not subject to performance of 166,189 for Emma Walmsley represent bonus deferrals of 165,445 and Share Save options of 744.

Unvested shares not subject to performance of 319,005 for Simon Dingemans represent 100% of the shares awarded at the end of the three-year performance periods for the 2015 and 2016 PSP grants, together with subsequent reinvested dividends. These shares are subject to a two-year holding period ending in February 2020 (2015 PSP grant) and February 2021 (2016 PSP grant). Unvested options not subject to performance of 122,628 for Mr Dingemans represent bonus deferrals of 122,172 and Share Save options of 456. The Share Save options lapsed in May 2019 when he left GSK.

Unvested ADS not subject to performance of 38,499 for Dr Hal Barron represent bonus deferrals.

2)

Unvested shares subject to performance of 470,703 for Simon Dingemans represent PSP awards granted in 2017 and 2018 which lapsed in May 2019 when he left GSK. Unvested options subject to performance of 32,712 represent DABP matching awards granted in 2017 which lapsed in May 2019 when he left GSK.

3)

Total Directors’ interests includes shares purchased through the GlaxoSmithKline Share Reward Plan. During 2019, Emma Walmsley and Simon Dingemans were awarded 93 and 41 shares respectively under the plan. The total number of shares held within the plan are as follows:

Share Reward Plan (Shares)	24 February 2020	31 December 2019	1 January 2019
Emma Walmsley	1,806	1,760	1,496
Simon Dingemans	–	–	1,943

Dr Hal Barron is a US employee and is not eligible to participate in the Share Reward Plan, as this is only open to UK employees.

4)

Total directors’ interests includes options over shares or ADS resulting from the deferral of bonus (and the subsequent reinvestment of dividends) under the DABP. The totals shown in the table below include bonus deferrals, but exclude any unvested matching awards which are subject to ongoing performance criteria. The last matching award was granted in 2017. The amounts represent the gross share and ADS balances prior to the sale of any shares or ADS to satisfy tax liabilities.

Deferred Annual Bonus Plan (Bonus deferrals)		24 February 2020	31 December 2019 or date of leaving	1 January 2019
Emma Walmsley	Shares	182,147	165,445	128,604
Iain Mackay	Shares	35,223	–	–
Dr Hal Barron	ADS	69,452	38,499	–
Simon Dingemans	Shares	–	122,172	117,782

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Annual report on remuneration continued

Directors’ interests in shares (audited) continued

5)

Total directors’ interests at 24 February 2020 includes shares or ADS which vested in February 2020 due to performance being met under the DABP and PSP 2017 awards, less those sold to satisfy tax liabilities on the vested amounts.

6)	The following table sets out details of options under the Share Option Plan (SOP) and nil-cost options under the DABP exercised during 2019 by the Executive Directors.

Type of award	Date of grant	Number of shares under option	Date of exercise	Grant price	Market price at exercise	Gain on exercise (000)
Emma Walmsley

SOP	22.07.10	137,040	31.10.19	£12.04	£17.76	£784

DABP – deferral	11.02.16	32,596	18.02.19	–	£15.76	£514

DABP – matching	11.02.16	19,234	18.02.19	–	£15.76	£303
						£1,601

Simon Dingemans

DABP – deferral	11.02.16	43,044	18.02.19	–	£15.72	£677

DABP – matching	11.02.16	25,398	18.02.19	–	£15.72	£399
						£1,076

In respect of options under the SOP, the remuneration receivable by an Executive Director is calculated on the date that the options first vest. The remuneration is the difference between the amount the Executive Director is required to pay to buy the shares and the total value of the shares on the vesting date. If the Executive Director chooses not to exercise the options on the vesting date, any subsequent increase or decrease in the amount realised will be due to movements in the share price between the vesting date and the date of exercise. This increase or decrease in value is the result of an investment decision by the Executive Director and, as such, is not recorded as remuneration.

In respect of nil-cost options under the DABP, the bonus which is deferred by the Director is recorded as remuneration (under Annual bonus) for the year to which it relates. The gain recorded on exercise of the nil-cost option comprises this remuneration, the total of the amounts received in reinvested dividends prior to vesting and the gains or losses resulting from movements in the share price between (i) the dates of grant and exercise for the initial bonus amount deferred; and (ii) the dates of dividend reinvestment and exercise for the reinvested dividends.

For the matching element of the DABP, the remuneration of the Executive Director is recorded in the year that the performance period ends and represents the number of vested shares multiplied by the share price at vesting. The gain recorded on exercise of the nil-cost option comprises the total of this remuneration and the gain or loss resulting from the movement in the share price between vesting and exercise. The last matching award was granted in 2017.

For Emma Walmsley:

–

The total gain of £783,869 following the exercise of 137,040 options granted under the SOP comprises remuneration of £671,496 in respect of 2013 (the share options were granted on 22 July 2010 and vested on 22 July 2013 with a vesting price of £16.94) and an investment gain of £112,373.

–

The gain of £513,713 recorded following the exercise of the 32,596 nil-cost options relating to the deferral of bonus earned in respect of 2015 comprises remuneration of £374,400 recorded in 2015 as Annual bonus and a net gain of £139,313 relating to the reinvestment of dividends prior to vesting and movements in the share price between grant and dividend reinvestment dates and the exercise date.

–

The gain of £303,128 recorded following the exercise of the 19,234 nil-cost options relating to the DABP matching award comprises remuneration of £301,204 recorded in 2018 in relation to the DABP and an investment gain of £1,924 relating to the movement in the share price between the vesting and exercise dates.

For Simon Dingemans:

–

The gain of £676,652 recorded following the exercise of the 43,044 nil-cost options relating to the deferral of bonus earned in respect of 2015 comprises remuneration of £494,425 recorded in 2015 as Annual bonus and a net gain of £182,227 relating to the reinvestment of dividends prior to vesting and movements in the share price between grant and dividend reinvestment dates and the exercise date.

–

The gain of £399,257 recorded following the exercise of the 25,398 nil-cost options relating to the DABP matching award comprises remuneration of £397,733 recorded in 2018 in relation to the DABP and an investment gain of £1,524 relating to the movement in the share price between the vesting and exercise dates.

7)

For Non-Executive Directors, total interests include shares or ADS received as part or all of their fees under the Non-Executive Directors’ Share Allocation Plan. Dividends received on shares or ADS under the plan during 2019 and January 2020 were converted into shares or ADS as at 5 February 2020.

8)	Simon Dingemans retired from the Board on 8 May 2019. Sir Philip Hampton retired from the Board on 31 August 2019.

138    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Annual report on remuneration continued

Directors and Senior Management

Further information is provided on compensation and interests of Directors and Senior Management as a group (the group). For this purpose, the group is defined as the Non-Executive and Executive Directors, other members of the CET and the Company Secretary. For the financial year 2019, the following table sets out aggregate remuneration for the group for the periods during which they served in that capacity.

Remuneration for 2019	£

Total compensation paid	28,423,288

Aggregate increase in accrued pension benefits (net of inflation)	115,693

Aggregate payments to defined contribution schemes	1,196,714

During 2019, members of the group were awarded shares and ADS under the company’s various LTI plans, as set out in the table below. To align the interests of Senior Management with those of shareholders, Executive Directors and CET members are required to build and maintain significant holdings of shares in GSK over time. CET members are required to hold shares to an equivalent multiple of two times their base salary, and must continue to satisfy these share ownership requirements for a minimum of 12 months after leaving GSK.

		Awards		Dividend reinvestment awards
Awarded during 2019	Shares	ADS	Shares	ADS

Deferred Annual Bonus Plan (matching awards)	–	–	7,457	443

Performance Share Plan	1,404,927	468,854	208,176	45,874

Deferred Investment Awards(1,2)	20,100	–	5,964	89

Share Value Plan(2)	19,400	–	–	–

At 24 February 2020, the group and their PCAs had the following interests in shares and ADS of the company. Interests awarded under the various LTI plans are described in Note 44 to the financial statements, ‘Employee share schemes’ on page 244.

Interests at 24 February 2020	Shares	ADS
Owned	1,426,701	181,616
Unexercised options	7,203	–
Deferred Annual Bonus Plan	431,934	122,793
Performance Share Plan	4,775,844	1,482,055
Deferred Investment Awards(1,2)	132,129	6,320
Share Value Plan(2)	57,900	–

(1)	Notional shares and ADS.

(2)

Executive Directors are not eligible to receive Deferred Investment Awards or participate in the Share Value Plan. The Deferred Investment Award granted to Emma Walmsley which vested during 2019 was granted prior to her becoming an Executive Director.

GSK Annual Report 2019    139

2020 Remuneration policy summary

Remuneration policy review

Our current Remuneration policy (policy) was approved by our shareholders at our Annual General Meeting on 4 May 2017 receiving a 95.2% vote in favour. As required under the Remuneration regulations, shareholders are being asked to approve a new policy at our Annual General Meeting on 6 May 2020, which it is intended will apply for the next three years.

During 2019, the Committee considered the policy. The decision-making process that the Committee followed for its determination, review and implementation of the proposed new policy is set out in the Committee Chair’s statement on pages 116 and 117.

The Committee’s review of the policy sought to ensure that it continues to:

–	Be aligned with the company’s business priorities, culture shift, wider workforce pay policies and emerging best practice;
–	Create shareholder value; and

–	Drive the success of the company for the benefit of patients, customers and other key stakeholders.

In addition, changes to the policy have been made to ensure its implementation will support the delivery of business strategy whilst delivering a clear, understandable and appropriately competitive package to attract, retain and motivate executive talent.

The Committee developed the new policy for Executive and Non-Executive Directors in the context of its oversight of wider workforce pay, however, it did not consult with employees on the new policy. It consulted with our largest shareholders in respect of the proposed changes and took shareholders’ feedback into account when finalising the new policy.

The table below provides an overview of the main changes that are proposed in respect of the new policy. The full policy that shareholders are asked to approve is set out on pages 141 to 150.

Remuneration element	Proposed changes to policy	Rationale for the change

Pension	– Any new Executive Director will receive a pension aligned to the broader workforce. Contribution levels for the current UK Executive Directors will be similarly aligned from January 2023.	Alignment with shareholders: Alignment with the 2018 Code and emerging market practice.

Extension to post cessation share ownership requirements	– 50% of SOR for Executive Directors to be held for the second year post cessation of role.	Alignment with shareholders: Alignment with the 2018 Code and emerging market practice.

LTI Quantum	– A reduction in the maximum award level permitted (to 600%) and an increase in the award level to be applied in the case of the CEO (to 575%).

Pay for performance:

We received feedback from some shareholders that the maximum award level permitted under the policy should be reduced from the previous 650%. The increase in the target award to the CEO reflects strong performance in the role by Emma Walmsley since her appointment in April 2017.

Malus and Clawback	– The definition of a triggering event is expanded to include material misstatement of results and serious reputational damage.	Alignment with market practice: It has become more common for FTSE 100 companies to apply a broader definition of a triggering event.

Loss of office payment policy	– The 20 years’ service condition for ‘termination by mutual agreement’ has been removed.	Simplification and flexibility: To simplify the policy and to allow greater flexibility for the Board to manage succession proactively.

Non-Executive Directors’ fees

–  Introduction of a fee (£40,000 for 2020) for the designated Workforce Engagement Director with effect from 1 January 2020.

–  Authority is also sought for a Non-Executive Director (other than the Chairman) to be remunerated up to the amount paid to Committee Chairs (£40,000 for 2020) for undertaking additional duties in exceptional or unforeseen circumstances requiring a significant additional time commitment.

–  Non-Executive Directors will continue to be required to invest at least 25% of their total net fees in shares or ADS of the company.

Compensation for additional duties:

To reflect the work involved in carrying out this new role which is equivalent to that of a Committee Chair.

To appropriately remunerate Non-Executive Directors for their work.

Simplification and alignment with shareholders:

To allow the direct reinvestment of fees into shares or ADS.

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Financial statements
Investor information

Remuneration policy report

Future policy table

Subject to shareholder approval at the company’s Annual General Meeting on 6 May 2020, the Remuneration policy for each remuneration element will be as outlined in the table below.

Salary	No change

Purpose and link to strategy

To provide a core reward for the role.

Set at a level appropriate to secure and retain high calibre individuals needed to deliver the Group’s strategic priorities.

Operation

Individual’s role, experience, performance and independently sourced data for relevant comparator groups considered when determining salary levels.

Salary increases typically take effect in the first quarter of each year.

Salaries are normally paid in the currency of the Executive Director’s home country.

Opportunity

There is no formal maximum limit and, ordinarily, salary increases will be broadly in line with the average increases for the wider GSK workforce.

However, increases may be higher to reflect a change in the scope of the individual’s role, responsibilities or experience. Salary adjustments may also reflect wider market conditions in the geography in which the individual operates.

Details of current salary levels are set out in the Annual report on remuneration.

Performance measures

The overall performance of the individual is a key consideration when determining salary increases.

Benefits	No change

Purpose and link to strategy

Levels are set to recruit and retain high calibre individuals to execute the business strategy.

Operation

Executive Directors are eligible to receive benefits in line with the policy for other employees which may vary by location. These include, but are not limited to, car allowances, healthcare, life assurance/death in service (where not provided as part of the individual’s pension arrangements), personal financial advice and contractual post-retirement benefits. In line with the policy for other employees, Executive Directors may be eligible to receive overseas relocation allowances and international transfer-related benefits when required. Executive Directors in the UK are also eligible to participate in all-employee share schemes (e.g. Share Save and Share Reward Plan), under which they are subject to the same terms as all other employees.

In order to recognise the high business travel requirements of the role, Executive Directors are also entitled to car travel and exceptionally may be accompanied by their spouse/partner on business trips. Other benefits include expenses incurred in the ordinary course of business, which are deemed to be taxable benefits on the individual.

Where an Executive Director is based outside the UK, but is required to travel to the UK to fulfil the responsibilities of their role and to attend Board Meetings, they may be subject to tax on their business travel expenses to and from the UK and on the provision of any accommodation in the UK. Although in reality it represents a business expense, the tax treatment requires that their travel and accommodation expenses are then included as benefits. Because of the business context, the tax liabilities will be covered by the company on a grossed-up basis.

Benefit provision is tailored to reflect market practice in the geography in which the Executive Director is based and different policies may apply if current or future Executive Directors are based in a different country.

Opportunity

There is no formal maximum limit as benefits costs can fluctuate depending on changes in provider cost and individual circumstances.

Details of current benefits and costs are set out in the Annual report on remuneration.

Performance measure

None

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Remuneration policy report continued

Future policy table continued

Pension	Change

Purpose and link to strategy

Pension arrangements provide a competitive level of retirement income.

Operation

Pension arrangements are structured in accordance with the plans operated in the country in which the individual is likely to retire. Where the individual chooses not to become a member of the pension plan, cash in lieu of the relevant pension contribution is paid instead. Executive Directors in the UK are entitled either to join the defined contribution pension plan or to receive a cash payment in lieu of pension contribution.

Where an individual is a member of a GSK legacy defined benefit plan, a defined contribution plan or an alternative pension plan arrangement and is subsequently appointed to the Board, he or she may remain a member of that plan.

Opportunity

The policy for all current Executive Directors is:

UK:

–	20% of base salary contribution to defined contribution plan and further 5% in matched contributions subject to any relevant cap and in line with implementation principles for other members of the plan; and
–	20% of base salary as a cash payment in lieu of pension contribution for the portion above the relevant cap;

or

–	20% of base salary as a cash payment in lieu of pension contribution.

From 1 January 2023, any current UK Executive Directors who are still in role will have their pension arrangements aligned to new Executive Directors’ arrangements as follows.

Any new Executive Directors in the UK will receive from date of appointment:

–	7% of base salary contribution to defined contribution plan and further 3% in matched contributions subject to any relevant cap and in line with implementation principles for other members of the plan; and
–	7% of base salary as a cash payment in lieu of pension contribution for the portion above the relevant cap;

or

–	7% of base salary as a cash payment in lieu of pension contribution.

US(1):

–	Cash Balance and Supplemental Cash Balance pension plans, providing annual contributions of 38% of base salary, split between the two plans as appropriate.
–	GSK 401(k) plan and the Executive Supplemental Savings Plan (ESSP) with core contributions of 2% of salary and bonus(2) and matched contributions of 4% of salary and bonus(2).

Any new Executive Directors in the US will receive:

–	Cash Balance and Supplemental Cash Balance pension plans, providing annual contributions of 5% of base salary and bonus, split between the two plans as appropriate.
–	GSK 401(k) plan and the ESSP with core contributions of 2% of salary and bonus(2) and matched contributions of 4% of salary and bonus(2).

Global:

–	Eligible for appropriate equivalent arrangement not in excess of the US/UK arrangements.

Performance measures

None.

(1)	In the event of any change to the plans operated in the US, a similar value would be provided under any successor arrangements introduced within the market.
(2)	Less bonus deferred under the DABP.

Annual bonus	No Change

Purpose and link to strategy

To incentivise and recognise execution of the business strategy on an annual basis.

Rewards the achievement of stretching annual financial and strategic business targets and delivery of personal objectives.

Operation

Financial, operational and business targets are set at the start of the year by the Committee and bonus levels are determined by the Committee based on performance against those targets.

Individual objectives are set at the start of the year by the Committee and performance against those objectives is assessed by the Committee.

Executive Directors are required to defer 50% of any bonus earned into shares, or ADS as appropriate, for three years. Deferred bonus shares are eligible for dividend equivalents up to the date of vesting.

The Committee may apply judgement in making appropriate adjustments to bonus outcomes to ensure they reflect underlying business performance. Clawback and/or malus provisions apply as described on page 144.

Opportunity

The maximum bonus opportunity for Executive Directors is 200% of salary. For threshold performance, the bonus pay-out on the financial measure will be nil. For target performance, the bonus payout will be 50% of the maximum opportunity.

Performance measures

Based on a combination of financial targets and individual/strategic performance objectives, with the majority of the bonus assessed against the financial measures. The weighting between different measures will be determined each year according to business priorities. Further details, including the measures to be used in the financial year, are provided in the Annual report on remuneration.

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Financial statements
Investor information

Remuneration policy report continued

Future policy table continued

Selection of annual bonus measures

The annual bonus is designed to drive the achievement of GSK’s annual financial and strategic business targets and the delivery of personal objectives.

The annual bonus financial targets are set by reference to internal budget and external consensus targets.

The majority of the annual bonus opportunity is based on a formal review of performance against stretching financial targets with the remainder of the bonus subject to a balanced scorecard of strategic and individual targets which are aligned to the company’s key objectives for that financial year.

Performance Share Plan (PSP)	Change

Purpose and link to strategy

To incentivise and recognise delivery of the longer term business priorities, financial growth and increases in shareholder value compared to other pharmaceutical companies.

In addition, to provide alignment with shareholder interests, a retention element, to encourage long-term shareholding and discourage excessive risk taking.

Operation

Conditional awards are made annually with vesting dependent on the achievement of performance conditions over three years and are subject to an additional two-year holding period. PSP targets are set by reference to internal budget and external consensus targets.

Awards are eligible for dividend equivalents up to the date of vesting and release.

The Committee may adjust the formulaic vesting outcome (either up or down) to ensure that the overall outcome reflects underlying business performance over the vesting period.

Clawback and/or malus provisions apply as described on page 144.

Opportunity

The normal maximum award limits that may be granted under the PSP to an individual in any one year are set out in the table below:

% of salary
CEO	600
CFO	400
Other Executive Directors	500

Performance measures

Based on a combination of financial, share price related and strategic performance conditions which are aligned to the company’s strategic plan. For all measures*, 25% of awards will vest at threshold performance. Further details, including the performance targets attached to the PSP in respect of each year, and the weightings of the targets for the 2020 PSP awards are provided in the Annual report on remuneration.

*	We announced in the 2018 Annual Report, that we were reducing the threshold vesting level for our TSR measure to 25%, in order to align it with our other performance measures.

Selection of long-term incentive measures

The Committee selects performance measures which focus Executive Directors’ long-term remuneration on the delivery of GSK’s key strategic priorities over the longer term. In addition to setting robust targets, the Committee has implemented a number of safeguards to ensure the targets are met in a sustainable way and performance reflects genuine achievement against targets and therefore represents the delivery of value for shareholders.

For each performance measure, the impact of any acquisition or divestment will be quantified and adjusted for after the event.

Any major adjustment in the calculation of performance measures will be disclosed to shareholders on vesting. The Audit & Risk Committee chair and other members, who are also members of the Remuneration Committee, provide input on the Audit & Risk Committee’s review of the Group’s performance and oversight of any risk factors relevant to remuneration decisions.

Details of the rationale behind the performance measures selected and how they are calculated are set out in the Annual report on remuneration.

Share Ownership Requirements	Change

To align the interests of Executive Directors with those of shareholders, they are required to build and maintain significant holdings of shares in GSK over time. The requirements for each Executive Director are as follows:

% salary
CEO	650
Other Executive Directors	300

As a minimum, Executive Directors are required to maintain 100% of their share ownership requirements to the end of the first year following retirement from the company and 50% to the end of the second year.

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Future policy table continued

Clawback and malus	Expansion of definition of triggering event

In the event of a ‘triggering event’ (i.e. significant misconduct by way of violation of regulation, law, a significant GSK policy, such as the Code of Conduct, or a material misstatement of results, or serious reputational damage), the company will have the ability to claw back up to three years’ annual and deferred bonuses as well as vested and unvested LTIs. In addition, in respect of PSP awards made from 2020, if a participant is subject to an investigation, then the vesting of their awards may be delayed until the outcome of that investigation.

A separate Recoupment Committee has been established to investigate relevant claims of misconduct. The Recoupment Committee exercises this authority for the wider employee base. It comprises of senior executives with relevant oversight and appropriate experience, including the Senior Vice President, Global Ethics and Compliance, and the Senior Vice President & General Counsel.

In respect of each financial year, the Remuneration Committee will disclose whether it (or the Recoupment Committee) has exercised clawback or malus. Disclosure will only be made when the matter has been subject to public reports of misconduct, where it has been fully resolved, where it is legally permissible to disclose and where it can be made without unduly prejudicing the company and therefore shareholders.

Additionally, where there has been continuity of responsibility between initiation of an adverse event and its emergence as a problem, the adverse event should be taken into account in assessing annual bonus awards and LTI vesting levels in the year the problem is identified and for future periods. The Remuneration Committee (or Recoupment Committee) may make appropriate adjustments to individual annual bonuses as well as grant and vesting levels of LTI awards to reflect this.

Approach to recruitment remuneration	No Change

The Committee determines the remuneration package of new Executive Directors on a case-by-case basis depending on the role, the market from which they will operate and their experience. Total remuneration levels will be set by reference to a relevant pay comparator group and, where appropriate, will allow for future development in the role.

It is expected that new Executive Directors will participate in short and long-term incentive plans on the same basis as existing directors. However, in exceptional circumstances, the Committee reserves the flexibility to set the incentive limit for a new Executive Director at up to an additional 50% of the existing limits.

The Committee retains this flexibility in recognition of the high levels of variable pay in GSK’s global pharmaceutical competitors. However, the Committee will only use this flexibility when it is considered to be in the best interests of the company and its investors.

Pension arrangements for any external recruit as an Executive Director will be as set out in the Remuneration policy table on page 142.

Other benefits will be provided in line with the policy for existing Executive Directors.

Where required to meet business needs, relocation support will be provided in line with company policy.

For any internal appointments, entitlements under existing remuneration elements will continue, including pension entitlements and any outstanding awards. However, where not already the case, internal appointments will be required to move to Executive Director contractual terms, including termination provisions.

The Committee is mindful of the sensitivity relating to recruitment packages and, in particular, the ‘buying out’ of rights relating to previous employment. It will therefore seek to minimise such arrangements. However, in certain circumstances, to enable the recruitment of exceptional talent, the Committee may determine that such arrangements are in the best interests of the company and its shareholders. Such arrangements will, where possible, be on a like-for-like basis with the forfeited remuneration terms. Arrangements will therefore vary depending on the plans and arrangements put in place by the previous employer and may be in the form of cash or shares and may or may not be subject to performance conditions. Explanations will be provided where payments are made as compensation for previous remuneration forfeited.

The remuneration arrangements for any newly appointed Executive Director will be disclosed as soon as practicable after the appointment.

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Loss of office payment policy	Change

The company does not have a policy of fixed term contracts. Generally, contracts for new appointments will expire in line with the applicable policy on retirement age, which since 2009 has been 65.

Contracts for existing Executive Directors will expire on the dates shown on page 128.

Notice period on termination by the employing company or the Executive Director is 12 calendar months.

The ability to impose a 12-month non-compete period (and a non-solicitation restriction) on an Executive Director is considered important by the company to have the ability to protect the Group’s intellectual property and staff. In light of this, the Committee believes that it would not be appropriate to provide for mitigation in the contracts.

Termination of employment

In the event that an Executive Director’s employment with the company terminates, the following policies and payments will apply.

Element of Remuneration	Loss of office payment policy

Termination payment	Termination by notice: 12 months’ annual salary payable on termination by the company (pro-rated where part of the notice period is worked).
No termination payment is made in respect of any part of a notice period that extends beyond the contract expiry date.

A bonus element is not normally included in the termination payment. However, the terms of the contracts seek to balance commercial imperatives and best practice.

Redundancy: As above, for termination by notice. In the UK, only statutory redundancy pay will apply. In the US, general severance policy does not apply.

Retirement, death and ill-health, injury or disability: No termination payment.

LTI awards	PSP awards are governed by the plan rules as approved by shareholders.

The following provisions will normally apply:

Termination by notice: Unvested awards will lapse.

Redundancy, retirement, death, ill-health, injury, disability or any other reason: Generally, awards will continue to vest over the original timescales subject to performance and pro-rated for time.

In the event of a change of control, PSP awards will vest, taking into account performance to date and normally taking into account the proportion of the performance period that has elapsed. Alternatively, the awards may be exchanged for new awards.

Annual bonus	Termination by notice by individual: If an individual serves notice and the termination date falls before 31 December, the bonus is forfeited.

Termination by notice by the company, redundancy, retirement, death, ill-health, injury or disability: If the termination date falls during the financial year, eligible for pro-rated on-target bonus (if employed on 31 December, bonus payable based on actual results).

Mandatorily deferred bonus under the DABP	DABP deferred bonus awards in respect of mandatorily deferred bonus amounts are governed by the plan rules as approved by shareholders.
The following provisions will normally apply:
Termination for gross misconduct: Generally, unvested awards will lapse
Any other reason: Generally, awards will vest in full on the original vesting date.
In the event of a change of control, awards will vest or may be exchanged for new awards.

Benefits	Generally, benefits will continue to apply until the termination date. The Committee may make payments in connection with an existing legal obligation or in respect of any claim related to the cessation of employment. This may include fees for outplacement assistance, legal and/or professional advice.

Termination by notice by the company and retirement (US executives): In line with the policy applicable to US senior executives, they may become eligible, at a future date, to receive continuing medical and dental insurance after termination/retirement.

Termination by mutual agreement

In certain circumstances, it can be in the best interests of the company for the Board to manage proactively succession planning and the development of the senior talent pipeline. In such circumstances, the Board may therefore agree that an Executive’s departure will be by mutual agreement. In order for this to apply, the Committee will need to be satisfied that the Executive has demonstrated performance in line with expectations and where required they should have contributed to an orderly succession. In the case of an Executive Director, they would then be treated as a ‘good leaver’ for the purposes of GSK’s long-term incentive plans. If the termination date falls during the financial year, they would be eligible for a pro-rated on-target bonus and if they are employed on 31 December, the bonus payable would be based on actual results.

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Loss of office payment policy continued

The Committee does not anticipate the exercise of discretion provided by the PSP and DABP plan rules in respect of termination payments in a manner which would benefit an Executive Director. However, there may be unforeseen circumstances where this is in the best interests of the company and its shareholders. Where it is necessary to exercise discretion, explanations will be provided.

Where an Executive Director leaves the company, the Committee will carry out an assessment of the individual’s performance and conduct over the time in role. If it is determined that the individual’s performance or conduct was contrary to the legitimate expectations of the company, the Committee reserves the right to apply appropriate mechanisms such as clawback or reduction or lapsing of outstanding incentive awards (malus), to ensure that any termination payments are in the best interests of the company and its shareholders (see page 144).

Differences between remuneration policy for Executive Directors and other employees

When setting remuneration levels for the Executive Directors, the Committee considers the prevailing market conditions, the competitive environment (through comparison with the remuneration of executives at companies of similar size, complexity and international reach) and the positioning and relativities of pay and employment conditions across the broader GSK workforce.

In particular, the Committee considers the range of base salary rises for the workforces of those parts of GSK where the Executive Directors are employed. This is considered to be the most relevant comparison as these populations reflect most closely the economic environments encountered by the individuals. The same principles apply to the Remuneration policy for Executive Directors and other employees although the remuneration offered to Executive Directors under this policy has a stronger emphasis on performance-related pay than that offered to other employees of the Group.

–	Salary and benefits (including pension) are tailored to the local market.

–	The annual bonus plan applies to the wider employee population and is based on business performance.

–	A combination of performance-related and restricted share plans apply to the wider employee population.

–	All-employee share plans are available to employees in the UK, including the HM Revenue & Customs approved UK Share Save and Share Reward Plans.

While employees are not formally consulted in respect of the Remuneration policy, Urs Rohner, the Committee Chair, meets with senior HR representatives from across the business to review employee feedback. Dr Vivienne Cox, an Independent Non-Executive Director, engages with employees on various topics, including remuneration, in her role as Workforce Engagement Director.

In the wider organisation, we have aligned our performance and reward systems with our Innovation, Performance and Trust priorities and our Values and Expectations. Our performance system evaluates employees on both ‘what’ they need to do and ‘how’ they do it. Also, for our most senior people we dis-incentivise unethical working practices using a clawback mechanism that allows us to recover performance-related pay.

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Scenarios for future total remuneration

The charts opposite provide illustrations of the future total remuneration for each of the Executive Directors in respect of the remuneration opportunity granted to each of them in 2020 under the proposed new 2020 policy. A range of potential outcomes is provided for each Executive Director and the underlying assumptions are set out below.

All scenarios:

–	2020 base salary has been used.

–	2019 benefits figures have been used, i.e. based on actual amounts received in 2019, and for Hal Barron the 2019 pension figures.

–	Pension for Emma Walmsley and Iain Mackay are based upon their 2020 salaries.

–	The amounts shown under value of PSP awards are based upon the relevant multiples for 2020, including the proposed uplift to Emma Walmsley (575% of salary). They do not include amounts in respect of dividends reinvested and do not factor in changes in share price over the vesting period (except as described below).

Fixed:

–	Excludes Pay for performance, i.e. no Annual bonus would be paid and PSP awards would not vest.

Expected:

–	Includes Fixed pay.

–	For the Annual bonus, it is assumed that target performance is achieved.

–	For PSP awards, amounts reflect 50% vesting levels.

Maximum:

–	It is assumed that the Annual bonus would be payable at the maximum level and that the awards under the PSP would vest in full.

Maximum with 50% share price increase:

–	All elements are the same as Maximum but assuming a 50% increase in share price.

(1)  Appointed with effect from 14 January 2019.

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Non-Executive Director remuneration policy 2020

Non-Executive Directors’ fees			Change

Element	Purpose and link to strategy	Operation

Chairman’s fees	To provide an inclusive flat rate fee that is competitive with those paid by other companies of equivalent size and complexity subject to the limits contained in GSK’s Articles of Association.

There is no formal maximum. However, fees are reviewed annually and set by reference to a review of the Chairman’s performance and independently sourced market data.

The Committee is responsible for evaluating and making recommendations to the Board on the fees payable to the Chairman. The Chairman does not participate in discussions in respect of his fees.

Fees are paid in cash. The Chairman is required to invest at least 25% of his total net fees in shares or ADS of the company.

Basic fees	As above

There is no formal maximum. As with the Chairman, fees are reviewed annually and set by reference to independently sourced data.

The Chairman and CEO are responsible for evaluating and making recommendations to the Board on the fees payable to the company’s Non-Executive Directors.

Fees are paid in cash. Directors are required to invest at least 25% of their total net fees in shares or ADS of the company. The shares or ADS are delivered or released following retirement from the Board.

Supplemental fees	To compensate Non-Executive Directors (other than the Chairman) for taking on additional Board responsibilities or undertaking intercontinental travel.

Additional fees for the Senior Independent Director, Committee Chairs, Science and Medical Experts, the Workforce Engagement Director role and intercontinental travel.

The company has the authority to pay an additional fee, up to the equivalent of the Committee Chair supplement (£40,000 with effect from 1 January 2020) to a Non-Executive Director, should the company require significant additional time commitment in exceptional or unforseen circumstances.

Benefits	To facilitate execution of responsibilities and duties required by the role.

Travel and subsistence costs for Non-Executive Directors are incurred in the normal course of business in relation to meetings on Board and Committee matters and other GSK-hosted events. For overseas-based Non-Executive Directors, this includes travel to meetings in the UK. In the event it is necessary for business purposes, whilst not normal practice, Non-Executive Directors may be accompanied by their spouse or partner to these meetings or events. The costs associated with the above are all met by the company and, in some instances, they are deemed to be taxable and therefore treated as benefits for the Non-Executive Director.

Approach to recruitment remuneration	No change

The following policy and principles apply to the roles of Chairman and Non-Executive Director.

Chairman

Fees will be set at a level that is competitive with those paid by other companies of equivalent size and complexity. Fees will be paid partly in shares.

Non-Executive Directors

Fee levels for new Non-Executive Directors will be set on the same basis as for existing Non-Executive Directors of the company. Subject to local laws and regulations, fees will be paid partly in shares.

In the event of a Non-Executive Director with a different role and responsibilities being appointed, fee levels will be benchmarked and set by reference to comparable roles in companies of equivalent size and complexity.

Loss of office	No change

The Chairman and other Non-Executive Directors are not entitled to receive any payments in respect of fees for loss of office when they retire or step down from the Board.

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Operation and scope of Remuneration policy

The Remuneration policy (Policy) is set out on pages 141 to 150 of the 2019 Annual Report and it is intended that the Policy for GSK’s Executive and Non-Executive Directors will operate for a period of three years from the date of approval at the company’s Annual General Meeting on 6 May 2020.

The Committee wrote the Policy principally in relation to the remuneration arrangements for the Executive Directors, whilst taking into account the possible recruitment of a replacement or an additional Executive Director during the operation of the Policy. The Committee intends the Policy to operate for the period set out above in its entirety. However, it may after due consideration seek to change the Policy during this period, but only if it believes it is appropriate to do so for the long-term success of the company, after consultation with shareholders and having sought shareholder approval at a general meeting.

The Committee reserves the right to make any remuneration payments and/or payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the Policy where the terms of the payment were agreed:

(i) before the AGM on 7 May 2014 (the date the company’s first shareholder-approved Directors’ remuneration policy came into effect);

(ii) before the Policy came into effect, provided that the terms of the payment were consistent with the shareholder-approved Remuneration policy in force at the time they were agreed; or

(iii) at a time when the relevant individual was not a Director of the company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a Director of the company. For these purposes ‘payments’ includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares or ADS, the terms of the payment are ‘agreed’ at the time the award is granted.

Performance Share Plan and Deferred Annual Bonus Plan awards are subject to the terms of the relevant plan rules under which the award has been granted. The Committee may adjust or amend awards only in accordance with the provisions of the plan rules. This includes making adjustments to reflect one-off corporate events, such as a change in the company’s capital structure.

The Committee may also make minor amendments to the Policy (for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation) without obtaining shareholder approval for such amendments.

Statement of consideration of shareholder views

The Committee engages in regular dialogue with shareholders and holds annual meetings with GSK’s largest investors to discuss and take feedback on its Remuneration policy and governance matters.

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Basis of preparation

The Annual report on remuneration has been prepared in accordance with the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the Regulations). In accordance with the Regulations, the following parts of the Annual report on remuneration are subject to audit: total remuneration figures for Executive Directors including further details for each element of remuneration (salary, benefits, pension, annual bonus and long-term incentive awards); Non-Executive Directors’ fees and emoluments received in the year; Directors’ interests in shares, including interests in GSK share plans; payments to past Directors; payments for loss of office; and share ownership requirements and holdings, for which the opinion thereon is expressed on page 162. The remaining sections of the Annual report on remuneration are not subject to audit nor are the pages referred to from within the audited sections.

The Annual report on remuneration has been approved by the Board of Directors and signed on its behalf by:

Urs Rohner

Remuneration Committee Chairman

3 March 2020

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Financial statements

Directors’ statement of responsibilities

The Directors are responsible for preparing the Annual Report, the Remuneration report and the Group and parent company financial statements in accordance with applicable law and regulations.

UK company law requires the Directors to prepare financial statements for each financial year. The Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. In preparing the Group financial statements, the Directors have also elected to comply with IFRS as issued by the International Accounting Standards Board (IASB). The Directors have elected to prepare the parent company financial statements in accordance with United Kingdom Accounting Standards and applicable law (United Kingdom Generally Accepted Accounting Practice). Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and its profit or loss for that period.

In preparing the financial statements, the Directors are required to:

–	select suitable accounting policies and then apply them consistently;

–	make judgements and accounting estimates that are reasonable and prudent;

–	state that the Group financial statements comply with IFRS as adopted by the European Union and IFRS as issued by the IASB, subject to any material departures disclosed and explained in the Group financial statements;

–	state with regard to the parent company financial statements that applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and

–	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Group financial statements and the Remuneration report comply with the Companies Act 2006 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Group financial statements for the year ended 31 December 2019, comprising principal statements and supporting notes, are set out in the ‘Financial statements’ on pages 166 to 251 of this report. The parent company financial statements for the year ended 31 December 2019, comprising the balance sheet and the statement of changes in equity for the year ended 31 December 2019 and supporting notes, are set out on pages 252 to 256.

The responsibilities of the auditor in relation to the financial statements are set out in the Independent Auditor’s report on pages 154 to 165.

The financial statements for the year ended 31 December 2019 are included in the Annual Report, which is published in printed form and made available on our website. The Directors are responsible for the maintenance and integrity of the Annual Report on our website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Each of the current Directors, whose names and functions are listed in the Corporate Governance section of the Annual Report 2019 confirms that, to the best of his or her knowledge:

–	the Group financial statements, which have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and

–	the Strategic report and risk sections of the Annual Report, which represent the management report, include a fair review of the development and performance of the business and the position of the company and the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

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Disclosure of information to auditor

The Directors in office at the date of this Annual Report have each confirmed that:

–	so far as he or she is aware, there is no relevant audit information of which the company’s auditor is unaware; and

–	he or she has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the company’s auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Going concern basis

Pages 50 to 74 contain information on the performance of the Group, its financial position, cash flows, net debt position and borrowing facilities. Further information, including Treasury risk management policies, exposures to market and credit risk and hedging activities, is given in Note 43 to the financial statements, ‘Financial instruments and related disclosures’. Having assessed the principal risks and other matters considered in connection with the viability statement, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Internal control

The Board, through the Audit & Risk Committee, has reviewed the assessment of risks and the internal control framework that operates in GSK and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this Annual Report and up to the date of its approval by the Board of Directors.

The 2018 UK Corporate Governance Code

The Board considers that GlaxoSmithKline plc applies the principles and complies with the provisions of the UK Corporate Governance Code maintained by the Financial Reporting Council, as described in the Corporate Governance section on pages 75 to 114. The Board further considers that the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

As required by the Financial Conduct Authority’s Listing Rules, the auditor has considered the Directors’ statement of compliance in relation to those points of the UK Corporate Governance Code which are specified for their review.

Annual Report

The Annual Report for the year ended 31 December 2019, comprising the Report of the Directors, the Remuneration report, the Financial statements and Additional information for investors, has been approved by the Board of Directors and signed on its behalf by

Sir Jonathan Symonds

Chairman

3 March 2020

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Consolidated income statement

for the year ended 31 December 2019

		2019	2018	2017
	Notes	£m	£m	£m

Turnover	6	33,754	30,821	30,186

Cost of sales		(11,863)	(10,241)	(10,342)

Gross profit		21,891	20,580	19,844

Selling, general and administration		(11,402)	(9,915)	(9,672)

Research and development		(4,568)	(3,893)	(4,476)

Royalty income		351	299	356

Other operating income/(expense)	7	689	(1,588)	(1,965)

Operating profit	8	6,961	5,483	4,087

Finance income	11	98	81	65

Finance expense	12	(912)	(798)	(734)

Profit on disposal of interest in associates		–	3	94

Share of after tax profits of associates and joint ventures	13	74	31	13

Profit before taxation		6,221	4,800	3,525

Taxation	14	(953)	(754)	(1,356)

Profit after taxation for the year		5,268	4,046	2,169

Profit attributable to non-controlling interests		623	423	637

Profit attributable to shareholders		4,645	3,623	1,532

		5,268	4,046	2,169

Basic earnings per share (pence)	15	93.9p	73.7p	31.4p

Diluted earnings per share (pence)	15	92.6p	72.9p	31.0p

Consolidated statement of comprehensive income

for the year ended 31 December 2019

		2019	2018	2017
		£m	£m	£m

Profit for the year		5,268	4,046	2,169

Other comprehensive (expense)/income for the year

Items that may be subsequently reclassified to income statement:

Exchange movements on overseas net assets and net investment hedges	37	(832)	(480)	462

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	37	(75)	–	109

Fair value movements on equity investments				(14)

Deferred tax on fair value movements on equity investments				47

Reclassification of fair value movements on equity investments		–	–	(42)

Deferred tax reversed on reclassification of equity investments		–	–	(18)

Fair value movements on cash flow hedges		(20)	140	(10)

Deferred tax on fair value movements on cash flow hedges		16	(22)	–

Reclassification of cash flow hedges to income statement		3	(175)	–

Deferred tax reversed on reclassification of cash flow hedges		–	20	–

		(908)	(517)	534

Items that will not be reclassified to income statement:

Exchange movements on overseas net assets of non-controlling interests	37	(75)	(1)	(149)

Fair value movements on equity investments		372	180

Deferred tax on fair value movements on equity investments		(95)	10

Remeasurement (losses)/gains on defined benefit plans		(1,050)	728	549

Tax on remeasurement of defined benefit plans		189	(146)	(221)

		(659)	771	179

Other comprehensive (expense)/income for the year	37	(1,567)	254	713

Total comprehensive income for the year		3,701	4,300	2,882

Total comprehensive income for the year attributable to:

Shareholders		3,153	3,878	2,394

Non-controlling interests		548	422	488

Total comprehensive income for the year		3,701	4,300	2,882

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Consolidated balance sheet

as at 31 December 2019

	Notes	2019 £m	2018 £m
Non-current assets

Property, plant and equipment	17	10,348	11,058

Right of use assets	18	966

Goodwill	19	10,562	5,789

Other intangible assets	20	30,955	17,202

Investments in associates and joint ventures	21	314	236

Other investments	22	1,837	1,322

Deferred tax assets	14	4,096	3,887

Derivative financial instruments	43	103	69

Other non-current assets	23	1,020	1,576

Total non-current assets		60,201	41,139
Current assets

Inventories	24	5,947	5,476

Current tax recoverable	14	262	229

Trade and other receivables	25	7,202	6,423

Derivative financial instruments	43	421	188

Liquid investments	29	79	84

Cash and cash equivalents	26	4,707	3,874

Assets held for sale	27	873	653

Total current assets		19,491	16,927

Total assets		79,692	58,066
Current liabilities

Short-term borrowings	29	(6,918)	(5,793)

Contingent consideration liabilities	32	(755)	(837)

Trade and other payables	28	(14,939)	(14,037)

Derivative financial instruments	43	(188)	(127)

Current tax payable	14	(629)	(965)

Short-term provisions	31	(621)	(732)

Total current liabilities		(24,050)	(22,491)
Non-current liabilities

Long-term borrowings	29	(23,590)	(20,271)

Corporation tax payable	14	(189)	(272)

Deferred tax liabilities	14	(3,810)	(1,156)

Pensions and other post-employment benefits	30	(3,457)	(3,125)

Other provisions	31	(670)	(691)

Derivative financial instruments	43	(1)	(1)

Contingent consideration liabilities	32	(4,724)	(5,449)

Other non-current liabilities	33	(844)	(938)

Total non-current liabilities		(37,285)	(31,903)

Total liabilities		(61,335)	(54,394)

Net assets		18,357	3,672
Equity

Share capital	36	1,346	1,345

Share premium account	36	3,174	3,091

Retained earnings (2018 revised – see Note 1)	37	4,530	(2,716)

Other reserves	37	2,355	2,061

Shareholders’ equity		11,405	3,781

Non-controlling interests (2018 revised – see Note 1)		6,952	(109)

Total equity		18,357	3,672

The financial statements on pages 166 to 251 were approved by the Board on 3 March 2020 and signed on its behalf by

Sir Jonathan Symonds

Chairman

GSK Annual Report 2019    167

Consolidated statement of changes in equity

for the year ended 31 December 2019

				Shareholders’ equity
	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Total £m	Non-controlling interests £m	Total equity £m

At 1 January 2017	1,342	2,954	(5,392)	2,220	1,124	3,839	4,963

Profit for the year	–	–	1,532	–	1,532	637	2,169

Other comprehensive income for the year	–	–	899	(37)	862	(149)	713

Total comprehensive income for the year	–	–	2,431	(37)	2,394	488	2,882

Distributions to non-controlling interests	–	–	–	–	–	(789)	(789)

Contribution from non-controlling interests	–	–	–	–	–	21	21

Dividends to shareholders	–	–	(3,906)	–	(3,906)	–	(3,906)

Changes in non-controlling interests	–	–	–	–	–	(2)	(2)

Shares issued	1	55	–	–	56	–	56

Shares acquired by ESOP Trusts	–	10	581	(656)	(65)	–	(65)

Write-down of shares held by ESOP Trusts	–	–	(520)	520	–	–	–

Share-based incentive plans	–	–	333	–	333	–	333

Tax on share-based incentive plans	–	–	(4)	–	(4)	–	(4)

At 31 December 2017	1,343	3,019	(6,477)	2,047	(68)	3,557	3,489

Implementation of IFRS 15	–	–	(4)	–	(4)	–	(4)

Implementation of IFRS 9	–	–	277	(288)	(11)	–	(11)

At 31 December 2017, as adjusted	1,343	3,019	(6,204)	1,759	(83)	3,557	3,474

Profit for the year	–	–	3,623	–	3,623	423	4,046

Other comprehensive income for the year	–	–	124	131	255	(1)	254

Total comprehensive income for the year	–	–	3,747	131	3,878	422	4,300

Distributions to non-controlling interests	–	–	–	–	–	(570)	(570)

Contribution from non-controlling interests	–	–	–	–	–	21	21

Derecognition of non-controlling interests in Consumer Healthcare Joint Venture	–	–	4,056	–	4,056	(4,118)	(62)

Dividends to shareholders	–	–	(3,927)	–	(3,927)	–	(3,927)

Realised profits on disposal of equity investments	–	–	56	(56)	–	–	–

Share of associates and joint ventures realised profits on disposal of equity investments	–	–	38	(38)	–	–	–

Shares issued	2	72	–	–	74	–	74

Write-down of shares held by ESOP Trusts	–	–	(265)	265	–	–	–

Share-based incentive plans	–	–	360	–	360	–	360

Tax on share-based incentive plans	–	–	2	–	2	–	2

At 31 December 2018, as reported	1,345	3,091	(2,137)	2,061	4,360	(688)	3,672

Adjustment to non-controlling interest (see Note 1)	–	–	(579)	–	(579)	579	–

At 31 December 2018, as revised	1,345	3,091	(2,716)	2,061	3,781	(109)	3,672

Implementation of IFRS 16	–	–	(93)	–	(93)	–	(93)

At 31 December 2018, as adjusted	1,345	3,091	(2,809)	2,061	3,688	(109)	3,579

Profit for the year	–	–	4,645	–	4,645	623	5,268

Other comprehensive income for the year	–	–	(1,766)	274	(1,492)	(75)	(1,567)

Total comprehensive income for the year	–	–	2,879	274	3,153	548	3,701

Distributions to non-controlling interests	–	–	–	–	–	(364)	(364)

Changes in non-controlling interests	–	–	–	–	–	(10)	(10)

Dividends to shareholders	–	–	(3,953)	–	(3,953)	–	(3,953)

Recognition of interest in Consumer Healthcare Joint Venture	–	–	8,082	–	8,082	6,887	14,969

Realised losses on disposal of equity investments	–	–	(4)	4	–	–	–

Shares issued	1	50	–	–	51	–	51

Shares acquired by ESOP Trusts	–	33	295	(328)	–	–	–

Write-down of shares held by ESOP Trusts	–	–	(344)	344	–	–	–

Share-based incentive plans	–	–	365	–	365	–	365

Tax on share-based incentive plans	–	–	19	–	19	–	19

At 31 December 2019	1,346	3,174	4,530	2,355	11,405	6,952	18,357

168    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Consolidated cash flow statement

for the year ended 31 December 2019

	Notes	2019 £m	2018 £m	2017 £m

Cash flow from operating activities

Profit after taxation for the year		5,268	4,046	2,169

Adjustments reconciling profit after tax to operating cash flows	41	4,264	5,701	6,089

Cash generated from operations		9,532	9,747	8,258

Taxation paid		(1,512)	(1,326)	(1,340)

Net cash inflow from operating activities		8,020	8,421	6,918

Cash flow from investing activities

Purchase of property, plant and equipment		(1,265)	(1,344)	(1,545)

Proceeds from sale of property, plant and equipment		95	168	281

Purchase of intangible assets		(898)	(452)	(657)

Proceeds from sale of intangible assets		404	256	48

Purchase of equity investments		(258)	(309)	(80)

Proceeds from sale of equity investments		69	151	64

Contingent consideration paid		(113)	(153)	(91)

Purchase of businesses, net of cash acquired	40	(3,571)	–	–

Disposal of businesses	40	104	26	282

Investments in associates and joint ventures	40	(11)	(10)	(15)

Proceeds from disposal of interests in associates	40	–	3	196

Decrease in liquid investments		1	–	4

Interest received		82	72	64

Dividends from associates, joint ventures and equity investments		7	39	6

Net cash outflow from investing activities		(5,354)	(1,553)	(1,443)

Cash flow from financing activities

Shares acquired by ESOP Trusts		–	–	(65)

Issue of share capital	36	51	74	56

Purchase of non-controlling interests		(7)	(9,320)	(29)

Increase in long-term loans		4,794	10,138	2,233

Repayment of short-term Notes		(4,160)	(2,067)	(2,636)

Increase in/(repayment of) other short-term loans		3,095	81	(564)

Repayment of lease liabilities		(214)	(28)	(23)

Interest paid		(895)	(766)	(781)

Dividends paid to shareholders		(3,953)	(3,927)	(3,906)

Distributions to non-controlling interests		(364)	(570)	(779)

Contributions from non-controlling interests		–	21	21

Other financing cash flows		(187)	(25)	93

Net cash outflow from financing activities		(1,840)	(6,389)	(6,380)

Increase/(decrease) in cash and bank overdrafts	42	826	479	(905)

Cash and bank overdrafts at beginning of year		4,087	3,600	4,605

Exchange adjustments		(82)	8	(100)

Increase/(decrease) in cash and bank overdrafts		826	479	(905)

Cash and bank overdrafts at end of year		4,831	4,087	3,600

Cash and bank overdrafts at end of year comprise:

Cash and cash equivalents		4,707	3,874	3,833

Cash and cash equivalents reported in assets held for sale		507	485	–

		5,214	4,359	3,833

Overdrafts		(383)	(272)	(233)

		4,831	4,087	3,600

GSK Annual Report 2019    169

Notes to the financial statements

1. Presentation of the financial statements

Description of business

GSK is a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products, vaccines, over-the-counter (OTC) medicines and health-related consumer products. GSK’s principal pharmaceutical products include medicines in the following therapeutic areas: respiratory, HIV, immuno-inflammation, oncology, anti-virals, central nervous system, cardiovascular and urogenital, metabolic, anti-bacterials and dermatology.

Compliance with applicable law and IFRS

The financial statements have been prepared in accordance with the Companies Act 2006, Article 4 of the IAS Regulation and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union.

The financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board.

Composition of financial statements

The consolidated financial statements are drawn up in Sterling, the functional currency of GlaxoSmithKline plc, and in accordance with IFRS accounting presentation. The financial statements comprise:

–	Consolidated income statement

–	Consolidated statement of comprehensive income

–	Consolidated balance sheet

–	Consolidated statement of changes in equity

–	Consolidated cash flow statement

–	Notes to the financial statements.

Composition of the Group

A list of the subsidiaries and associates which, in the opinion of the Directors, principally affected the amount of profit or net assets of the Group is given in Note 45, ‘Principal Group companies’.

Financial period

These financial statements cover the financial year from 1 January to 31 December 2019, with comparative figures for the financial years from 1 January to 31 December 2018 and, where appropriate, from 1 January to 31 December 2017.

Accounting principles and policies

The financial statements have been prepared using the historical cost convention modified by the revaluation of certain items, as stated in the accounting policies, and on a going concern basis.

The financial statements have been prepared in accordance with the Group’s accounting policies approved by the Board and described in Note 2, ‘Accounting principles and policies’. Information on the application of these accounting policies, including areas of estimation and judgement is given in Note 3, ‘Key accounting judgements and estimates’.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adjustment to 2018 retained earnings and non-controlling interests balances

In 2018, the Group acquired Novartis’ non-controlling interest in the old Consumer Healthcare Joint Venture. As a result of the transaction, the non-controlling interest ceased to exist and should have been fully eliminated from the consolidated reserves. An adjustment of £579 million has been made between the 2018 closing balances of retained earnings and non-controlling interests to reallocate cumulative translation exchange and eliminate the remaining non-controlling interest balance. There was no impact on profit for the year, other comprehensive income, net assets or total equity for 2018 and no impact on any items in earlier years. The effect of the adjustment on the relevant equity balances was as follows:

	At 31 December 2018, as reported £m	Adjustment £m	At 31 December 2018, as revised £m

Retained earnings	(2,137)	(579)	(2,716)

Shareholders’ equity	4,360	(579)	3,781

Non-controlling interests	(688)	579	(109)

Total equity	3,672	–	3,672

Implementation of IFRS 16 ‘Leases’

The Group has applied IFRS 16 ‘Leases’ with effect from 1 January 2019. IFRS 16 introduces new requirements for the definition of a lease, lessee accounting and lessor accounting as well as a number of new disclosures.

In general, all leases within the scope of IFRS 16 are required to be brought on to the balance sheet by lessees, recognising a ‘right-of-use’ asset and a related lease liability at the commencement of the lease. The subsequent accounting is similar to the finance lease model set out in IAS 17. IFRS 16 establishes a control model for the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer.

GSK has adopted IFRS 16 applying the modified retrospective approach, and accordingly prior year results have not been restated. For larger leases (leases with annual payments of £1 million or more), the right of use asset at 1 January 2019 was calculated based on the original lease inception date and for smaller leases (leases with annual payments of less than £1 million) the right of use asset was set equal to the lease liability at 1 January 2019, adjusted for any prepaid or accrued lease payments, onerous lease provisions and business combination fair value adjustments. Any difference between the previous carrying amount and the revised carrying amount at 1 January 2019 has been recognised as an adjustment to opening retained earnings at 1 January 2019.

170    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

1. Presentation of the financial statements continued

The Group has applied the definition of a lease and related guidance set out in IFRS 16 to all lease contracts entered into either before the date of initial application or after. There have been no significant changes as a result for the vast majority of contracts.

The following permitted practical expedients were applied at transition:

–	The right-of-use asset at the date of transition was adjusted by the amount of the existing onerous lease provision at 31 December 2018, without re-assessment.

–	Leases ending within 12 months of the transition date were treated as short-term leases on a lease-by-lease basis.

–	Initial direct costs were excluded from the measurement of the right of use asset at the transition date on a lease-by-lease basis.

–	Hindsight was applied, such as in determining the lease term where contracts contained options to extend or terminate the lease.

The weighted average incremental borrowing rate applied to lease liabilities recognised on 1 January 2019 was 3.13%.

Impact of IFRS 16 on each balance sheet line item

The table below shows the amount of adjustment for each financial statement line item affected by the application of IFRS 16 at 1 January 2019.

	As reported £m	IFRS 16 adjustments £m	As adjusted £m
Non-current assets

Property, plant and equipment	11,058	(98)	10,960

Right of use assets	–	1,071	1,071

Other non-current assets	1,576	(11)	1,565

Deferred tax assets	3,887	39	3,926

Current assets

Trade and other receivables	6,423	3	6,426

Current liabilities

Trade and other payables	(14,037)	10	(14,027)

Provisions	(732)	32	(700)

Short-term borrowings	(5,793)	(229)	(6,022)

Non-current liabilities

Long-term borrowings	(20,271)	(1,074)	(21,345)

Other non-current liabilities	(938)	160	(778)

Provisions	(691)	3	(688)

Deferred tax liabilities	(1,156)	1	(1,155)

Total effect on net assets	3,672	(93)	3,579

Retained earnings, as revised	(2,716)	(93)	(2,809)

Total effect on equity	3,672	(93)	3,579

The £98 million reduction in property, plant and equipment arose from the transfer of asset retirement obligations and existing finance leases to right of use assets. The £160 million adjustment to other non-current liabilities arose from business combination fair value adjustments which were derecognised on the transition to IFRS 16 with a corresponding adjustment to right of use assets.

The application of IFRS 16 has had no material impact on the Group’s income statement and earnings per share, or on overall cash flows for the Group. However, the presentation of the lease payments in the cash flow statement has changed, resulting in an increase to the net cash inflow from operating activities, and hence free cash flow, and a corresponding increase in the net cash outflow from financing items (split between interest paid and repayment of lease liabilities).

The reconciliation between operating lease commitments previously reported for the year ended 31 December 2018, discounted at the Group’s incremental borrowing rate, and the lease liabilities recognised in the balance sheet on initial application of IFRS 16 is as follows:

£m
Operating lease commitments at 31 December 2018	1,138

Effect of discounting at the Group’s incremental borrowing rate at 1 January 2019	(126)

Reasonably certain extension options	254

Termination options not reasonably certain to be exercised	46

Short-term leases	(2)

Other adjustments	(7)

Lease liabilities recognised at 1 January 2019	1,303

Parent company financial statements

The financial statements of the parent company, GlaxoSmithKline plc, have been prepared in accordance with UK GAAP and with UK accounting presentation. The company balance sheet is presented on page 252 and the accounting policies are given on pages 253 and 254.

GSK Annual Report 2019    171

Notes to the financial statements continued

2. Accounting principles and policies

Consolidation

The consolidated financial statements include:

–	the assets and liabilities, and the results and cash flows, of the company and its subsidiaries, including ESOP Trusts

–	the Group’s share of the results and net assets of associates and joint ventures

–	the Group’s share of assets, liabilities, revenue and expenses of joint operations.

The financial statements of entities consolidated are made up to 31 December each year.

Entities over which the Group has the power to direct the relevant activities so as to affect the returns to the Group, generally through control over the financial and operating policies, are accounted for as subsidiaries.

Where the Group has the ability to exercise joint control over, and rights to, the net assets of entities, the entities are accounted for as joint ventures. Where the Group has the ability to exercise joint control over an arrangement, but has rights to specified assets and obligations for specified liabilities of the arrangement, the arrangement is accounted for as a joint operation. Where the Group has the ability to exercise significant influence over entities, they are accounted for as associates. The results and assets and liabilities of associates and joint ventures are incorporated into the consolidated financial statements using the equity method of accounting. The Group’s rights to assets, liabilities, revenue and expenses of joint operations are included in the consolidated financial statements in accordance with those rights and obligations.

Interests acquired in entities are consolidated from the date the Group acquires control and interests sold are de-consolidated from the date control ceases.

Transactions and balances between subsidiaries are eliminated and no profit before tax is taken on sales between subsidiaries until the products are sold to customers outside the Group. The relevant proportion of profits on transactions with joint ventures, joint operations and associates is also deferred until the products are sold to third parties. Transactions with non-controlling interests are recorded directly in equity. Deferred tax relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.

Business combinations

Business combinations are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value and includes the fair value of any contingent consideration.

The fair value of contingent consideration liabilities are reassessed at each balance sheet date with changes recognised in the income statement. Payments of contingent consideration reduce the balance sheet liability and as a result are not recorded in the income statement.

The part of each payment relating to the original estimate of the fair value of the contingent consideration on acquisition is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition date is reported within operating cash flows.

Where the consideration transferred, together with the non-controlling interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the income statement in the period in which they are incurred.

Goodwill is capitalised as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.

Where the cost of acquisition is below the fair value of the net assets acquired, the difference is recognised directly in the income statement.

Where not all of the equity of a subsidiary is acquired the non-controlling interest is recognised either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis. Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.

Foreign currency translation

Foreign currency transactions are booked in the functional currency of the Group company at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are retranslated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are included in the income statement.

On consolidation, assets and liabilities, including related goodwill, of overseas subsidiaries, associates and joint ventures, are translated into Sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiaries, associates and joint ventures are translated into Sterling using average rates of exchange.

Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiaries, associates and joint ventures are translated into Sterling, less exchange differences arising on related foreign currency borrowings which hedge the Group’s net investment in these operations, are taken to a separate component of equity.

When translating into Sterling the assets, liabilities, results and cash flows of overseas subsidiaries, associates and joint ventures which are reported in currencies of hyper-inflationary economies, adjustments are made where material to reflect current price levels. Any loss on net monetary assets is charged to the consolidated income statement.

172    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

2. Accounting principles and policies continued

Revenue (applicable from 1 January 2018)

The Group receives revenue for supply of goods to external customers against orders received. The majority of contracts that GSK enters into relate to sales orders containing single performance obligations for the delivery of pharmaceutical, vaccine and consumer healthcare products. The average duration of a sales order is less than 12 months.

Product revenue is recognised when control of the goods is passed to the customer. The point at which control passes is determined by each customer arrangement, but generally occurs on delivery to the customer.

Product revenue represents net invoice value including fixed and variable consideration. Variable consideration arises on the sale of goods as a result of discounts and allowances given and accruals for estimated future returns and rebates. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Once the uncertainty associated with the returns and rebates is resolved, revenue is adjusted accordingly.

GSK enters into development and marketing collaborations and out-licences of the Group’s compounds or products to other parties. These contracts give rise to fixed and variable consideration from upfront payments, development milestones, sales-based milestones and royalties.

Income dependent on the achievement of a development milestone is recognised when it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur, which is usually when the related event occurs. Sales-based milestone income is recognised when it is highly probable that the sales threshold will be reached.

Sales-based royalties on a licence of intellectual property are not recognised until the relevant product sale occurs.

If the time between the recognition of revenue and payment from the customer is expected to be more than one year and the impact is material, the amount of consideration is discounted using appropriate discount rates.

Value added tax and other sales taxes are excluded from revenue.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Manufacturing start-up costs between validation and the achievement of normal production are expensed as incurred.

Advertising and promotion expenditure is charged to the income statement as incurred. Shipment costs on inter-company transfers are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administrative expenditure.

Restructuring costs are recognised and provided for, where appropriate, in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken.

Research and development

Research and development expenditure is charged to the income statement in the period in which it is incurred. Development expenditure is capitalised when the criteria for recognising an asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable. Property, plant and equipment used for research and development is capitalised and depreciated in accordance with the Group’s policy.

Environmental expenditure

Environmental expenditure related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible is charged to the income statement. The Group recognises its liability on a site-by-site basis when it can be reliably estimated. This liability includes the Group’s portion of the total costs and also a portion of other potentially responsible parties’ costs when it is probable that they will not be able to satisfy their respective shares of the clean-up obligation. Recoveries of reimbursements are recorded as assets when virtually certain.

Legal and other disputes

Provision is made for the anticipated settlement costs of legal or other disputes against the Group where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome. In respect of product liability claims related to certain products, provision is made when there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. In certain cases, an incurred but not reported (IBNR) actuarial technique is used to determine this estimate. In addition, provision is made for legal or other expenses arising from claims received or other disputes.

The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included but no provision would be made.

Costs associated with claims made by the Group against third parties are charged to the income statement as they are incurred.

GSK Annual Report 2019    173

Notes to the financial statements continued

2. Accounting principles and policies continued

Pensions and other post-employment benefits

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method and spread over the period during which benefit is expected to be derived from the employees’ services, consistent with the advice of qualified actuaries. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high-quality corporate bonds. Pension scheme assets are measured at fair value at the balance sheet date.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees’ services, in accordance with the advice of qualified actuaries.

Actuarial gains and losses and the effect of changes in actuarial assumptions are recognised in the statement of comprehensive income in the year in which they arise.

The Group’s contributions to defined contribution plans are charged to the income statement as incurred.

Employee share plans

Incentives in the form of shares are provided to employees under share option and share award schemes.

The fair values of these options and awards are calculated at their grant dates using a Black-Scholes option pricing model and charged to the income statement over the relevant vesting periods.

The Group provides finance to ESOP Trusts to purchase company shares to meet the obligation to provide shares when employees exercise their options or awards. Costs of running the ESOP Trusts are charged to the income statement. Shares held by the ESOP Trusts are deducted from other reserves. A transfer is made between other reserves and retained earnings over the vesting periods of the related share options or awards to reflect the ultimate proceeds receivable from employees on exercise.

Property, plant and equipment

Property, plant and equipment (PP&E) is stated at the cost of purchase or construction, less provisions for depreciation and impairment. Financing costs are capitalised within the cost of qualifying assets in construction.

Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted annually. The normal expected useful lives of the major categories of PP&E are:

Freehold buildings	20 to 50 years

Leasehold land and buildings	Lease term or 20 to 50 years

Plant and machinery	10 to 20 years

Equipment and vehicles	3 to 10 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

Leases (applicable from 1 January 2019)

The Group recognises right of use assets under lease arrangements in which it is the lessee. Rights to use assets owned by third parties under lease agreements are capitalised at the inception of the lease and recognised on the consolidated balance sheet. The corresponding liability to the lessor is recognised as a lease obligation within short and long-term borrowings. The carrying amount is subsequently increased to reflect interest on the lease liability and reduced by lease payments made.

For calculating the discounted lease liability on leases with annual payments of £2 million or more, the implicit rate in the lease is used. If this is not available, the incremental borrowing rate with a lease specific adjustment is used. If neither of these is available, and for leases with annual payments of less than £2 million, the incremental borrowing rate is used. The incremental borrowing rate is calculated at the rate of interest at which GSK would have been able to borrow for a similar term and with a similar security the funds necessary to obtain a similar asset in a similar market.

Finance costs are charged to the income statement so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Variable rents are not part of the lease liability and the right of use asset. These payments are charged to the income statement as incurred. Short-term and low-value leases are not capitalised and lease rentals are also charged to the income statement as incurred.

Non-lease components are accounted for separately from the lease components in plant and equipment leases but are not separately accounted for in land and buildings or vehicle leases.

If modifications or reassessments occur, the lease liability and right of use asset are re-measured.

Right of use assets where title is expected to pass to GSK at a point in the future are depreciated on a basis consistent with similar owned assets. In other cases, right of use assets are depreciated over the shorter of the useful life of the asset or the lease term.

Goodwill

Goodwill is stated at cost less impairments. Goodwill is deemed to have an indefinite useful life and is tested for impairment at least annually.

Where the fair value of the interest acquired in an entity’s assets, liabilities and contingent liabilities exceeds the consideration paid, this excess is recognised immediately as a gain in the income statement.

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Financial statements
Investor information

Notes to the financial statements continued

2. Accounting principles and policies continued

Other intangible assets

Intangible assets are stated at cost less provisions for amortisation and impairments.

Licences, patents, know-how and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives, generally not exceeding 20 years, using the straight-line basis, from the time they are available for use. The estimated useful lives for determining the amortisation charge take into account patent lives, where applicable, as well as the value obtained from periods of non-exclusivity. Asset lives are reviewed, and where appropriate adjusted, annually.

Contingent milestone payments are recognised at the point that the contingent event becomes probable. Any development costs incurred by the Group and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally-generated intangible asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable.

Acquired brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long-term and where the brands either are contractual or legal in nature or can be sold separately from the rest of the businesses acquired. Brands are amortised over their estimated useful lives of up to 20 years, except where it is considered that the useful economic life is indefinite.

The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as intangible fixed assets where the software or site supports a significant business system and the expenditure leads to the creation of a durable asset. ERP systems software is amortised over seven to ten years and other computer software over three to five years.

Impairment of non-current assets

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement in the year concerned.

Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortisation, had no impairments been recognised.

Investments in associates, joint ventures and joint operations

Investments in associates and joint ventures are carried in the consolidated balance sheet at the Group’s share of their net assets at date of acquisition and of their post-acquisition retained profits or losses together with any goodwill arising on the acquisition. The Group recognises its rights to assets, liabilities, revenue and expenses of joint operations.

Inventories

Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is generally determined on a first in, first out basis. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product. Before that point a provision is made against the carrying value to its recoverable amount; the provision is then reversed at the point when a high probability of regulatory approval is determined.

Financial instruments (applicable from 1 January 2018)

Financial assets

Financial assets are measured at amortised cost, fair value through other comprehensive income (FVTOCI) or fair value through profit or loss (FVTPL). The measurement basis is determined by reference to both the business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For financial assets other than trade receivables a 12-month expected credit loss (ECL) allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the full lifetime ECL. If there is no realistic prospect of recovery, the asset is written off.

Expected credit losses are recognised in the income statement on financial assets measured at amortised cost and at fair value through other comprehensive income apart from equity investments.

Other investments

Other investments comprise equity investments and investments in limited life funds. The Group has elected to designate equity investments as measured at FVTOCI. They are initially recorded at fair value plus transaction costs and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses are recognised in other comprehensive income.

On disposal of the equity investment, gains and losses that have been deferred in Other comprehensive income are transferred directly to retained earnings. Investments in limited life funds are measured at FVTPL. They are initially recorded at fair value and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses are recognised in the income statement.

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Notes to the financial statements continued

2. Accounting principles and policies continued

Dividends on equity investments and distributions from funds are recognised in the income statement when the Group’s right to receive payment is established.

Purchases and sales of Other investments are accounted for on the trade date.

Trade receivables

Trade receivables are measured in accordance with the business model under which each portfolio of trade receivables is held. The Group has portfolios in each of the three business models under IFRS 9 due to factoring arrangements in place: to collect the contractual cash flows (measured at amortised cost), to sell the contractual cash flows (measured at FVTPL), and both to collect and to sell the contractual cash flows (measured at FVTOCI). Trade receivables measured at amortised cost are carried at the original invoice amount less allowances for expected credit losses.

Expected credit losses are calculated in accordance with the simplified approach permitted by IFRS 9, using a provision matrix applying lifetime historical credit loss experience to the trade receivables. The expected credit loss rate varies depending on whether, and the extent to which, settlement of the trade receivables is overdue and it is also adjusted as appropriate to reflect current economic conditions and estimates of future conditions. For the purpose of determining credit loss rates, customers are classified into groupings that have similar loss patterns. The key drivers of the loss rate are the nature of the business unit and the location and type of customer.

When a trade receivable is determined to have no reasonable expectation of recovery it is written off, firstly against any expected credit loss allowance available and then to the income statement.

Subsequent recoveries of amounts previously provided for or written off are credited to the income statement. Long-term receivables are discounted where the effect is material.

Cash and cash equivalents

Cash held in deposit accounts is measured at amortised cost. Investments in money market funds are held at fair value through profit or loss because the funds fail the solely payments of principal and interest (SPPI) test.

Borrowings

All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortised cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognised as a charge to the income statement over the period of the relevant borrowing.

Derivative financial instruments

Derivative financial instruments are used to manage exposure to market risks. The principal derivative instruments used by GSK are foreign currency swaps, interest rate swaps, foreign exchange forward contracts and options. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial assets and liabilities, including derivatives embedded in host contracts which have been separated from the host contract, are classified as held-for-trading and are measured at fair value. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Hedge accounting

Derivatives designated as hedging instruments are classified at inception of hedge relationship as cash flow hedges, net investment hedges or fair value hedges.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in other comprehensive income to the extent that the hedges are effective. Ineffective portions are recognised in profit or loss immediately. Amounts deferred in other comprehensive income are reclassified to the income statement when the hedged item affects profit or loss.

Net investment hedges are accounted for in a similar way to cash flow hedges.

Changes in the fair value of derivatives designated as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability.

Taxation

Current tax is provided at the amounts expected to be paid, applying tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet date.

Where an uncertain tax position is identified, management will make a judgement as to what the probable outcome will be, assuming the relevant tax authority has full knowledge of the situation. Where it is assessed that an economic outflow is probable to arise a provision is made for the best estimate of the liability. In estimating any such liability GSK applies a risk-based approach which takes into account, as appropriate, the probability that the Group would be able to obtain compensatory adjustments under international tax treaties. These estimates take into account the specific circumstances of each dispute and relevant external advice.

Discounting

Where the time value of money is material, balances are discounted to current values using appropriate discount rates. The unwinding of the discounts is recorded in finance income and finance expense.

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Financial statements
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Notes to the financial statements continued

2. Accounting principles and policies continued

Revenue (applicable up to 31 December 2017)

Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received, title and risk of loss is passed to the customer, reliable estimates can be made of relevant deductions and all relevant obligations have been fulfilled, such that the earnings process is regarded as being complete.

Turnover represents net invoice value after the deduction of discounts and allowances given and accruals for estimated future rebates and returns. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally-generated information. Value added tax and other sales taxes are excluded from revenue.

Where the Group co-promotes a product and the counterparty records the sale, the Group records its share of revenue as co-promotion income within turnover. The nature of co-promotion activities is such that the Group records no costs of sales. In addition, initial or event-based milestone income (excluding royalty income) arising on development or marketing collaborations of the Group’s compounds or products with other parties is recognised in turnover.

Royalty income is recognised on an accruals basis in accordance with the terms of the relevant licensing agreements.

Financial instruments (applicable up to 31 December 2017)

Available-for-sale investments

Liquid investments and other investments are classified as available-for-sale investments and are initially recorded at fair value plus transaction costs and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in other comprehensive income. Impairments arising from the significant or prolonged decline in fair value of an equity investment reduce the carrying amount of the asset directly and are charged to the income statement.

On disposal or impairment of the investments, any gains and losses that have been deferred in other comprehensive income are reclassified to the income statement. Dividends on equity investments are recognised in the income statement when the Group’s right to receive payment is established. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Purchases and sales of equity investments are accounted for on the trade date and purchases and sales of other available-for-sale investments are accounted for on settlement date.

Trade receivables

Trade receivables are carried at original invoice amount less any provisions for doubtful debts. Provisions are made where there is evidence of a risk of non-payment, taking into account ageing, previous experience and general economic conditions.

When a trade receivable is determined to be uncollectable it is written off, firstly against any provision available and then to the income statement.

Subsequent recoveries of amounts previously provided for are credited to the income statement. Long-term receivables are discounted where the effect is material.

Borrowings

All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortised cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognised as a charge to the income statement over the period of the relevant borrowing.

Derivative financial instruments and hedging

Derivative financial instruments are used to manage exposure to market risks. The principal derivative instruments used by GSK are foreign currency swaps, interest rate swaps, foreign exchange forward contracts and options. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are classified as held-for-trading and are carried in the balance sheet at fair value. Derivatives designated as hedging instruments are classified on inception as cash flow hedges, net investment hedges or fair value hedges.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in other comprehensive income to the extent that the hedges are effective. Ineffective portions are recognised in profit or loss immediately. Amounts deferred in other comprehensive income are reclassified to the income statement when the hedged item affects profit or loss.

Net investment hedges are accounted for in a similar way to cash flow hedges.

Changes in the fair value of derivatives designated as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Leases (applicable up to 31 December 2018)

Leasing agreements which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. The assets are included in PP&E or computer software and the capital elements of the leasing commitments are shown as obligations under finance leases. Assets held under finance leases are depreciated on a basis consistent with similar owned assets or the lease term, if shorter. The interest element of the lease rental is included in the income statement. All other leases are operating leases and the rental costs are charged to the income statement on a straight-line basis over the lease term.

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Notes to the financial statements continued

3. Key accounting judgements and estimates

In preparing the financial statements, management is required to make judgements about when or how items should be recognised in the financial statements and estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates. The following are considered to be the critical accounting judgements and key sources of estimation uncertainty.

Turnover

Reported Group turnover for 2019 was £33,754 million (2018 – £30,821 million).

Estimates

Gross turnover is reduced by rebates, discounts, allowances and product returns given or expected to be given, which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims some time after the initial recognition of the sale. Accruals are made at the time of sale for the estimated rebates, discounts or allowances payable or returns to be made, based on available market information and historical experience.

The US Pharmaceuticals business has the largest and most complex arrangements for rebates, discounts and allowances. The US Pharmaceuticals turnover for 2019 of £7,402 million (2018 – £7,453 million) was after recording deductions of £11,069 million (2018 – £10,774 million) for rebates, discounts, allowances and returns. The balance sheet accruals for rebates, discounts, allowances and returns for the US Pharmaceuticals and Vaccines businesses are managed on a combined basis. At 31 December 2019, the total accrual amounted to £4,200 million (2018 – £4,356 million). Because of the nature of these accruals it is not practicable to give meaningful sensitivity estimates.

Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix.

The level of accrual for rebates and returns is reviewed and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally-generated information. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The amount of turnover recognised in the year from performance obligations satisfied in previous periods is set out in Note 6, ‘Turnover and segment information’.

Future events could cause the assumptions on which the accruals are based to change, which could materially affect the future results of the Group.

Taxation

The tax charge for the year was £953 million (2018 – £754 million). At December 2019, current tax payable was £629 million (2018 – £965 million), non-current corporation tax payable was £189 million (2018 – £272 million) and current tax recoverable was £262 million (2018 – £229 million).

Estimates

The Group has open tax issues with a number of revenue authorities. Management makes a judgement of whether there is sufficient information to be able to make a reliable estimate of the outcome of the dispute. If insufficient information is available, no provision is made.

If sufficient information is available, in estimating a potential tax liability GSK applies a risk-based approach which takes into account, as appropriate, the probability that the Group would be able to obtain compensatory adjustments under international tax treaties. These estimates take into account the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as each dispute progresses and new facts emerge.

At 31 December 2019, the Group had recognised provisions of £933 million in respect of uncertain tax positions (2018 – £1,082 million). Because of the nature of these uncertain positions, it is not practicable to give meaningful sensitivity estimates.

Factors affecting the tax charge in future years are set out in Note 14, ‘Taxation’. GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. Where open issues exist, the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings.

Legal and other disputes

Legal costs for the year were £363 million (2018 – £117 million). At 31 December 2019 provisions for legal and other disputes amounted to £198 million (2018 – £219 million).

Estimates

Management makes a judgement of whether there is sufficient information to be able to make a reliable estimate of the likely outcome of the dispute and the legal and other expenses arising from claims against the Group. If insufficient information is available, no provision is made and disclosure of the claim is given.

The estimated provisions take into account the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as each dispute progresses and new facts emerge. Details of the status and various uncertainties involved in the significant unresolved disputes are set out in Note 46, ‘Legal proceedings’.

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Notes to the financial statements continued

3. Key accounting judgements and estimates continued

The company’s Directors, having taken legal advice, have established provisions after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements. In respect of product liability claims related to certain products, there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, or practicable to give a meaningful range of outcomes that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be provided, but no provision would be made and no contingent liability can be quantified.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial statements by a material amount.

Contingent consideration

The 2019 income statement charge for contingent consideration was £83 million (2018 – £1,251 million).

At 31 December 2019, the liability for contingent consideration amounted to £5,479 million (2018 – £6,286 million). Of this amount, £5,103 million (2018 – £5,937 million) related to the acquisition of the former Shionogi-ViiV Healthcare joint venture in 2012.

Estimates

Any contingent consideration included in the consideration payable for a business combination is recorded at fair value at the date of acquisition. These fair values are generally based on risk-adjusted future cash flows discounted using appropriate post-tax discount rates. The fair values are reviewed on a regular basis, at least annually, and any changes are reflected in the income statement. See Note 32, ‘Contingent consideration liabilities’.

Pensions and other post-employment benefits

Judgement

Where a surplus on a defined benefit scheme arises, or there is potential for a surplus to arise from committed future contributions, the rights of the Trustees to prevent the Group obtaining a refund of that surplus in the future are considered in determining whether it is necessary to restrict the amount of the surplus that is recognised. Two UK schemes are in surplus, with a combined surplus of £70 million at 31 December 2019 (2018 – £711 million). GSK has made the judgement that these amounts meet the requirements of recoverability.

Estimates

The costs of providing pensions and other post-employment benefits are assessed on the basis of assumptions selected by management. These assumptions include future earnings and pension increases, discount rates, expected long-term rates of return on assets and mortality rates, and are disclosed in Note 30, ‘Pensions and other post-employment benefits’.

Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. A sensitivity analysis is provided in Note 30, ‘Pensions and other post-employment benefits’, but a 0.5% reduction in the discount rate would lead to an increase in the net pension deficit of approximately £1,640 million and an increase in the annual pension cost of approximately £43 million. The selection of different assumptions could affect the future results of the Group.

4. New accounting requirements

The following new and amended accounting standards have been issued by the IASB and are likely to affect future Annual Reports.

An amendment to IFRS 3 ‘Business combinations’ was issued in October 2018 and will be implemented by the Group in 2020. The amendment clarifies the definition of a business and permits a simplified initial assessment of whether an acquired set of activities and assets is a group of assets rather than a business.

The amendment will apply prospectively to acquisitions completed after its implementation date and will not change the accounting for any acquisitions before that date.

‘Interest rate benchmark reform – Amendments to IFRS 9, IAS 39 and IFRS 7’ was issued in September 2019 and will be implemented by the Group from 1 January 2020. These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments referencing the current interest rate benchmarks are amended as a result of the ongoing interest rate benchmark reforms.

The amendments are not expected to have a material impact on the results or financial position of the Group.

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Notes to the financial statements continued

5. Exchange rates

The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associates into Sterling and period end rates to translate the net assets of those entities. The currencies which most influence these translations and the relevant exchange rates were:

	2019	2018	201	7		2019	2018	201	7
Average rates:					Period end rates:

US$/£	1.28	1.33	1.3	0	US$/£	1.32	1.27	1.3	5

Euro/£	1.14	1.13	1.1	5	Euro/£	1.18	1.11	1.1	3

Yen/£	139	147	14	5	Yen/£	143	140	15	2

6. Turnover and segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated turnover and costs included the results of certain Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Revenue recognised in the year from performance obligations satisfied in previous periods totalled £793 million (2018 – £426 million) and included £451 million (2018 – £122 million) reported in turnover arising from changes to prior year estimates of RAR accruals and £328 million (2018 – £299 million) of royalty income.

Turnover by segment	2019 £m	2018 £m	2017 £m

Pharmaceuticals	17,554	17,269	17,276

Vaccines	7,157	5,894	5,160

Consumer Healthcare	8,995	7,658	7,750

Segment turnover	33,706	30,821	30,186

Corporate and other unallocated turnover	48	–	–

	33,754	30,821	30,186

GSK has reviewed the presentation of its respiratory product sales and from 1 January 2019 is reporting the Ellipta products portfolio and Nucala under the ‘Respiratory’ category and all other respiratory products under ‘Established Pharmaceuticals’. Comparative information has been revised onto a consistent basis.

Pharmaceuticals turnover by therapeutic area	2019 £m	2018 (revised) £m	2017 (revised) £m
Respiratory	3,081	2,612	1,930

HIV	4,854	4,722	4,350

Immuno-inflammation	613	472	377

Oncology	230	–	–

Established Pharmaceuticals	8,776	9,463	10,619

	17,554	17,269	17,276

Vaccines turnover by category	2019 £m	2018 £m	2017 £m
Meningitis	1,018	881	890

Influenza	541	523	488

Shingles	1,810	784	22

Established Vaccines	3,788	3,706	3,760

	7,157	5,894	5,160

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Investor information

Notes to the financial statements continued

6. Turnover and segment information continued

During 2019, the US operations of the Pharmaceuticals and Vaccines businesses made sales to three wholesalers of approximately £2,835 million (2018 – £2,709 million, 2017 – £2,449 million), £3,146 million (2018 – £2,962 million, 2017 – £3,043 million) and £2,820 million (2018 – £2,656 million, 2017 – £2,356 million) respectively, after allocating final-customer discounts to the wholesalers.

Consumer Healthcare turnover by category	2019 £m	2018 £m	2017 £m
Wellness	4,526	3,940	4,001
Oral health	2,673	2,496	2,466
Nutrition	1,176	643	680
Skin health	620	579	603
	8,995	7,658	7,750

Segment profit	2019 £m	2018 £m	2017 £m
Pharmaceuticals	7,964	8,420	8,667
Pharmaceuticals R&D	(3,369)	(2,676)	(2,740)
Pharmaceuticals, including R&D	4,595	5,744	5,927
Vaccines	2,966	1,943	1,644
Consumer Healthcare	1,874	1,517	1,373
Segment profit	9,435	9,204	8,944
Corporate and other unallocated costs	(463)	(459)	(376)
Other reconciling items between segment profit and operating profit	(2,011)	(3,262)	(4,481)
Operating profit	6,961	5,483	4,087

Finance income	98	81	65
Finance costs	(912)	(798)	(734)
Profit on disposal of interest in associates	–	3	94
Share of after-tax profits of associates and joint ventures	74	31	13
Profit before taxation	6,221	4,800	3,525
Taxation	(953)	(754)	(1,356)
Profit after taxation for the year	5,268	4,046	2,169

Other reconciling items between segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets; major restructuring costs, which include impairments of tangible assets and computer software; transaction-related adjustments related to significant acquisitions; proceeds and costs of disposals of associates, products and businesses, significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income and other items, and the pre-tax impact of the enactment of the US Tax Cuts and Jobs Act.

Depreciation and amortisation by segment	2019 £m	2018 £m	2017 £m
Pharmaceuticals	606	506	551
Pharmaceuticals R&D	230	123	96
Pharmaceuticals, including R&D	836	629	647
Vaccines	418	395	405
Consumer Healthcare	224	146	135
Segment depreciation and amortisation	1,478	1,170	1,187
Corporate and other unallocated depreciation and amortisation	79	106	144
Other reconciling items between segment depreciation and amortisation and total depreciation and amortisation	777	580	591
Total depreciation and amortisation	2,334	1,856	1,922

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Notes to the financial statements continued

6. Turnover and segment information continued

PP&E, intangible asset and goodwill impairment by segment	2019 £m	2018 £m	2017 £m
Pharmaceuticals	137	51	38

Pharmaceuticals R&D	16	15	10

Pharmaceuticals, including R&D	153	66	48

Vaccines	33	5	13

Consumer Healthcare	–	4	10

Segment impairment	186	75	71

Corporate and other unallocated impairment	19	14	3

Other reconciling items between segment impairment and total impairment	621	261	995

Total impairment	826	350	1,069

PP&E and intangible asset impairment reversals by segment

Pharmaceuticals	(6)	(4)	(13)

Pharmaceuticals R&D	–	(1)	(2)

Pharmaceuticals, including R&D	(6)	(5)	(15)

Vaccines	(1)	–	–

Consumer Healthcare	–	–	(1)

Segment impairment reversals	(7)	(5)	(16)

Corporate and other unallocated impairment reversals	(3)	–	–

Other reconciling items between segment impairment reversals and total impairment reversals	(15)	(8)	(36)

Total impairment reversals	(25)	(13)	(52)

Net assets by segment	2019 £m	2018 £m
Pharmaceuticals	1,722	869

Pharmaceuticals R&D	4,503	502

Pharmaceuticals, including R&D	6,225	1,371

Vaccines	8,828	9,966

Consumer Healthcare	26,328	10,559

Segment net operating assets	41,381	21,896

Corporate and other unallocated net operating assets	1,446	1,141

Net operating assets	42,827	23,037

Net debt	(25,215)	(21,621)

Investments in associates and joint ventures	314	236

Derivative financial instruments	335	129

Current and deferred taxation	(270)	1,723

Assets held for sale (excluding cash and cash equivalents)	366	168

Net assets	18,357	3,672

The Pharmaceuticals segment includes the Shionogi-ViiV Healthcare contingent consideration liability of £5,103 million (2018 – £5,937 million) and the Pfizer put option of £1,011 million (2018 – £1,240 million). Net assets in the Pharmaceuticals and Consumer Healthcare segments have increased during the year, following the acquisitions of Tesaro and the Pfizer consumer healthcare business, respectively.

182    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

6. Turnover and segment information continued

Geographical information

The UK is regarded as being the Group’s country of domicile.

	2019	2018	2017
Turnover by location of customer	£m	£m	£m
UK	942	923	940

US	13,890	11,982	11,263

Rest of World	18,922	17,916	17,983

External turnover	33,754	30,821	30,186

	2019	2018
Non-current assets by location of subsidiary	£m	£m
UK	6,116	6,118

US	19,483	7,540

Rest of World	27,696	20,768

Non-current assets	53,295	34,426

Non-current assets by location excludes amounts relating to other investments, deferred tax assets, derivative financial instruments, pension assets, amounts receivable under insurance contracts and certain other non-current receivables.

7. Other operating income/(expense)

	2019	2018	2017
	£m	£m	£m
Fair value remeasurements of equity investments under IFRS 9	(14)	(20)	–

Disposal of businesses and assets	541	258	195

Fair value remeasurements on contingent consideration recognised in business combinations	(92)	(1,252)	(1,012)

Remeasurement of ViiV Healthcare put option liabilities and preferential dividends	234	58	13

Remeasurement of Consumer Healthcare put option liability	–	(658)	(1,186)

Fair value adjustments on derivative financial instruments	–	(3)	9

Other income/(expense)	20	(11)	9

Impairment of available-for-sale equity investments under IAS 39	–	–	(30)

Disposal of available-for-sale equity investments under IAS 39	–	–	37

	689	(1,588)	(1,965)

Disposal of businesses and assets in 2019 included a profit on disposal of rabies and tick-borne encephalitis vaccines of £306 million and a gain arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands of £143 million including fair value movements on related derivatives.

Fair value remeasurements on contingent consideration recognised in business combinations included £31 million related to the acquisition of the former Shionogi-ViiV Healthcare joint venture and £67 million related to the Vaccines acquisition from Novartis, together with fair value movements on related hedging contracts.

GSK Annual Report 2019    183

Notes to the financial statements continued

8. Operating profit

	2019	2018	2017
The following items have been included in operating profit:	£m	£m	£m
Employee costs (Note 9)	9,855	9,440	9,122
Advertising	1,567	1,376	1,351
Distribution costs	393	389	405
Depreciation of property, plant and equipment	1,017	954	988
Impairment of property, plant and equipment, net of reversals	669	203	327
Depreciation of right of use assets	214
Impairment of right of use assets	2
Amortisation of intangible assets	1,103	902	934
Impairment of intangible assets, net of reversals	126	134	690
Impairment of goodwill allocated to a disposal group, net of reversals	4	–	–
Net foreign exchange (gains)/losses	(37)	81	215
Inventories:
Cost of inventories included in cost of sales	9,482	8,713	8,526
Write-down of inventories	578	695	701
Reversal of prior year write-down of inventories	(230)	(302)	(352)
Short-term lease charge	12
Low-value lease charge	4
Variable lease payments	13
Operating lease rentals:
Minimum lease payments		188	110
Contingent rents		12	4
Sub-lease payments		5	5
Fees payable to the company’s auditor and its associates in relation to the Group (see below)	30.4	29.8	29.2

The reversals of prior year write-downs of inventories principally arise from the reassessment of usage or demand expectations prior to inventory expiration.

Net foreign exchange gains include a net gain of £75 million (2018 – £nil; 2017 – £109 million loss) arising on the reclassification of exchange on liquidation or disposal of overseas subsidiaries.

Included within operating profit are Major restructuring charges of £1,105 million (2018 – £809 million; 2017 – £1,056 million), see Note 10, ‘Major restructuring costs’.

	2019	2018	2017
Fees payable to the company’s auditor and its associates:	£m	£m	£m
Audit of parent company and consolidated financial statements including attestation under s.404 of Sarbanes-Oxley Act 2002	15.6	13.3	11.5
Audit of the company’s subsidiaries	13.5	12.9	16.2
Total audit services	29.1	26.2	27.7
Taxation compliance	–	0.1	0.2
Taxation advice	–	–	0.1
Audit related and other assurance services	1.2	3.0	1.0
All other services	0.1	0.5	0.2
Total audit-related and non-audit services	1.3	3.6	1.5
	30.4	29.8	29.2

The other assurance services provided by the auditor related to agreed upon procedures and other assurance services outside of statutory audit requirements. All other services provided by the auditor primarily related to advisory services for the year ended 31 December 2019.

In addition to the above, fees paid to the auditor in respect of the GSK pension schemes were:

	2019	2018	2017
	£m	£m	£m
Audit	0.2	0.3	0.3
Other services	–	–	0.1

Fees of £0.8 million (2018 – £nil, 2017 – £nil) were also paid to other auditors in respect of audits of certain of the company’s subsidiaries acquired during the year.

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Financial statements
Investor information

Notes to the financial statements continued

9. Employee costs

	2019	2018	2017
	£m	£m	£m
Wages and salaries	7,583	7,203	7,116
Social security costs	852	795	802
Pension and other post-employment costs, including augmentations (Note 30)	560	586	616
Cost of share-based incentive plans	432	393	347
Severance and other costs from integration and restructuring activities	428	463	241
	9,855	9,440	9,122

The increase in wages and salaries included the impact of movements in exchange rates. The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

The cost of share-based incentive plans is analysed as follows:

	2019	2018	2017
	£m	£m	£m
Share Value Plan	302	304	276
Performance Share Plan	58	49	47
Share option plans	4	4	4
Cash settled and other plans	68	36	20
	432	393	347
The average monthly number of persons employed by the Group (including Directors) during the year was:
	2019	2018	2017
	Number	Number	Number
Manufacturing	36,653	37,296	38,632
Selling, general and administration	48,535	47,887	49,141
Research and development	12,026	11,668	11,576
	97,214	96,851	99,349

The average monthly number of Group employees excludes temporary and contract staff. The numbers of Group employees at the end of each financial year are given in the financial record on page 265.

The compensation of the Directors and Senior Management (members of the CET) in aggregate, was as follows:

	2019	2018	2017
	£m	£m	£m
Wages and salaries	28	29	26
Social security costs	4	3	4
Pension and other post-employment costs	3	3	3
Cost of share-based incentive plans	27	20	22
	62	55	55

Further information on the remuneration of the Directors is given in the Remuneration report on pages 116 to 150.

GSK Annual Report 2019    185

Notes to the financial statements continued

10. Major restructuring costs

Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites, are likely to take several years to complete.

Major restructuring costs are those related to specific Board-approved Major restructuring programmes, including integration costs following material acquisitions, which are structural and are of a significant scale where the costs of individual or related projects exceed £25 million.

The existing Combined restructuring and integration programme incorporates the previous Major Change programme, the Pharmaceuticals restructuring programme and the restructuring and integration programme following the Novartis transaction in 2015. This programme is now substantially complete. In July 2018, the Board-approved a Major restructuring programme, designed to significantly improve the competitiveness and efficiency of the Group’s cost base with savings delivered primarily through supply chain optimisation and reductions in administrative costs. In February 2019, the Board-approved a new Major restructuring programme to generate synergies from the integration of the Pfizer consumer healthcare business into GSK’s Consumer Healthcare business.

The total restructuring costs of £1,105 million in 2019 were incurred in the following areas:

–	Manufacturing site restructuring, including at Worthing, United Kingdom and Cork, Ireland

–	Restructuring following the integration of the Pfizer consumer healthcare business into GSK Consumer Healthcare

–	Restructuring of the Pharmaceutical and Consumer Healthcare supply chains leading to simplification of the operating model and improved resource allocation

–	Continued transformation of central functions, including GSK technology platforms and interfaces, to deliver greater digital synergies, simplification of applications and staff reductions.

The analysis of the costs charged to operating profit under these programmes was as follows:

	2019	2018	2017
	£m	£m	£m
Increase in provision for Major restructuring programmes (see Note 31)	345	450	259

Amount of provision reversed unused (see Note 31)	(148)	(99)	(43)

Impairment losses recognised	521	130	278

Other non-cash charges	99	72	247

Other cash costs	288	256	315

	1,105	809	1,056

Provision reversals of £148 million (2018 – £99 million, 2017 – £43 million) reflected provision releases for the Combined restructuring and integration programme. Asset impairments of £521 million and other non-cash charges of £99 million principally comprised fixed asset write-downs across manufacturing and research facilities and accelerated depreciation where asset lives in R&D and manufacturing have been shortened as a result of the Major restructuring programmes. All other charges have been or will be settled in cash and include the termination of leases, site closure costs, consultancy and project management costs.

The analysis of Major restructuring charges by programme was as follows:

			2019
	Cash	Non-cash	Total
	£m	£m	£m
2018 major restructuring programme (including Tesaro)	227	572	799

Consumer Healthcare Joint Venture integration programme	248	4	252

Combined restructuring and integration programme	10	44	54

	485	620	1,105
The analysis of Major restructuring charges by income statement line was as follows:
	2019	2018	2017
	£m	£m	£m
Cost of sales	658	443	545

Selling, general and administration	332	315	248

Research and development	114	49	263

Other operating expense	1	2	–

	1,105	809	1,056

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Financial statements
Investor information

Notes to the financial statements continued

11. Finance income

	2019	2018	2017
	£m	£m	£m
Years to 31 December 2019 and 31 December 2018 under IFRS 9

Finance income arising from:

Financial assets measured at amortised cost	69	73

Financial assets measured at fair value through profit or loss	10	1

Net gains arising from the forward element of forward contracts in net investment hedge relationships	19	7

Year to 31 December 2017 under IAS 39

Interest income arising from:

Cash and cash equivalents			60

Available-for-sale investments			2

Loans and receivables			1

Fair value adjustments on derivatives at fair value through profit or loss			2
	98	81	65

Finance income arising from financial assets measured at amortised cost in 2019 and 2018 includes interest income arising from assets which would have been classified as available-for-sale investments and loans and receivables in 2017 under IAS 39. This also includes interest income arising from certain cash and cash equivalents. Finance income arising from financial assets measured at fair value through profit or loss in 2019 and 2018 includes interest income arising from other cash and cash equivalents.

Net gains arising from hedge ineffectiveness on net investment hedges were recorded in ‘Fair value adjustments on derivatives at fair value through profit or loss’ in 2017. All derivatives accounted for at fair value through profit or loss other than designated and effective hedging instruments (see Note 43, ‘Financial instruments and related disclosures’) are classified as held-for-trading financial instruments.

12. Finance expense

	2019	2018	2017
	£m	£m	£m
Finance expense arising on:

Financial liabilities at amortised cost	(832)	(677)	(698)

Derivatives at fair value through profit or loss	(6)	(38)	(22)

Net losses arising from:

Financial instruments mandatorily measured at fair value through profit or loss	(1)	3	(4)

Reclassification of hedges from other comprehensive income	(2)	(2)	–

Unwinding of discounts on provisions	(8)	(15)	(16)

Finance expense arising on lease liabilities	(39)	(2)	(1)

Other finance expense	(24)	(67)	7

	(912)	(798)	(734)

All derivatives accounted for at fair value through profit or loss, other than designated and effective hedging instruments (see Note 43, ‘Financial instruments and related disclosures’), are classified as held-for-trading financial instruments. Finance expense arising on derivatives at fair value through profit or loss relates to swap interest expense. The prior year figures in finance expense arising on lease liabilities related to interest arising on finance leases under the previous leasing standard, IAS 17, which was originally reported in ‘Other finance expense’. In 2018, other finance expense included a £39 million charge for interest relating to historical income tax settlements.

GSK Annual Report 2019    187

Notes to the financial statements continued

13. Associates and joint ventures

The Group’s share of after-tax profits and losses of associates and joint ventures is set out below:

	2019 £m	2018 £m	2017 £m

Share of after-tax profits of associates	85	28	16

Share of after-tax (losses)/profits of joint ventures	(11)	3	(3)

	74	31	13

At 31 December 2019, the Group held one significant associate, Innoviva, Inc.

Summarised income statement information in respect of Innoviva is set out below. The Group’s 2019 share of after-tax profits of associates and other comprehensive income includes a profit of £79 million and other comprehensive income of £nil in respect of Innoviva.

The results of Innoviva included in the summarised income statement information below represent the estimated earnings of Innoviva in the relevant periods, based on publicly available information at the balance sheet date. Innoviva’s turnover arises from royalty income from GSK in relation to Relvar/Breo Ellipta, Anoro Ellipta and Trelegy Ellipta sales.

	2019 £m	2018 £m	2017 £m

Turnover	193	183	165

Profit after taxation	116	134	103

Other comprehensive income	–	–	–

Total comprehensive income	116	134	103

The estimated results of Innoviva for 2018 exclude a deferred tax credit of £163 million which was not announced by Innoviva until after the Group finalised its results for 2018. Accordingly, GSK’s share of this credit of £51 million has been recognised in the share of after-tax profits of associates in 2019.

Aggregated financial information in respect of GSK’s share of other associated undertakings and joint ventures is set out below:

	2019 £m	2018 £m	2017 £m

Share of turnover	32	242	252

Share of after-tax (losses)/profits	(5)	(2)	(5)

Share of other comprehensive income	1	–	–

Share of total comprehensive (expense)/income	(5)	(2)	(5)

The Group’s sales to associates and joint ventures were £11 million in 2019 (2018 – £43 million; 2017 – £41 million).

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Financial statements
Investor information

Notes to the financial statements continued

14. Taxation

The Group’s tax charge is the sum of the total current and deferred tax expense.

Taxation charge based on profits for the year	2019 £m	2018 £m	2017 £m

UK current year charge	149	234	199

Rest of World current year charge	1,407	1,426	1,928

Credit in respect of prior periods	(420)	(492)	(508)

Current taxation	1,136	1,168	1,619

Deferred taxation	(183)	(414)	(263)

	953	754	1,356

In 2019, GSK made payments of £163 million in UK corporation tax to HMRC. These amounts are for UK corporation tax only, and do not include the various other business taxes borne in the UK by GSK each year.

The deferred tax credit in 2019 reflected the origination of current year expenses where offset against taxable profits in future periods is probable. In 2018, this also included an uplift in the tax carrying value of certain Consumer Healthcare brands as a result of the acquisition of Novartis’ interest in the former Consumer Healthcare Joint Venture.

The deferred tax credit in 2017 reflected the revaluation of existing deferred tax liabilities to reflect a lower Swiss tax rate applicable following Swiss tax reform and an increase in deferred tax assets related to intra-Group profit on inventory. The impact of these items was partly offset by the revaluation of existing deferred tax assets to reflect the lower US tax rate applicable following the enactment of US tax reform.

The following table reconciles the tax charge calculated at the UK statutory rate on the Group profit before tax with the actual tax charge for the year.

Reconciliation of taxation on Group profits	2019 £m	2019%	2018 (revised) £m	2018%	2017 (revised) £m	2017%

Profit before tax	6,221		4,800		3,525

UK statutory rate of taxation	1,182	19.0	912	19.0	679	19.3

Differences in overseas taxation rates	667	10.7	635	13.2	586	16.6

Benefit of intellectual property incentives	(691)	(11.1)	(482)	(10.0)	(410)	(11.6)

R&D credits	(119)	(1.9)	(73)	(1.5)	(75)	(2.1)

Fair value remeasurement of non-taxable put options	(45)	(0.7)	221	4.6	227	6.5

Tax losses where no benefit is recognised	15	0.2	24	0.5	28	0.8

Permanent differences on disposals and acquisitions	68	1.1	(7)	(0.1)	4	0.1

Other permanent differences	119	1.9	53	1.1	162	4.6

Re-assessments of prior year estimates	(364)	(5.9)	(436)	(9.1)	(475)	(13.5)

Changes in tax rates	121	2.0	(93)	(1.9)	629	17.8

Tax charge/tax rate	953	15.3	754	15.7	1,356	38.5

GSK has a substantial business presence in many countries around the world. The impact of differences in overseas taxation rates arose from profits being earned in countries with tax rates higher than the UK statutory rate, the most significant of which in 2019 were the US, Belgium, India and Japan. The adverse impact was partly offset by the increased benefit of intellectual property incentives such as the UK Patent Box and Belgian Patent Income Deduction regimes. Such regimes provide a reduced rate of corporate income tax on profits earned from qualifying patents. We claim these incentives in the manner intended by the relevant statutory or regulatory framework.

In 2019, ‘Changes in tax rates’ included items of expense where tax relief will only be available in future periods at lower rates due to the reduction in statutory tax rates in the UK and Belgium to 17% and 25% respectively. The impact of US and Swiss tax reform has been incorporated into the ‘Changes in tax rates’ category for the years 2017 and 2018. The respective values are £595 million debit and £125 million credit.

The Group’s 2019 tax rate of 15.3% has been influenced by the reassessment of open issues with tax authorities in various jurisdictions and fair value accounting movements on the Group’s put option liabilities to ViiV Healthcare and on hedges against shares in Hindustan Unilever Limited to be received on disposal of Horlicks and other Consumer Healthcare brands.

Future tax charges, and therefore our effective tax rate, may be affected by factors such as acquisitions, disposals, restructurings, the location of research and development activity, tax regime reforms and resolution of open matters as we continue to bring our tax affairs up to date around the world.

GSK Annual Report 2019    189

Notes to the financial statements continued

14. Taxation continued

Tax on items charged to equity and statement of comprehensive income	2019 £m	2018 £m	2017 £m

Current taxation

Share-based payments	1	–	–

Defined benefit plans	16	(2)	26

	17	(2)	26

Deferred taxation

Share-based payments	18	2	(4)

Defined benefit plans	173	(144)	(247)

Fair value movements on cash flow hedges	16	(2)	–

Fair value movements on equity investments	(95)	10	29

	112	(134)	(222)

Total credit/(charge) to equity and statement of comprehensive income	129	(136)	(196)

All of the above items have been charged to the statement of comprehensive income except for tax on share-based payments.

Issues relating to taxation

The integrated nature of the Group’s worldwide operations involves significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets. In line with current OECD guidelines we base our transfer pricing policy on the ‘arm’s length’ principle. However, different tax authorities may seek to attribute further profit to activities being undertaken in their jurisdiction potentially resulting in double taxation. The Group also has open items in several jurisdictions concerning such matters as the deductibility of particular expenses and the tax treatment of certain business transactions. GSK applies a risk based approach to determine the transactions most likely to be subject to challenge, assuming the relevant tax authority will review and have full knowledge of all the relevant information, and the probability that the Group would be able to obtain compensatory adjustments under international tax treaties.

The calculation of the Group’s total tax charge therefore necessarily involves a degree of estimation and judgement in respect of certain items where the tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process. At 31 December 2019 the Group had recognised provisions of £933 million in respect of such uncertain tax positions (2018 – £1,082 million). The decrease in recognised provisions during 2019 was driven by the reassessment of estimates and the utilisation of provisions for uncertain tax positions following the settlement of a number of open issues with tax authorities in various jurisdictions. Whilst the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with the relevant tax authorities, or litigation where appropriate, the Group continues to believe that it has made appropriate provision for periods which are open and not yet agreed by the tax authorities.

A provision for deferred tax liabilities of £198 million as at 31 December 2019 (2018 – £185 million) has been made in respect of taxation that would be payable on the remittance of profits by certain overseas subsidiaries. Whilst the aggregate amount of unremitted profits at the balance sheet date was approximately £19 billion (2018 – £18 billion), the majority of these unremitted profits would not be subject to tax (including withholding tax) on repatriation, as UK legislation relating to company distributions provides for exemption from tax for most overseas profits, subject to certain exceptions. Deferred tax is not provided on temporary differences of £326 million (2018 – £231 million) arising on unremitted profits as management has the ability to control any future reversal and does not consider such a reversal to be probable.

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Financial statements
Investor information

Notes to the financial statements continued

14. Taxation continued

Movement in deferred tax assets and liabilities

	Accelerated capital allowances £m	Intangible assets £m	Contingent consideration £m	Intra-Group profit £m	Pensions & other post employment benefits £m	Tax losses £m	Share option and award schemes £m	Other net temporary differences £m	Total £m
At 1 January 2018	(317)	(1,320)	868	1,017	760	261	74	1,057	2,400

Exchange adjustments	(6)	(4)	–	43	38	2	2	9	84

Credit/(charge) to income statement	(12)	365	(34)	(31)	33	183	(7)	(101)	396

Credit/(charge) to statement of comprehensive income and equity	–	–	–	–	(144)	–	2	8	(134)

Reclassification on disposal	–	–	–	–	7	1	–	(23)	(15)

At 31 December 2018	(335)	(959)	834	1,029	694	447	71	950	2,731

Implementation of IFRS 16	40	–	–	–	–	–	–	–	40

At 31 December 2018, as adjusted	(295)	(959)	834	1,029	694	447	71	950	2,771

Exchange adjustments	17	88	–	(8)	(40)	(8)	(1)	55	103

Credit/(charge) to income statement	35	(204)	(77)	59	9	225	(7)	143	183

Credit/(charge) to statement of comprehensive income and equity	–	–	–	–	186	–	18	(92)	112

Acquisitions and disposals	1	(3,117)	–	40	15	278	–	(60)	(2,843)

R&D credits utilisation	–	–	–	–	–	–	–	(40)	(40)

At 31 December 2019	(242)	(4,192)	757	1,120	864	942	81	956	286

Deferred tax liabilities provided in relation to intangible assets predominately relate to temporary differences arising on assets and liabilities acquired as part of historic business combinations. Acquisitions and disposals in 2019 included deferred tax liabilities of £2,591 million related to the Pfizer consumer healthcare business acquisition and £252 million related to the Tesaro acquisition.

The Group continues to recognise deferred tax assets on future obligations in respect of contingent consideration amounts payable to minority shareholders. These payments are tax deductible at the point in time at which payment is made.

A deferred tax asset is recognised on intra-Group profits arising on inter-company inventory which are eliminated within the consolidated accounts. As intra-Group profits are not eliminated from the individual entities’ tax returns a temporary difference arises that will reverse at the point in time inventory is sold externally.

The deferred tax asset recognised on tax losses of £942 million (2018 – £447 million) relates to trading losses. Included in this amount are deferred tax assets of £237 million in relation to losses which are recognised on the basis that sufficient future taxable profits to utilise the losses are forecast in the entities to which the losses relate. Other net temporary differences included accrued expenses for which a tax deduction was only available on a paid basis, such as for pensions.

Deferred tax asset and liabilities are recognised on the balance sheet as follows:

	2019 £m	2018 £m
Deferred tax assets	4,096	3,887

Deferred tax liabilities	(3,810)	(1,156)
	286	2,731

Deferred tax assets are recognised on US foreign tax credits only where it is probable that future taxable profits will be available. The net amount of foreign tax credits on which deferred tax has not been provided was £93 million (2018 – £114 million).

		2019		2018
Unrecognised tax losses	Tax losses £m	Unrecognised deferred tax asset £m	Tax losses £m	Unrecognised deferred tax asset £m
Trading losses expiring:

Within 10 years	556	117	678	148

More than 10 years	838	108	957	93

Available indefinitely	159	27	89	15

At 31 December	1,553	252	1,724	256

Capital losses expiring:

Available indefinitely	2,148	355	2,042	399

At 31 December	2,148	355	2,042	399

GSK Annual Report 2019    191

Notes to the financial statements continued

15. Earnings per share

	2019 pence	2018 pence	2017 pence

Basic earnings per share	93.9	73.7	31.4

Diluted earnings per share	92.6	72.9	31.0

Basic earnings per share has been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period after deducting shares held by the ESOP Trusts and Treasury shares. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. A potentially dilutive share forms part of the employee share schemes where its exercise price is below the average market price of GSK shares during the period and any performance conditions attaching to the scheme have been met at the balance sheet date.

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below.

Weighted average number of shares in issue	2019 millions	2018 millions	2017 millions

Basic	4,947	4,914	4,886

Dilution for share options and awards	69	57	55

Diluted	5,016	4,971	4,941

16. Dividends

			2019			2018			2017
	Paid/payable	Dividend per share (pence)	Total dividend £m	Paid	Dividend per share (pence)	Total dividend £m	Paid	Dividend per share (pence)	Total dividend £m

First interim	11 July 2019	19	940	12 July 2018	19	934	13 July 2017	19	928

Second interim	10 October 2019	19	941	11 October 2018	19	934	12 October 2017	19	929

Third interim	9 January 2020	19	941	10 January 2019	19	935	11 January 2018	19	929

Fourth interim	9 April 2020	23	1,139	11 April 2019	23	1,137	12 April 2018	23	1,130

Total		80	3,961		80	3,940		80	3,916

Under IFRS, interim dividends are only recognised in the financial statements when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. The 2019 financial statements recognise those dividends paid in 2019, namely the third and fourth interim dividends for 2018, and the first and second interim dividends for 2019.

The amounts recognised in each year were as follows:

	2019 £m	2018 £m	2017 £m

Dividends to shareholders	3,953	3,927	3,906

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Financial statements
Investor information

Notes to the financial statements continued

17. Property, plant and equipment

	Land and buildings £m	Plant, equipment and vehicles £m	Assets in construction £m	Total £m
Cost at 1 January 2018	7,467	11,751	2,501	21,719

Exchange adjustments	150	187	25	362

Other additions	33	190	1,135	1,358

Capitalised borrowing costs	–	–	21	21

Disposals and write-offs	(90)	(440)	(53)	(583)

Reclassifications	403	1,016	(1,486)	(67)

Transfer to assets held for sale	(152)	(167)	(3)	(322)
Cost at 31 December 2018	7,811	12,537	2,140	22,488

Implementation of IFRS 16	(64)	(106)	–	(170)
At 31 December 2018, as adjusted	7,747	12,431	2,140	22,318

Exchange adjustments	(254)	(381)	(70)	(705)

Additions through business combinations	149	177	34	360

Other additions	42	154	1,084	1,280

Capitalised borrowing costs	–	–	25	25

Disposals and write-offs	(34)	(528)	(11)	(573)

Reclassifications	243	919	(1,231)	(69)

Transfer to assets held for sale	(261)	(711)	(65)	(1,037)
Cost at 31 December 2019	7,632	12,061	1,906	21,599
Depreciation at 1 January 2018	(3,036)	(7,260)	–	(10,296)

Exchange adjustments	(61)	(111)	–	(172)

Charge for the year	(268)	(686)	–	(954)

Disposals and write-offs	77	401	–	478

Transfer to assets held for sale	55	122	–	177
Depreciation at 31 December 2018	(3,233)	(7,534)	–	(10,767)

Implementation of IFRS 16	30	42	–	72
At 31 December 2018, as adjusted	(3,203)	(7,492)	–	(10,695)

Exchange adjustments	74	196	–	270

Charge for the year	(265)	(752)	–	(1,017)

Disposals and write-offs	19	380	–	399

Transfer to assets held for sale	159	477	–	636
Depreciation at 31 December 2019	(3,216)	(7,191)	–	(10,407)
Impairment at 1 January 2018	(161)	(359)	(43)	(563)

Exchange adjustments	(8)	(4)	(1)	(13)

Disposals and write-offs	10	59	22	91

Impairment losses	(16)	(143)	(46)	(205)

Reversal of impairments	1	6	–	7

Transfer to assets held for sale	–	20	–	20
Impairment at 31 December 2018	(174)	(421)	(68)	(663)

Implementation of IFRS 16	–	–	–	–
At 31 December 2018, as adjusted	(174)	(421)	(68)	(663)

Exchange adjustments	13	11	6	30

Disposals and write-offs	2	77	36	115

Impairment losses	(312)	(329)	(38)	(679)

Reversal of impairments	2	8	–	10

Transfer to assets held for sale	90	209	44	343

Impairment at 31 December 2019	(379)	(445)	(20)	(844)

Total depreciation and impairment at 31 December 2018	(3,407)	(7,955)	(68)	(11,430)

Total depreciation and impairment at 31 December 2019	(3,595)	(7,636)	(20)	(11,251)

Net book value at 1 January 2018	4,270	4,132	2,458	10,860

Net book value at 31 December 2018	4,404	4,582	2,072	11,058

Net book value at 31 December 2019	4,037	4,425	1,886	10,348

GSK Annual Report 2019    193

Notes to the financial statements continued

17. Property, plant and equipment continued

The weighted average interest rate for capitalised borrowing costs in the year was 3% (2018 – 3%). Disposals and write-offs in the year included a number of assets with nil net book value that are no longer in use in the business.

The impairment losses principally arose from decisions to rationalise facilities and are calculated based on either fair value less costs of disposal or value in use. The fair value less costs of disposal valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. These calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the Group post-tax weighted average cost of capital (WACC) of 7%, adjusted where appropriate for specific segment, country and currency risk. For value in use calculations, the post-tax cash flows do not include the impact of future uncommitted restructuring plans or improvements. Where an impairment is indicated and a pre-tax cash flow calculation is expected to give a materially different result, the test would be reperformed using pre-tax cash flows and a pre-tax discount rate. The Group WACC is equivalent to a pre-tax discount rate of approximately 9%. The net impairment losses have been charged to cost of sales: £624 million (2018 – £142 million), R&D: £1 million (2018 – £9 million) and SG&A: £44 million (2018 – £54 million), and included £502 million (2018 – £138 million) arising from the Major restructuring programmes.

Reversals of impairment arose from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments were deemed no longer to apply. All of the reversals have been credited to cost of sales.

During 2019, £69 million (2018 – £67 million) of computer software was reclassified from assets in construction to intangible assets on becoming ready for use.

18. Right of use assets

	Land and buildings £m	Plant and equipment £m	Vehicles £m	Total £m
Net book value at 1 January 2019	907	27	137	1,071

Exchange adjustments	(28)	(2)	(6)	(36)

Additions through business combinations	66	11	2	79

Other additions	60	1	71	132

Depreciation	(145)	(8)	(61)	(214)

Disposals	(37)	(20)	(7)	(64)

Impairments	(2)	–	–	(2)

Reclassifications	–	13	(13)	–

Net book value at 31 December 2019	821	22	123	966

The total cash outflow for leases amounted to £214 million. There were no significant lease commitments for leases not commenced at year-end.

An analysis of lease liabilities is set out in Note 29, ‘Net debt’.

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Investor information

Notes to the financial statements continued

19. Goodwill

	2019 £m	2018 £m
Cost at 1 January	5,789	5,734

Exchange adjustments	(277)	199

Additions through business combinations (Note 40)	5,023	–

Transfer from/(to) assets held for sale	27	(144)

Cost at 31 December	10,562	5,789

Net book value at 1 January	5,789	5,734

Net book value at 31 December	10,562	5,789

Goodwill is allocated to the Group’s segments as follows:

	2019 £m	2018 £m

Pharmaceuticals	4,316	3,273

Vaccines	1,280	1,342

Consumer Healthcare	4,966	1,174

Net book value at 31 December	10,562	5,789

The recoverable amounts of the cash generating units are assessed using a fair value less costs of disposal model. Fair value less costs of disposal is calculated using a discounted cash flow approach, with a post-tax discount rate applied to the projected risk-adjusted post-tax cash flows and terminal value.

The discount rate used is based on the Group WACC of 7%, as most cash generating units have integrated operations across large parts of the Group. The discount rate is adjusted where appropriate for specific segment, country and currency risks. The valuation methodology uses significant inputs which are not based on observable market data, therefore this valuation technique is classified as level 3 in the fair value hierarchy.

Details relating to the discounted cash flow models used in the impairment tests of the Pharmaceuticals, Vaccines and Consumer Healthcare cash generating units are as follows:

Valuation basis	Fair value less costs of disposal
Key assumptions	Sales growth rates Profit margins Terminal growth rate Discount rate Taxation rate
Determination of assumptions

Growth rates are internal forecasts based on both internal and external market information.

Margins reflect past experience, adjusted for expected changes.

Terminal growth rates based on management’s estimate of future long-term average growth rates.

Discount rates based on Group WACC, adjusted where appropriate.

Taxation rates based on appropriate rates for each region.

Period of specific projected cash flows	Five years
Terminal growth rate and discount rate		Terminal growth rate	Discount rate

	Pharmaceuticals	1% p.a.	7.5%
	Vaccines	1% p.a.	7.5%
	Consumer Healthcare	2% p.a.	6%

The terminal growth rates do not exceed the long-term projected growth rates for the relevant markets, reflect the impact of future generic competition and take account of new product launches.

Goodwill is monitored for impairment at the segmental level. In each case the valuations indicated sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.

The Pharmaceuticals cash generating unit comprises a collection of smaller cash generating units including assets with indefinite lives with a carrying value of £nil (2018 – £236 million). The Consumer Healthcare cash generating unit also comprises a collection of smaller cash generating units including brands with indefinite lives with a carrying value of £19.6 billion (2018 – £8.5 billion).

Details of indefinite life brands are given in Note 20, ‘Other intangible assets’.

GSK Annual Report 2019    195

Notes to the financial statements continued

20. Other intangible assets

	Computer software £m	Licences, patents, amortised brands etc. £m	Indefinite life brands £m	Total £m
Cost at 1 January 2018	2,174	15,764	8,993	26,931

Exchange adjustments	32	264	63	359

Capitalised development costs	–	203	–	203

Capitalised borrowing costs	1	–	–	1

Other additions	173	154	–	327

Disposals and asset write-offs	(80)	(129)	–	(209)

Transfer to assets held for sale	(2)	(90)	–	(92)

Reclassifications	67	–	–	67
Cost at 31 December 2018	2,365	16,166	9,056	27,587

Exchange adjustments	(37)	(418)	(1,037)	(1,492)

Capitalised development costs	–	239	–	239

Capitalised borrowing costs	1	–	–	1

Additions through business combinations	31	3,091	12,357	15,479

Other additions	197	465	–	662

Disposals and asset write-offs	(235)	(7)	–	(242)

Transfer to assets held for sale	(7)	(62)	(227)	(296)

Reclassifications	82	242	(255)	69

Cost at 31 December 2019	2,397	19,716	19,894	42,007

Amortisation at 1 January 2018	(1,111)	(5,787)	–	(6,898)

Exchange adjustments	(24)	(107)	–	(131)

Charge for the year	(240)	(662)	–	(902)

Disposals and asset write-offs	67	124	–	191

Transfer to assets held for sale	1	19	–	20

Amortisation at 31 December 2018	(1,307)	(6,413)	–	(7,720)

Exchange adjustments	19	123	–	142

Charge for the year	(233)	(870)	–	(1,103)

Disposals and asset write-offs	215	4	–	219

Transfer to assets held for sale	4	42	–	46

Amortisation at 31 December 2019	(1,302)	(7,114)	–	(8,416)

Impairment at 1 January 2018	(9)	(2,207)	(255)	(2,471)

Exchange adjustments	–	(89)	–	(89)

Impairment losses	(17)	(51)	(69)	(137)

Reversal of impairments	–	3	–	3

Disposals and asset write-offs	14	4	–	18

Transfer to assets held for sale	–	11	–	11

Impairment at 31 December 2018	(12)	(2,329)	(324)	(2,665)

Exchange adjustments	2	70	–	72

Impairment losses	(48)	(84)	(3)	(135)

Reversal of impairments	–	10	–	10

Disposals and asset write-offs	19	3	–	22

Transfer to assets held for sale	2	5	53	60

Impairment at 31 December 2019	(37)	(2,325)	(274)	(2,636)

Total amortisation and impairment at 31 December 2018	(1,319)	(8,742)	(324)	(10,385)

Total amortisation and impairment at 31 December 2019	(1,339)	(9,439)	(274)	(11,052)

Net book value at 1 January 2018	1,054	7,770	8,738	17,562

Net book value at 31 December 2018	1,046	7,424	8,732	17,202

Net book value at 31 December 2019	1,058	10,277	19,620	30,955

The weighted average interest rate for capitalised borrowing costs in the year was 3% (2018 – 3%).

The net book value of computer software included £560 million (2018 – £578 million) of internally generated costs.

The carrying value at 31 December 2019 of intangible assets, for which impairments have been charged or reversed in the year, following those impairments or reversals, was £175 million (2018 – £73 million).

The patent expiry dates of the Group’s most significant assets, where relevant, are set out on pages 272 and 273.

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Notes to the financial statements continued

20. Other intangible assets continued

Amortisation and impairment losses, net of reversals, have been charged in the income statement as follows:

		Amortisation	Net impairment losses
	2019 £m	2018 £m	2019 £m	2018 £m
Cost of sales	781	593	34	69

Selling, general and administration	163	178	43	19

Research and development	159	131	49	46
	1,103	902	126	134

Licences, patents, amortised brands etc. includes a large number of acquired licences, patents, know-how agreements and marketing rights, which are either marketed or in use, or still in development. Note 40, ‘Acquisitions and disposals’ gives details of additions through business combinations in the year. The book values of the largest individual items are as follows:

			2019 £m	2018 £m
Zejula			2,878	–

Meningitis portfolio			2,139	2,363

Dolutegravir			1,280	1,319

Benlysta			834	905

BMS			286	277

Merck Assets			264	–

Fluarix/FluLaval			237	274

Stiefel trade name			204	–

Others			2,155	2,286
			10,277	7,424

The Meningitis portfolio includes Menveo, Bexsero, Men ABCWY and Menjugate. The Stiefel trade name has been moved into licences, patents, amortised brands etc. following the decision to start amortisation during 2019.

Indefinite life brands comprise a portfolio of Consumer Healthcare products primarily acquired with the acquisitions of Sterling Winthrop, Inc. in 1994, Block Drug Company, Inc. in 2001, CNS, Inc. in 2006, the Novartis consumer healthcare business in 2015 and the Pfizer consumer healthcare business in 2019. The book values of the major brands are as follows:

			2019 £m	2018 £m
Advil			3,408	–

Voltaren			2,725	2,735

Centrum			1,808	–

Caltrate			1,648	–

Otrivin			1,385	1,385

Preparation H			1,171	–

Robitussin			1,138	–

Nexium			682	–

Fenistil			598	651

Chapstick			523	–

Emergen-C			447	–

Theraflu			438	449

Panadol			397	388

Lamisil			291	293

Sensodyne			270	265

Breathe Right			251	262

Stiefel trade name			–	236

Others			2,440	2,068
			19,620	8,732

GSK Annual Report 2019    197

Notes to the financial statements continued

20. Other intangible assets continued

Each of these brands is considered to have an indefinite life, given the strength and durability of the brand and the level of marketing support. The brands are in relatively similar stable and profitable market sectors, with similar risk profiles, and their size, diversification and market shares mean that the risk of market-related factors causing a reduction in the lives of the brands is considered to be relatively low. The Group is not aware of any material legal, regulatory, contractual, competitive, economic or other factors which could limit their useful lives. Accordingly, they are not amortised.

Each brand is tested annually for impairment and other amortised intangible assets are tested when indicators of impairment arise. This testing applies a fair value less costs of disposal methodology, generally using post-tax cash flow forecasts with a terminal value calculation and a discount rate equal to the Group post-tax WACC of 7%, adjusted where appropriate for specific segment, country and currency risks. This valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. The main assumptions include future sales price and volume growth, product contribution, the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions and exchange rates. These assumptions are based on past experience and are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and sales erosion through competition. The terminal growth rates applied of between -2% and 3% are management’s estimates of future long-term average growth rates of the relevant markets. In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of these intangible assets.

21. Investments in associates and joint ventures

	Joint ventures £m	Associates £m	2019 Total £m	Joint ventures £m	Associates £m	2018 Total £m
At 1 January	19	217	236	13	170	183

Exchange adjustments	(1)	(9)	(10)	1	11	12

Additions	16	11	27	1	9	10

Disposals	(1)	–	(1)	–	–	–

Distributions received	–	(7)	(7)	–	(40)	(40)

Other movements	(7)	2	(5)	1	39	40

Profit/(loss) after tax recognised in the consolidated income statement	(11)	85	74	3	28	31

At 31 December	15	299	314	19	217	236

The Group held one significant associate at 31 December 2019, Innoviva, Inc. At 31 December 2019, the Group owned 32 million shares or 31.6% of Innoviva, which is a biopharmaceutical company listed on NASDAQ. Innoviva partnered with GSK in the development of the long acting beta agonist, vilanterol, and currently receives royalty income from sales of products that contain this component, namely Relvar/Breo Ellipta and Anoro Ellipta. It also has a 15% economic interest in royalties paid by GSK on sales of Trelegy Ellipta. The remaining 85% of the economic interest in these royalties is held by Theravance Biopharma Inc., in which the Group holds 17% of the common stock. The investment in Innoviva had a market value of £343 million at 31 December 2019 (2018 – £440 million).

Summarised balance sheet information, based on information published post the balance sheet date, in respect of Innoviva is set out below:

	At 31 December 2019 £m	At 31 December 2018 £m
Non-current assets	222	275

Current assets	326	157

Current liabilities	(4)	(4)

Non-current liabilities	(286)	(302)

Net assets	258	126

The carrying value of the Group’s investment in Innoviva is analysed as follows:
	2019 £m	2018 £m
Interest in net assets of associate	82	40

Goodwill	88	91

Fair value and other adjustments	91	58

Carrying value at 31 December	261	189

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Notes to the financial statements continued

22. Other investments

	Investments designated as measured at FVTOCI £m	Investments measured at FVTPL £m	2019 £m	Investments designated as measured at FVTOCI £m	Investments measured at FVTPL £m	2018 £m
At 1 January	1,250	72	1,322	869	49	918

Additions	274	3	277	363	9	372

Net fair value movements through Other comprehensive income	314	–	314	166	–	166

Net fair value movements through profit or loss	–	(14)	(14)	–	20	20

Disposals and settlements	(57)	(5)	(62)	(89)	(6)	(95)

Transfers to Assets held for sale	–	–	–	(59)	–	(59)
At 31 December	1,781	56	1,837	1,250	72	1,322

Other investments comprise non-current equity investments which are recorded at fair value at each balance sheet date. For investments traded in an active market, the fair value is determined by reference to the relevant stock exchange quoted bid price. For other investments, the fair value is estimated by management with reference to relevant available information, including the current market value of similar instruments, recent financing rounds and discounted cash flows of the underlying net assets. Net fair value movements include the impact of exchange (losses of £66 million through Other comprehensive income and £2 million through profit or loss) (2018 – gains of £48 million and £4 million respectively). Other investments include listed investments of £1,128 million (2018 – £656 million).

GSK has elected to designate the majority of its equity investments as measured at fair value through other comprehensive income (FVTOCI). The most significant of these investments held at 31 December 2019 were in 23andMe in which the Group holds 14.5% of the common stock, Progyny, Inc. in which the Group holds 12.5%, Theravance Biopharma, Inc. in which the Group holds 17.0% and Lyell Immunopharma, Inc in which the Group holds 15.0%. These investments had a fair value at 31 December 2019 of £227 million (2018 – £229 million), £213 million (2018 – £21 million), £189 million (2018 – £194 million) and £155 million, respectively. No other investment is individually material. The other investments include equity stakes in companies with which GSK has research collaborations and in companies which provide access to biotechnology developments of potential interest.

On disposal of equity investments measured at FVTOCI, the accumulated fair value movements are reclassified from the fair value reserve to retained earnings. Investments with a fair value of £57 million (2018 – £148 million) were disposed of during the year. The cumulative gain on these investments after tax was £4 million (2018 – £56 million).

Certain other investments, such as investments in funds with limited lives, are measured at fair value through profit or loss (FVTPL). Investments with a fair value of £5 million were disposed of during the year.

Cumulative impairments on those Other investments designated as measured at FVTOCI under IFRS 9 were transferred from retained earnings to the fair value reserve on 1 January 2018 on adoption of IFRS 9.

23. Other non-current assets

	2019 £m	2018 £m
Amounts receivable under insurance contracts	743	675

Pension schemes in surplus	127	760

Other receivables	150	141
	1,020	1,576

Amounts receivable under insurance contacts are held at fair value through profit or loss.

Within the other receivables of £150 million (2018 – £141 million), £88 million (2018 – £89 million) is classified as financial assets of which £44 million (2018 – £41 million) is classified as fair value through profit or loss. On the remaining balance of £44 million (2018 – £48 million), the expected credit loss allowance was immaterial at 31 December 2019 and 2018.

GSK Annual Report 2019    199

Notes to the financial statements continued

24. Inventories

	2019 £m	2018 £m
Raw materials and consumables	1,195	1,122

Work in progress	2,505	2,286

Finished goods	2,247	2,068

	5,947	5,476

25. Trade and other receivables

	2019 £m	2018 £m
Trade receivables, net of loss allowance	5,487	5,176

Accrued income	7	9

Other prepayments	316	330

Interest receivable	3	4

Employee loans and advances	13	14

Other receivables	1,376	890

	7,202	6,423

Trade receivables included £nil (2018 – £15 million) due from associates and joint ventures. Other receivables included £nil (2018 – £nil) due from associates and joint ventures.

Loss allowance	2019 £m	2018 £m
At 1 January	128	140

Implementation of IFRS 9	–	15
At 1 January, as adjusted	128	155

Exchange adjustments	(3)	–

Charge for the year	16	7

Subsequent recoveries of amounts provided for	(5)	(30)

Utilised	(6)	(4)

At 31 December	130	128

Of the total trade receivables balance, £110 million (2018 – £71 million) was considered credit impaired, against which a £11 million (2018 – £7 million) expected credit loss allowance has been applied. No amount was purchased or originated credit impaired.

Within the other receivables of £1,376 million (2018 – £890 million), £707 million (2018 – £376 million) was classified as financial assets of which £nil (2018 – £41 million) was classified as fair value through profit and loss. On the remaining balance of £707 million (2018 – £335 million), an expected credit loss allowance of £8 million (2018 – £5 million) was recognised at 31 December 2019 with no charge reported in profit or loss during the year.

For more discussion on credit risk practices, please refer to Note 43.

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Notes to the financial statements continued

26. Cash and cash equivalents

	2019 £m	2018 £m
Cash at bank and in hand	795	569

Short-term deposits	3,912	3,305
	4,707	3,874

In addition, £507 million (2018 – £485 million) of cash and cash equivalents has been reported in Assets held for sale, see Note 27, ‘Assets held for sale’.

Cash and cash equivalents included £0.2 billion (2018 – £0.2 billion) not available for general use due to restrictions applying in the subsidiaries where it is held. Restrictions include exchange controls and taxes on repatriation.

27. Assets held for sale

	2019 £m	2018 £m
Property, plant and equipment	80	109

Right of use assets	7	–

Lease liabilities	(7)	–

Goodwill	124	144

Other intangibles	175	1

Inventory	109	50

Cash and cash equivalents	507	485

Other	(122)	(136)
	873	653

Non-current assets and disposal groups are transferred to assets held for sale when it is expected that their carrying amounts will be recovered principally through disposal and a sale is considered highly probable. They are held at the lower of carrying amount and fair value less costs to sell.

Assets held for sale primarily reflect the Thermacare disposal group, which was acquired from Pfizer as part of its consumer healthcare business and has to be sold by the Group in 2020 to meet anti-trust requirements and the disposal group representing the Horlicks and other Consumer Healthcare nutritional brands to be sold to Unilever plc.

Included within assets held for sale is inventory written down to fair value less costs to sell of £109 million (2018 – £50 million). The valuation methodology used significant inputs which were not based on observable market data and therefore this valuation is classified as level 3 in the fair value hierarchy.

An impairment of allocated goodwill of £4 million has been recognised to reflect fair value less costs to sell of a disposal group.

GSK Annual Report 2019    201

Notes to the financial statements continued

28. Trade and other payables

	2019 £m	2018 £m
Trade payables	4,144	3,645

Wages and salaries	1,470	1,355

Social security	164	139

ViiV Healthcare put option	1,011	1,240

Other payables	515	401

Deferred income	158	216

Customer return and rebate accruals	5,108	5,064

Other accruals	2,369	1,977
	14,939	14,037

Trade and other payables included £63 million (2018 – £64 million) due to associates and joint ventures. The Group provides limited supplier financing arrangements to certain customers. The amounts involved at 31 December 2019 were not material.

Revenue recognised in the year that was included in deferred income at 1 January 2019 was £72 million (2018 – £66 million).

Customer return and rebate accruals are provided for by the Group at the point of sale in respect of the estimated rebates, discounts or allowances payable to customers, and included £4,200 million (2018 – £4,356 million) in respect of US Pharmaceuticals and Vaccines, as more fully described in the Group financial review on page 72. Accruals are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. As the amounts are estimated, they may not fully reflect the final outcome and are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of accrual is reviewed and adjusted quarterly in light of historical experience of actual amounts paid and any changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.

Pfizer’s put option over its shareholding in ViiV Healthcare is currently exercisable. Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. The amount of the liability for this put option, which is held on the gross redemption basis, is derived from an internal valuation of the ViiV Healthcare business, utilising both discounted forecast future cash flow and multiples-based methodologies.

The table below shows on an indicative basis the income statement and balance sheet sensitivity of the Pfizer put option to reasonably possible changes in key assumptions.

Increase/(decrease) in financial liability and loss/(gain) in Income statement	2019 £m
10% increase in sales forecasts	119

10% decrease in sales forecasts	(118)

10 cent appreciation of US Dollar	58

10 cent depreciation of US Dollar	(49)

10 cent appreciation of Euro	37

10 cent depreciation of Euro	(31)

An explanation of the accounting for ViiV Healthcare is set out on page 51.

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Notes to the financial statements continued

29. Net debt

	Listing exchange	2019 £m	2018 £m

Current assets:

Liquid investments		79	84

Cash and cash equivalents		4,707	3,874

Cash and cash equivalents reported in Assets held for sale		507	485

		5,293	4,443
Short-term borrowings:

Commercial paper		(3,586)	(630)

Bank loans, overdrafts and other		(434)	(290)

Drawn bank facility		(1,000)	(3,500)

0.625% € European Medium Term Note 2019	London Stock Exchange	–	(1,349)

EURIBOR +0.20% € European Medium Term Note 2020	London Stock Exchange	(638)	–

0.000% € European Medium Term Note 2020	London Stock Exchange	(1,020)	–

Lease liabilities		(240)	(24)
		(6,918)	(5,793)
Long-term borrowings:

EURIBOR +0.20% € European Medium Term Note 2020	London Stock Exchange	–	(677)

0.000% € European Medium Term Note 2020	London Stock Exchange	–	(1,079)

3.125% US$ US Medium Term Note 2021	New York Stock Exchange	(944)	(980)

LIBOR +0.35% US$ US Medium Term Note 2021	New York Stock Exchange	(567)	(589)

EURIBOR +0.60% € European Medium Term Note 2021	London Stock Exchange	(1,281)	–

0.000% € European Medium Term Note 2021	London Stock Exchange	(426)	–

2.850% US$ US Medium Term Note 2022	New York Stock Exchange	(1,509)	(1,568)

2.875% US$ US Medium Term Note 2022	New York Stock Exchange	(1,132)	–

2.800% US$ US Medium Term Note 2023	New York Stock Exchange	(941)	(978)

3.375% US$ US Medium Term Note 2023	New York Stock Exchange	(941)	(977)

0.000% € European Medium Term Note 2023	London Stock Exchange	(425)	–

3.000% US$ US Medium Term Note 2024	New York Stock Exchange	(751)	–

1.375% € European Medium Term Note 2024	London Stock Exchange	(844)	(893)

4.000% € European Medium Term Note 2025	London Stock Exchange	(633)	(670)

3.625% US$ US Medium Term Note 2025	New York Stock Exchange	(751)	(780)

1.000% € European Medium Term Note 2026	London Stock Exchange	(593)	(629)

1.250% € European Medium Term Note 2026	London Stock Exchange	(846)	(897)

3.375% £ European Medium Term Note 2027	London Stock Exchange	(594)	(593)

3.875% US$ US Medium Term Note 2028	New York Stock Exchange	(1,319)	(1,372)

3.375% US$ US Medium Term Note 2029	New York Stock Exchange	(746)	–

1.375% € European Medium Term Note 2029	London Stock Exchange	(422)	(447)

1.750% € European Medium Term Note 2030	London Stock Exchange	(635)	(673)

5.250% £ European Medium Term Note 2033	London Stock Exchange	(983)	(982)

5.375% US$ US Medium Term Note 2034	New York Stock Exchange	(375)	(390)

6.375% US$ US Medium Term Note 2038	New York Stock Exchange	(2,061)	(2,143)

6.375% £ European Medium Term Note 2039	London Stock Exchange	(694)	(694)

5.250% £ European Medium Term Note 2042	London Stock Exchange	(987)	(986)

4.200% US$ US Medium Term Note 2043	New York Stock Exchange	(371)	(386)

4.250% £ European Medium Term Note 2045	London Stock Exchange	(789)	(788)

Other long-term borrowings		(20)	(56)

Lease liabilities		(1,010)	(44)

		(23,590)	(20,271)

Net debt		(25,215)	(21,621)

GSK Annual Report 2019    203

Notes to the financial statements continued

29. Net debt continued

Current assets

Liquid investments are classified as financial assets at amortised cost. At 31 December 2019, they included US Treasury Notes and other government bonds. The effective interest rate on liquid investments at 31 December 2019 was approximately 1.1% (2018 – approximately 1.0%). Liquid investment balances at 31 December 2019 earning interest at floating rates amount to £1 million (2018 – £84 million). Liquid investment balances at 31 December 2019 earning interest at fixed rates amount to £78 million (2018 – £nil).

Balances reported within cash and cash equivalents have an original maturity of three months or less. The effective interest rate on cash and cash equivalents at 31 December 2019 was approximately 1.6% (2018 – approximately 1.9%). Cash and cash equivalents at 31 December 2019 earning interest at floating and fixed rates amounted to £5,039 million and £10 million respectively (2018 – £4,094 million and £2 million) and non-interest bearing holdings amounted to £164 million (2018 – £263 million).

GSK’s policy regarding the credit quality of cash and cash equivalents is set out in Note 43, ‘Financial instruments and related disclosures’.

Short-term borrowings

GSK has a $10 billion (£7.6 billion) US commercial paper programme, of which $4.8 billion (£3.6 billion) was in issue at 31 December 2019 (2018 – $0.8 billion (£0.6 billion)). GSK has a £1.9 billion three-year committed facility and $2.5 billion (£1.9 billion) under a 364 day committed facility. Both the three-year committed facility and the 364 day committed facility were agreed in September 2019 and were undrawn at 31 December 2019. An additional bank facility was agreed in 2018 to support transactions and remained active at 31 December 2019. In June 2018, £3.5 billion was drawn to support the acquisition from Novartis of the remaining stake in the Consumer Healthcare Joint Venture. £2.5 billion was repaid in November 2019, leaving £1.0 billion outstanding at 31 December 2019.

The weighted average interest rate on commercial paper borrowings at 31 December 2019 was 1.8% (2018 – 2.5%).

The weighted average interest rate on current bank loans and overdrafts at 31 December 2019 was 4.6% (2018 – 12.0%). Short-term loan rates of 60% in Argentina had a disproportionate effect on the weighted average interest rate in 2018.

The average effective pre-swap interest rate of notes classified as short-term at 31 December 2019 was 0.0% (2018 – 0.8%). The continued decrease in the rate reflects the maturities of a EURIBOR +0.20% coupon note in May 2020 and a 0.0% coupon note in September 2020.

Long-term borrowings

At the year-end, GSK had long-term borrowings of £23.6 billion (2018 – £20.3 billion), of which £13.3 billion (2018 – £13.3 billion) fell due in more than five years. The average effective pre-swap interest rate of all notes in issue at 31 December 2019 was approximately 3.8% (2018 – approximately 4.4%).

Long-term borrowings repayable after five years carry interest at effective rates between 1.0% and 6.5%, with repayment dates ranging from 2025 to 2045.

Pledged assets

The Group held pledged investments in US Treasury Notes with a par value of $50 million (£38 million), (2018 – $50 million (£39 million)) as security against irrevocable letters of credit issued on the Group’s behalf in respect of the Group’s self-insurance activity. Provisions in respect of self-insurance are included within the provisions for legal and other disputes discussed in Note 31, ‘Other provisions’.

Lease liabilities

The maturity analysis of discounted lease liabilities recognised on the Group balance sheet is as follows:

	2019 £m	2018 (revised) £m

Rental payments due within one year	240	24

Rental payments due between one and two years	227	18

Rental payments due between two and three years	119	12

Rental payments due between three and four years	105	6

Rental payments due between four and five years	93	3

Rental payments due after five years	466	5

Total lease liabilities	1,250	68

204    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

30. Pensions and other post-employment benefits

Pension and other post-employment costs	2019 £m	2018 £m	2017 £m

UK pension schemes	181	246	198

US pension schemes	120	100	113

Other overseas pension schemes	185	190	218

Unfunded post-retirement healthcare schemes	74	50	87

	560	586	616

Analysed as:

Funded defined benefit/hybrid pension schemes	300	369	335

Unfunded defined benefit pension schemes	41	43	55

Unfunded post-retirement healthcare schemes	74	50	87

Defined benefit schemes	415	462	477

Defined contribution pension schemes	145	124	139

	560	586	616

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:

	2019 £m	2018 £m	2017 £m

Cost of sales	149	160	162

Selling, general and administration	195	228	238

Research and development	71	74	77

	415	462	477

GSK entities operate pension arrangements which cover the Group’s material obligations to provide pensions to retired employees. These arrangements have been developed in accordance with local practices in the countries concerned. Pension benefits can be provided by state schemes; by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee; or by defined benefit schemes, whereby retirement benefits are based on employee pensionable remuneration and length of service.

Pension costs of defined benefit schemes for accounting purposes have been calculated using the projected unit method. In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Formal, independent, actuarial valuations of the Group’s main plans are undertaken regularly, normally at least every three years.

Actuarial movements in the year are recognised through the statement of comprehensive income. Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Discount rates are selected to reflect the term of the expected benefit payments. Projected inflation rate and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest Gilts. In the UK, mortality rates are determined by adjusting the SAPS S2 standard mortality tables to reflect recent scheme experience. These rates are then projected to reflect improvements in life expectancy in line with the CMI 2018 projections with a long-term rate of improvement of 1.25% per year for both males and females. In the US, mortality rates are calculated using the RP2014 white collar table adjusted to reflect recent experience. These rates are projected using MP-2017 to allow for future improvements in life expectancy.

GSK Annual Report 2019    205

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

The average life expectancy assumed now for an individual at the age of 60 and projected to apply in 2039 for an individual then at the age of 60 is as follows:

		UK		US

	Male Years	Female Years	Male Years	Female Years

Current	27.4	29.0	27.1	28.8

Projected for 2039	28.8	30.5	28.8	30.4

The assets of funded schemes are generally held in separately administered trusts, either as specific assets or as a proportion of a general fund, or are insurance contracts. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment. The physical asset allocation strategy for three of the four UK plans has been adjusted from 55% in return-seeking assets and 45% in liability-matching assets to 45% in return-seeking assets and 55% in liability-matching assets. During 2019, a buy-in insurance contract was purchased to cover substantially all of the obligations of the other UK plan. At 31 December 2019, the value of the insurance contract was £607 million. The asset allocation of the US plans is currently set at 30% return-seeking assets and 70% liability-matching assets.

The pension plans are exposed to risk that arises because the estimated market value of the plans’ assets might decline, the investment returns might reduce, or the estimated value of the plans’ liabilities might increase.

In line with the agreed mix of return-seeking assets to generate future returns and liability-matching assets to better match future pension obligations, the Group has defined an overall long-term investment strategy for the plans, with investments across a broad range of assets. The main market risks within the asset and hedging portfolio are against credit risk, interest rates, long-term inflation, equities, property, currency and bank counterparty risk.

The plan liabilities are a series of future cash flows with relatively long duration. On an IAS 19 basis, these cash flows are sensitive to changes in the expected long-term inflation rate and the discount rate (AA corporate bond yield curve) where an increase in long-term inflation corresponds with an increase in the liabilities, and an increase in the discount rate corresponds with a decrease in the liabilities.

The interest rate risk and credit rate risk in the US are partially hedged. The targets are based on an accounting measure of the plan liabilities.

For the UK plans, there is an interest rate and inflation hedging strategy in place. The targets are based on an economic measure of the plan liabilities. Furthermore, the plans also currently hedge a portion of their equity exposure with a staggered maturity profile.

In the UK, the defined benefit pension schemes operated for the benefit of former Glaxo Wellcome employees and former SmithKline Beecham employees remain separate. These schemes were closed to new entrants in 2001 and subsequent UK employees are entitled to join a defined contribution scheme. In addition, the Group operates a number of post-retirement healthcare schemes, the principal one of which is in the US.

The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

			UK			US		Rest of World
	2019 % pa	2018 % pa	2017 % pa	2019 % pa	2018 % pa	2017 % pa	2019 % pa	2018 % pa	2017 % pa

Rate of increase of future earnings	2.00	2.00	2.00	4.00	4.00	4.00	2.70	2.70	2.80

Discount rate	2.00	2.90	2.50	3.20	4.20	3.60	1.10	1.80	1.60

Expected pension increases	3.00	3.20	3.20	n/a	n/a	n/a	2.10	2.10	2.20

Cash balance credit/conversion rate	n/a	n/a	n/a	2.60	3.20	2.90	0.10	0.40	0.30

Inflation rate	3.00	3.20	3.20	2.25	2.25	2.25	1.40	1.50	1.70

Sensitivity analysis detailing the effect of changes in assumptions is provided on page 213. The analysis provided reflects the assumption changes which have the most material impact on the results of the Group.

206    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

The amounts recorded in the income statement and statement of comprehensive income for the three years ended 31 December 2019 in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

				Pensions	Post-retirement benefits
2019	UK £m	US £m	Rest of World £m	Group £m	Group £m

Amounts charged to operating profit

Current service cost	62	74	130	266	22

Past service cost/(credit)	49	(3)	(15)	31	–

Net interest (income)/cost	(19)	29	16	26	52

Gains from settlements	–	–	(9)	(9)	–

Expenses	7	20	–	27	–
	99	120	122	341	74

Remeasurement losses recorded in the statement of comprehensive income	(894)	(1)	(78)	(973)	(77)

				Pensions	Post-retirement benefits
2018	UK £m	US £m	Rest of World £m	Group £m	Group £m

Amounts charged to operating profit

Current service cost	75	72	134	281	29

Past service cost/(credit)	93	1	–	94	(27)

Net interest (income)/cost	(3)	20	19	36	49

Gains from settlements	–	–	(14)	(14)	(1)

Expenses	8	7	–	15	–

	173	100	139	412	50

Remeasurement gains/(losses) recorded in the statement of comprehensive income	495	(108)	196	583	145

				Pensions	Post-retirement benefits
2017	UK £m	US £m	Rest of World £m	Group £m	Group £m

Amounts charged to operating profit

Current service cost	79	70	131	280	30

Past service cost/(credit)	37	–	–	37	(2)

Net interest cost	7	31	16	54	59

Expenses	7	12	–	19	–

	130	113	147	390	87

Remeasurement gains/(losses) recorded in the statement of comprehensive income	259	240	(14)	485	64

The amounts included within past service costs in the UK included £58 million (2018 – £43 million; 2017 – £37 million) of augmentation costs of which £47 million arose from Major restructuring programmes (see Note 31, ‘Other provisions’). In 2018, past service costs in the UK included a charge of £40 million in relation to the estimated impact of GMP equalisation.

GSK Annual Report 2019    207

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

A summarised balance sheet presentation of the Group defined benefit pension schemes and other post-retirement benefits is set out in the table below:

	2019 £m	2018 £m	2017 £m
Recognised in Other non-current assets:
Pension schemes in surplus	127	760	538
Recognised in Assets held for sale:
Post-retirement benefits	(9)	(9)	–
Recognised in Pensions and other post-employment benefits:
Pension schemes in deficit	(2,048)	(1,755)	(2,043)
Post-retirement benefits	(1,409)	(1,370)	(1,496)
	(3,457)	(3,125)	(3,539)

In the event of a plan wind-up, GSK believes the UK pension scheme rules provide the company with the right to a refund of surplus assets following the full settlement of plan liabilities. As a result, the net surplus in the UK defined benefit pension schemes is recognised in full.

The fair values of the assets and liabilities of the UK and US defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

At 31 December 2019		UK £m	US £m	Rest of World £m	Group £m

Equities:	– listed	2,904	671	638	4,213

	– unlisted	–	–	8	8

Multi-asset funds		2,700	–	–	2,700

Property:	– listed	–	–	55	55

	– unlisted	460	145	2	607

Corporate bonds:	– listed	297	855	141	1,293

	– unlisted	326	–	23	349

Government bonds:	– listed	4,923	803	889	6,615

Insurance contracts		1,406	–	832	2,238

Other assets		(35)	315	74	354

Fair value of assets		12,981	2,789	2,662	18,432

Present value of scheme obligations		(13,293)	(3,506)	(3,554)	(20,353)

Net surplus/(obligation)		(312)	(717)	(892)	(1,921)

Included in Other non-current assets		70	–	57	127

Included in Pensions and other post-employment benefits		(382)	(717)	(949)	(2,048)

		(312)	(717)	(892)	(1,921)

Actual return on plan assets		787	356	345	1,488

The multi-asset funds comprise investments in pooled investment vehicles that are invested across a range of asset classes, increasing diversification within the growth portfolio. The ‘Other assets’ category comprises cash and mark to market values of derivative positions.

Index-linked gilts held as part of a UK repo programme are included in government bonds. The related loan of £243 million at 31 December 2019 (2018 – £nil; 2017 – £773 million) is deducted within ‘Other assets’.

208    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

At 31 December 2018		UK £m	US £m	Rest of World £m	Group £m
Equities:	– listed	3,257	1,280	518	5,055
	– unlisted	–	–	7	7
Multi-asset funds		2,997	–	–	2,997
Property:	– listed	–	–	33	33
	– unlisted	423	231	4	658
Corporate bonds:	– listed	404	783	111	1,298
	– unlisted	306	–	25	331
Government bonds:	– listed	3,835	286	795	4,916
Insurance contracts		770	–	831	1,601
Other assets		589	228	66	883
Fair value of assets		12,581	2,808	2,390	17,779
Present value of scheme obligations		(12,087)	(3,474)	(3,213)	(18,774)

Net surplus/(obligation)		494	(666)	(823)	(995)

Included in Other non-current assets		711	–	49	760
Included in Pensions and other post-employment benefits		(217)	(666)	(872)	(1,755)
		494	(666)	(823)	(995)

Actual return on plan assets		(88)	(123)	55	(156)

At 31 December 2017		UK £m	US £m	Rest of World £m	Group £m
Equities:	– listed	4,902	1,448	544	6,894
	– unlisted	–	–	13	13
Multi-asset funds		2,517	–	–	2,517
Property:	– unlisted	352	209	32	593
Corporate bonds:	– listed	297	820	103	1,220
	– unlisted	326	–	20	346
Government bonds:	– listed	5,127	239	762	6,128
Insurance contracts		849	–	707	1,556
Other assets		(1,216)	158	71	(987)
Fair value of assets		13,154	2,874	2,252	18,280
Present value of scheme obligations		(13,101)	(3,445)	(3,239)	(19,785)

Net surplus/(obligation)		53	(571)	(987)	(1,505)

Included in Other non-current assets		470	–	68	538
Included in Pensions and other post-employment benefits		(417)	(571)	(1,055)	(2,043)
		53	(571)	(987)	(1,505)

Actual return on plan assets		893	394	82	1,369

GSK Annual Report 2019    209

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

				Pensions	Post-retirement benefits

Movements in fair values of assets	UK £m	US £m	Rest of World £m	Group £m	Group £m

Assets at 1 January 2017	12,583	2,890	2,097	17,570	–

Exchange adjustments	–	(244)	24	(220)	–

Interest income	333	104	33	470	–

Expenses	(7)	(12)	–	(19)	–

Settlements and curtailments	–	–	(4)	(4)	–

Remeasurement	560	290	49	899	–

Employer contributions	225	103	116	444	101

Scheme participants’ contributions	4	–	17	21	17

Benefits paid	(544)	(257)	(80)	(881)	(118)

Assets at 31 December 2017	13,154	2,874	2,252	18,280	–

Exchange adjustments	–	171	53	224	–

Interest income	323	102	29	454	–

Expenses	(8)	(7)	–	(15)	–

Settlements and curtailments	–	–	(14)	(14)	–

Remeasurement	(411)	(225)	26	(610)	–

Employer contributions	119	150	117	386	93

Scheme participants’ contributions	4	–	16	20	16

Benefits paid	(600)	(257)	(89)	(946)	(109)

Assets at 31 December 2018	12,581	2,808	2,390	17,779	–

Exchange adjustments	–	(110)	(120)	(230)	–

Additions through business combinations	–	–	14	14	–

Interest income	360	111	37	508	–

Expenses	(7)	(20)	–	(27)	–

Settlements and curtailments	–	–	1	1	–

Remeasurement	427	245	312	984	–

Employer contributions	187	40	116	343	110

Scheme participants’ contributions	3	–	17	20	17

Benefits paid	(570)	(285)	(105)	(960)	(127)

Assets at 31 December 2019	12,981	2,789	2,662	18,432	–

During 2019, the Group made special funding contributions to the UK pension schemes of £78 million (2018 – £nil; 2017 – £136 million) but £nil (2018 – £125 million; 2017 – £78 million) to the US schemes. In 2018, GSK reached a revised agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficits identified within the schemes at the 31 December 2017 actuarial funding valuation. Based on these funding agreements, the additional contributions to eliminate the pension deficit are expected to be £75 million in 2020. Further payments have been agreed for the years 2021 to 2022 and these are included within Note 35, ‘Commitments’ on page 216. This funding commitment supersedes the previous agreement made in 2016. The contributions were based on a government bond yield curve approach to selecting the discount rate; the rate chosen included an allowance for expected investment returns which reflected the asset mix of the schemes.

Employer contributions for 2020, including special funding contributions, are estimated to be approximately £400 million in respect of defined benefit pension schemes and £90 million in respect of post-retirement benefits.

210    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

				Pensions	Post-retirement benefits

Movements in defined benefit obligations	UK £m	US £m	Rest of World £m	Group £m	Group £m

Obligations at 1 January 2017	(12,884)	(3,752)	(3,018)	(19,654)	(1,693)

Exchange adjustments	–	305	(45)	260	119

Service cost	(79)	(70)	(131)	(280)	(30)

Past service cost/(credit)	(37)	–	–	(37)	2

Interest cost	(340)	(135)	(49)	(524)	(59)

Settlements and curtailments	–	–	4	4	–

Remeasurement	(301)	(50)	(63)	(414)	64

Scheme participants’ contributions	(4)	–	(17)	(21)	(17)

Benefits paid	544	257	80	881	118

Obligations at 31 December 2017	(13,101)	(3,445)	(3,239)	(19,785)	(1,496)

Exchange adjustments	–	(208)	(63)	(271)	(71)

Service cost	(75)	(72)	(134)	(281)	(29)

Past service cost/(credit)	(93)	(1)	–	(94)	27

Interest cost	(320)	(122)	(48)	(490)	(49)

Settlements and curtailments	–	–	28	28	1

Remeasurement	906	117	170	1,193	145

Scheme participants’ contributions	(4)	–	(16)	(20)	(16)

Benefits paid	600	257	89	946	109

Obligations at 31 December 2018	(12,087)	(3,474)	(3,213)	(18,774)	(1,379)

Exchange adjustments	–	140	177	317	50

Additions through business combinations	–	–	(56)	(56)	(48)

Service cost	(62)	(74)	(130)	(266)	(22)

Past service cost	(49)	3	15	(31)	–

Interest cost	(341)	(140)	(53)	(534)	(52)

Settlements and curtailments	–	–	8	8	–

Remeasurement	(1,321)	(246)	(390)	(1,957)	(77)

Scheme participants’ contributions	(3)	–	(17)	(20)	(17)

Benefits paid	570	285	105	960	127

Obligations at 31 December 2019	(13,293)	(3,506)	(3,554)	(20,353)	(1,418)

The defined benefit pension obligation is analysed as follows:

			2019	2018	2017
			£m	£m	£m
Funded			(19,547)	(18,025)	(19,052)

Unfunded			(806)	(749)	(733)

			(20,353)	(18,774)	(19,785)

The liability for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 6.25% (2018 – 6.50%) in 2020, grading down to 5.0% in 2025 and thereafter. At 31 December 2019, the US post-retirement healthcare scheme obligation was £1,198 million (2018 – £1,179 million; 2017 – £1,254 million). Post-retirement benefits are unfunded.

GSK Annual Report 2019    211

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

The movement in the net defined benefit liability is as follows:

	2019 £m	2018 £m	2017 £m
At 1 January	(995)	(1,505)	(2,084)

Exchange adjustments	87	(47)	40

Additions through business combinations	(42)	–	–

Service cost	(266)	(281)	(280)

Past service cost	(31)	(94)	(37)

Interest cost	(26)	(36)	(54)

Settlements and curtailments	9	14	–

Remeasurements:

Return on plan assets, excluding amounts included in interest	984	(610)	899

Gain from change in demographic assumptions	78	131	209

(Loss)/gain from change in financial assumptions	(2,022)	1,149	(555)

Experience losses	(13)	(87)	(68)

Employer contributions	343	386	444

Expenses	(27)	(15)	(19)

At 31 December	(1,921)	(995)	(1,505)

The remeasurements included within post-retirement benefits are detailed below:
	2019 £m	2018 £m	2017 £m
Gain from change in demographic assumptions	–	6	47

(Loss)/gain from change in financial assumptions	(80)	100	(1)

Experience gains	3	39	18

	(77)	145	64

The defined benefit pension obligation analysed by membership category is as follows:
	2019 £m	2018 £m	2017 £m
Active	4,572	4,427	4,611

Retired	10,485	9,542	9,805

Deferred	5,296	4,805	5,369

	20,353	18,774	19,785

The post-retirement benefit obligation analysed by membership category is as follows:
	2019 £m	2018 £m	2017 £m
Active	549	499	514

Retired	869	879	981

Deferred	–	1	1

	1,418	1,379	1,496

The weighted average duration of the defined benefit obligation is as follows:
	2019 years	2018 years	2017 years
Pension benefits	15	15	16

Post-retirement benefits	12	11	11

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Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

Sensitivity analysis

The effect of changes in assumptions used on the benefit obligations and on the 2020 annual defined benefit pension and post-retirement costs are detailed below. This information has been determined by taking into account the duration of the liabilities and the overall profile of the plan memberships.

£m

A 0.25% decrease in discount rate would have the following approximate effect:

Increase in annual pension cost	23

Decrease in annual post-retirement benefits cost	(1)

Increase in pension obligation	798

Increase in post-retirement benefits obligation	40

A 0.5% decrease in discount rate would have the following approximate effect:

Increase in annual pension cost	43

Decrease in annual post-retirement benefits cost	(2)

Increase in pension obligation	1,640

Increase in post-retirement benefits obligation	82

A one-year increase in life expectancy would have the following approximate effect:

Increase in annual pension cost	19

Increase in annual post-retirement benefits cost	2

Increase in pension obligation	725

Increase in post-retirement benefits obligation	39

A 1% increase in the rate of future healthcare inflation would have the following approximate effect:

Increase in annual post-retirement benefits cost	2

Increase in post-retirement benefits obligation	42

A 0.25% increase in inflation would have the following approximate effect:

Increase in annual pension cost	17

Increase in pension obligation	532

GSK Annual Report 2019    213

Notes to the financial statements continued

31. Other provisions

	Legal and other disputes £m	Major restructuring programmes £m	Employee related provisions £m	Other provisions £m	Total £m
At 1 January 2019	219	641	350	213	1,423

Implementation of IFRS 16	–	(30)	–	(5)	(35)

At 1 January 2019, as adjusted	219	611	350	208	1,388

Exchange adjustments	(11)	(14)	(13)	(4)	(42)

Additions through business combinations	12	–	–	24	36

Charge for the year	367	345	158	56	926

Reversed unused	(4)	(148)	(53)	(16)	(221)

Unwinding of discount	3	5	–	–	8

Utilised	(389)	(309)	(49)	(48)	(795)

Reclassifications and other movements	1	62	(6)	(19)	38

Transfer to Pension obligations	–	(47)	–	–	(47)

At 31 December 2019	198	505	387	201	1,291

To be settled within one year	134	298	138	51	621

To be settled after one year	64	207	249	150	670

At 31 December 2019	198	505	387	201	1,291

Legal and other disputes

The Group is involved in a substantial number of legal and other disputes, including notification of possible claims, as set out in Note 46 ‘Legal proceedings’. Provisions for legal and other disputes include amounts relating to product liability, anti-trust, government investigations, contract terminations and self insurance.

The net charge for the year of £363 million (including reversals and estimated insurance recoveries) primarily related to provisions for product liability cases, commercial disputes and various other government investigations.

The discount on the provisions increased by £3 million in 2019 (2018 – increased by £2 million). The discount was calculated using risk-adjusted projected cash flows and risk-free rates of return.

In respect of product liability claims related to certain products, provision is made when there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

It is in the nature of the Group’s business that a number of these matters may be the subject of negotiation and litigation over many years. Litigation proceedings, including the various appeal procedures, often take many years to reach resolution, and out-of-court settlement discussions can also often be protracted. Indemnified disputes will result in a provision charge and a corresponding receivable.

The Group is in potential settlement discussions in a number of the disputes for which amounts have been provided and, based on its current assessment of the progress of these disputes, estimates that £134 million of the amount provided at 31 December 2019 will be settled within one year. At 31 December 2019, it was expected that £9 million (2018 – £37 million) of the provision made for legal and other disputes will be reimbursed by third parties. For a discussion of legal issues, see Note 46, ‘Legal proceedings’.

Major restructuring programmes

During 2019, the Group was undertaking three major restructuring programmes: the Combined restructuring and integration programme which is now substantially complete, the 2018 major restructuring programme and the Consumer Healthcare Joint Venture integration programme. The programmes are focused primarily on simplifying supply chain processes, rationalising the Group’s manufacturing network, restructuring the Pharmaceuticals commercial operations and integrating the Pfizer consumer healthcare business.

Provisions for staff severance payments are made when management has made a formal decision to eliminate certain positions and this has been communicated to the groups of employees affected and appropriate consultation procedures completed, where appropriate. No provision is made for staff severance payments that are made immediately.

Pension augmentations arising from staff redundancies of £47 million (2018 – £21 million) have been charged during the year and then transferred to the pension obligations provision as shown in Note 30, ‘Pensions and other post-employment benefits’. Asset write-downs have been recognised as impairments of property, plant and equipment in Note 17, ‘Property, plant and equipment’. The majority of the amounts provided are expected to be utilised in the next two years.

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Notes to the financial statements continued

31. Other provisions continued

Employee related provisions

Employee related provisions include obligations for certain medical benefits to disabled employees and their spouses in the US. At 31 December 2019, the provision for these benefits amounted to £85 million (2018 – £87 million). Other employee benefits reflect a variety of provisions for severance costs, jubilee awards and other long-service benefits.

Given the nature of these provisions, the amounts are likely to be settled over many years.

Other provisions

Included in other provisions are insurance provisions of £14 million (2018 – £20 million), and a number of other provisions including vehicle insurance and regulatory matters.

32. Contingent consideration liabilities

The consideration for certain acquisitions includes amounts contingent on future events such as development milestones or sales performance. The Group has provided for the fair value of this contingent consideration as follows:

	Shionogi- ViiV Healthcare £m	Novartis Vaccines £m	Other £m	Total £m

At 1 January 2017	5,304	545	47	5,896

Remeasurement through income statement	909	53	(1)	961

Cash payments: operating cash flows	(587)	(7)	–	(594)

Cash payments: investing activities	(84)	(7)	–	(91)

At 31 December 2017	5,542	584	46	6,172

Remeasurement through income statement	1,188	56	7	1,251

Cash payments: operating cash flows	(703)	(281)	–	(984)

Cash payments: investing activities	(90)	(63)	–	(153)

At 31 December 2018	5,937	296	53	6,286

Remeasurement through income statement	31	67	(15)	83

Cash payments: operating cash flows	(767)	(13)	–	(780)

Cash payments: investing activities	(98)	(11)	(4)	(113)

Other movements	–	–	3	3

At 31 December 2019	5,103	339	37	5,479

Of the contingent consideration payable at 31 December 2019, £755 million (2018 – £837 million) is expected to be paid within one year.

The consideration payable for the acquisition of the Shionogi-ViiV Healthcare joint venture and the Novartis Vaccines business is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, shown above. The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8.5% and the Novartis Vaccines contingent consideration liability is discounted at 8% for commercialised products and at 9% for pipeline assets.

The Shionogi-ViiV Healthcare and Novartis Vaccines contingent consideration liabilities are calculated principally based on the forecast sales performance of specified products over the lives of those products.

The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuations of the contingent consideration liabilities.

Increase/(decrease) in financial liability and loss/(gain) in Income statement	Shionogi- ViiV Healthcare £m	Novartis Vaccines £m
10% increase in sales forecasts	489	65

10% decrease in sales forecasts	(490)	(65)

1% increase in discount rate	(192)	(24)

1% decrease in discount rate	205	27

5% increase in probability of milestone success		7

5% decrease in probability of milestone success		(7)

10 cent appreciation of US Dollar	302	(8)

10 cent depreciation of US Dollar	(261)	7

10 cent appreciation of Euro	106	26

10 cent depreciation of Euro	(91)	(22)

An explanation of the accounting for ViiV Healthcare is set out on page 51.

GSK Annual Report 2019    215

Notes to the financial statements continued

33. Other non-current liabilities

	2019 £m	2018 £m

Accruals	42	71

Deferred income	24	19

Other payables	778	848
	844	938

Other payables includes a number of employee-related liabilities including employee savings plans. In the prior year, it also included acquisition accounting market value lease adjustments which were reclassified to the Right of use asset on transition to IFRS 16.

34. Contingent liabilities

At 31 December 2019, contingent liabilities, comprising guarantees, discounted bills and other items arising in the normal course of business, amounted to £97 million (2018 – £93 million). At 31 December 2019, £1 million (2018 – £nil) of financial assets were pledged as collateral for contingent liabilities. Provision is made for the outcome of tax, legal and other disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. At 31 December 2019, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote. Descriptions of the significant legal and other disputes to which the Group is a party are set out in Note 46, ‘Legal proceedings’.

35. Commitments

Contractual obligations and commitments	2019 £m	2018 £m
Contracted for but not provided in the financial statements:

Intangible assets	9,727	4,762

Property, plant and equipment	413	665

Investments	47	82

Purchase commitments	1,047	561

Pensions	163	238

Interest on loans	8,952	9,418

Future finance charges on leases	223	16
	20,572	15,742

The commitments related to intangible assets include milestone payments, which are dependent on successful clinical development or on meeting specified sales targets, and which represent the maximum that would be paid if all milestones, however unlikely, are achieved. The amounts are not risk-adjusted or discounted. The increase in intangible commitments in 2019 is mainly attributable to a number of new R&D collaborations, including with Merck KgaA and Lyell Immunopharma.

In 2018, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficit identified at the 31 December 2017 actuarial funding valuation. A payment of £75 million is due in 2020 and payments of £44 million are due in both 2021 and 2022. The table above includes this commitment, but excludes the normal ongoing annual funding requirement in the UK of approximately £140 million.

The Group also has other commitments which principally relate to revenue payments to be made under licences and other alliances.

Commitments in respect of future interest payable on loans are disclosed before taking into account the effect of interest rate swaps.

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Notes to the financial statements continued

36. Share capital and share premium account

			Share
	Ordinary Shares of 25p each		premium

	Number	£m	£m
Share capital issued and fully paid

At 1 January 2017	5,368,316,062	1,342	2,954

Issued under employee share schemes	4,237,758	1	55

Ordinary shares acquired by ESOP Trusts	–	–	10
At 31 December 2017	5,372,553,820	1,343	3,019

Issued under employee share schemes	6,513,804	2	72
At 31 December 2018	5,379,067,624	1,345	3,091

Issued under employee share schemes	4,034,607	1	50

Ordinary shares acquired by ESOP Trusts	–	–	33
At 31 December 2019	5,383,102,231	1,346	3,174

	31 December 2019 000	31 December 2018 000
Number of shares issuable under employee share schemes	57,871	56,723
Number of unissued shares not under option	4,559,027	4,564,209

At 31 December 2019, of the issued share capital, 36,365,045 shares were held in the ESOP Trusts, 393,505,950 shares were held as Treasury shares and 4,953,231,236 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trusts are disclosed in Note 44, ‘Employee share schemes’.

GSK Annual Report 2019    217

Notes to the financial statements continued

37. Movements in equity

Retained earnings and other reserves amounted to £6,885 million at 31 December 2019 (2018 – £655 million loss, as revised; 2017 – £4,430 million loss) of which £394 million (2018 – £337 million; 2017 – £334 million) related to associates and joint ventures.

An adjustment of cumulative translation exchange between retained earnings and non-controlling interests of £396 million has been made in 2019 as described in Note 1, ‘Presentation of the financial statements’. The cumulative translation exchange in equity is as follows:

	Net translation exchange included in:
	Retained earnings £m	Fair value reserve £m	Non- controlling interests £m	Total translation exchange £m
At 1 January 2017	(128)	23	494	389

Exchange movements on overseas net assets	462	–	(149)	313

Reclassification of exchange on liquidation or disposal of overseas subsidiaries	109	–	–	109

At 31 December 2017	443	23	345	811

Exchange movements on overseas net assets	(458)	(22)	(1)	(481)

At 31 December 2018, as reported	(15)	1	344	330

Adjustment of exchange movements on overseas net assets	396	–	(396)	–

At 31 December 2018, as revised	381	1	(52)	330

Exchange movements on overseas net assets	(830)	(2)	(75)	(907)

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	(75)	–	–	(75)

At 31 December 2019	(524)	(1)	(127)	(652)
The analysis of other comprehensive income by equity category is as follows:
2019	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:

Exchange movements on overseas net assets and net investment hedges	(830)	(2)	–	(832)

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	(75)	–	–	(75)

Fair value movements on cash flow hedges	–	(20)	–	(20)

Reclassification of cash flow hedges to income and expense	–	3	–	3

Deferred tax on fair value movements on cash flow hedges	–	16	–	16

Items that will not be reclassified to income statement:

Exchange movements on overseas net assets of non-controlling interests	–	–	(75)	(75)

Fair value movements on equity investments	–	372	–	372

Deferred tax on fair value movements on equity investments	–	(95)	–	(95)

Remeasurement losses on defined benefit plans	(1,050)	–	–	(1,050)

Tax on remeasurement losses in defined benefit plans	189	–	–	189
Other comprehensive (expense)/income for the year	(1,766)	274	(75)	(1,567)

2018	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:

Exchange movements on overseas net assets and net investment hedges	(458)	(22)	–	(480)

Fair value movements on cash flow hedges	–	140	–	140

Reclassification of cash flow hedges to income and expense	–	(175)	–	(175)

Deferred tax on fair value movements on cash flow hedges	–	(22)	–	(22)

Deferred tax reversed on reclassification of cash flow hedges	–	20	–	20

Items that will not be reclassified to income statement:

Exchange movements on overseas net assets of non-controlling interests	–	–	(1)	(1)

Fair value movements on equity investments	–	180	–	180

Deferred tax on fair value movements on equity investments	–	10	–	10

Remeasurement gains on defined benefit plans	728	–	–	728

Tax on remeasurement gains in defined benefit plans	(146)	–	–	(146)
Other comprehensive income/(expense) for the year	124	131	(1)	254

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Notes to the financial statements continued

37. Movements in equity continued

2017		Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:

Exchange movements on overseas net assets and net investment hedges		462	–	–	462

Reclassification of exchange on liquidation or disposal of overseas subsidiaries		109	–	–	109

Fair value movements on available-for-sale investments		–	(14)	–	(14)

Reclassification of fair value movements on available-for-sale investments		–	(42)	–	(42)

Deferred tax on fair value movements on available-for-sale investments		–	47	–	47

Deferred tax reversed on reclassification of available-for-sale investments		–	(18)	–	(18)

Fair value movements on cash flow hedges		–	(10)	–	(10)

Items that will not be reclassified to income statement:

Exchange movements on overseas net assets of non-controlling interests		–	–	(149)	(149)

Remeasurement gains on defined benefit plans		549	–	–	549

Tax on remeasurement gains in defined benefit plans		(221)	–	–	(221)
Other comprehensive income/(expense) for the year		899	(37)	(149)	713

The analysis of other reserves is as follows:
	ESOP Trust shares £m	Fair value reserve £m	Cash flow hedge reserve £m	Other reserves £m	Total £m
At 1 January 2017	(286)	380	(3)	2,129	2,220

Exchange adjustments	22	–	–	–	22

Transferred to income and expense in the year on disposals	–	(42)	–	–	(42)

Net fair value movement in the year	–	(9)	(8)	–	(17)

Ordinary shares acquired by ESOP Trusts	(656)	–	–	–	(656)

Write-down of shares held by ESOP Trusts	520	–	–	–	520

At 31 December 2017	(400)	329	(11)	2,129	2,047

Implementation of IFRS 9	–	(288)	–	–	(288)

At 31 December, as adjusted	(400)	41	(11)	2,129	1,759

Exchange adjustments	(26)	–	–	–	(26)

Transferred to Retained earnings in the year on disposal of equity investments	–	(94)	–	–	(94)

Net fair value movement in the year	–	193	(36)	–	157

Write-down of shares held by ESOP Trusts	265	–	–	–	265

At 31 December 2018	(161)	140	(47)	2,129	2,061

Exchange adjustments	10	–	–	–	10

Transferred to Retained earnings in the year on disposal of equity investments	–	5	–	–	5

Net fair value movement in the year	–	264	(1)	–	263

Ordinary shares acquired by ESOP Trusts	(328)	–	–	–	(328)

Write-down of shares held by ESOP Trusts	344	–	–	–	344
At 31 December 2019	(135)	409	(48)	2,129	2,355

Other reserves include various non-distributable merger and pre-merger reserves amounting to £1,849 million at 31 December 2019 (2018 – £1,849 million; 2017 – £1,849 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £280 million at 31 December 2019 (2018 – £280 million; 2017 – £280 million).

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Notes to the financial statements continued

38. Non-controlling interests

Total non-controlling interests includes the following individually material non-controlling interests. Other non-controlling interests are individually not material.

ViiV Healthcare

GSK holds 78.3% of the ViiV Healthcare sub-group, giving rise to a material non-controlling interest. Summarised financial information in respect of the ViiV Healthcare sub-group is as follows:

	2019 £m	2018 £m	2017 £m
Turnover	4,816	4,665	4,269

Profit after taxation	2,574	560	825

Other comprehensive (expense)/income	(29)	19	20
Total comprehensive income	2,545	579	845

	2019 £m	2018 £m
Non-current assets	2,660	2,787

Current assets	2,905	2,643
Total assets	5,565	5,430

Current liabilities	(2,742)	(2,638)

Non-current liabilities	(7,811)	(8,895)
Total liabilities	(10,553)	(11,533)
Net liabilities	(4,988)	(6,103)

	2019 £m	2018 £m	2017 £m
Net cash inflow from operating activities	2,375	2,212	2,132

Net cash outflow from investing activities	(202)	(237)	(207)

Net cash outflow from financing activities	(1,947)	(1,982)	(1,820)
Increase/(decrease) in cash and bank overdrafts in the year	226	(7)	105

The above financial information relates to the ViiV Healthcare group on a stand-alone basis, before the impact of Group-related adjustments, primarily related to the recognition of preferential dividends. The profit after taxation of £2,574 million (2018 – £560 million; 2017 – £825 million) is stated after charging preferential dividends payable to GSK, Shionogi and Pfizer and after a charge of £37 million (2018 – £1,194 million; 2017 – £908 million) for remeasurement of contingent consideration payable. This consideration is expected to be paid over a number of years.

The following amounts attributable to the ViiV Healthcare group are included in GSK’s Financial statements:

	2019 £m	2018 £m	2017 £m
Share of profit for the year attributable to non-controlling interest	482	254	187

Dividends paid to non-controlling interest	(310)	(332)	(381)

Non-controlling interest in the Consolidated balance sheet	(344)	(543)	(476)

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Notes to the financial statements continued

38. Non-controlling interests continued

Consumer Healthcare Joint Venture

GSK holds 68% of the Consumer Healthcare sub-group, giving rise to a material non-controllling interest. Summarised financial information in respect of the Consumer Healthcare sub-group is as follows:

2019 £m

Turnover	4,240

Profit after taxation	150

Other comprehensive expenses	(721)
Total comprehensive expenses	(571)

2019 £m
Non-current assets	29,899

Current assets	5,713
Total assets	35,612

Current liabilities	(4,219)

Non-current liabilities	(4,027)
Total liabilities	(8,246)
Net assets	27,366

2019 £m
Net cash inflow from operating activities	1,014

Net cash outflow from investing activities	(776)

Net cash outflow from financing activities	(78)
Decrease in cash and bank overdrafts in the period	160

The above financial information relates to the Consumer Healthcare Joint Venture on a stand-alone basis since its formation on 31 July 2019, before the impact of Group-related adjustments and the classification of cash pooling accounts with Group companies outside of the Consumer Healthcare Joint Venture but after Major restructuring charges.

The following amounts attributable to the Consumer Healthcare Joint Venture are included in GSK’s Financial statements:

2019 £m
Share of profit for the period attributable to non-controlling interest	69

Non-controlling interest in the Consolidated balance sheet	6,911

GSK Annual Report 2019    221

Notes to the financial statements continued

39. Related party transactions

At 31 December 2019, GSK owned 32 million shares or 31.6% of Innoviva Inc. which is a biopharmaceutical company listed on NASDAQ. GSK began recognising Innoviva as an associate on 1 September 2015. The royalties due from GSK to Innoviva in the year were £215 million (2018 – £209 million). At 31 December 2019, the balance payable by GSK to Innoviva was £63 million (2018 – £64 million).

At 1 January 2019, GSK held a 50% interest in Japan Vaccine Co. Ltd (JVC) through its subsidiary GlaxoSmithKline K.K. This joint venture with Daiichi Sankyo Co., Ltd was primarily responsible for the development and marketing of certain prophylactic vaccines in Japan. During 2019, GSK sold £11 million of its vaccine products into the joint venture. Daiichi Sankyo’s shares in JVC were acquired by GSK during 2019 at which point, JVC ceased to be a related party.

Loans of £3.8 million to Medicxi Ventures I LP and £10.6 million to Index Ventures Life VI (Jersey) LP remained due to GSK at 31 December 2019. In 2019, GSK increased the investment in Kurma Biofund II, FCPR by £1.1 million and Apollo Therapeutics LLP by £2.1 million. Further investments were also made in Medicxi Ventures I LP of £3.1 million and in Index Ventures Life VI (Jersey) LP of £1.8 million. As part of the joint venture agreement with Qura Therapeutics LLC, the Group has an obligation to fund the joint venture $1 million per quarter up to April 2020. On 26 June 2019, the agreement was extended for a second five-year period up to April 2025, with both GSK and its joint venture partner committing additional financial support in the amount of $20 million. At 31 December 2019, the outstanding liability due to Qura was £16.1 million. Cash distributions were received from our investments in Medicxi Ventures I LP of £18.5 million and in Longwood Founders Fund LP of £2.8 million.

The aggregate compensation of the Directors and CET is given in Note 9, ‘Employee costs’.

40. Acquisitions and disposals

Details of the acquisition and disposal of significant subsidiaries and associates, joint ventures and other businesses are given below:

2019

Business acquisitions

Pfizer consumer healthcare business

The acquisition of Pfizer’s consumer healthcare business completed on 31 July 2019.

GSK and Pfizer have contributed their respective consumer healthcare businesses into a new Consumer Healthcare Joint Venture in a non-cash transaction, whereby GSK has acquired Pfizer’s consumer healthcare business in return for shares in the Joint Venture. GSK has an equity interest of 68% and majority control of the Joint Venture and Pfizer has an equity interest of 32%. As the Group has control over the Consumer Healthcare Joint Venture it is consolidated within the Group’s financial statements. In a number of territories, legal completion of the acquisition has not occurred because of regulatory constraints. However, the Consumer Healthcare Joint Venture obtained control of the majority of these businesses in these territories from 31 July 2019 and has consolidated the net assets of those businesses from that date, but in all cases is entitled to the benefits of the trading of businesses in the delayed territories.

The non-controlling interest in the Consumer Healthcare Joint Venture, calculated applying the proportionate goodwill method, represents Pfizer’s share of the net assets of the Joint Venture, excluding goodwill.

Goodwill of £3.9 billion, which is not expected to be deductible for tax purposes, has been recognised. The goodwill represents the potential for further synergies arising from combining the acquired businesses with GSK’s existing business together with the value of the workforce acquired. Total transaction costs recognised in 2018 and 2019 for the acquisition amounted to £77 million.

Since acquisition on 31 July 2019, sales of £1.2 billion arising from the Pfizer consumer healthcare business have been included in Group turnover. If the business had been acquired at the beginning of the year, it is estimated that Group turnover in 2019 would have been approximately £1.5 billion higher. The business has been integrated into the Group’s existing activities and it is not practicable to identify the impact on the Group profit in the period.

Tesaro Inc.

On 22 January 2019, GSK acquired 100% of Tesaro Inc., an oncology focused biopharmaceutical company, for cash consideration of $5.0 billion (£3.9 billion), in order to strengthen the Group’s pharmaceutical pipeline. Transaction costs amounted to £31 million.

Goodwill of £1.2 billion, none of which is expected to be tax-deductible, has been recognised. The goodwill represents the potential for further synergies arising from combining the acquired businesses with GSK’s existing business together with the value of the workforce acquired. Since acquisition on 22 January 2019, sales of £0.2 billion arising from the Tesaro business have been included in Group turnover. The business has been integrated into the Group’s existing activities and it is not practicable to identify the impact on the Group profit in the period.

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Notes to the financial statements continued

40. Acquisitions and disposals continued

The fair value of the assets acquired in business combinations, including goodwill, are set out in the table below. Amounts related to the Pfizer consumer healthcare business acquisition are provisional and subject to change.

	Pfizer consumer healthcare business £m	Tesaro £m	Other £m
Net assets acquired:

Intangible assets	12,357	3,092	–

Property, plant and equipment	354	6	–

Right of use assets	39	40	–

Inventory	986	162	–

Trade and other receivables	546	115	35

Other assets including cash and cash equivalents	302	254	16

Trade and other payables	(779)	(282)	(39)

Net deferred tax liabilities	(2,591)	(252)	–

Other liabilities	(99)	(5)	–

Term loan	–	(445)	–

Non-controlling interest	(3,577)	–	–

Goodwill	3,854	1,169	–

Total	11,392	3,854	12

Consideration settled by shares in GSK Consumer Healthcare Joint Venture	11,392	–	–

Cash consideration paid	–	3,854	6

Fair value of investment in joint venture converted into subsidiary	–	–	6

Total consideration	11,392	3,854	12

The non-controlling interest of £3,577 million represents Pfizer’s share of the fair value of the Pfizer consumer healthcare business, excluding goodwill. The total non-controlling interest initially recognised in the Consolidated statement of changes in equity of £6,887 million also includes Pfizer’s share of the book value of GSK Consumer Healthcare.

Business disposals

GSK made a number of business disposals for net cash consideration received of £104 million in the year. The profit on the disposal of the businesses in the year of £201 million was calculated as follows:

	£m	Total £m
Cash consideration receivable net of subsidy payable		106

Net assets sold:

Goodwill	(4)

Intangible assets	(1)

Property, plant and equipment	(44)

Inventory	(7)

Cash and cash equivalents	(12)

Other net assets	(4)
		(72)

Transaction costs		(27)

Reclassification of exchange from other comprehensive income		75

Non-controlling interest divested		16
		98

Transaction signed but not yet completed - gain on embedded derivative		143

Transaction signed but not yet completed - transaction costs		(40)

Total profit on disposal		201

Transaction signed but not yet completed

In December 2018, GSK agreed to divest Horlicks and other Consumer Healthcare nutrition brands to Unilever plc and to form a merger of GlaxoSmithKline Consumer Healthcare Limited with Hindustan Unilever Limited for a total consideration valued at approximately £3.1 billion. GlaxoSmithKline Consumer Healthcare Limited is a public company listed on the National Stock Exchange (NSE) and Bombay Stock Exchange (BSE), in which GSK holds a 72.5% stake. Following the merger of GlaxoSmithKline Consumer Healthcare Limited with Hindustan Unilever Limited, a public company listed on the NSE and BSE, GSK will own 133.8 million Hindustan Unilever Limited shares.

GSK Annual Report 2019    223

Notes to the financial statements continued

40. Acquisitions and disposals continued

The Group has entered into forward foreign exchange contracts in relation to the transaction. Contracts with a value of £1.7 billion have been designated as a cash flow hedge of part of the foreign exposure arising on the transaction. Further contracts with a value of £0.6 billion have been designated as net investment hedges against INR and EUR assets. In addition, the exposure to share price movements in the forward purchase of shares in Hindustan Unilever Limited has been recognised as an embedded derivative. The embedded derivative was in an asset position and had a fair value of £240 million at 31 December 2019 (2018 – £100 million).

Associates and joint ventures

During the year, GSK made investments of £27 million into associates and joint ventures of which £11 million was paid in cash.

Cash flows

	Business acquisitions £m	Business disposals £m	Associates and joint venture investments £m
Cash consideration (paid)/received	(3,860)	161	(11)

Net deferred consideration received	–	29	–

Transaction costs	(95)	(73)	–

Cash and cash equivalents acquired/divested	384	(13)	–

Cash (outflow)/inflow	(3,571)	104	(11)

2018

Business acquisitions

There were no business acquisitions during 2018.

Business disposals

GSK made a number of small business disposals during the year for a net cash consideration of £2 million.

Cash flows	Business disposals £m	Associates and joint venture investments £m	Associates and joint venture disposals £m
Cash consideration	2	(10)	3

Net deferred consideration received	24	–	–

Cash inflow/(outflow)	26	(10)	3

2017

Business acquisitions

There were no business acquisitions during 2017.

Business disposals

GSK made a number of small business disposals during the year for a net cash consideration of £342 million, including contingent consideration receivable of £86 million. The profit on disposal was determined as follows:

	£m	Total £m
Consideration including currency forwards and purchase adjustments		342

Net assets sold:

Goodwill	(16)

Intangible assets	(21)

Property, plant and equipment	(18)

Inventory	(11)

Cash and cash equivalents	(6)

Other net assets	(5)
		(77)
Transaction costs		(8)

Reclassification of exchange from other comprehensive income		(100)

Profit on disposal		157

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Financial statements
Investor information

Notes to the financial statements continued

40. Acquisitions and disposals continued

Associates and joint ventures

During the year, GSK made cash investments of £15 million into associates and joint ventures. In addition, GSK sold its holdings in two associates for £198 million in cash.

Total £m

Cash consideration	198

Net book value of shares	(92)

Reclassification of exchange from other comprehensive income	(7)

Transaction costs	(5)

Profit on disposal	94

Cash flows

	Business disposals £m	Associates and joint venture investments £m	Associates and joint venture disposals £m

Cash consideration	256	(15)	198

Net deferred consideration received	39	–	–

Cash and cash equivalents divested	(6)	–	–

Transaction costs paid	(7)	–	(2)

Cash inflow/(outflow)	282	(15)	196
41. Adjustments reconciling profit after tax to operating cash flows
	2019 £m	2018 £m	2017 £m
Profit after tax	5,268	4,046	2,169

Tax on profits	953	754	1,356

Share of after-tax profits of associates and joint ventures	(74)	(31)	(13)

Finance expense net of finance income	814	717	669

Depreciation	1,231	954	988

Amortisation of intangible assets	1,103	902	934

Impairment and assets written off	825	350	1,061

Profit on sale of businesses	(201)	(63)	(157)

Profit on sale of intangible assets	(342)	(201)	(46)

Profit on sale of investments in associates	–	(3)	(94)

Profit on sale of equity investments	(2)	(4)	(37)

Gain on Novartis Consumer Healthcare Joint Venture put option hedging	–	(513)	–

Business acquisition costs	59	47	–

Changes in working capital:

Decrease/(increase) in inventories	300	51	(461)

Increase in trade receivables	(32)	(429)	(287)

Increase in trade payables	263	131	11

(Increase)/decrease in other receivables	(160)	18	74

Contingent consideration paid (see Note 32)	(780)	(984)	(594)

Other non-cash increase in contingent consideration liabilities	83	1,250	961

Increase in other payables	89	2,362	1,741

(Decrease)/increase in pension and other provisions	(188)	102	(255)

Share-based incentive plans	365	360	333

Fair value adjustments	19	(7)	–

Other	(61)	(62)	(95)

	4,264	5,701	6,089

Cash generated from operations	9,532	9,747	8,258

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Notes to the financial statements continued

42. Reconciliation of net cash flow to movement in net debt

							2019 £m	2018 £m	2017 £m
Net debt, as previously reported							(21,621)	(13,178)	(13,804)

Implementation of IFRS 16							(1,303)	–	–

Net debt at beginning of year, as adjusted							(22,924)	(13,178)	(13,804)

Increase/(decrease) in cash and bank overdrafts							826	479	(905)

Decrease in liquid investments							(1)	–	(4)

Net increase in long-term loans							(4,794)	(10,138)	(2,233)

Repayment of short-term Notes							4,160	2,067	2,636

(Increase in)/repayment of other short-term loans							(3,095)	(81)	564

Repayment of lease liabilities							214	28	23

Debt of subsidiary undertakings acquired							(524)	–	–

Exchange adjustments							1,015	(776)	585

Other non-cash movements							(92)	(22)	(40)

Movement in net debt							(2,291)	(8,443)	626

Net debt at end of year							(25,215)	(21,621)	(13,178)

Analysis of changes in net debt	At 1 January 2019 £m	IFRS 16 Implement- ation £m	Exchange £m	Debt acquired £m	Other £m	Profit and loss £m	Reclass- ifications £m	Cash flow £m	At 31 December 2019 £m
Liquid investments	84	–	(6)	–	–	–	–	1	79

Cash and cash equivalents	3,874	–	(86)	–	–	–	(22)	941	4,707

Cash and cash equivalents – AHFS	485	–	–	–	–	–	22	–	507

Overdrafts	(272)	–	4	–	–	–	–	(115)	(383)

	4,087	–	(82)	–	–	–	–	826	4,831

Debt due within one year:

Commercial paper	(630)	–	109	–	–	–	–	(3,065)	(3,586)

European/US Medium Term Notes and bank facilities	(4,849)	–	233	(445)	(1)	–	(1,756)	4,160	(2,658)

Lease liabilities	(24)	(229)	4	(19)	5	–	(2)	25	(240)

Other	(18)	–	2	–	(5)	–	–	(30)	(51)

	(5,521)	(229)	348	(464)	(1)	–	(1,758)	1,090	(6,535)

Debt due after one year:

European/US Medium Term Notes and bank facilities	(20,227)	–	715	–	(3)	(27)	1,756	(4,794)	(22,580)

Lease liabilities	(44)	(1,074)	40	(60)	(101)	–	2	227	(1,010)

	(20,271)	(1,074)	755	(60)	(104)	(27)	1,758	(4,567)	(23,590)

Net debt	(21,621)	(1,303)	1,015	(524)	(105)	(27)	–	(2,650)	(25,215)

Analysis of changes in liabilities from financing activities
Debt due within one year	(5,521)	(229)	348	(464)	(1)	–	(1,758)	1,090	(6,535)

Debt due after one year	(20,271)	(1,074)	755	(60)	(104)	(27)	1,758	(4,567)	(23,590)

Hedge of borrowings:

Derivative financial instruments	129	–	(1)	–	188	21	–	(2)	335

Other financing items	–	–	(189)	–	–	–	–	189	–

Interest payable	(239)	–	1	–	(3)	(898)	–	895	(244)

Total liabilities from financing activities	(25,902)	(1,303)	914	(524)	80	(904)	–	(2,395)	(30,034)

For further information on significant changes in net debt see Note 29, ‘Net debt’.

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Financial statements
Investor information

Notes to the financial statements continued

43. Financial instruments and related disclosures

The objective of GSK’s Treasury activity is to minimise the post-tax net cost of financial operations and reduce its volatility to benefit earnings and cash flows. GSK uses a variety of financial instruments to finance its operations and derivative financial instruments to manage market risks from these operations. Derivatives principally comprise of foreign exchange forward contracts and swaps which are used to swap borrowings and liquid assets into currencies required for Group purposes as well as interest rate swaps which are used to manage exposure to financial risks from changes in interest rates. These financial instruments reduce the uncertainty of foreign currency transactions and interest payments.

Derivatives are used exclusively for hedging purposes in relation to underlying business activities and not as trading or speculative instruments.

Capital management

GSK’s financial strategy supports the Group’s strategic priorities and is regularly reviewed by the Board. GSK manages the capital structure of the Group through an appropriate mix of debt and equity.

The capital structure of the Group consists of net debt of £25.2 billion (see Note 29, ‘Net debt’) and total equity, including items related to non-controlling interests, of £18.4 billion (see ‘Consolidated statement of changes in equity’ on page 168). Total capital, including that provided by non-controlling interests, is £43.6 billion.

The Group continues to manage its financial policies to a credit profile that particularly targets short-term credit ratings of A-1 and P-1 while maintaining single A long-term ratings consistent with those targets. The Group’s long-term credit rating with Standard and Poor’s is A+ (negative outlook) and with Moody’s Investor Services (‘Moody’s’) it is A2 (negative outlook). The Group’s short-term credit ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.

Liquidity risk management

GSK’s policy is to borrow centrally in order to meet anticipated funding requirements. The strategy is to diversify liquidity sources using a range of facilities and to maintain broad access to financial markets.

At 31 December 2019, GSK had £6.9 billion of borrowings repayable within one year and held £5.3 billion of cash and cash equivalents and liquid investments of which £3.6 billion was held centrally. GSK has access to short-term finance under a $10 billion (£7.6 billion) US commercial paper programme; $4.8 billion (£3.6 billion) was in issue at 31 December 2019 (2018 – $0.8 billion (£0.6 billion)). GSK has a £1.9 billion three-year committed facility and a $2.5 billion (£1.9 billion) 364-day committed facility. Both the three-year committed facility and the 364-day committed facility were agreed in September 2019. These facilities were undrawn at 31 December 2019. GSK considers this level of committed facilities to be adequate, given current liquidity requirements.

Additional bank facilities were agreed in 2018 to support transactions and one remains active at 31 December 2019. In June 2018, £3.5 billion was drawn to support the acquisition from Novartis of the remaining stake in the Consumer Healthcare Joint Venture. £2.5 billion was repaid in November 2019 leaving £1.0 billion outstanding at 31 December 2019. In December 2019, this facility was extended to June 2020.

GSK has a £20.0 billion European Medium Term Note programme and at 31 December 2019, £11.8 billion of notes were in issue under this programme. The Group also had $16.4 billion (£12.4 billion) of notes in issue at 31 December 2019 under a US shelf registration. GSK’s borrowings mature at dates between 2020 and 2045.

The put option owned by Pfizer in ViiV Healthcare is exercisable. In reviewing liquidity requirements GSK considers that sufficient financing options are available should the put option be exercised.

Market risk

Interest rate risk management

The objective of GSK’s Treasury activity is to minimise the effective net interest cost and to balance the mix of debt at fixed and floating rates over time.

The Group’s main interest rate risk arises from borrowings and investments with floating rates and refinancing of maturing fixed rate debt where any changes in interest rates will affect future cash flows or the fair values of financial instruments. The policy on interest rate risk management limits the net amount of floating rate debt to a specific cap, reviewed and agreed no less than annually by the Board.

The majority of debt is issued at fixed interest rates and changes in the floating rates of interest do not significantly affect the Group’s net interest charge. This includes some borrowings for which interest rate swaps are in place which removes the impact of the associated periodic repricing. Short-term borrowings including bank facilities are exposed to the risk of future changes in market interest rate as are the majority of cash and liquid investments.

Interest rate benchmark reform

‘Interest rate benchmark reform – Amendments to IFRS 9, IAS 39 and IFRS 7’ was issued by the IASB in September 2019. These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments affected by the current interest rate benchmarks are amended as a result of the ongoing interest rate benchmark reforms.

At 31 December 2019, the Group was not directly exposed to interest rate benchmark reform as it held no interest rate derivatives that referenced LIBOR and matured after the end of 2021 and all floating rate bonds were due to mature before the end of 2021.

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Notes to the financial statements continued

43. Financial instruments and related disclosures continued

The Group has closely monitored the market and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators, including the Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission, regarding the transition away from LIBOR (including GBP LIBOR, USD LIBOR and EURIBOR) to the Sterling Overnight Index Average Rate (SONIA), the Secured Overnight Financing Rate (SOFR), and the Euro Short-Term Rate (€STR) respectively. The FCA has made it clear that, at the end of 2021, it will no longer seek to persuade, or compel, banks to submit to LIBOR.

The Group is undertaking an interest rate benchmark transition programme to identify potential exposures within the business and deliver a smooth transition to appropriate alternative benchmark rates.

Foreign exchange risk management

The Group’s objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible. Foreign currency transaction exposures arising on external and internal trade flows are selectively hedged. GSK’s internal trading transactions are matched centrally and inter-company payment terms are managed to reduce foreign currency risk. Where possible, GSK manages the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.

In order to reduce foreign currency translation exposure, the Group seeks to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US Dollars, Euros and Sterling. Borrowings can be swapped into other currencies as required.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets may be treated as a hedge against the relevant assets. Forward contracts in major currencies are also used to reduce exposure to the Group’s investment in overseas assets (see ‘Net investment hedges’ section of this note for further details).

Credit risk

Credit risk is the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group and arises on cash and cash equivalents and favourable derivative financial instruments held with banks and financial institutions as well as credit exposures to wholesale and retail customers, including outstanding receivables.

The Group considers its maximum credit risk at 31 December 2019 to be £12,944 million (31 December 2018 – £11,080 million) which is the total of the Group’s financial assets with the exception of ’Other investments’ (comprising equity investments) which bear equity risk rather than credit risk. See page 231 for details on the Group’s total financial assets. At 31 December 2019, GSK’s greatest concentration of credit risk was £0.9 billion with Legal and General Investment Management Class 4 GBP liquidity fund (AAA/Aaa) (2018 – £0.7 billion with Citibank (A/A1)).

There has been no change in the estimation techniques or significant assumptions made during the current reporting period in assessing the loss allowance for financial assets at amortised cost since the adoption of IFRS 9 at the start of the 2018 reporting period.

Treasury-related credit risk

GSK sets global counterparty limits for each of GSK’s banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Usage of these limits is monitored daily.

GSK actively manages its exposure to credit risk, reducing surplus cash balances wherever possible. This is part of GSK’s strategy to regionalise cash management and to concentrate cash centrally as much as possible. The table below sets out the credit exposure to counterparties by rating for liquid investments, cash and cash equivalents and derivatives.

The gross asset position on each derivative contract is considered for the purpose of this table, although, under ISDA agreements, the amount at risk is the net position with each counterparty. Table (e) on page 239 sets out the Group’s financial assets and liabilities on an offset basis.

At 31 December 2019, £23 million of cash is categorised as held with unrated or sub-investment grade rated counterparties (lower than BBB-/Baa3) of which £2 million is cash in transit. The remaining exposure is concentrated in overseas banks used for local cash management or investment purposes, including: £8 million in Nigeria held with United Bank for Africa, Zenith Bank and Stanbic IBTC Bank; £3 million with BTV in Austria; £1 million with Bradesco in Brazil; £1 million with Banco de la Nacion in Panama; and £1 million with Halk Bank in the UK. Of the £605 million of bank balances and deposits held with BBB/Baa rated counterparties, £46 million was held with BBB-/Baa3 rated counterparties, including balances or deposits of £25 million with HDFC Bank in India and £20 million with State Bank of India. These banks are used for local investment purposes.

GSK measures expected credit losses over cash and cash equivalents as a function of individual counterparty credit ratings and associated 12 month default rates. Expected credit losses over cash and cash equivalents and third-party financial derivatives are deemed to be immaterial and no such loss has been experienced during 2019.

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Notes to the financial statements continued

43. Financial instruments and related disclosures continued

Credit ratings are assigned by Standard and Poor’s and Moody’s respectively. Where the opinions of the two rating agencies differ, GSK assigns the lower rating of the two to the counterparty. Where local rating agency or Fitch data is the only source available, the ratings are converted to global ratings equivalent to those of Standard and Poor’s or Moody’s using published conversion tables. These credit ratings form the basis of the assessment of the expected credit loss on Treasury related balances held at amortised cost being bank balances and deposits and Government securities.

2019	AAA/Aaa £m	AA/Aa £m	A/A £m	BBB/Baa £m	BB+/Ba1 and below /unrated £m	Total £m
Bank balances and deposits	–	538	1,906	605	23	3,072

US Treasury and Treasury repo only money market funds	102	–	–	–	–	102

Liquidity funds	2,040	–	–	–	–	2,040

Government securities	–	78	–	1	–	79

3rd party financial derivatives	–	35	225	10	–	270

Total	2,142	651	2,131	616	23	5,563

2018	AAA/Aaa £m	AA/Aa £m	A/A £m	BBB/Baa £m	BB+/Ba1 and below /unrated £m	Total £m
Bank balances and deposits	–	662	1,275	381	20	2,338

US Treasury and Treasury repo only money market funds	449	–	–	–	–	449

Liquidity funds	1,572	–	–	–	–	1,572

Government securities	–	83	–	1	–	84

3rd party financial derivatives	–	19	127	4	–	150

Total	2,021	764	1,402	386	20	4,593

GSK’s centrally managed cash reserves amounted to £3.6 billion at 31 December 2019, all available within three months. This includes £1.3 billion of cash managed by the Group for ViiV Healthcare, a 78.3% owned subsidiary and £1.0 billion of cash managed by the Group for GSK Consumer Healthcare, a 68% owned subsidiary. The Group has invested centrally managed liquid assets in bank deposits, Aaa/AAA rated US Treasury and Treasury repo only money market funds and Aaa/AAA rated liquidity funds.

Wholesale and retail credit risk

Outside the US, no customer accounts for more than 5% of the Group’s trade receivables balance.

In the US, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 78% of the sales of the US Pharmaceuticals and Vaccines businesses in 2019. At 31 December 2019, the Group had trade receivables due from these three wholesalers totalling £2,079 million (2018 – £2,134 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the Group’s financial results.

The Group’s credit risk monitoring activities relating to these wholesalers include a review of their quarterly financial information and Standard & Poor’s credit ratings, development of GSK internal risk ratings, and establishment and periodic review of credit limits.

All new customers are subject to a credit vetting process and existing customers will be subject to a review at least annually. The vetting process and subsequent reviews involve obtaining information including the customer’s status as a government or private sector entity, audited financial statements, credit bureau reports, debt rating agency (e.g. Moody’s, Standard & Poor’s) reports, payment performance history (from trade references, industry credit groups) and bank references.

Trade receivables consist of amounts due from a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, credit insurance is purchased or factoring arrangements put in place.

The amount of information obtained is proportional to the level of exposure being considered. The information is evaluated quantitatively (i.e. credit score) and qualitatively (i.e. judgement) in conjunction with the customer’s credit requirements to determine a credit limit.

Trade receivables are grouped into customer segments that have similar loss patterns to assess credit risk while other receivables and other financial assets are assessed individually. Historical and forward-looking information is considered to determine the appropriate expected credit loss allowance. The Group believes there is no further credit risk provision required in excess of the allowance for expected credit losses (see Note 25, ‘Trade and other receivables’).

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Notes to the financial statements continued

43. Financial instruments and related disclosures continued

Credit enhancements

The Group uses credit enhancements including factoring and credit insurance to minimise the credit risk of the trade receivables in the Group. At 31 December 2019, £250 million (2018 – £240 million) of GSK trade receivables were insured protecting GSK’s trade receivables balance from loss due to credit risks such as default, insolvency and bankruptcy.

Each Group entity assesses the credit risk of its private customers to determine if credit insurance is required.

Factoring arrangements are managed locally by entities and are used to mitigate risk arising from large credit risk concentrations. All factoring arrangements are non-recourse.

Fair value of financial assets and liabilities

The table on page 231 presents the carrying amounts and the fair values of the Group’s financial assets and liabilities at 31 December 2019 and 31 December 2018.

The fair values of the financial assets and liabilities are included at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following methods and assumptions are used to measure the fair values of significant financial instruments carried at fair value on the balance sheet:

–	Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments, recent financing rounds or the discounted cash flows of the underlying net assets

–	Trade receivables – based on invoiced amount

–	Interest rate swaps, foreign exchange forward contracts, swaps and options – based on the present value of contractual cash flows or option valuation models using market sourced data (exchange rates or interest rates) at the balance sheet date

–	Company-owned life insurance policies – based on cash surrender value

–	Cash and cash equivalents – based on net asset value of the funds

–	Contingent consideration for business acquisitions and divestments – based on present values of expected future cash flows.

The following methods and assumptions are used to estimate the fair values of significant financial instruments which are not measured at fair value on the balance sheet:

–	Receivables and payables, including put options – approximates to the carrying amount

–	Liquid investments – approximates to the carrying amount

–	Cash and cash equivalents – approximates to the carrying amount

–	Long-term loans – based on quoted market prices (a level 1 fair value measurement) in the case of European and US Medium Term Notes; approximates to the carrying amount in the case of other fixed rate borrowings and floating rate bank loans

–	Short-term loans, overdrafts and commercial paper – approximates to the carrying amount because of the short maturity of these instruments

–	Lease liabilities – approximates to the carrying amount.

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Financial statements
Investor information

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

			2019		2018
	Notes	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets measured at amortised cost:

Other non-current assets	b	76	76	49	49

Trade and other receivables	b	4,533	4,533	3,761	3,761

Liquid investments		79	79	84	84

Cash and cash equivalents		3,072	3,072	2,338	2,338

Other items in Assets held for sale	b	69	69	47	47

Financial assets measured at fair value through other comprehensive income (FVTOCI):

Other investments designated at FVTOCI	a	1,781	1,781	1,250	1,250

Trade and other receivables	a,b	1,665	1,665	1,687	1,687

Financial assets mandatorily measured at fair value through profit or loss (FVTPL):

Other investments	a	56	56	72	72

Other non-current assets	a,b	787	787	716	716

Trade and other receivables	a,b	44	44	120	120

Held for trading derivatives that are not in a designated and effective hedging relationship	a,d,e	357	357	188	188

Cash and cash equivalents	a	2,142	2,142	2,021	2,021

Derivatives designated and effective as hedging instruments (fair value movements through Other comprehensive income)	a,d,e	167	167	69	69

Total financial assets		14,828	14,828	12,402	12,402

Financial liabilities measured at amortised cost:

Borrowings excluding obligations under lease liabilities:

– bonds in a designated hedging relationship	d	(8,636)	(9,085)	(8,213)	(8,279)

– other bonds		(15,582)	(19,048)	(13,307)	(15,475)

– bank loans and overdrafts		(416)	(416)	(290)	(290)

– commercial paper		(3,586)	(3,586)	(630)	(630)

– other borrowings		(1,038)	(1,038)	(3,556)	(3,556)
Total borrowings excluding lease liabilities	f	(29,258)	(33,173)	(25,996)	(28,230)

Lease liabilities		(1,250)	(1,250)	(68)	(68)
Total borrowings		(30,508)	(34,423)	(26,064)	(28,298)

Trade and other payables	c	(14,177)	(14,177)	(13,338)	(13,338)

Other provisions	c	(94)	(94)	(58)	(58)

Other non-current liabilities	c	(84)	(84)	(149)	(149)

Other items in Assets held for sale	c	(126)	(126)	(167)	(167)

Financial liabilities mandatorily measured at fair value through profit or loss (FVTPL):

Contingent consideration liabilities	a,c	(5,479)	(5,479)	(6,286)	(6,286)

Held for trading derivatives that are not in a designated and effective hedging relationship	a,d,e	(141)	(141)	(23)	(23)

Derivatives designated and effective as hedging instruments (fair value movements through Other comprehensive income)	a,d,e	(48)	(48)	(105)	(105)

Total financial liabilities		(50,657)	(54,572)	(46,190)	(48,424)

Net financial assets and financial liabilities		(35,829)	(39,744)	(33,788)	(36,022)

The valuation methodology used to measure fair value in the above table is described and categorised on page 230.

Trade and other receivables, Other non-current assets, Trade and other payables, Other provisions, Other non-current liabilities, Contingent consideration liabilities and Other items in Assets held for sale are reconciled to the relevant Notes on pages 233 and 234.

Cash and cash equivalents in the table above include £507 million reported in Assets held for sale (see Note 27, ‘Assets held for sale’).

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Notes to the financial statements continued

43. Financial instruments and related disclosures continued

Fair value of investments in GSK shares

At 31 December 2019, the Employee Share Ownership Plan (ESOP) Trusts held GSK shares with a carrying value of £135 million (2018 – £161 million) and a market value of £647 million (2018 – £619 million) based on quoted market price. The shares are held by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. In 2019, the carrying value, which is the lower of cost or expected proceeds, of these shares has been recognised as a deduction from other reserves. At 31 December 2019, GSK held Treasury shares at a cost of £5,505 million (2018 – £5,800 million) which has been deducted from retained earnings.

(a) Financial instruments held at fair value

The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and also investments in emerging life science companies.

At 31 December 2019	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value

Financial assets measured at fair value through other comprehensive income (FVTOCI):

Other investments designated at FVTOCI	1,128	–	653	1,781

Trade and other receivables	–	1,665	–	1,665

Financial assets mandatorily measured at fair value through profit or loss (FVTPL):

Other investments	–	–	56	56

Other non-current assets	–	743	44	787

Trade and other receivables	–	44	–	44

Held for trading derivatives that are not in a designated and effective hedging relationship	–	353	4	357

Cash and cash equivalents	2,142	–	–	2,142

Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	167	–	167

	3,270	2,972	757	6,999

Financial liabilities at fair value

Financial liabilities mandatorily measured at fair value through profit or loss (FVTPL):

Contingent consideration liabilities	–	–	(5,479)	(5,479)

Held for trading derivatives that are not in a designated and effective hedging relationship	–	(141)	–	(141)

Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	(48)	–	(48)

	–	(189)	(5,479)	(5,668)

At 31 December 2018	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value

Financial assets at fair value through other comprehensive income (FVTOCI):

Other investments designated at FVTOCI	656	–	594	1,250

Trade and other receivables	–	1,687	–	1,687

Financial assets mandatorily measured at fair value through profit or loss (FVTPL):

Other investments	–	–	72	72

Other non-current assets	–	675	41	716

Trade and other receivables	–	79	41	120

Held for trading derivatives that are not in a designated and effective hedging relationship	–	182	6	188

Cash and cash equivalents	2,021	–	–	2,021

Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	69	–	69

	2,677	2,692	754	6,123

Financial liabilities at fair value

Financial liabilities mandatorily measured at fair value through profit or loss (FVTPL):

Contingent consideration liabilities	–	–	(6,286)	(6,286)

Held for trading derivatives that are not in a designated and effective hedging relationship	–	(23)	–	(23)

Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	(105)	–	(105)

	–	(128)	(6,286)	(6,414)

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Notes to the financial statements continued

43. Financial instruments and related disclosures continued

Movements in the year for financial instruments measured using Level 3 valuation methods are presented below:

	2019 £m	2018 £m
At 1 January	(5,532)	(5,657)

Net losses recognised in the income statement	(103)	(1,229)

Net gains recognised in other comprehensive income	31	146

Settlement of contingent consideration liabilities	893	1,137

Settlement of contingent consideration receivables	(42)	(42)

Additions	241	381

Disposals and settlements	(33)	(27)

Transfers from Level 3	(174)	(241)

Other movements	(3)	–

At 31 December	(4,722)	(5,532)

Net losses of £103 million (2018 – £1,229 million) attributable to Level 3 financial instruments which were recognised in the income statement included net losses of £97 million (2018 – £1,229 million) in respect of financial instruments which were held at the end of the year. Losses of £105 million (2018 – £1,229 million) were reported in Other operating income and gains of £2 million (2018 – £nil) were reported in Finance income. Charges of £31 million (2018 – £1,188 million) arose from remeasurement of the contingent consideration payable for the acquisition of the former Shionogi-ViiV Healthcare joint venture and £67 million (2018 – £56 million) arose from remeasurement of the contingent consideration payable for the acquisition of the Novartis Vaccines business. Net gains of £31 million (2018 – £146 million) attributable to Level 3 financial instruments reported in Other comprehensive income as Fair value movements on equity investments included net gains of £38 million (2018 – net gains of £140 million) in respect of financial instruments held at the end of the year, of which net gains of £174 million (2018 – net gains of £98 million) arose prior to transfer from Level 3 on equity investments which transferred to a Level 1 valuation methodology as a result of listing on a recognised stock exchange during the year. Net gains and losses include the impact of exchange movements.

Financial liabilities measured using Level 3 valuation methods at 31 December included £5,103 million (2018 – £5,937 million) in respect of contingent consideration payable for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products and movements in certain foreign currencies. They also included £339 million (2018 – £296 million) in respect of contingent consideration for the acquisition in 2015 of the Novartis Vaccines business. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies. Sensitivity analysis on these balances is provided in Note 32, ‘Contingent consideration liabilities’.

(b) Trade and other receivables, Other non-current assets and other items in Assets held for sale in scope of IFRS 9

The following table reconciles financial instruments within Trade and other receivables, Other non-current assets and other items in Assets held for sale which fall within the scope of IFRS 9 to the relevant balance sheet amounts. The financial assets are predominantly non-interest earning. Financial instruments within the Other non-current assets balance include company-owned life insurance policies. Non-financial instruments include tax receivables, pension surplus balances and prepayments, which are outside the scope of IFRS 9.

						2019						2018
	At FVTPL £m	At FVTOCI £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m	At FVTPL £m	At FVTOCI £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m
Trade and other receivables (Note 25)	44	1,665	4,533	6,242	960	7,202	120	1,687	3,761	5,568	855	6,423

Other non-current assets (Note 23)	787	–	76	863	157	1,020	716	–	49	765	811	1,576

Other items in Assets held for sale (Note 27)	–	–	69	69	22	91	–	–	47	47	37	84

	831	1,665	4,678	7,174	1,139	8,313	836	1,687	3,857	6,380	1,703	8,083

GSK Annual Report 2019    233

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

(c) Trade and other payables, Other provisions, Other non-current liabilities, Contingent consideration liabilities and other items in Assets held for sale in scope of IFRS 9

The following table reconciles financial instruments within Trade and other payables, Other provisions, Other non-current liabilities, Contingent consideration liabilities and other items in Assets held for sale which fall within the scope of IFRS 9 to the relevant balance sheet amounts. The financial liabilities are predominantly non-interest bearing. Accrued wages and salaries are included within financial liabilities. Non-financial instruments includes payments on account, tax and social security payables and provisions which do not arise from contractual obligations to deliver cash or another financial asset, which are outside the scope of IFRS 9.

					2019					2018
	At FVTPL £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m	At FVTPL £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m
Trade and other payables (Note 28)	–	(14,177)	(14,177)	(762)	(14,939)	–	(13,338)	(13,338)	(699)	(14,037)

Other provisions (Note 31)	–	(94)	(94)	(1,197)	(1,291)	–	(58)	(58)	(1,365)	(1,423)

Other non-current liabilities (Note 33)	–	(84)	(84)	(760)	(844)	–	(149)	(149)	(789)	(938)

Contingent consideration liabilities (Note 32)	(5,479)	–	(5,479)	–	(5,479)	(6,286)	–	(6,286)	–	(6,286)

Other items in Assets held for sale (Note 27)	–	(126)	(126)	(87)	(213)	–	(167)	(167)	(53)	(220)
	(5,479)	(14,481)	(19,960)	(2,806)	(22,766)	(6,286)	(13,712)	(19,998)	(2,906)	(22,904)

(d) Derivative financial instruments and hedging programmes

Derivatives are only used for economic hedging purposes and not as speculative investments and are classified as ‘held for trading’, other than designated and effective hedging instruments, and are presented as current assets or liabilities if they are expected to be settled within 12 months after the end of the reporting period, otherwise they are classified as non-current. The Group has the following derivative financial instruments:

		2019 Fair value		2018 Fair value
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Non-current
Cash flow hedges – Interest rate swap contracts
(principal amount – £850 million (2018 – £1,267 million))	1	–	–	(1)

Net investment hedges – Cross currency swaps
(principal amount – £1,514 million (2018 – £1,575 million))	98	–	64	–
Current
Cash flow hedges – Interest rate swap contracts
(principal amount – £637 million (2018 –£nil))	–	(1)	–	–

Cash flow hedges – Foreign exchange contracts
(principal amount – £1,746 million (2018 – £1,809 million))	24	(17)	1	(56)

Net investment hedges – Foreign exchange contracts
(principal amount – £9,376 million (2018 – £7,316 million))	44	(30)	4	(48)
Derivatives designated and effective as hedging instruments	167	(48)	69	(105)
Non-current

Embedded and other derivatives	4	(1)	4	–
Current

Foreign exchange contracts
(principal amount – £18,856 million (2018 – £18,537 million))	103	(140)	82	(23)

Embedded and other derivatives	250	–	102	–
Derivatives classified as held for trading	357	(141)	188	(23)
Total derivative instruments	524	(189)	257	(128)

Fair value hedges

At 31 December 2019, the Group had no designated fair value hedges.

234    GSK Annual Report 2019

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Investor information

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

Net investment hedges

At 31 December 2019, certain foreign exchange contracts were designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its European (Euro), Singaporean (SGD), Indian (INR) and Japanese (JPY) foreign operations as shown in the table above.

The carrying value of bonds on page 231 included £8,636 million (2018 – £8,213 million) that were designated as hedging instruments in net investment hedges.

Cash flow hedges

During 2018 and 2019, the Group entered into forward foreign exchange contracts which have been designated as cash flow hedges. These were entered into to hedge the foreign exchange exposure arising on cash flows from Euro denominated coupon payments relating to notes issued under the Group’s European Medium Term Note programme, on the buyout of Novartis’ non-controlling interest in the Consumer Healthcare Joint Venture in 2018, on the planned divestment of Horlicks and other nutrition brands in 2019 and on refinancing existing debt maturities.

The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. In addition, the Group carries a balance in reserves that arose from pre-hedging fluctuations in long-term interest rates when pricing bonds issued in prior years and in the current year. The balance is reclassified to finance costs over the life of these bonds.

Foreign exchange risk

In the current year, the Group has designated certain foreign exchange forward contracts and swaps as cash flow and net investment hedges. Foreign exchange derivative financial assets and liabilities are presented in the line ‘Derivative financial instruments’ (either as assets or liabilities) on the Consolidated balance sheet. The following tables detail the foreign exchange forward contracts and swaps outstanding at the end of the reporting period, as well as information on the related hedged items. The notional value of foreign exchange forward contracts and swaps is the absolute total of outstanding positions at the balance sheet date.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. The Group enters into hedge relationships where the critical terms of the hedging instrument match exactly with the terms of the hedged item, and so a qualitative assessment of effectiveness is performed. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match exactly with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness.

The main source of hedge ineffectiveness in these hedging relationships is the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange forward contracts and swaps, which is not reflected in the fair value of the hedged item attributable to changes in foreign exchange rates and ineffectiveness on rolling the cash flow hedges of the divestments mentioned above. No other sources of ineffectiveness emerged from these hedging relationships. Ineffectiveness to be recorded from cash flow hedges amounted to £7 million in 2019 (2018 – £nil). No ineffectiveness was recorded from net investments hedges (2018 – £nil).

Included in the table below under ‘Borrowings’ are bonds with notional value of US$2 billion that have been swapped to fixed interest rate EUR debt with a cross currency interest rate swap.

				2019
Hedging instruments	Average exchange rate	Foreign currency	Notional value £m	Carrying value £m
Cash flow hedges

Foreign exchange contracts

Buy foreign currency:

3 to 6 months	1.14	EUR	47	(1)

Over 6 months	1.15	EUR	23	–

Sell foreign currency:

Less than 3 months	93.85	INR/GBP	999	5
Less than 3 months	52.82	INR/SGD	677	3
			1,746	7

GSK Annual Report 2019    235

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

				2019
Hedging instruments	Average exchange rate	Foreign currency	Notional value £m	Carrying value £m
Net investment hedges
Foreign exchange contracts
Sell foreign currency:
Less than 3 months	1.18	EUR	8,250	2
Less than 3 months	1.77	SGD	471	3
Less than 3 months	92.23	INR	239	6
Less than 3 months	142.26	JPY	416	3
Borrowings (including cross currency interest rate swaps):
3 to 6 months		EUR	638	(638)
Over 6 months		EUR	7,914	(7,998)
			17,928	(8,622)

		2019
Hedged items	Periodic change in value for calculating hedge ineffectiveness £m	Cumulative balance in cash flow hedge reserve/foreign currency translation reserve for continuing hedges £m
Cash flow hedges

Variability in cash flows from a highly probable forecast transaction	(7)	(42)

Variability in cash flows from foreign exchange exposure arising on Euro denominated coupon payments relating to debt issued	(1)	1

Net investment hedges
Net investment in foreign operations	(987)	(1,080)

There are no balances in the cash flow hedge reserve arising from hedging relationships for which hedge accounting is no longer applied.

				2018
Hedging instruments	Average exchange rate	Foreign currency	Notional value £m	Carrying value £m
Cash flow hedges

Foreign exchange contracts

Buy foreign currency:

3 to 6 months	1.13	EUR	26	1

Sell foreign currency:

Over 6 months	96.40	INR	1,783	(56)

			1,809	(55)
Net investment hedges

Foreign exchange contracts

Sell foreign currency:

Less than 3 months	1.11	EUR	6,933	(40)

Over 6 months	1.11	EUR	383	(4)

Borrowings (including cross currency interest rate swaps):

Over 6 months		EUR	8,155	(8,213)

			15,471	(8,257)

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Notes to the financial statements continued

43. Financial instruments and related disclosures continued

		2018
Hedged items	Periodic change in value for calculating hedge ineffectiveness £m	Cumulative balance in cash flow hedge reserve/foreign currency translation reserve for continuing hedges £m
Cash flow hedges
Variability in cash flows from a highly probable forecast transaction	56	(49)

Variability in cash flows from foreign exchange exposure arising on Euro denominated coupon payments relating to debt issued	(1)	1

Net investment hedges
Net investment in European foreign operations	286	(2,067)

There are no balances in the cash flow hedge reserve arising from hedging relationships for which hedge accounting is no longer applied.

The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to profit or loss:

						2019
				Amount reclassified to profit or loss
	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur £m	As hedged item affects profit or loss £m	Line item in which reclassification adjustment is included
Cash flow hedges
Variability in cash flows from a highly probable forecast transaction	–	(7)	Other operating income/ (expense)	–	–	Other operating income/ (expense)

Variability in cash flows from foreign exchange exposure arising on Euro denominated coupon payments relating to debt issued	1	–	Finance income/ (expense)	–	–	Finance income/ (expense)
Net investment hedges

Net investment in foreign operations	987	–	Finance income/ (expense)	–	–	Finance income/ (expense)

The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to profit or loss:
						2018
				Amount reclassified to profit or loss
	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur £m	As hedged item affects profit or loss £m	Line item in which reclassification adjustment is included
Cash flow hedges
Variability in cash flows from a highly probable forecast transaction	127	–	Other operating income/ (expense)	–	(176)	Other operating income/ (expense)

Variability in cash flows from foreign exchange exposure arising on Euro denominated coupon payments relating to debt issued	1	–	Finance income/ (expense)	–	–	Finance income/ (expense)
Net investment hedges

Net investment in European foreign operations	(286)	–	Finance income/ (expense)	–	–	Finance income/ (expense)

GSK Annual Report 2019    237

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

Interest rate risk

The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps, where at quarterly intervals the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts are exchanged.

The interest rate swap contracts, exchanging floating rate interest for fixed interest, have been designated as cash flow hedges to hedge the variability of the interest cash flows associated with floating rate debt relating to notes issued under the Group’s European Medium Term Note programme. The interest rate swaps and the interest payments on the loan occur simultaneously and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments affect profit or loss.

The critical terms of the interest rate swap contracts and their corresponding hedged items are the same. A qualitative assessment of effectiveness is performed and it is expected that the value of the interest rate swap contracts and the value of the corresponding hedged items will systematically change in opposite directions in response to movements in the underlying interest rates. The main sources of ineffectiveness in these hedge relationships are the effects of the Group’s own credit risk on the fair value of the interest rate swap contracts, which are not reflected in the fair value of the hedged item attributable to the change in interest rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables provide information regarding interest rate swap contracts outstanding and the related hedged items at 31 December 2019 and 31 December 2018. Interest rate swap contract assets and liabilities are presented in the line ‘Derivative financial instruments’ (either as assets or liabilities) on the Consolidated balance sheet.

				2019
Hedging instruments	Average contracted fixed rate %	Notional principal value £m	Change in fair value for recognising hedge ineffectiveness £m	Fair value assets/ (liabilities) £m
Less than 1 year	0.11	637	–	(1)

1 to 2 years	0.13	1,418	(6)	33

				2019
Hedged items			Change in value used for calculating hedge ineffectiveness £m	Balance in cash flow hedge reserve for continuing hedges £m
Variable rate borrowings			6	4

				2018
Hedging instruments	Average contracted fixed rate %	Notional principal value £m	Change in fair value for recognising hedge ineffectiveness £m	Fair value assets/ (liabilities) £m
1 to 2 years	0.11	676	–	(1)

2 to 5 years	0.16	591	–	23

				2018
Hedged items			Change in value used for calculating hedge ineffectiveness £m	Balance in cash flow hedge reserve for continuing hedges £m
Variable rate borrowings			3	(3)

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Notes to the financial statements continued

43. Financial instruments and related disclosures continued

The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to profit or loss:

						2019

				Amount reclassified to profit or loss
	Hedging gains/ (losses) recognised in reserves £m	Amount of hedge ineffectiveness recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur £m	As hedged item affects profit or loss £m	Line item in which reclassification adjustment is included
Cash flow hedges
Variability in cash flows	(7)	–	Finance income/ (expense)	–	(2)	Finance income/ (expense)

Pre-hedging of long-term interest rates	(12)	–	Finance income/ (expense)	–	3	Finance income/ (expense)

						2018

				Amount reclassified to profit or loss
	Hedging gains/ (losses) recognised in reserves £m	Amount of hedge ineffectiveness recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur £m	As hedged item affects profit or loss £m	Line item in which reclassification adjustment is included
Cash flow hedges
Variability in cash flows	(3)	–	Finance income/ (expense)	–	(2)	Finance income/ (expense)

Pre-hedging of long-term interest rates	15	–	Finance income/ (expense)	–	3	Finance income/ (expense)

(e) Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and the net amount reported in the balance sheet where there is a legally enforceable right to offset the recognised amounts, and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. There are also arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be offset in certain circumstances, such as bankruptcy or the termination of a contract.

The following tables set out the financial assets and liabilities that are offset, or subject to enforceable master netting arrangements and other similar agreements but not offset, as at 31 December 2019 and 31 December 2018. The column ‘Net amount’ shows the impact on the Group’s balance sheet if all offset rights were exercised.

At 31 December 2019	Gross financial assets/ (liabilities) £m	Financial (liabilities)/ assets offset £m	Net financial assets/ (liabilities) £m	Related amounts not offset £m	Net amount £m
Financial assets

Trade and other receivables	6,246	(4)	6,242	(62)	6,180

Derivative financial instruments	524	–	524	(131)	393

Financial liabilities

Trade and other payables	(14,181)	4	(14,177)	62	(14,115)

Derivative financial instruments	(189)	–	(189)	131	(58)

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Notes to the financial statements continued

43. Financial instruments and related disclosures continued

At 31 December 2018	Gross financial assets/ (liabilities) £m	Financial (liabilities)/ assets offset £m	Net financial assets/ (liabilities) £m	Related amounts not offset £m	Net balance £m
Financial assets

Trade and other receivables	5,568	–	5,568	(37)	5,531

Derivative financial instruments	257	–	257	(62)	195

Financial liabilities

Trade and other payables	(13,338)	–	(13,338)	37	(13,301)

Derivative financial instruments	(128)	–	(128)	62	(66)

Amounts which do not meet the criteria for offsetting on the balance sheet but could be settled net in certain circumstances principally relate to derivative transactions under ISDA (International Swaps and Derivatives Association) agreements where each party has the option to settle amounts on a net basis in the event of default of the other party. As there is presently not a legally enforceable right of offset, these amounts have not been offset in the balance sheet, but have been presented separately in the table above.

(f) Debt interest rate repricing table

The following table sets out the exposure of the Group to interest rates on debt, including commercial paper. The maturity analysis of fixed rate debt is stated by contractual maturity and of floating rate debt by interest rate repricing dates. For the purpose of this table, debt is defined as all classes of borrowings other than lease liabilities.

	2019	2018
	Total debt £m	Total £m
Floating and fixed rate debt less than one year	(6,678)	(5,769)

Between one and two years	(3,235)	(1,757)

Between two and three years	(2,643)	(1,570)

Between three and four years	(2,308)	(1,568)

Between four and five years	(1,595)	(2,010)

Between five and ten years	(5,904)	(5,833)

Greater than ten years	(6,895)	(7,489)
Total	(29,258)	(25,996)
Original issuance profile:

Fixed rate interest	(21,763)	(20,322)

Floating rate interest	(7,495)	(5,635)
Total interest bearing	(29,258)	(25,957)

Non-interest bearing	–	(39)
	(29,258)	(25,996)

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Investor information

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

(g) Sensitivity analysis

The tables below illustrate the estimated impact on the income statement and equity as a result of hypothetical market movements in foreign exchange and interest rates in relation to the Group’s financial instruments. The range of variables chosen for the sensitivity analysis reflects management’s view of changes which are reasonably possible over a one-year period.

Foreign exchange sensitivity

The Group operates internationally and is primarily exposed to foreign exchange risk in relation to Sterling against movements in US Dollar, Euro and Japanese Yen. Foreign exchange risk arises from the translation of financial assets and liabilities which are not in the functional currency of the entity that holds them. Based on the Group’s net financial assets and liabilities as at 31 December, a weakening and strengthening of Sterling against these currencies, with all other variables held constant, is illustrated in the tables below. The tables exclude financial instruments that expose the Group to foreign exchange risk where this risk is fully hedged with another financial instrument.

	2019	2018
Income statement impact of non-functional currency foreign exchange exposures	Increase/(decrease) in income £m	Increase/(decrease) in income £m
10 cent appreciation of the US Dollar	3	36

10 cent appreciation of the Euro	(29)	(7)

10 yen appreciation of the Yen	–	15

	2019	2018
Income statement impact of non-functional currency foreign exchange exposures	Increase/(decrease) in income £m	Increase/(decrease) in income £m
10 cent depreciation of the US Dollar	(3)	(30)

10 cent depreciation of the Euro	25	6

10 yen depreciation of the Yen	–	(13)

The equity impact, shown below, for foreign exchange sensitivity relates to derivative and non-derivative financial instruments hedging the Group’s net investments in its European (Euro) foreign operations and cash flow hedges of its foreign exchange exposure arising on Euro denominated coupon payments relating to notes issued under the Group’s European Medium Term Note programme.

	2019	2018
Equity impact of non-functional currency foreign exchange exposures	Increase/(decrease) in equity £m	Increase/(decrease) in equity £m

10 cent appreciation of the Euro	(1,561)	(1,307)

	2019	2018
Equity impact of non-functional currency foreign exchange exposures	Increase/(decrease) in equity £m	Increase/(decrease) in equity £m

10 cent depreciation of the Euro	1,316	1,091

GSK Annual Report 2019    241

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

The tables below present the Group’s sensitivity to a weakening and strengthening of Sterling against the relevant currency based on the composition of net debt as shown in Note 29 adjusted for the effects of foreign exchange derivatives that are not part of net debt but affect future foreign currency cash flows.

	2019	2018
Impact of foreign exchange movements on net debt	(Increase)/decrease in net debt £m	(Increase)/decrease in net debt £m

10 cent appreciation of the US Dollar	(1,051)	(714)

10 cent appreciation of the Euro	74	(60)

10 yen appreciation of the Yen	(5)	15

	2019	2018
Impact of foreign exchange movements on net debt	(Increase)/decrease in net debt £m	(Increase)/decrease in net debt £m
10 cent depreciation of the US Dollar	903	610

10 cent depreciation of the Euro	(63)	50

10 yen depreciation of the Yen	5	(13)

Interest rate sensitivity

The Group is exposed to interest rate risk on its outstanding borrowings and investments where any changes in interest rates will affect future cash flows or the fair values of financial instruments.

The majority of debt is issued at fixed interest rates and changes in the floating rates of interest do not significantly affect the Group’s net interest charge, although the majority of cash and liquid investments earn floating rates of interest.

The table below hypothetically shows the Group’s sensitivity to changes in interest rates in relation to Sterling, US Dollar and Euro floating rate financial assets and liabilities. If the interest rates applicable to floating rate financial assets and liabilities were to have increased by 1% (100 basis points), and assuming other variables had remained constant, it is estimated that the Group’s finance income for 2019 would have decreased by approximately £9 million (2018 – £13 million decrease). A 1% (100 basis points) movement in interest rates is not deemed to have a material effect on equity.

	2019	2018
Income statement impact of interest rate movements	Increase/(decrease) in income £m	Increase/(decrease) in income £m
1% (100 basis points) increase in Sterling interest rates	14	(2)

1% (100 basis points) increase in US Dollar interest rates	(4)	1

1% (100 basis points) increase in Euro interest rates	(19)	(12)

242    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

(h) Contractual cash flows for non-derivative financial liabilities and derivative instruments

The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the Group’s non-derivative financial liabilities on an undiscounted basis. For the purpose of this table, debt is defined as all classes of borrowings except for lease liabilities. Interest is calculated based on debt held at 31 December without taking account of future issuance. Floating rate interest is estimated using the prevailing interest rate at the balance sheet date. Cash flows in foreign currencies are translated using spot rates at 31 December.

At 31 December 2019	Debt £m	Interest on debt £m	Lease liabilities £m	Finance charge on lease liabilities £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	(6,678)	(780)	(240)	(41)	(14,952)	(22,691)

Between one and two years	(3,232)	(742)	(227)	(36)	(912)	(5,149)

Between two and three years	(2,651)	(667)	(119)	(30)	(806)	(4,273)

Between three and four years	(2,318)	(600)	(105)	(23)	(835)	(3,881)

Between four and five years	(1,607)	(559)	(93)	(19)	(799)	(3,077)

Between five and ten years	(5,946)	(2,276)	(296)	(52)	(3,131)	(11,701)

Greater than ten years	(6,976)	(3,328)	(170)	(22)	(984)	(11,480)

Gross contractual cash flows	(29,408)	(8,952)	(1,250)	(223)	(22,419)	(62,252)

Contractual cash flows in respect of operating lease vacant space provisions at 31 December 2018 are excluded from the table below.

At 31 December 2018	Debt £m	Interest on debt £m	Obligations under finance leases £m	Finance charge on obligations under finance leases £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	(5,771)	(714)	(24)	(5)	(14,278)	(20,792)

Between one and two years	(1,775)	(708)	(18)	(2)	(1,107)	(3,610)

Between two and three years	(1,592)	(675)	(11)	(2)	(902)	(3,182)

Between three and four years	(1,592)	(620)	(6)	(1)	(851)	(3,070)

Between four and five years	(1,970)	(567)	(3)	(1)	(826)	(3,367)

Between five and ten years	(5,875)	(2,370)	(6)	(5)	(3,748)	(12,004)

Greater than ten years	(7,579)	(3,764)	–	–	(1,468)	(12,811)

Gross contractual cash flows	(26,154)	(9,418)	(68)	(16)	(23,180)	(58,836)

Anticipated contractual cash flows for the repayment of debt and debt interest have increased by £2.8 billion over the year primarily due to funding of the acquisition of Tesaro.

The table below provides an analysis of the anticipated contractual cash flows for the Group’s derivative instruments excluding equity options which do not give rise to cash flows, and other embedded derivatives, which are not material, using undiscounted cash flows. Cash flows in foreign currencies are translated using spot rates at 31 December. The gross cash flows of foreign exchange contracts are presented for the purpose of this table although, in practice, the Group uses standard settlement arrangements to reduce its liquidity requirements on these instruments.

Cash flows on interest rate swaps are not shown in the table below as they are not significant.

				2019				2018
	Gross cash inflows		Gross cash outflows		Gross cash inflows		Gross cash outflows
	Cross currency interest rate swaps £m	Foreign exchange forward contracts and swaps £m	Cross currency interest rate swaps £m	Foreign exchange forward contracts and swaps £m	Cross currency interest rate swaps £m	Foreign exchange forward contracts and swaps £m	Cross currency interest rate swaps £m	Foreign exchange forward contracts and swaps £m
Due in less than one year	33	33,273	(2)	(33,290)	49	26,680	(3)	(26,802)

Between one and two years	1,529	–	(1,430)	–	48	–	(2)	–

Between two and three years	–	–	–	–	1,599	–	(1,515)	–

Gross contractual cash flows	1,562	33,273	(1,432)	(33,290)	1,696	26,680	(1,520)	(26,802)

The amounts in Gross cash inflows and outflows under Foreign exchange forward contracts and swaps in less than one year have increased compared with 31 December 2018 predominantly from increased levels of net investment hedging and hedging increased levels of external and internal commercial paper balances.

GSK Annual Report 2019    243

Notes to the financial statements continued

44. Employee share schemes

GSK operates several employee share schemes, including the Share Value Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost after a three year vesting period and the Performance Share Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost, subject to the achievement by the Group of specified performance targets. The granting of these restricted share awards has replaced the granting of options to employees as the cost of the schemes more readily equates to the potential gain to be made by the employee. The Group also operates savings related share option schemes, whereby options are granted to employees to acquire shares in GlaxoSmithKline plc at a discounted price.

Grants of restricted share awards are normally exercisable at the end of the three-year vesting or performance period. Awards are normally granted to employees to acquire shares or ADS in GlaxoSmithKline plc but in some circumstances may be settled in cash. Grants under savings-related share option schemes are normally exercisable after three years’ saving. In accordance with UK practice, the majority of options under the savings-related share option schemes are granted at a price 20% below the market price ruling at the date of grant. Options under historical share option schemes were granted at the market price ruling at the date of grant.

The total charge for share-based incentive plans in 2019 was £432 million (2018 – £393 million; 2017 – £347 million). Of this amount, £302 million (2018 – £304 million; 2017 – £276 million) arose from the Share Value Plan. See Note 9, ‘Employee Costs’ for further details.

GlaxoSmithKline share award schemes

Share Value Plan

Under the Share Value Plan, share awards are granted to certain employees at no cost. The awards vest after two and a half to three years and there are no performance criteria attached. The fair value of these awards is determined based on the closing share price on the day of grant, after deducting the expected future dividend yield of 4.2% (2018 – 4.8%; 2017 – 4.8%) over the duration of the award.

Number of shares and ADS issuable	Shares Number (000)	Weighted fair value	ADS Number (000)	Weighted fair value

At 1 January 2017	32,855		17,083

Awards granted	13,018	£13.68	6,610	$35.63

Awards exercised	(10,596)		(5,674)

Awards cancelled	(1,352)		(627)

At 31 December 2017	33,925		17,392

Awards granted	12,751	£13.74	6,503	$35.28

Awards exercised	(11,089)		(5,583)

Awards cancelled	(1,519)		(925)
At 31 December 2018	34,068		17,387

Awards granted	12,814	£15.85	7,008	$37.90

Awards exercised	(11,709)		(6,079)

Awards cancelled	(1,704)		(976)

At 31 December 2019	33,469		17,340

Performance Share Plan

Under the Performance Share Plan, share awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a defined measurement period with dividends reinvested during the same period. For awards granted from 2015, the performance conditions are based on three equally weighted measures over a three-year performance period. These are adjusted free cash flow, TSR and R&D new product performance.

The fair value of the awards is determined based on the closing share price on the day of grant. For TSR performance elements, this is adjusted by the likelihood of that condition being met, as assessed at the time of grant.

During 2019, awards were made of 3.8 million shares at a weighted fair value of £12.40 and 1.4 million ADS at a weighted fair value of $32.41. At 31 December 2019, there were outstanding awards over 12.0 million shares and 3.6 million ADS.

244    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

44. Employee share schemes continued

Share options and savings-related options

For the purposes of valuing savings-related options to arrive at the share-based payment charge, a Black-Scholes option pricing model has been used. The assumptions used in the model are as follows:

	2019 Grant	2018 Grant	2017 Grant
Risk-free interest rate	0.44%	0.76%	0.54%

Dividend yield	4.5%	5.3%	5.9%

Volatility	22%	21%	23%

Expected life	3 years	3 years	3 years

Savings-related options grant price (including 20% discount)	£14.15	£12.09	£10.86

Options outstanding		Share option schemes – shares			Share option schemes – ADS		Savings-related share option schemes
	Number 000		Weighted exercise price	Number 000		Weighted exercise price	Number 000		Weighted exercise price

At 31 December 2019	337		£12.04	290		$37.21	6,016		£12.21

Range of exercise prices on options outstanding at year end	£2.04	–	£12.04	$36.63	–	$37.32	£10.13	–	£14.15

Weighted average market price on exercise during year			£16.13			$41.10			£15.60

Weighted average remaining contractual life			0.2 years			0.2 years			2.1 years

Options over 1.0 million shares were granted during the year under the savings-related share option scheme at a weighted average fair value of £3.00. At 31 December 2019, 5.3 million of the savings-related share options were not exercisable. All of the other share options and ADS options are currently exercisable and all will expire if not exercised on or before 22 July 2020.

There has been no change in the effective exercise price of any outstanding options during the year.

Employee Share Ownership Plan Trusts

The Group sponsors Employee Share Ownership Plan (ESOP) Trusts to acquire and hold shares in GlaxoSmithKline plc to satisfy awards made under employee incentive plans and options granted under employee share option schemes. The trustees of the ESOP Trusts purchase shares with finance provided by the Group by way of loans or contributions. The costs of running the ESOP Trusts are charged to the income statement. Shares held by the ESOP Trusts are deducted from other reserves and amortised down to the value of proceeds, if any, receivable from employees on exercise by a transfer to retained earnings. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

Shares held for share award schemes	2019	2018
Number of shares (000)	36,225	41,391

	£m	£m
Nominal value	9	10

Carrying value	134	160

Market value	645	617

Shares held for share option schemes	2019	2018
Number of shares (000)	139	139

	£m	£m
Nominal value	–	–

Carrying value	1	1

Market value	2	2

GSK Annual Report 2019    245

Notes to the financial statements continued

45. Principal Group companies

The following represent the principal subsidiaries and their countries of incorporation of the Group at 31 December 2019. The equity share capital of these entities is wholly owned by the Group except where its percentage interest is shown otherwise. All companies are incorporated in their principal country of operation except where stated.

England	US

Glaxo Group Limited	Block Drug Company, Inc. (68%)
Glaxo Operations UK Limited	Corixa Corporation
GlaxoSmithKline Capital plc	GlaxoSmithKline Capital Inc.
GlaxoSmithKline Consumer Healthcare Holdings Limited*	GlaxoSmithKline Consumer Healthcare Holdings (US) LLC (68%)
GlaxoSmithKline Consumer Healthcare (UK) Trading Limited (68%)	GlaxoSmithKline Consumer Healthcare, L.P. (59.84%)
GlaxoSmithKline Export Limited	GlaxoSmithKline Holdings (Americas) Inc.
GlaxoSmithKline Finance plc	GlaxoSmithKline LLC
GlaxoSmithKline Holdings Limited *	Human Genome Sciences, Inc.
GlaxoSmithKline Research & Development Limited	GSK Consumer Health, Inc. (68%)
GlaxoSmithKline Services Unlimited *	PF Consumer Healthcare 1 LLC (68%)
GlaxoSmithKline UK Limited	S.R. One, Limited
Setfirst Limited	Stiefel Laboratories, Inc.
SmithKline Beecham Limited	Tesaro, Inc.
ViiV Healthcare Finance Limited (78.3%)	ViiV Healthcare Company (78.3%)
ViiV Healthcare Limited (78.3%)
ViiV Healthcare UK Limited (78.3%)

Europe	Others

GlaxoSmithKline Pharmaceuticals SA (Belgium)	GlaxoSmithKline Australia Pty Ltd (Australia)
GlaxoSmithKline Sante Grand Public SAS (France) (68%)	GlaxoSmithKline Consumer Healthcare Australia Pty Ltd (Australia) (68%)
Laboratoire GlaxoSmithKline (France)	GlaxoSmithKline Brasil Limitada (Brazil)
ViiV Healthcare SAS (France) (78.3%)	GlaxoSmithKline Consumer Healthcare Inc. (Canada) (68%)
GlaxoSmithKline Consumer Healthcare GmbH & Co. KG (Germany) (68%)	GlaxoSmithKline Inc. (Canada)
GlaxoSmithKline GmbH & Co. KG (Germany)	ID Biomedical Corporation of Quebec (Canada)
GSK Vaccines GmbH (Germany)	PF Consumer Healthcare Canada ULC/PF Soins De Sante SRI (Canada) (68%)
GlaxoSmithKline Consumer Healthcare S.p.A. (Italy) (68%)	GlaxoSmithKline Limited (China (Hong Kong))
GlaxoSmithKline S.p.A. (Italy)	Sino-American Tianjin Smith Kline & French Laboratories Ltd (China) (55%)
GSK Vaccines S.r.l. (Italy)	Wyeth Pharmaceutical Co. Ltd (China) (68%)
Pfizer Consumer Manufacturing Italy S.r.l. (Italy) (68%)	GlaxoSmithKline Asia Pvt. Limited (India)
GSK Services Sp z o.o. (Poland)	GlaxoSmithKline Consumer Healthcare Limited (India) (72.5%)
GlaxoSmithKline Trading Services Limited (Republic of Ireland) (i)	GlaxoSmithKline Pharmaceuticals Limited (India) (75%)
GlaxoSmithKline Healthcare AO (Russia) (68%)	GlaxoSmithKline Consumer Healthcare Japan K.K. (Japan) (68%)
GlaxoSmithKline S.A. (Spain)	GlaxoSmithKline K.K. (Japan)
Laboratorios ViiV Healthcare, S.L. (Spain) (78.3%)	ViiV Healthcare Kabushiki Kaisha (Japan) (78.3%)
GSK Consumer Healthcare S.A. (Switzerland) (68%)	GlaxoSmithKline Pakistan Limited (Pakistan) (82.6%)
Glaxo Wellcome Manufacturing Pte Ltd. (Singapore)
GlaxoSmithKline Korea Limited (Republic of Korea)
GlaxoSmithKline llaclari Sanayi ve Ticaret A.S. (Turkey)

(i)

Exempt from the provisions of section 347 and 348 of the Companies Act 2014 (Ireland), in accordance with the exemptions noted in Section 357 of that Act. Further subsidiaries, as disclosed on pages 299 to 310, are exempt from these provisions as they are also consolidated in the group financial statements.

*	Directly held wholly-owned subsidiary of GlaxoSmithKline plc.

The subsidiaries and associates listed above principally affect the figures in the Group’s financial statements. Each of GlaxoSmithKline Capital Inc., GlaxoSmithKline Capital plc and GlaxoSmithKline LLC, is a wholly-owned finance subsidiary of the company, and the company has fully and unconditionally guaranteed the securities issued by each of GlaxoSmithKline Capital Inc., GlaxoSmithKline Capital plc and GlaxoSmithKline LLC.

See pages 299 to 310 for a complete list of subsidiary undertakings, associates and joint ventures, which form part of these financial statements.

246    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

46. Legal proceedings

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations. The most significant of these matters, other than tax matters, are described below. The Group makes provision for these proceedings on a regular basis as summarised in Note 2, ‘Accounting principles and policies’ and Note 31, ‘Other provisions’.

The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosures about such cases would be included in this note, but no provision would be made for the cases.

With respect to each of the legal proceedings described below, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage. The Group does not believe that information about the amount sought by the plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.

Legal expenses incurred and provisions related to legal claims are charged to selling, general and administration costs. Provisions are made, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. For certain product liability claims, the Group will make a provision where there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. At 31 December 2019, the Group’s aggregate provision for legal and other disputes (not including tax matters described in Note 14, ‘Taxation’) was £198 million. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements. If this were to happen, it could have a material adverse impact on the results of operations of the Group in the reporting period in which the judgements are incurred or the settlements entered into.

Intellectual property

Intellectual property claims include challenges to the validity and enforceability of the Group’s patents on various products or processes as well as assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

Dolutegravir/Tivicay/Triumeq/Dovato/Juluca

In September and October 2017, ViiV Healthcare received patent challenge letters under the Hatch-Waxman Act from Cipla, Dr. Reddy’s Labs and Apotex for Triumeq and Tivicay; letters from Lupin and Mylan for Triumeq; and a letter from Sandoz for Tivicay. ViiV Healthcare lists two patents in the FDA Orange Book for Tivicay and Triumeq. One patent covers the molecule dolutegravir and expires on 5 October 2027. The second patent claims a crystal form of dolutegravir and expires on 8 December 2029. All the letters challenged only the later-expiring crystal form patent. Several of the generic companies allege only that the crystal form patent is invalid while others claim the crystal form patent is both invalid and not infringed by their proposed products. In 2017, ViiV Healthcare filed patent infringement suits against all six generic companies. The case against Mylan is now proceeding in the Northern District of West Virginia and is set for trial on 21 September 2020. The cases against the other defendants are proceeding in the US District Court for the District of Delaware. The court has yet to set a trial date for those matters.

In September 2019, ViiV Healthcare received a paragraph IV letter from Cipla relating to Dovato and challenging only the crystal form patent. On 4 November 2019 ViiV Healthcare filed suit against Cipla in the US District Court for the District of Delaware.

In January 2020, ViiV Healthcare received a paragraph IV letter from Lupin relating to Juluca and challenging the crystal form patent as well as a patent relating to the combination of dolutegravir and rilpivirine that expires 24 January 2031. On 28 February 2020 ViiV Healthcare filed suit against Lupin on both patents.

On 7 February 2018, ViiV Healthcare filed patent infringement litigation against Gilead Sciences Inc. (Gilead) over bictegravir in the US District Court for the District of Delaware (U.S. Patent No. 8,129,385) and the Canadian Federal Court (Canadian patent No. 2,606,282). ViiV Healthcare alleged that Gilead’s triple combination HIV drug containing the HIV integrase inhibitor bictegravir infringes ViiV Healthcare’s patent covering dolutegravir and other compounds that include dolutegravir’s unique chemical scaffold. In both the US and Canada, ViiV Healthcare is seeking financial redress rather than injunctive relief.

GSK Annual Report 2019    247

Notes to the financial statements continued

46. Legal proceedings continued

On 12 July 2019, Gilead filed a motion for judgement on the pleadings in the US case, arguing that as a matter of law its bictegravir compound does not infringe ViiV Healthcare’s patent. On 5 February the court denied Gilead’s motion. The US case against Gilead is set for trial on 21 September 2020. In the Canadian matter, a four-day summary trial on the issue of infringement was held on 27-30 January 2020. A decision from the Canadian court is expected by the end of March 2020. On 20 November 2019, ViiV Healthcare commenced actions in the UK, France, Germany, Japan, Korea and Australia against Gilead alleging that Gilead’s Biktarvy infringes certain of ViiV Healthcare’s HIV integrase inhibitor patents.

Kivexa

In June 2017, Biogaran commenced proceedings in France seeking revocation of the French SPC covering Kivexa. No trial date has been set for this action.

In Q2 2018, ViiV Healthcare commenced proceedings against Sandoz in Switzerland. Sandoz countered, challenging the validity of the patent relating to Kivexa. This matter was settled in Q4 2019.

Product liability

The Group is currently a defendant in a number of product liability lawsuits related to the Group’s Pharmaceuticals, Vaccines, and Consumer Healthcare products. The Group has been able to make a reliable estimate of the expected financial effect of the matters discussed in this category and has included a provision, as appropriate, for the matters below in the provision for legal and other disputes. Matters for which the Group has made a provision are also noted in Note 31, ‘Other provisions.’

Avandia

As of January 2020, there are three remaining US Avandia cases. Two are class actions brought by third-party payers asserting claims under the Racketeer Influenced and Corrupt Organizations Act (RICO) and state consumer protection laws. In December 2019, the Third Circuit Court of Appeals reversed the summary judgements granted in favour of the Group and remanded the third-party payer cases back to district court. In the third case, the Santa Clara County (California) Action, the parties have reached an agreement to settle all remaining claims.

Additionally, the class action settlement in Canada has now been approved, and all Avandia class actions in Canada have been either discontinued or dismissed.

Seroxat/Paxil and Paxil CR

The Group has received numerous lawsuits and claims alleging that use of Paxil (paroxetine) has caused a variety of injuries. Most of these lawsuits contain one or more of the following allegations: (i) that use of Paxil during pregnancy caused congenital malformations, persistent pulmonary hypertension or autism; (ii) that Paxil treatment caused patients to commit suicidal or violent acts; and (iii) that the Group failed to warn that patients could experience certain symptoms on discontinuing Paxil treatment.

– Pregnancy

The Group has reached agreements to settle the majority of the US claims relating to the use of Paxil during pregnancy as of January 2020, but eleven lawsuits related to use during pregnancy are still pending in various courts in the US.

The Singh action in Alberta, Canada, seeks to certify a national class action relating to birth defects generally. The court heard argument in January 2020 on the plaintiffs’ class certification motion but has not yet ruled.

Another Canadian class action, Jensen, alleging claims of Paxil (and other SSRI) use and autism was filed in Saskatchewan in January 2017; however, there has been no activity in the case since the filing.

– Acts of violence

As of January 2020, there were six pending claims or cases concerning allegations that patients who took paroxetine or Paxil committed or attempted to commit suicide or acts of violence: five claims or cases are in the US and one case is in Canada. One of the US cases, Dolin, involving the suicide of a man who allegedly took generic paroxetine manufactured by Mylan, resulted in a $3 million verdict for the plaintiff; however, on 22 August 2018 the US Court of Appeals for the Seventh Circuit reversed the jury verdict and found in favour of the Group. The US Supreme Court then denied plaintiff’s certiorari request to review the case. Thereafter, however, the plaintiff filed a motion in the federal district court, asking it to reinstate the jury verdict in light of the US Supreme Court’s pre-emption decision in Merck v. Albrecht. The district court denied the plaintiff’s motion on 11 July 2019, but the plaintiff appealed that decision to the Seventh Circuit, where oral argument was heard on 22 January 2020. A ruling from the Court of Appeals is pending. The remaining US cases involving claims of violence are largely dormant.

In the one pending Canadian action, Carmichael, the Group filed a motion for summary judgement based on the statute of limitations, which was denied. The Group appealed that ruling, and oral argument took place on 16 December 2019. A ruling has not yet been issued.

248    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

46. Legal proceedings continued

– Discontinuation

In the UK, a long-pending group action alleges that Seroxat caused severe discontinuation symptoms. In 2010, the Legal Services Commission (LSC) withdrew public funding from hundreds of claimants, causing termination of most claims. In 2015, the Legal Aid Agency (formerly the LSC) discharged the public funding certificate following a 2013 recommendation of its Special Cases Review Panel that these cases have poor prospects of success.

However, more recently, Fortitude Law was engaged with the purpose of resurrecting the Seroxat group action and obtained third-party funding for the experts and the 103 remaining claimants. The Group asked the court to require the third-party funder to provide security for the litigation costs in the event plaintiffs lose.

On 8 December 2017, the High Court ruled in favour of the Group on its application for an order that the claimants’ litigation funder give security for costs for a sum in excess of the total funding it had committed to the case. The trial of the action commenced in April 2019. The judge dismissed the cases on the grounds that the allegations were insufficient to prove plaintiffs’ claims and that the cases were too far advanced to allow plaintiffs to reframe them. The plaintiffs’ appeal was heard in late October 2019. On 8 November 2019, the Court of Appeal held in favour of GSK, dismissing the appeal unanimously. On 24 January, the Supreme Court issued an order denying plaintiffs’ request to appeal to that court. The case will be sent back to the trial court judge for a determination on whether judgement on these cases now can be entered for GSK.

In addition to the UK matters, there is one individual US discontinuation-type claim pending in the Central District of California. The plaintiff in that matter alleges claims of dystonia/ dyskinesia caused by ingestion of Paxil. Trial is set for 27 October 2020.

PPI litigation

The Group is a defendant in the ongoing proton pump inhibitor (PPI) litigation, in which plaintiffs allege that their use of PPIs caused serious bodily injuries, including acute kidney injury, chronic kidney disease or end-stage renal failure. As of January 2020, there are approximately 1,900 personal injury lawsuits involving Prevacid24HR pending against the Group, nearly all of which are pending in a multi-district litigation (MDL) proceeding in the District of New Jersey. In addition, as part of the consumer business transaction with Pfizer Inc., there are now approximately 2,500 cases involving Nexium24HR pending against the Group in the same MDL. A small subset of cases involving both products are also pending in several state courts.

Manufacturers of other PPIs also are named as co-defendants in the MDL. The Group has filed motions to dismiss several hundred cases, but the MDL Court has not yet ruled on those motions. The first PPI bellwether trial is set for November 2021.

Zantac

The Group has been contacted by several regulatory authorities regarding the detection of genotoxic nitrosamine (NDMA) in Zantac (ranitidine) products. Based on the information received to date and correspondence with regulators, the Group made the decision in September 2019 to suspend the release, distribution and supply of all dose forms of Zantac to all markets pending the outcome of the ongoing tests and investigations. Also, as a precautionary action, the Group made the decision in early October 2019 to initiate a voluntary pharmacy/retail level recall of all Zantac products globally. Ranitidine is subject to regulatory scrutiny and the Group is continuing with investigations into the potential source of NDMA. The first Zantac personal injury claim was filed on 15 October 2019 against GSK and several other pharmaceutical companies in US federal court in the Eastern District of California, followed by additional filings, and on 6 February 2020, a multi-district litigation (MDL) proceeding to hear Zantac cases was established in the Southern District of Florida.

Zofran

Plaintiffs allege that their children suffered birth defects as a result of the mothers’ ingestion of Zofran and/or generic ondansetron for pregnancy-related nausea and vomiting. Plaintiffs assert that the Group sold Zofran knowing it was unsafe for pregnant women, failed to warn of the risks, and illegally marketed Zofran ‘off-label’ for use by pregnant women.

As of January 2020, the Group is a defendant in 413 personal injury lawsuits. All but two of the lawsuits are part of a multi-district litigation (MDL) proceeding in US federal court in the District of Massachusetts.

In the wake of the US Supreme Court’s pre-emption decision in Merck v. Albrecht, the MDL judge directed GSK to re-file its motion for summary judgment on federal pre-emption grounds.

GSK Annual Report 2019    249

Notes to the financial statements continued

46. Legal proceedings continued

The Court heard oral argument on GSK’s renewed motion on 5 November 2019. Additionally, in response to plaintiffs’ claims that FDA would have changed Zofran’s labelling had GSK provided certain additional information to FDA, on 1 November 2019, GSK submitted a Citizen Petition to FDA providing the information identified by plaintiffs and requesting that FDA provide guidance on whether such information merits a label change. The Court has deferred the first trial date to 4 May 2020 to allow FDA time to respond to the Petition.

GSK is also a defendant in four proposed class actions in Canada. There has been no significant activity in these matters.

Sales and marketing and regulation

The Group’s marketing and promotion of its Pharmaceutical and Vaccine products are the subject of certain governmental investigations and private lawsuits brought by litigants under various theories of law. The Group has been able to make a reliable estimate of the expected financial effect of the matters discussed in this category and has included a provision for such matters in the provision for legal and other disputes, except as noted below.

Matters for which the Group has made a provision are also noted in Note 31, ‘Other provisions’.

SFO and SEC/DOJ Anti-corruption enquiries

On 27 May 2014, the UK Serious Fraud Office (SFO) began a formal criminal investigation into the Group’s commercial operations in a number of countries, including China. The SFO inquiry followed investigations initiated by China’s Ministry of Public Security in June 2013 (the ‘China Investigations’). Parallel investigations were undertaken by the US Securities and Exchange Commission (SEC) and the US Department of Justice (DOJ).

While the underlying commercial operations investigations have been resolved, as previously reported, in the course of its inquiry, the SFO had requested additional information from the Group regarding third-party advisers engaged by the company in the course of the China Investigations. The SEC and DOJ are also investigating these matters. The Group is co-operating and responding to these requests. On 22 February 2019, the SFO announced that it had closed its investigation and confirmed that it would be taking no further action against the Group.

The SEC and DOJ investigations into these matters continue.

The Group is unable to make a reliable estimate of the expected financial effect of these investigations, and no provision has been made for them.

Average wholesale price

The Attorney General in Illinois filed suit against the Group and a number of other pharmaceutical companies claiming damages and restitution due to average wholesale price (AWP) and/or wholesale acquisition cost (WAC) price reporting for pharmaceutical products covered by the state’s Medicaid programmes. The case alleged that the Group reported or caused to be reported false AWP and WAC prices, which, in turn, allegedly caused the state Medicaid agency to reimburse providers more money for covered medicines than the agency intended. The state sought recovery on behalf of itself as payer and on behalf of in-state patients as consumers. GSK settled the matter with the state as announced in October 2019, thereby concluding the matter.

Cidra third-party payer litigation

On 25 July 2013, 41 major US healthcare insurers filed a lawsuit against the Group, seeking compensation for reimbursements they made for medicines manufactured between 2000 and 2006 at the Group’s former Cidra plant in Puerto Rico. The insurers claimed that the Group knowingly marketed and sold adulterated drugs manufactured under conditions non-compliant with cGMP (current good manufacturing practices) and that they, as third-party insurers, were unlawfully induced to pay for them. In November 2019, the Group resolved the lawsuit and reached a settlement with all plaintiffs, thereby concluding the matter.

250    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

46. Legal proceedings continued

Anti-trust/competition

Certain governmental actions and private lawsuits have been brought against the Group alleging violation of competition or anti-trust laws. The Group has been able to make a reliable estimate of the expected financial effect of the matters discussed in this category and has included a provision for such matters in the provision for legal and other disputes, except as noted below.

Matters for which the Group has made a provision are also noted in Note 31, ‘Other provisions’.

UK Competition and Markets Authority investigation

On 12 February 2016, the UK Competition and Markets Authority (CMA) issued a decision fining the Group £37.6 million for infringement of the Competition Act, in connection with agreements to settle patent disputes the Group entered into in 2001 and 2002 with potential suppliers of generic paroxetine formulations. The Group appealed to the Competition Appeal Tribunal (CAT), which delivered its initial judgement upholding the fine on 8 March 2018 but referred certain questions of law to the European Union Court of Justice (ECJ). On 30 January 2020, the ECJ issued its judgement endorsing the criteria used by the CMA in levying the fine, and the matter now will return to the CAT for entry of a final judgement.

Lamictal

Purported classes of direct and indirect purchasers filed suit in the US District Court for the District of New Jersey alleging that the Group and Teva Pharmaceuticals unlawfully conspired to delay generic competition for Lamictal, resulting in overcharges to the purchasers, by entering into an allegedly anti-competitive reverse payment settlement to resolve patent infringement litigation. A separate count accuses the Group of monopolising the market.

On 26 June 2015, the Court of Appeals reversed the trial court’s decision to dismiss the case and remanded the action back to the trial court. On 18 May 2016, the trial court denied the indirect purchaser class plaintiffs’ motion for reconsideration of the Court’s dismissal of their claims. As a result, the indirect purchaser class representatives agreed to a settlement to exit the case and resolve their remaining claims. On 13 December 2018, the trial judge granted plaintiffs’ class certification motion, certifying a class of direct purchasers in this action. The Group is pursuing an appeal with the Court of Appeals regarding the class certification. On 18 March 2019, the Third Circuit Court of Appeals granted the Group’s motion agreeing to review the class certification decision. Briefing for the appeal has concluded. Oral argument is expected to occur in March 2020.

Commercial and corporate

The Group is a defendant in certain cases which allege violations of US federal securities and ERISA laws. The Group has been able to make a reliable estimate of the expected financial effect of the matters discussed in this category and has included a provision for such matters in the provision for legal and other disputes. Matters for which the Group has made a provision are also noted in Note 31, ‘Other provisions’.

Securities/ERISA class actions – Stiefel

On 12 December 2011, the US Securities and Exchange Commission (SEC) filed a formal complaint against Stiefel Laboratories, Inc., and Charles Stiefel in the US District Court for the District of Florida, alleging that Stiefel and its principals violated federal securities laws by inducing Stiefel employees to sell their shares in the employee stock plan back to the company at a greatly undervalued price and without disclosing to employees that the company was about to be sold to the Group. After several years of inactivity, the case was re-assigned to a new judge, who set a trial date of 6 July 2020. On 26 February 2020, the parties reached an agreement in principle to settle the case, which is subject to final approval by the SEC.

In addition to the SEC case, one private matter (the Martinolich case) remains. It is also pending in federal district court in Florida but has been stayed pending the trial of the SEC matter. The allegations in the Martinolich case largely track those in the SEC matter: the plaintiff, a former Stiefel employee, alleges that Stiefel and its officers and directors violated the US Employee Retirement Income Security Act (ERISA) and federal and state securities laws by inducing Stiefel employees to sell their shares in the employee stock plan back to Stiefel at a greatly undervalued price and without disclosing to employees that Stiefel was about to be sold to the Group.

GSK Annual Report 2019    251

Company balance sheet – UK GAAP

(including FRS 101 ‘Reduced Disclosure Framework’) as at 31 December 2019

	Notes	2019 £m	2019 £m	2018 £m	2018 £m
Fixed assets – investments	E		54,854		19,987

Current assets:

Trade and other receivables	F		2,210		8,394

Cash at bank			12		12

Total current assets			2,222		8,406
Bank overdrafts			–		(12)
Short term borrowings	G		(1,000)		(3,500)

Trade and other payables	H		(609)		(610)
Total current liabilities			(1,609)		(4,122)

Net current assets			613		4,284

Total assets less current liabilities			55,467		24,271

Provisions for liabilities	I		(4)		(16)

Other non-current liabilities	J		(317)		(282)
Net assets			55,146		23,973

Capital and reserves
Share capital	K		1,346		1,345
Share premium account	K		3,174		3,091
Other reserves			1,420		1,420
Retained earnings:
At 1 January		18,117		22,106
Loss for the year		(53)		(62)

Other changes in retained earnings		31,142		(3,927)
	L		49,206		18,117
Equity shareholders’ funds			55,146		23,973

The financial statements on pages 252 to 256 were approved by the Board on 3 March 2020 and signed on its behalf by

Sir Jonathan Symonds

Chairman

GlaxoSmithKline plc

Registered number: 3888792

Company statement of changes in equity

for the year ended 31 December 2019

	Share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total equity £m
At 1 January 2018	1,343	3,019	1,420	22,106	27,888
Loss and Total comprehensive expense attributable to shareholders	–	–	–	(62)	(62)
Dividends to shareholders	–	–	–	(3,927)	(3,927)
Shares issued under employee share schemes	2	72	–	–	74
At 31 December 2018	1,345	3,091	1,420	18,117	23,973
Loss for the year	–	–	–	(53)	(53)
Distribution received of GlaxoSmithKline Consumer Healthcare Holdings Limited	–	–	–	34,800	34,800
Total comprehensive income for the year	–	–	–	34,747	34,747
Dividends to shareholders	–	–	–	(3,953)	(3,953)
Shares issued under employee share schemes	1	50	–	–	51
Treasury shares transferred to the ESOP Trusts	–	33	–	295	328
At 31 December 2019	1,346	3,174	1,420	49,206	55,146

252    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Notes to the company balance sheet –

UK GAAP (including FRS 101 ‘Reduced Disclosure Framework’)

A) Presentation of the financial statements

Description of business

GlaxoSmithKline plc is the parent company of GSK, a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products, including vaccines, over-the-counter (OTC) medicines and health-related consumer products.

Preparation of financial statements

The financial statements, which are prepared using the historical cost convention (as modified to include the revaluation of certain financial instruments) and on a going concern basis, are prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ and with UK accounting presentation and the Companies Act 2006 as at 31 December 2019, with comparative figures as at 31 December 2018.

As permitted by section 408 of the Companies Act 2006, the income statement of the company is not presented in this Annual Report.

The company is included in the Group financial statements of GlaxoSmithKline plc, which are publicly available.

The following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements, in accordance with FRS 101:

–	Paragraphs 45(b) and 46 to 52 of IFRS 2, ‘Share-based payment’

–	IFRS 7, ‘Financial Instruments – Disclosures’

–	Paragraphs 91-99 of IFRS 13, ‘Fair value measurement’

–	Paragraph 38 of IAS 1, ‘Presentation of financial statements’ comparative information requirements in respect of paragraph 79(a) (iv) of IAS 1

–	Paragraphs 10(d), 10(f), 16, 38(A), 38 (B to D), 40 (A to D), 111 and 134 to 136 of IAS 1, ‘Presentation of financial statements’

–	IAS 7, ‘Statement of cash flows’

–	Paragraph 30 and 31 of IAS 8, ‘Accounting policies, changes in accounting estimates and errors’

–	Paragraph 17 of IAS 24, ‘Related party disclosures’ and the further requirement in IAS 24 to disclose related party transactions entered into between two or more members of a Group.

Accounting convention and standards

The balance sheet has been prepared using the historical cost convention and complies with applicable UK accounting standards.

Accounting principles and policies

The preparation of the balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual amounts could differ from those estimates.

The balance sheet has been prepared in accordance with the company’s accounting policies approved by the Board and described in Note B. These policies have been consistently applied, unless otherwise stated.

Key accounting judgements and estimates

No key accounting judgements or estimates were required in the current year.

B) Accounting policies

Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction. Foreign currency assets and liabilities are translated at rates of exchange ruling at the balance sheet date.

Dividends paid and received

Dividends paid and received are included in the financial statements in the period in which the related dividends are actually paid or received.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated.

Investments in subsidiary companies

Investments in subsidiary companies are held at cost less any provision for impairment and also adjusted for movements in contingent consideration.

Impairment of investments

The carrying value of investments are reviewed for impairment when there is an indication that the investment might be impaired. Any provision resulting from an impairment review is charged to the income statement in the year concerned.

Share-based payments

The issuance by the company to its subsidiaries of a grant over the company’s shares, represents additional capital contributions by the company in its subsidiaries. An additional investment in subsidiaries results in a corresponding increase in shareholders’ equity. The additional capital contribution is based on the fair value of the grant issued, allocated over the underlying grant’s vesting period.

GSK Annual Report 2019    253

Notes to the company balance sheet – UK GAAP

(including FRS 101 ‘Reduced Disclosure Framework’) continued

Taxation

Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are only recognised to the extent that they are considered recoverable against future taxable profits.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the temporary differences are expected to be realised or settled. Deferred tax liabilities and assets are not discounted.

Financial guarantees

Liabilities relating to guarantees issued by the company on behalf of its subsidiaries are initially recognised at fair value and amortised over the life of the guarantee.

C) Operating profit

A fee of £12,000 (2018 – £12,000) relating to the audit of the company has been charged in operating profit.

D) Dividends

The directors declared four interim dividends resulting in a dividend for the year of 80 pence, in line with the dividend for 2018. For further details, see Note 16 to the Group financial statements, ‘Dividends’.

E) Fixed assets – investments

	2019 £m	2018 £m

Shares in GlaxoSmithKline Services Unlimited	637	613

Shares in GlaxoSmithKline Holdings (One) Limited	18	18

Shares in GlaxoSmithKline Holdings Limited	17,888	17,888

Shares in GlaxoSmithKline Consumer Healthcare Holdings Limited	34,800	–

Shares in GlaxoSmithKline Mercury Limited	33	33
	53,376	18,552

Capital contribution relating to share-based payments	1,139	1,139

Contribution relating to contingent consideration	339	296
	54,854	19,987

The shares in GlaxoSmithKline Consumer Healthcare Holdings Limited were received during the year as a dividend in specie as part of a Group reorganisation prior to the acquisition of the Pfizer consumer healthcare business.

F) Trade and other receivables

	2019 £m	2018 £m

Amounts due within one year:

UK Corporation tax recoverable	14	10

Amounts owed by Group undertakings	1,645	7,889

	1,659	7,899

Amounts due after more than one year:

Amounts owed by Group undertakings	551	495
	2,210	8,394

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Financial statements
Investor information

Notes to the company balance sheet – UK GAAP

(including FRS 101 ‘Reduced Disclosure Framework’) continued

G) Short-term borrowings

The £1 billion borrowing at 31 December 2019 relates to the balance of a facility taken out in June 2018 as part of the financing of the buyout of the non-controlling interest in the Consumer Healthcare Joint Venture held by Novartis. The maturity date of the remaining borrowing is now 1 June 2020.

H) Trade and other payables

	2019 £m	2018 £m
Amounts due within one year:
Other creditors	564	567
Contingent consideration payable	22	14
Amounts owed to Group undertakings	23	29
	609	610

The company has guaranteed debt issued by its subsidiary companies from two of which it receives fees. In aggregate, the company has outstanding guarantees over £27.8 billion of debt instruments (2018 – £22.2 billion). The amounts due from the subsidiary company in relation to these guarantee fees will be recovered over the life of the bonds and are disclosed within ‘Trade and other receivables’ (see Note F).

I) Provisions for liabilities

	2019 £m	2018 £m
At 1 January	16	27
Exchange adjustments	–	2
Charge for the year	5	16
Utilised	(17)	(29)
At 31 December	4	16
The provisions relate to a number of legal and other disputes in which the company is currently involved. J) Other non-current liabilities
	2019 £m	2018 £m
Contingent consideration payable	317	282
	317	282

The contingent consideration relates to the amount payable for the acquisition in 2015 of the Novartis Vaccines portfolio. The current year liability is included within ‘Trade and other payables’.

GSK Annual Report 2019    255

Notes to the company balance sheet – UK GAAP

(including FRS 101 ‘Reduced Disclosure Framework’) continued

K) Share capital and share premium account

	Ordinary Shares of 25p each		Share premium account
	Number	£m	£m
Share capital issued and fully paid
At 1 January 2018	5,372,553,820	1,343	3,019
Issued under employee share schemes	6,513,804	2	72
At 31 December 2018	5,379,067,624	1,345	3,091
Issued under employee share schemes	4,034,607	1	50
Ordinary shares acquired by ESOP trusts	–	–	33
At 31 December 2019	5,383,102,231	1,346	3,174

	31 December 2019 000		31 December 2018 000
Number of shares issuable under employee share schemes	57,871		56,723
Number of unissued shares not under option	4,559,027		4,564,209

At 31 December 2019, of the issued share capital, 36,365,045 shares were held in the ESOP Trusts, 393,505,950 shares were held as Treasury shares and 4,953,231,236 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trusts are disclosed in Note 44, ‘Employee share schemes’.

L) Retained earnings

The loss of GlaxoSmithKline plc for the year was £53 million (2018 – £62 million loss). After dividends paid of £3,953 million (2018 – £3,927 million), the effect of £295 million Treasury shares transferred to a subsidiary company (2018 – £nil) and the £34,800 million distribution received of the shares in a subsidiary company, retained earnings at 31 December 2019 stood at £49,206 million (2018 – £18,117 million), of which £38,896 million was unrealised (2018 – £4,096 million). Dividends to shareholders are paid out of the realised profits of the company, which at 31 December 2019 amounted to £10,310 million (2018 – £14,021 million).

M) Group companies

See pages 299 to 310 for a complete list of subsidiaries, associates and joint ventures, which forms part of these financial statements.

256    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Investor information

Financial record

Quarterly trend

An unaudited analysis of the Group results is provided by quarter in Sterling for the financial year 2019.

Income statement – Total

	12 months 2019					Q4 2019
				Reported	Pro-forma				Reported
	£m		£%	CER%	CER%	£m		£%	CER%
Turnover

Pharmaceuticals	17,554		2	–	–	4,558		(5)	(4)

Vaccines	7,157		21	19	19	1,742		18	21

Consumer Healthcare	8,995		17	17	2	2,571		35	37

	33,706		9	8	4	8,871		8	10

Corporate and other unallocated turnover	48					28
Total turnover	33,754		10	8	4	8,899		9	11

Cost of sales	(11,863)		16	16		(3,248)		12	14

Selling, general and administration	(11,402)		15	13		(3,443)		31	31

Research and development	(4,568)		17	15		(1,243)		16	17

Royalty income	351		17	17		82		4	4

Other operating income/(expense)	689					855
Operating profit	6,961		27	23		1,902		22	29
Net finance costs	(814)					(195)

Share of after-tax profits of associates and joint ventures	74					4
Profit before taxation	6,221		30	25		1,711		25	32

Taxation	(953)					(194)

Tax rate %	15.3%					11.4%
Profit after taxation for the period	5,268		30	26		1,517		17	23
Profit attributable to non-controlling interests	623					218

Profit attributable to shareholders	4,645					1,299
Basic earnings per share (pence)	93.9	p	27	23		26.2	p	6	12
Diluted earnings per share (pence)	92.6	p				25.9	p

Income statement – Adjusted
Total turnover	33,754		10	8	4	8,899		9	11

Cost of sales	(10,079)		10	10	5	(2,848)		12	15

Selling, general and administration	(10,715)		13	12	7	(3,117)		23	23

Research and development	(4,339)		16	14	13	(1,164)		14	16

Royalty income	351		17	17	17	82		4	4
Operating profit	8,972		3	–	(3)	1,852		(16)	(11)
Net finance costs	(810)					(197)

Share of after-tax profits of associates and joint ventures	74					4
Profit before taxation	8,236		2	(1)		1,659		(18)	(13)

Taxation	(1,318)					(207)

Tax rate %	16.0%					12.5%
Profit after taxation for the period	6,918		6	3		1,452		(13)	(8)
Profit attributable to non-controlling interests	787					225

Profit attributable to shareholders	6,131					1,227
Adjusted earnings per share (pence)	123.9	p	4	1		24.8	p	(21)	(16)

The calculation of Adjusted results is described on page 50.

258    GSK Annual Report 2019

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Financial statements
Investor information

Financial record continued

Quarterly trend continued

Q3 2019				Q2 2019				Q1 2019
			Reported				Reported				Reported
£m		£%	CER%	£m		£%	CER%	£m		£%	CER%

4,531		7	3	4,307		2	(1)	4,158		4	2

2,308		20	15	1,585		26	23	1,522		23	20

2,526		30	25	1,917		5	4	1,981		–	1
9,365		16	11	7,809		7	5	7,661		6	5

20				–				–
9,385		16	11	7,809		7	5	7,661		6	5

(3,245)		23	21	(2,637)		14	14	(2,733)		14	15

(2,892)		14	11	(2,590)		5	3	(2,477)		7	6

(1,206)		22	18	(1,113)		20	17	(1,006)		11	8

118		26	24	78		7	4	73		38	42

(13)				(63)				(90)
2,147		12	3	1,484		90	80	1,428		15	10
(213)				(216)				(190)

17				(4)				57
1,951		14	4	1,264		>100	94	1,295		17	11

(235)				(214)				(310)

12.0%				16.9%				23.9%
1,716		13	3	1,050		>100	>100	985		30	23
164				86				155

1,552				964				830
31.4	p	9	(1)	19.5	p	>100	>100	16.8	p	50	42
31.0	p			19.3	p			16.7	p

9,385		16	11	7,809		7	5	7,661		6	5

(2,785)		17	15	(2,243)		8	7	(2,203)		1	2

(2,768)		20	16	(2,433)		4	2	(2,397)		5	4

(1,164)		21	17	(1,040)		20	16	(971)		9	6

118		26	24	78		7	4	73		38	42
2,786		10	3	2,171		3	(1)	2,163		12	9
(206)				(220)				(187)

17				(4)				57
2,597		12	4	1,947		–	(4)	2,033		13	10

(411)				(300)				(400)

15.8%				15.4%				19.7%
2,186		16	8	1,647		6	2	1,633		14	10
275				138				149

1,911				1,509				1,484
38.6	p	9	1	30.5	p	9	4	30.1	p	22	18

GSK Annual Report 2019    259

Financial record continued

Pharmaceutical turnover by therapeutic area 2019

	Total				US			Europe			International
	2019	2018		Growth	2019		Growth	2019		Growth	2019		Growth
Therapeutic area/major products	£m	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	3,081	2,612	18	15	1,742	10	6	783	29	29	556	33	31

Ellipta products	2,313	2,049	13	10	1,289	4	–	577	26	27	447	29	27
Anoro Ellipta	514	476	8	5	324	2	(2)	120	19	20	70	23	21
Arnuity Ellipta	48	44	9	5	41	5	3	–	–	–	7	40	20
Incruse Ellipta	262	284	(8)	(10)	161	(13)	(17)	73	(1)	(1)	28	17	17
Relvar/Breo Ellipta	971	1,089	(11)	(13)	381	(34)	(37)	282	11	12	308	21	19
Trelegy Ellipta	518	156	>100	>100	382	>100	>100	102	>100	>100	34	>100	>100

Nucala	768	563	36	33	453	33	28	206	36	37	109	56	50
HIV	4,854	4,722	3	1	3,004	3	(1)	1,156	(3)	(2)	694	13	13

Dolutegravir products	4,633	4,420	5	2	2,938	4	–	1,086	–	–	609	22	22
Tivicay	1,662	1,639	1	(1)	977	(6)	(9)	395	5	6	290	28	28
Triumeq	2,549	2,648	(4)	(6)	1,611	(4)	(7)	626	(11)	(11)	312	15	15
Juluca	366	133	>100	>100	303	>100	>100	56	>100	>100	7	>100	>100
Dovato	56	–	–	–	47	–	–	9	–	–	–	–	–

Epzicom/Kivexa	75	117	(36)	(35)	3	(57)	(57)	23	(48)	(48)	49	(26)	(24)
Selzentry	97	115	(16)	(17)	53	(9)	(12)	29	(17)	(14)	15	(32)	(32)
Other	49	70	(30)	(31)	10	(44)	(44)	18	(25)	(29)	21	(25)	(25)
Immuno-inflammation	613	472	30	25	535	27	23	46	28	28	32	>100	94

Benlysta	613	473	30	25	535	27	23	46	24	24	32	>100	94
Oncology	230	–	–	–	134	–	–	96	–	–	–	–	–

Zejula	229	–	–	–	134	–	–	95	–	–	–	–	–
Established pharmaceuticals	8,776	9,463	(7)	(8)	1,987	(22)	(24)	2,044	(8)	(8)	4,745	1	1

Established Respiratory	3,900	4,316	(10)	(11)	1,415	(21)	(23)	807	(13)	(12)	1,678	4	3
Seretide/Advair	1,730	2,422	(29)	(29)	502	(54)	(56)	502	(16)	(16)	726	–	(1)
Flixotide/Flovent	629	595	6	4	368	11	6	88	(5)	(4)	173	2	2
Ventolin	938	737	27	25	547	55	49	120	(8)	(7)	271	6	7
Avamys/Veramyst	324	300	8	6	(2)	>(100)	>(100)	69	(7)	(5)	257	14	11
Other Respiratory	279	262	6	2	–	–	–	28	–	(4)	251	7	3

Dermatology	445	435	2	3	3	–	–	159	(1)	(1)	283	4	6
Augmentin	602	570	6	6	–	–	–	172	(5)	(4)	430	11	11
Avodart	574	572	–	(1)	4	(67)	(67)	208	(13)	(12)	362	13	11
Imigran/Imitrex	138	141	(2)	(3)	59	2	–	52	(9)	(7)	27	4	–
Lamictal	566	617	(8)	(10)	284	(8)	(12)	112	(1)	–	170	(12)	(13)
Seroxat/Paxil	160	170	(6)	(6)	–	–	–	37	(5)	(5)	123	(6)	(7)
Valtrex	107	123	(13)	(15)	14	(33)	(38)	31	3	3	62	(14)	(15)
Other	2,284	2,519	(9)	(9)	208	(40)	(43)	466	(5)	(4)	1,610	(4)	(4)
Pharmaceuticals	17,554	17,269	2	–	7,402	(1)	(4)	4,125	1	2	6,027	5	4

260    GSK Annual Report 2019

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Financial statements
Investor information

Financial record continued

Pharmaceutical turnover by therapeutic area 2018

	Total				US			Europe			International
	2018	2017		Growth	2018		Growth	2018		Growth	2018		Growth
Therapeutic area/major products	£m	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	2,612	1,930	35	38	1,586	28	31	609	55	54	417	40	45

Ellipta products	2,049	1,586	29	32	1,245	24	27	457	42	41	347	33	38
Anoro Ellipta	476	342	39	42	318	36	39	101	46	45	57	46	54
Arnuity Ellipta	44	35	26	29	39	22	25	–	–	–	5	67	67
Incruse Ellipta	284	201	41	44	186	39	42	74	45	45	24	50	56
Relvar/Breo Ellipta	1,089	1,006	8	10	581	(3)	(1)	253	25	24	255	26	31
Trelegy Ellipta	156	2	>100	>100	121	>100	>100	29	>100	>100	6	–	–

Nucala	563	344	64	66	341	44	48	152	>100	>100	70	84	89
HIV	4,722	4,350	9	11	2,913	8	10	1,194	7	6	615	14	20

Dolutegravir products	4,420	3,870	14	16	2,830	11	13	1,091	18	17	499	28	35
Tivicay	1,639	1,404	17	19	1,036	12	15	377	20	18	226	37	47
Triumeq	2,648	2,461	8	9	1,670	2	5	706	17	15	272	21	25
Juluca	133	5	>100	>100	124	>100	>100	8	–	–	1	–	–
Dovato	–	–	–	–	–	–	–	–	–	–	–	–	–

Epzicom/Kivexa	117	234	(50)	(48)	7	(74)	(74)	44	(61)	(61)	66	(28)	(24)
Selzentry	115	128	(10)	(9)	58	(12)	(11)	35	(17)	(17)	22	10	15
Other	70	118	(41)	(40)	18	(59)	(59)	24	(35)	(38)	28	(26)	(21)
Immuno-inflammation	472	377	25	28	420	24	27	36	33	33	16	45	64

Benlysta	473	375	26	29	420	24	27	37	37	33	16	60	80
Oncology	–	–	–	–	–	–	–	–	–	–	–	–	–

Zejula	–	–	–	–	–	–	–	–	–	–	–	–	–
Established pharmaceuticals	9,463	10,619	(11)	(8)	2,534	(23)	(21)	2,233	(9)	(10)	4,696	(4)	1

Established Respiratory	4,316	5,061	(15)	(13)	1,782	(23)	(21)	924	(13)	(14)	1,610	(4)	–
Seretide/Advair	2,422	3,130	(23)	(21)	1,097	(32)	(30)	599	(19)	(20)	726	(7)	(4)
Flixotide/Flovent	595	596	–	3	333	3	6	93	(2)	(3)	169	(5)	1
Ventolin	737	767	(4)	(1)	352	(7)	(5)	130	(2)	(2)	255	–	7
Avamys/Veramyst	300	281	7	10	–	–	–	74	(3)	(4)	226	11	16
Other Respiratory	262	287	(9)	(7)	–	–	–	28	4	–	234	(9)	(7)

Dermatology	435	456	(4)	–	3	(57)	(57)	161	(1)	(2)	271	(5)	2
Augmentin	570	587	(3)	2	–	–	–	181	(1)	(2)	389	(4)	3
Avodart	572	613	(7)	(5)	12	(20)	(20)	240	(19)	(20)	320	6	11
Imigran/Imitrex	141	168	(16)	(16)	58	(25)	(23)	57	(12)	(14)	26	–	–
Lamictal	617	650	(5)	(3)	310	(7)	(5)	113	6	5	194	(8)	(4)
Seroxat/Paxil	170	184	(8)	(5)	–	–	–	39	–	–	131	(10)	(7)
Valtrex	123	128	(4)	(1)	21	5	5	30	3	3	72	(9)	(4)
Other	2,519	2,772	(9)	(6)	348	(34)	(32)	488	(3)	(4)	1,683	(4)	1
Pharmaceuticals	17,269	17,276	–	2	7,453	(2)	1	4,072	2	1	5,744	–	5

GSK Annual Report 2019    261

Financial record continued

Vaccines turnover 2019

	Total				US			Europe			International
	2019	2018		Growth	2019		Growth	2019		Growth	2019		Growth
Major products	£m	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Meningitis	1,018	881	16	15	430	15	10	343	2	3	245	43	50
Bexsero	679	584	16	16	260	30	25	319	3	4	100	37	48
Menveo	267	232	15	13	170	(2)	(6)	18	6	6	79	93	100
Other	72	65	11	11	–	–	–	6	(25)	(25)	66	16	16
Influenza	541	523	3	1	412	7	3	56	(15)	(15)	73	1	4
Fluarix, FluLaval	541	523	3	1	412	7	3	56	(15)	(15)	73	1	4
Shingles	1,810	784	>100	>100	1,669	>100	>100	54	>100	>100	87	78	76
Shingrix	1,810	784	>100	>100	1,669	>100	>100	54	>100	>100	87	78	76
Established vaccines	3,788	3,706	2	1	1,394	15	11	1,035	(11)	(10)	1,359	1	2
Infanrix, Pediarix	733	680	8	6	360	22	17	213	(20)	(19)	160	36	35
Boostrix	584	517	13	11	299	13	9	156	(4)	(3)	129	43	44
Hepatitis	874	808	8	6	529	16	11	231	(6)	(5)	114	9	10
Rotarix	558	521	7	6	140	11	6	112	2	3	306	7	8
Synflorix	468	424	10	11	–	–	–	54	(7)	(5)	414	13	13
Priorix, Priorix Tetra, Varilrix	232	305	(24)	(23)	–	–	–	100	(37)	(37)	132	(9)	(9)
Cervarix	50	138	(64)	(64)	–	–	–	21	5	5	29	(75)	(76)
Other	289	313	(8)	(7)	66	3	2	148	8	10	75	(33)	(33)
Vaccines	7,157	5,894	21	19	3,905	45	39	1,488	(5)	(4)	1,764	8	9

£% represents growth at actual exchange rates. CER% represents growth at constant exchange rates.

Vaccines turnover 2018

	Total				US			Europe			International
	2018	2017		Growth	2018		Growth	2018		Growth	2018		Growth
Major products	£m	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Meningitis	881	890	(1)	2	374	10	13	336	(14)	(15)	171	7	22
Bexsero	584	556	5	9	200	32	34	311	(9)	(11)	73	18	52
Menveo	232	274	(15)	(12)	174	(7)	(5)	17	(50)	(50)	41	(23)	(15)
Other	65	60	8	7	–	–	–	8	(47)	(47)	57	27	24
Influenza	523	488	7	10	385	7	9	66	35	33	72	(8)	(1)
Fluarix, FluLaval	523	488	7	10	385	7	9	66	35	33	72	(8)	(1)
Shingles	784	22	>100	>100	733	>100	>100	2	–	–	49	–	–
Shingrix	784	22	>100	>100	733	>100	>100	2	–	–	49	–	–
Established vaccines	3,706	3,760	(1)	–	1,209	5	8	1,157	–	(1)	1,340	(8)	(6)
Infanrix, Pediarix	680	743	(8)	(7)	296	(10)	(8)	266	(16)	(17)	118	20	28
Boostrix	517	560	(8)	(7)	265	1	3	162	(12)	(14)	90	(20)	(19)
Hepatitis	808	693	17	19	458	21	24	245	22	21	105	(7)	–
Rotarix	521	524	(1)	1	126	(5)	(2)	110	16	15	285	(4)	(2)
Synflorix	424	509	(17)	(17)	–	–	–	58	(13)	(13)	366	(17)	(18)
Priorix, Priorix Tetra, Varilrix	305	301	1	2	–	–	–	159	(3)	(4)	146	6	9
Cervarix	138	134	3	2	–	–	–	20	(31)	(34)	118	12	12
Other	313	296	6	6	64	45	49	137	32	30	112	(24)	(25)
Vaccines	5,894	5,160	14	16	2,701	45	48	1,561	(2)	(4)	1,632	(3)	–

£% represents growth at actual exchange rates. CER% represents growth at constant exchange rates.

262    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Financial record continued

Five year record

A record of financial performance is provided, analysed in accordance with current reporting practice. The information included in the Five year record is prepared in accordance with IFRS as adopted by the European Union and also with IFRS as issued by the International Accounting Standards Board.

Group turnover by geographic region	2019 £m	2018 £m	2017 £m	2016 £m	2015 £m
US	13,890	11,982	11,263	10,197	8,222

Europe	8,069	7,973	7,943	7,476	6,435

International	11,795	10,866	10,980	10,216	9,266

	33,754	30,821	30,186	27,889	23,923

Group turnover by segment	2019 £m	2018 £m	2017 £m	2016 £m	2015 £m
Pharmaceuticals	17,554	17,269	17,276	16,104	14,157
Vaccines	7,157	5,894	5,160	4,592	3,656

Consumer Healthcare	8,995	7,658	7,750	7,193	6,038
Segment turnover	33,706	30,821	30,186	27,889	23,851

Corporate and other unallocated turnover	48	–	–	–	72

	33,754	30,821	30,186	27,889	23,923

Pharmaceuticals turnover	2019 £m	2018 (revised) £m	2017 (revised) £m	2016 (revised) £m	2015 (revised) £m
Respiratory	3,081	2,612	1,930	1,052	354
HIV	4,854	4,722	4,350	3,556	2,322
Immuno-inflammation	613	472	377	340	263
Oncology	230	–	–	–	–

Established Pharmaceuticals	8,776	9,463	10,619	11,156	11,218

	17,554	17,269	17,276	16,104	14,157

Vaccines turnover	2019 £m	2018 £m	2017 £m	2016 £m	2015 £m
Meningitis	1,018	881	890	662	326
Influenza	541	523	488	414	268
Shingles	1,810	784	22	–	–

Established Vaccines	3,788	3,706	3,760	3,516	3,062

	7,157	5,894	5,160	4,592	3,656

Consumer Healthcare turnover	2019 £m	2018 £m	2017 £m	2016 £m	2015 £m
Wellness	4,526	3,940	4,001	3,726	2,970
Oral health	2,673	2,496	2,466	2,223	1,875
Nutrition	1,176	643	680	674	684

Skin health	620	579	603	570	509

	8,995	7,658	7,750	7,193	6,038

GSK Annual Report 2019    263

Financial record continued

Five year record continued

Financial results – Total	2019 £m	2018 £m	2017 £m	2016 £m	2015 £m

Turnover	33,754	30,821	30,186	27,889	23,923

Operating profit	6,961	5,483	4,087	2,598	10,322

Profit before taxation	6,221	4,800	3,525	1,939	10,526

Profit after taxation	5,268	4,046	2,169	1,062	8,372

	pence	pence	pence	pence	pence

Basic earnings per share	93.9	73.7	31.4	18.8	174.3

Diluted earnings per share	92.6	72.9	31.0	18.6	172.3

	2019 millions	2018 millions	2017 millions	2016 millions	2015 millions

Weighted average number of shares in issue:

Basic	4,947	4,914	4,886	4,860	4,831

Diluted	5,016	4,971	4,941	4,909	4,888

Financial results – Adjusted	2019 £m	2018 £m	2017 £m	2016 £m	2015 £m

Turnover	33,754	30,821	30,186	27,889	23,923

Operating profit	8,972	8,745	8,568	7,671	5,659

Profit before taxation	8,236	8,078	7,924	7,024	5,021

Profit after taxation	6,918	6,543	6,257	5,526	4,045

	pence	pence	pence	pence	pence

Adjusted earnings per share	123.9	119.4	111.8	100.6	74.6

	%	%	%	%	%

Return on capital employed	56.5	134.0	83.4	28.0	152.4

Return on capital employed is calculated as total profit before taxation as a percentage of average net assets over the year.

264    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Financial record continued

Five year record continued

Balance sheet		2019 £m	2018 £m	2017 £m	2016 £m	2015 £m
Non-current assets		60,201	41,139	40,474	42,370	36,859

Current assets		19,491	16,927	15,907	16,711	16,587
Total assets		79,692	58,066	56,381	59,081	53,446

Current liabilities		(24,050)	(22,491)	(26,569)	(19,001)	(13,417)

Non-current liabilities		(37,285)	(31,903)	(26,323)	(35,117)	(31,151)
Total liabilities		(61,335)	(54,394)	(52,892)	(54,118)	(44,568)

Net assets		18,357	3,672	3,489	4,963	8,878

Shareholders’ equity (2018 revised - see Note 1)		11,405	3,781	(68)	1,124	5,114

Non-controlling interests (2018 revised - see Note 1)		6,952	(109)	3,557	3,839	3,764
Total equity		18,357	3,672	3,489	4,963	8,878

Number of employees

		2019	2018	2017	2016	2015
US		16,676	13,804	14,526	14,491	14,696

Europe		40,524	41,943	43,002	42,330	43,538

International		42,237	39,743	40,934	42,479	43,021
		99,437	95,490	98,462	99,300	101,255

Manufacturing		36,925	36,527	38,245	38,372	38,855

Selling		39,184	36,351	37,374	38,158	39,549

Administration		11,249	10,768	11,307	11,244	11,140

Research and development		12,079	11,844	11,536	11,526	11,711
		99,437	95,490	98,462	99,300	101,255

The geographic distribution of employees in the table above is based on the location of GSK’s subsidiary companies. The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GSK on a contract basis.

Exchange rates

As a guide to holders of ADS, the following tables set out, for the periods indicated, information on the exchange rate of US Dollars for Sterling as reported by the Bank of England (4pm buying rate).

The average rate for the year is calculated as the average of the 4pm buying rates for each day of the year.

		2019	2018	2017	2016	2015
Average		1.28	1.34	1.29	1.35	1.53

	2020 Feb	2020 Jan	2019 Dec	2019 Nov	2019 Oct	2019 Sep
High	1.31	1.32	1.33	1.30	1.30	1.25

Low	1.29	1.30	1.29	1.28	1.22	1.21

The 4pm buying rate on 24 February 2020 was £1= US$1.29.

GSK Annual Report 2019    265

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Five year record continued

Adjusted results reconciliation 31 December 2019	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
Turnover	33,754						33,754
Cost of sales	(11,863)	713	30	658	383	–	(10,079)
Gross profit	21,891	713	30	658	383	–	23,675

Selling, general and administration	(11,402)		4	332	104	247	(10,715)
Research and development	(4,568)	64	49	114		2	(4,339)
Royalty income	351						351
Other operating (expense)/income	689			1	(142)	(548)	–
Operating profit	6,961	777	83	1,105	345	(299)	8,972

Net finance costs	(814)			5		(1)	(810)
Share of after-tax profits of associates and joint ventures	74						74
Profit before taxation	6,221	777	83	1,110	345	(300)	8,236

Taxation	(953)	(156)	(17)	(208)	(124)	140	(1,318)
Tax rate	15.3%						16.0%
Profit after taxation	5,268	621	66	902	221	(160)	6,918

Profit attributable to non-controlling interests	623				164		787
Profit attributable to shareholders	4,645	621	66	902	57	(160)	6,131

Earnings per share	93.9p	12.6p	1.3p	18.2p	1.2p	(3.3)p	123.9p

Weighted average number of shares (millions)	4,947						4,947

Adjusted results reconciliation 31 December 2018	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
Turnover	30,821						30,821
Cost of sales	(10,241)	536	69	443	15	–	(9,178)
Gross profit	20,580	536	69	443	15	–	21,643

Selling, general and administration	(9,915)		2	315	98	38	(9,462)
Research and development	(3,893)	44	45	49		20	(3,735)
Royalty income	299						299
Other operating (expense)/income	(1,588)			2	1,864	(278)	–
Operating profit	5,483	580	116	809	1,977	(220)	8,745

Net finance costs	(717)			4	(3)	18	(698)
Profit on disposal of associates	3					(3)	–
Share of after-tax profits of associates and joint ventures	31						31
Profit before taxation	4,800	580	116	813	1,974	(205)	8,078

Taxation	(754)	(109)	(19)	(170)	(239)	(244)	(1,535)
Tax rate	15.7%						19.0%
Profit after taxation	4,046	471	97	643	1,735	(449)	6,543

Profit attributable to non-controlling interests	423				251		674
Profit attributable to shareholders	3,623	471	97	643	1,484	(449)	5,869

Earnings per share	73.7p	9.6p	2.0p	13.1p	30.2p	(9.2)p	119.4p

Weighted average number of shares (millions)	4,914						4,914

266    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Financial record continued

Five year record continued

Adjusted results reconciliation 31 December 2017	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	US tax reform £m	Adjusted results £m
Turnover	30,186							30,186
Cost of sales	(10,342)	546	400	545	80	–		(8,771)
Gross profit	19,844	546	400	545	80	–		21,415

Selling, general and administration	(9,672)			248		83		(9,341)
Research and development	(4,476)	45	288	263		18		(3,862)
Royalty income	356							356
Other operating (expense)/income	(1,965)				1,519	(220)	666	–
Operating profit	4,087	591	688	1,056	1,599	(119)	666	8,568

Net finance costs	(669)			4		8		(657)
Profit on disposal of associates	94					(94)		–
Share of after-tax profits of associates and joint ventures	13							13
Profit before taxation	3,525	591	688	1,060	1,599	(205)	666	7,924

Taxation	(1,356)	(134)	(176)	(209)	(619)	(251)	1,078	(1,667)
Tax rate	38.5%							21.0%
Profit after taxation	2,169	457	512	851	980	(456)	1,744	6,257

Profit attributable to non-controlling interests	637				42		114	793
Profit attributable to shareholders	1,532	457	512	851	938	(456)	1,630	5,464

Earnings per share	31.4p	9.4p	10.5p	17.4p	19.2p	(9.4)p	33.3p	111.8p

Weighted average number of shares (millions)	4,886							4,886

Adjusted results reconciliation 31 December 2016		Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
Turnover		27,889						27,889
Cost of sales		(9,290)	547	7	297	86	2	(8,351)
Gross profit		18,599	547	7	297	86	2	19,538

Selling, general and administration		(9,366)			514		55	(8,797)
Research and development		(3,628)	41	13	159	(81)	28	(3,468)
Royalty income		398						398
Other operating (expense)/income		(3,405)				3,914	(509)	–
Operating profit		2,598	588	20	970	3,919	(424)	7,671

Net finance costs		(664)			4		8	(652)
Share of after-tax profits of associates and joint ventures		5						5
Profit before taxation		1,939	588	20	974	3,919	(416)	7,024

Taxation		(877)	(130)	(5)	(217)	(439)	170	(1,498)
Tax rate		45.2%						21.3%
Profit after taxation		1,062	458	15	757	3,480	(246)	5,526

Profit attributable to non-controlling interests		150				487		637
Profit attributable to shareholders		912	458	15	757	2,993	(246)	4,889

Earnings per share		18.8p	9.4p	0.3p	15.6p	61.6p	(5.1)p	100.6p

Weighted average number of shares (millions)		4,860						4,860

GSK Annual Report 2019    267

Financial record continued

Five year record continued

Adjusted results reconciliation 31 December 2015	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
Turnover	23,923						23,923

Cost of sales	(8,853)	522	147	563	89	12	(7,520)
Gross profit	15,070	522	147	563	89	12	16,403

Selling, general and administration	(9,232)		7	1,009	88	151	(7,977)

Research and development	(3,560)	41	52	319		52	(3,096)

Royalty income	329						329

Other operating (expense)/income	7,715				2,061	(9,776)	–
Operating profit	10,322	563	206	1,891	2,238	(9,561)	5,659

Net finance costs	(653)			5		12	(636)

Profit on disposal of associates	843					(843)	–

Share of after-tax profits of associates and joint ventures	14					(16)	(2)
Profit before taxation	10,526	563	206	1,896	2,238	(10,408)	5,021

Taxation	(2,154)	(161)	(50)	(441)	(352)	2,182	(976)

Tax rate	20.5%						19.4%
Profit after taxation	8,372	402	156	1,455	1,886	(8,226)	4,045

(Loss)/profit attributable to non-controlling interests	(50)				500	(10)	440

Profit attributable to shareholders	8,422	402	156	1,455	1,386	(8,216)	3,605

Earnings per share	174.3p	8.3p	3.2p	30.1p	28.8p	(170.1)p	74.6p

Weighted average number of shares (millions)	4,831						4,831

268    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Pipeline, products and competition

Pharmaceuticals and Vaccines product development pipeline

Key	†	In-license or other alliance relationship with third party,	MAA	Marketing Authorisation Application (Europe)
		with the exception of Rituxan owned by Biogen MA Inc	NDA	New Drug Application (US)
	^	ViiV Healthcare, a global specialist HIV company with	Phase I	Evaluation of clinical pharmacology, usually conducted
		GSK, Pfizer, Inc. and Shionogi Limited as shareholders,		in volunteers
		is responsible for developing and delivering HIV medicines.	Phase II	Determination of dose and initial evaluation of efficacy,
	1	Option-based alliance with Immunocore Ltd.		conducted in a small number of patients
	R	Receipt of Complete Response Letter	Phase III	Large comparative study (compound versus placebo
	BLA	Biological Licence Application		and/or established treatment) in patients to establish
clinical benefit and safety

MAA and NDA/BLA regulatory review milestones shown in the table below are those that have been achieved. Future filing dates are not included in this list.

Achieved regulatory review milestones

Compound	Type	Indication	Phase	MAA	NDA/BLA

Oncology
Zejula (niraparib)†	Poly (ADP-ribose) polymerase (PARP) 1/2 inhibitor	Fourth line treatment ovarian cancer First line maintenance ovarian cancer and other solid tumours	Approved (QUADRA) Submitted (PRIMA) III	Feb20	Oct19 Dec19
dostarlimab†	Anti-programmed cell death protein 1 receptor (PD-1) antibody	dMMR/MSI-H endometrial cancer and other tumours	Submitted (GARNET) III		Dec19
belantamab mafodotin (2857916)†	B-cell maturation antigen antibody drug conjugate	multiple myeloma	Submitted (DREAMM-2) III	Dec19	Dec19
3359609†	Induced T-cell co-stimulator (ICOS) agonist antibody	Head and neck squamous cell carcinoma, non-small cell lung cancer and solid tumours	II/III
bintrafusp alfa (M7824)†	Transforming growth factor beta (TGFß) trap and immune checkpoint (PD-1) inhibitor bispecific	Biliary tract cancer 1L and 2L non-small cell lung cancer and other tumours	II/III II
3377794†	NY-ESO-1 autologous engineered TCR-T cells (engineered TCR)	Sarcoma, solid and heme malignancies	II
molibresib	BET family bromodomain inhibitor	ER+ breast cancer, other solid tumours	II
cobolimab (TSR-022)†	Anti-T-cell immunoglobulin and mucin domain-3 (TIM-3) antibody	non-small cell lung cancer and other tumours	II
3326595†	Protein arginine methyltransferase 5 (PRMT5) inhibitor	Solid tumours, heme malignancies	I/II
4074386 (TSR-033)†	Anti-lymphocyte activation gene-3 (LAG-3) antibody	Cancer	I/II
3174998†	OX40 agonist monoclonal antibody	Cancer	I
1795091	Toll-like receptor 4 (TLR4) agonist	Cancer	I
3368715†	Type I protein arginine methyltransferase 1 (Type I PRMT) inhibitor	Cancer	I
3537142[1]	NY-ESO-1-targeting bispecific	Cancer	I
3745417	STING cytosolic DNA pathway agonist	Cancer	I

HIV^ and Infectious Diseases
Dectova (zanamivir) i.v.†	Neuraminidase inhibitor (i.v.)	Influenza	Approved	Apr19
dolutegravir + lamivudine	HIV integrase strand transfer inhibitor + nucleoside reverse transcriptase inhibitor (NRTI)	HIV infection	Approved	Jul19	Apr19
fostemsavir	HIV attachment inhibitor	HIV infection	Submitted	Jan20	Dec19
cabotegravir + rilpivirine†	HIV integrase strand transfer inhibitor + non- nucleoside reverse transcriptase inhibitor (NNRTI) (long-acting regimen)	HIV infection	Submitted	Jul19	Apr19 R: Dec19
cabotegravir	HIV integrase strand transfer inhibitor (long-acting)	HIV pre-exposure prophylaxis	III
gepotidacin†	triazaacenaphthylene bacterial type II topoisomerase inhibitor	uncomplicated urinary tract infection (uUTI) and gonorrhea (GC)	III
3228836†	HBV antisense oligonucleotide	Hepatitis B	II

GSK Annual Report 2019    269

Pipeline, products and competition continued

Pharmaceuticals and Vaccines product development pipeline continued

Achieved regulatory review milestones

Compound	Type	Indication	Phase	MAA	NDA/BLA

HIV^ and Infectious Diseases continued
3640254	HIV maturation inhibitor	HIV infection	II
3036656†	Leucyl t-RNA synthetase inhibitor	Tuberculosis	II
3810109†	HIV broadly neutralizing antibody	HIV infection	I
3186899†	CRK-12 inhibitor	Visceral leishmaniasis	I
3732394	Combinectin HIV entry inhibitor	HIV infection	I

Immuno-inflammation
Benlysta + Rituxan†	B lymphocyte stimulator monoclonal antibody (s.c.) +	Systemic lupus erythematosus	III
	cluster of differentiation 20 (CD20) monoclonal antibody (i.v.)	Sjogren’s syndrome	II
Benlysta	B lymphocyte stimulator monoclonal antibody (s.c.)	Lupus Nephritis	III
otilimab (3196165)†	Granulocyte macrophage colony- stimulating factor monoclonal antibody	Rheumatoid arthritis	III
2330811	Oncostatin M (OSM) monoclonal antibody	Systemic sclerosis	II
2831781†	Lymphocyte activation gene 3 (LAG3) protein monoclonal antibody	Ulcerative colitis	II
3858279†	CCL17 inhibitor	Pain in osteoarthritis	I

Respiratory
fluticasone furoate + vilanterol† + umeclidinium	Glucocorticoid agonist + long-acting beta2 agonist + muscarinic acetylcholine antagonist	Asthma	Submitted	Jan20	Sep19
mepolizumab	Interleukin 5 (IL5) monoclonal antibody	COPD Hypereosinophilic syndrome, nasal polyposis	III
3772847†	Interleukin 33r (IL33r) monoclonal antibody	Asthma	II
2881078	Selective androgen receptor modulator	COPD muscle weakness	II
3511294†	Interleukin 5 (IL5) long-acting monoclonal antibody	Asthma	I
nemiralisib	Phosphatidylinositol 3-kinase delta (PI3Kd) inhibitor	Activated PI3K delta syndrome	I

Other Pharmaceuticals
daprodustat	Prolyl hydroxylase inhibitor (oral)	Anaemia associated with chronic renal disease	JNDA Submitted III		JNDA: Aug19
oxytocin (inhaled)†	Oxytocin	Postpartum hemorrhage	II
linerixibat	Ileal bile acid transporter (IBAT) inhibitor	Cholestatic pruritus in PBC	II
3439171†	Hematopoietic prostaglandin D2 (hPGD2) synthase inhibitor	Duchenne muscular dystrophy	I

270    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Pipeline, products and competition continued

Pharmaceuticals and Vaccines product development pipeline continued

Achieved regulatory review milestones

Compound	Type	Indication	Phase	MAA	NDA/BLA

Vaccines
Shingrix† (Zoster Vaccine)	Recombinant protein – adjuvanted	Herpes Zoster prophylaxis for immunocompromised	Submitted	Dec19
Bexsero	Recombinant protein	Meningococcal B disease prophylaxis in infants (US)	III
Rotarix	Live attenuated, PCV (Porcine circovirus) free	Rotavirus prophylaxis	Submitted	Nov19
MMR	Live attenuated	Measles, mumps, rubella prophylaxis (US)	III
Therapeutic COPD†	Recombinant protein – adjuvanted	Reduction of the frequency of moderate and severe acute exacerbations in COPD patients by targeting non-typeable Haemophilus influenzae and Moraxella catarrhalis	II
Malaria next generation† (fractional dose)	Recombinant protein – adjuvanted	Malaria prophylaxis (Plasmodium falciparum)	II
Men ABCWY	Recombinant protein – conjugated	Meningococcal A,B,C,W and Y disease prophylaxis in adolescents	II
Menveo	Conjugated. Liquid formulation	Meningococcal A,C,W and Y disease prophylaxis in adolescents	II
Shigella†	Conjugated (tetravalent) and outer membrane vesicles (monovalent)	Shigella diarrhea prophylaxis	II
RSV	Replication-defective recombinant viral vector Recombinant protein Recombinant protein – adjuvanted

Respiratory syncytial virus prophylaxis in paediatric population

Respiratory syncytial virus prophylaxis in pregnant woman population to prevent respiratory syncytial virus lower respiratory tract illness in infants during first Months of life by transfer of maternal antibodies†

Respiratory syncytial virus prophylaxis in older adult population†

II II I/II
Therapeutic HBV†	Prime-boost with viral vector vaccines co- or sequentially administrated with adjuvanted recombinant proteins	Hepatitis B virus therapeutic: functional elimination of immune system mediated chronic infection	I/II
C. Difficile	Recombinant protein – adjuvanted	Active immunization for the prevention of the primary C. Diff diseases and for prevention of recurrences	I
SAM (Rabies model)	Self-Amplifying mRNA	Rabies prophylaxis	I

Brand names appearing in italics are trade marks owned by or licensed to the GSK group of companies.

GSK Annual Report 2019    271

Pipeline, products and competition continued

Pharmaceutical products, competition and intellectual property

			Major	Patent expiry dates[2]

Products	Compounds	Indication(s)	competitor brands	US	EU
Respiratory
Anoro Ellipta	umeclidinium bromide/	COPD	Stiolto Respimat,	2027	2029
	vilanterol trifenatate		Utibron/Ultibro	(NCE)	(NCE)
			Breezhaler,	2027-2030	2022-2026
			Duaklir Genuair	(device/	(device/
			Bevespi, Aerosphere	formulation)	formulation)
Arnuity Ellipta	fluticasone furoate	asthma	Qvar, Pulmicort	2021	2023
			Asmanex, Alvesco	(NCE)	(NCE)
				2027-2030	2022-2026
				(device/	(device/
				formulation)	formulation)
Avamys/Veramyst	fluticasone furoate	rhinitis	Nasonex	2021[1]	2023
Flixotide/Flovent	fluticasone propionate	asthma/COPD	Qvar, Singulair	expired	expired
				(Diskus device)	(Diskus device)
				2020-2026	expired
				(HFA-device)	(HFA-device)
Incruse Ellipta	umeclidinium bromide	COPD	Spiriva Handihaler/	2027	2029
			Respimat, Eklira Genuair	(NCE)	(NCE)
			Seebri Breezhaler	2027-2030	2022-2026
				(device/	(device/
				formulation)	formulation)
Nucala	mepolizumab	severe eosinophilic asthma, EGPA	Xolair, Cinqair,	expired[3]	2020[3]
Fasenra, Dupixent
Relvar/Breo Ellipta	fluticasone furoate/	asthma/COPD	Symbicort, Foster,	2025	2027
	vilanterol trifenatate		Flutiform, Dulera	(NCE)	(NCE)
				2027-2030	2022-2026
				(device/	(device/
				formulation)	formulation)
Seretide/Advair	salmeterol xinafoate/	asthma/COPD	Symbicort, Foster,	expired	expired
	fluticasone propionate		Flutiform, Dulera	(Diskus device)	(Diskus device)
				2020-2026	expired
				(HFA-device)	(HFA-device)
Trelegy Ellipta	fluticasone furoate/	COPD	Trimbow,	2027	2029
	vilanterol trifenatate		Brextri Aerosphere	(NCE)	(NCE)
	umeclidinium bromide			2027-2030	2022-2026
				(device/	(device/
				formulation)	formulation)
Ventolin HFA	albuterol sulphate	asthma/COPD	generic companies	2020-2026	expired
				(HFA-device)	(HFA-device)
Anti-virals
Valtrex	valaciclovir	genital herpes, coldsores, shingles	Famvir	expired	expired
Central nervous system
Lamictal	lamotrigine	epilepsy, bipolar disorder	Keppra, Dilantin	expired	expired
Imigran/Imitrex	sumatriptan	migraine	Zomig, Maxalt, Relpax	expired	expired
Seroxat/Paxil	paroxetine	depression, various anxiety	Effexor, Cymbalta,	expired	expired
		disorders	Lexapro
Cardiovascular and urogenital
Avodart	dutasteride	benign prostatic hyperplasia	Proscar, Flomax,	expired	expired
finasteride
Anti-bacterials
Augmentin	amoxicillin/clavulanate	common bacterial	generic products	NA	expired
	potassium	infections
Oncology
Zejula	niraparib	ovarian cancer	Lynparza, Rubraca	2030	2028
				(NCE)	(NCE)
Immuno-inflammation
Benlysta, Benlysta SC	belimumab	systemic lupus erythematosus		2025	2026

1	Generic competition commenced in 2017.
2	Includes Supplementary Protection Certificates which were granted in multiple countries in EU and patent term extensions granted in the US.
3	Data exclusivity expires 2025 (EU) and 2027 (US).

272    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Pipeline, products and competition continued

Pharmaceutical products, competition and intellectual property continued

			Major	Patent expiry dates[3]

Products	Compounds	Indication(s)	competitor brands	US	EU

HIV
Juluca	dolutegravir, rilpivirine	HIV/AIDS	Descovy, Genvoya,	2027	2029
			Odefsey, Biktarvy	(NCE)	(NCE)
Dovato	dolutegravir, lamivudine	HIV/AIDS	Descovy, Genvoya,	2027	2029
			Odefsey, Biktarvy	(NCE)	(NCE)
Selzentry/Celsentri	maraviroc	HIV/AIDS	Isentress, Intelence,	2021	2022
			Prezista	(NCE)	(NCE)
Tivicay	dolutegravir	HIV/AIDS	Isentress, Prezista	2027[1]	2029
			Symtuza, Reyataz,	(NCE)	(NCE)
			Biktarvy
Triumeq	dolutegravir, lamivudine	HIV/AIDS	Descovy, Genvoya	2027	2029
	and abacavir		Odefsey, Biktarvy	(NCE)	(NCE)

Vaccine products, competition and intellectual property
			Major	Patent expiry dates[3]
Products	Compounds	Indication(s)	competitor brands	US	EU
Bexsero	meningococcal group-B	Meningitis group B prevention	Trumenba	2027	2028
	vaccine
Boostrix	diphtheria, tetanus, acellular	diphtheria, tetanus, acellular	Adacel	expired	expired
	pertussis	Pertussis booster vaccination
Infanrix Hexa/Pediarix	diphtheria, tetanus, pertussis,	Prophylaxis against diphtheria,	Pentacel, Pediacel,	expired	expired
	polio, hepatitis B, Haemophilus	tetanus, pertussis, polio,	Pentaxim, Pentavac,
	influenzae type B (EU)	hepatitis B, Haemophilus	Hexaxim, Hexyon
		influenzae type B (EU)	Vaxelis
Cervarix	HPV 16 & 18 virus like	human papilloma virus	Gardasil (Silgard)	2028	2022
	particles (VLPs), AS04	type 16 and 18
	adjuvant (MPL + aluminium
	hydroxide)
Fluarix Tetra	split inactivated influenza	seasonal influenza prophylaxis	Intenza, Flumist QIV,	2022	2022
	antigens (2 virus subtypes A		Vaxigrip QIV,
	and 2 subtype B)		Fluzone QIV,
			Fluzone High Dose
FluLaval	split inactivated influenza	seasonal influenza prophylaxis	Vaxigrip, Mutagrip,	2022	2022
	antigens (2 virus subtypes A		Fluzone, Influvac,
	and 2 subtype B)		Aggripal, Fluad,
			Intenza, Flumist
Menveo	meningococcal group A, C, W-	Meningitis group A, C, W-135	Nimenrix, Menactra	2025	2025
	135 and Y conjugate vaccine	and Y prophylaxis
Prepandrix	derived split inactivated	pandemic H5N1 influenza	Aflunov, Vepacel	–	2026
	influenza virus antigen,	prophylaxis
	AS03 adjuvant
Priorix, Priorix Tetra[a,b]	live attenuated measles, mumps,	measles, mumps, rubella and	MMR II (M-M-RVaxPro)	expired	expired
Varilrix[b]	rubella and varicella vaccine	chickenpox prophylaxis	Proquad, Varivax
Rotarix	Human rotavirus RIX4414 strain	Rotavirus prophylaxis	Rotateq	–	2020
Synflorix	conjugated pneumococcal	Prophylaxis against invasive	Prevenar (Prevnar)	NA	2024
	polysaccharide	disease, pneumonia,
		acute otitis media
Shingrix	zoster vaccine	herpes zoster	Zostavax	2026	2026
	recombinant, adjuvanted	(shingles)

1	See Note 46 to the financial statements, ‘Legal proceedings’.

2	Generic competition commenced in many markets during 2016.

3	Includes Supplementary Protection Certificates which were granted in multiple countries in EU and patent term extensions granted in the US.

a	Related compounds/indications are measles, mumps and rubella vaccine/prophylaxis

b	Related compound is varicella vaccine

GSK Annual Report 2019    273

Pipeline, products and competition continued

Consumer Healthcare products and competition

Brand	Products	Application	Markets	Competition
Wellness
Respiratory
Otrivin	nasal spray	nasal decongestant	Germany, Netherlands,	Afrin, Bayer, Nasivin, Proctor &
			Norway, Russia, Sweden	Gamble, Tyzine, Johnson & Johnson
Theraflu	hot liquids, tablets, syrups	cold and flu relief	Russia, Poland, US	Tylenol Cold & Flu,
Johnson & Johnson
Mucinex, Reckitt Benckiser
Lemsip, Reckitt Benckiser
Flixonase/Flonase	nasal spray, tablets	allergy relief	US, China, UK, Ireland	Claritin, Bayer, Allegra, Sanofi
Piriton				Zyrtec, Johnson & Johnson
Nicorette (US),	lozenges, gum and	treatment of nicotine withdrawal	global	Nicorette, Johnson & Johnson
NicoDerm,	trans-dermal patches	as an aid to smoking reduction		NiQuitin, Perrigo
Nicotinell		and cessation
(ex. Australia)

Pain relief
Panadol and	tablets, caplets, infant	paracetamol-based treatment	global (except US)	Aspirin, Bayer
Panadol Cold	syrup drops	for headache, joint pain, fever,		Tylenol, Johnson & Johnson
& Flu		cold symptoms
Voltaren	topical gel	non-steroidal, diclofenac based	global (except US)	Aspirin, Bayer
		anti-inflammatory		Tylenol, Johnson & Johnson
Advil	tablets, caplets, gel caplets,	ibuprofen based treatment for	US, Canada, Brazil,	Tylenol, Tylenol PM, Tylenol
non-respiratory	liquid filled suspension, drops	headache, toothache, backache,	Colombia, Mexico	Children’s Motrin, Motrin
range	(children’s)	menstrual cramps, muscular		Children’s, Johnson & Johnson
		pains, minor pain of arthritis		Aleve, Aleve PM, Bayer
Advil Respiratory	tablets	allergy relief and cold & flu		Tylenol Cold & Flu, Johnson &
Cold and Flu,		relief		Johnson, Lemsip, Mucinex,
Advil Respiratory				Reckit Benckiser
Allergy

Other
ENO	effervescent	immediate relief antacid	global (except US)	Estomazil, Hypermarca, Gelusil
Tums	chewable tablets	immediate relief antacid	US	Alka-Seltzer, Bayer
Gaviscon, Reckitt Benckiser
Rolaids, Sanofi
Oral health
Sensodyne,	toothpastes, toothbrushes,	relief of dentinal hypersensitivity.	global	Colgate Sensitive Pro-Relief,
Pronamel	mouth rinse	Pronamel additionally protects		Colgate-Palmolive
		against acid erosion		Elmex, Colgate-Palmolive
Oral B, Procter & Gamble
parodontax/	toothpaste, daily/medicated	helps stop and prevent	global	Colgate Total Gum Health,
Corsodyl	mouthwash, gel and spray	bleeding gums, treats and		Colgate-Palmolive
		prevents gingivitis		Oral B Gum & Enamel Repair,
Crest Gum Detoxify,
Procter & Gamble
Polident,	denture adhesive, denture	improve retention and comfort	global	Fixodent and Kukident,
Poligrip,	cleanser, wipes	of dentures, cleans dentures		Procter & Gamble,
Corega				Steradent, Reckitt Benckiser
Aquafresh	toothpastes, toothbrushes	aids prevention of dental cavities,	global	Colgate, Colgate-Palmolive
	mouthwashes	maintains healthy teeth, gums		Crest, Procter & Gamble
		and fresh breath		Oral-B, Procter & Gamble
Skin health
Zovirax	topical cream and	lip care to treat and prevent	global	Compeed, Johnson & Johnson
Abreva	non-medicated patch	the onset of cold sores		Carmex, Carma Labs
Blistex, Blistex Incorporated
retail own label
ChapStick	lip balm	protect, moisturise, prevent and	global	Blistex, Burt’s Bees, Carmex,
		soothe chapped lips		Carma Labs, EOS, Nivea,
Beiersdorf, Vaseline, Unilever
Nutrition
Centrum	tablets	vitamin and mineral	global	Nutralite, Infinitus Cheong-Kwan-
	gummies	supplementation		Jung, By-Health, Nature Made,
Herbalife, Swisse
Caltrate	tablets, gummies,	calcium supplement	global	Citracal, Bayer, OS-Cal, Nature
	soft chews			Made and private label

274    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Principal risks and uncertainties

The principal risks discussed below are the risks and uncertainties relevant to our business, financial condition and results of operations that may affect our performance and ability to achieve our objectives. They are the risks that we believe could cause our actual results to differ materially from expected and historical results.

During 2019, we continued to embed changes to our risk management and reporting cycle to help us identify, manage and report our most important risks across the organisation in a more consistent and proportionate way. We completed Enterprise Risk Plans for all of our most important risks and ensured businesses adopted them and only adapted them with approval. We deployed confirmation across the organisation, reinforcing leader accountability for risk management, and measured how well the controls set out in the Enterprise Risk Plans had been implemented and gaps closed. We further evolved our risk management process by introducing new reports to the Board with more focus on data and key risk indicators, leading to better informed discussions on risk exposure and action needed. We introduced a new approach to the annual risk review to support CET decisions on any changes required to our most important risks.

We are required to comply with a broad range of laws and regulations which apply to research and development, manufacturing, testing, approval, distribution, sales and marketing of Pharmaceutical, Vaccines and Consumer Healthcare products.

These affect not only the cost of product development but also the time required to reach the market and the likelihood of doing so successfully on an uninterrupted basis.

As rules and regulations change, government interpretation evolves, and our business activities change, the nature of a particular risk may change. Changes to certain regulatory regimes may be substantial. Any change in, and any failure to comply with, applicable laws and regulations could materially and adversely affect our financial results.

Similarly, our global business exposes us to litigation and government investigations, including but not limited to product liability litigation, patent and antitrust litigation and sales and marketing litigation. Litigation and government investigations, including related provisions we may make for unfavourable outcomes and increases in related costs such as insurance premiums, could materially and adversely affect our financial results.

More detail on the status and various uncertainties in our significant unresolved disputes and potential litigation is set out in Note 46 ‘Legal proceedings’.

UK regulations require a discussion of the mitigation activities a company takes to address principal risks and uncertainties. Below is a description of each of our principal risks with a summary of the activities that we take to manage each risk across our businesses. The principal risks and uncertainties are not listed in order of significance.

Patient safety

Risk definition

Failure to appropriately collect, review, follow up, or report human safety information (HSI), including adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Risk impact

The risk impact has the potential to compromise our ability to conduct robust safety signal detection and interpretation and to ensure that appropriate decisions are taken with respect to the risk/ benefit profile of our products, including the completeness and accuracy of product labels and the pursuit of additional studies/ analyses, as appropriate. Additionally, this risk could potentially negatively impact our ability to incorporate verified safety signals into local (country) labelling. This could lead to potential harm to patients, reputational damage, product liability claims or other litigation, governmental investigation, regulatory action such as fines, penalties or loss of product authorisation.

Context

Pre-clinical and clinical trials are conducted during the development of investigational Pharmaceutical, Vaccine and Consumer Healthcare products to determine the safety and efficacy of the products for use by humans. Notwithstanding the efforts we make to determine the safety of our products through appropriate pre-clinical and clinical trials, unanticipated side effects may become evident only when products are widely introduced into the marketplace.

Questions about the safety of our products may be raised not only by our ongoing safety surveillance and post-marketing studies but also by governmental agencies and third parties that may analyse publicly available clinical trial results. Constant vigilance and flexibility are required in order to respond to a varied regulatory environment which continues to evolve and diverge globally. Externally, developments in data interrogation present potential benefits for patient safety but the volume of data to be analysed presents a significant challenge which intensifies when coupled with fragmented regulatory requirements and privacy concerns. In the economic arena, mergers and acquisition activities introduce data integrity risks. Technology presents a significant opportunity for patient safety risk management by creating more reliable data interrogation tools and more accurate data collection mechanisms, even though the pace of Artificial Intelligence development has not been as great as once expected. Cyberattacks are an ever-growing concern given the volume of data and digital dependency.

The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve significant claims for damages related to our products. Litigation, particularly in the US, is inherently unpredictable. Class actions that seek to sweep together all persons who take our products increase the potential liability. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, can represent potentially open-ended exposure and thus, could materially and adversely affect the Group’s financial results.

GSK Annual Report 2019    275

Principal risks and uncertainties continued

Patient safety continued

Mitigating activities

The Chief Medical Officer (CMO) is accountable for the patient safety enterprise risk and has the authoritative role for evaluating and addressing matters of human safety. The CMO is supported by an enterprise-wide Safety Governance Board to provide oversight and management of the control framework, including the risk management process. Product specific safety governance boards are in place to ensure that human safety is addressed proactively throughout the product lifecycle. Each business has a named medical officer and subsidiary business specific boards provide further oversight and governance.

It is our policy that employees are required to report immediately any issues relating to the safety or quality of our products. Each of our country managers is responsible for monitoring, exception tracking and training that helps assure the collection of safety information and reporting the information to the relevant central safety department, in accordance with policy and legal requirements.

Once a Group product is approved for marketing, we have an extensive post-marketing surveillance and signal detection system. Information on possible side effects of products is received from several sources including unsolicited reports from healthcare professionals (HCPs) and patients, regulatory authorities, medical and scientific literature, traditional media and social media.

Information that changes the risk/benefit profile of one of our products will result in certain actions to characterise, communicate and minimise the risk. Proposed actions are discussed with regulatory authorities and can include modifying the prescribing information, communications to physicians and other healthcare providers, restrictions on product prescribing/availability to help assure safe use, and sometimes carrying out further clinical trials. In certain cases, it may be appropriate to stop clinical trials or to withdraw the medicine from the market.

In 2019, we implemented organisational changes to create a more flexible, scalable and fit for purpose organisation to meet changing internal and external demands. We are also investing in system upgrades and quality checks to reduce risks of individual case safety reports.

Product quality

Risk definition

Failure by GSK, its contractors or suppliers to ensure:

–	Appropriate controls and governance of quality in product development

–	Compliance with good manufacturing practice or good distribution practice regulations in commercial or clinical trials manufacture and distribution activities

–	Compliance with the terms of GSK product licences and supporting regulatory activities

Risk impact

A failure to ensure product quality could have far reaching implications in terms of patient and consumer safety, delays in launching products, drug shortages, product recalls, as well as regulatory, legal, and financial consequences, which could materially and adversely affect GSK’s reputation and financial results.

Context

The external environment for product quality continues to be challenging. The single biggest change since 2018 is the political instability and uncertainty surrounding the delivery of Brexit and the implications for medicine supply continuity both into and out of mainland Europe. Two new sets of requirements are due to be implemented by EMA shortly and we are preparing for both. In the first quarter of 2020, there will be new reporting requirements on potential drug shortages and from May 2020 there are new regulations covering the licensing of medical devices.

Technological developments are increasingly used to both enhance manufacture and to support the inclusion of packaging features that help secure the legitimate supply chain e.g. serialisation. The threat of cyberattacks remains a key risk to the integrity of product quality data and its audit trail.

Significant changes are taking place in GSK as we implement the new organisational alignments and IPTc strategy. These changes are assessed by the Quality organisations to ensure our quality procedures and governance can facilitate the strategy whilst also ensuring that no unintended consequences increase our product quality risk.

Mitigating activities

An extensive global network of quality and compliance professionals is aligned with each business unit to provide oversight and assist with the delivery of quality performance and operational compliance, from site level to senior management level. Management oversight of those activities is accomplished through a hierarchy of quality councils and through an independent Chief Product Quality Officer and Global Product Quality Office that provides oversight of product quality risk across the company.

We have developed and implemented a single Quality Management System that defines the quality standards and systems for our businesses associated with Pharmaceuticals, Vaccines and Consumer Healthcare products and clinical trial materials. This system has a broad scope and is applicable throughout the product lifecycle from R&D to mature commercial supply. It is augmented by a consolidation of the numerous regulatory requirements defined by markets across the world which assures that it meets external expectations for product quality in the markets supplied. It is based on the internationally recognised principles from the ‘ICH Q10: Pharmaceutical Quality Systems’ framework.

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Principal risks and uncertainties continued

Product quality continued

The Quality Management System is routinely updated to ensure that it keeps pace with the evolving external regulatory environment and with new scientific understanding of our products and processes. As part of our drive to continually improve the operational deployment of our Quality Management System, we are making our policies and procedures simpler to understand and implement, as well as adopting innovative tools to give a more user-friendly experience. All staff members are regularly trained in regulatory expectations, learnings from inspections and current procedures to ensure continued maintenance of cGMP standards.

We have implemented a risk-based approach to assessing and managing third party suppliers that provide materials which are used in finished products. Contract manufacturers making our products are expected to comply with GSK standards and are regularly audited to provide assurance that standards are met.

Product Incident Committee processes are in place to investigate product issues and make recommendations on remediation activities including where necessary, the recall of product from the marketplace in order to protect patients and consumers. A complaints process is also in place to ensure GSK responds to product quality issues raised by patients and customers.

Allegations of non-compliance or misconduct received through formal and informal ‘Speak Up’ channels are reviewed and triaged by independent functions. Global disciplinary and enforcement procedures apply to any breaches of our standards, initiated following an investigation.

Key risk indicators are leveraged to support risk management activities and we provide the Corporate Executive Team and Risk Oversight and Compliance Council with an integrated assessment of product quality performance.

Financial controls and reporting

Risk definition

Failure to comply with current tax laws or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation.

Risk impact

Non-compliance with existing or new financial reporting and disclosure requirements, or changes to the recognition of income and expenses, could expose us to litigation and regulatory action and could materially and adversely affect our financial results. In the current period of significant political uncertainty especially in the USA and UK, there can be significant changes at short notice. Failure to comply with any changes in the substance or application of the governing laws covering transfer pricing, dividends, tax credits, and intellectual property could materially and adversely affect our financial results.

Significant losses may arise from inconsistent application of treasury policies, transactional or settlement errors, or counterparty defaults.

Context

The Group is required by the laws of various jurisdictions to disclose publicly its financial results and events that could materially affect the financial results of the Group. Regulators routinely review the financial statements of listed companies for compliance with new, revised or existing accounting and regulatory requirements. The Group believes that it complies with the appropriate regulatory requirements concerning our financial statements and disclosure of material information including any transactions relating to business restructuring such as acquisitions and divestitures. However, should we be subject to an investigation into potential non-compliance with accounting and disclosure requirements, this can lead to restatements of previously reported results and significant penalties.

Our Treasury group deals in high value transactions, mostly foreign exchange and cash management transactions, daily. These transactions involve market volatility and counterparty risk.

The Group’s effective tax rate reflects rates of tax in the jurisdictions in which the Group operates that are both higher and lower than the UK rate and considers regimes that encourage innovation and investment in science by providing tax incentives which, if changed, could affect the Group’s tax rate. In addition, the worldwide nature of our operations means that our intellectual property, R&D and manufacturing operations are centered in several key locations. A consequence of this is that our cross-border supply routes, necessary to ensure supplies of medicines into numerous end markets, can be complex and result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. Tax legislation itself is also complex and differs across the countries in which we operate. As such, tax risk can also arise due to differences in the interpretation of such legislation. The tax charge included in our financial statements is our best estimate of tax liability pending audits by tax authorities.

We expect there to be continued focus on tax reform driven by initiatives of the Organisation for Economic Cooperation & Development to address the taxation of the digital economy and European Commission initiatives including the use of fiscal state aid investigations. Together with domestic initiatives around the world, these may result in significant changes to established tax principles and an increase in tax authority disputes. These, regardless of their merit or outcomes, can be costly, divert management attention and may adversely impact our reputation and relationship with key stakeholders.

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Principal risks and uncertainties continued

Financial controls and reporting continued

Mitigating activities

Financial results are reviewed and approved by regional management and then reviewed with the Financial Controller and the Chief Financial Officer (CFO). This allows our Financial Controller and our CFO to assess the evolution of the business over time, and to evaluate performance to plan. Significant judgments are reviewed and confirmed by senior management. Technical or organisational transformation and newly acquired activities are integrated into risk assessments and appropriate controls and reviews are applied.

We maintain a control environment designed to identify material errors in financial reporting and disclosure. The design and operating effectiveness of key financial reporting controls are regularly reviewed by management and tested by external third parties. A minimum standard control set is in place for all finance locations irrespective of size and reviewed by management and monitored independently. This provides us with the assurance that controls over key financial reporting and disclosure processes have operated effectively. Our Global Finance Risk Management and Controls Centre of Excellence provides extra support during significant transformations such as system deployment or management/structural reorganisations. We also add operational resources to ensure processes and controls are maintained during such changes. Additional risk mitigation has been introduced by amending the programme timelines of system upgrades to optimize delivery.

The Disclosure Committee, reporting to the Board, reviews the Group’s quarterly results and Annual Report and determines throughout the year, in consultation with its legal advisors, whether it is necessary to disclose publicly information about the Group through Stock Exchange announcements. We keep up-to-date with the latest developments in financial reporting requirements by working with our external auditor and legal advisors.

The Treasury Management Group meets on a regular basis to seek to ensure that liquidity, interest rate, counterparty, foreign currency transaction and foreign currency translation risks are all managed in line with the conservative approach as detailed in the associated risk strategies and policies which have been adopted by the Board.

Counterparty exposure is subject to defined limits approved by the Board for both credit rating and individual counterparties. Oversight of Treasury’s role in managing counterparty risk in line with agreed policy is performed by a Corporate Compliance Officer, who operates independently of Treasury. Further details on mitigation of Treasury risks can be found on pages 227 to 229, Note 43 ‘Financial instruments and related disclosures’.

Tax risk is managed through robust internal policies, processes, training and compliance programmes to ensure we have alignment across our business and meet our tax obligations. We seek to maintain open, positive relationships with governments and tax authorities worldwide and we welcome constructive debate on taxation policy. We monitor government debate on tax policy in our key jurisdictions to deal proactively with any potential future changes in tax law. We engage advisors and legal counsel to confirm the implications for our business of tax legislation. Where appropriate, we are active in providing relevant business input to tax policy makers. Significant decisions are submitted for consideration to the Tax Governance Board which meets quarterly and comprises senior personnel from across GSK’s Finance division.

Our tax affairs are managed on a global basis through a coordinated team of tax professionals led by the Global Head of Tax who works closely with the business. Our tax professionals are suitably qualified for the roles they perform, and we support their training needs in order that they continue to be able to provide up to date technical advice. We submit tax returns according to statutory time limits and engage with tax authorities to seek to ensure our tax affairs are current, entering arrangements such as Continuous Audit Programmes and Advance Pricing Agreements where appropriate. These agreements provide long-term certainty for both tax authorities and for us over the tax treatment of our business. In exceptional cases where matters cannot be settled by agreement with tax authorities, we may have to resolve disputes through formal appeals or other proceedings.

Anti-bribery and corruption (ABAC)

Risk definition

The ABAC risk comprises five sub-risk areas:

–	Bribery of public officials by GSK

–	Bribery of commercial and other non-public entities by GSK

–	Bribery by third parties acting on behalf of GSK

–	GSK employees receiving and/or requesting bribes and/or other undue personal benefit

–	Other corruption-non-compliance with laws and regulations related to money laundering or facilitation of tax evasion by third parties/clients/partners.

Risk impact

Failure to mitigate this risk could expose the Group and associated persons to governmental investigation, regulatory action, and civil and criminal liability and may compromise the Group’s ability to supply its products under certain government contracts. In addition to legal and financial penalties, a failure to prevent bribery through complying with ABAC legislation and regulations could have substantial implications for the reputation of the company, the credibility of senior leaders, and an erosion of investor confidence in our governance and risk management.

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Principal risks and uncertainties continued

Anti-bribery and corruption (ABAC) continued

Context

The macro risk level remains unchanged as we continue to see legal frameworks similar to the UK and US develop in emerging economies; high standards are expected of individuals and corporations aided by improved technology and increased enforcement.

The overall environment for ABAC in 2019 remained challenging. Divergence of legislation is making compliance harder and countries are increasingly holding individuals accountable as well as corporations, increasing the employer duty of care. Society is holding corporations to ever higher standards with technology providing a speedy and anonymous avenue for dissemination of previously privileged information or even damaging false reports. Enforcement actions and penalties have increased across the globe with focus on use of third-party intermediaries. Supportive aspects of new policies include Latin America moving towards compliance regimes like those established by the US and UK. In India there was an amendment of the Corruption Act (2018) which explicitly makes an offence to pay a bribe. China has introduced significant anti-bribery and anti-corruption/legislative and regulatory reforms.

The GSK exposure remains unchanged.

Mitigating activities

Programme governance is provided through Enterprise Risk Management overseen by the ABAC/TPO Governance Board which includes representation from key functional areas and the business. This joint board was created in 2019 to ensure strategic focus across the two principle risk areas as they have considerable co-dependency.

We have an enterprise-wide ABAC programme designed to ensure compliance with our ABAC policies and mitigate the risk of bribery and corruption. It builds on our business standards, values and expectations to form a comprehensive and practical approach to compliance and is flexible to the evolving nature of our business.

We have appropriate controls in place such as training, awareness raising, strong monitoring around transactions and payments to third parties. We plan to continue with pre and post-transaction ABAC due diligence, increase the capabilities in the business on monitoring, oversight and red flag resolution of third parties; review controls and accountabilities of government officials. We continue to understand and assess our money-laundering risk exposure and mitigate any existing risk.

Our Code of Conduct, values and expectations, and commitment to zero tolerance are integral to how we mitigate this risk. In light of the complexity and geographic breadth of this risk, we constantly evolve our oversight of activities and data, reinforce to our workforce clear expectations regarding acceptable behaviours, and maintain regular communications between the centre and local markets.

Our ABAC programme is built on best in class principles and is subject to ongoing review and development. It provides us with the basis from which we seek to manage the risk from top down and bottom up. For example, the programme comprises top-level commitment from the Board of Directors and leadership, and a new data analytics programme to create and embed local key risk indicators to enable targeted intervention and risk management activities.

The programme is underpinned by a global ABAC policy and written standards that address commercial and other practices that give rise to ABAC risk. In addition, the programme mandates enhanced controls over interactions with government officials and during business development transactions. Controls in our ABAC policy establish due diligence requirements for the engagement of third parties. The ABAC team continually works together with the TPO team to address and improve controls and monitoring requirements when engaging third parties.

We provide mandatory periodic ABAC training to our staff and relevant third parties in accordance with their roles, responsibilities and the risks they face.

We have a dedicated ABAC team responsible for the implementation and evolution of the programme in response to developments in the internal and external environment. For example, in 2019 we introduced a global process to centrally document conflicts of interest (COI) of employees and complementary workers supported by a simpler policy to ensure we can collate and report on COI management in the organisation.

This is complemented with independent oversight and assurance undertaken by the Audit & Assurance and Independent Business Monitoring teams. Issues identified during oversight and assurance exercises as well as resulting from investigations are used to identify areas for specific intervention in the markets as well as to continuously improve the programme.

We continually benchmark our ABAC programme against other large multinational companies and use external expertise and internal insights to drive improvements in the programme.

Formal and informal ‘Speak Up’ channels are available to report misconduct or non-compliance. Allegations of non-compliance are reviewed and triaged by the central investigations team and allocated for investigation as appropriate.

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Principal risks and uncertainties continued

Commercial practices

Risk definition

Failure to engage in commercial activities that are consistent with the letter and spirit of the law, industry, or the Group’s requirements relating to marketing and communications about our medicines and associated therapeutic areas; appropriate interactions with healthcare professionals (HCPs) and patients; and legitimate and transparent transfer of value.

Risk impact

Failure to manage risks related to commercial practices could materially and adversely affect our ability to deliver our strategy and long-term priorities. Failure to comply with applicable laws, rules and regulations may result in governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs which could result in government sanctions, and criminal and/or financial penalties. Failure to provide accurate and complete information related to our products may result in incomplete awareness of the risk/ benefit profile of our products and possibly suboptimal treatment of patients and consumers. Any practices that are found to be misaligned with our values could also result in reputational harm and dilute trust established with external stakeholders.

Context

We continue to evolve our business operations (including acquisitions and joint ventures) to operate on a global basis in an industry that is both highly competitive and highly regulated. Our competitors may make significant product innovations and technical advances and may intensify price competition. In light of this competitive environment, continued development of commercially viable new products and the development of additional uses for existing products that reflect insights which help ensure those products address the needs of patients/consumers, HCPs, and payers are critical to achieve our strategic objectives.

As other pharmaceutical, vaccine and consumer companies, we face downward price pressure in major markets, declining emerging market growth, rapidly evolving digital landscape, and negative foreign exchange impact.

Developing new Pharmaceutical, Vaccine and Consumer Healthcare products is a costly, lengthy and an uncertain process. A product candidate may fail at any stage, including after significant economic and human resources have been invested. Our competitors’ products or pricing strategies, or any failure on our part to develop commercially successful products, or to develop additional uses for existing products, could materially and adversely affect our ability to achieve our strategic objectives.

We are committed to the ethical and responsible commercialisation of our products to support our purpose to improve the quality of human life by enabling people to do more, feel better, and live longer. To accomplish this purpose, we engage the healthcare community in various ways to provide important information about our medicines.

Promotion of approved products seeks to ensure that HCPs globally have access to information they need, that patients and consumers have access to the information and products they need and that products are prescribed, recommended or used in a manner that provides the maximum healthcare benefit to patients and consumers. We are committed to communicating information related to our approved products in a responsible, legal and ethical manner.

Mitigating activities

Our strategic objectives are designed to ensure we achieve our purpose of helping people do more, feel better and live longer. We continue to strive for new product launches that are competitive and resourced effectively. We also strive to have a healthy proportion of the Group’s sales ratio attributable to new product or innovation sales.

This innovation helps us defray the effect, for example, of downward price pressure in major markets, declining emerging market growth, rapidly evolving digital landscape, and negative foreign exchange impact. Establishing new products that are priced to balance expectations of patients and consumers, HCPs, payers, shareholders, and the community enables us to maintain a strong global business and remain relevant to the needs of patients and consumers. Our values and behaviours provide a guide for how we lead and make decisions. We constantly strive to do the right thing and deliver quality products and ensure supply is sustained to meet customer needs and demand requirements, seeking to ensure our actions reflect our values, behaviours and the purpose of our company.

We have taken action to enhance and improve standards and the application of data analytics and e-commerce channels. We have policies and standards governing commercial activities undertaken by us or on our behalf. Training has been implemented to support the evolution of our activities to all relevant employees. All of these activities we conduct worldwide must conform to high ethical, regulatory, and industry standards. Where local standards differ from global standards, the more stringent of the two applies. Where the standards of an acquired company or joint venture partner differ from our global standards, we will expediently remediate legacy policies and implement revisions to gain alignment. We have harmonised policies and procedures to guide above-country commercial practice processes as well as clarified applicable standards for operations in the various markets in which we operate. Each business has adopted the Internal Control Framework to support the assessment and management of its risks. Commercial practices activities have appropriate monitoring programmes and oversight from business unit Risk Management and Compliance Boards that manage risks across in-country business activities. Where in the past we have fallen below our own or any other regulatory or industry standards, we have sought to improve both the framework and culture for our compliance processes.

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Principal risks and uncertainties continued

Commercial practices continued

All promotional materials and activities must be reviewed and approved according to our policies and standards, and conducted in accordance with local laws and regulations, to seek to ensure that these materials and activities fairly represent the products or services of the Group. When necessary, we have disciplined (up to and including termination) employees who have engaged in misconduct and claw back remuneration from senior management in the event of misconduct

We made changes to our incentive programme for our Pharmaceutical and Vaccines sales representatives to better recognise and reward individual effort. Specifically, in Specialty Care, the capped variable pay element of a sales representative’s compensation will be evaluated on the basis of individual sales targets. The changes were implemented in the US, UK and Canada from July 2019 supported by a comprehensive training, control, and monitoring framework to ensure implementation of the new programme is fully aligned with GSK’s values-based approach to HCP engagement.

We allow fair market value payments to be made by GSK to expert practitioners to speak about our innovative medicines and vaccines in a limited number of countries during a restricted time period in a product’s lifecycle. Controls and training ensure appropriate oversight across the markets. We report payments to individual HCPs as part of our commitment to transparency and responsible disclosure.

Consumer Healthcare has developed a Digital risk plan to support implementation of a robust control framework. Actions include development of new written standards, use of tools to increase visibility and control over social media presence, and an increase in management monitoring.

GSK is committed to comply with all applicable sanctions laws and regulations, and it has deployed a sanctions programme designed to enable management of sanctions risk. The programme, owned by Finance, comprises of various systems and controls including, but not limited to, policies and procedures, training and awareness, screening, monitoring and risk reporting.

Privacy

Risk definition

The failure to collect, secure, use and destroy personal information (PI) in accordance with data privacy laws can lead to harm to individuals and GSK, including fines and operational, financial and reputational risk.

Risk impact

Non-compliance can lead to harm to individuals and GSK. It can also damage trust between GSK and individuals, communities, business partners and government authorities.

The General Data Protection Regulation (GDPR), with other privacy legislation following suit, increased the enforcement powers of supervisory authorities, including the ability to impose fines and to suspend processing of PI. GDPR and other privacy laws also give individuals the right to bring collective legal actions against GSK for failure to comply with data privacy laws.

Context

Data privacy legislation is diverse with limited harmonisation or simplification, despite Europe’s adoption of GDPR. It is challenging for multi-nationals to standardise their approach to compliance with data privacy laws due to the high-level of local variation. Governments are enforcing compliance with data privacy laws more rigorously. The focus on the ethical use of PI is growing, over and above compliance with data privacy laws, due to an increase in data volume processed and advancements in technology. Individuals are more aware of their rights under data privacy laws.

Mitigating activities

The Chief Compliance Officer is also the chairperson of the Privacy Governance Board (PGB), which oversees GSK’s overall data privacy operating model. Each business and function have appointed a Risk Owner who is accountable for the oversight of privacy risks in that business or functional area. They are supported by Privacy Leaders within their business or function. Additionally, in some countries data privacy laws require a Data Protection Officer (DPO) to be appointed. GSK has appointed a single DPO for the European Union, who is represented and supported in specific countries by Country Privacy Advisors. The Chief Compliance Officer is the Enterprise Risk Owner (ERO). The ERO has appointed a delegate risk owner, the Global Privacy Officer (GPO) who has accountability on a day-to-day basis for designing and implementing the control framework. The GPO co-leads the cross-functional Privacy Centre of Excellence (CoE), together with the Global Privacy Counsel. They are supported by Privacy Officers and Privacy Counsel for each Region and multiple Country Privacy Advisors (who are familiar with local privacy regulations).

GSK has evolved the initial control framework implemented for GDPR to be a comprehensive privacy control framework based on global privacy principles common across many local privacy laws. This global framework is now being deployed in countries with robust privacy legislation in place or coming into effect soon to strengthen local risk mitigation measures.

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Principal risks and uncertainties continued

Privacy continued

The Privacy Centre of Excellence in Global Ethics and Compliance is responsible for (i) improving the control framework further; (ii) implementing the control framework outside of the European Economic Area; (iii) remediating certain existing business activities to ensure compliance with GDPR and (iv) deploying a comprehensive training programme to drive greater awareness and accountability for managing PI across the entire organisation. Key roles of the privacy network at GSK will be certified with an accredited international privacy association.

Through monitoring, we continuously improve our processes, such as issue identification, reporting and handling. We have implemented a legislative scanning process to detect and assess new privacy regulations early allowing us to prepare and mitigate regulatory risk to GSK. The Privacy Centre of Excellence is involved in new business development opportunities at an early stage to ensure appropriate due diligence is performed and the right steps are taken when onboarding or splitting off a business unit.

Research practices

Risk definition

Research practices risk is the failure to adequately conduct ethical and sound pre-clinical and clinical research. In addition, it is the failure to engage in scientific activities that are consistent with the letter and spirit of the law and industry, or the Group’s requirements. It comprises the following sub-risks: Non-clinical & laboratory research; Human subject research; Data integrity; Care, welfare and treatment of animals; Human biological samples management; Data disclosure; Regulatory filings and engagement; Scientific engagement; and Intellectual property.

Risk impact

The impacts of the risk include harm to human subjects, reputational damage, failure to obtain the necessary regulatory approvals for our products, governmental investigation, legal proceedings brought against the Group by governmental and private plaintiffs (product liability suits and claims for damages), loss of revenue due to inadequate patent protection or inability to supply GSK products, and regulatory action such as fines, penalties, or loss of product authorisation. Any of these consequences could materially and adversely affect our financial results and cause loss of trust from our customers and patients.

Context

Research relating to animals can raise ethical concerns however, in many cases, research in animals is the only method that can be used to investigate the effects of a potential new medicine in a living body other than in humans. Animal research provides critical information about the causes and mechanisms of diseases and therefore remains a vital part of our research. We continually seek ways in which we can minimise our use of animals in research whilst complying with regulatory requirements and reduce the impact on the animals used.

Clinical trials in healthy volunteers and patients are used to assess and demonstrate an investigational product’s efficacy and safety, or further evaluate the product once it has been approved for marketing. We also work with human biological samples. These samples are fundamental to the discovery, development and safety monitoring of our products. GSK is committed to ensuring that human biological samples are managed in accordance with relevant laws, regulations and ethical principles, in a manner that respects the interests of the sample donors.

The integrity of our data is essential to success in all stages of the research data lifecycle: design, generation, recording and management, analysis, reporting, storage and retrieval. Our research data is governed by legislation and regulatory requirements. Research data and supporting documents are core components at various stages of pipeline progression decision-making and form the content of regulatory submissions, publications and patent filings. Poor data integrity can compromise our research efforts and negatively impact company reputation.

There are innate complexities and interdependencies required for regulatory filings, particularly given our global research and development footprint. Continually changing and increasingly stringent submission requirements continue to increase the complexity of worldwide product registration. The continued supply of GSK medicines to patients is dependent on the ongoing compliance and maintenance of these licenses across many geographies whose requirements and timelines differ. The secure management of the high volume of lifecycle changes to these licenses and their renewal is critical to enable compliant supply. Failure to maintain licenses will directly impact patients and company revenue.

Scientific engagement, defined as the interaction and exchange of information between GSK and external communities to advance scientific and medical understanding, including the appropriate development and use of our products, is an essential part of scientific discourse. Such non-promotional engagement with external stakeholder groups is vital to GSK’s purpose and necessary for scientific and medical advance. Scientific engagement activities are essential but present legal, regulatory, and reputational risk if the sharing of data, invited media coverage or payments to HCPs have, or are perceived to have, promotional intent.

A wide variety of biological materials are used by GSK in discovery, research and development phases. Through the Convention on Biological Diversity (CBD) and the Nagoya Protocol, the international community has established a global framework regulating access to, and use of, genetic resources of non-human origin in R&D.

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Principal risks and uncertainties continued

Research practices continued

We support the principles of access and benefit sharing to genetic resources as outlined in the CBD and the Nagoya Protocol, recognising the importance of appropriate, effective and proportionate implementation measures at national and regional levels.

Patent rights are awarded to protect innovation and play an important role in providing GSK with a competitive advantage in the market for a limited period of time. Any loss of patent protection in a market for GSK’s products developed through our R&D, including reducing the term, availability or scope of patent rights, could materially and adversely affect our financial results in that market. Absence of adequate patent or data exclusivity protection, which could lead to, for example, competition from manufacturers of generic or biosimilar pharmaceutical products, could limit the opportunity to rely on such markets for future sales growth for our products, which could also materially and adversely impact our financial results.

Following expiration of certain intellectual property rights, a generic or biosimilar manufacturer may lawfully produce a generic version of a product. Introduction of generic products typically leads to a rapid and dramatic loss of sales and reduces our revenues and margins for our proprietary products.

Mitigating activities

We have an established Office of Animal Welfare, Ethics and Strategy (OAWES), led by the Chief Veterinary Officer, that supports the humane and responsible care of animals, shares knowledge and advocates for the application of non-animal alternatives. The OAWES provides a framework of animal welfare governance, promotes application of 3Rs (replacement, refinement and reduction of animals in research), conducts quality assessments, manages a program of external animal diligence, and develops and deploys strategies on reproducibility and translatability.

The Chief Medical Officer oversees the following enterprise Medical Governance Boards:

–	The Human Subject Research Board is in place to provide oversight for the human subject research sponsored and supported by us to ensure it conforms to ethical, medical and scientific standards

–	The Data Disclosure Board provides oversight for disclosure of our sponsored and supported human subject research. We make information available on our clinical studies, including summaries of the results – whether positive or negative. We were the first company to publish clinical study reports that form the basis of submissions to regulatory agencies and we have publicly posted more than 2,500 clinical study reports in addition to more than 6,000 study result summaries

–	Specific accountability and authorisation for scientific engagement is overseen by the Scientific Engagement and Promotional Practices Board. This Board is responsible for oversight of applicable policies and seeking to ensure the highest level of integrity and continuous development of scientific engagement

We have a Global Human Biological Samples Management (HBSM) governance framework in place to oversee the ethical and lawful acquisition and management of human biological samples. Our HBSM Enterprise Risk Management Team works to minimise the risks related to the acquisition, storage, use, transfer, and disposal of HBS.

It remains an important priority to enhance our data integrity controls. Data Integrity Committees are in place to provide oversight and Data Integrity Quality Assurance teams conduct assessments to provide independent business monitoring of our internal controls for R&D activities.

The Regulatory Governance Board serves as the global regulatory risk management and compliance board, promoting compliance with regulatory requirements and procedures, and oversees Group-wide written standards for cross business regulatory processes. A significant program is in progress to transform regulatory information management systems to replace and modernise information systems cross-enterprise.

We established an Access and Benefit Sharing Centre of Excellence to oversee applicable requirements and enforcement measures for the acquisition and use of genetic material of non-human origin in scope of the Nagoya Protocol.

R&D maintains and controls pre-publication procedures to guard against public disclosure in advance of filing patent applications. In addition, because loss of patent protection can occur due to lack of data integrity in preparing patent application data and information, legal experts collaborate with R&D to support the review process for new patent applications.

The Research practices risk is overseen by an Enterprise framework that seeks to ensure strengthened governance across the R&D businesses in Pharmaceuticals, Vaccines and Consumer Healthcare.

Under the leadership of the Research Practices Enterprise Risk Owner, management of the risk takes a pragmatic approach to information sharing, streamlining risk identification and escalation, while ensuring ownership stays with the business.

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Principal risks and uncertainties continued

Third party oversight (TPO)

Risk definition

There is a risk that our third parties fail to meet their contractual, regulatory or ethical obligations resulting in significant operational, reputational, legal and financial risk for GSK (and in some cases our employees directly).

Put simply, there is a risk that third parties fail to deliver the goods and services we expect or fail to deliver them in a legal and compliant way.

Risk impact

Failure to adequately manage third party relationships could result in business disruption and exposure to risks ranging from sub-optimal contractual terms and conditions, to severe business and legal sanctions and/or significant reputational damage. Any of these consequences could materially and adversely affect our business operations and financial results.

Context

Third parties are critical to our business delivery and are an integral part of the solution to meeting our business objectives. We rely on third parties, including suppliers, advisors, distributors, individual contractors, licensees, and other pharmaceutical and biotechnology collaboration partners for discovery, manufacture, and marketing of our products and for supporting other important business processes.

These business relationships present a material risk. For example, we share critical and sensitive information such as marketing plans, clinical data, and employee data with specific third parties who are conducting the relevant outsourced business activities. Inadequate protection or misuse of this information by third parties could have significant business impact. Similarly, we use distributors and agents in a range of activities such as promotion and tendering which have inherent risks such as inappropriate promotion or corruption. Insufficient internal compliance and controls by the distributors could affect our reputation. These risks are further increased by the complexities of working with large numbers of third parties across a diverse geographical spread.

Mitigating activities

To guide and enforce our global principles for interactions with third parties we have a global policy framework applicable to buying goods and services, managing our external spend, paying and working with our third parties. This policy framework applies to all employees and complementary workers worldwide.

The enterprise-wide TPO programme takes an enterprise-wide view of third party related risks to ensure compliance with our ABAC policies and additional risks such as Labour Rights, Health and safety and Human safety information. It forms a comprehensive and practical approach to third party oversight that is flexible to the evolving nature of our business and the type of engagement being managed. The programme is designed and governed through the Global Ethics and Compliance organisation and has been globally deployed. The operational service assisting the business in completion of assessments transitioned to Global Procurement in early 2019 to bring it closer to other core procurement processes. TPO has strengthened risk assessment, contractual terms and due diligence efforts on third parties and improved the overall management of our third party risks through the lifecycle of the third party engagement.

We have a dedicated TPO team responsible for the implementation and evolution of the programme in response to developments in the internal and external environment. Programme governance is provided through Enterprise Risk Management overseen by the ABAC and TPO Governance Board which includes representation from key functional areas and the business. This joint board was created in 2019 to ensure strategic focus across the two principle risk areas as they have considerable co-dependency. An example of this is the new ABAC Conflict of Interest tool which better protects GSK when working with third parties. Global Ethics and Compliance are working with the Global Procurement, Legal and Tech organisations to plan further simplifications in order to maintain oversight and reduce complexity for the business.

Each business leadership team retains ultimate accountability for managing third party interactions and risks. When working with third parties, our employees are expected to manage external interactions and commitments responsibly. This expectation is embedded in our values and Code of Conduct. It is our responsibility that all activities carried out on our behalf are performed safely and in compliance with applicable laws and our values, expectations, standards and Code of Conduct (See ABAC report above).

Our programme is complemented with independent oversight and assurance undertaken by the Audit & Assurance and Independent Business Monitoring teams. We review the TPO programme against other large multinational companies and use external expertise and internal insights to drive improvements in the programme.

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Principal risks and uncertainties continued

Environment, health and safety & sustainability (EHS&S)

Risk definition

Failure in management of:

–	execution of hazardous activities;

–	GSK’s physical assets and infrastructure;

–	handling and processing of hazardous chemicals and biological agents;

–	control of releases of substances harmful to the environment in both the short and long term; leading to incidents which could disrupt our R&D and Supply activities, harm employees, harm the communities we operate in and harm the environment and its longer-term sustainability.

Risk impact

Failure to manage EHS&S risks could lead to significant harm to people, the environment and communities in which we operate, fines, failure to meet stakeholder expectations and regulatory requirements, litigation or regulatory action, and damage to the Group’s reputation, which could materially and adversely affect our financial results.

Context

GSK is subject to health, safety and environmental laws of various jurisdictions. These laws impose duties to protect people, the environment, and the communities in which we operate, as well as potential obligations to remediate contaminated sites. Overall, our control framework for managing EHS&S risk is effective and our frequency of serious events is similar to peers and lower than for high hazard industries e.g. petrochemicals.

Mitigating activities

The Corporate Executive Team (CET) is responsible for EHS&S governance and risk oversight and ensures there is an effective control framework in place and in use to manage the risks, impacts and legal compliance issues that relate to EHS&S across each of our businesses. This includes assigning responsibility to senior managers for providing and maintaining those controls and ensuring that tiered monitoring and governance processes are in place within their businesses. Individual managers seek to ensure that the EHS&S control framework is effective and well implemented in their respective business area and that it is fully compliant with all applicable laws and regulations, adequately resourced, maintained, communicated, and monitored. Additionally, each employee is personally responsible for ensuring that all applicable local standard operating procedures are followed by them and expected to take responsibility for EHS&S matters.

Our risk-based, proactive approach is articulated in our Global EHS&S policy and detailed in our global EHS&S standards against which we audit all our operations to ensure compliance. We ensure hazards are appropriately controlled through safe design of facilities, plant and equipment and by following rigorous procedures that help us provide effective barriers to protect employees’ health and well-being.

Control of antibiotic emissions from manufacturing effluents, is an increasing concern for a number of stakeholders (forming part of their wider concern around AMR – antimicrobial resistance). To address this, we are ensuring that all our own manufacturing facilities and those of our suppliers are following good operational practice and meeting emission limits as defined by the AMR Alliance Manufacturing Framework.

During the year we made an assessment of our business resilience to climate change against the Task Force on Climate-related Financial Disclosures (TCFD) framework guidelines. We did not identify any fundamental risks to our overall business.

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Principal risks and uncertainties continued

Information security

Risk definition

The risk that unauthorised disclosure, theft, unavailability or corruption of GSK’s information or key information systems may lead to harm to our patients, workforce and customers, disruption to our business and/or loss of commercial or strategic advantage, damage to our reputation or regulatory sanction.

Risk impact

Failure to adequately protect critical and sensitive systems and information may result in loss of commercial or strategic advantage and could materially affect our ongoing business operations, such as scientific research, clinical trials and manufacturing and supply chain activities.

Further, inadequately applying controls that would be expected of GSK may result in regulatory fines or present a reputational risk to the organisation.

Context

We rely on critical and sensitive systems and data, such as corporate strategic plans, intellectual property, manufacturing systems and trade secrets. There is the potential that our computer systems or information may be exposed to misuse or unauthorised disclosure.

GSK operates a highly ‘connected’ information network that exposes our confidential research and development, manufacturing, commercial, workforce and financial data to the risk of external attacks. GSK’s Digital and Data Analytics Strategy also substantially increases the businesses dependency on digital assets and distributed data, while increasing the number of assets potentially impacted by a cyberattack. As threats evolve, we cannot provide broad assurances that the significant efforts we deliver in the protection and monitoring of our systems and information will always be successful in preventing compromise or disruption. Cybersecurity losses increasingly involve highly-resourced and organised threat actors such as nation-states and online criminal collectives targeting GSK’s large and complex information technology (IT) and operational technology (OT) footprint, as well as the systems of our supply chain partners (including outsourced operations). This means that our systems and information have been and will continue to be the target of cyberattacks. Additionally, extensive use of third parties to store and process our data increases GSK’s reliance on suppliers to operate effectively. This dependence increases the complexity around security controls and practices. It also reduces GSK’s ability to monitor controls and effectively investigate and respond to incidents involving GSK information or systems. While GSK stands at the ready to address cybersecurity incidents and risks as they occur, in the past year GSK has not experienced a material cybersecurity incident that would have resulted in substantial harm to GSK (e.g., injury to reputation, financial performance, and customer and vendor relationships).

Mitigating activities

We have a global information security policy and accompanying information technology standards and processes that are supported through a dedicated team and programme of activity. The GSK Technology, Security, and Risk function provides strategy, direction, and oversight, including active monitoring of cybersecurity, while enhancing our global information security capabilities, through an ongoing programme of investment. The following mitigation activities represent the significant investments we have made in the past year and will continue to improve in the coming year:

–	Engaging external expertise and next generation tools to fully map and inventory IT and OT environment to enable high confidence of a real time snapshot of all connected devices within the network and improve our patching timeframe on some systems from months to weeks/days.

–	A site technology refresh plan has been approved and underway for the GSK’s most substantial sites.

–	A significant upgrade of tools is funded and progressing focused on key control areas.

–	GSK’s core information technology organisation, information security organisation, and business units are working together to validate critical apps and data stores to ensure we have adequate backup and restore capabilities.

–	A new unified security standard has been approved across all sites and an operational technology security office has been established under the CISO. Tooling in IT is being extended with each deployment in the OT programme.

–	Deployment of new tools and a prioritised deployment plan for identity and access management is fully resourced and is moving at speed addressing financial and manufacturing systems as priorities for 2019 and will continue for the balance of systems over the coming years.

–	A plan for the enhancement of third-party practices to automate the visibility of security of critical vendors has been established and is in process.

–	A team dedicated solely to securing our systems and data during our expansion in growth markets (e.g. China) has been formed and is being overseen by the CISO.

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Principal risks and uncertainties continued

Supply continuity

Risk definition

Failure to deliver a continuous supply of compliant finished product; inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations.

Risk impact

We recognise that failure to supply our products can adversely impact consumers and patients who rely on them. A material interruption of supply or exclusion from healthcare programmes could expose us to litigation or regulatory action and financial penalties that could adversely affect the Group’s financial results. The Group’s international operations, and those of its partners, expose our workforce, facilities, operations and information technology to potential disruption from natural events (e.g. storm, earthquake), man-made events (e.g. trading barriers imposed at short notice, civil/political unrest, terrorism), and global emergencies (e.g. coronavirus outbreak, Ebola outbreak, flu pandemic). It is important that we have robust crisis management and recovery plans in place to manage such events.

Context

Our supply chain operations are subject to review and approval by various regulatory agencies that effectively provide our license to operate. Failure by our manufacturing and distribution facilities or by suppliers of key services and materials could lead to litigation or regulatory action such as product recalls and seizures, interruption of supply, delays in the approval of new products, and suspension of manufacturing operations pending resolution of manufacturing or logistics issues.

We rely on materials and services provided by third party suppliers to make our products, including active pharmaceutical ingredients, antigens, intermediates, commodities, and components for the development, manufacture and packaging of Pharmaceutical, Vaccine and Consumer Healthcare products. Some of the third-party services procured, such as services provided by contract manufacturing and clinical research organisations to support development of key products, are important to ensure continuous operation of our business.

Although we undertake risk mitigation, we recognise that certain events could nevertheless still result in delays or service interruptions. We use effective crisis management and business continuity planning to provide for the health and safety of our people and to minimise impact to us, by maintaining functional operations following a natural or man-made disaster, or a public health emergency.

Mitigating activities

The supply chain model adopted in Pharmaceuticals, Vaccines and Consumer Healthcare business units is designed to ensure the supply, quality and security of our products globally, as far as possible.

Supply Chain Governance Committees within each business unit are used to closely monitor the inventory status and delivery of our products, with the aim of ensuring that customers have the products they need. Improved links between commercial forecasting and manufacturing made possible by our core commercial cycle should, over time, reduce the risk associated with demand fluctuations and any impact on our ability to supply or the cost of write-offs where products exceed their expiry date. Each node of the supply chain is also periodically reviewed to ensure adequate safety stock, while balancing working capital in our end-to-end supply chain. Particular attention is placed on mitigating supply risks associated with medically critical and high-revenue products.

We routinely monitor the compliance of manufacturing external suppliers and service providers to identify and manage risks in our supply base. Where practical, we minimise our dependence on single sources of supply for critical items. Where alternative sourcing arrangements are not possible for certain materials, our inventory strategy aims to limit the impact and ultimately protect the supply chain from unanticipated disruption.

We continue to implement anti-counterfeit systems such as product serialisation in accordance with new and emerging supply chain requirements around the world such as the EU Falsified Medicines Regulation.

A corporate policy requires each business and functional area head to ensure effective crisis management and business continuity plans are in place that include authorised response and recovery strategies, key areas of responsibility and clear communication routes, before any business disruption occurs. Corporate Security supports the business by: coordinating crisis management and business continuity training; facilitating simulation exercises; assessing our preparedness and recovery capability; and providing assurance oversight of our central repository of plans supporting our critical business processes.

Each business unit performs risk oversight through their respective Risk Management and Compliance Board (RMCB) to assure adequate risk mitigation including identifying new and emerging threats. For example, we have taken a coordinated approach to evaluate and manage the implications for our business arising from Brexit.

These activities help ensure an appropriate level of readiness and response capability is maintained. We also develop and maintain partnerships with external bodies like the Business Continuity Institute and the UN International Strategy for Disaster Risk Reduction, which helps improve our business continuity initiatives in disaster-prone areas and supports the development of community resilience to disasters.

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Shareholder information

Share capital and control

Details of our issued share capital and the number of shares held in Treasury as at 31 December 2019 can be found in Note 36 to the financial statements, ‘Share capital and share premium account’.

Our Ordinary Shares are listed on the London Stock Exchange and are also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS). Each ADS represents two Ordinary Shares. For details of listed debt and where it is listed refer to Note 29 to the financial statements, ‘Net debt’.

Holders of Ordinary Shares and ADS are entitled to receive dividends (when declared), the company’s Annual Report, to attend and speak at general meetings of the company, to appoint proxies and to exercise voting rights.

There are no restrictions on the transfer, or limitations on the holding, of Ordinary Shares and ADS and no requirements to obtain approval prior to any transfers. No Ordinary Shares or ADS carry any special rights with regard to control of the company and there are no restrictions on voting rights. Major shareholders have the same voting rights per share as all other shareholders. There are no known arrangements under which financial rights are held by a person other than the holder of the shares and no known agreements on restrictions on share transfers or on voting rights.

Shares acquired through the Group’s employee share plans rank equally with the other shares in issue and have no special rights. The trustees of our Employee Share Ownership Plan trusts have waived their rights to dividends on shares held by those trusts.

Exchange controls and other limitations affecting security holders

Other than certain economic sanctions, which may be in force from time to time, there are currently no applicable laws, decrees or regulations in force in the UK restricting the import or export of capital or restricting the remittance of dividends or other payments to holders of the company’s shares who are non-residents of the UK. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the UK under English law or the company’s Articles of Association on the right to be a holder of, and to vote in respect of, the company’s shares.

Interests in voting rights

Other than as stated below, as far as we are aware, there are no persons with significant direct or indirect holdings in the company. Information provided to the company pursuant to the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (DTR 5) is published on a Regulatory Information Service and on the company’s website, www.gsk.com.

The company has received notifications in accordance with DTR 5 of the following notifiable interests in the voting rights in the company’s issued share capital:

	31 December 2019		24 February 2020
	No. of voting rights(1)	Percentage of total voting rights(2)	No. of voting rights	Percentage of total voting rights(2)
BlackRock, Inc	332,238,289	6.40%	332,238,289	6.40%

(1)	Comprising an indirect interest in 329,124,508 ordinary Shares and a holding of 3,113,781 Qualifying Financial Instruments (CFD).
(2)	Percentage of total voting rights at the date of notification to the company.

The company has not acquired or disposed of any interests in its own shares during the period under review, with the exception of those transferred from Treasury to satisfy awards under the Group’s employee share plans.

Share buy-back programme

The Board has been authorised to issue and allot Ordinary Shares under Article 9 of the company’s Articles of Association. The power under Article 9 and the authority for the company to make purchases of its own shares are subject to shareholder authorities which are sought on an annual basis at our Annual General Meeting (AGM). Any shares purchased by the company may be cancelled or held as Treasury shares or used for satisfying share options and grants under the Group’s employee share plans.

Our programme covers purchases of shares for cancellation or to be held as Treasury shares, in accordance with the authority renewed by shareholders at the AGM in May 2019, when the company was authorised to purchase a maximum of just under 497 million shares. Details of shares purchased, those cancelled, those held as Treasury shares and those subsequently transferred from Treasury to satisfy awards under the Group’s employee share plans are disclosed in Note 36 to the financial statements, ‘Share capital and share premium account’.

In determining specific share repurchase levels, the company considers the development of free cash flow during the year. No shares have been purchased since 2014.

The company confirms that it does not currently intend to make any market purchases in 2020. The company will review the potential for future share buy-backs in line with its usual annual cycle and subject to return and ratings criteria.

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Shareholder information continued

Share capital and control continued

Market capitalisation

The market capitalisation, based on shares in issue excluding Treasury shares, of GSK at 31 December 2019 was £88.76 billion. At that date, GSK was the 5th largest company by market capitalisation in the FTSE index.

Share price	2019	2018	2017
	£	£	£
At 1 January	14.91	13.23	15.62

At 31 December	17.79	14.91	13.23

Increase/(decrease)	19.3%	12.7%	(15.3)%

High during the year	18.19	16.22	17.22
Low during the year	14.36	12.43	12.76

The table above sets out the middle market closing prices. The company’s share price increased by 19.3% in 2019. This compares with an increase in the FTSE 100 index of 12.1% during the year. The middle market closing share price on 24 February 2020 was £16.30.

Nature of trading market

The following tables set out, for the periods indicated, the high and low middle market closing prices in pence for the company’s shares on the London Stock Exchange, and the high and low closing prices in US dollars for the company’s ADS on the NYSE.

	Ordinary Shares		ADS
	Pence per share		US dollars per share
	High	Low	High	Low
February 2020*	1815	1630	47.12	41.92
January 2020	1846	1762	47.89	46.21
December 2019	1819	1707	47.32	44.65
November 2019	1762	1697	45.48	43.85
October 2019	1782	1636	45.80	41.19
September 2019	1745	1627	42.68	40.60
Quarter ended 31 December 2019	1819	1636	47.32	41.19
Quarter ended 30 September 2019	1745	1590	42.68	39.68
Quarter ended 30 June 2019	1607	1502	41.88	38.64
Quarter ended 31 March 2019	1597	1436	41.87	37.83
Quarter ended 31 December 2018	1622	1418	41.87	37.07
Quarter ended 30 September 2018	1619	1484	41.87	38.99
Quarter ended 30 June 2018	1580	1378	41.94	38.85
Quarter ended 31 March 2018	1397	1243	35.49	39.38
Year ended 31 December 2018	1622	1243	41.94	35.49
Year ended 31 December 2017	1722	1276	44.37	34.66
Year ended 31 December 2016	1723	1345	45.49	37.39
Year ended 31 December 2015	1642	1238	48.81	37.56
Year ended 31 December 2014	1691	1324	56.66	41.30
Year ended 31 December 2013	1782	1359	53.68	43.93

* to 24 February 2020

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Shareholder information continued

Analysis of shareholdings at 31 December 2019

	Number of accounts	% of total accounts	% of total shares	Number of shares
Holding of shares
Up to 1,000	75,192	71.08	0.48	25,897,162
1,001 to 5,000	23,822	22.52	0.95	51,217,693
5,001 to 100,000	5,552	5.25	1.56	84,013,513
100,001 to 1,000,000	850	0.80	5.43	292,068,276
Over 1,000,000	367	0.35	91.58	4,929,905,587
	105,783	100.00	100.00	5,383,102,231
Held by
Nominee companies	4,647	4.39	62.38	3,358,213,237
Investment and trust companies	23	0.02	0.02	976,209
Insurance companies	3	0.00	0.00	768
Individuals and other corporate bodies	101,107	95.58	13.07	703,834,191
Guaranty Nominees Limited	2	0.00	17.21	926,571,876
Held as Treasury shares by GlaxoSmithKline	1	0.00	7.31	393,505,950

Effective 29 July 2019, J.P. Morgan Chase Bank, N.A. was appointed as successor Depositary for the company’s American Depository Receipt (ADR) programme. The company’s ADS are listed on the NYSE. Ordinary Shares representing the company’s ADR programme, which is managed by the Depositary, are registered in the name of Guaranty Nominees Limited. At 24 February 2020, Guaranty Nominees Limited held 949,040,388 Ordinary Shares representing 18.92% of the issued share capital (excluding Treasury shares) at that date.

At 24 February 2020, the number of holders of Ordinary Shares in the US was 951 with holdings of 955,215 Ordinary Shares, and the number of registered holders of ADS was 20,032 with holdings of 474,520,194 ADS. Certain of these Ordinary Shares and ADS were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the US is not representative of the number of beneficial holders or of the residence of beneficial holders.

Dividends

The company pays dividends quarterly and continues to return cash to shareholders through its dividend policy. Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. The company aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

Dividends per share

The table below sets out the dividend per share and per ADS for the last five years. The dividend per ADS is translated into US dollars at applicable exchange rates.

Year	Dividend	pence	US$
2019		80	–[1]
2018		80	2.08
2017		80	2.16
2016		80	2.00
2015	Special*	20	0.57
2015		80	2.37

1

The Q4 2019 ordinary dividend receivable by ADS holders will be calculated based on the exchange rate on 9 April 2020. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) will be charged by the Depository. The cumulative dividend receivable by ADS holders for Q1, Q2 and Q3 2019 was $1.44.

*

The 2015 special dividend related to the return of part of the net cash proceeds from the Novartis transaction completed in March 2015. This was paid with the fourth quarter ordinary dividend for 2015.

The Board intends to maintain the dividend for 2020 at the current level of 80p per share, subject to any material change in the external environment or performance expectations. Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth. Details of the dividends declared, the amounts and the payment dates are given in Note 16 to the financial statements, ‘Dividends’.

2020 Dividend calendar

Quarter	Ex-dividend date	Record date	Payment date
Q4 2019	20 February 2020	21 February 2020	9 April 2020
Q1 2020	14 May 2020	15 May 2020	9 July 2020
Q2 2020	13 August 2020	14 August 2020	8 October 2020
Q3 2020	12 November 2020	13 November 2020	14 January 2021
Q4 2020	18 February 2021	19 February 2021	8 April 2021

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Shareholder information continued

Financial calendar 2020

Event	Date
Quarter 1 Results announcement	April 2020
Annual General Meeting	May 2020
Quarter 2 Results announcement	July 2020
Quarter 3 Results announcement	October 2020
Preliminary/Quarter 4 Results announcement	February 2021
Annual Report publication	February/March 2021
Annual Report distribution	March 2021

Information about the company, including the share and ADS price, is available on our website at www.gsk.com. Information made available on the website does not constitute part of this Annual Report.

Results announcements

Results announcements are issued to the London Stock Exchange and are available on its news service. They are also sent to the US Securities and Exchange Commission and the NYSE, issued to the media and made available on our website.

Financial reports

The company publishes an Annual Report which is made available on our website from the date of publication. Shareholders may elect to receive notification by email of the publication of Annual Reports by registering on www.shareview.co.uk, and may also elect to receive a printed copy of the Annual Report by contacting our registrar, Equiniti Limited.

Copies of previous Annual Reports are available on our website. Printed copies can also be obtained from our registrar (see page 294 for the contact details).

Annual General Meeting 2020

Our Annual General Meeting (AGM) will be held at 2.30pm (UK time) on Wednesday, 6 May 2020 at Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD.

The AGM is the company’s principal forum for communication with private shareholders. In addition to the formal business, there will be a presentation by the CEO on the performance of the Group and its future development. There will be an opportunity for questions to be asked of the Board. Chairs of the Board’s Committees and the Workforce Engagement Director will take questions relating to their roles.

Investors holding shares through a nominee service should arrange with that nominee service to be appointed as a proxy in respect of their shareholding in order to attend and vote at the meeting.

ADS holders wishing to attend the meeting should contact the Depositary, J.P. Morgan Chase Bank N.A., to request a proxy appointment (see page 295 for the contact details). This will enable them to attend and vote on the business to be transacted. ADS holders are reminded that if they do not instruct the Depositary as to the way in which the shares represented by their ADS should be voted by completing and returning the voting card provided by the Depositary, their shares will not be voted.

Documents on display

The Articles of Association of the company and Directors’ service contracts or, where applicable, letters of appointment between Directors and the company or any of its subsidiaries (and any side letters relating to severance terms and pension arrangements) are available for inspection at the company’s registered office and will be made available for inspection at the AGM.

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Shareholder information continued

Tax information for shareholders

A summary of certain UK tax and US federal income tax consequences for holders of shares and ADS who are citizens of the UK or the US is set out below. It is not a complete analysis of all the possible tax consequences of the purchase, ownership or sale of these securities. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the purchase, ownership or sale of their shares or ADS and the consequences under state and local tax laws in the US and the implications of the current UK/US tax conventions.

US holders of ADS generally will be treated as the owners of the underlying shares for the purposes of the current US/UK double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention), and for the purposes of the Internal Revenue Code of 1986, as amended.

UK shareholders

This summary only applies to a UK resident shareholder that holds shares as capital assets.

Taxation of dividends

For the UK years from 2019/20 UK resident individuals are entitled to a dividend tax allowance of up to £2,000, so that the first £2,000 of dividends received in a tax year will be free of tax. Dividends in excess of this allowance will be taxed at 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers and 38.1% for additional rate taxpayers.

UK resident shareholders that are corporation taxpayers should note that dividends payable on ordinary shares are generally entitled to exemption from corporation tax.

Taxation of capital gains

UK resident shareholders may be liable for UK tax on gains on the disposal of shares or ADS.

For disposals by individuals in the 2019/20 UK tax year, a taxable capital gain accruing on a disposal of shares or ADS will be taxed at 10% for basic rate taxpayers, or 20% if, after all allowable deductions, the individual’s taxable income for the year exceeds the basic rate income tax limit. Note this is following the use of any exemptions available to the individual taxpayer such as the annual exempt amount.

Corporation taxpayers may be entitled to an indexation allowance which applies to reduce capital gains to the extent that such gains arise due to inflation. Indexation allowance may reduce a chargeable gain but will not create an allowable loss. For assets acquired on or before 1 January 2018, legislation in the Finance Act 2018 freezes the level of indexation allowance that is given in calculating a company’s chargeable gains at the value that would apply to the disposal of an asset in December 2017. For assets acquired from 1 January 2018 onwards, legislation in the Finance Act 2018 removes any indexation allowance on disposal.

Inheritance tax

Individual (UK-domiciled or otherwise) shareholders may be liable to UK inheritance tax on the transfer of shares or ADS. Tax may be charged on the amount by which the value of the shareholder’s estate is reduced as a result of any transfer by way of lifetime gift or other disposal at less than full market value. In the case of a bequest on death, tax may be charged on the value of the shares at the date of the shareholder’s death. If such a gift or other disposal were subject to both UK inheritance tax and US estate or gift tax, the Estate and Gift Tax Convention would generally provide for tax paid in the US to be credited against tax payable in the UK.

Stamp duty and stamp duty reserve tax

UK stamp duty and/or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the transfer of shares at a rate of 0.5% (rounded up to the nearest £5 in the case of stamp duty) of the consideration for the transfer. Notwithstanding this, provided that an instrument is executed in pursuance of the agreement that gave rise to the charge to SDRT and that instrument is stamped within six years of the agreement (including being stamped as exempt) any SDRT charge should be cancelled and any SDRT which has already been paid will be repaid.

US shareholders

This summary only applies to a shareholder (who is a citizen or resident of the US or a domestic corporation or a person that is otherwise subject to US federal income tax on a net income basis in respect of the shares or ADS) that holds shares or ADS as capital assets, is not resident in the UK for UK tax purposes and does not hold shares for the purposes of a trade, profession or vocation that is carried on in the UK through a branch or agency.

The summary also does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that hold shares or ADS as part of an integrated investment (including a ‘straddle’) comprised of a share or ADS and one or more other positions, and persons that own (directly or indirectly) 10% or more of the company’s stock (by vote or value), nor does it address tax treatment that may be applicable as a result of international income tax treaties.

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Tax information for shareholders continued

Taxation of dividends

The gross amount of dividends received is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADS are payable in US dollars; dividends on Ordinary Shares are payable in Sterling. Dividends paid in Sterling will be included in income in the US dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. Subject to certain exceptions for short-term or hedged positions, an individual eligible US holder will be subject to US taxation at a maximum federal rate of 23.8% plus applicable state and local tax in respect of qualified dividends. A qualified dividend as defined by the US Internal Revenue Service (IRS) is a dividend that meets the following criteria:

1.

Must be issued by a US corporation, a corporation incorporated in a US possession, or a corporation that is eligible for the benefits of a comprehensive income tax treaty deemed satisfactory, as published by the IRS.

2.	The dividends are not listed with the IRS as dividends that do not qualify.

3.

The required dividend holding period has been met. The shares must have been owned by you for more than 60 days of the ‘holding period’ – which is defined as the 121-day period that begins 60 days before the ex-dividend date, or the day in which the stock trades without the dividend priced in. For example, if a stock’s ex-dividend date is 1 October, the shares must be held for more than 60 days in the period between 2 August and 30 November of that year in order to count as a qualified dividend.

Dividends that are not qualified are subject to taxation at the US federal graduated tax rates, at a maximum rate of 40.8%. Some types of dividends are automatically excluded from being qualified dividends, even if they meet the other requirements. These include (but are not limited to):

1.	Capital gains distributions

2.	Dividends on bank deposits

3.	Dividends held by a corporation in an Employee Stock Ownership Plan (ESOP)

4.	Dividends paid by tax-exempt corporations

US state and local tax rates on qualified and non-qualified dividends may vary and would be assessed in addition to the federal tax rates communicated above.

Taxation of capital gains

Generally, US holders will not be subject to UK capital gains tax, but will be subject to US tax on capital gains realised on the sale or other disposal of shares or ADS. Such gains will be long-term capital gains (subject to reduced rates of taxation for individual holders) if the shares or ADS were held for more than one year, from the date the shares were vested/released. Short-term capital gains can be subject to taxation of rates of up to 40.8%, whereas long-term capital gains may be subject to rates of up to 23.8%. State and local tax rates on capital gains may also apply.

Information reporting and backup withholding

Dividends and payments of the proceeds on a sale of shares or ADS, paid within the US or through certain US-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the US holder is a corporation or other exempt recipient or provides a taxpayer identification number and certifies that no loss of exemption has occurred. Non-US holders generally are not subject to information reporting or backup withholding, but may be required to provide a certification of their non-US status in connection with payments received. Any amounts withheld will be allowed as a refund or credit against a holder’s US federal income tax liability provided the required information is furnished to the IRS.

Estate and gift taxes

Under the Estate and Gift Tax Convention, a US shareholder is not generally subject to UK inheritance tax. However, a US capital shareholder may be subject to US Estate and Gift Tax.

Stamp duty

UK stamp duty and/or SDRT will, subject to certain exemptions, be payable on any transfer of shares to the ADS custodian or depository at a rate of 1.5% of the amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration).

However, no stamp duty or SDRT should be payable on the transfer of, or agreement to transfer, an ADS.

GSK Annual Report 2019    293

Other statutory disclosures

Shareholder services and contacts

Registrar

The company’s registrar is:

Equiniti Limited

Aspect House, Spencer Road, Lancing, BN99 6DA

www.shareview.co.uk

Tel: 0371 384 2991 (in the UK)*

Tel: +44 (0)121 415 7067 (outside the UK)

Equiniti provides a range of services for shareholders:

Service	What it offers	How to participate

Dividend Reinvestment Plan (DRIP)	As an alternative to receiving cash dividends you may choose to reinvest your dividends to buy more GSK shares.	A DRIP election form can be downloaded from www.shareview.co.uk or requested by contacting Equiniti.

Dividend payment direct to your bank account (Bank Mandate)

From April 2020, GSK will cease paying dividends via cheque. All dividends will be paid directly into your bank or building society account. To receive your cash dividends, you must provide Equiniti with your bank or building society account details. This is quicker, more secure and avoids the risk of cheques going astray.

A dividend bank mandate form can be downloaded from www.shareview.co.uk or requested by contacting Equiniti.

Dividend payment direct to bank account for overseas shareholders

From April 2020, GSK will cease paying dividends via cheque. Instead, Equiniti can convert your dividend into your local currency and send it direct to your local bank account. This service is available in over 100 countries worldwide.

For more details on this service and the costs involved please contact Equiniti.

Electronic communications

Shareholders may elect to receive electronic notifications of company communications including our Annual Report, dividend payments, dividend confirmations and the availability of online voting for all general meetings. Each time GSK mails out hard copy shareholder documents you will receive an email containing a link to the document or relevant website.

Please register at www.shareview.co.uk

Shareview portfolio service	This enables you to create a free online portfolio to view your share balance and movements, update your address and dividend payment instructions and register your votes for our general meetings.	Please register at www.shareview.co.uk

De-duplication of publications or mailings

If you receive duplicate copies of mailings, you may have more than one account. Please contact Equiniti and they will arrange for your accounts to be merged into one for your convenience and to avoid waste and unnecessary costs.

Please contact Equiniti.

Share dealing service† (please note that market trading hours are from 8.00am to 4.30pm UK time, Monday to Friday (excluding public holidays in England and Wales))

Shareholders may trade shares, either held in certificated form or held in our Corporate Sponsored Nominee, online, by telephone or via postal dealing service provided by Equiniti Financial Services Limited.

For online transactions, please log on to: www.shareview.co.uk/dealing.

For telephone transactions, please call: 0345 603 7037 (in the UK) or +44 (0)121 415 7560 (outside the UK).

For postal transactions, please call: 0371 384 2991* to request a dealing form.

Corporate Sponsored Nominee Account

This is a convenient way to manage your shares without requiring a share certificate. The service provides a facility for you to hold your shares in a nominee account sponsored by the company. You will continue to receive dividend payments, Annual Reports and can attend and vote at the company’s general meetings. Shareholders’ names do not appear on the publicly available share register and the service is free to join.

An application form can be requested from www.shareview.co.uk or by contacting Equiniti.

Individual Savings Accounts (ISAs)†	The company has arranged for Equiniti Financial Services Limited to provide a GSK Corporate ISA to hold GSK shares.

Details are available from www.shareview.co.uk or can be requested by telephoning Equiniti, on 0345 300 0430. Lines are open 8.00am to 4.30pm for dealing, and until 6.00pm for enquiries Monday to Friday (excluding public holidays in England and Wales).

*	Llines are open from 8.30am to 5.30pm, Monday to Friday (excluding public holidays in England and Wales).

†

The provision of share dealing details is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

294    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Other statutory disclosures continued

Shareholders services and contacts continued

ADS Depositary

The ADR programme is administered by J.P. Morgan

Chase Bank, N.A:

Regular Correspondence:

EQ Shareowner Services

P.O. Box 64504

St. Paul, MN 55164-0504

Delivery of Stock Certificates and Overnight Mail:

EQ Shareowner Services

110 Centre Point Curve, Suite 101

Medota Heights, MN 55120-4100

www.shareowneronline.com

General: +1 800 990 1135

From outside the U.S: +1 651 453 2128

The Depository also provides Global Invest Direct, a direct ADS purchase/sale and dividend reinvestment plan for ADS holders. For details on how to enrol please visit www.adr.com or call the above helpline number to obtain an enrolment pack.

Glaxo Wellcome and SmithKline Beecham

Corporate PEPs

The Share Centre Limited

Oxford House, Oxford Road, Aylesbury, Bucks HP21 8SZ

Tel: +44 (0)1296 414 141

www.share.com

Donating shares to Save the Children

In 2013, GSK embarked on an ambitious global partnership with Save the Children to share our expertise and resources with the aim of helping to save the lives of one million children.

Shareholders with a small number of shares, the value of which makes it uneconomical to sell, may wish to consider donating them to Save the Children. Donated shares will be aggregated and sold by Save the Children who will use the funds raised to help them reach the above goal.†

To obtain a share donation form, please contact our registrar, Equiniti, which is managing the donation and sale of UK shares to Save the Children free of charge.

†

The provision of share dealing details is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

Contacts

Investor relations

Investor relations may be contacted as follows:

UK

980 Great West Road

Brentford, Middlesex, TW8 9GS

Tel: +44 (0)20 8047 5000

US

5 Crescent Drive

Philadelphia PA 19112

Tel: +1 888 825 5249 (US toll free)

Tel: +1 215 751 4611 (outside the US)

GSK Response Center

Tel: +1 888 825 5249 (US toll free)

Share scam alert

If you receive an unsolicited telephone call offering to sell or buy your shares, please take extra care. The caller may be part of a highly organised financial scam.

If you are a UK shareholder, please contact the Financial Conduct Authority at www.fca.org.uk/consumers or on its consumer helpline:

Tel: 0800 111 6768 (in the UK)*

Tel: +44 (0)20 7066 1000 (outside the UK)

*	Lines are open from 8.00am to 6.00pm, UK time, Monday to Friday, except UK public holidays, and 9.00am to 1.00pm on Saturdays.

GSK Annual Report 2019    295

Other statutory disclosures continued

US law and regulation

A number of provisions of US law and regulation apply to the company because our shares are quoted on the NYSE in the form of ADS.

NYSE rules

In general, the NYSE rules permit the company to follow UK corporate governance practices instead of those applied in the US, provided that we explain any significant variations. This explanation is contained in our Form 20-F, which can be accessed from the Securities and Exchange Commission’s (SEC) EDGAR database or via our website. NYSE rules require us to file annual and interim written affirmations concerning our Audit & Risk Committee (ARC) and our statement on significant differences in corporate governance.

Sarbanes-Oxley Act of 2002

Following a number of corporate and accounting scandals in the US, Congress passed the Sarbanes-Oxley Act of 2002. Sarbanes-Oxley is a wide-ranging piece of legislation concerned largely with financial reporting and corporate governance.

As recommended by the SEC, the company has established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the ARC. It is chaired by the Company Secretary and its members consist of senior managers from finance, legal, corporate communications and investor relations.

External legal counsel, the external auditors and internal experts are invited to attend the Disclosure Committee’s meetings periodically. The Committee has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2019, the Committee met 18 times.

Sarbanes-Oxley requires that the annual report on Form 20-F contains a statement as to whether a member of the ARC is an audit committee financial expert, as defined in rules under Sarbanes-Oxley. Such a statement for the relevant member of the ARC (Judy Lewent) is included in the ARC report on page 96 and in her biography on page 81. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

Section 302: Corporate responsibility for

financial reports

Sarbanes-Oxley requires for the CEO and the CFO to complete formal certifications, confirming that:

–	they have each reviewed the annual report on Form 20-F

–	based on their knowledge, the annual report on Form 20-F contains no material misstatements or omissions

–	based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the annual report on Form 20-F

–	they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the annual report on Form 20-F

–	they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

–	they have disclosed in the annual report on Form 20-F any changes in internal controls over financial reporting during the period covered by the annual report on Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting, and they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditor and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2019.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

296    GSK Annual Report 2019

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Governance and remuneration
Financial statements
Investor information

Other statutory disclosures continued

US law and regulation continued

The CEO and CFO expect to complete these certifications and report their conclusions on the effectiveness of disclosure controls and procedures in March 2020, following which the certifications will be filed with the SEC as part of our Group’s Form 20-F.

Section 404: Management’s annual report on internal

control over financial reporting

In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934, as amended (the Exchange Act)):

–	management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS

–	management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework, Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO)

–	there have been no changes in the Group’s internal control over financial reporting during 2019 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting

–	management has assessed the effectiveness of internal control over financial reporting as at 31 December 2019 and its conclusion will be filed as part of the Group’s Form 20-F, and

–	Deloitte LLP, which has audited the consolidated financial statements of the Group for the year ended 31 December 2019, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard 2201 of the Public Company Accounting Oversight Board (United States). Their audit report will be filed with the Group’s Form 20-F.

Section 13(r) of the Exchange Act

Section 13(r) of the Exchange Act requires issuers to make specific disclosure in their annual reports of certain types of dealings with Iran, including transactions or dealings with government-owned entities, as well as dealings with entities sanctioned for activities related to terrorism or proliferation of weapons of mass destruction, even when those activities are not prohibited by US law and do not involve US persons.

The Group exports certain pharmaceutical, vaccine and consumer products to Iran, via sales by non-US entities that are not subsidiaries of a US entity, to two privately held Iranian distributors.

The Group does not regularly receive information regarding the identity of its distributors’ downstream customers and intermediaries in Iran, and it is possible that these parties include entities, such as government-owned hospitals and pharmacies, that are owned directly or indirectly by the Iranian government or by persons or entities sanctioned in connection with terrorism or proliferation activities. The Group understands that a sub-distributor to which the Group’s privately held distributor in Iran previously sold Group medicines may be an entity whose property is blocked pursuant to Executive Order 13224 as a consequence of its indirect ownership structure. Upon learning of the sub-distributor’s potential ownership structure, the Group required its distributor in Iran to terminate the relevant sub-distributor.

Because the Group does not regularly receive information regarding the identity of its distributors’ downstream customers it cannot establish the proportion of gross revenue or sales potentially attributable to entities affiliated with the Iranian government or parties sanctioned for disclosable activities. As a result, the Group is reporting the entire gross revenues (£3.2 million) and net loss (£0.16 million) from the Group’s sales to Iran in 2019.

The Group is also aware that some hospitals or other medical facilities in Lebanon may be affiliated with or controlled by Hezbollah or other groups that are designated by the United States pursuant to Executive Order 13224. Again, the Group does not deal directly with such hospitals or facilities and sells through distributors. The Group is unable to establish the proportion of gross revenue or sales potentially attributable to reportable activities. As a result, the Group is reporting the entire gross revenues (£47.8 million) and net profits (£20.9 million) from the Group’s sales to Lebanon in 2019.

Unless noted, the Group intends to continue the activities described above.

In addition to Section 13(r) of the Exchange Act, US law generally restricts dealings by US persons and dealings that otherwise are subject to US jurisdiction with certain countries or territories that are subject to comprehensive sanctions, currently Crimea, Cuba, Iran, North Korea, and Syria, as well as with the Government of Venezuela (though not with the country of Venezuela as a whole). The Group does business, via non-US entities (which are not owned or controlled by US entities), in certain such jurisdictions. While we believe the Group complies with all applicable US sanctions in all material respects, such laws are complex and continue to evolve rapidly.

GSK Annual Report 2019    297

Other statutory disclosures continued

Donations to political organisations and political expenditure

To ensure a consistent approach to political contributions across the Group, in 2009 a global policy was introduced to voluntarily stop all corporate political contributions.

In the period from 1 January 2009 to 31 December 2019, the Group did not make any political donations to EU or non-EU organisations.

Notwithstanding the introduction of this policy, in accordance with the Federal Election Campaign Act in the US, we continue to support an employee-operated Political Action Committee (PAC) that facilitates voluntary political donations by eligible GSK employees.

The PAC is not controlled by GSK. Decisions on the amounts and recipients of contributions are made by participating employees exercising their legal right to pool their resources and make political contributions, which are subject to strict limitations. In 2019, a total of US$ 265,185 (2018 – US$ 345,190) was donated to political organisations by the GSK employee PAC.

English law requires prior shareholder approval for political contributions to EU political parties and independent election candidates as well as for any EU political expenditure. The definitions of political donations, political expenditure, and political organisations used in the legislation are, however, quite broad. In particular, the definition of EU political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups such as those concerned with the environment, which the company and its subsidiaries might wish to support.

As a result, the definitions may cover legitimate business activities not in the ordinary sense considered to be political donations or political expenditure, nor are they designed to support any political party or independent election candidate.

Therefore, notwithstanding our policy, and while we do not intend to make donations to any EU political parties or organisations, nor to incur any EU political expenditure, we annually seek shareholder authorisation for any inadvertent expenditure.

The authority is a precautionary measure to ensure that the company and its subsidiaries do not inadvertently breach the legislation.

This authorisation process, for expenditure of up to £100,000 each year, dates back to the AGM held in May 2001, following the introduction of the Political Parties, Elections and Referendums Act 2000. The authority has since been renewed annually.

298    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Other statutory disclosures continued

Group companies

In accordance with Section 409 of the Companies Act 2006 a full list of subsidiaries, associates, joint ventures and joint arrangements, the address of the registered office and effective percentage of equity owned, as at 31 December 2019 are disclosed below. Unless otherwise stated the share capital disclosed comprises Ordinary shares which are indirectly held by GlaxoSmithKline plc. The percentage held by class of share is stated where this is less than 100%. Unless otherwise stated, all subsidiary companies have their registered office and are tax resident in their country of incorporation.

Name	Security	Registered address
Wholly owned subsidiaries

1506369 Alberta ULC	Common	3500 855-2nd Street SW, Calgary, AB, T2P 4J8, Canada

Action Potential Venture Capital Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Adechsa GmbH (ii)	Ordinary	c/o PRV Provides Treuhandgesellschaft AG, Dorfstrasse 38, Baar, 6341, Switzerland

Affymax Research Institute	Common	Corporation Service Company, 2710 Gateway Oaks Drive, Suite 150N, Sacramento, California, 95833, United States

Alenfarma – Especialidades Farmaceuticas, Limitada (ii)	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal

Allen & Hanburys Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Allen & Hanburys Pharmaceutical Nigeria Limited	Ordinary	24 Abimbola Way, Ilasamaja, Isolo, Lagos, Nigeria

Allen Farmaceutica, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain

Allen Pharmazeutika Gesellschaft m.b.H.	Ordinary	Wagenseilgasse 3, Euro Plaza, Gebäude I, 4. Stock, Vienna, A-1120, Austria

Barrier Therapeutics, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Beecham Group p.l.c	20p Shares ‘A’; 5p Shares ‘B’	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Beecham Pharmaceuticals (Pte) Limited	Ordinary	38 Quality Road, Jurong Industrial Estate, Jurong, 618809, Singapore

Beecham Portuguesa-Produtos Farmaceuticos e Quimicos, Lda	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal

Beecham S.A. (ii)	Ordinary	Parc de la Noire Epine, rue Fleming 20, 1300 Wavre, Belgium

Biovesta Ilaçlari Ltd. Sti. (ii)	Nominative	Büyükdere Caddesi No. 173, 1.Levent Plaza B Blok, 1.Levent, Istanbul, 34394, Turkey

Burroughs Wellcome & Co (Bangladesh) Limited	Ordinary	Sweden Tower, 1, Harinnachala, Konabari, Gazipur, Bangladesh

Cascan GmbH & Co. KG	Partnership Capital	Industriestrasse 32-36, Bad Oldesloe, 23843, Germany

Castleton Investment Ltd (iv)	Ordinary	c/o DTOS, 19 Cybercity, 10th Floor Standard Chartered Tower, Ebene, Mauritius

Cellzome GmbH	Ordinary	Meyerhofstrasse 1, Heidelberg, 69117, Germany

Cellzome Therapeutics, Inc. (ii)	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Cellzome, Inc.	Common;	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Series A Preferred;

Series B Preferred;

Series C-1 Convertible Preferred;

Series C-3 Convertible Preferred

Charles Midgley Limited (ii)	Ordinary; 7% Cumulative Preference	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Clarges Pharmaceuticals Trustees Limited (ii) (iv)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Colleen Corporation	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Corixa Corporation	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Coulter Pharmaceutical, Inc. (ii)	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Dealcyber Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Desarrollo Energia Solar Alternativa S.L.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain

Duncan Flockhart Australia Pty Limited (ii) (iv)	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia

Etex Farmaceutica Ltda	Social Capital	Avenue Andres Bello 2687, Piso 19, Las Condes, Santiago, C.P. 7550611, Chile

Fipar (Thailand) Ltd (in liquidation)	Ordinary	12th Floor Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand

Genelabs Technologies, Inc.	Common	Corporation Service Company, 2710 Gateway Oaks Drive, Suite 150N, Sacramento, California, CA, 95833, United States

Glaxo Group Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Glaxo Kabushiki Kaisha (ii)	Ordinary	1-8-1 Akasaka Minato-Ku, Tokyo, Japan

Glaxo Laboratories (Nigeria) Limited (ii)	Ordinary	82 Marine Road, Apapa, Lagos, Nigeria

Glaxo Laboratories Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

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Other statutory disclosures continued

Group companies continued

Name	Security	Registered address

Wholly owned subsidiaries continued

Glaxo New Zealand Pension Plan Trustee Limited	Ordinary	Level 11, Zurich House, 21 Queen Street, Auckland, 1010, New Zealand

Glaxo Operations UK Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Glaxo Properties BV	Ordinary	Huis ter Heideweg 62, 3705 LZ, Zeist, Netherlands

Glaxo Trustees Limited (ii) (iv)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Glaxo Verwaltungs GmbH	Ordinary	Industriestrasse 32-36, Bad Oldesloe, 23843, Germany

Glaxo Wellcome Australia Pty Ltd (ii) (iv)	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia

Glaxo Wellcome Farmaceutica, Limitada	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal

Glaxo Wellcome International B.V. (ii) (iii)	Ordinary	Huis ter Heideweg 62, 3705 LZ, Zeist, Netherlands

Glaxo Wellcome Manufacturing Pte Ltd	Ordinary	1 Pioneer Sector 1, Jurong Industrial Estate, Jurong, 628413, Singapore

Glaxo Wellcome Production S.A.S.	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France

Glaxo Wellcome Vidhyasom Limited (ii)	Ordinary	12th Floor Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand

Glaxo Wellcome, S.A.	Ordinary	Poligono Industrial Allendeduero, Avenida de Extremadura, 3, Aranda de Duero, Burgos, 09400, Spain

Glaxo, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain

Glaxo-Allenburys (Nigeria) Limited (ii)	Ordinary	41 Creek Road, Apapa, Lagos, PMB 1401, Nigeria

Glaxochem Pte Ltd (iii)	Ordinary	23 Rochester Park, 139234, Singapore

GlaxoSmithKline – Produtos Farmaceuticos, Limitada	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal

GlaxoSmithKline (Cambodia) Co., Ltd. (in liquidation)	Ordinary	5th Floor DKSH Building, No. 797 Preah Monivong Boulevard (Corner of Street 484), Sangkat Phsar Deum Thakov, Khan Chamkarmon, Phnom Penh, Cambodia

GlaxoSmithKline (China) Investment Co Ltd	Ordinary	Room 901-910, Building A, Ocean International Center, 56 Mid 4th East Ring Road, Bejing, Chaoyang District, China

GlaxoSmithKline (China) R&D Company Limited	Equity	F1-3, No. 18 building, 999 Huanke Road, Pilot Free Trade Zone, Shanghai, 201210, China

GlaxoSmithKline (Cyprus) Limited	Ordinary	Arch. Makariou III, 2-4, Capital Center, 9th Floor, Nicosia, P.C. 1505, Cyprus

GlaxoSmithKline (GSK) S.R.L.	Ordinary	1-5 Costache Negri Street, Opera Center One, 5th and 6th floors, Zone 1, District 5, Bucharest, Romania

GlaxoSmithKline (Ireland) Limited (vii)	Ordinary	12 Riverwalk Citywest Business Campus, Dublin, 24, Ireland

GlaxoSmithKline (Israel) Ltd	Ordinary	25 Basel Street, PO Box 10283, Petach-Tikva, 49002, Israel

GlaxoSmithKline (Malta) Limited	Ordinary	1, First Floor, De La Cruz Avenue, Qormi, QRM2458, Malta

GlaxoSmithKline (Private) Limited (ii)	Ordinary	Unit 3, 20 Anthony Road, Msasa, Harare, Zimbabwe

GlaxoSmithKline (Thailand) Limited	Ordinary	12th Floor Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand

GlaxoSmithKline A.E.B.E.	Ordinary	266 Kifissias Avenue, Halandri, Athens, 152 32, Greece

GlaxoSmithKline AB	Ordinary	Hemvarnsg. 9, Solna, 171 54, Sweden

GlaxoSmithKline AG	Ordinary	Talstrasse 3-5, 3053 Muenchenbuchsee, Switzerland

GlaxoSmithKline Angola Unipessoal Limitada (iv)	Quotas	Luanda, Bairro Petrangol, Estrada de Cacuaco n° 288, Angola

GlaxoSmithKline Argentina S.A.	Ordinary	Tucumán 1, piso 4, Buenos Aires, C1049AAA, Argentina

GlaxoSmithKline AS	Ordinary	Drammensveien 288, 0283 Oslo, Norway

GlaxoSmithKline Asia Pvt. Limited	Equity	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India

GlaxoSmithKline Australia Pty Ltd	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia

GlaxoSmithKline B.V.	Ordinary	Huis ter Heideweg 62, 3705 LZ, Zeist, Netherlands

GlaxoSmithKline Beteiligungs GmbH	Ordinary	Prinzregentenplatz 9, Munchen, 81675, Germany

GlaxoSmithKline Biologicals (Shanghai) Ltd.	Ordinary	No. 277 Niudun Road, China (Shanghai) Pilot Free Trade Zone

GlaxoSmithKline Biologicals Kft.	Ordinary	2100 Gödöllõ, Homoki Nagy István utca 1, Hungary

GlaxoSmithKline Biologicals S.A.S.	Ordinary	637 Rue des Aulnois, Saint-Amand Les Eaux, 59230, France

GlaxoSmithKline Biologicals SA	Ordinary; Preference	Rue de l’Institut 89, B-1330 Rixensart, Belgium

GlaxoSmithKline Brasil Limitada	Quotas	Estrada dos Bandeirantes, 8464, Rio de Janeiro, 22783-110, Brazil

GlaxoSmithKline Capital Inc.	Common	Wilmington Trust SP Services Inc., 1105 North Market Street, Suite 1300, Wilmington, Delaware, 19801, United States

GlaxoSmithKline Capital plc	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Caribbean Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Chile Farmaceutica Limitada	Social Capital	Avenue Andres Bello No. 2687, Piso 19, Las Condes, Santiago, C.P. 7550611, Chile

GlaxoSmithKline Colombia S.A.	Ordinary	Avenida El Dorado, #69B-45/Piso 9, Bogota, Colombia

GlaxoSmithKline Consumer Healthcare Holdings Limited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare Investments (Ireland) Limited (iii) (iv)	Ordinary	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland

300    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Other statutory disclosures continued

Group companies continued

Name	Security	Registered address

Wholly owned subsidiaries continued

GlaxoSmithKline Consumer Healthcare Ireland IP Limited (iii) (iv)	Ordinary	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland

GlaxoSmithKline Consumer Holding B.V. (ii)	Ordinary	Huis ter Heideweg 62, 3705 LZ, Zeist, Netherlands

GlaxoSmithKline d.o.o	Quotas	Zmja od Bosne broj 7-7a, Sarajevo, 71000, Bosnia and Herzegovina

GlaxoSmithKline d.o.o.	Equity capital	Ulica Damira Tomljanovica Gavrana 15, Zagreb, Croatia

GlaxoSmithKline doo Beograd	Ordinary	Omladinskih brigada 88, New Belgrade, City of Belgrade, 11070, Serbia

GlaxoSmithKline Ecuador S.A.	Ordinary	Av 10 De Agosto N36-239, y Naciones Unidas, Edificio Electroectuatoriana, 2do piso, Quito, Ecuador

GlaxoSmithKline Eesti OU	Ordinary	Lõõtsa 8a, Tallinn, 11415, Estonia

GlaxoSmithKline El Salvador S.A. de C.V.	Ordinary	Avenida El Boqueron y Calle Izalco No 7 y 8 Parque Industrial El Boqueron, Santa Elen, Antiguo Custatlan, La Libertad, El Salvador

GlaxoSmithKline EOOD	Ordinary	115 G Tsarigradsko Shose Blvd., floor 9, Mladost Region, Sofia, 1784, Bulgaria

GlaxoSmithKline Export Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Export Panama S.A.	Ordinary	Panama City, Republic of Panama, Panama

GlaxoSmithKline Far East B.V.	Ordinary	Huis ter Heideweg 62, 3705 LZ, Zeist, Netherlands

GlaxoSmithKline Finance plc	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, Munchen, 81675, Germany

GlaxoSmithKline Guatemala S.A.	Ordinary	Novena Avenida 0-09, Zona 4, Guatemala City, Guatemala

GlaxoSmithKline Holding AS	Ordinary	Drammensveien 288, 0283 Oslo, Norway

GlaxoSmithKline Holdings (Americas) Inc.	Common	Wilmington Trust SP Services Inc., 1105 North Market Street, Suite 1300, Wilmington, Delaware, 19801, United States

GlaxoSmithKline Holdings (Ireland) Limited	Ordinary; Deferred	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Holdings (One) Limited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Holdings Limited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Holdings Pty Ltd	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia

GlaxoSmithKline Honduras S.A.	Ordinary	Tegucigalpa, MDC, Honduras

GlaxoSmithKline IHC Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S.	Nominative	Büyükdere Caddesi No. 173, 1.Levent Plaza B Blok, 1.Levent, Istanbul, 34394, Turkey

GlaxoSmithKline Inc.	Class A Common; Class C Preference	7333 Mississauga Road North, Mississauga, ON, L5N 6L4, Canada

GlaxoSmithKline Insurance Ltd.	Ordinary	19 Par-La-Ville Road, Hamilton, HM11, Bermuda

GlaxoSmithKline Intellectual Property (No.2) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Intellectual Property (No.3) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Intellectual Property (No.4) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Intellectual Property (No.5) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Intellectual Property Development Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Intellectual Property Holdings Limited	A Ordinary; B Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Intellectual Property Limited	Ordinary; Deferred	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Intellectual Property Management Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline International Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Investigación y Desarrollo, S.L.	Ordinary	Severo Ochoa 2 Parque Tecnológico de Madrid, Tres Cantos, Madrid, 28760, Spain

GlaxoSmithKline Investments (Ireland) Limited (iii) (iv)	Ordinary	12 Riverwalk Citywest Business Campus, Dublin, 24 Ireland

GlaxoSmithKline Investments Pty Ltd	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia

GlaxoSmithKline K.K.	Ordinary	1-8-1 Akasaka Minato-Ku, Tokyo, Japan

GlaxoSmithKline Korea Limited	Ordinary	9F LS Yongsan Tower 92, Hangangdae-ro Yongsan-gu, Seoul, 04386, Republic of Korea

GlaxoSmithKline Latin America, S.A.	Ordinary	Panama City, Republic of Panama, Panama

GlaxoSmithKline Latvia SIA	Ordinary	Duntes iela 3, Riga, Latvia

GlaxoSmithKline Lietuva UAB	Ordinary	Ukmerges st. 120, Vilnius, LT-08105, Lithuania

GlaxoSmithKline Limited	Ordinary	23/F., Tower 6, The Gateway, 9 Canton Road, Tsimshatsui, Kowloon, Hong Kong

GlaxoSmithKline LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GlaxoSmithKline Manufacturing SpA	Ordinary	Via Alessandro Fleming 2, Verona, 37135, Italy

GlaxoSmithKline Maroc S.A.	Ordinary	42-44 Angle Bd, Rachidi et Abou Hamed El Glaza, Casablanca, Morocco

GlaxoSmithKline Medical and Healthcare Products Limited	Ordinary	H-1124, Csorsz utca 43, Budapest, Hungary

GlaxoSmithKline Mercury Limited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Mexico S.A. de C.V.	Ordinary A; Ordinary B	Calzada, Mexico-Xochimilco 4900, Colonia San Lorenzo, Huipulco, Delegacion Tlalpan, 14370, Mexico

GSK Annual Report 2019    301

Other statutory disclosures continued

Group companies continued

Name	Security	Registered address

Wholly owned subsidiaries continued

GlaxoSmithKline NZ Limited	Ordinary	Level 11, Zurich House, 21 Queen Street, Auckland, 1010, New Zealand

GlaxoSmithKline Oy	Ordinary	Piispansilta 9A, P.O. Box 24, Espoo, FIN-02230, Finland

GlaxoSmithKline Peru S.A.	Ordinary	Av. Javier Prado Oeste, 995, San Isidro, Lima 27, Peru

GlaxoSmithKline Pharma A/S	Ordinary	Nykaer 68, Brondby, DK-2605, Denmark

GlaxoSmithKline Pharma GmbH	Ordinary	Wagenseilgasse 3, Euro Plaza, Gebäude I, 4. Stock, Vienna, A-1120, Austria

GlaxoSmithKline Pharmaceutical Kenya Limited	Ordinary	Likoni Road, PO Box 10643, 00100, Nairobi, Kenya

GlaxoSmithKline Pharmaceutical Nigeria Limited	Ordinary	1 Industrial Avenue, Ilupeju, Ikeja, Lagos, PM B 21218, Nigeria

GlaxoSmithKline Pharmaceutical Sdn Bhd	Ordinary	Level 6, Quill 9, 112, Jalan Prof. Khoo Kay Kim, 46300 Petaling Jaya, Selangor, Malaysia

GlaxoSmithKline Pharmaceuticals (Pvt) Ltd	Ordinary	121 Galle Road, Kaldemulla, Moratuwa, Sri Lanka

GlaxoSmithKline Pharmaceuticals Costa Rica S.A	Ordinary	300 metros al este de la Rotonda de la Betania, Mercedes de Montes de Oca, Sabanilla, Montes de Oca, San Jose, Costa Rica

GlaxoSmithKline Pharmaceuticals S.A.	Ordinary A; Ordinary B; Ordinary C; Ordinary D	Ul. Grunwaldzka 189, Poznan, 60-322, Poland

GlaxoSmithKline Pharmaceuticals SA	Ordinary	Site Apollo, Avenue Pascal 2-4-6, Wavre, 1300, Belgium

GlaxoSmithKline Pharmaceuticals Ukraine LLC	Chartered Capital	Pavla Tychyny avenue, 1-V, Kiev, 02152, Ukraine

GlaxoSmithKline Pte Ltd	Ordinary	23 Rochester Park, 139234, Singapore

GlaxoSmithKline Puerto Rico, Inc.	Common	The Prentice-Hall Corporation System, Puerto Rico, Inc., c/o Fast Solutions, LLC, 252 Ponce de Leon Avenue, Floor 20, San Juan, 00918, Puerto Rico

GlaxoSmithKline Republica Dominicana S.A.	Ordinary	Ave. Lope de Vega #29, Torre NovoCentro, Local 406, Santo Domingo, Dominican Republic

GlaxoSmithKline Research & Development Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain

GlaxoSmithKline S.p.A.	Ordinary	Via Alessandro Fleming 2, Verona, 37135, Italy

GlaxoSmithKline s.r.o.	Ordinary	Hvezdova 1734/2c, Prague, 4 140 00, Czech Republic

GlaxoSmithKline Services GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, Munchen, 81675, Germany

GlaxoSmithKline Services Inc. (ii)	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GlaxoSmithKline Services Unlimited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline SL Holdings, LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GlaxoSmithKline SL LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GlaxoSmithKline SL LP (ii) (ix)	Partnership	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Slovakia s.r.o.	Ordinary	Galvaniho 7/A, Bratislava, 821 04, Slovakia

GlaxoSmithKline South Africa (Pty) Limited	Ordinary	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa

GlaxoSmithKline Trading	Ordinary	Leningradskiy Prospect 37A, Building 4, Floor 3, Premises XV, Room 1, Moscow, 125167, Russian Federation

GlaxoSmithKline Trading Services Limited (iii) (vii)	Ordinary	12 Riverwalk Citywest Business Campus, Dublin, 24, Ireland

GlaxoSmithKline Tunisia S.A.R.L.	Ordinary	Immeuble Les Quatres R, Rue du Lac Lochness, Berges du Lac, Tunis, Tunisia

GlaxoSmithKline UK Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Uruguay S.A.	Registered shares provisory stock	Salto 1105, CP 11.200 Montevideo, Uruguay

GlaxoSmithKline US Trading Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Venezuela C.A.	Ordinary	Urbanizacion La Trinidad, Calle luis De Camoems, Edif No 115-117 Apatado Posta, Caracas, 1010, Venezuela

GlaxoSmithKline Vietnam Limited Liability Company (ii) (iv)	Equity capital	The Metropolitan, 235 Dong Khoi Street, District 1, 7th Floor Unit 701, Ho Chi Minh City, Viet Nam

GlycoVaxyn AG (iv)	Common; Preferred A; Preferred B; Preferred C	Grabenstrasse 3, 8952 Schlieren, Switzerland

Groupe GlaxoSmithKline S.A.S.	Ordinary	23 Rue françois Jacob, 92500, Rueil-Malmaison, France

GSK Australia NVD Pty Ltd (ii) (iv)	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia

GSK Business Service Centre Sdn Bhd	Ordinary	Level 6, Quill 9, 112, Jalan Prof. Khoo Kay Kim, 46300 Petaling Jaya, Selangor, Malaysia

GSK Capital K.K.	Ordinary	1-8-1 Akasaka Minato-Ku, Tokyo, Japan

GSK CH Argentina S.A.	Nominative non endorseable ordinary shares	Tucumán 1, piso 4, Buenos Aires, C1049AAA, Argentina

GSK Commercial Sp. z o.o.	Ordinary	ul. Rzymowskiego 53, Warsaw, 02-697, Poland

GSK d.o.o., Ljubljana	Ordinary	Ameriška ulica 8,Ljubljana, 1000, Slovenia

302    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Other statutory disclosures continued

Group companies continued

Name	Security	Registered address

Wholly owned subsidiaries continued

GSK Finance (No 2) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Kazakhstan LLP	Participation/Participating Interest	273, Nursultan Nazarbayev ave., Almaty, Medeu District, 050059, Kazakhstan

GSK Limited (ii)	Ordinary	980, Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Pharmaceutical Trading SA (ii) (iv)	Ordinary	5 Poienelor Street, Brasov, Romania

GSK Services Sp z o.o.	Ordinary	Ul. Grunwaldzka 189, Poznan, 60-322, Poland

GSK Vaccines BV	Ordinary	Hullenbergweg 85, Amsterdam, 1101 CL, Netherlands

GSK Vaccines GmbH	Ordinary	Emil-von-Behring-Str.76, 35041 Marburg, Germany

GSK Vaccines Institute for Global Health S.r.l.	Quotas	Via Fiorentina 1, Siena, 53100, Italy

GSK Vaccines S.r.l.	Quotas	Via Fiorentina 1, Siena, 53100, Italy

GSK Vaccines Vertriebs GmbH (ii)	Ordinary	Rudolf-Diesel-Ring 27, Holzkirchen, 83607, Germany

HGS France S.a.r.l. (ii) (iv)	Ordinary	52-54, Rue de la Belle Feuille, Boulogne-Billancourt, 92100, France

Horlicks Limited	Ordinary; Preference	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Human Genome Sciences, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

ID Biomedical Corporation of Quebec	Common	2323, boul. Du Parc Technologique, Québec, G1P 4R8, Canada

Instituto Luso Farmaco, Limitada (ii)	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal

InterPharma Dienstleistungen GmbH	Quotas	Wagenseilgasse 3, Euro Plaza, Gebäude I, 4. Stock, Vienna, A-1120, Austria

J&J Technologies, LC (ii)	LLC Interests	Corporation Service Company, 100 Shockoe Slip, 2nd Floor, Richmond, VA 23219, United States

Laboratoire GlaxoSmithKline	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France

Laboratoire Pharmaceutique Algérien LPA Production SPA	Ordinary	Zone Industrielle Est, Boudouaou, Boumerdes, Algeria

Laboratoire Pharmaceutique Algérien SPA	Ordinary	Zone Industrielle Est, Boudouaou, Boumerdes, Algeria

Laboratoires Paucourt (ii)	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France

Laboratoires Saint-Germain (ii)	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France

Laboratorios Dermatologicos Darier, S.A de C.V.	Ordinary A; Ordinary B	Calzada Mexico Xochimilco, 4900 San Lorenzo Huipulco, District Federal Mexico, 14370, Mexico

Laboratorios Farmaceuticos Stiefel (Portugal) LTDA (ii)	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal

Laboratorios Stiefel de Venezuela SA	Ordinary	Calle Luis de Camoens, Edificio GlaxoSmithKline, No. 115-117, Urb. La Trinidad, Caracas, Venezuela

Laboratorios Stiefel Ltda.	Ordinary	Rua Professor Joao Cavalheiro Salem, no.1077, Bairro de Bonsucesso, Municipality of Guarulhos, Sao Paulo, CEP 07243-580, Brazil

Laboratorios Wellcome De Portugal Limitada (ii)	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal

Montrose Pharma Company Limited (ii) (iv)	Ordinary Quota	H-1124, Csorsz utca 43, Budapest, Hungary

Okairos AG (in liquidation)	Common; Preferred A; Preferred B	c/o OBC Suisse AG, Aeschenvorstadt 71, 4051, Basel, Switzerland

Penn Labs Inc. (ii)	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

S.R. One International B.V.	Ordinary	Huis ter Heideweg, 62 3705, LZ Zeist, Netherlands

S.R. One, Limited	Units (Common)	Corporation Service Company, 2595 Interstate Drive, Suite 103, Harrisburg, Pennsylvania, 17110, United States

Setfirst Limited	Ordinary; Preference	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Sitari Pharma, Inc.	Common Stock	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, DE, 19808, United States

Smith Kline & French Portuguesa-Produtos Farmaceuticos, LDA (ii)	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal

SmithKline Beecham (Bangladesh) Private Limited (ii)	Ordinary	House 2A, Road 138, Gaishari-1, Dhaka 1212, Bangladesh

SmithKline Beecham (Cork) Limited (vii)	Ordinary	12 Riverwalk Citywest Business Campus, Dublin, 24, Ireland

SmithKline Beecham (Manufacturing) Limited (vii)	Ordinary	12 Riverwalk Citywest Business Campus, Dublin, 24, Ireland

SmithKline Beecham Biologicals US Partnership	Partnership Interest	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

SmithKline Beecham Egypt L.L.C.	Quotas	Amoun Street, El Salam City, Cairo, Egypt

SmithKline Beecham Farma, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain

SmithKline Beecham Inter-American Corporation (ii)	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

SmithKline Beecham Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Annual Report 2019    303

Other statutory disclosures continued

Group companies continued

Name	Security	Registered address

Wholly owned subsidiaries continued

SmithKline Beecham Overseas Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

SmithKline Beecham Pension Plan Trustee Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

SmithKline Beecham Pension Trustees Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

SmithKline Beecham Pharma GmbH & Co KG	Partnership Capital	Prinzregentenplatz 9, Munchen, 81675, Germany

SmithKline Beecham Pharma Verwaltungs GmbH	Ordinary	Prinzregentenplatz 9, Munchen, 81675, Germany

SmithKline Beecham Pharmaceuticals (Pty) Limited (ii) (iv)	Ordinary	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa

SmithKline Beecham Pharmaceuticals Co.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

SmithKline Beecham Port Louis Limited (iv)	Ordinary	c/o CIM Corporate Services Ltd, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius

SmithKline Beecham Senior Executive Pension Plan Trustee Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Stiefel Distributors (Ireland) Limited (ii) (iv) (vii)	Ordinary	Finisklin Business Park, Sligo, Ireland

Stiefel Dominicana, S.R.L. (ii) (iv)	Ordinary	Ave. Lope de Vega #29, Torre NovoCentro, Local 406, Santo Domingo, Dominican Republic

Stiefel Farma, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain

Stiefel GmbH & Co. KG	Partnership Capital	Industriestrasse 32-36, Bad Oldesloe, 23843, Germany

Stiefel India Private Limited	Equity	401-402, A, Wing, 4th Floor,Floral Deck Plaza, Opp Rolta Bhavan, Central MIDC Road, Mumbai, Andheri (E), 400093, India

Stiefel Laboratories Legacy (Ireland) Limited (vii)	Ordinary	Finisklin Business Park, Sligo, Ireland

Stiefel Laboratories Limited (ii)	Ordinary	Eurasia Headquarters, Concorde Road, Maidenhead, Berkshire, SL6 4BY, England

Stiefel Laboratories Pte Limited (ii)	Ordinary	103 Gul Circle, 629589, Singapore

Stiefel Laboratories, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Stiefel Maroc SARL (ii) (iv)	Ordinary	275 Boulevard Zerktouni, Casablanca, Morocco

Stiefel Research (Australia) Holdings Pty Ltd	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia

Stiefel Research Australia Pty Ltd	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia

Stiefel West Coast LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Strebor Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Tempero Pharmaceuticals, Inc.	Series A Preference; Series B Preference; Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Tesaro Bio Austria GmbH	Common	Fleischmarkt 1/6/12, Vienna, 1010, Austria

Tesaro Bio France SAS	Shares	235 avenue Le Jour Se Lève, Boulogne, 92100, France

Tesaro Bio Germany GmbH	Shares	Leopoldstr. 37A, Munich, 80802, Germany

Tesaro Bio GmbH	Ordinary	Poststrasse 6, 6300 Zug, Switzerland

Tesaro Bio Italy S.R.L	Shares	Via Vincenzo, Bellini 22 00198, Roma, Italy

Tesaro Bio Netherlands B.V (x)	Shares	Joop Geesinkweg 901, 1114 AB, Amsterdam-Duivendrecht, Netherlands

Tesaro Bio Spain S.L.U.	Shares/Participation Quota	Severo Ochoa, 2 Parque Tecnológico de Madrid, 28760, Tres Cantos, Madrid, Spain

Tesaro Bio Sweden AB	Common	c/o BDO Mälarden AB, Skatt Box 24193, Stockholm 10451, Sweden

Tesaro Development Limited	Shares	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda

Tesaro Securities Corporation (iv)	Common	CT Corporation, 155 Federal St, Ste. 700, Boston, 02110, United States

Tesaro, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, DE, 19808, United States

The Sydney Ross Co. (ii)	Common	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing, New Jersey, 08628, United States

The Wellcome Foundation Investment Company Limited (ii) (iv)	Limited by guarantee	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

UCB Pharma Asia Pacific Sdn Bhd (ii)	Ordinary	12th Floor, Menara Symphony, No.5, Jalan Prof. Khoo Kay Kim, Seksyen 13, Petaling Jaya, 46200, Malaysia

Wellcome Consumer Healthcare Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Wellcome Consumer Products Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Wellcome Developments Pty Ltd (ii) (iv)	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia

Wellcome Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Wellcome Operations Pty Ltd (ii) (iv)	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia

304    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Other statutory disclosures continued

Group companies continued

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100%

Alacer Corp.	Common	68	C T Corporation System, 818 West 7th Street, Los Angeles, California, 90017, United States

Amoun Pharmaceutical Industries Co. S.A.E.	New Monetary Shares (99.5%)	90.7	El Salam City 11491, PO Box 3001, Cairo, Egypt

Beecham Enterprises Inc. (ii)	Common	59.84	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Biddle Sawyer Limited	Equity	75	252 Dr Annie Besant Road, Mumbai, 400030, India

Block Drug Company, Inc.	Common	68	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing, New Jersey, 08628, United States

Block Drug Corporation (ii)	Common	68	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing, New Jersey, 08628, United States

British Pharma Group Limited (i)	Captial (50%)	50	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Consumer Healthcare Holdings Limited	Ordinary	68	Ramsgate Road, Sandwich, Kent, CT13 9NJ, England

Consumer Healthcare Intermediate Holdings Limited	Ordinary	68	Ramsgate Road, Sandwich, Kent, CT13 9NJ, England

Duncan Consumer Healthcare Philippines Inc	Common	68	2266 Don Chino Roces Avenue, Makati City, Philippines

Duncan Pharmaceuticals Philippines Inc.	Common	92.52	2266 Chino Roces Avenue, City of Makati, 1231, Philippines

Ex-Lax, Inc.	Common	68	The Prentice Hall Corporation System, Puerto Rico, Inc., c/o Fast Solutions, LLC, Citi Tower, 252 Ponce de Leon Avenue, Floor 20, San Juan, 00918, Puerto Rico

Ferrosan ApS	A Shares; B Shares	68	Lautrupvang 8, 2750 Ballerup, Denmark

Ferrosan International ApS	Ordinary	68	Lautrupvang 8, 2750 Ballerup, Denmark

Ferrosan S.R.L.	Registered capital	68	178/C Calea Turzii, Cluj-Napoca, Cluj County, Romania

Galvani Bioelectronics Inc.	Common	55	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Galvani Bioelectronics Limited	A Ordinary; B Ordinary (0%)	55	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Glaxo Saudi Arabia Limited	Ordinary	75	PO Box 22617, Area No 56 to 73, Warehouse City, First Stage Al Khomrah, Jeddah 21416, Saudi Arabia

Glaxo Wellcome Ceylon Limited	Ordinary; Ordinary B	67.8	121 Galle Road, Kaldemulla, Moratuwa, Sri Lanka

GlaxoSmithKline (Tianjin) Co. Ltd	Ordinary	90	No. 65, the Fifth Avenue, Tai Feng Industrial Park, Tianjin Economic and Technolog, Tianjin, 300457, China

GlaxoSmithKline Algérie S.P.A.	Ordinary	99.99	Zone Industrielle Est, Boudouaou, Wilaya de Boumerdes, Algeria

GlaxoSmithKline Bangladesh Limited (iv)	Ordinary (82%)	82	Fouzderhat Industrial Area, Dhaka Trunk Road, North Kattali, Chittagong - 4217, Bangladesh

GlaxoSmithKline Brasil Produtos para Consumo e Saude Ltda	Quotas	68	66 BL1/302, Vitor Civita Street, Barra Tijuca, Rio de Janeiro, 22775-044, Brazil

GlaxoSmithKline Consumer Healthcare (China) Co. Ltd	Ordinary	68	Floor 8, 168 Xizangzhong Road, Huangpu District, Shanghai, China

GlaxoSmithKline Consumer Healthcare (Hong Kong) Limited	Ordinary	68	23/F., Tower 6, The Gateway, 9 Canton Road, Tsimshatsui, Kowloon, Hong Kong

GlaxoSmithKline Consumer Healthcare (Ireland) Limited (vii)	Ordinary	68	12 Riverwalk Citywest Business Campus, Dublin, 24, Ireland

GlaxoSmithKline Consumer Healthcare (Overseas) Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare (Thailand) Limited	Ordinary	68	13th Floor, Unit 13.05 and 13.06 Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand

GlaxoSmithKline Consumer Healthcare (UK) IP Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare (UK) Trading Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare (US) IP LLC	LLC Interests	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GlaxoSmithKline Consumer Healthcare A/S	Ordinary	68	Nykaer 68, Brondby, DK-2605, Denmark

GlaxoSmithKline Consumer Healthcare AB (v)	Ordinary	68	Nykaer 68, Brondby, DK-2605, Denmark

GlaxoSmithKline Consumer Healthcare Australia Pty ltd	Ordinary	68	82 Hughes Avenue, Ermington, NSW, 2115, Australia

GlaxoSmithKline Consumer Healthcare B.V.	Ordinary	68	Huis ter Heideweg 62, 3705 LZ, Zeist, Netherlands

GlaxoSmithKline Consumer Healthcare Colombia SAS	Ordinary	68	Avenida El Dorado, #69B-45/Piso 9, Bogota, Colombia

GlaxoSmithKline Consumer Healthcare Czech Republic s.r.o.	Ordinary	68	Hvezdova 1734/2c, Prague, 4 140 00, Czech Republic

GlaxoSmithKline Consumer Healthcare Finance Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare Finance No.2 Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare Finland Oy	Ordinary	68	Piispansilta 9A, Fin-02230, Espoo, Finland

GlaxoSmithKline Consumer Healthcare GmbH	Ordinary	68	Wagenseilgasse 3, Euro Plaza, Gebäude I, 4. Stock, Vienna, A-1120, Austria

GlaxoSmithKline Consumer Healthcare GmbH & Co. KG	Partnership Capital	68	Barthstr. 4, München, 80339, Germany

GSK Annual Report 2019    305

Other statutory disclosures continued

Group companies continued

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100% continued

GlaxoSmithKline Consumer Healthcare Greece Societe Anonyme	Ordinary	68	274 Kifissias Avenue Halandri, Athens, 152 32, Greece

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited	A; B(0%); Preference	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare Holdings (US) LLC	LLC Interests	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GlaxoSmithKline Consumer Healthcare Inc.	Common	68	7333 Mississauga Road North, Mississagua, ON, L5N 6L4, Canada

GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No 3) Limited (iii) (vii)	Ordinary	68	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland

GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No.2) Unlimited Company (iii) (vii)	Ordinary	68	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland

GlaxoSmithKline Consumer Healthcare Japan K.K.	Ordinary	68	1-8-1 Akasaka Minato-Ku, Tokyo, Japan

GlaxoSmithKline Consumer Healthcare Korea Co., Ltd.	Ordinary	68	9F LS Yongsan Tower, 92, Hangang-daero, Yongsan-gu, Seoul, 04386, Korea, Republic of

GlaxoSmithKline Consumer Healthcare L.L.C.	LLC Interests	68	Corporation Service Company, 2595 Interstate Drive Suite 103, Harrisburg, Pennsylvania, 17110, United States

GlaxoSmithKline Consumer Healthcare Limited (iv)	Ordinary	72.5	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India

GlaxoSmithKline Consumer Healthcare Mexico, S. De R.L. de C.V.	Ordinary	68	Calzada Mexico-Xochimilco 4900, Colonia San Lorenzo Huipulco, Delegacion Tlalpan, Mexico, D.F. 14370, Mexico

GlaxoSmithKline Consumer Healthcare New Zealand ULC	Ordinary	68	Level 11, Zurich House, 21 Queen Street, Auckland, 1010, New Zealand

GlaxoSmithKline Consumer Healthcare Norway AS	Ordinary	68	Drammensveien 288, 1326 Lysaker, Norway

GlaxoSmithKline Consumer Healthcare Pakistan Limited	Ordinary (85.8%)	58.30%	The Sykes Building, 35 Dockyard Road, West Wharf, Karachi, 74000, Pakistan

GlaxoSmithKline Consumer Healthcare Philippines Inc	Common	68	2266 Don Chino Roces Avenue, Makati City, Philippines

GlaxoSmithKline Consumer Healthcare Pte. Ltd.	Ordinary	68	23 Rochester Park, 139234, Singapore

GlaxoSmithKline Consumer Healthcare S.A.	Ordinary	68	Site Apollo, Avenue Pascal 2-4-6, Wavre, 1300, Belgium

GlaxoSmithKline Consumer Healthcare S.A.	Ordinary	68	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain

GlaxoSmithKline Consumer Healthcare S.p.A.	Ordinary	68	Via Zambeletti snc,Baranzate, Milan, 20021, Italy

GlaxoSmithKline Consumer Healthcare Saudi Limited	Ordinary	68	603 Salamah Tower 6th Floor, Madinah Road Al-Salamah District Jeddah 21425, Saudi Arabia

GlaxoSmithKline Consumer Healthcare Sdn. Bhd.	Ordinary	68	Lot 89, Jalan Enggang, Ampang/Ulu Kelang Industrial Estate, 6800 Ampang, Selangor, Darul Ehsan, Malaysia

GlaxoSmithKline Consumer Healthcare Slovakia s. r. o.	Ownership interest	68	Galvaniho 7/A, Bratislava, 821 04, Slovakia

GlaxoSmithKline Consumer Healthcare South Africa (Pty) Ltd	Ordinary	68	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa

GlaxoSmithKline Consumer Healthcare Sp.z.o.o.	Ordinary	68	Ul. Grunwaldzka 189, Poznan, 60-322, Poland

GlaxoSmithKline Consumer Healthcare SRL	Ordinary	68	1-5 Costache Negri Street, Opera Center One, 6th floor (Zone 2), District 5, Bucharest, Romania

GlaxoSmithKline Consumer Healthcare Vietnam Company Limited (ii)	Charter Capital	68	Floor 16, Metropolitan, 235 Dong Khoi, Ben Nghe Ward, District 1, Ho Chi Minh City, Viet Nam

GlaxoSmithKline Consumer Healthcare, L.P.	Partnership Capital	59.84	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GlaxoSmithKline Consumer Healthcare, Produtos para a Saude e Higiene, Lda	Ordinary Quota	68	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal

GlaxoSmithKline Consumer Nigeria plc (vi)	Ordinary (46.4%)	46.4	1 Industrial Avenue, Ilupeju, Ikeja, Lagos, PM B 21218, Nigeria

GlaxoSmithKline Consumer Private Limited	Equity	68	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India

GlaxoSmithKline Consumer Trading Services Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Costa Rica S.A.	Ordinary	68	300 metros al este de la Rotonda de la Betania, Mercedes de Montes de Oca, Sabanilla, Montes de Oca, San Jose, Costa Rica

GlaxoSmithKline Dungarvan Limited (vii)	Ordinary	68	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland

GlaxoSmithKline Healthcare AO	Ordinary	68	Premises III, Room 9, floor 6, Presnenskaya nab. 10, Moscow, 123112, Russian Federation

GlaxoSmithKline Healthcare GmbH	Ordinary	68	Barthstr. 4, München, 80339, Germany

GlaxoSmithKline Healthcare Ukraine O.O.O.	Ownership interest	68	Pavla Tychyny avenue, 1-V, Kiev, 02152, Ukraine

GlaxoSmithKline Limited	Ordinary	68	Likoni Road; PO Box 78392; Nairobi; Kenya

GlaxoSmithKline Pakistan Limited	Ordinary (82.6%)	82.6	The Sykes Building, 35 Dockyard Road, West Wharf, Karachi, 74000, Pakistan

GlaxoSmithKline Panama S.A.	Ordinary	68	Urbanizacion Industrial Juan D, Calles A Y B, Republic of Panama, Panama

GlaxoSmithKline Paraguay S.A.	Ordinary	68	Oficial Gilberto Aranda 333, Planta Alta casi Salvador del Mundo, Asuncion, Paraguay

306    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Other statutory disclosures continued

Group companies continued

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100% continued

GlaxoSmithKline Pharmaceuticals Limited	Equity (75%)	75	252 Dr Annie Besant Road, Mumbai, 400030, India

GlaxoSmithKline Philippines Inc	Common	92.52	2266 Chino Roces Avenue, City of Makati, 1231, Philippines

GlaxoSmithKline S.A.E.	Ordinary (91.2%)	91.2	Boomerang Office Building – Land No. 46, Zone (J) – 1st District, Town Center – 5th Tagammoe, New Cairo City, Egypt

GlaxoSmithKline Sante Grand Public SAS	Ordinary	68	23 rue François Jacob, 92500, Rueil-Malmaison, France

GlaxoSmithKline Tuketici Sagligi Anonim Sirketi	Nominative	68	Büyükdere Caddesi No. 173, 1.Levent Plaza B Blok, 1.Levent, Istanbul, 34394, Turkey

GlaxoSmithKline-Consumer Hungary Limited Liability Company	Membership	68	H-1124, Csorsz utca 43, Budapest, Hungary

GSK Canada Holding Company Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK CH Kazakhstan LLP	Charter Capital	68	32 A Manasa Str., Bostandyk District, Almaty, 050008, Kazakhstan

GSK Consumer Health, Inc.	Common	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, DE, 19808, United States

GSK Consumer Healthcare Holdings (US) Inc.	Common	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, DE, 19808, United States

GSK Consumer Healthcare Holdings No. 2 LLC (iii)	Unit	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, DE, 19808, United States

GSK Consumer Healthcare Israel Ltd (iv)	Ordinary	68	25 Basel Street, Petech Tikva 49510, Israel

GSK Consumer Healthcare Levice, s.r.o.	Ordinary	68	Priemyselny Park Gena, Ul. E. Sachsa 4-6, 934 01, Levice, Slovakia

GSK Consumer Healthcare S.A.	Ordinary	68	Route de I’Etraz, 1197 Prangins, Switzerland

GSK Consumer Healthcare Schweiz AG	Ordinary	68	Suurstoffi 14, Rotkreuz, 6343, Switzerland

GSK Consumer Healthcare Services, Inc.	Common	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GSK Consumer Healthcare Singapore Pte. Ltd.	Ordinary	68	23 Rochester Park, 139234, Singapore

GSK New Zealand Holding Company Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK-Gebro Consumer Healthcare GmbH	Ordinary (60%)	40.8	Bahnhofbichl 13, 6391 Fieberbrunn, Kitzbühel, Austria

Iodosan S.p.A.	Ordinary	68	Via Zambeletti snc, Baranzate, Milan, 20021, Italy

Kuhs GmbH	Ordinary	68	Barthstr. 4, München, 80339, Germany

Laboratorios ViiV Healthcare, S.L.	Ordinary	78.3	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain

Modern Pharma Trading Company L.L.C.	Quotas (98.2%)	98.2	Amoun Street, PO Box 3001, El Salam City, Cairo, 11491, Egypt

N.C.H. – Nutrition Consumer Health Ltd (ii)	Ordinary	68	14 Hamephalsim St, Petach Tikva, Israel

New PCH LLC	Membership Interest	68	The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, United States

P.T. SmithKline Beecham Pharmaceuticals	A Shares; B Shares (0%)	99	Jl. Pulobuaran Raya, Kav. III DD/2,3,4, Kawasan Industri Pulogadung, Jakarta, 13930, Indonesia

P.T. Sterling Products Indonesia	A Shares; B Shares	68	Graha Paramita Building, 5th F, Jalan Denpasar Raya Blok D-2, Jakarta, 12940, Indonesia

Panadol GmbH	Ordinary	68	Barthstr. 4, München, 80339, Germany

PF Consumer FZ-LLC	Ordinary	68	3-6 Atlas Business Center, Dubai, United Arab Emirates

PF Consumer Healthcare 1 LLC	Membership Interest	68	The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, United States

PF Consumer Healthcare B.V.	Class A; Class B	68	Rivium Westlaan 142, 2909LD Capelle aan den IJssel, Netherlands

PF Consumer Healthcare Brazil Importadora e Distribuidora de Medicamentos Ltda	Quota	68	Barueri, State of Sao Paolo, at Avenida Ceci, No. 1900, Block III, Park 67, Tambore District, 06460-120, Brazil

PF Consumer Healthcare Canada ULC / PF Soins De Sante SRI	Common	68	595 Burrad Street, Three Bentall Centre, P.O Box 49314, Suite 2600, Vancouver, British Columbia Canada V7X 1L3

PF Consumer Healthcare Holding B.V.	Ordinary	68	Rivium Westlaan 142, 2909LD Capelle aan den IJssel, Netherlands

PF Consumer Healthcare Mexico, S. de R.L. de C.V.	Quota	68	Paleo de los Tamarindos no. 40, Piso 3, Bosques de las Lomas, Cuajimalpa de Morelos, Mexico, 05120, Mexico

PF Consumer Healthcare New Zealand ULC	Ordinary	68	Level 11, 21 Queen Street, Auckland Central, Auckland, 1010, New Zealand

PF Consumer Healthcare Singapore Pte. Ltd	Ordinary	68	80 Pasir Panjang Road, #16-81/82, Mapletree Business Centre, 117372, Singapore

PF Consumer Healthcare UK Limited	Ordinary	68	Ramsgate Road, Sandwich, Kent, CT13 9NJ, England

PF Consumer Ireland Company Limited	Ordinary	68	9 Riverwalk, National Digital Park, Citywest Business Park, Dublin, 24, Ireland

PF Healthcare Australia Pty Ltd	Ordinary	68	82 Hughes Avenue, Emington, NSW 2115, Australia

Pfizer Consumer Healthcare AB	Ordinary	68	Vetenskapsvagen 10, SE-191 90, Sollentuna, Sweden

Pfizer Consumer Healthcare GmbH	Ordinary	68	Linkstrasse 10, 10785, Berlin, Germany

Pfizer Consumer Healthcare Italy S.r.l	Quota (no stock)	68	04100 Latina, Via Isonzo 71, Italy

Pfizer Consumer Manufacturing Italy S.r.l.	Quota (no stock)	68	90, Via Nettunese, 04011, Aprilia (Prov. di Latin), Italy

GSK Annual Report 2019    307

Other statutory disclosures continued

Group companies continued

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100% continued

Pfizer Laboratories PFE (Pty) Ltd.	Common	68	Flushing Meadows Building, The Campus, 57 Sloane, Bryanston 2021, South Africa

Pfizer PFE Colombia SAS	Common	68	Avenida Suba No. 95-66, Bogota, Colombia

Pfizer Sante Familiale SAS	Ordinary	68	23-25 Avenue du Docteur Lannelongue, 75014 Paris, France

PHIVCO Jersey II Limited (ii) (iii) (iv) (vii)	Ordinary	78.3	IFC 5, St Helier, JE1 1ST, Jersey, United Kingdom

PHIVCO Jersey Limited (ii) (iii) (iv) (vii)	Ordinary	78.3	IFC 5, St Helier, JE1 1ST, Jersey, United Kingdom

PHIVCO UK II Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

PHIVCO UK Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

PHIVCO-1 LLC	LLC Interests	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

PHIVCO-2 LLC	LLC Interests	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

PRISM PCH Limited	Voting Shares; Non Voting Shares	68	Ramsgate Road, Sandwich, Kent, CT13 9NJ, England

PT Glaxo Wellcome Indonesia	A Shares; B Shares (0%)	95	Jl Pulobuaran Raya Kav III DD/2, 3, 4, Kawasan Industri Pulogadung, Timur, Jakarta, 13930, Indonesia

PT GSK Consumer Healthcare Indonesia	Ordinary	68	Graha Paramita Building, 5th F, Jalan Denpasar Raya Blok D-2, Kuningan, JAKARTA SELATAN, 12940, Indonesia

PT. Bina Dentalindo (in liquidation)	Ordinary	68	Gedung Graha Ganesha Lantai 3, Jl Raya Bekasi Km 17, No5, Jakarta Timur 13930, Indonesia

Shionogi-ViiV Healthcare LLC (ii)	Common Interests	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Sino-American Tianjin Smith Kline & French Laboratories Ltd	Ordinary (55%)	55	Cheng Lin Zhuang Industrial Zone, Dong Li District, Tianjin, 300163, China

SmithKline Beecham (Private) Limited	Ordinary (99.6%)	67.8	World Trade Center, Level 34, West Tower, Echelon Square, Colombo 1, Sri Lanka

SmithKline Beecham Research Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

SmithKline Beecham S.A.	Ordinary	68	Ctra de Ajalvir Km 2.500, Alcala de Henares, Madrid, 28806, Spain

SmithKline Beecham-Biomed O.O.O.	Participation Interest (97%)	97	Leningradskiy Prospect 37A, Building 4, Floor 2, Premises XIV, Room 2, Moscow, 125167, Russian Federation

Stafford-Miller (Ireland) Limited (vii)	Ordinary	68	Clocherane, Youghal Road, Dungarvan, Co. Waterford, Ireland

Sterling Drug (Malaya) Sdn Berhad	Ordinary	68	Lot 89, Jalan Enggang, Ampang/Hung Kelang Industrial Estate 68000 Ampang, Selangor, Darul Ehsan, Malaysia

Sterling Products International, Incorporated (ii)	Common	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Stiefel Consumer Healthcare (UK) Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Stiefel Egypt LLC (ii)	Quota (99%)	99	Amoun Street, PO Box 3001, El Salam City, Cairo, 11491, Egypt

Stiefel Laboratories (Ireland) Limited (vii)	Ordinary	68	Finisklin Business Park, County Sligo, Ireland

Treerly Health Co., Ltd	Capital Contribution	68	Unit 01A, Room 3901, No 16. East Zhujiang Road, Tianhe District, Guangzhou City, the PRC, China

Vesteralens Naturprodukter AB	Ordinary	68	Uddevallavägen 3, SE-452 31, Strömstad, Sweden

Vesteralens Naturprodukter ApS	Ordinary	68	Lautrupvang 8, 2750 Ballerup, Denmark

Vesteralens Naturprodukter AS	Common	68	Drammensveien 288, 0283 Oslo, 1324 Lysaker, Norge, P.O Box No.3, Norway

Vesteralens Naturprodukter OY	Common	68	Tietokuja 4, FI-00330, Helsinki, Finland

ViiV Healthcare (South Africa) (Proprietary) Limited (ii) (iv)	Ordinary	78.3	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa

ViiV HealthCare BV	Ordinary	78.3	Huis ter Heideweg 62, 3705 LZ, Zeist, Netherlands

ViiV Healthcare Company	Common	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

ViiV Healthcare Finance 1 Limited (iv)	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare Finance 2 Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare Finance Limited	Ordinary; Redeemable Preference	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare GmbH	Ordinary	78.3	Prinzregentenplatz 9, Munchen, 81675, Germany

ViiV Healthcare GmbH	Ordinary	78.3	Talstrasse 3-5, 3053 Muenchenbuchsee, Switzerland

ViiV Healthcare Hong Kong Limited (ii)	Ordinary	78.3	23/F Tower 6, The Gateway, 9 Canton Road, Harbour City, Tsimshatsui, Kowloon, Hong Kong

ViiV Healthcare Kabushiki Kaisha	Ordinary	78.3	1-8-1 Akasaka Minato-Ku, Tokyo, Japan

308    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Other statutory disclosures continued

Group companies continued

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100% continued

ViiV Healthcare Limited	Class A Shares, Deferred; Class B Shares (0%); Class C Shares (0%); Class D1 (0%); Class D2 (0%); Class E 5% Cumulative Preference (0%)	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare Pty Ltd	Ordinary	78.3	1061 Mountain Highway, Boronia, VIC, 3155, Australia

ViiV Healthcare Puerto Rico, LLC	LLC Interests	78.3	Centro International de Mercadeo, 90 carr. 165 Torre 2, Suite 800, Guaynabo, 00968, Puerto Rico

ViiV Healthcare S.r.l.	Quota	78.3	Via Alessandro Fleming 2, Verona, 37135, Italy

ViiV Healthcare SAS	Ordinary	78.3	23 rue François Jacob, 92500, Rueil-Malmaison, France

ViiV Healthcare sprl	Ordinary	78.3	Site Apollo, Avenue Pascal 2-4-6, Wavre, 1300, Belgium

ViiV Healthcare Trading LLC (ii)	Participation Interest	78.3	Leningradskiy Prospect 37A, Building 4, Floor 2, Premises XIV, Room 28, Moscow, 125167, Russian Federation

ViiV Healthcare Trading Services UK Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare UK (No.2) Limited (ii) (iv)	Ordinary	78.3	IFC 5, St Helier, JE1 1ST, Jersey, United Kingdom

ViiV Healthcare UK (No.3) Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare UK (No.4) Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare UK (No.5) Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare UK (No.6) Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare UK Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare ULC	Common	78.3	3500 855-2nd Street SW, Calgary, AB, T2P 4J8, Canada

ViiV Healthcare Venture LLC	LLC Interests	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

ViiVHIV Healthcare Unipessoal Lda	Quota	78.3	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal

Vog AU PTY LTD (ii)	Ordinary; Redeemable Preference	68	82 Hughes Avenue, Ermington, NSW, 2115, Australia

Winster Pharmaceuticals Limited (ii)	Ordinary	46.4	2A Association Avenue, Ilupeju Industrial Estate, Lagos, PO Box 3199, Nigeria

Wyeth Consumer Healthcare LLC	Membership Interest	68	CT Corporation System, 600 N 2nd St, Suite 401, Harrisburg, Pennsylvania, 17101, United States

Wyeth Pharmaceutical Co. Ltd	Registered capital	68	4 Baodai West Road, Suzhou, Jiangsu Province, 215128, China

Wyeth Pharmaceuticals Company (viii)	Capital Contribution	68	State Road No 3, Kilometer 141.3, Guayama, 00784, Puerto Rico

Associates

Apollo Therapeutics LLP	Partnership Interest (25%)	25	Gunnels Wood Road, Stevenage SG1 2FX, England

GlaxoSmithKline Landholding Company, Inc.	Common (40%)	39.9	2266 Chino Roces Avenue, City of Makati, 1231, Philippines

Index Ventures Life VI (Jersey) LP	Partnership Interest (25%)	25	44 Esplanade, St. Helier, JE4 9WG, Jersey

Innoviva, Inc.	Common (31.7%)	31.6	2000 Sierra Point Parkway, Suite 500, Brisbane, CA 94005, United States

Kurma Biofund II, FCPR	Partnership Interest (32%)	32	24 Rue Royale, 5e étage, 75008 Paris, France

Longwood Founders Fund LP	Partnership Interest (28%)	28	The Prudential Tower, 800 Boylston Street, Suite 1555, Boston, MA 02199, United States

Medicxi Ventures I LP	Partnership Interest (26.2%)	26.2	25 Great Pulteney Street, Soho, London W1F 9ND, England

Joint Ventures

Chiron Panacea Vaccines Private Limited (ii)	Equity Shares (50%)	50	708/718, 7th Floor, A Wing, Sagar Tech Plaza, Saki Naka, Andheri East, Mumbai, Maharashtra, 400072, India

Qualivax Pte. Limited	Ordinary (50%)	50	80 Robinson Road, #02-00, 068898 Singapore

Quell Intellectual Property Corp., LLC	Membership Interest (34%)	34	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Qura Therapeutics, LLC	Units (39.2%)	39.2	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GSK Annual Report 2019    309

Other statutory disclosures continued

Group companies continued

The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the period ended 31 December 2019. Unless otherwise stated, the undertakings listed below are owned, either directly or indirectly, by GlaxoSmithKline plc.

Name	Security	Registered address	Company Number

UK registered subsidiaries exempted from audit

Burroughs Wellcome International Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00543757

Cellzome Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	05001893

Clarges Pharmaceuticals Limited	Ordinary; Preference (99.97%)	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00100583

Domantis Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	03907643

Edinburgh Pharmaceutical Industries Limited	Ordinary; Preference	Shewalton Road, Irvine, Ayrshire, KA11 5AP, Scotland	SC005534

Eskaylab Limited	10p Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00099025

Glaxochem (UK) Unlimited	Ordinary; Ordinary B; Ordinary C	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	04299472

GlaxoSmithKline Consumer Healthcare Sri Lanka Holdings Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	09400298

GlaxoSmithKline Consumer Healthcare (UK) (No.1) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00753340

GlaxoSmithKline Investment Holdings Limited (iv)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	07089743

GlaxoSmithKline Investment Services Limited (iv)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	06968741

Glaxo Wellcome UK Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00480080

Mixis Genetics Limited (iv)	Ordinary; Ordinary Euro	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	03225840

Montrose Fine Chemical Company Ltd	Ordinary	Shewalton Road, Irvine, Ayrshire, KA11 5AP, Scotland	SC190635

SmithKline Beecham (Export) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	02860752

SmithKline Beecham (H) Limited	Non-cumulative non-redeemables; Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	03296131

SmithKline Beecham (Investments) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00302065

SmithKline Beecham Marketing and Technical Services Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00494385

SmithKline Beecham Nominees Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00503868

SmithKline Beecham (SWG) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00190223

Smith Kline & French Laboratories Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00052207

Stafford-Miller Ltd	Ordinary; Non-Cumulative Non Redeemable Preference	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00318499

Stiefel Laboratories (Maidenhead) Ltd (iv)	Ordinary	Eurasia Headquarters, Concorde Road, Maidenhead, Berkshire, SL6 4BY, England	05354860

Stiefel Laboratories (U.K.) Ltd	Ordinary	Eurasia Headquarters, Concorde Road, Maidenhead, Berkshire, SL6 4BY, England	00831160

Tesaro UK Limited	Ordinary	55 Baker Street, London, W1U 7EU, England	07890847

The Wellcome Foundation Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00194814

ViiV Healthcare Overseas Limited	Ordinary*	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	07027385

*  The company has an effective ownership in ViiV Healthcare Overseas Limited of 78.3%

In accordance with section 479C of the Companies Act 2006, the Company will guarantee debts and liabilities of the above UK subsidiary undertakings. As at 31 December 2019 the total sum of these debts and liabilities is £16 million.

Key

(i)	Directly owned by GlaxoSmithKline plc.

(ii)	Dormant entity.

(iii)	Tax resident in the UK.

(iv)	Entity expected to be disposed of or removed.

(v)	Incorporated in Sweden.

(vi)	Consolidated as a subsidiary in accordance with section 1162 (4)(a) of the Companies Act 2006 on the grounds of dominant influence.

(vii)	Exempt from the provisions of section 347 and 348 of the Companies Act 2014 (Ireland), in accordance with the exemptions noted in section 357 of that Act.

(viii)	Principal business address in Puerto Rico.

(ix)	Exempt from the provisions of Regulations 4-6 of the Partnership (Accounts) Regulation 2008, in accordance with the exemptions noted in Regulation 7 of that Regulation.

(x)

The Company has provided an undertaking in accordance with Article 2:403 paragraph 1, sub-paragraph F of the Dutch Civil Code to asume joint and several liability for the acts of Tesaro Bio Netherlands B.V.

310    GSK Annual Report 2019

Strategic report
Governance and remuneration
Financial statements
Investor information

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description

Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The equivalent of tax depreciation.

American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GSK ADR represents two Ordinary Shares.

American Depositary Shares (ADS)	Listed on the New York Stock Exchange; represents two Ordinary Shares.

Basic earnings per share	Basic income per share.

Called up share capital	Ordinary Shares, issued and fully paid.

CER growth	Growth at constant exchange rates.

The company	GlaxoSmithKline plc.

Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.

Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’.

Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.

Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.

Diluted earnings per share	Diluted income per share.

Employee Share Ownership Plan Trusts	Trusts established by the Group to satisfy share-based employee incentive plans.

Equity Shareholders’ funds	Shareholders’ equity.

Finance lease	Capital lease.

Freehold	Ownership with absolute rights in perpetuity.

The Group	GlaxoSmithKline plc and its subsidiary undertakings.

GSK	GlaxoSmithKline plc and its subsidiary undertakings.

Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.

Intangible fixed assets	Assets without physical substance, such as computer software, brands, licences, patents, know-how and marketing rights purchased from outside parties.

Novartis transaction	The three-part inter-conditional transaction with Novartis AG involving the Consumer Healthcare, Vaccines and Oncology businesses completed on 2 March 2015.

Ordinary Share	A fully paid up ordinary share in the capital of the company.

Profit	Income.

Profit attributable to shareholders	Net income.

Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.

Share option	Stock option.

Share premium account	Additional paid-up capital or paid-in surplus (not distributable).

Shares in issue	The number of shares outstanding.

Subsidiary	An entity in which GSK exercises control.

Treasury share	Treasury stock.

Turnover	Revenue.

UK Corporate Governance Code

As required by the UK Listing Authority, the company has disclosed in the Annual Report how it has applied the best practice corporate governance provisions of the Financial Reporting Council’s UK Corporate Governance Code.

GSK Annual Report 2019    311

Index

	Page		Page

2020 Remuneration policy report	141	Key accounting judgements and estimates	178
2020 Remuneration policy summary	140	Key performance indicators	11
Accounting principles and policies	172	Legal proceedings	247
Acquisitions and disposals	222	Major restructuring costs	186
Adjustments reconciling profit after tax to operating cash flows	225	Modern employer	35
		Movements in equity	218
Affordability and availability	33	Net debt	203
Annual General Meeting 2020	291	New accounting requirements	179
Approach to tax	53	Nominations Committee Report	92
Assets held for sale	201	Non-controlling interests	220
Associates and joint ventures	188	Non-controlling interests in ViiV Healthcare	51
Audit & Risk Committee Report	96	Non-Executive Directors’ fees	136
Business model	01	Non-financial information statement	48
Cash and cash equivalents	201	Notes to the financial statements	170
Cash generation and conversion	65	Operating profit	184
CEO’s statement	04	Other intangible assets	196
Chairman’s statement	03	Other investments	199
Chairman’s Governance statement	76	Other non-current assets	199
Chairman’s Remuneration annual statement	116	Other non-current liabilities	216
Climate-related financial disclosure	46	Other operating income/(expense)	183
Commitments	216	Other provisions	214
Composition, succession and evaluation	92	Our Board	78
Consolidated balance sheet	167	Our culture	10
Consolidated cash flow statement	169	Our long-term priorities	09
Consolidated income statement	166	Our preparation for Brexit	48
Consolidated statement of changes in equity	168	Pensions and other post-employment benefits	205
Consolidated statement of comprehensive income	166	Pharmaceuticals	17
Consumer Healthcare	27	Pharmaceutical products, competition and intellectual property	272
Consumer Healthcare products and competition	274
Contingent consideration liabilities	215	Pipeline	269
Contingent liabilities	216	Presentation of the financial statements	170
Corporate Executive Team	82	Principal Group companies	246
Corporate governance	75	Principal risks and uncertainties	275
Corporate Responsibility Committee Report	109	Property, plant and equipment	193
Critical accounting policies	72	Quarterly trend	258
Data and engagement	39	Reconciliation of net cash flow to movement in net debt	226
Directors and senior management	139	Registrar	294
Directors’ interests in shares	137	Related party transactions	222
Directors’ statement of responsibilities	152	Reliable supply	37
Dividends	192	Remuneration governance	134
Donations to political organisations and political expenditure	298	Remuneration report	119
		Reporting framework	50
Earnings per share	192	Responsible leadership	84
Employee costs	185	Right of use assets	194
Employee share schemes	244	Risk management	43
Environment	41	Science and technology	31
Ethics and values	37	Science Committee report	107
Exchange rates	180	Section 172 statement	111
Executive Director remuneration	119	Share capital and control	288
Finance expense	187	Share capital and share premium account	217
Finance income	187	Shareholder information	288
Financial calendar 2020	291	Shareholder services and contacts	294
Financial instruments and related disclosures	227	Stakeholder engagement	15
Financial performance	06	Taxation	189
Financial position and resources	66	Tax information for shareholders	292
Financial statements of GlaxoSmithKline plc, prepared under UK GAAP	252	Trade and other payables	202
		Trade and other receivables	200
Five year record	263	Treasury policies	71
Glossary of terms	311	Trust	30
Goodwill	195	Turnover and segment information	180
Group companies	299	US law and regulation	296
Group financial review	49	Vaccines	23
Independent Auditor’s report	154	Vaccine products, competition and intellectual property	273
Industry trends	12	Viability statement	47
Inventories	200
Investments in associates and joint ventures	198
Investor relations	295

312    GSK Annual Report 2019

About GSK

GlaxoSmithKline plc was incorporated as an English public limited company on 6 December 1999. We were formed by a merger between Glaxo Wellcome plc and SmithKline Beecham plc. GSK acquired these two English companies on 27 December 2000 as part of the merger arrangements.

Our shares are listed on the London Stock Exchange and the New York Stock Exchange.

Brand names

Brand names appearing in italics throughout this report are trade marks either owned by and/or licensed to GSK or associated companies, with the exception of Gardasil owned by Merck Sharp & Dohme Corp, Rituxan owned by Biogen MA Inc. and Zofran owned by Novartis AG.

Acknowledgements

Printing

Pureprint Group, ISO 14001.

FSC certified and Carbon Neutral.

Paper

Printed on Innovation Premium, an FSC certified paper. The pulps used are Totally Chlorine Free and the manufacturing mill has ISO 14001 environmental management certification. The mill’s energy is produced from 100% biomass fuels sourced from local forestry and no fossil fuels are used. The carbon emissions have been measured and offset using the World Land Trust’s Carbon Balanced scheme.

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Annual Report 2019
Form 20-F

Cautionary statement regarding
forward-looking statements

The Group’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement.

Such factors include, but are not limited to, those discussed under ‘Principal risks and uncertainties’ on pages 275 to 287 of this Annual Report. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this Annual Report.

A number of non-IFRS measures are used to report the performance of our business. These measures are defined on pages 50 to 52 and a reconciliation of Adjusted results to Total results is set out on page 62.

The information in this document does not constitute an offer to sell or an invitation to buy shares in GlaxoSmithKline plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance. Nothing in this Annual Report should be construed as a profit forecast.

Assumptions related to 2016-2020 outlook

In outlining the expectations for 2020 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020, GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period.

The assumptions for the Group’s revenue, earnings and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, except for the acquisition of Tesaro, the proposed divestment of Horlicks and other Consumer Healthcare products to Unilever and the formation of a new Consumer Healthcare Joint Venture with Pfizer, all announced in December 2018, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the macro-economic and healthcare environment. The 2020 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017 and the product divestments planned in connection with the formation of the Consumer Healthcare Joint Venture with Pfizer.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020, including the extension and enhancement to the combined programme announced on 26 July 2017, the new Major restructuring plan announced on 25 July 2018, the Consumer Healthcare Joint Venture integration programme and the new Separation Preparation programme. They also assume that the proposed divestment of Horlicks and other Consumer Healthcare products to Unilever closes in Q1 2020 and that the integration and investment programmes following the Tesaro acquisition and the Consumer Healthcare Joint Venture with Pfizer over this period are delivered successfully.

Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER).

Notice regarding limitations on
Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report (for which see page 94), the Strategic report and the Remuneration report. Under English law the Directors would be liable to the company, but not to any third party, if one or more of these reports contained errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would otherwise not be liable. Pages 75 to 114, 152 to 153, and 275 to 310 inclusive comprise the Directors’ Report, pages 1 to 74 inclusive comprise the Strategic report and pages 115 to 150 inclusive comprise the Remuneration report, each of which have been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with these reports shall be subject to the limitations and restrictions provided by such law.

Website

GSK’s website www.gsk.com gives additional information on the Group. Notwithstanding the references we make in this Annual Report to GSK’s website, none of the information made available on the website constitutes part of this Annual Report or shall be deemed to be incorporated by reference herein.

Head Office and Registered Office GlaxoSmithKline plc 980 Great West Road Brentford, Middlesex TW8 9GS United Kingdom Tel: +44 (0)20 8047 5000 Registered number: 3888792 www.gsk.com	Search for us here